  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-249953
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF CC NEUBERGER PRINCIPAL HOLDINGS I
PROSPECTUS FOR
80,830,000 SHARES OF CLASS A COMMON STOCK, 2,500,000 SHARES OF SERIES B-1 COMMON STOCK AND 24,080,000 WARRANTS OF CC NEUBERGER PRINCIPAL HOLDINGS I (WHICH, AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE,
WILL BE RENAMED E2OPEN PARENT HOLDINGS, INC. IN CONNECTION
WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)
The board of directors of CC Neuberger Principal Holdings I, a Cayman Islands exempted company (“CCNB1”), has unanimously approved (i) the domestication of CCNB1 as a Delaware corporation (the “Domestication”); (ii) the acquisition of majority interest of E2open Holdings, LLC (“E2open Holdings”), the parent of E2open, LLC, by CCNB1 through a series of mergers, with E2open Holdings becoming a direct subsidiary of the Company as a result thereof (the “Business Combination”); and (iii) the other transactions contemplated by the Business Combination Agreement, dated as of October 14, 2020 (as it may be further amended or supplemented from time to time, the “Business Combination Agreement”), by and among CCNB1, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (“Blocker Merger Sub 6,” and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), Elliott Associates, L.P., a Cayman Islands limited partnership, Elliott International, L.P., a Delaware limited partnership, PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Sonar Company Merger Sub, LLC, a Delaware limited liability company, E2open Holdings and Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as Representative of the E2open Sellers (as defined in the accompanying proxy statement/prospectus), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. As used in the accompanying proxy statement/prospectus, the “Company” refers to CCNB1 as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “E2open Parent Holdings, Inc.” As described in the accompanying proxy statement/prospectus, CCNB1’s shareholders are being asked to consider a vote upon (among other things) the Business Combination.
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of CCNB1 (the “Class A ordinary shares”) will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statements on Form S-l (File Nos. 333-236974 and 333-237817) of CCNB1 will automatically become redeemable warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding unit of CCNB1 that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock; (iv) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CCNB1 (the “Class B ordinary shares”) will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into shares of Class A common stock, other than an aggregate of 2,500,000 Class B ordinary shares that will automatically be converted into 2,500,000 shares of Series B-1 common stock, par value $0.0001 per share, of the Company pursuant to the Sponsor Side Letter Agreement entered into by CCNB1 and the Sponsor Parties (as defined in the accompanying proxy statement/prospectus); and (v) the issued and outstanding warrants of CCNB1 issued in a private placement will automatically become warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding private placement warrants as a result of the Domestication).
Accordingly, the accompanying prospectus covers 56,750,000 shares of Class A common stock (including shares issuable upon conversion of the Class B ordinary shares), 24,080,000 shares of Class A common stock issuable upon exercise of warrants, 2,500,000 shares of Series B-1 common stock and 24,080,000 warrants to acquire shares of Class A common stock.
CCNB1’s units, Class A ordinary shares and warrants are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols “PCPL.U” “PCPL,” and “PCPL WS,” respectively. CCNB1 will apply for listing, to be effective at the time of the Business Combination, of the Company’s Class A common stock and warrants on the NYSE under the proposed symbols “ETWO” and “ETWO WS,” respectively.

The accompanying proxy statement/prospectus provides shareholders of CCNB1 with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of CCNB1. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 79 of the accompanying proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated January 12, 2021 and is first being mailed to CCNB1’s shareholders on or about January 12, 2021.

CC NEUBERGER PRINCIPAL HOLDINGS I
A Cayman Islands Exempted Company
(Company Number 359073)
200 Park Avenue, 58th Floor
New York, New York 10166
To the Shareholders of CC Neuberger Principal Holdings I:
You are cordially invited to attend the extraordinary general meeting in lieu of the general annual meeting (the “Shareholders Meeting”) of CC Neuberger Principal Holdings I, a Cayman Islands exempted company (“CCNB1” and, after the Domestication as described below, the “Company”), at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
At the Shareholders Meeting, shareholders of CCNB1 will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Business Combination Agreement, dated as of October 14, 2020 (the “Business Combination Agreement”), by and among CCNB1, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (“Blocker Merger Sub 6,” and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), Elliott Associates, L.P., a Cayman Islands limited partnership, Elliott International, L.P., a Delaware limited partnership, PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Sonar Company Merger Sub, LLC, a Delaware limited liability company, E2open Holdings, LLC, a Delaware limited liability company (“E2open Holdings”), and Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as Representative of the E2open Sellers (as defined in the accompanying proxy statement/prospectus), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things, following the Domestication of CCNB1 to the State of Delaware as described below, CCNB1 will acquire a majority interest in E2open Holdings, the parent of E2open, LLC, through a series of mergers, with E2open Holdings becoming a direct subsidiary of the Company as a result thereof (the “Business Combination”).
As a condition to closing the Business Combination (the “Closing”), the board of directors of CCNB1 has unanimously approved, and shareholders of CCNB1 are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of CCNB1’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). As used herein, the “Company” refers to CCNB1 as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “E2open Parent Holdings, Inc.”
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of CCNB1 (the “Class A ordinary shares”) will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statements on Form S-l (File Nos. 333-236974 and 333-237817) of CCNB1 (the “IPO registration statement”) will automatically become redeemable warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding unit of CCNB1 that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock; (iv) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of CCNB1 (the “Class B ordinary shares”) will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into one share of Class A common stock, other than an aggregate of 2,500,000 Class B ordinary shares that will automatically be converted into 2,500,000 shares (the “Restricted Sponsor Shares”) of Series B-1 common stock, par value $0.0001 per share, of the Company pursuant to that certain sponsor side letter agreement, dated as of October 14, 2020, by and among the Sponsor, the Founder Holders, and CCNB1 Independent Directors (each as defined in the accompanying proxy statement/prospectus) and CCNB1, a copy of which is attached as Annex B (the “Sponsor Side Letter Agreement”); and (v) the issued and outstanding warrants of CCNB1 issued in a private placement will automatically become warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding private placement warrants as a result of the Domestication). As used herein, “Public Shares” shall mean the Class A ordinary shares and “Public Warrants” shall mean the redeemable warrants to acquire Class A ordinary shares, in each case, that were registered pursuant to the IPO registration statement and the shares of the Class A common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Shareholder Proposal 1: The Domestication Proposal.”
As conditions to closing the Business Combination, you will also be asked to consider and vote upon (i) a proposal to approve and adopt the proposed Certificate of Incorporation (as defined below) upon the Domestication (the “Charter Proposal”); and (ii) a proposal approving the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock, in connection with the Business Combination, the PIPE Investment (as defined in the accompanying proxy statement/prospectus) the Backstop Agreement (as defined in the accompanying proxy statement/prospectus) and any Permitted Equity Financing (as defined in the accompanying proxy statement/prospectus) pursuant to NYSE Listing Rule 312.03 (the “NYSE Proposal”). The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Shareholders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other.
In addition, you will be asked to consider and vote upon (i) a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus (the “Equity Incentive Plan Proposal”); (ii) on a non-binding advisory basis, certain material differences between CCNB1’s existing amended and restated memorandum and articles of association (the “Existing Organizational Documents”) and the proposed new certificate of incorporation (the “Certificate of Incorporation”) and bylaws of the Company upon the Domestication (the “Organizational Documents Proposals”); and (iii) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting (the “Adjournment Proposal”). The Equity Incentive Plan Proposal and the Organizational Documents Proposals are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not

conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully in its entirety.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Blocker Sellers and the Vested Optionholders (each as defined in the accompanying proxy statement/prospectus) will receive a combination of (1) shares of Class A common stock, (2) shares of Series B-1 common stock, par value $0.0001 per share (the “Series B-1 common stock”), (3) shares of Series B-2 common stock, par value $0.0001 per share (the “Series B-2 common stock” and, together with the Series B-1 common stock, the “Class B common stock”) and (4) cash; (ii) the Flow-Through Sellers (as defined in the accompanying proxy statement/prospectus) will receive combination of (1) common units representing limited liability company interests of E2open Holdings (“Common Units”), (2) shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”), (3) a number of Series 1 restricted common units of E2open Holdings (“Series 1 RCUs”), (4) a number of Series 2 restricted common units of E2open Holdings (“Series 2 RCUs” and together with the Series 1 RCUs, the “Restricted Common Units”) and (5) cash; and (iii) the Unvested Optionholders (as defined herein) will receive a combination of (1) awards of restricted share units representing the right to receive shares of Class A common stock upon satisfaction of applicable vesting conditions (the “Restricted Share Units”), (2) shares of Series B-1 common stock and (3) shares of Series B-2 common stock, each of which will be subject to the same vesting terms as were applicable to the unvested E2open options held by such Unvested Optionholder prior to the Business Combination. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”
Following the completion of the Business Combination, as described below, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow the Flow-Through Sellers (as defined in the accompanying proxy statement/prospectus) to retain their equity ownership in E2open Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes. The Company will acquire (i) Common Units, which will be equal to (A) the number of shares of Class A common stock issued and outstanding immediately prior to the Business Combination (after giving effect to the Domestication), plus (B) the 12,850,000 shares of Class A common stock that will be issued upon the conversion of the Class B ordinary shares, plus (C) the 89,500,000 shares of Class A common stock issued, in the aggregate, to the PIPE Investors (as defined herein) and NBOKS (as defined herein) pursuant to the Forward Purchase Agreement (as defined herein), plus (D) the aggregate number shares of Class A common stock issued to the Blocker Sellers and the Vested Optionholders, plus (E) the aggregate number of shares of Class A common stock underlying the Restricted Share Units issued to the Unvested Optionholders; provided, that, such amount will be reduced on a one-to-one basis for each share of Class A common stock redeemed for which a new share of Class A common stock is not sold pursuant to the Backstop Agreement or a Permitted Equity Financing, and (ii) Restricted Common Units, which will be equal to (A) the 2,500,000 Restricted Sponsor Shares, plus (B) the aggregate number of shares of Series B-1 common stock issued to the Blocker Sellers, the Vested Optionholders and the Unvested Optionholders. In addition, following the completion of the Business Combination, management of the business and affairs of E2open will be vested in the Company. The Restricted Sponsor Shares (along with all other shares of Series B-1 common stock) will automatically convert into shares of Class A common stock upon the 5-day VWAP (as defined in the accompanying proxy statement/prospectus) of the Class A common stock being at least $13.50 per share (subject to adjustment). The shares of Series B-2 common stock will automatically convert into shares of Class A common stock upon the 20-day VWAP (as defined in the accompanying proxy statement/prospectus) of the Class A common stock being at least $15.00 per share (subject to adjustment). Upon conversion of the Restricted Sponsor Shares, the holder of each such Restricted Sponsor Share will be entitled to receive a payment equal to the amount of dividends declared on a share of Class A common stock beginning at Closing and ending on the day before the date such Restricted Sponsor Share converts into a share of Class A common stock. If any of the Restricted Sponsor Shares do not convert prior to the 10-year anniversary of the Closing Date, such Restricted Sponsor Shares will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payment (as defined in the accompanying proxy statement/prospectus) in respect of such Restricted Sponsor Shares. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Sponsor Side Letter.

In addition, in connection with the IPO, CCNB1 entered into that certain Forward Purchase Agreement, dated April 28, 2020 (the “Forward Purchase Agreement”), with Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”), which provides for the purchase of up to 20,000,000 Class A ordinary shares (the “Forward Purchase Shares”), plus 5,000,000 redeemable warrants to purchase one Class A ordinary share at $11.50 per share (the “Forward Purchase Warrants” and, together with the Forward Purchase Shares, the “Forward Purchase Securities”), for a purchase price of $200,000,000 or $10.00 per Class A ordinary share (the “Maximum Forward Purchase Amount”), in a private placement to close concurrently with the closing of CCNB1’s initial business combination (which will be the Business Combination should it occur). In connection with the Business Combination Agreement, NBOKS and CCNB1 entered into a letter agreement (the “FPA Side Letter”), attached as Annex C to this proxy statement/prospectus, whereby NBOKS confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Shares in connection with the Business Combination. The Forward Purchase will be made regardless of whether any Class A ordinary shares are redeemed by CCNB1’s public shareholders. The Forward Purchase Securities will be issued only in connection with the Closing. The proceeds from the sale of Forward Purchase Securities will be part of the consideration payable under the Business Combination Agreement. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Forward Purchase Agreement, subject to the terms and conditions set forth therein.
Concurrently with the execution of the Business Combination Agreement, CCNB1 also entered into that certain Backstop Facility Agreement (the “Backstop Agreement”) with NBOKS, in the form attached as Annex D to the accompanying proxy statement/prospectus, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital Partners, LLC and NBOKS on a first come first serve basis, allocate up to an aggregate of $300,000,000 to subscribe for shares of Class A common stock at $10.00 per share in connection with the Business Combination (the “Backstop Amount”), which amount shall not exceed the number of shares of CCNB1 subject to redemption (the “Backstop”). Under the Backstop Agreement, CCNB1 and NBOKS made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Backstop Agreement will not survive the consummation of the Backstop. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the Closing, and will be consummated simultaneously with the Closing. The Backstop Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Backstop Agreement, subject to the terms and conditions set forth therein.
In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing Date, including the Third Amended and Restated Limited Liability Company Agreement, the Tax Receivable Agreement and the Investor Rights Agreement (each as defined in the accompanying proxy statement/prospectus). The Third Amended and Restated Limited Liability Company Agreement will provide unitholders in E2open Holdings the right to exchange Common Units, together with the cancellation of an equal number of shares of Class V common stock in the Company, for an equal number of shares of Class A common stock, subject to certain restrictions set forth therein. The Restricted Common Units held by unitholders in E2open Holdings will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described under the heading “Shareholder Proposal 2: The Business Combination Proposal — Third Amended and Restated Limited Liability Company Agreement”) and will not be exchangeable for Class A common stock or entitled to receive distributions from E2open Holdings (subject to payment of a distribution catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that CCNB1 redeem all or a portion of such shareholder’s Public Shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying Public Shares and Public Warrants prior to exercising Redemption Right (as defined in the accompanying proxy statement/prospectus) with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying

Public Shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (the “Transfer Agent”), CCNB1’s transfer agent, directly and instruct it to do so. The Redemption Right (as defined in the accompanying proxy statement/prospectus) includes the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Public Shareholders may elect to redeem Public Shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its Redemption Right (as defined in the accompanying proxy statement/prospectus) with respect to all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, the Company will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established by CCNB1 pursuant to that certain trust agreement, dated April 28, 2020, established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of January 11, 2021, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Right (as defined in the accompanying proxy statement/prospectus) in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place following the Domestication and accordingly it is shares of Class A common stock that will be redeemed immediately after consummation of the Business Combination. See “Shareholders Meeting — Redemption Right” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The holders of Class B ordinary shares have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their Redemption Right (as defined in the accompanying proxy statement/prospectus) with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the holders of Class B ordinary shares own approximately 27.0% of the issued and outstanding ordinary shares.
The Business Combination Agreement provides that the obligations of E2open Holdings and the Blockers’ to consummate the Business Combination is conditioned on, among other things, an aggregate amount equal to the sum of (without duplication) the cash proceeds from the Trust Account, net of any amounts paid to CCNB1’s shareholders that exercise their redemption rights in connection with the Business Combination, plus the PIPE Investment, plus $200,000,000 pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, plus (i) any amount raised pursuant to Permitted Equity Financings prior to Closing and (ii) any amount funded pursuant to the Backstop Agreement (which will not, in the case of these clauses (i) and (ii), exceed $300,000,000 in the aggregate) (collectively, “Available Closing Date Equity”) being equal to or greater than (b) $1,020,000,000 at the consummation of the Business Combination, less the amount of certain transaction expenses, to the extent less than an agreed upon cap, if any (collectively, “Minimum Cash Amount,” and such condition, the “Minimum Cash Condition”). If this Minimum Cash Condition is not met, and such condition is not waived by the E2open Holdings and the Blockers, then the Business Combination Agreement may be terminated and the proposed Business Combination may not be consummated. The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that any party to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will CCNB1 redeem Public Shares in an amount that would cause CCNB1’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

In connection with the signing of the Business Combination Agreement, CCNB1 entered into subscription agreements (the “Subscription Agreements”) with certain investors, including equityholders of CCNB1 and E2open Holdings (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and CCNB1 agreed to issue and sell to such investors, on the Closing Date, an aggregate of 69,500,000 shares of Class A common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $695,000,000.
CCNB1 is providing the accompanying proxy statement/prospectus and accompanying proxy card to CCNB1’s shareholders in connection with the solicitation of proxies to be voted at the Shareholders Meeting and at any adjournments of the extraordinary meeting. Information about the Shareholders Meeting, the Business Combination and other related business to be considered by CCNB1’s shareholders at the Shareholders Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Shareholders Meeting, all of CCNB1’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 74 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of CCNB1 has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to CCNB1’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of CCNB1, you should keep in mind that CCNB1’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1 ordinary shares as of the Record Date (as defined in the accompanying proxy statement/prospectus) that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1 ordinary shares as of the Record Date (as defined in the accompanying proxy statement/prospectus) that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fail to receive the required approval by the shareholders of CCNB1 at the Shareholders Meeting, the Business Combination will not be completed.
Your vote is very important. Whether or not you plan to attend the Shareholders Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Shareholders Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Shareholders Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Shareholders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Equity Incentive Plan Proposal and the Organizational Documents Proposals, which will be voted upon on a non-binding advisory basis, are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Shareholders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholders Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholders Meeting. If you are a shareholder of record and you attend the Shareholders Meeting and wish to vote in person, you may withdraw your proxy and vote in person (including by voting online at the meeting if the meeting is conducted virtually).

TO EXERCISE YOUR REDEMPTION RIGHT, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CCNB1’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDERS MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT.
On behalf of the board of directors of CCNB1, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
Chinh E. Chu, Director and Chief Executive Officer
NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated January 12, 2021 and is first being mailed to shareholders on or about January 12, 2021.

ADDITIONAL INFORMATION
The accompanying document is the proxy statement of CCNB1 for the Shareholders Meeting and the prospectus for the securities of the continuing Delaware corporation following the Domestication. This registration statement and the accompanying proxy statement/prospectus is available without charge to shareholders of CCNB1 upon written or oral request. This document and other filings by CCNB1 with the SEC may be obtained by either written or oral request to CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, New York 10166 or by telephone at (212) 355-5515.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.
In addition, if you have questions about the Shareholder Proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing PCPL.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.
See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.
Information contained on the CCNB1 website, or any other website, is expressly not incorporated by reference into the accompanying proxy statement/prospectus.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Shareholders Meeting, or no later than January 26, 2021.

CC NEUBERGER PRINCIPAL HOLDINGS I
A Cayman Islands Exempted Company
(Company Number 359073)
200 Park Avenue, 58th Floor, New York, New York 10166
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON FEBRUARY 2, 2021
TO THE SHAREHOLDERS OF CC NEUBERGER PRINCIPAL HOLDINGS I:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting in lieu of the annual general meeting (the “Shareholders Meeting”) of CC Neuberger Principal Holdings I, a Cayman Islands exempted company (“CCNB1” and, after the Domestication as described below, the “Company”), will be held at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York, 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the Securities and Exchange Commission as proxy material. You are cordially invited to attend the Shareholders Meeting, which will be held for the following purposes:
(1)
Proposal No. 1 — The Domestication Proposal — To consider and vote upon a proposal by special resolution to change the corporate structure and domicile of CCNB1 by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected simultaneously with the Business Combination (as defined below) by CCNB1 filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, CCNB1 will become a Delaware corporation and will change its corporate name to “E2open Parent Holdings, Inc.” and all outstanding securities of CCNB1 will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.” The forms of the proposed Delaware Certificate of Incorporation and proposed Bylaws of the Company to become effective upon the Domestication, are attached to the accompanying proxy statement/prospectus as Annex E and Annex F, respectively.

(2)
Proposal No. 2 — The Business Combination Proposal — To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated as of October 14, 2020 (as amended or supplemented from time to time, the “Business Combination Agreement”), by and among CCNB1, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF

Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), Elliott Associates, L.P., a Cayman Islands limited partnership (“EALP”), Elliott International, L.P., a Delaware limited partnership (“EILP”), PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Sonar Company Merger Sub, LLC, a Delaware limited liability company, and Insight Venture Management, LLC, a Delaware limited liability company, solely in its capacity as Representative of the Blocker Owners and the Company Equityholders (each, as defined therein), and the transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”). Pursuant to the Business Combination Agreement, CCNB1 will acquire the majority of the company interests of E2open Holdings and simultaneously with such acquisition will change its name to “E2open Parent Holdings, Inc.,” with E2open Parent Holdings, Inc. continuing as the holding company of E2open subsequent to the Business Combination, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
(3)
Proposal No. 3 — The Equity Incentive Plan Proposal — To consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan. We refer to this as the “Equity Incentive Plan Proposal.” A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex M.

(4)
Proposal No. 4 — The Charter Proposal — To consider and vote upon the approval by special resolution of the amendment and restatement of the Existing Organizational Documents (as defined herein) in their entirety by the proposed new certificate of incorporation (the “Certificate of Incorporation”) of the Company (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), including authorization of the change in authorized share capital as indicated therein and the change of name of CCNB1 to “E2open Parent Holdings, Inc.” in connection with the Business Combination. We refer to this as the “Charter Proposal.” A copy of the Certificate of Incorporation is attached to the accompanying proxy statement/prospectus as Annex E.

(5)
Proposal No. 5 — The Organizational Documents Proposals — To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Certificate of Incorporation (collectively, the “Organizational Documents Proposals”), to approve by ordinary resolution the following material differences between the current amended and restated memorandum and articles of association of CCNB1 (the “Existing Organizational Documents”) and the Certificate of Incorporation and the proposed new bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Proposed Organizational Documents”) of CCNB1:

(A)
Organizational Documents Proposal 5A — An amendment to change the authorized capital stock of CCNB1 from (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”), 9,000,000 shares of Series B-1 common stock, par value $0.0001 per share, of the Company (the “Series B-1 common stock”), 4,000,000 shares of Series B-2 common stock, par value $0.0001 per share, of the Company (the “Series B-2 common stock"), 40,000,000 shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) (this proposal is referred to herein as “Organizational Documents Proposal 5A”);

(B)
Organizational Documents Proposal 5B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series,

with such terms and conditions as may be expressly determined by the Company Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal 5B”);
(C)
Organizational Documents Proposal 5C — An amendment to provide that certain provisions of the Certificate of Incorporation are subject to certain provisions of the Investor Rights Agreement (as defined below) (this proposal is referred to herein as “Organizational Documents Proposal 5C”);

(D)
Organizational Documents Proposal 5D — An amendment to remove the ability of the Company’s stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office (this proposal is referred to herein as “Organizational Documents Proposal 5D”);

(E)
Organizational Documents Proposal 5E — An amendment to authorize the classification of the Company Board into three classes of directors with staggered three-year terms of office and make certain related changes (this proposal is referred to herein as “Organizational Documents Proposal 5E”);

(F)
Organizational Documents Proposal 5F —  An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation (this proposal is referred to herein as “Organizational Documents Proposal 5F”); and

(G)
Organizational Documents Proposal 5G —  Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws to be adopted as part of the Domestication (copies of which are attached to the accompanying proxy statement/prospectus as Annex E and Annex F, respectively), including (1) changing the post-Business Combination corporate name from “CC Neuberger Principal Holdings I” to “E2open Parent Holdings, Inc.,” which is expected to occur after the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL but providing other restrictions regarding takeovers by interested stockholders, and (4) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of CCNB1 believes are necessary to adequately address the needs of the Company after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal 5G”); and

(6)
Proposal No. 6 — The NYSE Proposal — To consider and vote upon a proposal by ordinary resolution to approve, for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock, in connection with the Business Combination, the PIPE Investment, the Backstop Agreement, and any Permitted Equity Financing and shares of Class A common stock underlying Restricted Sponsor Shares (the “NYSE Proposal”).

(7)
Proposal No. 7 — The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

These Shareholder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ordinary shares of CCNB1 at the close of business on December 23, 2020 (the “Record Date”) are entitled to notice of the Shareholders Meeting and to vote and have their votes counted at the Shareholders Meeting and any adjournments of the Shareholders Meeting.
After careful consideration, the board of directors of CCNB1 has determined that the Shareholder Proposals are fair to and in the best interests of CCNB1 and its shareholders and unanimously recommends that the holders of CCNB1’s ordinary shares entitled to vote with respect to each of the Shareholder Proposals, vote or give instruction to vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Charter Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the NYSE Proposal, and “FOR” the Adjournment Proposal.
The existence of any financial and personal interests of one or more of CCNB1’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CCNB1 and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that CCNB1 redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
hold Public Shares, or if you hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption right with respect to the Public Shares;

(ii)
submit a written request to the Transfer Agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to Continental Stock Transfer & Trust Company, CCNB1’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Public Shareholders may seek to have their Public Shares redeemed by CCNB1, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposal and whether they held CCNB1 ordinary shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ordinary shares of CCNB1 on or before January 29, 2021 (two business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $414,050,661 on January 11, 2021 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the per share redemption price is expected to be approximately $10.00. A Public Shareholder who has properly tendered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.
CCNB1 shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on January 29, 2021 (two business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that CCNB1 redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ordinary shares of CCNB1 and (c) delivering their ordinary shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the Shareholders Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking its right to redeem with respect to 15% or more of CCNB1’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by CCNB1.
Pursuant to the Insider Letter Agreement (as defined in the accompanying proxy statement/prospectus), the Sponsor and CCNB1’s officers and directors have waived all of their right to redeem and will not have any redemption right with respect to any CCNB1 Shares owned by them, directly or indirectly. Holders of the warrants will not have redemption right with respect to the warrants.
Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal is interdependent upon the others and must be approved in order for CCNB1 to complete the Business Combination contemplated by the Business Combination Agreement. If any of the Domestication Proposal, Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required approval by the shareholders of CCNB1 at the Shareholders Meeting, the Business Combination will not be completed. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution, being the approval of the holders of a majority of the ordinary shares as of the Record Date of CCNB1 that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis only. The Domestication Proposal and the Charter Proposal will require a special resolution, being the approval of the holders of at least two-thirds of the ordinary shares of CCNB1 as of the Record Date that are present and vote at the Shareholders Meeting.
All shareholders of CCNB1 are cordially invited to attend the Shareholders Meeting in person, and the meeting may also be held virtually to take necessary precautions due to COVID-19. To ensure your representation at the Shareholders Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a shareholder of record of CCNB1 ordinary shares, you may also cast your vote in person at the Shareholders Meeting. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Shareholders Meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Whether or not you plan to attend the Shareholders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/ prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Shareholders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors

Chinh E. Chu, Director and Chief Executive Officer
January 12, 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE SHAREHOLDER PROPOSALS. YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT CCNB1 REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE SHAREHOLDER PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHT, YOU MUST TENDER YOUR SHARES TO CCNB1’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SHAREHOLDERS MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT. SEE THE SECTION ENTITLED “SHAREHOLDERS MEETING — REDEMPTION RIGHT” FOR MORE SPECIFIC INSTRUCTIONS.

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SUBMISSION OF SHAREHOLDER PROPOSALS	329
ENFORCEABILITY OF CIVIL LIABILITY	329
WHERE YOU CAN FIND MORE INFORMATION	329

FREQUENTLY USED TERMS
Definitions
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “CCNB1” refer to CC Neuberger Principal Holdings I (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware).
In this document:
“10% U.S. Shareholder” means a U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares.
“acquisition churn” means churn of an acquired company that was initiated or notified prior to E2open’s acquisition that has an impact on post-acquisition performance.
“Adjournment Proposal” means the proposal to be considered at the Shareholders Meeting to adjourn the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting.
“Amended and Restated Memorandum and Articles of Association” means CCNB1’s Amended and Restated Memorandum and Articles of Association adopted by special resolution, dated April 23, 2020, as may hereafter be amended.
“ASC” means the Accounting Standards Codification.
“Available Closing Date Equity” means, collectively, an aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account net of any amounts paid to CCNB1’s shareholders that exercise their Redemption Rights in connection with the Business Combination, plus (b) the PIPE Investment, plus (c) $200,000,000 pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, plus (d) (1) the amount raised pursuant to Permitted Equity Financings prior to the Closing and (2) any amount funded pursuant to the Backstop Agreement (which will not, in the case of these clauses (1) and (2), exceed $300,000,000 in the aggregate).
“Backstop” means the NBOKS commitment, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, to allocate up to an aggregate of $300,000,000 to subscribe for shares of Class A common stock at $10.00 per share in connection with the Business Combination, which subscription amount shall not exceed the number of shares of CCNB1 subject to Redemption, pursuant to the terms and subject to the conditions of the Backstop Agreement.
“Backstop Agreement” means the Backstop Facility Agreement, dated October 14, 2020, between CCNB1 and NBOKS, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, provide the Backstop.
“Blockers” means the Insight Blockers, collectively, the PDI Blocker and the Elliott Eagle Blocker.
“Blocker Merger Subs” means Sonar Merger Sub I, LLC, a Delaware limited liability company, Sonar Merger Sub II, LLC, a Delaware limited liability company, Sonar Merger Sub III, LLC, a Delaware limited liability company, Sonar Merger Sub IV, LLC, a Delaware limited liability company, Sonar Merger Sub V, LLC, a Delaware limited liability company, and Sonar Merger Sub VI, LLC, a Delaware limited liability company.
“Business Combination” means the transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, entered into as of October 14, 2020, by and among CCNB1, the Blocker Merger Subs, the Company Merger Sub, E2open, the

Blockers, EALP, EILP, and Equityholder Representative, as it may be amended and supplemented from time to time. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.
“Business Combination Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Business Combination.
“Bylaws” mean the proposed bylaws of the Company to be in effect following the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex F.
“CAGR” means compound annual growth rate.
“Cayman Islands Companies Law” refers to the Companies Law (2020 Revision) of the Cayman Islands.
“CCNB1” means CC Neuberger Principal Holdings I.
“CCNB1 Board” means the board of directors of CCNB1.
“CCNB1 Independent Directors” means Eva F. Huston and Keith W. Abell.
“CCNB1 Minimum Cash Condition” means the condition to the Closing, as set forth in the Business Combination Agreement that the Available Closing Date Equity is equal to or greater than the Minimum Cash Amount, less $100,000,000.
“CCNB1 Shares” means, collectively, the Class A ordinary shares and the Class B ordinary shares of CCNB1.
“CC Capital” means CC Capital Partners, LLC, a Delaware limited liability company.
“Certificate of Incorporation” means the proposed certificate of incorporation of the Company to be in effect following the Domestication and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex E.
“Charter Proposal” means Proposal No. 4 to approve the Certificate of Incorporation of the Company.
“churn” means the last transaction with an entity that ends its relationship with E2open.
“Class A common stock” means the Class A common stock of the Company, par value $0.0001 per share.
“Class A ordinary shares” means the Class A ordinary shares of CCNB1, par value $0.0001 per share.
“Class B common stock” means, collectively, the Series B-1 common stock and the Series B-2 common stock.
“Class B ordinary shares” means the Class B ordinary shares of CCNB1, par value $0.0001 per share.
“Class V common stock” means the Class V common stock of the Company, par value $0.0001 per share.
“Closing” means the closing of the Business Combination.
“Closing Date” means the closing date of the transactions contemplated by the Business Combination Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Units” means common units representing limited liability company interests of E2open Holdings following the Business Combination, which will be non-voting, economic interests in E2open Holdings.
“Company” means CCNB1 as a Delaware corporation by way of continuation following the Domestication and the Business Combination.

“Company Board” means the board of directors of the Company subsequent to the completion of the Business Combination.
“Company Equityholders” has the same meaning as in the Business Combination Agreement.
“Company Merger Sub” means Sonar Company Merger Sub, LLC, a Delaware limited liability company.
“Company Shares” means, collectively, all shares of the Class A common stock, Class B common stock and Class V common stock of the Company.
“Condition Precedent Proposals” means the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, and the NYSE Proposal.
“cross-sell” means transactions with customers that already have an existing relationship and purchase a different SKU.
“customer tenure” means the average time measured in years since customers initiated their contracts or business with E2open. In cases where a company and its customer list are acquired, tenure is measured from the earliest contract date associated with the customer. Average customer tenure metrics are weighted against each customer’s respective recurring revenue for the most recent fiscal quarter available and are calculated as of fiscal year 2020.
“DGCL” means the Delaware General Corporation Law, as amended.
“Domestication” means the continuation of CCNB1 by way of domestication of CCNB1 into a Delaware corporation, with the ordinary shares of CCNB1 becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Law and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Certificate of Incorporation (as attached hereto at Annex E) consistent with the DGCL and changing the name and registered office of CCNB1.
“Domestication Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Domestication.
“downsell” means transactions in which a customer reduces spend within a given SKU but remains a customer.
“DTC” means the Depository Trust Company.
“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
“Elliott Eagle Blocker” means Elliott Eagle JV LLC, a Delaware limited liability company.
“Equity Incentive Plan” means the E2open Parent Holdings, Inc. 2021 Omnibus Incentive Plan, which will become effective on the Closing Date, if approved by the CCNB1’s shareholders. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex M.
“Equity Incentive Plan Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Equity Incentive Plan.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Existing Organizational Documents” means the current Amended and Restated Memorandum and Articles of Association adopted as of April 23, 2020 of CCNB1.
“Extraordinary General Meeting” means the proposed meeting of CCNB1’s shareholders to vote on the Shareholder Proposals.
“E2open” means E2open Holdings and its subsidiaries.
“E2open Holdings” means E2open Holdings, LLC, a Delaware limited liability company.

“E2open Minimum Cash Condition” means the condition to the Closing, as set forth in the Business Combination Agreement that the Available Closing Date Equity is equal to or greater than the Minimum Cash Amount.
“E2open Sellers” means, collectively, the Blocker Sellers, the Flow-Through Sellers, the Vested Optionholders and the Unvested Optionholders.
“FATCA” means the Foreign Account Tax Compliance Act.
“foreign action” has the meaning provided in the Organizational Documents Proposals.
“Forward Purchase” means the purchase of the Forward Purchase Securities contemplated by the Forward Purchase Agreement.
“Forward Purchase Agreement” means the Forward Purchase Agreement, dated as of April 28, 2020, by and between among CCNB1 and Neuberger Berman Opportunistic Capital Solutions Master Fund LP.
“Forward Purchase Securities” means, collectively, the Forward Purchase Shares and Forward Purchase Warrants.
“Forward Purchase Shares” means 20,000,000 Class A ordinary shares to be purchased pursuant to the Forward Purchase Agreement.
“Forward Purchase Warrants” means 5,000,000 redeemable warrants to be purchased pursuant to the Forward Purchase Agreement.
“Founder Holders” means CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company, and Neuberger Berman Opportunistic Capital Solutions Master Fund LP.
“GAAP” means U.S. generally accepted accounting principles.
“gross retention” means the percentage of recurring revenue at the beginning of a four-quarter period retained over a subsequent four-quarter period after adjusting for churn and downsell recurring revenue recorded in those four quarters; unless otherwise stated, references to approximate gross retention figures reflect the average at fiscal year end from fiscal year 2018 to fiscal year 2020 and exclude acquisition and volumetric churn.
“Insider Letter Agreement” means the Letter Agreement, dated April 28, 2020, by and between CCNB1, the Sponsor and each of the executive officers and directors of CCNB1.
“Insight Cayman Blocker” means Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company.
“Insight Delaware Blocker” means Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company.
“Insight GBCF Cayman Blocker” Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company.
“Insight GBCF Delaware Blocker” Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company.
“Insight Member” means Insight E2open Aggregator, LLC, a Delaware limited liability company.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Investor Rights Agreement” means the Investor Rights Agreement to be entered into between the Company, the Sponsor, certain Company Equityholders (as defined therein), equityholders of certain Blockers, and certain other parties, upon the completion of the Business Combination. The form of the Investor Rights Agreement is attached to this proxy statement/prospectus as Annex G.
“IPO” means CCNB1’s initial public offering of its Units, Public Shares and Public Warrants pursuant to the IPO registration statement and completed on April 28, 2020.

“IPO registration statement” means the registration statement filed for CCNB1’s IPO on Form S-l declared effective by the SEC on April 23, 2020 (File Nos. 333-236974 and 333-237817).
“IVP Director” means the board members of the Company nominated by the Insight Member.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Lock-Up Period” means the period commencing on the date of the Closing and ending on the date that is six months following the date of the Closing.
“Maximum Forward Purchase Amount” means $200,000,000.
“Maximum Redemptions with Available Backstop” means the maximum number of Class A ordinary shares of CCNB1 that may be redeemed in connection with the proposed Business Combination, while still satisfying the Minimum Cash Conditions, assuming that the aggregate proceeds of $200.0 million are received from the sale of the Forward Purchase Securities and no Permitted Equity Financing, and assuming that CCNB1 would have access to the $300.0 million Backstop pursuant to the Backstop Agreement.
“Maximum Redemptions with No Backstop” means the maximum number of Class A ordinary shares of CCNB1 that may be redeemed in connection with the proposed Business Combination, while still satisfying the Minimum Cash Conditions, assuming that the aggregate proceeds of $200.0 million are received from the sale of the Forward Purchase Securities and no Permitted Equity Financing, and assuming that CCNB1 would not have access to any portion of the $300.0 million Backstop pursuant to the Backstop Agreement.
“Merger Subs” means the Blocker Merger Subs and the Company Merger Sub.
“Minimum Cash Amount” means $1,020,000,000 less the amount of certain transaction expenses, to the extent less than an agreed upon cap, if any.
“Minimum Cash Conditions” means the CCNB1 Minimum Cash Condition and the E2open Minimum Cash Condition.
“Morrow” means Morrow Sodali LLC, as proxy solicitor.
“NBOKS” means Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company.
“net retention” means the percentage of recurring revenue at the beginning of a four-quarter period retained over a subsequent four-quarter period after adjusting for churn and downsell recurring revenue and adding upsell and cross-sell recurring revenue recorded in those four quarters, which net retention figures mentioned in this proxy statement/prospectus have been adjusted to eliminate the impact of pre-acquisition churn from acquired companies.
“network growth” means, for any given period, the increase in the total number of users integrated into and using the platform as a percentage of the total number of users as of immediately prior to the start of such period.
“No Redemptions” means no Class A ordinary shares of CCNB1 are redeemed in connection with the proposed Business Combination.
“NYSE” means The New York Stock Exchange.
“NYSE Proposal” means the proposal to be considered at the Shareholders Meeting to approve the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination, the PIPE Investment, the Backstop Agreement, and any Permitted Equity Financing, and any shares of Class A common stock underlying Restricted Sponsor Shares as required by NYSE Listing Rules 312.03.
“organic growth” represents management estimates for historical subscription revenue growth performance, assuming all acquisitions were owned as of the beginning of the period and excluding customer churn and contract renegotiation known at the time of acquisition.

“Organizational Documents Proposals” means, collectively, Organizational Documents Proposal 5A, Organizational Documents Proposal 5B, Organizational Documents Proposal 5C, Organizational Documents Proposal 5D, Organizational Documents Proposal 5E, Organizational Documents Proposal 5F and Organizational Documents Proposal 5G.
“Original Registration Rights Agreement” means the Registration Rights Agreement, dated as of April 28, 2020, by and among CCNB1, the Sponsor and the other parties thereto.
“PDI Blocker” means PDI III E2open Blocker Corp., a Delaware corporation.
“Permitted Equity Financing” means purchases of Class A common stock of CCNB1 (other than the PIPE Investment or the Forward Purchase) on or before the consummation of the Business Combination by equity financing sources permitted under the Business Combination Agreement.
“PFIC” means passive foreign investment company under the Code.
“PIPE Investment” means the private placement pursuant to which PIPE Investors have committed to make a private investment in the aggregate amount of $695,000,000 in public equity in the form of Class A common stock on the terms and conditions set forth in the Subscription Agreements.
“PIPE Investors” means the investors that have signed Subscription Agreements.
“point solutions” means software solutions or services that are typically designed to solve one single, specific business problem as compared to E2open’s end-to-end capabilities.
“Preferred Stock” means the shares of preferred stock, par value $0.0001, to be authorized for future issuance by the Company in connection with the Organizational Documents Proposals.
“Preferred Stock Designation” means the resolution or resolutions adopted by the Company Board providing for the issue of a series of Preferred Stock.
“Private Placement” means the private placement by CCNB1 of 10,280,000 Private Placement Warrants to the Sponsor simultaneously with the closing of the IPO.
“Private Placement Warrants” means warrants to purchase Class A ordinary shares sold to the Sponsor simultaneously with the closing of the IPO in a private placement at a price of $1.00 per warrant.
“Proposals” means the Shareholder Proposals.
“Proposed Organizational Documents” means the proposed Bylaws and Certificate of Incorporation of the Company.
“proxy statement/prospectus” means the proxy statement/prospectus forming a part of this registration statement.
“Public Shareholders” means the holders of the Public Shares or Public Warrants that were sold in the IPO.
“Public Shares” means CCNB1’s Class A ordinary shares sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Public Warrants” means the warrants to purchase Class A ordinary shares sold in the IPO.
“recurring revenue” means the sum of the average annual subscription revenue for all customer contracts to which E2open is a party that are at least 12 months in duration as of the time of measurement and include the full impact of acquisitions as though they were completed at the beginning of the referenced period.
“Record Date” means December 23, 2020.
“Redemption” means the redemption of Public Shares for the aggregate Redemption Price.
“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Amended and Restated Memorandum and Articles of

Association (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing), calculated two business days prior to the completion of the Business Combination in accordance with the Amended and Restated Memorandum and Articles of Association.
“Redemption Right” means the right of each Public Shareholder (as determined in accordance with the Existing Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s Class A ordinary shares, at the Redemption Price in connection with the Shareholder Meeting.
“Related Agreements” means certain additional agreements to be entered into in connection with the Business Combination Agreement as further described in this proxy statement/prospectus.
“Restricted Common Units” means the Series 1 RCUs and Series 2 RCUs.
“Restricted Sponsor Shares” means the 2,500,000 shares of Series B-1 common stock held by the Sponsor Parties, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.
“Rule 144” means Rule 144 under the Securities Act.
“SaaS” means software-as-a-service or a software distribution model in which E2open hosts applications for customers and makes these applications available to the customers via the internet/cloud technology.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series B-1 common stock” means the Series B-1 common stock of the Company, par value $0.0001 per share.
“Series B-2 common stock” means the Series B-2 common stock of the Company, par value $0.0001 per share.
“Series 1 RCU” means a Restricted Common Unit with which is restricted subject to vesting and will vest upon the occurrence of a Series 1 Vesting Event, the rights and privileges as set forth in the Third Amended and Restated Limited Liability Company Agreement.
“Series 2 RCU” means a Restricted Common Unit which is restricted subject to vesting and will vest upon the occurrence of a Series 2 Vesting Event, with the rights and privileges as set forth in the Third Amended and Restated Limited Liability Company Agreement, which is restricted and will vest in accordance with the terms and conditions set forth in the Third Amended and Restated Limited Liability Company Agreement.
“Series 1 Vesting Event” means, with respect to each Series 1 RCU, (a) the occurrence of a VWAP 1 Vesting Event, (b) the occurrence of (i) a change of control of the Company or E2open in which the acquirer is not a Flow-Through Seller or an affiliate thereof, with respect to any Series 1 RCU held by (x) a continuing member or (y) the Company in respect of a share of Series B-1 common stock held by any person other than the Sponsor (or its affiliates) or the CCNB1 independent directors or (ii) a change of control of the Company or E2open in which the acquirer is not the Sponsor or an affiliate thereof, with respect to any Series 1 RCU held by the Company in respect of a share of Series B-1 common stock held by the Sponsor (or its affiliates) or the CCNB1 independent directors, or (c) a Liquidating Event (as defined in the Third Amended and Restated Limited Liability Company Agreement) pursuant to which each Common Unit would be entitled to at least $13.50 per Common Unit (taking into account the conversion of each Series 1 RCU to a Common Unit); provided, however, that the reference to $13.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A common stock following the Closing.
“Series 2 Vesting Event” with respect to each Series 2 RCU, (a) the occurrence of a VWAP 2 Vesting Event, (b) the occurrence of a change of control of the Company or E2open in which the acquirer is not a Flow-Through Seller or an affiliate thereof, or (c) a Liquidating Event pursuant to which each Common Unit would be entitled to at least $15.00 per Common Unit (taking into account the conversion of each Restricted Common Unit to a Common Unit); provided, however, that the reference to $15.00 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A common stock following the Closing.
“Shareholder Proposals” means, collectively, (i) the Domestication Proposal, (ii) the Business Combination Proposal, (iii) the Equity Incentive Plan Proposal, (iv) the Charter Proposal, (v) the Organizational Documents Proposals, (vi) the NYSE Proposal and (vii) the Adjournment Proposal.
“Shareholders Meeting” means the Extraordinary General Meeting of CCNB1’s shareholders, to be held at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding the novel coronavirus or COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
“SKU” means a functional application that may be used as a standalone or with other functional applications/SKUs, each of which belongs to only one product family, and each product family has between four and ten SKUs.
“Sponsor” means CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company.
“Sponsor Directors” means the board members of the Company nominated by CC Capital, on behalf of the Sponsor.
“Sponsor Parties” means the Sponsor and the CCNB1 Independent Directors.
“Sponsor Representative” means the Sponsor, or such other person, who is an affiliate of a Founder Holder and is identified as the replacement Sponsor Representative by the then existing Sponsor Representative.
“Sponsor Side Letter Agreement” means the agreement entered into between CCNB1 and the Sponsor Parties on October 14, 2020 pursuant to which, among other things, the Sponsor Parties have agreed to, immediately prior to and conditioned upon, the Closing Date, automatically convert an aggregate of 2,500,000 Class B ordinary shares into the Restricted Sponsor Shares.
“Subscription Agreements” means those certain subscription agreements entered into by and among CCNB1 on the one hand, and the PIPE Investors, on the other hand, in connection with the PIPE Investment, in the form of the Subscription Agreement attached hereto as Annex H.
“Tax Receivable Agreement” means the Tax Receivable Agreement to be entered into between the Company, Blocker Sellers and the Flow-Through Sellers at the Closing in the form attached to this proxy statement/prospectus as Annex I.
“Third Amended and Restated Limited Liability Company Agreement” means the Third Amended and Restated Limited Liability Company Agreement of E2open Holdings, which will become effective at the Closing. The form of the Third Amended and Restated Limited Liability Company Agreement is attached to this proxy statement/prospectus as Annex J.
“Total Addressable Market” or “TAM” means the estimated potential market size for supply chain management software in North America and Europe, E2open’s core geographies. The TAM was estimated on a bottoms-up basis by segmenting companies into industry use intensity categories: “high” (including high-tech, aerospace, and automotive industries), “medium” (including consumer packaged goods, food & beverage, manufacturing, retail, logistics, and chemicals industries), and “low” (including oil and gas and basic materials). Companies were also categorized into size buckets based on revenue to assess the potential recurring revenue opportunity. The estimated addressable market for each group of companies reflects the product of (a) the estimated number of companies for each segment and (b) the potential recurring revenue per company. The TAM reflects the sum of all groups of companies plus an aggregate estimate for industries with lower penetration (e.g., agriculture) as well as professional services and other spend, which is estimated to be 20% of the TAM based on E2open’s business mix.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Treasury Regulations” means the Code, its legislative history, and final, temporary and proposed treasury regulations promulgated thereunder as then amended.
“Trust Account” means the trust account of CCNB1, which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.
“Unit” means a unit sold in the IPO (including pursuant to the overallotment option) consisting of one Public Share and one-third of a Public Warrant.
“upsell” means transactions in which a customer purchases more of an existing SKU that is already currently utilized by that customer, which is generally from expansion of the product into different geographic regions or divisions of the customer, but may also arise from the adoption and organic growth in that account or pricing increases.
“users” means an individual participant that access E2open’s platform from its customers and their trading partners.
“VWAP” means the daily per share volume-weighted average price of the Class A common stock, with respect to measurement periods (or portions thereof) following the Effective Time, or the Class A ordinary shares, with respect to measurement periods (or portions thereof) prior to the Effective Time (as defined in the Business Combination Agreement), on the New York Stock Exchange or such other principal United States securities exchange on which the shares of Class A common stock is and/or the Class A ordinary shares, as applicable, are listed, quoted or admitted to trading, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock (or its and/or the Class A ordinary shares, as applicable (or the equivalent successor if such page is not available)) in respect of the period from the open of trading on such trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A common stock and/or a Class A ordinary share, as applicable, on such trading day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Class A common stock and/or Class A ordinary share, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by CCNB1); provided, however, that if at any time for purposes of the Class A 5-Day VWAP or Class A 20-Day VWAP (each as defined in the Third Amended and Restated Limited Liability Company Agreement), as applicable, shares of Class A common stock are not then listed, quoted or traded on a principal United States securities exchange or automated or electronic quotation system, then the VWAP shall mean the per share Appraiser FMV of one (1) share of Class A common stock (or such other equity security into which the Class A common stock was converted or exchanged).
“VWAP 1 Vesting Event” means the first day on which the Class A 5-Day VWAP is equal to at least $13.50; provided, however, that the reference to $13.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A common stock following the Closing.
“VWAP 2 Vesting Event” means the first day on which the Class A 20-Day VWAP is equal to at least $15.00; provided, however, that the reference to $15.00 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A common stock following the Closing.
“Warrants” means the Public Warrants and the Private Placement Warrants of CCNB1.
“Whitespace” means the portion of the TAM that does not use third-party SCM software and is estimated to be largely comprised of manual solutions completed by employees that involve little-to-no automation (e.g. spreadsheets) and home-grown solutions that are typically tailored software or add-on solutions developed in-house by IT resources and are not commercially available.

“Working Capital Loans” means certain loans that may be made by the Sponsor or an affiliate of the Sponsor, or certain of CCNB1’s officers and directors in connection with the financing of a business combination.
Share Calculations and Ownership Percentages
Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to the Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following:
1.
No Public Shareholders exercise their Redemption Rights in connection with the Closing, and the balance of the Trust Account as of the Closing is the same as its balance on January 11, 2021 of approximately $414,050,661. Please see the section entitled “Shareholders Meeting — Redemption Right.”

2.
An aggregate of 42.854 million shares of Class A common stock, 5.615 million shares of Series B-1 common stock and 3.369 million shares of Series B-2 common stock are issued to the Blocker Sellers and the Vested Optionholders at the Closing.

3.
An aggregate of 35.335 million Common Units and an equal number of shares of Class V common stock, as well as 4.385 million Series 1 RCUs and 2.631 million Series 2 RCUs, are issued to the Flow-Through Sellers at the Closing. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”

4.
2,500,000 Class B ordinary shares of CCNB1 are converted at Closing into 2,500,000 Restricted Sponsor Shares. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

5.
NBOKS acquires at Closing, in accordance with the Forward Purchase Agreement, 20,000,000 shares of Class A common stock and 5,000,000 redeemable warrants to purchase shares of Class A common stock at $11.50 per share, for an aggregate purchase price of $200,000,000.

6.
The PIPE Investors acquire at the Closing, in accordance with the Subscription Agreements, 69,500,000 shares of Class A common stock, for an aggregate purchase price of $695,000,000.

7.
For purposes of the number of Class A ordinary shares redeemable assuming Maximum Redemptions with Available Backstop and Maximum Redemptions with No Backstop, the per share redemption price is $10.00; the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination.

8.
None of the 1.117 million shares of Class A common stock underlying the Restricted Share Units issued to the Unvested Optionholders at the Closing have been issued.

9.
None of the Class A common stock reserved for issuance under the Equity Incentive Plan have been issued.

10.
Unless otherwise noted, all references to outstanding Class A common stock assumes that no Class B common Stock, Restricted Share Units, Common Units, Restricted Common Units or warrants to purchase Class A common stock have been converted into or exchanged or exercised for shares of Class A common stock.

MARKET AND INDUSTRY DATA
Information contained in this proxy statement/prospectus concerning the market and the industry in which E2open competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by E2open based on such sources and E2open’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. The industry in which E2open operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors — Risks Related to E2open’s Business and Industry and the Company Following the Business Combination” and elsewhere in this proxy statement/prospectus.
TRADEMARKS AND SERVICE MARKS
E2open owns, or has rights to, trademarks, service marks, or trade names that it uses in connection with the operation of its business and that E2open considers important to its marketing endeavors, including the E2OPEN, AMBER ROAD, INTTRA marks. This proxy statement/prospectus also contains trademarks of other companies that, to our knowledge, are the property of their respective holders, and we do not intend our use or display of such marks to imply relationships with, or endorsements of us by, any other company.
Solely for legibility, the trademarks, service marks, and trade names referred to in this proxy statement/prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that E2open will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks, and trade names appearing in this proxy statement/prospectus are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for CCNB1 and E2open to complete the Business Combination. Specifically, forward-looking statements may include statements relating to:
•
the benefits of the Business Combination;

•
the future performance of, and anticipated financial impact on, the Company following the Business Combination;

•
expansion plans and opportunities; and

•
other statements preceded by, followed by or that include the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and CCNB1 and E2open managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of CCNB1, E2open and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing CCNB1’s views as of any subsequent date. CCNB1 does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your ordinary shares on the Proposals. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
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the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

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the outcome of any legal proceedings that may be instituted against E2open or CCNB1 following announcement of the proposed Business Combination and transactions contemplated thereby;

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the inability to complete the Business Combination, including due to the failure to obtain approval of the CCNB1 Shareholders, the failure of CCNB1 to retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Business Combination Agreement or the failure to meet other conditions to closing in the Business Combination Agreement;

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the amount of redemptions made by Public Shareholders;

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the inability to maintain the listing of the Class A common stock of the Company on NYSE following the Business Combination;

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the risk that the proposed Business Combination disrupts current plans and operations;

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the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably and retain its key employees;

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changes in applicable laws or regulations;

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costs related to the Business Combination;

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the inability to develop and maintain effective internal controls;

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the COVID-19 pandemic, including the global economic uncertainty and measures taken in response;

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the inability to attract new customers or upsell existing customers;

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failure to renew existing customer subscriptions on terms favorable to the Company;

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risks associated with the Company’s extensive and expanding international operations;

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the inability to develop and market new and enhanced solutions modules;

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the failure of the market for cloud-based supply chain management solutions to develop as quickly as we expect;

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inaccuracies in information sourced for our knowledge databases;

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failure to compete successfully in a fragmented and competitive supply chain management market;

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the inability to adequately protect key intellectual property rights or proprietary technology;

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the diversion of management’s attention and consumption of resources as a result of potential acquisitions of other companies;

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risks associates with our past and prospective acquisitions, including the failure to successfully integrate operations, personnel, systems, technologies and products of the acquired companies, adverse tax consequences of acquisitions, greater than expected liabilities of the acquired companies and charges to earnings from acquisitions;

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failure to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows;

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cyber attacks and security vulnerabilities; and

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other risks and uncertainties indicated in this proxy statement prospectus, including those set forth under the section entitled “Risk Factors.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the Shareholders Meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors.” See also the section entitled “Where You Can Find More Information.”
References in the portions of this section under the headings “Our Mission,” “Overview,” “Our Platform,” “Competitive Strengths and “Growth Strategies” to “we,” “our” and “E2open” refers to E2open, LLC and its consolidated subsidiaries.
Our Mission
Our mission is to build the most comprehensive and capable end-to-end global supply chain software ecosystem by combining networks, data, and applications in a single platform to deliver enduring customer value.
Overview
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain long-term relationships with our customers, which is reflected by our 95% gross retention and average customer tenure of 14 years for our top 100 customers. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.
E2open operates in what we believe is an attractive industry with strong secular tailwinds and a large Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% whitespace, including what we estimate to be more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grown applications, many of which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. We believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them better value as compared to solutions offered by some of our competitors.

Note: Fiscal year 2022 ends on February 28, 2022.   This forecast includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, E2open is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
(1) Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization expense. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue for the comparable period. Pro Forma

Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the pro forma run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA. For a reconciliation of these non-GAAP measures to the closes U.S. GAAP measure, see the section entitled “Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.”
As a result of our differentiated software solutions, we believe we have delivered strong financial performance, both organically and through acquisitions. We expect to deliver revenue, Adjusted Gross Profit and Pro Forma Adjusted EBITDA of $367 million, $268 million, and $121 million, respectively, in fiscal year 2022, which ends February 28, 2022. This reflects 9% organic subscription revenue growth year-over-year, 73% Adjusted Gross Margins and 33% Pro Forma Adjusted EBITDA Margins.
For the fiscal year ended February 28, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Net Loss of $305 million, $184 million, $209 million, $69 million, and $101 million, respectively. This reflects 60% gross margins, 69% Adjusted Gross Margins, and 22% Adjusted EBITDA Margins. For the six months ended August 31, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Pro Forma Adjusted EBITDA, and Net Loss of $165 million, $104 million, $117 million, $56 million, and $41 million, respectively. This reflects 63% gross margins, 71% Adjusted Gross Margins, and 34% Pro Forma Adjusted EBITDA Margins. Historically, we have achieved 7% annual subscription revenue growth organically from fiscal year 2017 to fiscal year 2020, including 10% organic recurring revenue growth in fiscal year 2020. For more information, please see the section entitled “Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.”
We believe our proposed combination with CCNB1 and our anticipated enhanced access to capital as a public company will best position us to realize our objective of building the most comprehensive and capable end-to-end global supply chain software ecosystem, delivering enduring customer value. Going forward, we plan to accelerate revenue growth and value creation through continued enhancement of our existing product portfolio, deepening of existing customer relationships and onboarding of new customers. Additionally, we anticipate expanding product offerings through data and analytics opportunities and pursuing strategic and financially accretive acquisitions.
Our Platform
Our harmonized SaaS platform brings together networks, data, and applications to facilitate end-to-end supply chain visibility across planning and execution, and delivers a strong value proposition.

Network
Our network combines four distinct, but connected, ecosystems: Demand, Supply, Global Trade, and Logistics, which we estimate support more than 220,000 trading partners and capture more than 8 billion transaction data points each year.
Our Supply ecosystem is comprised of companies and other participants for which we source components and materials and/or provide manufacturing capacity for the production of goods. We estimate that, at any moment in time, we oversee an average of more than 58 million shipments as well as process an average of over 61 million orders and 17 million invoices for our customers and supply and manufacturing network participants based on samples taken over a 12 month period..
Our Logistics ecosystem includes global logistics services that transport components, raw materials, and finished goods across all modes. We estimate that we facilitate over 26% of global ocean container bookings within this ecosystem in addition to tracking the movement of over 46 million containers every month.
Our Global Trade ecosystem allows participants to automate the global movement of goods and to facilitate cross-border operations for businesses, which we believe is increasingly important given the velocity with which import and export laws change on a global scale. This ecosystem provides our network with data on trade regulations across more than 180 countries that we estimate supports annual processing of over 12 million export pre-customs entry lines, 15 million free trade aggregate bill of materials qualifications, and 92 million restricted part-list screenings, annually.
Our Demand ecosystem represents the global footprint established by retailers, distributors, re-sellers, and those who sell goods primarily through online channels. We estimate that we process over $2 billion in claims every quarter, more than 40 million channel sales transactions each month, and over 94 million channel inventory transactions every month.
Our network connects participants across all of these ecosystems, enabling customers to analyze data, identify problems proactively and optimize asset efficiency. We are a leading provider with a unique network of ecosystems, and do not rely on third party providers for network information.

Source: Management estimates as of August 2020.
(1)
Estimated number of shipments, orders, and invoices overseen at any moment in time based on samples taken over a 12 month period.

Data
Our proprietary algorithms capture the data within our network ecosystems that feed our solutions to deliver compelling value to our customers. Additionally, our customers can combine internal and external vendor data with our network to drive informed decision-making based on real-time information. We believe our ability to capture and harmonize data from our customers and their trading partners in any native format demonstrates the strong capabilities of our software architecture and integrated data model. We believe that our combination of network ecosystems, data and applications providing end-to-end supply chain visibility and connecting more than 220,000 trading partners is unique.
Applications
Our end-to-end applications provide artificial intelligence- and machine learning-based advanced analytics to help customers gain insights for enhanced decision-making across planning and execution supply chain functions. Our applications are organized into seven product families: Channel Shaping, Demand Sensing, Business Planning, Global Trade Management, Transportation & Logistics, Collaborative Manufacturing and Supply Management.
Channel Shaping allows customers to optimize activity across retail, distributor, and online channels, which includes aligning partner selection, market incentives, on-shelf availability, sell-through, inventory management and performance incentives.
Demand Sensing utilizes artificial intelligence and machine learning to forecast demand based on historical trends, current sell-through dynamics, weather, and other relevant factors.
Business Planning helps ensure optimized global performance through scenario-based planning and execution algorithms balancing supply, demand, inventory, and financial targets.
Global Trade Management automates import and export processes to enable efficient and compliant cross-border trade while optimizing customs duties and reducing broker fees.
Transportation & Logistics orchestrates the movement of goods by allowing customers to connect with key stakeholders to optimize carriers, simplify tendering, track shipments and streamline payments.
Collaborative Manufacturing provides comprehensive visibility into internal and external manufacturing activities by monitoring yields, quality, cycle-times/utilization, and other key indicators to track performance, identify deficiencies, and facilitate corrective actions.
Supply Management ensures the continuity of supply by orchestrating procurement, capacity, inventory management and drop-ship fulfilment across multiple-tiers of the manufacturing process.
Competitive Strengths
We believe the following competitive strengths will contribute to our ongoing success:
Attractive Industry Tailwinds and Large TAM with Significant White Space
We participate in the growing supply chain management (“SCM”) software industry. We estimate our TAM is more than $45 billion across North America and Europe, and anticipate this market will grow at a greater than 12% CAGR from 2021-2024. Several secular trends are increasing the demand for SCM software, including rising:
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Complexity of Global Supply Chains:

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Brand owners have transitioned from being manufacturers to orchestrators that produce little, but manage vast networks of trading partners and suppliers.

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As supply chains become increasingly global and complex, SCM software is essential to run supply chains efficiently at scale.

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Demand for Integrating Siloed Data to Drive Decision Making:

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Manufacturers are increasingly focused on utilizing disparate data to drive more efficient decision making.

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Historically, data to help manufacturers bring their products to market has existed in silos within various departments of the manufacturers, as well as across their extended partner ecosystems.

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Access to timely and comprehensive data is valuable not just to each department within a manufacturer, but also critical for partners of the manufacturer to run efficient operations on its behalf.

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Brand owners are increasingly focused on applying data from different parts of the supply chain to make more informed manufacturing decisions, such as using retail demand sensing to forecast required manufacturing output.

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Brand owners are increasingly focused on a flexible, multi-modal value proposition spanning carriers, shippers, and third-party logistics providers.

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Regulatory Environment Complexity:

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Manufacturers increasingly need to navigate complex frameworks of regional and local taxes, tariffs, and regulatory compliance protocols.

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SCM software solutions help automate these tasks and reduce the regulatory burden for companies, which will continue to be a strategic priority.

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Geographic Consolidation:

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Shippers and third-party logistics providers operate in a global environment and want to execute within a single technology platform.

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Many SCM technology solutions have historically had stronger capabilities within the region in which they were initially developed. North America is the most developed, with Europe served by a smaller number of SCM software solutions while Latin America and APAC are comparatively underpenetrated.

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COVID-19 Implications:

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As a result of disruptions related to COVID-19, it has become increasingly important to diversify supply chains to mitigate disruption risk resulting from concentration within a supply chain. The complexity that arises from diversifying a supply chain and increasing the number of trading partners across more geographies and production facilities drives further demand for SCM software.

We believe our TAM has approximately 85% white space, as many companies currently rely on home-grown or spreadsheet-based solutions created over time, which require significant manual effort to achieve end-to-end supply chain visibility. Moreover, these home-grown SCM solutions often rely on latent and one-off point-to-point connections with partners for collecting data. These alternatives provide less value and are significantly more error prone, creating an attractive competitive dynamic within the industry for SCM software providers where there is significant opportunity to grow without the need to replace an incumbent competitor. More than $1 billion of this white space exists within our installed base of customers, which we believe provides very actionable growth opportunities through expanding our existing relationships.
Category-Defining End-to-End Provider of Mission-Critical Software
As businesses have transitioned from being owners of the production lifecycle to orchestrators of discrete manufacturing, distribution and selling processes, they have increasingly looked to software solutions to manage this growing complexity. However, most SCM software has not been designed to address these challenges comprehensively, and manufacturers often employ multiple point solutions with siloed data and processes that inhibit visibility, resulting in sub-optimal decision-making based on inaccurate or outdated information. Our approach, which is built around a cloud-based SaaS platform with end-to-end visibility and real-time, network-powered data, provides best-of-breed functionality across the supply chain and facilitates optimal supply chain performance.

As described above, we operate a software platform that integrates network ecosystems, data, and applications across a harmonized and simplified user interface, driving compelling value proposition and return on investment for our customers. This has created a mission-critical software solution and long-term relationships with customers as evidenced by our 95% gross retention rate. Additionally, we have been widely recognized as a differentiated leader by Gartner, International Data Corporation, Nucleus, and others in the realm of multi-enterprise solutions, which we believe will be the future of SCM software.
Strong Network Effects Enhanced by a Flexible and Integrated Data Model
Our core offerings are underpinned by an integrated data model that facilitates the flow and processing of data for participants across several ecosystems and applications. This model facilitates low latency, “many-to-one-to-many” data exchange across trading partner ecosystems. The combination of our integrated and flexible data model along with the four aforementioned network ecosystems powers our customers’ solutions allowing them to efficiently orchestrate their end-to-end supply chains. This architecture is designed to ensure that each participant and data source within these ecosystems enhances our applications, which in turn improves the network and the value E2open delivers to customers and participants alike.
Our software architecture and ability to harmonize disparate forms of data create a scalable software platform that can efficiently integrate acquisitions and new product applications seamlessly into a consolidated and holistic SaaS solution. Our software architecture and this ability has been a driving force behind our robust track-record of successful acquisition integrations, and we believe our scalable platform will allow us to generate substantial value through tuck-in and transformative acquisitions in the future.

Intelligent Applications
Channel Shaping
Demand Sensing
Business Planning
Global Trade Management
Transportation & Logistics
Collaborative Manufacturing
Supply Management
Internal Systems
CRM
ERP
Point Solutions
Software Harmonizing Data
Trading Partners
Ocean Transportation
Manufacturing Site
Consumers / Partners
Retailers
Raw Materials Supplier
External Partners
Connect to adjacent ecosystems and trading partners on other networks

- ✓ **Breadth:** Ability to translate data from any source across a customer's supply chain
- ✓ **Depth:** Data accepted in any format – no standards necessary
- ✓ **Speed:** AI harmonizing and synchronizing data in real-time

Importantly, we believe there is incremental value we can create by utilizing the data flowing through our network to develop insights that can further help our customers as well as other target markets. If the Business Combination is completed, we plan to work with the team at CCNB1 and the board of directors that will be appointed upon consummation of the Business Combination to develop a comprehensive strategy to capture this market opportunity and deepen our relationships with customers, which has the potential to accelerate revenue growth meaningfully.
Long-Term Relationships with Diversified and Blue-Chip Customer Base with Proven Wallet Share Expansion
E2open delivers solutions for some of the largest brand owners and manufacturers globally, and we estimate more than 125 of our customers have annual revenues of over $10 billion. We believe we are mission-critical to our customers' operations, as evidenced by our 95% gross retention. Our top 100 customers have an average tenure of over 14 years and generate an average of $1.5+ million of annual subscription revenue. We possess a diverse customer base consisting of more than 1,200 clients that spans a broad spectrum of industries, including the technology, industrial, consumer, and transportation sectors, among others.
Our customers utilize our solutions to orchestrate their supply chains, which we believe enables them to realize significant value and return on investment. For example, a leading consumer packaged goods company was able to cut forecast errors by 40% and reduce inventory by 35% using our product suite. They are now able to leverage our platform to forecast every product using artificial-intelligence and machine-learning technology. Moreover, a leading high-tech company has utilized our software to realize $300 million in savings over three years. An additional example includes a high-growth, large-scale consumer technology platform, which utilized our software to reduce its execution time from eight weeks to seven days, creating substantial opportunity to accelerate their revenue growth in addition to reducing costs.

Leading Consumer Packaged Goods Company	**Cut forecast error by 40%** and reduced **inventory by 35%;** every product forecasted every day, using **machine learning / artificial intelligence**	**10-20%** Inventory Reductions **15-50%** Improvement in Forecast Accuracy
Leading High-Tech Company	**$300mm in savings** over 3 years, almost **half inventory-related**	**50%** Direct Materials Procurement Operating Cost Reductions **50-75%** Expediting Cost Reductions
High-Growth, Large Scale Consumer Technology Platform	**Execution reduced to 7 days** from 8 weeks	**~15%** Supply Chain Staff Reductions (~150 FTE baseline)

Source: Management estimates.
We believe there is more than $1 billion of white space opportunity within our existing customer base, since approximately 51% of our customers with more than $50,000 in recurring revenue currently utilize only one of our SKUs. Accessing this significant opportunity would allow us to more than triple revenue over time without new logos, products, or acquisitions. We have a proven track record of expanding share within our customer base as illustrated by our relationships with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider, which increased recurring revenue with us by 2.7x, 2.0x, 1.9x, and 1.6x, respectively, from fiscal year 2018 to fiscal year 2020. The historical success of our “land and expand” strategy gives us confidence in our ability to penetrate the $1 billion of white space within our existing customers described above.
World-Class Management Team and Board of Directors
Our management team has a demonstrated history of delivering strong operational results, with over 25 years of relevant experience on average across our senior management team. Our Chief Executive Officer, Michael Farlekas, has been Chief Executive Officer of E2open since 2015 and brings over 25 years of experience leading supply chain management software companies.
After the consummation of the Business Combination, our management team will be complemented by a board of directors whose members have proven track records of successfully investing in, operating, and acquiring software-based technology businesses. Stephen C. Daffron, current President of Dun & Bradstreet and former Chief Executive Officer of Interactive Data Corporation, and Eva F. Huston, current Chief Strategy Officer at Duck Creek Technologies and former Chief Financial Officer at Verisk Analytics, are expected to serve as directors and help drive our strategy to capture the significant data and analytics opportunity we believe is available. Each of these director nominees intends to actively support our management and contribute significant time and knowledge in their respective areas of expertise, including data and analytics, machine-learning/artificial-intelligence, SaaS go-to-market, acquisition execution and integration, financial reporting, and investor relations, among others.
Growth Strategies
We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

A Expand Within Existing Customers

- **Cross-sell / upsell installed base**
  - Ability to **more than triple revenue** without new logos, new products or M&A
  - **$1bn+ white space** within existing customers
  - **51%** of existing customers use only **1 SKU**
- **Price value maximization** opportunity

B Win New Customers

- **Sales force** investments and incentives
- Strategic partnerships
- **Increase penetration** in core industries and accelerate momentum in expansion industries (CPG, retail, pharma)
- Expansion of channel reseller and partner network

Growth Acceleration Plan

C Continue Strategic Acquisitions

- **Proven track record** of **successful integration** and **synergy realization**
- Pursue numerous **actionable targets**
  - Transformative
  - Tuck-In
- **Robust tech stack** facilitates seamless integration

Expand Within Existing Customers
As described above, we believe there is significant opportunity to drive growth through expansion of our existing customer relationships. We have an opportunity to more than triple our revenue over time without any new logos, new products or acquisitions given what we believe to be the more than $1 billion white space opportunity within our existing customer base. Our acquisition strategy is focused on acquiring best-of-breed point solutions to incorporate into our integrated end-to-end platform. As a result, we currently sell just one SKU to approximately 51% of our customers with more than $50,000 in recurring revenue, as most acquired companies have only one product to offer their customers. We believe this represents a significant opportunity to accelerate growth and strengthen relationships with our installed base, especially as it grows over time with new customer wins. Importantly, we have a strong track record of achieving growth within our existing customer base. From fiscal year 2018 to fiscal year 2020, we increased the recurring revenue with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider by 2.7x, 2.0x, 1.9x and 1.6x, respectively.

Win New Customers
As part of our growth strategy, the second growth lever is winning new customers, which we anticipate accelerating after the consummation of the Business Combination by optimizing our sales force through several measures alongside our board of directors and the CCNB1 team. First, we plan to invest in hiring an expert salesforce of new logo “hunters” funded by savings realized through our participation in a group purchasing organization coordinated by CCNB1. In addition to finding and onboarding this new “hunter” salesforce, we have already identified the specific areas of savings, which we are in the process of implementing across various areas of indirect spend. Additionally, after the consummation of the Business Combination, we plan to pursue strategic partnerships and leverage the networks of our new board of directors and the CCNB1 team to elevate conversations with C-level executives at key targets in our pipeline. We also intend to utilize these relationships and networks as well as our own channel reseller and partner network to accelerate growth through the onboarding of new customers.
Continue Strategic Acquisitions
A third lever of our growth strategy is to continue strategic acquisitions. We plan to utilize a disciplined approach to acquisitions, focusing on opportunities that will create value by strategically broadening our product offering as well as financially through the realization of integration-related cost savings. Our key strategic acquisition criteria include: mission-critical solutions in core markets; complementary cloud applications with minimal product overlap; new customer relationships in vertical or geographic markets; and TAM, proprietary data, and/or network expansion. We have a large pipeline of actionable targets, including three large and transformative opportunities as well as a larger list of tuck-in opportunities identified in accordance with the criteria described above.
We have a demonstrated track record of success in expanding our product offering and accelerating growth through acquisitions. Through our acquisitions of INTTRA and Amber Road, we were able to enhance our value proposition to customers through the addition of ocean shipping logistics solutions as well as global trade management offerings, both of which contributed to our ability to provide end-to-end supply chain visibility. The acquisition of INTTRA increased the power of our network ecosystems through the integration of 26% of global ocean freight data, which further strengthened the network effects of our software platform and business model. Our acquisition of Amber Road enhanced our platform by providing customers with global trade management solutions to automate their import and export processes and help improve sourcing decisions across more than 180 countries. Importantly, we also have a track record of efficiently integrating acquired solutions operationally and financially. Across each of our acquisitions since 2015, we have met or exceeded our integration-related cost savings targets, including 20% cumulative outperformance.

Additional Organic Growth Building Blocks

Expanding Sales Force

- **Improved large account coverage ratio by 20% in Q3'20,** utilizing inside sales for renewals
- Investing in **elite, hunter sales force** over the next 5 months

Expanding Product Offerings

- Expansion from **3 to 7 application families** to help **drive cross-sell and upsell** over the past 3 years
- Detailed roadmap of product development

Expanding Pipeline

- **74% YoY growth** in 1H FY21
- 2H FY20A customer pipeline is **263%** of 1H FY18A customer pipeline

Key Management Focus

Steady-state target organic subscription revenue growth of 11-12% annually

Sales Force Optimization

Pricing Optimization

Data and Analytics

Partnerships / New Sales Channels

We also believe there are several additional building blocks of organic growth acceleration that provide a margin of safety for achieving our steady-state subscription revenue growth target of 11-12% annually, including pricing-value maximization, data and analytics, sales force optimization and partnerships/new sales channels. After the consummation of the Business Combination, we plan to work with our new board of directors and the CCNB1 team as described above to pursue these additional growth opportunities, which are not currently contemplated in our forecasted financial performance.
The Parties to the Business Combination
CCNB1
CCNB1 is a blank check company incorporated on January 14, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
On April 28, 2020, CCNB1 consummated the IPO of 41,400,000 Units, including the issuance of 5,400,000 Units as a result of the underwriters’ exercise in full of their over-allotment option, at $10.00 per unit, generating gross proceeds of $414,000,000, and incurring offering costs of approximately $24,500,000, inclusive of $15,400,000 in deferred legal fees and underwriting commissions. Each Unit consists of one Public Share and one-third of a Public Warrant. Each whole Public Warrant entitles the holder to purchase one Public Share at an exercise price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the IPO, CCNB1 consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to our Sponsor, generating gross proceeds of $10,280,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share.
Upon the closing of the IPO and the Private Placement, $414,000,000 ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and certain of the proceeds from the sale of the Private Placement Warrants in the Private Placement was placed in a trust account and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds selected by CCNB1 meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by CCNB1, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account. As of January 11, 2021, there was approximately $414,050,661 held in the Trust Account.
CCNB1’s Units, Public Shares and Public Warrants are listed on the NYSE under the symbols “PCPLU,” “PCPL” and “PCPL WS,” respectively. CCNB1’s principal executive offices are located at 200 Park Avenue, 58th Floor, New York, New York 10166.
Our Sponsor is an affiliate of CC Capital and NBOKS. CC Capital is a private investment firm managed by a team of private equity professionals with a track record of success in sponsoring special purpose acquisition companies. NBOKS is advised by Neuberger Berman Investment Advisers LLC. At the time of the IPO, CC Capital and NBOKS entered into an arrangement whereby they agreed to co-sponsor a series of special purpose acquisition companies, including CCNB1. In connection with this arrangement and concurrently with the execution of the Business Combination Agreement, CCNB1 entered into the Backstop Facility Agreement, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, allocate up to an aggregate of $300,000,000 to subscribe for shares of Class A common stock at $10.00 per share in connection with the Business Combination, which subscription amount shall not exceed the number of shares of CCNB1 subject to Redemption. To date, CC Capital and NBOKS have sponsored one other special purpose acquisition company, CC Neuberger Principal Holdings II, which may compete with CCNB1 for backstop funds.
E2open Holdings, LLC
Through its wholly owned subsidiary, E2open, LLC, and its subsidiaries, E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. E2open Holdings, LLC was formed in January 2015 in connection with the acquisition of a controlling interest in E2open, Inc. by Insight Partners and other investors in March 2015 and the subsequent delisting of E2open by NASDAQ and conversion into a limited liability company in April 2015.
E2open’s principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759.
The Blockers
Each of the Blockers was formed solely for the purpose of holding equity interests in E2open. None of the Blockers has conducted any business activities other than activities incidental to such Blocker’s ownership of equity interests in E2open.
Insight Cayman Blocker and Insight Delaware Blocker each were formed in March 2015 in connection with the acquisition of a controlling interest in E2open, Inc. by Insight Partners and other investors in March 2015. Insight GBCF Cayman Blocker and Insight GBCF Delaware Blocker each were formed in May 2015 upon the transfer of certain interests in E2open from other funds affiliated with Insight Partners to the funds affiliated with Insight Partners that control such Blockers. The principal executive offices of each of the Insight Blockers are located at 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Elliott Eagle Blocker was also formed in March 2015 in connection with the acquisition of a controlling interest in E2open, Inc. by Insight Partners and other investors, including EALP and EILP, in March 2015. The principal executive offices of Elliott Eagle Blocker are located at c/o Elliott Management Corporation, 40 West 57th Street, 4th Floor, New York, New York 10019.
PDI Blocker was formed in December 2015 in connection with the January 2016 transfer of interests in E2open by funds affiliated with Performance Equity Management to PDI Blocker, which is also controlled by Performance Equity Management. The principal executive offices of PDI Blocker are located at Five Greenwich Office Park, 3rd Floor, Greenwich, Connecticut 06831.

The Proposals to be Submitted at the Shareholders Meeting
The following is a summary of the proposals to be submitted at the Shareholders Meeting of CCNB1. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Shareholders Meeting.
Shareholder Proposal 1: The Domestication Proposal
As discussed in this proxy statement/prospectus, CCNB1 will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the CCNB1 Board has unanimously approved the Domestication Proposal. If approved, the Domestication will become effective simultaneously with the completion of the Business Combination and will be effected by the filing of a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and the filing of an application to de-register with the Registrar of Companies of the Cayman Islands. The Domestication Proposal, if approved, will authorize a change of CCNB1’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while CCNB1 is currently governed by the Cayman Islands Companies Law, upon Domestication, the Company will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Organizational Documents and the Proposed Organizational Documents. Accordingly, we encourage shareholders to carefully consult the information set out below under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication.”
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock of the Company; (ii) the issued and outstanding redeemable warrants that were registered pursuant to the IPO will automatically become redeemable warrants to acquire shares of Class A common stock of the Company (no other changes will be made to the terms of any issued and outstanding Public Warrants as a result of the Domestication); (iii) each issued and outstanding unit will be cancelled and will entitle the holder thereof to one share of the Class A common stock of the Company and one-third of a redeemable warrant to acquire one share of Class A common stock of the Company; (iv) each issued and outstanding Class B ordinary share of CCNB1 will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into shares of Class A common stock, other than an aggregate of 2,500,000 Class B ordinary shares that will automatically be converted into 2,500,000 shares of Series B-1 common stock pursuant to the Sponsor Side Letter Agreement; and (v) the issued and outstanding warrants of CCNB1 issued in the Private Placement will automatically become warrants to acquire shares of Class A common stock of the Company (no other changes will be made to the terms of any issued and outstanding Private Placement Warrants as a result of the Domestication).
Upon the effectiveness of the Domestication, CCNB1 will continue its existence in the form of a Delaware corporation and will change its corporate name to “E2open Parent Holdings, Inc.” Please read the section entitled “Shareholder Proposal 1: The Domestication Proposal” for further details.
Shareholder Proposal 2: The Business Combination Proposal
As discussed in this proxy statement/prospectus, CCNB1 is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, simultaneously with completion of the Domestication, CCNB1 will acquire a majority of the equity interests in E2open Holdings through a series of mergers, with E2open Holdings becoming a direct subsidiary of the Company. After consideration of the factors identified and discussed in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — CCNB1 Board’s Reasons for the Approval of the Business Combination” the CCNB1 Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for CCNB1’s IPO, including that the businesses of E2open had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Shareholder Proposal 2: The Business Combination Proposal.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Blocker Sellers, including the Insight Blocker Sellers, and the Vested Optionholders (each as defined herein) will receive a combination of (1) shares of Class A common stock, (2) shares of Series B-1 common stock, par value $0.0001 per share (the “Series B-1 common stock”) (3) shares of Series B-2 common stock, par value $0.0001 per share (the “Series B-2 common stock,” and together with the Series B-1 common stock, the “Class B common stock”) and (4) cash; (ii) the Class A Sellers and the Class B Sellers, including the Insight Member, will receive a combination of (1) units representing limited liability company interests in E2open Holdings (the “Common Units”), (2) shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”), (3) a number of Series 2 restricted common units of E2open Holdings (“Series 2 RCUs”), (4) a number of Series 1 restricted common units of E2open Holdings (“Series 1 RCUs” and together with the Series 2 RCUs, the “Restricted Common Units”) and (5) cash; and (iii) the Unvested Optionholders (as defined herein) will receive a combination of (1) awards of restricted share units representing the right to receive shares of Class A common stock upon satisfaction of applicable vesting conditions (the “Restricted Share Units”), (2) shares of Series B-1 common stock and (3) shares of Series B-2 common stock, each of which will be subject to the same vesting terms as were applicable to the unvested E2open options held by such Unvested Optionholder prior to the Business Combination. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”
Closing Conditions
The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal by CCNB1 shareholders; (b) the waiting period (or any extension thereof) applicable to the consummation of the transactions contemplated by the Business Combination Agreement shall have expired or been terminated; (c) there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby; (d) (i) the CCNB1 Minimum Cash Condition and (ii) the E2open Minimum Cash Condition; (e) this Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and no proceeding seeking such stop order has been threatened or initiated by the SEC that remains pending; (f) CCNB1’s share redemption shall have been completed in accordance with the terms of the Business Combination Agreement, CCNB1’s governing documents, the Trust Agreement and this Form S-4; and (g) CCNB1’s Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and CCNB1 shall have adopted its bylaws.
See the section entitled “Shareholder Proposal 2: The Business Combination Proposal” for a summary of the terms of the Business Combination Agreement and additional information regarding the terms of the Business Combination Proposal.
Shareholder Proposal 3: The Equity Incentive Plan Proposal
CCNB1 is proposing that its shareholders approve the Equity Incentive Plan which will become effective upon the Closing and will be used by the Company on a go-forward basis following the Closing. The Equity Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. A summary of the Equity Incentive Plan is set forth in the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal” to this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto.
Shareholder Proposal 4: The Charter Proposal
CCNB1 is proposing that its shareholders approve the amendment and restatement of the Existing Organizational Documents (as defined herein) in their entirety by the proposed Certificate of Incorporation of the Company, including authorization of the change in authorized share capital as indicated therein and the change of name of CCNB1 to “E2open Parent Holdings, Inc.” We encourage shareholders to carefully consult the information set out below under “Shareholder Proposal 4: The Charter Proposal” of this proxy statement/prospectus and a complete copy of the Certificate of Incorporation is attached hereto as Annex E.
Shareholder Proposal 5: The Organizational Documents Proposals
CCNB1 is proposing that its shareholders approve, on a non-binding advisory basis, seven separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Existing Organizational Documents, under Cayman Islands law, with the Proposed Organizational Documents, under the DGCL. The CCNB1 Board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of the Company after the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
A.
Organizational Documents Proposal 5A — An amendment to change the authorized capital stock of CCNB1 from (i) 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of Class A common stock, 9,000,000 shares of Series B-1 common stock, 4,000,000 shares of Series B-2 common stock, 40,000,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock;

B.
Organizational Documents Proposal 5B — An amendment to authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL;

C.
Organizational Documents Proposal 5C — An amendment to provide that certain provisions of the Certificate of Incorporation which are subject to the director nomination provisions of the Investor Rights Agreement;

D.
Organizational Documents Proposal 5D — An amendment to remove the ability of the Company’s stockholders to take action by written consent in lieu of a meeting, unless such action is recommended or approved by all directors then in office;

E.
Organizational Documents Proposal 5E — An amendment to authorize the classification of the Company Board into three classes of directors with staggered three-year terms of office and make certain related changes;

F.
Organizational Documents Proposal 5F — An amendment to adopt Delaware as the exclusive forum for certain stockholder litigation; and

G.
Organizational Documents Proposal 5G — Certain other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively), including (i) changing the post-Business Combination corporate name from “CC Neuberger Principal Holdings I” to “E2open Parent Holdings, Inc.” (which is expected to occur after the Domestication in connection with the Business Combination), (ii) making the Company’s corporate existence perpetual, (iii) electing to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the CCNB1 Board believes are necessary to adequately address the needs of the Company after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set forth in the section entitled “Shareholder Proposal 5: The Organizational Documents Proposals” and the full text of the Certificate of Incorporation and Bylaws of the Company, attached hereto as Annex E and Annex F, respectively.

Shareholder Proposal 6: The NYSE Proposal
CCNB1 is proposing that its shareholders approve by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rules 312.03, the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock, in connection with the Business Combination, the PIPE Investment, the Backstop Agreement and any Permitted Equity Financing, and shares of Class A common stock underlying Restricted Sponsor Shares, to the extent such issuance would require a shareholder vote under NYSE Listing Rule 312.03. For additional information, see “Shareholder Proposal 6: The NYSE Proposal.”
Shareholder Proposal 7: The Adjournment Proposal
CCNB1 is proposing that if, based on the tabulated vote, there are not sufficient votes at the time of the Shareholders Meeting to authorize CCNB1 to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved), the CCNB1 Board may submit a proposal to adjourn the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Shareholder Proposal 7: The Adjournment Proposal.”
Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal.
CCNB1 Board’s Reasons for the Approval of the Business Combination
In evaluating the transaction with E2open, the CCNB1 Board consulted with its management and legal counsel as well as financial and other advisors, and the CCNB1 Board considered and evaluated several factors. In particular, the CCNB1 Board considered, among other things, the following factors, although not weighed or in any order of significance:
•
Unique exposure to attractive tailwinds in a growing Total Addressable Market;

•
High-quality business with high customer retention, strong fundamentals and a compelling long-term organic algorithm;

•
Compelling entry valuation;

•
Multiple organic growth opportunities;

•
Significant value creation opportunities;

•
Experienced board of directors;

•
Highly committed shareholders aligned for future value creation; and

•
Consistency with CCNB1’s business strategy.

The CCNB1 Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighed or in any order of significance:
•
Future financial performance of E2open;

•
Uncertainties regarding the potential impacts of COVID-19;

•
The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe;

•
The risks and costs to CCNB1 if the Business Combination is not completed;

•
The fact that the Business Combination Agreement includes an exclusivity provision that prohibits CCNB1 from soliciting other business combinations;

•
The risk that the shareholders of CCNB1 may fail to provide the respective votes necessary to effect the Business Combination;

•
The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not entirely within CCNB1’s control;

•
The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination; and

•
The fees and expenses associated with completing the Business Combination.

For a more complete description of the CCNB1 Board’s reasons for approving the Business Combination and the factors and risks considered by the CCNB1 Board, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — CCNB1 Board’s Reasons for the Approval of the Business Combination.”
Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination.”
Third Amended and Restated Limited Liability Company Agreement
Concurrently with the completion of the Business Combination, the existing second amended and restated operating agreement of E2open Holdings will be further amended and restated in its entirety to become the Third Amended and Restated Limited Liability Company Agreement, in substantially the form attached to this proxy statement/prospectus as Annex J. The Common Units will be entitled to share in the profits and losses of E2open Holdings and to receive distributions as and if declared by the managing member of E2open Holdings in accordance with the Third Amended and Restated Limited Liability Company Agreement and will have no voting rights. The Company, as the managing member of E2open Holdings will have the sole authority to manage the business and affairs of E2open Holdings in accordance with the Third Amended and Restated Limited Liability Company Agreement or applicable law. The Third Amended and Restated Limited Liability Company Agreement will provide that distributions and tax distributions, in each case payable in accordance with the Third Amended and Restated Limited Liability Company Agreement, will be made to the holders of Common Units on a pro rata basis based upon, with respect to tax distributions, an agreed-upon formula related to the taxable income of E2open Holdings allocable to holders of Common Units. The Third Amended and Restated Limited Liability Company Agreement will contain restrictions on transfers of units and will require the prior consent of the managing member for such transfers, except in certain circumstances. The Third Amended and Restated Limited Liability Company Agreement will also provide unitholders in E2open Holdings the right to exchange Common Units, together with the cancellation of an equal number of shares of Class V common stock, for an equal number of shares of Class A common stock, subject to certain restrictions set forth therein. The Restricted Common Units held by unitholders in E2open Holdings will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described below under the heading Shareholder Proposal 2: The Business Combination Proposal — The Third Amended and Restated Limited Liability Company Agreement) and will not be exchangeable for Class A common stock or entitled to receive distributions from E2open Holdings (subject to payment of a distribution catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”
Tax Receivable Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Tax Receivable Agreement with the Blocker Sellers and the Flow-Through Sellers, in substantially the form attached to this proxy statement/prospectus as Annex I. Pursuant to the Tax Receivable Agreement, the

Company will be required to pay to the Flow-Through Sellers and/or the Blocker Sellers, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in E2open’s assets resulting from the sale of E2open Units (as defined in the Tax Receivable Agreement) for the consideration paid pursuant to the Business Combination Agreement and the future exchange of Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.
For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
Investor Rights Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Investor Rights Agreement with the Blocker Sellers affiliated with Insight Partners (the “Insight Blocker Sellers”), the Insight Member, one or more entities beneficially owning 100% of the outstanding membership interests of the Elliott Eagle Blocker in the aggregate (it being understood that such entities will either be the Elliott Blocker Owners or Affiliates thereof) (the “Elliott Equityholders”), the PDI Blocker Owners and an affiliate of Performance Equity Management that is a Flow-Through Seller, the Sponsor, the Founder Holders and CCNB1 Independent Directors (if applicable, as defined therein) (collectively, the “IRA Parties”), in substantially the form attached as Annex G to this proxy statement/prospectus. The Investor Rights Agreement includes, among other things, the following provisions:
Director Appointment.   Under the Investor Rights Agreement, subject to certain step down provisions, the Insight Member will have the right to nominate three board members (each, an “IVP Director”) (one of which is expected to be designated following the Closing) and CC Capital, on behalf of the Sponsor, will have the right to nominate five board members (each, a “Sponsor Director”). Two of the three IVP Directors, the five Sponsor Directors and the CEO of E2open, initially Michael Farlekas (the “CEO Director”), will comprise the Company Board appointed in connection with the Domestication. Three Sponsor Directors will be nominated as Class I directors with terms ending at the Company’s 2021 annual meeting of stockholders; two IVP Directors and one Sponsor Director will be nominated as Class II directors with terms ending at the Company’s 2022 annual meeting of stockholders; and one IVP Director, one Sponsor Director and the CEO Director will be nominated as Class III directors with terms ending at the Company’s 2023 annual meeting of stockholders.
Voting.   For the duration of the Standstill Period (as defined below), the IRA Parties will agree to vote all of their respective shares of Class A common stock and Class V common stock, as applicable, in favor of the nominees recommended by the Company Board.
Standstill.   The IRA Parties will agree that until the date that is the later of (a) one year after the Closing Date and (b) the date of the Company’s 2022 annual meeting of stockholders (the “Standstill Period”), they will not (i) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Company in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board or its nominating committee or in opposition of any individual nominated by the Company pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board (or its nominating committee) (other than by making a non-public proposal or request to the Company Board or its nominating committee in a manner which would not require the Company Board or Company to make any public disclosure), (iii) take certain actions contrary to the governance structure of the Company other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Company, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.
Registration Rights.   The Investor Rights Agreement will amend and restate the Original Registration Rights Agreement.
Lock-Up.   The IRA Parties will agree not to transfer any Lock-Up Shares (as defined therein), between the Closing Date and the date that is six months after the Closing Date (the “Lock-Up Period”), subject to certain customary exceptions.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Lock-Up Agreement
In connection with the execution of the Business Combination Agreement, the parties agreed that certain directors, officers and employees of the Company not party to the Investor Rights Agreement (the “Lock-Up Parties”) will enter into a Lock-Up Agreement with the Company at the Closing, pursuant to which the Lock-Up Parties will not be able to transfer shares beneficially owned or otherwise held by them prior to the termination of the Lock-Up Period, subject to certain customary exceptions.
E2open Holdings has also agreed to use its reasonable best efforts to deliver at the Closing Lock-Up Agreements duly executed by each E2open Seller not party to the Investor Rights Agreement or that is not a Lock-Up Party. The Lock-Up Agreement is attached to this proxy statement/prospectus as Annex K and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Sponsor Side Letter Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor, the Founder Holders, and CCNB1 Independent Directors entered into the Sponsor Side Letter Agreement with CCNB1, a copy of which is attached as Annex B to this proxy statement/prospectus. Under the Sponsor Side Letter Agreement, 2,500,000 Class B ordinary shares of CCNB1 will be automatically converted into the Restricted Sponsor Shares. The Restricted Sponsor Shares, along with all other shares of Series B-1 common stock, will automatically convert into shares of Class A common stock upon the 5-day VWAP of the Class A common stock being at least $13.50 per share (subject to adjustment). Upon conversion of the Restricted Sponsor Shares, the holder of each such Restricted Sponsor Share will be entitled to receive a payment equal to the amount of dividends declared on a share of Class A common stock beginning at the Closing and ending on the day before the date such Restricted Sponsor Share converts into a share of Class A common stock. If any of the Restricted Sponsor Shares do not convert prior to the 10-year anniversary of the Closing Date, such Restricted Sponsor Shares will be canceled for no consideration, and will not be entitled to receive any dividend catch-up amount in respect of such Restricted Sponsor Shares. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”
Subscription Agreements
CCNB1 entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and CCNB1 agreed to issue and sell to such investors, an aggregate of 69,500,000 shares of Class A common stock at $10.00 per share for gross proceeds of $695,000,000 on the Closing Date, $24,500,000, $15,300,000, and $8,700,000 of which will be funded by CC Capital, NBOKS, and NBOKS Co-Invest Fund I LP (“NBOKS Co-Invest”), respectively. The Class A common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. CCNB1 has agreed to register the resale of the Class A common stock issued to PIPE Investors pursuant to a registration statement that must be filed within 30 days after the consummation of the Business Combination. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.

The closings under the Subscription Agreements will occur substantially concurrently with the Closing and are conditioned on such closing and on other customary closing conditions. The Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) the termination of the Business Combination Agreement in accordance with its terms without being consummated, (ii) the mutual written agreement of the parties thereto and the Company, (iii) 30 days after April 14, 2021 if the Closing has not occurred by such date, (iv) if any of the conditions to the Closing are not satisfied or waived on or prior to the Closing (and if the failure to so satisfy such condition is capable of being cured prior to Closing, such failure will not have been cured by the earlier of (x) thirty calendar days following receipt of written notice from the party claiming such condition has not been satisfied or (y) April 14, 2021), and (v) by written notice to a PIPE Investor by CCNB1 if the Business Combination Agreement is amended, supplemented or otherwise modified in a manner that materially adversely affects such PIPE Investor. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce each PIPE Investor’s obligation to fund pursuant to each Subscription Agreement.
Forward Purchase Agreement and Forward Purchase Agreement Side Letter
In connection with the IPO, CCNB1 entered into the Forward Purchase Agreement with NBOKS, which provides for the purchase of up to the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). In connection with the Business Combination Agreement, NBOKS and CCNB1 entered into a letter agreement (the “FPA Side Letter”), dated as of October 14, 2020, in the form attached as Annex C to this proxy statement/prospectus, whereby NBOKS confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Securities in connection with the Business Combination. The Forward Purchase will be made regardless of whether any Redemptions are made. The Forward Purchase Securities will be issued only in connection with the Closing. The proceeds from the sale of Forward Purchase Securities will be part of the consideration payable under the Business Combination Agreement. Pursuant to the FPA Side Letter, E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Forward Purchase Agreement, subject to the terms and conditions set forth therein.
Backstop Agreement
Concurrently with the execution of the Business Combination Agreement, CCNB1 and NBOKS entered into that certain Backstop Facility Agreement (the “Backstop Agreement”), in the form attached as Annex D to this proxy statement/prospectus, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, allocate up to an aggregate of $300,000,000 to the Business Combination, which amount shall not exceed the number of shares of CCNB1 subject to redemption (the “Backstop”). Under the Backstop Agreement, CCNB1 and NBOKS made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Backstop Agreement will not survive the consummation of the Backstop. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the Closing of the Business Combination, and will be consummated simultaneously with the Business Combination. The Backstop Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Backstop Agreement, subject to the terms and conditions set forth therein.

Organizational Structure
The diagrams below depict simplified versions of the current organizational structures of CCNB1 and E2open, respectively.
CCNB1 (Current Structure)
E2open (Current Structure)

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination.

Class V common stock
Voting rights
Non-economic
Restricted Share Units
Non-voting
Right to receive shares of Class A common stock
Class B common stock
Non-voting restricted performance shares
Class A common stock
Voting rights
Economic rights
Class A common stock
Voting rights
Economic rights
Class B common stock
Non-voting restricted performance shares
Class A common stock
Voting rights
Economic rights
Class A common stock
Voting rights
Economic rights
Class A common stock
Voting rights
Economic rights
Series B-1 common stock
Non-voting restricted performance shares
Flow-Through Sellers
Unvested Optionholders
NBOKS (Forward Purchase)
Blocker Sellers
Vested Optionholders
PIPE Investors
Public Shareholders
Sponsor, CCNB1 Independent Directors
Common Units
Economic rights
Non-voting
Exchangeable on 1-for-1 basis for shares of Class A common stock
Restricted Common Units
Non-voting unvested performance interests
E2open Parent Holdings, Inc. (f/k/a CC Neuberger Principal Holdings I) ("Company")
Sole Managing Member
E2open Holdings, LLC ("E2open Holdings")
Common Units
Economic rights
Non-voting
Restricted Common Units
Non-voting unvested performance interests
E2open Intermediate, LLC
E2open, LLC
INTTRA INC. and Subsidiaries (including Avantida Group)
Terra Technology, LLC
Orchestro, LLC
E2open Ltd.
E2open Software (Shanghai) Co. Ltd.
E2open GmbH
Serus Corporation
Zyme Solutions, Inc. and Zyme Subsidiaries
Averetek, LLC
e2open Development Corporation
E2open Malaysia SDN BHD
Steelwedge Software, Inc. and Subsidiaries
ICON Industry Consulting, Inc.
E2open Software Private Limited
Amber Road, Inc. and Subsidiaries

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow the Flow-Through Sellers to retain their equity ownership in E2open Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units, Series 1 RCUs and Series 2 RCUs. Each Flow-Through Seller will also hold a number of shares of Class V common stock equal to the number of Common Units held by such Flow-Through Seller, which will have no economic value, but which will entitle the holder thereof to one (1) vote per share at any meeting of the shareholders of the Company. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of CCNB1 and the Blocker Sellers and Vested Optionholders will, by contrast, hold their equity ownership in the Company, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. In addition, Unvested Optionholders will hold an award of restricted share units upon satisfaction of applicable vesting conditions (the “Restricted Share Units”) representing the right to receive a number of shares of Class A common stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and CCNB1” for additional information on our organizational structure, including the Tax Receivable Agreement. The Third Amended and Restated Limited Liability Company Agreement will provide unitholders in E2open Holdings the right to exchange Common Units, together with the cancellation of an equal number of shares of Class V common stock, for an equal number of shares of Class A common stock, subject to certain restrictions set forth therein. The Restricted Common Units held by unitholders in E2open Holdings will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described below under the heading “Shareholder Proposal 2: The Business Combination Proposal — Third Amended and Restated Limited Liability Company Agreement”) and will not be exchangeable for Class A common stock or entitled to receive distributions from E2open Holdings (subject to payment of a distribution catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.

Ownership of CCNB1 and the Company
As of the date of this proxy statement/prospectus, CCNB1 has an aggregate of 41,400,000 Class A ordinary shares issued and outstanding, an aggregate of 15,350,000 Class B ordinary shares issued and outstanding and an aggregate of 24,080,000 Warrants issued and outstanding, which is comprised of the 10,280,000 Private Placement Warrants held by the Sponsor and the 13,800,000 Public Warrants. Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Class A common stock of the Company. Upon the consummation of the Domestication. CCNB1’s ordinary shares will convert into common stock of the Company, as further described herein.
Upon completion of the Business Combination, the Company will have outstanding (a) shares of Class A common stock, which are voting and economic interests in the Company, and will be held by Public Shareholders, the Sponsor Parties, the PIPE Investors, the Blocker Sellers and the Vested Optionholders, (b) warrants to purchase shares of Class A common stock, (c) shares of Class B common stock, comprised of Series B-1 common stock and Series B-2 common stock, which are non-voting, non-economic interests in the Company that automatically convert into an equal number of shares of Class A common stock upon the occurrence of a VWAP 1 Vesting Event or a VWAP 2 Vesting event, respectively, and will be held by the Sponsor Parties, the Blocker Sellers and the Vested Optionholders, (d) Restricted Share Units, which are non-voting, non-economic interests representing the right to receive shares of Class A common stock upon satisfaction of applicable vesting conditions, and will be held by the Unvested Optionholders, and (e) shares of Class V common stock, which are voting, non-economic interests in the Company, and will be held by the Flow-Through Sellers and correspond on a one-to-one basis with the Common Units, which are economic, non-voting interests in E2open Holdings, held by such Flow-Through Sellers. The Common Units, together with an equal number of shares of Class V common stock, can be exchanged for an equal number of shares of Class A common stock, subject to the conditions set forth in the Third Amended and Restated Limited Liability Company Agreement. Upon completion of the Business Combination, the Flow-Through Sellers will also hold Restricted Common Units, comprised of Series 1 RCUs and Series 2 RCUs, which are non-voting, non-economic units in E2open Holdings that automatically convert into an equal number of Common Units upon the occurrence of a Series 1 Vesting Event or Series 2 Vesting Event, respectively. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination” and the structure charts provided on pages 34 and 35.
It is anticipated that, upon completion of the Business Combination, assuming No Redemptions, (1) CCNB1’s Public Shareholders will own approximately 22.2% of the outstanding Class A common stock of the Company, (2) the Blocker Sellers and Vested Optionholders are expected to own approximately 22.9% of the outstanding Class A common stock of the Company, (3) the Flow-Through Sellers are expected to own approximately 15.9% of the outstanding Common Units of E2open Holdings and 100% of the Class V common stock of the Company entitling them to voting power in the Company commensurate with their equity ownership in E2open Holdings, (4) the Sponsor Parties and their affiliates are expected to own approximately 6.9% of the outstanding Class A common stock of the Company (including the portion of the PIPE Investment made by the foregoing), and (5) the PIPE Investors (excluding the Sponsor Parties and their affiliates) are expected to own approximately 37.3% of the outstanding Class A common stock of the Company. The Restricted Share Units (as well as the Restricted Common Units of E2open Holdings) are excluded from the above calculations, as neither security is entitled to voting or economic rights until and unless such security vests or converts according to its terms.
The following table summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, assuming (i) that none of CCNB1’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination (“No Redemptions”), (ii) that 41,400,000 of CCNB1’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination (representing the aggregate number of Class A ordinary shares outstanding as of September 30, 2020), and CCNB1 has received the $300,000,000 Backstop from NBOKS pursuant to the Backstop Agreement, (“Maximum Redemptions with Available Backstop”) and (iii) that CCNB1 would not have access to the $300.0 million Backstop pursuant to the Backstop Agreement and CCNB1 shareholders redeem 11,400,000 Class A ordinary shares (out of CCNB1 Class A ordinary shares outstanding of 41,400,000 at

September 30, 2020), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available (“Maximum Redemptions with No Backstop”), in each case in clauses (ii) and (iii) assuming that the aggregate proceeds of $200.0 million are received from the sale of the Forward Purchase Securities and there is no Permitted Equity Financing. The number of Class A ordinary shares redeemable assuming Maximum Redemptions (with Available Backstop or with No Backstop) assumes that the per share redemption price is $10.00; the actual per share redemption price will be the Redemption Price.
	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop (1)		Assuming Maximum Redemptions with No Backstop (2)
Equity Capitalization Summary (shares in millions)	Shares	%	Shares	%	Shares	%
CCNB1 Shareholders	41.4	22.2%	0.0	0.0%	12.5	7.6%
NBOKS Backstop	0.0	0.0%	12.5	7.6%	0.0	0.0%
NBOKS Forward Purchase Agreement(3)	20.0	10.7%	20.0	12.2%	20.0	12.2%
Founder Shares(4)	12.9	6.9%	12.9	7.8%	12.9	7.8%
PIPE Investors(5)	69.5	37.3%	69.5	42.4%	69.5	42.4%
Existing E2open Owners interest in CCNB1(6)	42.8	22.9%	49.0	29.9%	49.0	29.9%
Total Class A common stock in CCNB1	186.6	100.0%	163.9	100.0%	163.9	100.0%
Net Cash Consideration to existing owners of E2open ($ in millions)	592.5		478.5		478.5

(1)
Assumes that 41,400,000 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination, and the maximum amount of 12,500,000 Class A ordinary shares are issued to NBOKS at $10.00 per share in exchange for the $125.0 million Backstop pursuant to the Backstop Agreement. The economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease from $592.5 million to $478.5 million.

(2)
Assumes that 28,900,000 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available. The net cash consideration payable to the existing E2open owners would decrease from $592.5 million to $478.5 million, and the economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

(3)
Includes 20,000,000 shares of Class A common stock acquired pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, for an aggregate investment of $200.0 million by NBOKS in exchange for the Forward Purchase Securities.

(4)
Includes 12,850,000 shares of Class A common stock issued upon conversion of the existing CCNB1 Class B ordinary shares. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. This excludes impact of 2,500,000 Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.

(5)
Represents the private placement pursuant to which CCNB1 entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of CCNB1 Class A common stock at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 69,500,000 shares of Class A common stock (including 2,450,000 shares by CC Capital, 1,530,000 shares by NBOKS and 870,000 shares by NBOKS Co-Invest).

(6)
Represents existing E2open owners’ interest in 42,854,375 shares of CCNB1 Class A common stock. This excludes impact of Restricted Common Units vesting. This also excludes the Flow-Through Sellers’ noncontrolling economic interest in Common Units, which will be exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock on a 1-for-1 basis. The table below presents the Common Units and noncontrolling interest percentage:

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemptions with No Backstop
Flow-Through Sellers’ noncontrolling interest (shares in millions)	35.3	15.9%	40.5	19.8%	40.5	19.8%
	221.9		204.4		204.4
The consideration to be received under the Business Combination Agreement is subject to adjustment to, among other things, appropriately reflect the effect of any stock dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event that shall have occurred (including any of the foregoing in connection with the Domestication) prior to consummation of the Business Combination. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”
The Shareholders Meeting
Date, Time and Place of Shareholders Meeting
The Shareholders Meeting will be held at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the Shareholder Proposals, including, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholders Meeting, each of the Condition Precedent Proposals have not been approved. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
Record Date; Outstanding Shares; Shareholders Entitled to Vote
CCNB1 has fixed the close of business on December 23, 2020, as the Record Date for determining the CCNB1 shareholders entitled to notice of and to attend and vote at the Shareholders Meeting.
As of the close of business on such date, there were 41,400,000 Class A ordinary shares and 15,350,000 Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only holders of Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting. The Sponsor owns 15,250,000 Class B ordinary shares of CCNB1. Pursuant to the Insider Letter Agreement, the Sponsor and each executive officer and director of CCNB1 has agreed to vote any Class B ordinary shares held by him or her in favor of the Business Combination.
Proxy Solicitation
Proxies with respect to the Shareholders Meeting may be solicited by telephone, by facsimile, by mail, on the Internet or in person. CCNB1 has engaged Morrow to assist in the solicitation of proxies. If a CCNB1 shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Shareholders Meeting — Revoking Your Proxy; Changing Your Vote.”

Quorum and Required Vote
A quorum of CCNB1 shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of CCNB1 shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.
Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal is interdependent upon the others and must be approved in order for CCNB1 to complete the Business Combination as contemplated by the Business Combination Agreement. The Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1 ordinary shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1 ordinary shares as of the Record Date that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals do not require shareholders’ approval and are voted upon on a non-binding advisory basis.
Redemption Right
Pursuant to the Existing Organizational Documents, a Public Shareholder may request of CCNB1 that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Right with respect to the Public Shares;

(ii)
submit a written request to the Transfer Agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by CCNB1, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of CCNB1 on or before January 29, 2021 (two business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $414,050,661 on January 11, 2021 and including anticipated additional interest through the Closing (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the per share redemption price is expected to be approximately $10.00. A Public Shareholder that has properly tendered his, her or its Public Shares for Redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered Public Shares will be returned to the relevant Public Shareholders, as appropriate.
CCNB1 Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Time, on January 29, 2021 (two business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that CCNB1 redeem such Public Shareholder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to ordinary shares of CCNB1 and (c) delivering their Public

Shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his, her or its broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Right with respect to 15% or more of CCNB1’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by CCNB1.
Pursuant to the Insider Letter Agreement, the Sponsor and officers and directors of CCNB1 have waived all of their Redemption Right and will not have Redemption Right with respect to any CCNB1 Shares owned by them, directly or indirectly.
Holders of the Public Warrants will not have Redemption Right with respect to the Public Warrants.
For more information, see “Shareholders Meeting — Redemption Right.”
Appraisal Rights
CCNB1’s shareholders will not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.
Interests of CCNB1’s Directors and Officers and Others in the Business Combination
When you consider the recommendation of the CCNB1 Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that CCNB1’s directors and officers have interests in such proposal that are different from, or in addition to, those of CCNB1 shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If CCNB1 does not complete a business combination transaction by April 28, 2022 (unless CCNB1 submits and its shareholders approve an extension of such date), CCNB1 will cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of the CCNB1 Board and CCNB1’s remaining shareholders, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 15,350,000 Class B ordinary shares owned by the Sponsor and CCNB1 Independent Directors would be worthless because, following the Redemption of the Public Shares, CCNB1 would likely have few, if any, net assets and because the Sponsor and CCNB1’s directors and officers have agreed, in the Insider Letter Agreement, to waive their rights to liquidating distributions from the Trust Account with respect to the Class B ordinary shares if CCNB1 fails to complete a Business Combination within the required period. The Sponsor purchased the Class B ordinary shares prior to CCNB1’s IPO for an aggregate purchase price of $25,000, or approximately $0.002 per share. Such Class B ordinary shares had an aggregate market value of $165.3 million based upon the closing price of $10.77 per share on NYSE on January 11, 2021, the most recent closing price.

•
Certain of CCNB1’s directors and officers have an interest in the Sponsor.

•
The Sponsor, which is owned 50% by CC Capital and 50% by NBOKS, paid $10,280,000 for 10,280,000 Private Placement Warrants to purchase Class A ordinary shares and such Private Placement Warrants will expire worthless if a business combination is not consummated by April 28, 2022.

•
Chinh E. Chu and Eva F. Huston, current directors of CCNB1, are each expected to be directors of the Company after the consummation of the Business Combination. As such, in the future, they may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such directors.

•
Mr. Chu has a controlling interest in CC Capital, which is a PIPE Investor and will receive 2,450,000 shares of Class A common stock at the Closing.

•
Charles Kantor, Director of CCNB1, is the portfolio manager of NBOKS, which (a) is a PIPE Investor and will receive 1,530,000 shares of Class A common stock at the Closing, (b) will be obligated to fund the Maximum Forward Purchase Amount at the Closing, and (c) subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS and to the extent of any redemptions subject to the applicable cap, will be obligated to fund the Backstop. In addition, Mr. Kantor is also the portfolio manager of a co-invest vehicle, NBOKS Co-Invest Fund I LP, organized to invest alongside NBOKS as a PIPE Investor and will receive shares of Class A common stock at the Closing.

•
CCNB1’s existing directors and officers will be eligible for continued indemnification and continued coverage under CCNB1’s directors’ and officers’ liability insurance after the Business Combination.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to CCNB1 if and to the extent any claims by a vendor for services rendered or products sold to CCNB1, or a prospective target business with which CCNB1 has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $10.00 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under CCNB1’s indemnity of the underwriters of CCNB1’s IPO against certain liabilities, including liabilities under the Securities Act.

•
Following completion of the Business Combination, the Sponsor, CCNB1’s officers and directors and their respective affiliates will be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination (which will be the Business Combination should it occur), and repayment of any other loans, if any, and on such terms as to be determined by CCNB1 from time to time, made by the Sponsor or certain of CCNB1’s officers and directors to finance transaction costs in connection with an intended initial business combination (which will be the Business Combination should it occur). If CCNB1 fails to complete a Business Combination within the required period, the Sponsor and CCNB1’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

•
In connection with the execution of the Business Combination Agreement, CCNB1 and the Sponsor Parties entered into the Sponsor Side Letter Agreement, pursuant to which 2,500,000 Class B ordinary shares of CCNB1 held by the Sponsor will be converted into the Restricted Sponsor Shares. For more information, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

•
Pursuant to the Investor Rights Agreement, the Sponsor will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions, and the Insight Member will have the right to designate up to three directors to the Company Board, subject to certain conditions and certain step-down provisions.

•
Pursuant to the Investor Rights Agreement, the IRA Parties and the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Class A common stock and warrants of the Company held by such parties.

CCNB1’s directors and executive officers have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their Redemption Right with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the Redemption Price. As of the date of this proxy statement/prospectus, CCNB1’s directors and executive officers own approximately 27.0% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor Parties, or their respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Right. In the event that the Sponsor Parties or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Right, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (1) holders of a majority of the ordinary shares as of the Record Date, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Business Combination Proposal, the Equity Incentive Plan Proposal, the NYSE Proposal, the Organizational Documents Proposals, and the Adjournment Proposal, (2) holders of at least two-thirds of the ordinary shares as of the Record Date, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Domestication Proposal and the Charter Proposal, (3) otherwise limit the number of Public Shares electing to redeem, and (4) CCNB1’s net tangible assets (as determined in accordance with Rule 3a51-1 (g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Shareholders Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be submitted at the Shareholders Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of CCNB1’s directors may result in a conflict of interest on the part of such director(s) between what he/she or they may believe is in the best interests of CCNB1 and its shareholders and what he/she or they may believe is best for himself/herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, CCNB1’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Recommendation to Shareholders of CCNB1
The CCNB1 Board has unanimously approved the Shareholder Proposals.
The CCNB1 Board unanimously recommends that shareholders:
•
Vote “FOR” the Domestication Proposal;

•
Vote “FOR” the Business Combination Proposal;

•
Vote “FOR” the Equity Incentive Plan Proposal;

•
Vote “FOR” the Charter Proposal;

•
Vote “FOR” each of the Organizational Documents Proposals;

•
Vote “FOR” the NYSE Proposal; and

•
Vote “FOR” the Adjournment Proposal.

The existence of any financial and personal interests of one or more of CCNB1’s directors may be argued to result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CCNB1 and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination” in this proxy statement/prospectus for a further discussion of such interests and potential conflicts of interest.
Cash Sources and Uses of Funds for the Business Combination
The following tables summarize the estimated cash sources and uses for funding the Business Combination assuming (i) No Redemptions, (ii) Maximum Redemptions with Available Backstop, and (iii) Maximum Redemptions with No Backstop. The number of Class A ordinary shares redeemable assuming Maximum Redemptions (with Available Backstop or with No Backstop) assumes that the per share redemption price is $10.00; the actual per share redemption price will be the Redemption Price.
Estimated Cash Sources and Uses (No Redemptions, in millions)
Sources		Uses
Record new term loan(9)	351.8	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	592.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	19.1
		Estimated Seller transaction costs(7)	40.0
		Cash to balance sheet	16.7
Total Sources	1,660.8	Total Uses	1,660.8
Estimated Cash Sources and Uses (Maximum Redemptions with Available Backstop, $ in millions)
Sources		Uses
Record new term loan(9)	525.0	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	478.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	17.3
Backstop	125.0	Estimated Seller transaction costs(7)	40.0
		Redemption of common shares(8)	414.0
		Cash to balance sheet	16.7
Total Sources	1,959.0	Total Uses	1,959.0

Estimated Cash Sources and Uses (Maximum Redemptions with No Backstop, $ in millions)
Sources		Uses
Record new term loan(9)	525.0	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	478.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	17.3
		Estimated Seller transaction costs(7)	40.0
		Redemption of common shares(8)	289.0
		Cash to balance sheet	16.7
Total Sources	1,834.0	Total Uses	1,834.0

(1)
Represents the expected amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination.

(2)
Represents the proceeds from the Forward Purchase Agreement, which provides for the purchase of the Forward Purchase Securities for the Maximum Forward Purchase Amount in a private placement to close concurrently with the Closing.

(3)
Represents the proceeds from the PIPE Investment (including proceeds from CC Capital, NBOKS and NBOKS Co-Invest).

(4)
Includes the expected amount of the restricted interest held in the Trust Account upon consummation of the Business Combination at the Closing.

(5)
Represents the amount of existing E2open debt that the combined company intends to pay down upon the Closing. This cash will be applied to E2open's credit facilities with Golub Capital and Silicon Valley Bank.

(6)
Represents the total estimated transaction fees and expenses incurred by CCNB1 as part of the Business Combination.

(7)
Represents the total estimated transaction fees and expenses incurred by E2open as part of the Business Combination.

(8)
Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Cash Conditions and that there is no Backstop or Permitted Equity Financing to replace such redemptions.

(9)
Represents the proceeds from a commitment for financing in the form of a $525 million term loan, the full amount of which financing is expected to be funded concurrently with the completion of the Business Combination. Under the No Redemptions scenario, available cash would be used to prepay $173.2 million of the New Credit Facilities, resulting in net debt of $351.8 million.

Material U.S. Federal Income Tax Consequences
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as CCNB1, this result is not entirely clear. In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of CCNB1 Shares will be subject to Section 367(b) of the Code and as a result:
•
a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares, will generally not recognize any gain or loss and will generally not be required to include any part of CCNB1’s earnings in income pursuant to the Domestication;

•
a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares, will generally recognize gain (but not loss) on the exchange of CCNB1 Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their CCNB1 Shares, provided certain other requirements are satisfied. CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•
a U.S. Holder of CCNB1 Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its CCNB1 Shares. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of CCNB1 Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its CCNB1 Shares or Public Warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding CCNB1 Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because CCNB1 is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that CCNB1 may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of CCNB1 Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s CCNB1 Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of CCNB1. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — U.S. Holders — PFIC Considerations.”
In the event that the Domestication is completed on or before December 31, 2020, it is possible that CCNB1 may be eligible for the “start-up exception.” If the start-up exception applies, CCNB1 will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders —  U.S. Holders — PFIC Considerations — Definition and General Taxation of a PFIC.”
For a description of the tax consequences for Public Shareholders exercising Redemption Right in connection with the Business Combination, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1

Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Right” and “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Right.”
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders.”
Regulatory Approvals
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands and Secretary of State of the State of Delaware necessary to effectuate the Domestication, (ii) filings required with the SEC pursuant to the reporting requirements applicable to CCNB1, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to CCNB1’s shareholders and (iii) filings required pursuant to the Hart-Scott-Rodino Act (“HSR Act”) with respect to the transactions contemplated by the Business Combination Agreement. CCNB1 must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.
Emerging Growth Company
CCNB1 is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. CCNB1 has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies. CCNB1, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CCNB1’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of CCNB1’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Risk Factors
In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF CCNB1
CCNB1 is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination. CCNB1’s balance sheet data as of June 30, 2020 and statement of operations data for the period from January 14, 2020 (inception) through June 30, 2020, are derived from CCNB1’s audited financial statements included elsewhere in this proxy statement/prospectus. CCNB1’s balance sheet data as of September 30, 2020 and the statement of operations data and cash flow data for the nine months ended September 30, 2020 are derived from CCNB1’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. The information is only a summary and should be read in conjunction with CCNB1’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCNB1” contained elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Balance Sheet
	September 30, 2020 (Unaudited)	As of June 30, 2020 (audited)
Assets:
Current assets:
Cash	$1,446,391	$1,643,079
Prepaid expenses	366,791	465,063
Total current assets	1,813,182	2,108,142
Investments in money market funds held in Trust Account	414,039,090	414,028,653
Total Assets	$415,852,272	$416,136,795
Liabilities and Shareholders’ Equity:
Current liabilities:
Accrued expenses	$1,141,145	217,145
Accounts payable	775,431	872,438
Due to related party	17,572	—
Total current liabilities	1,934,148	1,089,583
Deferred legal fees	947,087	947,087
Deferred underwriting commissions	14,490,000	14,490,000
Total liabilities	17,371,235	$16,526,670
Commitments and Contingencies:
Class A ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 39,461,012 shares subject to possible redemption at $10.00 per share, subject to redemption	393,481,030	394,610,120
Shareholders’ Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,938,988 shares issued and outstanding (excluding 39,461,012 shares subject to possible redemption)	205	194
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 15,350,000 shares issued and outstanding	1,535	1,535
Additional paid-in capital	6,293,998	5,164,919
Accumulated deficit	(1,295,731)	(166,643)
Total Shareholders’ Equity	5,000,007	5,000,005
Total Liabilities and Shareholders’ Equity	$415,852,272	$416,136,795

Statement of Operations
	For the three months ended September 30, 2020 (Unaudited)	For the period from January 14, 2020 (inception) through September 30, 2020 (Unaudited)	For the Period from January 14, 2020 (inception) through June 30, 2020 (Unaudited)
General and administrative expenses	$1,139,525	$1,334,821	$195,296
Loss from operations	(1,139,525)	(1,334,821)	(195,296)
Investment income on Trust Account	10,437	39,090	28,653
Net Loss	$(1,129,088)	$(1,295,731)	(166,643)
Weighted average shares outstanding of Class A ordinary shares	41,400,000	41,400,000	41,400,000
Basic and diluted net income per share, Class A	$0.00	$0.00	$0.00
Weighted average shares outstanding of Class B ordinary shares	15,350,000	15,350,000	15,350,000
Basic and diluted net loss per share, Class B	$(0.07)	$(0.09)	$(0.01)

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF E2OPEN
The following selected financial data is only a summary of E2open’s consolidated financial statements and should be read in conjunction with E2open’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of E2open” contained elsewhere in this proxy statement/prospectus. E2open’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following selected statements of operations data for the six months ended August 31, 2020 and August 31, 2019, and fiscal years ended February 29, 2020 and February 28, 2019, and the following selected balance sheets data as of August 31, 2020, February 29, 2020 and February 28, 2019 have been derived from E2open’s consolidated financial statements included elsewhere in this prospectus/proxy statement.
Statements of Operations
(in millions)	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019	Six Months Ended August 31, 2020	Six Months Ended August 31, 2019
Total revenue	$305.1	$201.2	$164.9	$137.2
Income/(loss) from operations	(41.1)	(12.9)	8.8	(29.0)
Net loss	(101.4)	(30.1)	(41.3)	(54.8)
Balance Sheets
(in millions)	As of February 29, 2020	As of February 28, 2019	As of August 31, 2020
Total current assets	$179.8	$137.0	$130.5
Total assets	$1,440.0	$951.1	$1,375.6
Total liabilities	$1,225.4	$647.9	$1,196.9
Total members’ equity	$214.6	$303.2	$178.7
Total liabilities and members’ equity	$1,440.0	$951.1	$1,375.6
Non-GAAP Financial Measures
References in this section we “we” and “our” refer to E2open Holdings, LLC and its consolidated subsidiaries.
We include the non-GAAP financial measures Adjusted Gross Profit, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin in this proxy statement/prospectus. We believe these non-GAAP measures are useful to investors in evaluating our operating performance, as they are similar to measures reported by our public competitors and are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. We use these non-GAAP financial measures to evaluate E2open’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.
Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted EBITDA Margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net loss to arrive at non-GAAP financial measures are significant components for understanding and assessing the Company’s financial performance. As a result, non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from certain projections of non-GAAP financial measures such as Pro Forma Adjusted

EBITDA and Pro Forma Adjusted EBITDA Margin (recognizing the probability of significance of this information) the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
Adjusted Gross Profit and Adjusted Gross Margin
We define Adjusted Gross Profit as our reported gross profit plus depreciation and amortization, and Adjusted Gross Margin is calculated using Adjusted Gross Profit rather than reported gross profit. The table below presents our Adjusted Gross Profit reconciled to our reported gross profit, the closest U.S. GAAP measure, for the periods indicated:
	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Gross profit:
Reported gross profit	184.0	127.6	104.0	84.6
Depreciation and amortization	25.1	11.7	13.4	10.1
Adjusted gross profit	209.1	139.3	117.4	94.7
Gross margin	60.3%	63.4%	63.0%	61.6%
Adjusted gross margin	68.5%	69.2%	71.1%	69.0%
Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin
We define EBITDA as net loss before interest expense, income tax expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain non-cash items such as loss on debt refinancing and loss on investments, acquisition and integration costs such as accounting and legal expenses incurred in connection with prior acquisitions, non-recurring costs including foreign currency exchange losses and temporary COVID-19 expenses, and unit-based compensation. We define Pro Forma Adjusted EBITDA as Adjusted EBITDA further adjusted for the pro forma run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA. We also report our Pro Forma Adjusted EBITDA as a percentage of total revenue as an additional measure to evaluate our Pro Forma Adjusted EBITDA margins on total revenues.
The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:
	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Net loss	$(101.4)	$(30.1)	$(41.3)	$(54.8)
Adjusted for:
Interest expense, net	66.3	21.9	36.0	26.9
Income tax expense (benefit)	(7.3)	(8.2)	14.4	(2.0)
Depreciation and amortization	60.4	34.3	33.9	26.4
EBITDA	18.0	17.9	43.0	(3.5)
EBITDA margin	5.9%	8.9%	26.1%	(2.6)%
Non-cash adjustments(1)	—	2.4	—	—
Acquisition-related adjustments(2)	25.0	15.3	5.4	17.5
Non-recurring/non-operating costs(3)	6.3	3.5	0.5	2.7
Unit-based compensation(4)	19.2	8.2	4.3	12.5
Adjusted EBITDA	68.5	47.3	53.2	29.2
Pro forma synergy adjustments(5)			5.5
Public company costs(6)			(2.5)
Pro forma adjusted EBITDA			56.2
Pro forma adjusted EBITDA margin			34.1%

(1)
Includes non-cash loss on debt refinance and (gain) / loss on investments.

(2)
Primarily includes advisory, consulting, accounting and legal expenses incurred in connection with mergers and acquisitions activities, including related valuation, negotiation and integration costs, and capital-raising activities, including costs related to the acquisition of Amber Road and the Business Combination.

(3)
Primarily includes foreign currency exchange gain and losses and other non-recurring expenses such as systems integrations, legal entity simplification, advisory fees, and expenses related to retention of key employees from acquisitions.

(4)
Reflect non-cash, long-term unit-based compensation expense, primarily related to senior management. Fiscal year 2020 unit-based compensation includes a $9.5 million increase attributable to the acceleration of certain unit-based awards that were accelerated in connection with the Amber Road acquisition.

(5)
Represents the run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA, including duplicative and extraneous personnel and outsourced labor costs; software and hosting costs; facilities costs; and marketing, administrative and other costs at acquired companies. We anticipate all integration-related cost savings to be realized by the end of fiscal year 2021.

(6)
As a consequence of the Business Combination, E2open will be the subsidiary of an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance additional internal and external accounting, legal and administrative resources, and SEC filing fees. E2open estimates that annual run rate impact of these incremental costs will be approximately $5 million per year.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:
•
The acquisition of E2open by CCNB1, resulting reorganization into an umbrella partnership C corporation structure, and other agreements entered into as part of the Business Combination Agreement as of October 14, 2020, by and among CCNB1, E2open, the Blockers, the Blocker Merger Subs and the Company Merger Sub;

•
Repayment of E2open debt and entering into new term loan (collectively the “Business Combination”); and

•
The Amber Road, Inc. (“Amber”) acquisition by E2open on July 2, 2019 (the “Acquisition”).

CCNB1 is a blank check company incorporated on January 14, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On April 28, 2020, CCNB1 consummated the IPO of 41,400,000 Units, including the issuance of 5,400,000 Units as a result of the full exercise of the underwriters’ over-allotment option, at $10.00 per unit, generating gross proceeds of $414.0 million. Simultaneously with the closing of the IPO, CCNB1 consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.280 million. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. Upon the closing of the IPO and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and certain of the proceeds from the sale of the Private Placement Warrants in the Private Placement was placed in the Trust Account established for the benefit of CCNB1’s Public Shareholders, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account. As of September 30, 2020, there was approximately $414.0 million held in the Trust Account.
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. In aggregate, E2open serves more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others. On July 2, 2019, E2open acquired 100% of the equity of Amber at a price of $13.05 per share or approximately $428.6 million in cash consideration. See Note 3 for additional discussion of the Acquisition.
The organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership C corporation (or “Up-C”) structure. This organizational structure will allow the Flow-Through Sellers to retain equity ownership in E2open, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units. The Flow-Through Sellers may exchange Common Units (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock of the Company. In addition, upon the completion of the Business Combination, CCNB1, the Blocker Sellers, and the Flow-Through Sellers will be a party to a Tax Receivable Agreement. The CCNB1 Public Shareholders will continue to hold Class A ordinary shares of CCNB1, which, upon consummation of the Business Combination, will be renamed to E2open Parent Holdings, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors  —  Risks Related to the Business Combination and CCNB1” for additional information on our organizational structure, including the Tax Receivable Agreement.
On October 14, 2020, E2open was provided a commitment for financing from a syndicate of lenders including Goldman Sachs Bank USA, Credit Suisse AG, Golub Capital LLC, Deutsche Bank AG New

York Branch, Jefferies Finance LLC and Blackstone Holdings Finance Co. L.L.C. in the form of a $525 million “covenant-lite” term loan containing no financial maintenance covenants and a $75 million revolver (together, the ‘‘Credit Facilities’’), which financing is expected to be funded concurrently with the completion of the Business Combination. The new term loan is expected to mature seven years after the Closing Date and the new revolving facility is expected to mature five years after the Closing Date. Loans under the Credit Facilities are expected to bear interest, at E2open’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread. All obligations of E2open under the Credit Facilities and, at the option of E2open, under hedging agreements and cash management arrangements will be guaranteed by E2open Holdings, E2open (other than with respect to its own primary obligations) and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. organized restricted subsidiary of E2open (subject to customary exceptions). The closing of the new debt financing is conditioned on, among other things, the consummation of the Business Combination. This new financing, along with the proceeds from the Business Combination noted above, will be used to refinance the E2open’s term loan due 2024, pay off the SVB Credit Facility, distribute cash to existing shareholders, provide cash for working capital and pay transaction fees incurred with the Business Combination. The new term loan has an interest rate of LIBOR plus 3.5%. The Company’s existing term loan due 2024 and related revolving credit facility are expected to be terminated upon repayment.
The pro forma financial statements are not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Business Combination and Acquisition been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination and Acquisition.
The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the Business Combination occurred on September 30, 2020. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 and year ended December 31, 2019 present the pro forma effect of the Business Combination and Acquisition as if they had been completed on January 1, 2019.
CCNB1’s and Amber’s fiscal years end on December 31, whereas E2open’s fiscal year ends on the last day in February. Due to this difference, the unaudited pro forma condensed combined statement of operations, which we refer to as the pro forma condensed combined statement of operations, for the year ended December 31, 2019 combines the E2open audited consolidated statement of operations for the year ended February 29, 2020 and Amber unaudited financial results for the four-months period from March 1, 2019 through July 2, 2019. CCNB1 did not exist during the year ended December 31, 2019 and therefore is not presented for the annual period. The pro forma condensed combined statement of operations for the nine months ended September 30, 2020 combines the E2open unaudited consolidated statement of operations for the nine months ended August 31, 2020 and CCNB1 unaudited financial results for the period from January 14, 2020 (inception) through September 30, 2020.
The unaudited pro forma condensed combined balance sheet combines the E2open unaudited historical consolidated balance sheet as of August 31, 2020 and the CCNB1 unaudited historical consolidated balance sheet as of September 30, 2020, giving effect to the Business Combination as if it had been consummated on September 30, 2020.
We refer to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations as the pro forma financial statements.
The unaudited pro forma condensed combined financial statements are presented in three scenarios: (1) assuming No Redemptions, (2) assuming Maximum Redemptions with Available Backstop, and (3) assuming Maximum Redemptions with No Backstop.
•
The No Redemptions scenario assumes that no CCNB1 shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. Available cash would be used to prepay $173.2 million of the Credit Facilities, resulting in net debt of $351.8 million.
•
The Maximum Redemptions with Available Backstop scenario assumes that CCNB1 shareholders redeem the maximum number of their Class A ordinary shares, or 41,400,000 Class A ordinary shares (based on CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), for a pro rata portion of cash in the Trust Account, and CCNB1 has received $125.0 million from NBOKS as of the Closing available for the Business Combination as a result of NBOKS’ subscription for up to 12,500,000 Class A ordinary shares (or Class A common stock) at $10.00 per share pursuant to the Backstop Agreement. Pursuant to the Backstop Agreement, CCNB1 may have access to up to $125.0 million from NBOKS to replace funds from the Trust Account utilized to fund redemptions, which will be available for the Business Combination. The Backstop may be available to other CC Capital and NBOKS jointly-sponsored entities on a first come first serve basis and, therefore, the availability of this funding is uncertain. CCNB1 will have the ability to raise additional equity financing prior to Closing to provide a source of funds for the Business Combination, which would further reduce the Backstop and is not factored into the Maximum Redemptions with Available Backstop scenario. In the event the entire $125.0 million Backstop is funded, the economic ownership and voting power in CCNB1 belonging to NBOKS would increase by 12,500,000 shares. The economic ownership and voting power of the existing E2open owners and would increase proportionally, following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption scenario would decrease from $592.5 million to $478.5 million.

•
The Maximum Redemptions with No Backstop scenario assumes that CCNB1 would not have access to the $125.0 million Backstop pursuant to the Backstop Agreement and CCNB1 shareholders redeem 28,900,000 Class A ordinary shares (out of CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available, for a pro rata portion of cash in the Trust Account. This would reduce the economic ownership and voting power in CCNB1 belonging to CCNB1 shareholders to 12,500,000 shares. At the same time, the net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease, and the economic ownership and voting power of the existing E2open owners would increase proportionally, following the Business Combination. CCNB1 also has the ability to raise additional equity financing prior to the Closing to provide a source of funds for the Business Combination, which is not factored into the No Backstop scenario. Under the Maximum Redemptions with No Backstop scenario, noncontrolling interest increases to 19.8%.

In all three scenarios, the amount of cash available is sufficient to (a) pay a portion of the cash consideration to existing E2open owners, (b) pay transaction expenses, and (c) repay existing E2open term debt upon closing of the Business Combination.
In all three scenarios, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of CCNB1 as the accounting acquirer and E2open as the accounting acquiree. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, in all redemption scenarios, CCNB1 has been determined to be the accounting acquirer based on evaluation of the following factors:
•
CCNB1 will be the sole managing member of E2open Holdings, the managing member has full and complete charge of all affairs of E2open and the existing non-managing member equityholders of E2open Holdings do not have substantive participating or kick out rights;

•
The Sponsor and its affiliates have the right to nominate five of the six initial members who will serve on the Board of Directors of CCNB1; and

•
The current controlling shareholder of E2open, Insight Partners, will not have a controlling interest in CCNB1 or E2open following consummation of the Business Combination as it will hold less than 50% of voting interests in all three redemption scenarios.

The factors discussed above support the conclusion that CCNB1 will acquire a controlling interest in E2open and will be the accounting acquirer. CCNB1 is the primary beneficiary of E2open, which is a variable interest entity (“VIE”), since it has the power to direct the activities of E2open that most significantly impact E2open's economic performance through its role as the managing member, and CCNB1's variable interests in E2open include ownership of E2open, which results in the right (and obligation) to receive benefits (and absorb losses) of E2open that could potentially be significant to CCNB1. Therefore, the Business Combination constitutes a change in control and will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of E2open, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques. Transaction costs will be expensed as if the Business Combination consummated on January 1, 2019.
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, under the three scenarios:
	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop(1)		Assuming Maximum Redemption with No Backstop(2)
Equity Capitalization Summary (shares in millions)	Shares	%	Shares	%	Shares	%
CCNB1 Shareholders	41.4	22.2%	0.0	0.0%	12.5	7.6%
NBOKS Backstop	0.0	0.0%	12.5	7.6%	0.0	0.0%
NBOKS Forward Purchase Agreement(3)	20.0	10.7%	20.0	12.2%	20.0	12.2%
Founder Shares(4)	12.9	6.9%	12.9	7.8%	12.9	7.8%
PIPE Investors(5)	69.5	37.3%	69.5	42.4%	69.5	42.4%
Existing E2open Owners interest in CCNB1(6)	42.8	22.9%	49.0	29.9%	49.0	29.9%
Total Class A common stock in CCNB1	186.6	100.0%	163.9	100.0%	163.9	100.0%
Net Cash Consideration to existing owners of E2open ($ in millions)	592.5		478.5		478.5

(1)
Assumes that 41,400,000 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination, and the maximum amount of 12,500,000 Class A ordinary shares are issued to NBOKS at $10.00 per share in exchange for the $125.0 million Backstop pursuant to the Backstop Agreement. The economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease from $592.5 million to $478.5 million.

(2)
Assumes that 28,900,000 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available. The net cash consideration payable to the existing E2open owners would decrease from $592.5 million to $478.5 million, and the economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

(3)
Includes 20,000,000 shares of Class A common stock acquired pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, for an aggregate investment of $200.0 million by NBOKS in exchange for the Forward Purchase Securities.

(4)
Includes 12,850,000 shares of Class A common stock issued upon conversion of the existing CCNB1 Class B ordinary shares. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. This excludes impact of 2,500,000 Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent

Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.
(5)
Represents the private placement pursuant to which CCNB1 entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of CCNB1 Class A common stock at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 69,500,000 shares of Class A common stock (including 2,450,000 shares by CC Capital, 1,530,000 shares by NBOKS and 870,000 shares by NBOKS Co-Invest).

(6)
Represents existing E2open owners’ interest in 42,854,375 shares of CCNB1 Class A common stock. This excludes impact of Restricted Common Units vesting. This also excludes the Flow-Through Sellers’ noncontrolling economic interest in Common Units, which will be exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock on a 1-for-1 basis. The table below presents the Common Units and noncontrolling interest percentage:

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemption with No Backstop
Flow-Through Sellers’ noncontrolling interest (shares in millions)	35.3	15.9%	40.5	19.8%	40.5	19.8%
	221.9		204.4		204.4
The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 are based on the historical financial statements of CCNB1, E2open, and Amber. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
	As of September 30, 2020	As of August 31, 2020	Pro Forma as of September 30, 2020
Unaudited Pro Forma Condensed Balance Sheet Data ($ in millions)	CCNB1	E2open	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
Total current assets	1.8	130.5	149.0	149.0	149.0
Total assets	415.8	1,375.6	3,382.7	3,554.7	3,554.7
Total liabilities	17.3	1,196.8	891.0	1,063.0	1,063.0
Total shareholders’ equity	398.5	178.8	2,138.7	2,086.7	2,086.7
Total noncontrolling interest	—	—	353.0	405.0	405.0

	From January 14, 2020 through September 30, 2020	For the Nine Months Ended August 31, 2020	Pro Forma for the period from Inception through September 30, 2020
Unaudited Pro Forma Condensed Combined Statement of Operations Data ($ in millions)	CCNB1	E2open	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
Total revenue	—	249.1	247.6	247.6	247.6
Income (loss) from operations	(1.3)	3.3	(28.1)	(28.1)	(28.1)
Net loss	(1.3)	(62.2)	(49.8)	(54.0)	(54.0)
Loss per share (basic)	—	N/A	(0.24)	(0.28)	(0.28)
Loss per share (diluted)	—	N/A	(0.24)	(0.28)	(0.28)
	For the Year Ended February 29, 2020	For the Period March 1, 2019 through July 2, 2019	Pro Forma for the Year Ended December 31, 2019
Unaudited Pro Forma Condensed Combined Statement of Operations Data ($ in millions)	E2open	Amber	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
Total revenue	305.1	28.2	305.3	305.3	305.3
Loss from operations	(41.0)	(4.0)	(184.0)	(184.0)	(184.0)
Net loss	(101.3)	(4.4)	(173.1)	(179.7)	(179.7)
Loss per share (basic)	N/A	N/A	(0.76)	(0.85)	(0.85)
Loss per share (diluted)	N/A	N/A	(0.76)	(0.85)	(0.85)

COMPARATIVE PER SHARE INFORMATION
The following table sets forth historical comparative per share information of CCNB1, on a stand-alone basis, and the unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming No Redemptions, Maximum Redemptions with Available Backstop, and Maximum Redemptions with No Backstop, respectively.
The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial Information of CCNB1” and “Selected Historical Financial and Other Data of E2open” and the historical financial statements of CCNB1 and E2open included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma combined share information does not purport to represent what the actual results of operations of the Company would have been had the Business Combination been completed or to project the Company’s results of operations that may be achieved after the Business Combination. The unaudited pro forma shareholders’ equity per share information below does not purport to represent what the value of CCNB1 and E2open would have been had the Business Combination been completed nor the book value per share for any future date or period.
The following table sets forth:
•
historical per share information of CCNB1 for the nine months ended September 30, 2020; and

•
unaudited pro forma per share information of the combined company nine months ended September 30, 2020 and fiscal year ended December 31, 2019 after giving effect to the Business Combination, assuming three redemption scenarios as follows:

•
The No Redemptions scenario assumes that no CCNB1 shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account in connection with the Business Combination, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•
The Maximum Redemptions with Available Backstop scenario assumes that CCNB1 shareholders redeem the maximum number of their Class A ordinary shares, or 41,400,000 Class A ordinary shares (based on CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), for a pro rata portion of cash in the Trust Account in connection with the Business Combination, and CCNB1 has received $125.0 million from NBOKS as of the Closing available for the Business Combination as a result of NBOKS’ subscription for up to 12,500,000 Class A ordinary shares (or Class A common stock) at $10.00 per share pursuant to the Backstop Agreement. Pursuant to the Backstop Agreement, CCNB1 may have access to up to $125.0 million from NBOKS to replace funds from the Trust Account utilized to fund redemptions, which will be available for the Business Combination. The Backstop may be available to other CC Capital and NBOKS jointly-sponsored entities on a first come first serve basis and, therefore, the availability of this funding is uncertain. CCNB1 will have the ability to raise additional equity financing prior to Closing to provide a source of funds for the Business Combination, which would further reduce the Backstop and is not factored into the Maximum Redemptions with Available Backstop scenario.

•
The Maximum Redemptions with No Backstop scenario assumes that CCNB1 would not have access to the $125.0 million Backstop pursuant to the Backstop Agreement and CCNB1 shareholders redeem 28,900,000 Class A ordinary shares (out of CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available, for a pro rata portion of cash in the Trust Account. This would reduce the economic ownership and voting power in CCNB1 belonging to CCNB1 shareholders to 12,500,000 shares. At the same time, the net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease, and the economic ownership and voting power of the existing

E2open owners would increase proportionally, following the Business Combination. CCNB1 also has the ability to raise additional equity financing prior to the Closing to provide a source of funds for the Business Combination, which is not factored into the No Backstop scenario. Under the Maximum Redemptions with No Backstop scenario, noncontrolling interest increases to 19.8%.
The historical information should be read in conjunction with “Selected Historical Financial Information of CCNB1,” “Selected Historical Financial Information of E2open,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCNB1” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of E2open” contained elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of each of CCNB1 and E2open contained elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”
			Pro Forma Combined
	CCNB1	E2open(2)	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
Book Value per Share as of the last day of September 30, 2020(1)	9.63	N/A	11.46	12.73	12.73
Weighted average Class A shares outstanding, basic and diluted	41,400,000	N/A	186,550,000	163,900,000	163,900,000
Weighted average Class B shares outstanding, basic and diluted	15,350,000	N/A	N/A	N/A	N/A
As of and for the period from Inception through September 30, 2020
Loss per Class A share (basic and diluted)	—	N/A	(0.24)	(0.28)	(0.28)
Loss per Class B share (basic and diluted)	(0.09)	N/A	N/A	N/A	N/A
As of and for the twelve months ended December 31, 2019
Loss per Class A share (basic and diluted)	N/A	N/A	(0.76)	(0.85)	(0.85)

(1)
Book value per share = (Total shareholders’ equity/shares outstanding).

(2)
Given E2open’s historical equity structure, the calculation of EPS membership units is not a valuable metric, and therefore is omitted.

QUESTIONS AND ANSWERS
Q.
Why am I receiving this proxy statement/prospectus?

A.
You are receiving this proxy statement/prospectus in connection with the Shareholders Meeting of CCNB1’s shareholders. CCNB1 is holding the Shareholders Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

CCNB1’s shareholders are being asked to consider and vote upon the Domestication Proposal to change the corporate structure and domicile of CCNB1 by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected by CCNB1 filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands and all outstanding securities of CCNB1 will convert to outstanding securities of the Company, as described in more detail in this proxy statement/prospectus. In connection with the Domestication, and simultaneously with the Business Combination, CCNB1 will change its corporate name to “E2open Parent Holdings, Inc.” The Domestication will become effective simultaneously with the completion of the Business Combination. The form of the proposed Delaware Certificate of Incorporation of the Company is attached to this proxy statement/prospectus as Annex E. See the section entitled “Shareholder Proposal 1: The Domestication Proposal.”
CCNB1’s shareholders are also being asked to consider and vote upon the Business Combination Proposal to approve the Business Combination Agreement and the Business Combination contemplated thereby. The Business Combination Agreement provides that, among other things, CCNB1 will acquire a majority of the equity interests in E2open through a series of mergers, with E2open becoming a direct subsidiary of the Company. Shareholder approval of the Business Combination Agreement and the transactions contemplated thereby is required by the Business Combination Agreement and the Amended and Restated Memorandum and Articles of Association. A copy of the Business Combination Agreement is attached to this proxy statement/ prospectus as Annex A and CCNB1 encourages its shareholders to read it in its entirety. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal.”
CCNB1’s shareholders are also being asked to consider and vote upon the Equity Incentive Plan Proposal to adopt the Equity Incentive Plan. Among other things, the Equity Incentive Plan, which would become effective upon the completion of the Business Combination, is intended to maintain and strengthen the Company’s ability to attract, motivate and retain key employees, directors, consultants and certain other individuals providing services to the Company and to motivate them to remain focused on long-term shareholder value. See the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal.” A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex M.
CCNB1’s shareholders are being asked to consider and vote upon the amendment and restatement of the Existing Organizational Documents in their entirety by the new Certificate of Incorporation, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the DGCL, including the authorization of the change in authorized share capital as indicated therein and the change of name of CCNB1 to “E2open Parent Holdings, Inc.” in connection with the Business Combination. The new Certificate of Incorporation of the Company is attached hereto as Annex E and CCNB1 encourages its shareholders to read it in its entirety. See the section entitled “Shareholder Proposal 4: The Charter Proposal.”
CCNB1’s shareholders are being asked to consider and vote upon a non-binding advisory basis the Organizational Documents Proposals to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents of CCNB1 (a corporation incorporated in the State of Delaware), assuming the Charter Proposal is approved and adopted. See the section entitled “Shareholder Proposal 5: The Organizational Documents Proposals.”

CCNB1’s shareholders are being asked to consider and vote upon the NYSE Proposal. Our units, ordinary shares, and public warrants are listed on NYSE and, as such, we are seeking shareholder approval for issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination, the PIPE Investment and any Permitted Equity Financing and shares of Class A common stock underlying Restricted Sponsor Shares pursuant to NYSE Listing Rule 312.03. See the section entitled “Shareholder Proposal 6: The NYSE Proposal.”
CCNB1’s shareholders are also being asked to consider and vote upon the Adjournment Proposal to adjourn the Shareholders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies if it is determined by CCNB1 that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. See the section entitled “Shareholder Proposal 7: The Adjournment Proposal.”
The presence, in person or by proxy, of CCNB1 shareholders representing a majority of the issued and outstanding ordinary shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.
YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q.
What is being voted on at the Shareholders Meeting?

A.
At the Shareholders Meeting, the shareholders of CCNB1 are being asked to vote on the following Shareholder Proposals:

•
The Domestication Proposal;

•
The Business Combination Proposal;

•
The Equity Incentive Plan Proposal;

•
The Charter Proposal;

•
The Organizational Documents Proposals;

•
The NYSE Proposal; and

•
The Adjournment Proposal.

Q.
Are the Shareholder Proposals conditioned on one another?

A.
Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal are interdependent upon the others and each must be approved in order for CCNB1 to complete the Business Combination contemplated by the Business Combination Agreement. The Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution as matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1’s ordinary shares that are present and vote at the Shareholders Meeting. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Organizational Documentation Proposals will be voted upon on a non-binding advisory basis. The Charter Proposal, the Organizational Documentation Proposals and the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1’s ordinary shares as of the Record Date that are present and vote at the Shareholders Meeting.

Q.
Why is CCNB1 proposing the Domestication?

A.
The CCNB1 Board believes that it would be in the best interests of CCNB1 to effect the Domestication to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the

Business Combination. In addition, the CCNB1 Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures CCNB1 is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
The Domestication will not occur unless the CCNB1 shareholders have approved the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal and the Business Combination Agreement is in full force and effect prior to the Domestication. The Domestication will only occur upon the simultaneous completion of the Business Combination.
Q.
What is involved with the Domestication?

A.
The Domestication will require CCNB1 to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the Closing Date, CCNB1 will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, CCNB1 will continue as a Delaware corporation and, simultaneously with the Business Combination, will change its corporate name to “E2open Parent Holdings, Inc.” The Amended and Restated Memorandum and Articles of Association will be replaced by the Delaware Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q.
When do you expect that the Domestication will be effective?

A.
The Domestication is expected to become effective simultaneously with the completion of the Business Combination.

Q.
How will the Domestication affect my securities of CCNB1?

A.
Pursuant to the Domestication and the Business Combination and without further action on the part of CCNB1’s shareholders, each outstanding Class A ordinary share and Class B ordinary share of CCNB1 will convert to one outstanding share of the Company’s Class A common stock, except 2,500,000 Class B ordinary shares held by the Sponsor Parties which will convert automatically into the Restricted Sponsor Shares in accordance with the Sponsor Side Letter Agreement. Although it will not be necessary for you to exchange your certificates representing ordinary shares after the Domestication, the Company will, upon request, exchange your CCNB1 share certificates for the applicable number of shares of Company’s Class A common stock, and all certificates for securities issued after the Domestication will be certificates representing securities of the Company.

Q.
What are the material U.S. federal income tax consequences of the Domestication to Holders of CCNB1 Shares and Warrants?

A.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as CCNB1, this result is not entirely clear. In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the

Code. U.S. Holders (as defined in such section) of CCNB1 Shares will be subject to Section 367(b) of the Code and, as a result:
•
a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares, will generally not recognize any gain or loss and will generally not be required to include any part of CCNB1’s earnings in income pursuant to the Domestication;

•
a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares will generally recognize gain (but not loss) on the exchange of CCNB1 Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their CCNB1 Shares, provided certain other requirements are satisfied, CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•
a U.S. Holder of CCNB1 Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its CCNB1 Shares. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code, CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of CCNB1 Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its CCNB1 Shares or Public Warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding CCNB1 Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because CCNB1 is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that CCNB1 may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of CCNB1 Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s CCNB1 Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of CCNB1. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — U.S. Holders — PFIC Considerations.”

In the event that the Domestication is completed on or before December 31, 2020, it is possible that CCNB1 may be eligible for the “start-up exception.” If the start-up exception applies, CCNB1 will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — U.S. Holders — PFIC Considerations — Definition and General Taxation of a PFIC.”
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders.”
Q.
What are the material U.S. federal income tax consequences to Holders of CCNB1 Shares that exercise their Redemption Right?

A.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders” below, a U.S. Holder (as defined in such section) that exercises its Redemption Right to receive cash in exchange for its Company shares will generally be treated as selling such Company shares, resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Company shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants).

Additionally, because the Domestication will occur immediately prior to the redemption of U.S. Holders exercising Redemption Right will be subject to the potential tax consequences of Section 367(b) of the Code and the potential tax consequences of the PFIC rules as a result of the Domestication.
For a description of the tax consequences for Holders of CCNB1 Shares exercising Redemption Right in connection with the Business Combination, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Right” and “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Right.”
All holders of CCNB1 Shares considering exercising their Redemption Right are urged to consult their tax advisors on the tax consequences to them of an exercise of Redemption Right, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q.
Why is CCNB1 proposing the Business Combination?

A.
CCNB1 was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Since CCNB1’s organization, the CCNB1 Board has sought to identify suitable candidates in order to effect such a transaction. In its review of E2open, the CCNB1 Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the CCNB1 Board has determined that the Business Combination presents a highly-attractive business combination opportunity and is in the best interests of CCNB1’s shareholders. The CCNB1 Board believes that, based on its review and consideration, the Business Combination with E2open presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement and the Amended and Restated Memorandum and Articles of Association as well as to comply with NYSE Listing Rule 312.03.
Q.
What will happen in the Business Combination?

A.
The Business Combination consists of a series of transactions pursuant to which (i) CCNB1 will complete the Domestication and (ii) CCNB1 will acquire a majority of the equity interests of E2open through a series of mergers, with E2open becoming a direct subsidiary of the Company. Upon the completion of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of CCNB1 will become a share of Class A common stock except 2,500,000 Class B ordinary shares held by the Sponsor Parties which will convert automatically into 2,500,000 shares of the Company’s Series B-1 common stock in accordance with the Sponsor Side Letter Agreement, and each issued and outstanding warrant to purchase Class A ordinary shares of CCNB1 will become a warrant to purchase an equal number of shares of Class A common stock of the Company.

Q.
What consideration will be received in connection with the Business Combination?

A.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Blocker Sellers, including the Insight Blocker Sellers, and the Vested Optionholders (each as defined herein) will receive a combination of (1) shares of Class A common Stock, (2) shares of Series B-1 common Stock, (3) shares of Series B-2 common stock, par value $0.0001 per share (the “Series B-2 common stock,” and together with the Series B-1 common stock, the “Class B common stock”), and (4) cash; (ii) the Flow-Through Sellers will receive a combination of (1) units representing limited liability company interests in E2open Holdings (the “Company Units”), (2) shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”), (3) a number of Series 2 restricted common units of E2open Holdings (“Series 2 RCUs”), (4) a number of Series 1 restricted common units of E2open Holdings (“Series 1 RCUs” and together with the Series 2 RCUs, the “Restricted Common Units”) and (5) cash; and (iii) the Unvested Optionholders (as defined herein) will receive a combination of (1) awards of restricted share units representing the right to receive shares of Class A common stock upon satisfaction of applicable vesting conditions (the “Restricted Share Units”), (2) shares of Series B-1 common stock and (3) shares of Series B-2 common stock, each of which will be subject to the same vesting terms as were applicable to the unvested E2open options held by such Unvested Optionholder prior to the Business Combination. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”

Below is an overview of the securities received in the Business Combination, which is not intended to be comprehensive. For further detail, see “Description of the Company’s Securities” and “Shareholder Proposal 2: The Business Combination Proposal — Third Amended and Restated Limited Liability Company Agreement”.
Security	Voting Rights	Dividend and Distribution Rights	Rights Upon Liquidation	Conversion/Exchange Rights
Securities of the Company
Class A common stock	One vote per share	Ratable	Ratable	N/A
Class B common stock (comprised of Series B-1 common stock and Series B-2 common stock)	None	Ratable (not paid until a Conversion Event, if any)	None (unless liquidation constitutes a Conversion Event)	Automatic conversion to equal number of shares of Class A common stock upon an applicable Conversion Event
Class V common stock	One vote per share	None	None	N/A

Security	Voting Rights	Dividend and Distribution Rights	Rights Upon Liquidation	Conversion/Exchange Rights
Restricted Share Units	None	None	None	Represent the right to receive an equal number of shares of Class A common stock upon satisfaction of the vesting terms that were applicable to the corresponding E2open Holdings options prior to the consummation of the Business Combination.
Securities of E2open Holdings
Common Units	None	Ratable	Ratable	Exchangeable, together with the cancellation of an equal number of shares of Class V common stock, for Class A common stock (subject to restrictions)
Restricted Common Units (comprised of Series 1 RCUs and Series 2 RCUs)	None	Ratably accrued (not paid until Vesting Event, if any)	None (unless liquidation constitutes a Vesting Event)	Automatic conversion to equal number of Common Units upon an applicable Vesting Event
Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow the Flow-Through Sellers to retain their equity ownership in E2open Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units and Restricted Common Units. Each Flow-Through Seller will also hold a number of shares of Class V common stock equal to the number of Common Units held by such Flow-Through Seller, which will have no economic value, but which will entitle the holder thereof to one (1) vote per share at any meeting of the shareholders of the Company. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of CCNB1 and the Blocker Sellers and Vested Optionholders will, by contrast, hold their equity ownership in the Company, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. In addition, Unvested Optionholders will hold Restricted Share Units representing the right to receive a number of shares of Class A common stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and CCNB1” for additional information on our organizational structure, including the Tax Receivable Agreement. The Third Amended and Restated Limited Liability Company Agreement of E2open Holdings will provide unitholders in E2open Holdings the right to exchange Common Units, together with the cancellation of an equal number of shares of Class V common stock, for an equal number of shares of Class A common stock, subject to certain restrictions set forth therein. The Restricted Common Units held by unitholders in E2open

Holdings will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described below under the heading Shareholder Proposal 2: The Business Combination Proposal — Third Amended and Restated Limited Liability Company Agreement”) and will not be exchangeable for Class A common stock or entitled to receive distributions from E2open Holdings (subject to payment of a distribution catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.
Each share of Class A common stock of the Company will provide the holder the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other stockholder rights with respect to the Company.
Pursuant to a Tax Receivable Agreement among the Company, the Blocker Sellers and the Flow-Through Sellers, the Company will be required to pay to the Blocker Sellers and/or the Flow-Through Sellers, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in E2open’s assets resulting from the sale of Company Units for the consideration paid pursuant to the Business Combination Agreement and the future exchange of Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
Q.
What is the Tax Receivable Agreement?

A.
Concurrently with the completion of the Business Combination, the Company will enter into the Tax Receivable Agreement with the Blocker Sellers and the Flow-Through Sellers, in substantially the form attached to this proxy statement/prospectus as Annex I. Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Flow-Through Sellers and/or the Blocker Sellers, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in E2open’s assets resulting from the sale of E2open Units (as defined in the Tax Receivable Agreement) for the consideration paid pursuant to the Business Combination Agreement and the future exchange of Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”

Q.
What equity stake will current CCNB1 shareholders and the E2open Sellers hold in the Company immediately after the completion of the Business Combination?

A.
Upon the completion of the Business Combination, the Flow-Through Sellers are expected to own all of the Company’s outstanding Class V common stock representing approximately 15.9% of the voting power of the Company, the Blocker Sellers and the Vested Optionholders are expected to own shares of the Company’s outstanding Class A common stock representing approximately 22.9% of the voting power of the Company, and the current holders of CCNB1 ordinary shares are expected to own shares of the Company’s outstanding Class A common stock representing approximately 22.2% of the voting power of the Company.

If any of CCNB1’s shareholders exercise their Redemption Rights and there is no Backstop or Permitted Equity Financing, the percentage of the Company’s outstanding voting stock held by the current holders of CCNB1 ordinary shares will decrease and the percentage of the Company’s outstanding voting stock held by the E2open Sellers will increase, in each case relative to the percentage held if none of the CCNB1 ordinary shares are redeemed.
All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.”
Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.
Q.
Did the CCNB1 Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.
No. The CCNB1 Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. CCNB1’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of CCNB1’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the CCNB1 Board in valuing E2open’s business and assuming the risk that the CCNB1 Board may not have properly valued such business.

Q.
What will the E2open Sellers, the Sponsor and CCNB1 receive in connection with the Business Combination?

A.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Blocker Sellers, including the Insight Blocker Sellers, and the Vested Optionholders (each as defined herein) will receive a combination of (1) shares of Class A common Stock, (2) shares of Series B-1 common stock, (3) shares of Series B-2 common stock, par value $0.0001 per share (the “Series B-2 common stock,” and together with the Series B-1 common stock, the “Class B common stock”), and (4) cash; (ii) the Flow󰓆Through Sellers will receive a combination of (1) units representing limited liability company interests in E2open Holdings (the “Company Units”), (2) shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”), (3) a number of Series 2 restricted common units of E2open Holdings (“Series 2 RCUs”), (4) a number of Series 1 restricted common units of E2open Holdings (“Series 1 RCUs” and together with the Series 2 RCUs, the “Restricted Common Units”) and (5) cash; and (iii) the Unvested Optionholders (as defined herein) will receive a combination of (1) awards of restricted share units representing the right to receive shares of Class A common stock upon satisfaction of applicable vesting conditions (the “Restricted Share Units”), (2) shares of Series B-1 common stock and (3) shares of Series B-2 common stock, each of which will be subject to the same vesting terms as were applicable to the unvested E2open options held by such Unvested Optionholder prior to the Business Combination.

CCNB1 will acquire Common Units and Restricted Common Units of E2open in the amounts set forth herein, with E2open becoming a direct subsidiary of the Company. Upon the completion of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of CCNB1 will become a share of Class A common stock except 2,500,000 Class B ordinary shares held by the Sponsor Parties which will convert automatically into 2,500,000 shares of the Company’s Series B-1 common stock in accordance with the Sponsor Side Letter Agreement, and each issued and outstanding warrant to purchase Class A ordinary shares of CCNB1 will become a warrant to purchase an equal number of shares of Class A common stock of the Company.
For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”

Q.
Who will have the right to nominate or appoint directors to the Company’s board after the consummation of the Business Combination?

A.
Subject to the rights set forth under the Investor Rights Agreement, each holder of Class A common stock and Class V common stock has the exclusive right to vote for the election of directors following the consummation of the Business Combination. Holders of Class A common stock will vote together with holders of Class V common stock as a single class. In the case of election of directors all matters to be voted on by stockholders must be approved by a plurality of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class.

The Company’s board will be divided into three classes designated Class I, Class II and Class III. Under the Investor Rights Agreement, subject to certain step down provisions, the Insight Member will have the right to nominate three board members (one of which is expected to be designated following the Closing) and CC Capital, on behalf of the Sponsor, will have the right to nominate five board members (two of which are expected to be designated following the Closing). Two of the three IVP Directors, three of the five Sponsor Directors and the CEO of E2open, initially Michael Farlekas, will comprise the Company Board appointed in connection with the Domestication. Two Sponsor Directors will be nominated as Class I directors with terms ending at the Company’s 2021 annual meeting of stockholders; two IVP Directors will be nominated as Class II directors with terms ending at the Company’s 2022 annual meeting of stockholders; and one Sponsor Director and the CEO Director will be nominated as Class III directors with terms ending at the Company’s 2023 annual meeting of stockholders.
For the duration of the later of (a) one year after the Closing Date and (b) the date of the Company’s 2022 annual meeting of stockholders, the IRA Parties will agree to vote all of their respective shares of Class A common stock and Class V common stock, as applicable, in favor of the nominees recommended by the Company Board and refrain from certain actions, such as (i) soliciting proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Company in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board or its nominating committee or in opposition of any individual nominated by the Company pursuant to the Investor Rights Agreement, (ii) nominating any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board (or its nominating committee) (other than by making a non-public proposal or request to the Company Board or its nominating committee in a manner which would not require the Company Board or Company to make any public disclosure), (iii) taking certain actions contrary to the governance structure of the Company other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, entering into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Company, (v) forming, joining or participating in a “group,” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions or (vi) making any public disclosure inconsistent with the foregoing. For more information on the Investment Rights Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
CCNB1 shareholders are not being asked to vote on the election of directors at the Shareholders Meeting to which this proxy statement/prospectus relates.
Q.
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.
Following the closing of our IPO, an amount equal to $414,000,000 ($10.00 per unit) of the net proceeds from our IPO and the sale of the Private Placement Warrants was placed in the Trust Account. At September 30, 2020, approximately $414.0 million was held in the Trust Account for the purposes of consummating an initial business combination (which will be the Business Combination should it occur). These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing) or (2) the redemption of all of the public shares if we are unable to complete a business combination by April 28, 2022, subject to applicable law.

If our initial business combination (which will be the Business Combination should it occur) is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination (which will be the Business Combination should it occur) or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the Company, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus — Cash Sources and Uses of Funds for the Business Combination.”
Q.
What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Right?

A.
Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their Redemption Rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

The Business Combination Agreement provides that E2open’s and the Blockers’ obligation to consummate the Business Combination is conditioned on, among other things, the Minimum Cash Condition. The Minimum Cash Condition requires that the Company shall have net available cash of at least $1,020,000,000 equal to the sum of (without duplication) (a) the cash in the Trust Account following any Buyer Share Redemptions plus (b) the aggregate net proceeds received by CCNB1 from the Permitted Equity Financing plus (c) the aggregate gross proceeds received by CCNB1 from the sale of the Forward Purchase Securities pursuant to the Forward Purchase Agreement. If the Minimum Cash Condition is not met, and such condition is not waived by the Company, then the Business Combination Agreement may be terminated and the proposed Business Combination may not be consummated. In addition, in no event will CCNB1 redeem Public Shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51 -1 (g)(1) of the Exchange Act) to be less than $5,000,001.
Additionally, as a result of redemptions, the trading market for the Class A common stock of the Company may be less liquid than the market for the Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for NYSE or another national securities exchange.
Q.
What conditions must be satisfied to complete the Business Combination?

A.
The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal by CCNB1 shareholders; (b) the waiting period (or any extension thereof) applicable to the consummation of the transactions contemplated by the Business Combination Agreement shall have expired or been terminated; (c) there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby; (d) (i) the CCNB1 Minimum Cash Condition and (ii) the E2open Minimum Cash Condition; (e) this Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and no proceeding seeking such stop order has been threatened or initiated by the SEC that remains pending; (f) CCNB1’s share redemption shall have been completed in accordance with the terms of the Business Combination Agreement, CCNB1’s governing documents, the Trust Agreement and this Form S-4; and (g) CCNB1’s Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and CCNB1 shall have adopted its bylaws.

See the section entitled “Shareholder Proposal 2: The Business Combination Proposal” for a summary of the terms of the Business Combination Agreement and additional information regarding the terms of the Business Combination Proposal.

Q.
When do you expect the Business Combination to be completed?

A.
It is currently expected that the Business Combination will be completed in the first quarter of 2021.

This timing depends, among other things, on the approval of the Shareholder Proposals to be presented at the Shareholders Meeting. However, the Shareholders Meeting could be adjourned if the Adjournment Proposal is adopted at the Shareholders Meeting and CCNB1 elects to adjourn the Shareholders Meeting to a later date or dates to permit further solicitation and vote of proxies if reasonably determined to be necessary or desirable by CCNB1.
Q.
What happens if the Business Combination is not completed?

A.
If a Public Shareholder has tendered shares to be redeemed but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. The current deadline set forth in the Amended and Restated Memorandum and Articles of Association for CCNB1 to complete its initial business combination (which will be the Business Combination should it occur) is April 28, 2022 (24 months after the closing of the IPO).

Q.
Why is CCNB1 proposing the Equity Incentive Plan Proposal?

A.
The purpose of the Equity Incentive Plan is to enable the Company to offer eligible employees, directors and consultants stock-based and other performance-based incentive awards in order to attract, motivate and retain these individuals and strengthen the mutuality of interests between them and the Company’s stockholders. For more information, see the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal.”

Q.
What amendments will be made to the current constitutional documents of CCNB1?

A.
The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, CCNB1’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace our Existing Organizational Documents, in each case, under Cayman Islands law with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 5A)	The Existing Organizational Documents authorize 551,000,000 shares, consisting of 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize shares, consisting of 2,500,000,000 shares of Class A common stock, 9,000,000 shares of Series B-1 common stock, 4,000,000 shares of Series B-2 common stock, 40,000,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
	See paragraph 5 of our Existing Organizational Documents.	See Article 4, subsection 1 of the Certificate of Incorporation.
Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent (Organizational Documents Proposal 5B)	The Existing Organizational Documents authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is	The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined

	Existing Organizational Documents	Proposed Organizational Documents
	empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	by the Company Board and as may be permitted by the DGCL.
	See Article 3.1 of our Existing Organizational Documents.	See Article 4, subsection 2 of the Certificate of Incorporation.
Investor Rights Agreement (Organizational Documents Proposal 5C)	The Existing Organizational Documents are not subject to any director composition agreement or investor rights agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the director nomination provisions of the Investor Rights Agreement.
See Article 6, subsection 1 of the Certificate of Incorporation.
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal 5D)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting, unless such action is recommended or approved by all directors then in office.
	See Article 22 of our Existing Organizational Documents.	See Article 7, subsection 1 of the Certificate of Incorporation.
Classified Board (Organizational Documents Proposal 5E)	See Article 27 of our Existing Organizational Documents.	The Proposed Organizational Documents will provide that the Company Board continue to be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.
See Article 6, subsection 1 of the Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal 5F)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
See Article 12 of the Certificate of Incorporation.

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Organizational Documents Proposal 5G)	The Existing Organizational Documents provide the name of the company is “CC Neuberger Principal Holdings I”	The Proposed Organizational Documents will provide that the name of the Company will be “E2open Parent Holdings, Inc.”
	See paragraph 1 of our Existing Organizational Documents.	See Article 1, subsection 1 of the Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal 5G)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by April 28, 2022, CCNB1 shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our IPO and liquidate our trust account.	The Proposed Organizational Documents do not include any provisions relating to the Company’s ongoing existence; the default under the DGCL will make the Company’s existence perpetual.
	See Article 49.7 of our Existing Organizational Documents.	This is the default rule under the DGCL.
Takeovers by Interested Stockholders (Organizational Documents Proposal 5G)	The Existing Organizational Documents do not provide restrictions on takeovers of CCNB1 by a related shareholder, following a business combination.	The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other restrictions regarding takeovers by interested stockholders.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal 5G)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.
See Article 49 of our Existing Organizational Documents.
For more information, see the section entitled “Shareholder Proposal 5: The Organizational Documents Proposals.”
Q.
Why is CCNB1 proposing the Adjournment Proposal?

A.
CCNB1 is proposing the Adjournment Proposal to allow the adjournment of the Shareholders Meeting to a later date or dates, including if necessary to permit further solicitation and vote of proxies if it is determined by CCNB1 that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. Please see the section entitled “Shareholder Proposal 7: The Adjournment Proposal” for additional information.

Q.
When and where will the Shareholders Meeting be held?

A.
The Shareholders Meeting will be held at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and

via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who held ordinary shares of CCNB1 at the close of business on the Record Date will be entitled to vote at the Shareholders Meeting.
Q.
Who is entitled to vote at the Shareholders Meeting?

A.
CCNB1 has fixed December 23, 2020 as the Record Date. If you are a shareholder of CCNB1 at the close of business on the Record Date, you are entitled to vote on matters that come before the Shareholders Meeting.

Q.
How do I vote?

A.
If you are a record owner of your shares, there are two ways to vote your CCNB1 Shares at the Shareholders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the CCNB1 Board “FOR” the Domestication Proposal, the Business Combination Proposal, the Equity Incentive Plan Proposal, the Charter Proposal, each of the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Shareholders Meeting will not be counted.
You Can Attend the Shareholders Meeting and Vote in Person.   When you arrive, you will receive a ballot that you may use to cast your vote.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Shareholders Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way CCNB1 can be sure that the broker, bank or nominee has not already voted your shares.
Q.
What if I do not vote my CCNB1 Shares or if I abstain from voting?

A.
The approval of the Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the outstanding CCNB1 Shares as of the Record Date that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis. The Domestication Proposal, and the Charter Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1 Shares as of the Record Date that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals. As a result, if you abstain from voting on the Shareholder Proposals, your CCNB1 Shares will be counted as present for purposes of establishing a quorum (if so present in accordance with the terms of the Amended and Restated Memorandum and Articles of Association), but the abstention will have no effect on the outcome of such proposal.

Q.
What Proposals must be passed in order for the Business Combination to be completed?

A.
The Business Combination will not be completed unless the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal are approved. If CCNB1 does not complete an initial business combination (which will be the Business Combination should it occur) by April 28, 2022, CCNB1 will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Shareholders unless CCNB1 submits and its shareholders approve an extension.

Q.
How does the CCNB1 Board recommend that I vote on the Proposals?

A.
The CCNB1 Board unanimously recommends that the holders of CCNB1’s ordinary shares entitled to vote on the Shareholder Proposals, vote as follows:

“FOR” approval of the Domestication Proposal;
“FOR” approval of the Business Combination Proposal;
“FOR” approval of the Equity Incentive Plan Proposal;
“FOR” approval of the Charter Proposal;
“FOR” approval of each of the Organizational Documents Proposals;
“FOR” approval of the NYSE Proposal; and
“FOR” approval of the Adjournment Proposal, if presented.
Q.
How many votes do I have?

A.
CCNB1 shareholders have one vote per each ordinary share of CCNB1 held by them on the Record Date for each of the Shareholder Proposals to be voted upon.

Q.
Why is CCNB1 proposing the Organizational Documents Proposals?

A.
CCNB1 is requesting that its shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Certificate of Incorporation that materially affect shareholder rights. This separate vote is not required by Cayman Islands law separate and apart from the Charter Proposal, but pursuant to SEC guidance, CCNB1 is required to submit these provisions to its shareholders separately for approval. However, the shareholder vote regarding this proposal is an advisory vote, and is not binding on CCNB1 and the CCNB1 Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Please see the section entitled “Proposal No. 5 — The Organizational Documents Proposals” for additional information.

Q.
How will the Sponsor and CCNB1 officers and directors vote in connection with the Shareholder Proposals?

A.
As of the Record Date, the Sponsor and the CCNB1 Independent Directors owned of record an aggregate of 15,350,000 Class B ordinary shares, representing approximately 27.0% of the issued and outstanding CCNB1 Shares. Pursuant to the Insider Letter Agreement, the Sponsor and CCNB1’s officers and directors have agreed to vote the ordinary shares owned by them in favor of the Shareholder Proposals. The Sponsor and CCNB1’s officers and directors, as of the Record Date, have not acquired any CCNB1 ordinary shares during or after our IPO in the open market. However, any subsequent purchases of CCNB1 ordinary shares prior to the Record Date by the Sponsor or CCNB1’s officers and directors in the aftermarket will make it more likely that the Shareholder Proposals will be approved as such shares would be voted in favor of the Shareholder Proposals. As of the Record Date, there were 56,750,000 ordinary shares of CCNB1 outstanding.

Q.
Do I have Redemption Right with respect to my CCNB1 Shares?

A.
Under Section 49.2 of the Amended and Restated Memorandum and Articles of Association, prior to the completion of the Business Combination, CCNB1 will provide all of the Public Shareholders with the opportunity to have their shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that CCNB1 may not redeem such shares to the extent that such Redemption would result in CCNB1 having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

Public Shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of CCNB1 ordinary shares as of the Record Date or acquired their shares after the Record Date. The Redemptions will be effectuated in accordance with the Amended and Restated Memorandum and Articles of Association and Cayman Islands law. Any Public Shareholder who holds ordinary shares of CCNB1 on or before January 29, 2021 (two business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination; provided that such Public Shareholders follow the procedures provided for exercising such Redemption as set forth in the Amended and Restated Memorandum and Articles of Association, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising Redemption Right, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of CCNB1 ordinary shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. For more information, see “Shareholders Meeting — Redemption Right.”
Q.
May the Sponsor, CCNB1 directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A.
The Sponsor and CCNB1’s directors, officers, advisors or their affiliates may purchase CCNB1 Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from CCNB1 shareholders who would have otherwise exercised their Redemption Rights. However, the Sponsor, directors, officers and their affiliates have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus, other than NBOKS, NBOKS Co-Invest and CC Capital in connection with the PIPE Investment. If CCNB1 engages in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of CCNB1 Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Sponsor or CCNB1’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per- share pro rata portion of the aggregate amount then on deposit in the Trust Account.

Q.
Is there a limit on the number of shares I may redeem?

A.
Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Right with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by CCNB1. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Q.
How do I exercise my Redemption Right?

A.
If you are a Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on January 29, 2021 (two business days before the Shareholders Meeting), that CCNB1 redeem your shares for cash, (ii) affirmatively certify in your request to CCNB1’s Transfer Agent for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to CCNB1’s Transfer Agent, at the address listed at the end of this section and deliver your shares to CCNB1’s Transfer Agent physically or electronically using The DTC’s DWAC system at least two business days prior to the vote at the Shareholders Meeting.

Any request for Redemption, once made by a Public Shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Shareholders

Meeting. In addition, if you deliver your shares for Redemption to CCNB1’s Transfer Agent and later decide prior to the Shareholders Meeting not to elect Redemption, you may request that CCNB1’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting CCNB1’s Transfer Agent at the phone number or address listed at the end of this section.
Any corrected or changed written demand of Redemption Right must be received by CCNB1’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.
Public Shareholders seeking to exercise their Redemption Right and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is CCNB1’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, CCNB1 does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands Redemption as described above, then, if the Business Combination is completed, CCNB1 will redeem the shares subject to the Redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Right, then you will be exchanging your CCNB1 Shares for cash and will no longer own these shares following the Business Combination.
If you are a Public Shareholder and you exercise your Redemption Right, it will not result in either the exercise or loss of any CCNB1 warrants that you may hold. Your CCNB1 warrants will continue to be outstanding following a Redemption of your CCNB1 Shares and will become exercisable in connection with the completion of the Business Combination.
If you intend to seek Redemption of your Public Shares, you will need to deliver your shares (either physically or electronically) to CCNB1’s Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com
Q.
If I am a holder of Units, can I exercise Redemption Right with respect to my Units?

A.
No. Holders of issued and outstanding Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Right with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. The Redemption Right include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. You are requested to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Time, on January 29, 2021 (two business days before the Shareholders Meeting) in order to exercise your Redemption Right with respect to your Public Shares.

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.
The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of CCNB1 and E2open.
Risks Related to E2open’s Business and Industry and the Company Following the Business Combination
Throughout this section, references to “we,” “us,” and “our” refer to E2open and its consolidated subsidiaries as the context so requires.
The ongoing COVID-19 pandemic, including the resulting global economic uncertainty, measures taken in response to the pandemic and changes to the way our customers are operating their businesses, could materially impact our business and future results of operations and financial condition.
The COVID-19 pandemic has disrupted the economy and put strains on governments, health care systems, and businesses around the world. The impact and duration of the COVID-19 pandemic, which may worsen, are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses, and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business.
The conditions caused by the COVID-19 pandemic could affect the rate of spending on software products and could adversely affect our customers’ ability or willingness to purchase our offerings; the timing of our current or prospective customers’ purchasing decisions; pricing discounts or extended payment terms; reductions in the amount or duration of customers’ subscription contracts or term licenses; or increase customer attrition rates, all of which could adversely affect our future sales, operating results and overall financial performance.
In response to the COVID-19 pandemic, we have temporarily closed all of our offices, enabled our employees to work remotely and implemented travel restrictions for all non-essential business in a manner consistent with local standards and risks. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected, and our expansion plans could be disrupted. Disruptive activities could include business closures in impacted areas, localized infrastructure interruptions, including to power, internet, or cellular service, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or customer retention, any of which could harm our financial condition and business operations.
The COVID-19 pandemic could cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. Limitations on access or disruptions to services or goods provided by or to some of our suppliers and vendors upon which our platform and business operations relies, could interrupt our ability to provide our platform, decrease the productivity of our workforce, and significantly harm our business operations, financial condition, and results of operations.
The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry, or employee events; and the effect on our partners, vendors, and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, in particular, risks related to our ability to secure customer renewals, the addition of new customers and increased revenue from existing customers, risks relating to cyber-attacks and security vulnerabilities, and global supply chain disruptions.
If we are unable to sell products to new customers or to sell additional products or upgrades to our existing customers, it could adversely affect our revenue growth and operating results.
To increase our revenue, we must add new customers (whether through sales or acquisitions) or sell additional products or upgrades to existing customers. Even if we capture a significant volume of leads from our digital marketing activities, we must be able to convert those leads into sales of our products to new or existing customers in order to achieve revenue growth.
We primarily rely on our direct sales force to sell our products to new and existing customers and convert qualified leads into sales. Accordingly, our ability to achieve significant growth in revenue in the future will depend on our ability to recruit, train and retain sufficient numbers of sales personnel, and on the productivity of those personnel. Our recent and planned personnel additions may not become as productive as we would like or in a timely manner, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do or plan to do business. If we are unable to sell products to new customers and additional products or upgrades to our existing customers through our direct sales force or through our channel partners, which supplement our direct sales force by distributing our products and generating sales opportunities, we may be unable to grow our revenue and our operating results could be adversely affected.
Our business depends on customers renewing their subscription agreements. Any decline in renewal or net retention rates could harm our future operating results.
The significant majority of our revenue is recurring and consists of subscription revenue. Our subscription products generally have recurring annual subscription periods. While many of our subscriptions provide for automatic renewal, our customers may opt-out of automatic renewal and customers have no obligation to renew a subscription after the expiration of the term. Our customers may or may not renew their subscriptions as a result of a number of factors (including as a result of general economic downturns due to of COVID-19, including their satisfaction or dissatisfaction with our products and services, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions), or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our products and services.
It is difficult to accurately predict long-term customer retention. Our customers’ subscription net retention rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our products, the prices of our products, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their subscription arrangements, maintenance or other services agreements or if they renew them on less favorable terms, our revenue may decline. A substantial portion of our quarterly subscription revenue is attributable to agreements entered into during previous quarters. As a result, if there is a decline in renewed subscription agreements in any one quarter, only a small portion of the decline will be reflected in our revenue recognized in that quarter and the rest will be reflected in our revenue recognized in the following four quarters or more.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenue, and lower average selling prices and gross margins, all of which could harm our results of operations.
Some of our customers have significant bargaining power when negotiating new licenses or subscriptions or renewals of existing agreements, and have the ability to buy similar products from other vendors or develop such systems internally. These customers have and may continue to seek advantageous pricing and other commercial and performance terms that may require us to develop additional features in the products we sell to them or add complexity to our customer agreements. Currently, as customers become larger, our pricing model recognizes various factors such as number of products purchased and the penetration of those products within a customer’s operations. As such, when a customer buys more product, their average cost per product can decline even though the total revenue from them increases, and, to date, we have generally seen sales to customers increase in proportion to or in excess of any reductions in the cost per product. However, there can be no guarantee that these results will continue in the future. If we are unable to negotiate renewals with our large customers on favorable terms, our results of operations could be harmed.
Adverse or weakened general economic and market conditions may reduce spending on supply chain technology and information, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for global supply chain management, which depends in part on the amount of spending allocated by our customers or potential customers on supply chain technology and information. This spending depends on worldwide economic and geopolitical conditions. The U.S. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, pandemics such as COVID-19, and overall economic uncertainty. These economic conditions can arise suddenly, and the full impact of such conditions often remains uncertain. In addition, geopolitical developments and potential trade wars, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Further actions or inactions of the U.S. or other major national governments, including the United Kingdom’s 2016 vote in favor of exiting the European Union, may also impact economic conditions, which could result in financial market disruptions or an economic downturn.
Concerns about the systemic impact of a recession (in the United States or globally), energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.
Because our long-term success depends on our ability to operate our business internationally and increase sales of our products to customers located outside of the United States, our business is susceptible to risks associated with international operations.
We have international operations in India, the United Kingdom, Poland, Germany, Belgium, China, including Hong Kong, Malaysia and Canada and we market and sell our products worldwide. We expect to continue to expand our international operations for the foreseeable future. The continued international expansion of our operations requires significant management attention and financial resources and results in increased administrative and compliance costs. Our limited experience in operating our business in certain regions outside the United States increases the risk that our expansion efforts into those regions may not be successful. In particular, our business model may not be successful in particular countries or regions outside the United States for reasons that we currently are unable to anticipate. We are subject to risks associated with international sales and operations including, but not limited to:
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fluctuations in currency exchange rates;

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the complexity of, or changes in, foreign regulatory requirements;

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difficulties in managing the staffing of international operations, including compliance with local labor and employment laws and regulations;

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potentially adverse tax consequences, including the complexities of foreign value added tax systems, overlapping tax regimes, restrictions on the repatriation of earnings and changes in tax rates;

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dependence on resellers and distributors to increase customer acquisition or drive localization efforts, including in new or evolving markets, which resellers and distributors may fail to maintain standards consistent with our brand and reputation;

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the burdens of complying with a wide variety of foreign laws and different legal standards;

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increased financial accounting and reporting burdens and complexities, including treatment of revenue from international sources;

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longer payment cycles and difficulties in collecting accounts receivable;

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longer sales cycles;

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political, social and economic instability;

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war, terrorist attacks, civil unrest and security concerns in general;

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reduced or varied protection for intellectual property rights in some countries and the risk of potential theft or compromise of our technology, data or intellectual property in connection with our international operations, whether by state-sponsored malfeasance or other foreign entities or individuals;

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laws and policies of the U.S. and other jurisdictions affecting international trade (including import and export control laws, tariffs and trade barriers);

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the risk of U.S. regulation of foreign operations; and

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other factors beyond our control such as natural disasters and public health crises, including pandemics.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our operating results. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenue or profitability. If we are unable to effectively manage our expansion into additional geographic markets, our financial condition and results of operations could be harmed.
Our success depends in part on our ability to develop and market new and enhanced solutions modules, and we may not be able to do so, or do so quickly enough to respond to changes in demand. Even if we anticipate changes in demand, it may be difficult for us to transition existing customers to new versions of our solutions.
Our success depends in part on our ability to develop and market new and enhanced solutions modules, and to do so on a timely basis. Successful module development and marketing depends on numerous factors, including anticipating customer requirements, changes in technology requirements, our ability to differentiate our solutions from those of our competitors, and market acceptance of our solutions. Enterprises are requiring their software application vendors to provide ever increasing levels of functionality and broader offerings. Moreover, our industry is characterized by rapid evolution, and shifts in technology and customer needs. We may not be able to develop and market new or enhanced modules in a timely or cost-effective manner or at all. Our solutions also may not achieve market acceptance or correctly anticipate technological changes or the changing needs of our customers or potential customers.
In addition, even if we correctly anticipate changes in technology or demand, it might be difficult for us to transition existing customers to new versions of our solutions. Such transitions or upgrades may require considerable professional services effort and expense and customers may choose to discontinue using our solutions rather than proceed with a lengthy and expensive upgrade. If customers fail to accept new versions of our solution, if our newest solutions contains errors, or if we expend too many resources supporting multiple versions of our solutions, we may suffer a material adverse effect on our business, financial position, results of operations and cash flows.
The market for cloud-based supply chain management solutions is still evolving. If this market develops more slowly than we expect, our revenue may decline or fail to grow and we may incur additional operating losses.
We derive, and expect to continue to derive, substantially all of our revenue from providing cloud-based supply chain management platforms, solutions and related services. The market for cloud-based supply chain management solutions is still evolving and it is uncertain whether these platforms and solutions will sustain high levels of demand and market acceptance. Our success will depend on the willingness of companies to accept our cloud-based supply chain management platforms and solutions as an alternative to manual processes, traditional enterprise resource planning software and internally-developed supply chain management solutions. Some customers may be reluctant or unwilling to use our cloud-based supply chain management platforms or solutions for a number of reasons, including data privacy concerns, data and network security concerns and existing investments in supply chain management technology.
Traditional approaches to supply chain management have required, among other things, purchasing hardware and licensing software. Because these traditional approaches often require significant initial investments to purchase the necessary technology and to establish systems that comply with customers’ unique requirements, companies may be unwilling to abandon their current solutions for our cloud-based supply chain management platforms and solutions. Other factors that may limit market acceptance of our platforms and solutions include:
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our ability to maintain high levels of customer satisfaction;

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our ability to maintain continuity of service for all users of our solutions;

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the price, performance and availability of competing solutions; and

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our ability to address companies’ confidentiality concerns about information stored outside of their premises.

If companies do not perceive the benefits of our cloud-based supply chain management platforms or solutions, or if companies are unwilling to accept our platforms and solutions as an alternative to traditional approaches, the market for our platforms and solutions might not continue to develop or might develop more slowly than we expect, either of which could significantly adversely affect our revenues and growth prospects.
The information we source from third parties for inclusion in our knowledge databases may not be accurate and complete, our trade experts may make errors in interpreting legal and other requirements when processing this information, and our trade content may not be updated on a timely basis, which can expose our customers to fines and other substantial claims and penalties.
Our customers often use our solutions as a system of record and many of our customers are subject to regulation of their products, services and activities. Our knowledge library includes trade content sourced from government agencies and transportation carriers in numerous countries. It is often sourced from text documents and includes import and export regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, sailing schedules, embargoed country and restricted party lists, and harmonized tariff codes. The information in these text documents may not be timely, accurate or complete. Our team of trade experts transforms these documents into a normalized and propriety knowledgebase, interpretable by software, and in so doing has to interpret the legal and other requirements contained in the source documents. We can provide no assurances that our trade experts do not make errors in the interpretation of these requirements. Furthermore, rules and regulations and other trade content used in our solutions change constantly, and we must continuously update our knowledge library. Maintaining a complete and accurate knowledge library is time-consuming and costly and we can provide no assurances that our specialists will always make appropriate updates to the library on a timely basis. Errors or defects in updating the trade content we provide to our customers and any defects or errors in, or failure of, our software, hardware, or systems, can result in an inability to process transactions in a timely manner or lead to violations that could expose our customers to fines and other substantial claims and penalties and involve criminal liability. In addition, these errors and delays may damage our reputation with both existing and new customers and result in lost customers and decreased revenue, which could materially and adversely affect our business, revenue and results of operations.
Any of these problems may enable our customers to terminate our agreements or we may be required to issue credits or refunds, and may be subject to product liability, breach of warranty or other contractual claims. We also may be required to indemnify our customers or third parties as a result of any of these problems. Any provisions in our customer agreements intended to limit liability may not be sufficient to protect us against any such claims. Insurance may not be available on acceptable terms, or at all. In addition, any insurance we do have may not cover claims related to specific defects, errors, failures or delays, may not cover indirect or consequential damages, and otherwise may be inadequate, and defending a suit, regardless of its merit, could be costly and divert management’s attention. In general, losses from customers terminating their agreements with us and our cost of defending claims resulting from defects, errors, failures or delays might be substantial, and could have a material adverse effect on our business, financial position, results of operations and cash flows.
Because we generally recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.
We generally recognize revenue from customers ratably over the terms of their subscription and support agreements, which are typically 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription and support agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and potential changes in our attrition rate, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription and support term.
We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.
The supply chain management market is fragmented, competitive and rapidly evolving. We compete with other cloud-based supply chain management vendors, traditional enterprise resource planning vendors such SAP and Oracle, and other service providers, as well as with solutions developed internally by enterprises seeking to manage their global supply chains and global trade. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, more varied offerings and larger marketing budgets, as well as greater financial, technical and other resources. Furthermore, some competitors may have best-of-breed solutions to problems created by the unique trading requirements of particular countries, industries and/or business processes. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.
The intensity of competition in the supply chain management market has resulted in pricing pressure as the market has developed and our competitors very frequently offer substantial price discounts for their products. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies, which could include one or more large software or trade content providers, enter our market. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be harmed.
We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
Our success is dependent, in part, upon protecting our proprietary information and technology. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention assignment agreements with employees, consultants, or other parties will not be breached and will otherwise be effective in controlling access to and distribution of our platform or solutions, or certain aspects of our platform or solutions, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform or solutions. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.
Current law may not provide for adequate protection of our platform or data. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our data or certain aspects of our platform, or our data may increase. Competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform or solutions, impair the functionality of our platform or solutions, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform or solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
Acquisitions present many risks that could have a material adverse effect on our business and results of operations.
In order to expand our business, we have made numerous acquisitions and expect to continue making similar acquisitions and possibly larger acquisitions as part of our growth strategy. The success of our future growth strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Acquisitions are inherently risky, and any acquisitions we complete may not be successful. Our past acquisitions and any mergers and acquisitions that we may undertake in the future involve numerous risks, including, but not limited to, the following:
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difficulties in integrating and managing the operations, personnel, systems, technologies and products of the companies we acquire;

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diversion of our management’s attention from normal daily operations of our business;

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our inability to maintain the key business relationships and the reputations of the businesses we acquire;

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uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

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our dependence on unfamiliar affiliates, resellers, distributors and partners of the companies we acquire;

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our inability to increase revenue from an acquisition for a number of reasons, including our failure to drive demand in our existing customer base for acquired products and our failure to obtain maintenance renewals or upgrades and new product sales from customers of the acquired businesses;

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increased costs related to acquired operations and continuing support and development of acquired products;

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our responsibility for the liabilities of the businesses we acquire;

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potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

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adverse tax consequences associated with acquisitions;

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changes in how we are required to account for our acquisitions under U.S. generally accepted accounting principles, including arrangements that we assume from an acquisition;

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potential negative perceptions of our acquisitions by customers, financial markets or investors;

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failure to obtain required approvals from governmental authorities under competition and antitrust laws on a timely basis, if at all, which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

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potential increases in our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

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our inability to apply and maintain our internal standards, controls, procedures and policies to acquired businesses;

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potential loss of key employees of the companies we acquire;

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potential security vulnerabilities in acquired products that expose us to additional security risks or delay our ability to integrate the product into our service offerings;

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difficulties in increasing or maintaining security standards for acquired technology consistent with our other services, and related costs;

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challenges converting the acquired company’s revenue recognition policies and forecasting the related revenues, including subscription-based revenues and software license revenue, as well as appropriate allocation of the customer consideration to the individual deliverables;

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ineffective or inadequate controls, procedures and policies at the acquired company;

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inadequate protection of acquired intellectual property rights; and

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potential failure to achieve the expected benefits on a timely basis or at all.

Additionally, acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves or require us to incur additional debt under our credit agreements or otherwise. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will experience ownership dilution.
The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or substantially concurrent acquisitions.
Businesses that we acquire may have greater than expected liabilities for which we become responsible.
Businesses that we acquire may have liabilities or adverse operating issues, or both, that we fail to discover through due diligence or the extent of which we underestimate prior to the acquisition. For example, to the extent that any business that we acquire or any prior owners, employees or agents of any acquired businesses or properties (i) failed to comply with or otherwise violated applicable laws, rules or regulations; (ii) failed to fulfill or disclose their obligations, contractual or otherwise, to applicable government authorities, their customers, suppliers or others; or (iii) incurred tax or other liabilities, we, as the successor owner, may be financially responsible for these violations and failures and may suffer harm to our reputation and otherwise be adversely affected. An acquired business may have problems with internal control over financial reporting, which could be difficult for us to discover during our due diligence process and could in turn lead us to have significant deficiencies or material weaknesses in our own internal control over financial reporting. These and any other costs, liabilities and disruptions associated with any of our past acquisitions and any future acquisitions could harm our operating results.
Charges to earnings resulting from acquisitions may adversely affect our operating results.
When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired at their acquisition date fair values. Any residual purchase price is recorded as goodwill, which is also generally measured at fair value. We also estimate the fair value of any contingent consideration. Our estimates of fair value are based upon assumptions believed at the time to be reasonable, but which are uncertain and involve significant judgments by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:
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costs incurred to combine the operations of companies we acquire, such as transitional employee expenses, stock compensation and employee retention expenses;

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impairment of goodwill or intangible assets;

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a reduction in the useful lives of intangible assets acquired;

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impairment of long-lived assets;

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identification of, or changes to, assumed contingent liabilities;

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changes in the fair value of any contingent consideration;

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charges to our operating results due to duplicative pre-merger activities; and

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charges to our operating results from expenses incurred to effect the acquisition.

Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our acquisitions and the extent of integration activities.
If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced, and expect to continue to experience, rapid growth, particularly through a number of acquisitions, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures, and expand internationally. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various offices around the world and navigating a complex multi-national regulatory landscape. If we fail to manage our anticipated growth and change in a manner that preserves the functionality of our platforms and solutions, the quality of our products and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract customers.
To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources.
We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our products and services, to expand into new geographic areas and to scale with our overall growth. If additional investments are required due to significant growth, this will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term.
Given many of our key customers are enterprise customers, our sales cycle is longer and more expensive, and we may encounter pricing pressure and implementation and configuration challenges.
Many of our largest customers are enterprise customers, which means we face longer sales cycles, greater competition, more complex customer due diligence, less favorable contractual terms, and less predictability in completing some of our sales.
Consequently, a target customer’s decision to use our services may be an enterprise-wide decision and, if so, these types of sales require us to provide greater levels of education regarding the use and benefits of our products and services, as well as education regarding privacy and data protection laws and regulations to prospective customers. In addition, larger enterprise customers may demand more configuration, integration services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.
We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.
We have experienced organic and acquisition-driven growth in recent periods, and revenue growth in future periods may not be consistent with recent history. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:
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attract new customers;

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renew and grow current customer subscriptions;

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introduce and grow adoption of our products and services in new markets;

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adequately expand our sales force and otherwise scale our operations as a business;

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expand the features and capabilities of our platform, including through the creation and use of additional integrations;

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maintain the security and reliability of our platform;

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comply with existing and new applicable laws and regulations;

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price and package our products and services effectively;

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successfully compete against established companies and new market entrants;

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increase awareness of our brand on a global basis; and

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execute on our acquisition strategy.

We may not be able to successfully implement our strategic initiatives in accordance with our expectations, or in the timeframe we desire, which may result in an adverse impact on our business and financial results. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed and we may not be able to achieve or maintain profitability.

We may experience quarterly fluctuations in our operating results due to a number of factors which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control, including seasonality in our business as a result of customer budget cycles and customary European vacation schedules, with higher sales in the third and fourth fiscal quarters. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:
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our ability to attract and retain customers and grow subscriptions of existing customers;

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our ability to price and package our products and services effectively;

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pricing pressure as a result of competition or otherwise;

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unforeseen costs and expenses, including those related to the expansion of our business and operations;

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changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

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changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

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the amount and timing of payment for operating expenses, particularly research and development, sales, and marketing expenses and employee benefit expenses;

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the timing of revenue and expenses related to the development or acquisition of technologies, products, or businesses;

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potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

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changes in unearned revenue and the remaining performance obligation, due to seasonality, the timing of and compounding effects of renewals, invoice duration, size and timing, new business linearity between quarters and within a quarter, average contract term or the collectability of invoices, all of which may impact implied growth rates;

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potential restructuring and transaction-related expenses;

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the amount and timing of costs associated with recruiting, training, and integrating new employees while maintaining our company culture;

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our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our platform in new markets outside of the United States;

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foreign currency exchange rate fluctuations;

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general economic and political conditions in our domestic and international markets; and

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litigation or related settlement payments.

We may not be able to accurately forecast the amount and mix of future subscriptions, revenue, and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. Following the Business

Combination, we expect to have a secured credit facility that will restrict our ability to incur additional indebtedness, require us to maintain specified minimum liquidity and restrict our ability to pay dividends. The terms of any additional debt financing may be similar or more restrictive. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
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develop new features, integrations, capabilities, and enhancements;

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continue to expand our product development, sales, and marketing organizations;

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hire, train, and retain employees;

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respond to competitive pressures or unanticipated working capital requirements; or

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pursue acquisition opportunities.

We are subject to various global data privacy and security regulations, which could result in additional costs and liabilities to us.
Our business is subject to a wide variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations continue to evolve and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, and state breach notification laws. If we experience a security incident with personal data issue, we may be required to inform the representative state attorney general or federal or country regulator, media and credit reporting agencies, and any customers whose information was stolen, which could harm our reputation and business. Other states and countries have enacted different requirements for protecting personal information collected and maintained electronically. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards will have on our business or the businesses of our customers.
Failure to comply with laws concerning privacy, data protection and information security could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by end customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end customers and prospective end customers), any of which could have a material adverse effect on our operations, financial performance and business. In addition, we could suffer adverse publicity and loss of customer confidence were it known that we did not take adequate measures to assure the confidentiality of the personally identifiable information that our customers had given to us. This could result in a loss of customers and revenue that could jeopardize our success. We may not be successful in avoiding potential liability or disruption of business resulting from the failure to comply with these laws and, even if we comply with laws, may be subject to liability because of a security incident. If we were required to pay any significant amount of money in satisfaction of claims under these laws, or any similar laws enacted by other jurisdictions, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any of these laws, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.
Additionally, our business efficiencies and economies of scale depend on generally uniform product offerings and uniform treatment of customers across all jurisdictions in which we operate. Compliance requirements that vary significantly from jurisdiction to jurisdiction impose added costs on our business and can increase liability for compliance deficiencies. Further, new or recently implemented regulations, including the European Union’s General Data Protection Regulation, may require significant investment, including the establishment of new data centers.
Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.
Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.
We are the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures in order to gain unauthorized access to our systems, including an incident that has resulted in exfiltration of the contact records from our database. We employ multiple methods at different layers of our systems to defend against intrusion and attack, to protect our systems and to resolve and mitigate the impact of any incidents. Despite our efforts to keep our systems secure and to remedy identified vulnerabilities, future attacks could be successful and could result in substantial liability or business risk. Third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing sensitive information, which may in turn be used to access our IT systems. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. Further, we may be subject to additional liability risks associated with data security breaches or other incidents by virtue of the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents.
We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. In particular, our platform and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
Interruptions or performance problems associated with our internal infrastructure, and its reliance on technologies from third parties, may adversely affect our ability to manage our business and meet reporting obligations.
Currently, we use NetSuite to manage our financial processes and other third-party vendors to manage sales, online marketing and web services. We believe the availability of these services is essential to the management of our high-volume, transaction-oriented business model. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time-consuming and costly to qualify and implement these relationships. Therefore, if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality-control problems in their operations, or we have to change or add additional systems and services, our ability to manage our business and produce timely and accurate financial statements would suffer.
Interruptions or performance problems associated with our products, including disruptions at any third-party data centers upon which we rely, may impair our ability to support our customers.
Our continued growth depends in part on the ability of our existing and potential customers to access our websites, software or cloud-based products within an acceptable amount of time. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our user traffic increases. If our websites are unavailable or if our customers are unable to access our software or cloud-based products within a reasonable amount of time or at all, our business would be negatively affected. Additionally, our data centers and networks and third-party data centers and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base.
We provide certain of our solutions through third-party data center hosting facilities located in the United States and other countries. While we control and have access to our servers and all of the components of our network that are located in such third-party data centers, we do not control the operation of these facilities. Additionally, some of these data centers could be temporarily or permanently impacted by natural disasters, including wild fires and earthquakes. Following expiration of the current agreement terms, the owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruptions in connection with doing so.
We leverage third-party software for use with our solution. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our solution, increases in our expenses and reductions in our sales, which could materially and adversely affect our business and results of operations.
We use software licensed from a variety of third parties in connection with the operation of our products. Any performance issues, errors, bugs, or defects in third-party software could result in errors or a failure of our products, which could adversely affect our business and results of operations. In the future, we might need to license other software to enhance our solution and meet evolving customer demands and requirements. Any limitations in our ability to use third-party software could significantly increase our expenses and otherwise result in delays, a reduction in functionality, or errors or failures of our solution until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or license, and integrated into our solution. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business and results of operations.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others or ourselves, our products may become less competitive or obsolete and our results of operations would be harmed.
Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. We believe a significant component of our value proposition to customers is the ability to optimize and configure our products to integrate with our systems and those of third parties. If we are not able to integrate our products in a meaningful and efficient manner, demand for our products could decrease and our business and results of operations would be harmed.
In addition, we have a large number of solutions, and maintaining and integrating them effectively requires extensive resources. Our continuing efforts to make our products more interoperative may not be successful. Failure of our products to operate effectively with future infrastructure platforms and technologies could reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our business and results of operations may be harmed.
Material defects or errors in our products could harm our reputation, result in significant costs to us and impair our ability to sell our products.
Software products are inherently complex and often contain defects and errors when first introduced or when new versions are released. Any defects or errors in our products could result in:

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lost or delayed market acceptance and sales of our products;

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a reduction in subscription or maintenance renewals;

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diversion of development resources;

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legal claims; and

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injury to our reputation and our brand.

The costs incurred in correcting or remediating the impact of defects or errors in our products may be substantial and could adversely affect our operating results.
Our management team has limited experience managing a public company.
Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.
We may be subject to litigation for any of a variety of claims, which could adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
In addition, we may be required to spend significant resources to monitor and protect our contractual, property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, results of operations, and financial condition or injure our reputation.
Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.
Some of our products incorporate open source software, and we intend to continue to use open source software in the future. Some terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our products. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source software license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license to continue offering the software or cease offering the implicated services unless and until we can re-engineer them to avoid infringement or violation. This re-engineering process could require significant additional research and development resources, and we may not be willing to entertain the cost associated with updating the software or be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software and, thus, may contain security vulnerabilities or infringing or broken code. Additionally, if we utilize open source licenses that require us to contribute to open source projects, this software code is publicly available; and our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. We may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, operating results and financial condition.
We may in the future be sued by third parties for various claims including alleged infringement of proprietary intellectual property rights.
There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in software and internet-based industries. We may receive communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights.
In addition, we may be sued by third parties for breach of contract, defamation, negligence, unfair competition, or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties or claims that our collection of information from third-party sites without a license violates certain federal or state laws or website terms of use. We could also be subject to claims that the collection or provision of certain information breached laws or regulations relating to privacy or data protection. As a result of claims against us regarding suspected infringement, our technologies may be subject to injunction, we may be required to pay damages, or we may have to seek a license to continue certain practices (which may not be available on reasonable terms, if at all), all of which may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver our products and services and/or certain features, integrations, and capabilities of our platform. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products or services, which could negatively affect our business. Further, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, so any alleged infringement by us resulting in claims against such customers would increase our liability. Our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.
We may be subject to liability if we breach our contracts, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with organizations using our products and services, as well as vendors and other companies with which we do business. We may breach these commitments, whether through a weakness in our procedures, systems, and internal controls, negligence, or through the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, as well as disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise.
In addition, our insurance may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business, and harm our results of operations. Changes in these laws or regulations could require us to modify our platform, or certain aspects of our platform, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our users’ access to the internet.
On June 11, 2018, the repeal of the Federal Communications Commission’s (the “FCC”), “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. The performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform could decline.
We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if network operators:
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implement usage-based pricing;

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discount pricing for competitive products;

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otherwise materially change their pricing rates or schemes;

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charge us to deliver our traffic at certain levels or at all;

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throttle traffic based on its source or type;

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implement bandwidth caps or other usage restrictions; or

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otherwise try to monetize or control access to their networks.

In addition, national-level “fire walls” can disrupt existing usage of our applications as well as prevent expansion into certain geographies.
We are subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to requirements under the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), anti-corruption, anti-bribery, and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.
In addition, we may use third parties to sell access to our platform and conduct business on our behalf abroad. We or such future third-party intermediaries, may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents, or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks, false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering, data privacy, and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, and results of operations. Software intended to prevent access to our products and service from certain geographies may not be effective in all cases.
Any violation of economic and trade sanction laws, export and import laws, the FCPA, or other applicable anti-corruption laws or anti-money laundering laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges or our license issued by OFAC, severe criminal or civil sanctions, and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.
Changes in existing financial accounting standards or practices may harm our results of operations.
We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and interpretations that are relevant to us. Changes in existing accounting rules or practices, new accounting pronouncements, or varying interpretations of current accounting pronouncements could negatively impact our results of operations. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company, and we are still in the process of generating a mature system of internal controls and integration across business systems. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results.
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this proxy statement and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of the Company’s Class A common stock.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of the Company’s Class A common stock.
We have a significant amount of goodwill and intangible assets on our balance sheet, and our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.
Our balance sheet reflects goodwill of $482.4 million, $752.8 million, and $752.8 million as of February 28, 2019, February 29, 2020, and August 31, 2020, respectively, and net intangible assets of $313.0 million, $467.6 million, and $440.1 million as of February 28, 2019, February 29, 2020, and August 31, 2020, respectively. In accordance with GAAP, goodwill and intangible assets with an indefinite life are not amortized but are subject to a periodic impairment evaluation. Goodwill and acquired intangible assets with an indefinite life are tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below their carrying value. Acquired intangible assets with definite lives are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. In addition, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. If indicators of impairment are present, we evaluate the carrying value in relation to estimates of future undiscounted cash flows. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including significant:
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underperformance relative to historical or projected future operating results;

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changes in the manner of our use of acquired assets or the strategy for our overall business;

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negative industry or economic trends; or

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decline in our market capitalization relative to net book value for a sustained period.

These types of events or indicators and the resulting impairment analysis could result in impairment charges in the future. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our business, results of operations, and financial condition.
Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.
As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.
In addition, recent global tax developments applicable to multinational businesses, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organization for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny and if we are perceived negatively, we may experience brand or reputational harm.
We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paying customers could increase the costs of our products and services and harm our business.
New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations and our business, results of operations, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paying customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paying customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paying customers may elect not to purchase our products and services in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paying customers’ and our compliance, operating, and other costs, as well as the costs of our products and services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.
On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted, which contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate and a transition to a modified territorial system of taxation. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition.
Additionally, the application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continually evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paying customers to pay additional tax amounts, as well as require us or our paying customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paying customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could harm us and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our products and services in jurisdictions where we have not historically done so.
States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. The application of federal, state, local, and international tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear. We collect and remit U.S. sales and value-added tax (“VAT”), in a number of jurisdictions. It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paying customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our products and services, or otherwise harm our business, results of operations, and financial condition.
Further, one or more state or foreign authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign, or other authorities to compel us to collect and remit sales tax, use tax, or other taxes, either retroactively, prospectively, or both, could harm our business, results of operations, and financial condition.

Our ability to use our net operating loss carryforwards may be subject to limitation.
Under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. It is possible that the Business Combination will result in an ownership change with respect to the corporate subsidiaries of E2open Holdings and the Blockers being acquired by us pursuant to the Blocker Mergers, which may limit our ability to utilize pre-existing tax attributes of such corporate subsidiaries and Blockers. In addition, future issuances of our stock could cause an “ownership change.” It is possible that any such ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could have a material adverse effect on our results of operations and profitability.
Risks Related to the Business Combination and CCNB1
Our Sponsor has entered into a letter agreement with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all its Public Shares and Class B ordinary shares in favor of all the proposals being presented at the Shareholders Meeting, including the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 26.9% of the issued and outstanding ordinary shares.
CCNB1’s shareholders will experience dilution due to the issuance to the E2open sellers securities entitling them to a significant voting stake in the Company.
Based on E2open’s and CCNB1’s current capitalization (and the assumptions regarding the Merger Consideration paid at Closing described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), we anticipate, assuming no Redemptions, (i) the Blocker Sellers and the Vested Optionholders to receive an aggregate of approximately 44.3 million shares of Class A common stock and (ii) the Flow-Through Sellers to receive an aggregate of approximately 34.9 shares of Class V common stock. In addition, the Restricted Common Units convert into Common Units upon vesting (and, for each unit so converted, entitle the Flow-Through Seller that owns such unit to receive an additional share of Class V common stock and payment of an ordinary catch-up distribution amount as if such unit had been vested at closing). The Sponsor Parties will also hold 2,500,000 Restricted Sponsor Shares, which will have no voting rights and will entitle the holder thereof to participate in any dividends declared on the Class A common stock, however such dividends will not be payable until such shares of Series B-1 common stock are converted into shares of Class A common stock pursuant to the terms of the Sponsor Side Letter Agreement and the Certificate of Incorporation. In addition, concurrently with the consummation of the Business Combination, the Company will issue 20,000,000 shares of Class A common stock and 5,000,000 redeemable warrants to the NBOKS pursuant to the Forward Purchase Agreement. Based on the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” CCNB1’s current Public Shareholders would hold in the aggregate approximately 20.1% of the outstanding voting power of the Company and the Sponsor and the CCNB1 Independent Directors would hold approximately 6.3% of the outstanding voting power in respect of their Founder Shares. Without limiting the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” these ownership percentages do not take into account:
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any warrants or options to purchase the Class A common stock that will be outstanding following the Business Combination; and

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any equity awards that may be issued under the proposed Equity Incentive Plan.

If any of the Public Shares are redeemed in connection with the Business Combination or a Permitted Equity Financing is consummated by CCNB1 or any amounts are funded under the Backstop Agreement,

the percentage of the Company’s outstanding voting stock held by the current holders of CCNB1 will decrease relative to the percentage held if none of the Public Shares are redeemed. To the extent that any of the outstanding warrants are exercised for shares of Class A common stock, CCNB1’s existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of CCNB1’s current shareholders to influence the Company’s management through the election of directors following the Business Combination.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if the Company’s business is doing well.
Sales of a substantial number of shares of the Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Class A common stock. Upon completion of the Business Combination, the Sponsor and the CCNB1 Independent Directors will own approximately 7.5% of the outstanding shares of the Class A common stock assuming no Public Shareholders redeem their Public Shares in connection with the Business Combination or approximately 8.4% of the outstanding Class A common stock assuming that 18.3 million Public Shares (being our estimate of the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Business Combination Agreement) are redeemed in connection with the Business Combination. While the Sponsor and the CCNB1 Independent Directors will agree, and will continue to be subject, to certain restrictions regarding the transfer of the Class A common stock, these shares may be sold after the expiration of the applicable lock-up restrictions. We may file one or more registration statements prior to or shortly after the Closing to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use. The market price of the Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The ability of CCNB1’s shareholders to exercise Redemption Right with respect to CCNB1 Public Shares may prevent CCNB1 from completing the Business Combination or optimizing its capital structure.
CCNB1 does not know how many of its shareholders will ultimately exercise their Redemption Rights in connection with the Business Combination. As such, the Business Combination is structured based on CCNB1’s expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for Redemption. In addition, if a larger number of shares are submitted for Redemption than CCNB1 initially expected, CCNB1 may need to seek to arrange for additional third party financing to be able to satisfy the Minimum Cash Conditions at the Closing (or such lower cash amount designated by E2open if E2open waives the E2open Minimum Cash Condition and CCNB1 waives the CCNB1 Minimum Cash Condition).
If too many Public Shareholders elect to redeem their shares and additional third-party financing (whether from the Backstop or Permitted Equity Financing) is not available to CCNB1, CCNB1 may not be able to complete the Business Combination. Even if such third-party financing is available, CCNB1’s ability to obtain such financing is subject to restrictions set forth in the Business Combination Agreement. For information regarding the parameters of such restrictions, please see the sections of this proxy statement/prospectus entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Covenants of the Parties” and “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”
Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/ prospectus entitled “Risk Factors — Risks Related to the Business Combination and CCNB1.”
If the Forward Purchase fails to close, CCNB1 may lack sufficient funds to consummate the Business Combination.
CCNB1 entered into the Forward Purchase Agreement with NBOKS, which provide for the purchase of up to the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a

private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). In connection with the Business Combination Agreement, NBOKS and CCNB1 entered into the FPA Side Letter, whereby NBOKS confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Securities in connection with the Business Combination, and provided that E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Forward Purchase Agreement, subject to the terms and conditions set forth therein. The forward purchase will be made regardless of whether any Redemption are made, and the Forward Purchase Securities will be issued only in connection with the Closing. The proceeds from the sale of Forward Purchase Securities will be part of the consideration payable under the Business Combination Agreement. However, if the sale of the Forward Purchase Securities does not close by reason of the failure of NBOKS to fund the purchase price for the Forward Purchase Securities, we may lack sufficient funds to consummate the Business Combination. Additionally, the NBOKS’ obligations to purchase the Forward Purchase Securities are subject to termination prior to the Closing of the sale of the Forward Purchase Securities by written consent of CCNB1, NBOKS and E2open, or if the Business Combination is not consummated within 24 months from the closing of the IPO or such later date as may be approved by CCNB1’s shareholders. NBOKS’ obligation to purchase the Forward Purchase Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of Forward Purchase Securities and that CCNB1 must have delivered a certificate evidencing CCNB1’s good standing as a Cayman Islands exempted company, as of a date within ten business days of the closing of the sale of Forward Purchase Securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of the post-business combination Company. While NBOKS represented to us that it has sufficient funds to satisfy its obligations under the Forward Purchase Agreement, we have not obligated them to reserve funds for such obligations.
If a significant number of Public Shareholders exercise Redemption Rights and neither the Backstop nor any Permitted Equity Financing is not available, CCNB1 may lack sufficient funds to consummate the Business Combination.
Concurrently with the execution of the Business Combination Agreement, CCNB1 and NBOKS entered into the Backstop Agreement, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis allocate up to an aggregate of $300,000,000 to the Business Combination, which amount shall not exceed the number of shares of CCNB1 subject to redemption. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the Closing of the Business Combination, and will be consummated simultaneously with the Business Combination. If NBOKS does not have sufficient available capital to provide the Backstop because the available capital has already been allocated to a different special purpose acquisition company sponsored by CC Capital and NBOKS, we may not be able to obtain additional funds, such as Permitted Equity Financing, to account for such shortfall on terms favorable to us or at all, which may result in termination of the Business Combination Agreement. Any such shortfall would also reduce the amount of funds that we have available for working capital of the post-business combination Company.
Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
CCNB1 cannot assure you that the due diligence CCNB1 has conducted on E2open will reveal all material issues that may be present with regard to E2open, or that factors outside of CCNB1’s or E2open’s control will not later arise. As a result of unidentified issues or factors outside of CCNB1’s or E2open’s control, the Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if CCNB1’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by CCNB1. Even though these charges may be non-cash items that would not have an immediate impact on the Company’s liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate leverage or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.
The Company’s ability to be successful following the Business Combination will depend upon the efforts of the Company Board and E2open’s key personnel and the loss of such persons could negatively impact the operations and profitability of the Company’s business following the Business Combination.
The Company’s ability to be successful following the Business Combination will be dependent upon the efforts of the Company Board and key personnel. CCNB1 cannot assure you that, following the Business Combination, the Company Board and the Company’s key personnel will be effective or successful or remain with the Company. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause the Company’s management to expend time and resources becoming familiar with such requirements.
The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in E2open Holdings, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.
Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its ownership of the Common Units and Restricted Common Units and its managing member interest in E2open Holdings. As a result, the Company will have no independent means of generating revenue or cash flow. The Company’s ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of E2open and the distributions it receives from E2open. Deterioration in the financial condition, earnings or cash flow of E2open for any reason could limit or impair E2open’s ability to pay such distributions. Additionally, to the extent that the Company needs funds and E2open is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or E2open is otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition.
E2open Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Common Units. Accordingly, the Company will be required to pay income taxes on its allocable share of any net taxable income of E2open. Under the terms of the Third Amended and Restated Limited Liability Company Agreement, E2open Holdings is obligated to make tax distributions to holders of Common Units (including the Company) calculated at certain assumed tax rates. In addition to income taxes, the Company will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement, which could be significant, and some of which will be reimbursed by E2open (excluding payment obligations under the Tax Receivable Agreement). See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.” The Company intends to cause E2open Holdings to make ordinary distributions on a pro rata basis and tax distributions (which, in certain circumstances, may be made on a non-pro rata basis as described in more detail in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement”) to holders of Common Units in amounts sufficient to cover all applicable taxes, relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by the Company. However, as discussed below, E2open Holdings’ ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, retention of amounts necessary to satisfy E2open’s obligations and restrictions on distributions that would violate any applicable restrictions contained in E2open’s debt agreements, or any applicable law, or that would have the effect of rendering E2open insolvent. To the extent that the Company is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial.
Additionally, although E2open generally will not be subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event E2open’s calculations of taxable income are incorrect, E2open and/or its members, including the Company, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.
The Company anticipates that the distributions it will receive from E2open may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, may make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on the Company’s Class A common stock. The Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”
Dividends on the Company’s common stock, if any, will be paid at the discretion of the Company Board, which will consider, among other things, the Company’s available cash, available borrowings and other funds legally available therefor, taking into account the retention of any amounts necessary to satisfy the obligations of the Company that will not be reimbursed by E2open, including taxes and amounts payable under the Tax Receivable Agreement and any restrictions in then applicable bank financing agreements. Financing arrangements may include restrictive covenants that restrict the Company’s ability to pay dividends or make other distributions to its stockholders. In addition, E2open is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of E2open (with certain exceptions) exceed the fair value of its assets. E2open’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to E2open. If E2open does not have sufficient funds to make distributions, the Company’s ability to declare and pay cash dividends may also be restricted or impaired.
Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Blocker Sellers and/or the Flow-Through Sellers, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in E2open’s assets resulting from the sale of E2open units for the consideration paid pursuant to the Business Combination Agreement and the future exchange of Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, and those payments may be substantial.
The Blocker Sellers and the Flow-Through Sellers will sell E2open units for the consideration paid pursuant to the Business Combination Agreement and, in the case of the Flow-Through Sellers, may in the future exchange their Common Units for shares of Class A common stock of the Company (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Investor Rights Agreement. These sales, purchases, redemptions and exchanges are expected to result in increases in the Company’s allocable share of the tax basis of the tangible and intangible assets of E2open, which may increase (for income tax purposes) depreciation and amortization deductions to which the Company is entitled. In addition, as a result of the Blocker Mergers, the Company may inherit certain pre-existing tax attributes of the Blockers. These increases in tax basis and pre-existing tax attributes of the Blockers may reduce the amount of income or franchise tax that the Company would otherwise be required to pay in the future had the Business Combination and/or such sales and exchanges never occurred.
In connection with the Business Combination, the Company will enter into the Tax Receivable Agreement, which generally provides for the payment by it of 85% of certain tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and certain pre-existing tax attributes of the Blockers and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligation of the Company and not of E2open. The actual increase in the Company’s allocable share of E2open’s tax basis in its assets, the availability of pre-existing tax attributes of the Blockers, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of the Company’s income. While many of the factors that will determine the amount of payments that the Company will make under the Tax Receivable Agreement are outside of its control, the Company expects that the payments it will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on the Company’s financial condition. Any payments made by the Company under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Company. To the extent that the Company is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, the Company’s future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits the Company realizes or be accelerated.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions of the Company, and the IRS or another taxing authority may challenge all or any part of the tax basis increases, the amount or availability of pre-existing tax attributes of the Blockers, as well as other tax positions that the Company takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by the Company are disallowed as a result of such a challenge, the Sellers and the exchanging holders will not be required to reimburse the Company for any excess payments that may previously have been made under the Tax Receivable Agreement. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by the Company, if any, after the determination of such excess. A challenge to any tax benefits claimed by the Company may not arise for a number of years following the time payments begin to be made in respect of such benefits or, even if challenged soon thereafter, such excess cash payment may be greater than the amount of future cash payments that the Company might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be sufficient future cash payments against which to net such excess. As a result, in certain circumstances the Company could make payments under the Tax Receivable Agreement in excess of the Company’s actual income or franchise tax savings, which could materially impair the Company’s financial condition.
Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Company exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of the Company or E2open occur (as described in the Third Amended and Restated Limited Liability Company Agreement), (iii) the Company, in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by its final payment date, which non-payment continues until 30 days following receipt by the Company of written notice thereof or (iv) the Company materially breaches any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii), which breach continues without cure for 30 days following receipt by the Company of written notice thereof and written notice of acceleration is received by the Company thereafter (except that in the case that the Tax Receivable Agreement is rejected in a case commenced under bankruptcy laws, no written notice of acceleration is required), in the case of clauses (iii) and (iv) unless certain liquidity exceptions apply, the Company’s obligations under the Tax Receivable Agreement will accelerate and the Company will be required to make a lump-sum cash payment to the Sellers and/or other applicable parties to the Tax Receivable Agreement equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Company’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that the Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Company would have certain tax benefits available to it and that the Company would be able to use the potential tax benefits in future years.
There may be a material negative effect on the Company’s liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that the Company realizes.
Furthermore, the Company’s obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
Some of CCNB1’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether E2open is appropriate for CCNB1 initial business combination.
The personal and financial interests of the Sponsor and CCNB1’s officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of the Company following the Business Combination.
The Sponsor and CCNB1’s Independent Directors own 15,250,000 and 100,000 Class B ordinary shares, respectively, which were initially acquired prior to CCNB1’s IPO for an aggregate purchase price of $25,000 and CCNB1’s directors and officers have pecuniary interests in such ordinary shares through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $165.3 million based on the last sale price of $10.77 per share on the NYSE on January 11, 2021. In addition, the Sponsor purchased an aggregate of 10,280,000 Private Placement Warrants, each exercisable for one ordinary share of CCNB1 at $11.50 per share, for a purchase price of $800,000,000, or $1.00 per warrant. Further, CCNB1 and its Sponsor entered into the Forward Purchase Agreement, which provide for the purchase up to the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). CCNB1’s Amended and Restated Memorandum and Articles of Association require CCNB1 to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, or April 28, 2022 (unless CCNB1 submits and its shareholders approve an extension of such date). If the Business Combination is not completed and CCNB1 is forced to wind up. dissolve and liquidate in accordance with the Amended and Restated Memorandum and Articles of Association, the 15,250,000 and 100,000 Class B ordinary shares currently held by CCNB1’s Sponsor and independent directors, respectively, and the Private Placement Warrants and the Forward Purchase Warrants held by the Sponsor and its members will be worthless (as the holders have waived liquidation rights with respect to such ordinary shares).
The Sponsor and CCNB1’s directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing, the Sponsor and CCNB1’s directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on CCNB1’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to April 28, 2022, CCNB1’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.
Certain officers and directors of CCNB1 also participate in arrangements that may be argued to provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of the Company.
Further, the Sponsor, and CCNB1’s officers and directors have, pursuant to the Insider Letter Agreement, each agreed (i) to vote any CCNB1 shares owned by them in favor of the Business Combination and (ii) not to redeem any shares in connection with a shareholder vote to approve the Business Combination.

These interests, among others, may influence or have influenced the Sponsor and the officers and directors of CCNB1 to support or approve the Business Combination. For more information concerning the interests of CCNB1’s officers and directors, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination” included elsewhere in this proxy statement/prospectus.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the CCNB1 Board will not have the ability to adjourn the Shareholders Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
The CCNB1 Board is seeking approval to adjourn the Shareholders Meeting to a later date or dates if, at the Shareholders Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the CCNB1 Board will not have the ability to adjourn the Shareholders Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.
The NYSE may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Company s securities and subject the Company to additional trading restrictions.
CCNB1’s Public Shares, Public Warrants and Units are currently listed on the NYSE and it is a condition to E2open Holdings’ and the Blockers’ obligations to complete the Business Combination that t the Company’s Class A common stock shall have been listed on the NYSE.
However, CCNB1 cannot assure you that the Company’s securities will continue to be listed on the NYSE in the future. In order to continue listing our securities on the NYSE prior to the Business Combination, we must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE, distribution levels. Generally, we must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of our securities (currently 400 public holders).
If NYSE delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, CCNB1 expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:
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a limited availability of market quotations for its securities;

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reduced liquidity for its securities;

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a determination that the Company’s Class A common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units and our Class A ordinary shares and warrants are listed on the NYSE, our units, Class A ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Public Shares.
Securities research analysts may establish and publish their own periodic projections for the Company following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our Class A common stock could be adversely affected.
The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the combined company’s results if the Business Combination is completed.
CCNB1 and E2open currently operate as separate companies and have had no prior history as a combined entity, and E2open’s and the Company’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from CCNB1’s and E2open’s historical financial statements and certain adjustments and assumptions have been made regarding the Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of the Company.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Company’s financial condition or results of operations following the Closing. Any potential decline in the Company’s financial condition or results of operations may cause significant variations in the stock price of the Company.
During the pendency of the Business Combination, CCNB1 will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
Certain covenants in the Business Combination Agreement impede the ability of CCNB1 to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, CCNB1 may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither CCNB1 nor E2open may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to CCNB1’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.
Even if the Business Combination Agreement is approved by the shareholders of CCNB1, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.” CCNB1 and E2open may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause CCNB1 and E2open to each lose some or all of the intended benefits of the Business Combination.
Because CCNB1 is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
Because CCNB1 is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. CCNB1 is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon CCNB1’s directors or officers, or enforce judgments obtained in the United States courts against CCNB1’s directors or officers.
Until the Domestication is effected, CCNB1’s corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to CCNB1 under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of CCNB1’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition. Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against CCNB1 judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against CCNB1 predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the CCNB1 Board or controlling shareholders than they would as public shareholders of a United States company.
The Domestication may result in adverse tax consequences for holders of CCNB1 Shares and Public Warrants, including Public Shareholders exercising Redemption Right.
The CCNB1 Board believes the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as CCNB1, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder (as that term is defined in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders”) of CCNB1 Shares generally would recognize a gain or loss with respect to its CCNB1 Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its CCNB1 Shares surrendered. Additionally, because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Right, U.S. Holders exercising Redemption Right will be subject to the potential tax consequences of the Domestication.
However, in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, U.S. Holders of CCNB1 Shares will be subject to Section 367(b) of the Code and as a result:
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a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares, will generally not recognize any gain or loss and will generally not be required to include any part of CCNB1’s earnings in income pursuant to the Domestication;

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a U.S. Holder of CCNB1 Shares whose CCNB1 Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares will generally recognize gain (but not loss) on the exchange of CCNB1 Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their CCNB1 Shares, provided certain other requirements are satisfied. CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

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a U.S. Holder of CCNB1 Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its CCNB1 Shares. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. CCNB1 does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of CCNB1 Shares or Public Warrants

may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its CCNB1 Shares or Public Warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding CCNB1 Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because CCNB1 is a blank check company with no current active business, subject to the potential application of the start-up exception discussed below, we believe that CCNB1 may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of CCNB1 Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s CCNB1 Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of CCNB1. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.
In the event that the Domestication is completed on or before December 31, 2020, it is possible that CCNB1 may be eligible for the “start-up exception.” If the start-up exception applies, CCNB1 will not have been a PFIC for its first taxable year that ends as a result of the Domestication. For more information on the start-up exception, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders — U.S. Holders — PFIC Considerations — Definition and General Taxation of a PFIC.”
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders.”
Upon completion of the Business Combination, the rights of holders of the Company s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of CCNB1 ordinary shares arising under Cayman Islands law.
Upon completion of the Business Combination, the rights of holders of the Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Law, and, therefore, some rights of holders of the Company’s common stock could differ from the rights that holders of CCNB1 ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.
For a more detailed description of the rights of holders of the Company’s common stock under the DGCL and how they may differ from the rights of holders of CCNB1 ordinary shares under Cayman Islands law, please see the section entitled “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Delaware law, the Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Certificate of Incorporation and Bylaws that will be in effect upon completion of the Business Combination differ from the Amended and Restated Memorandum and Articles of Association. Among other differences, the Certificate of Incorporation and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board and therefore depress the trading price of the Company’s Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Company Board or taking other corporate actions, including effecting changes in management. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:
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a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Company Board;

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the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

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the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

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the requirement that directors may only be removed from the Company Board for cause;

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the requirement that a special meeting of stockholders may be called only by the Company Board, the chairman of the Company Board or the Company’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

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controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

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the requirement for the affirmative vote of holders of (i) (a) at least 66-2/3% or 80%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Company’s Certificate of Incorporation, and (ii) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

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the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.

In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. Although the Company will elect not to be governed by Section 203 of the DGCL, certain provisions of the Certificate of Incorporation will, in a manner substantially similar to Section 203 of the DGCL. prohibit certain Company stockholders (other than certain stockholders who are specified in the Investor Rights Agreement) who hold 15% or more of the Company’s outstanding capital stock from engaging in certain business combination transactions with the Company for a specified period of time unless certain conditions are met. See the section entitled “Description of the Company’s Securities — Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law.”
Any provision of the Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.
The form of the Certificate of Incorporation is attached as Annex E to this proxy statement/prospectus and we urge you to read it.
In addition, the provisions of the Investor Rights Agreement, as described below, provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.
The Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or other employees.
The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.
Following the completion of the Business Combination, certain significant Company stockholders and E2open members whose interests may differ from those of Company public stockholders following the Business Combination will have the ability to significantly influence the Company s business and management.
Pursuant to the Investor Rights Agreement that the Company will enter into with the Sponsor, certain Company Equityholders (as defined therein), equityholders of certain Blockers, and certain other parties, at the Closing in connection with the Business Combination, the Company will agree to nominate five designees by the Sponsor and three designees by the Insight Member (one of which is expected to be designated following the Closing) to serve on the Company Board for so long as each of them and their respective affiliates and specified family members beneficially own certain specified percentages of certain economic interests in the Company and E2open held as of the Closing, without duplication. Accordingly, the Insight Member and the Sponsor will be able to significantly influence the approval of actions requiring Company Board approval through their voting power. Such stockholders will retain significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of its officers. In particular, the Insight Member and the Sponsor could influence whether acquisitions, dispositions and other change of control transactions are approved.
The Certificate of Incorporation will not limit the ability of the Sponsor to compete with us.
The Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the financial services and technology industries. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with the Company’s interests or those of its stockholders. The Certificate of Incorporation will provide that none of the Sponsor, any of its affiliates or any director who is not employed by the Company (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of the Company, acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.
CCNB1 officers and directors and/or their affiliates may enter into agreements concerning CCNB1 securities prior to the Shareholders Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the CCNB1 Shares.
At any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding CCNB1 or its securities, CCNB1’s officers and directors and/or their affiliates may enter into a written plan to purchase CCNB1’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding CCNB1 or its securities, CCNB1’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Right. In the event that CCNB1’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Right, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or Warrants owned by the Sponsor for nominal value to such investors or holders.
The purpose of such share purchases and other transactions by CCNB1’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of the requisite number of CCNB1 Shares present and voting at the Shareholders Meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals and/or (y) CCNB1 will (without regard to any assets or liabilities of E2open) have at least $5,000,001 in net tangible assets immediately prior to the Closing or satisfy the Minimum Cash Condition after taking into account holders of Public Shares that properly demanded Redemption of their shares for cash, when, in each case, it appears that such requirements would otherwise not be met.
Entering into any such arrangements may have a depressive effect on the CCNB1 Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Shareholders Meeting.
As of the date of this proxy statement/prospectus, except as noted above and except for Subscription Agreements entered into by NBOKS, NBOKS Co-Invest and CC Capital in connection with the PIPE Investment, CCNB1’s directors and officers and their affiliates have not entered into any such agreements, CCNB1 will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The Company s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Company’s Class A common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from the Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

The ability of our Public Shareholders to exercise Redemption Right with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.
Since the Business Combination Agreement requires us to meet Minimum Cash Conditions at the Closing, there is increased probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.
In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or Public Warrants from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “Float” of our Class A ordinary shares.
In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public Warrants in such transactions.
In the event that the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Right, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants would be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of our Class A ordinary shares or Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
There is no guarantee that a shareholder s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.
We can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of the Company might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, such shares may not be redeemed.
We will comply with the proxy rules, when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that we furnish to holders of our Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.
You have no rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.
Our Public Shareholders are entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our completion of an initial business combination (which will be the Business Combination should it occur), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend our Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which will be the Business Combination should it occur); and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account.
Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.
If you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.
The Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Right with respect to more than an aggregate of 15% of the shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and. in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third party claims against us. Since the consummation of the IPO, we have sought and will continue to seek to have vendors, service providers, prospective target businesses, including E2open in the Business Combination, and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders. However, in certain instances we have not been able to obtain such a waiver in agreements that we have executed. Further, under certain circumstances parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, our management has and will consider whether competitive alternatives are reasonably available to us, and have historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of the Company under the circumstances.
Upon redemption of our Public Shares, if we are unable to complete the initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the initial business combination, we may be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Although no such claims have been brought against us or threatened to date, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to a letter agreement, the Sponsor agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares).
Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
If after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
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restrictions on the nature of our investments;

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restrictions on the issuance of securities; and

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each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end. the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company

Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which shall be the Business Combination should it occur); or (iii) absent an initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the IPO, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the Business Combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to consummate the Business Combination, and results of operations.
If we are unable to consummate our initial business combination within 24 months from the closing of the IPO, our Public Shareholders may be forced to wait beyond such 24 months before redemption from our Trust Account.
If we are unable to consummate our initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the IPO, the proceeds then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically pursuant to the Amended and Restated Memorandum and Articles of Association prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Cayman Islands law. In that case, investors may be forced to wait beyond 24 months from the closing of the IPO before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and the Company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.
You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A common stock from such exercise than if you were to exercise such warrants for cash.
The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.
The grant of registration rights to our shareholders and holders of our Private Placement Warrants and the future exercise of such rights may adversely affect the market price of our Class A common stock.
Upon the completion of the Business Combination, the Investor Rights Agreement will be entered into between the Company, the Blocker Sellers, the Insight Member, the Sponsor, the Founder Holders and the Independent Directors of CCNB1, replacing the Original Registration Rights Agreement. The Investor Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex G. Pursuant to Investor Rights Agreement, the Blocker Sellers, the Insight Member and the Sponsor, and, in each case, their permitted transferees will have customary registration rights (including demand and piggy-back rights, subject to cooperation and cut-back provisions) with respect to (i) the Class A common stock (including the Class A common stock issued (a) pursuant to the Third Amended and Restated Limited Liability Company Agreement upon exchange of the Common Units (including the vested Restricted Common Units) along with a corresponding number of shares of the Class V common stock for the Class A common stock, and (b) upon conversion of the Restricted Sponsor Shares, in each case, upon the issuance thereof or lapse of transfer restrictions applicable thereto), (ii) Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants, and (iii) any common stock of the Company or any subsidiary of the Company issued or issuable with respect to the securities referred to in clause (i) and (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. Further, pursuant to the Forward Purchase Agreement, we agreed that we will use our reasonable best efforts (i) to file within 30 days after the closing of the Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earlier of (a) the date on which the Sponsor and all of the independent directors cease to hold the securities covered thereby, and (b) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the Forward Purchase Agreement provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Class A common stock of the Company.
We may have been a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.
Because CCNB1 is a blank check company with no current active operating business, subject to the potential application of the start-up exception discussed below, we believe that CCNB1 may be classified as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of CCNB1 Shares or Public Warrants who or that is a “U.S. Holder” as that term is defined in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders,” such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, upon written request, CCNB1 will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to Public Warrants in all cases. In the event that the Domestication is completed on or before December 31, 2020, it is possible that CCNB1 may be eligible for the “start-up exception.” If the start-up exception applies, CCNB1 will not have been a PFIC for its first taxable year that ends as a result of the Domestication, as discussed below. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, and including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders.”
We are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including consummating the Business Combination. Prior to the Closing, we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete the Business Combination.
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in completing the Business Combination and their other businesses. We do not intend to have any full-time employees prior to the consummation of the Business

Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete the Business Combination.
The provisions of the Amended and Restated Memorandum and Articles of Association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend the Amended and Restated Memorandum and Articles of Association to facilitate the completion of the Business Combination that some of our shareholders may not support.
The Amended and Restated Memorandum and Articles of Association provide that any of its provisions related to pre-Business Combination activity (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide Redemption Right to Public Shareholders as described herein) may be amended if approved by special resolution, meaning holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our ordinary shares. CCNB1’s directors and executive officers, who collectively beneficially owned 27.0% of our issued and outstanding ordinary shares, will participate in any vote to amend the Amended and Restated Memorandum and Articles of Association, and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Amended and Restated Memorandum and Articles of Association which govern our pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the Amended and Restated Memorandum and Articles of Association.
The Sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within 24 months from the closing of the IPO, unless we provide our Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes paid or payable), divided by the number of then outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and. as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.
We may amend the terms of the warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.
Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Class A ordinary shares or Class A common stock, as applicable, purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of our Class A ordinary shares or Class A common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, we may redeem your warrants after they become exercisable for a number of Class A ordinary shares or Class A common stock, as applicable, determined based on the redemption date and the fair market value of our Class A ordinary shares or Class A common stock, as applicable. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A ordinary shares or Class A common stock, as applicable, had your warrants remained outstanding.
Our warrants may have an adverse effect on the market price of our Class A common stock.
We issued warrants to purchase 13,800,000 of our Class A ordinary shares as part of the units offered in the IPO and, simultaneously with the closing of the IPO, we issued in a private placement an aggregate of 10,280,000, each exercisable to purchase one Class A ordinary share at $11.50 per share. We will also issue the Forward Purchase Warrants pursuant to the Forward Purchase Agreement. Upon the Domestication, the warrants will entitle the holders to purchase shares of Class A common stock of the Company. Such warrants, when exercised, will increase the number of issued and outstanding Class A common stock and reduce the value of the Class A common stock.
We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Following the Business Combination, we will be required to assure that it is in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations of the Company following the Business Combination.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

SHAREHOLDERS MEETING
Date, Time and Place of Shareholders Meeting
CCNB1’s shareholders meeting is to be held at 9:00 a.m., Eastern Time, on February 2, 2021, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
Purpose of the Shareholders Meeting
At the Shareholders Meeting, CCNB1 is asking holders of its ordinary shares:
•
to consider and vote upon the Domestication Proposal. The forms of the proposed Certificate of Incorporation and proposed Bylaws of the Company to become effective upon the Domestication are attached to this proxy statement/prospectus as Annex E and Annex F, respectively;

•
to consider and vote upon a proposal to adopt and approve the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

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to consider and vote upon the approval of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex M;

•
to consider and vote upon the approval of the new Certificate of Incorporation. A copy of the Certificate of Incorporation is attached to this proxy statement/prospectus as Annex E;

•
to consider and vote upon, on a non-binding advisory basis, each of the Organizational Documents Proposals and thereby (i) authorize change to authorized capital stock, (ii) authorize the Company Board to make issuances of preferred stock, (iii) subject the charter to the director nomination provisions of the Investor Rights Agreement, (iv) authorize the removal of the ability of the Company’s stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office, (v) authorize the classification of the Company Board into three classes of directors with staggered three-year terms and make certain associated changes, (vi) adopt Delaware as the exclusive forum for certain stockholder litigation and (vii) approve other changes to be made in connection with the adoption of organizational documents. A copy of the proposed Certificate of Incorporation and proposed Bylaws is attached to this proxy statement/prospectus as Annex E and Annex F, respectively; and

•
to consider and vote upon the proposal to approve the issuance of shares of Class A common stock in connection with the Business Combination and the PIPE Investment, to the extent such issuance would require a shareholder vote under NYSE Listing Rule 312.03.

Recommendation of the CCNB1 Board with Respect to the Proposals
The CCNB1 Board has unanimously approved each of the Proposals.
The CCNB1 Board unanimously recommends that shareholders:
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Vote “FOR” the Domestication Proposal;

•
Vote “FOR” the Business Combination Proposal;

•
Vote “FOR” the Equity Incentive Plan Proposal;

•
Vote “FOR” the Charter Proposal;

•
Vote “FOR” each of the Organizational Documents Proposals;

•
Vote “FOR” the NYSE Proposal; and

•
Vote “FOR” the Adjournment Proposals.

Record Date; Outstanding Shares; Shareholders Entitled to Vote
CCNB1 has fixed the close of business on December 23, 2020, as the Record Date for determining the CCNB1 shareholders entitled to notice of and to attend and vote at the Shareholders Meeting. As of the close of business on such date, there were 41,400,000 Class A ordinary shares and 15,350,000 Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only the Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting.
The Sponsor owns 15,250,000 Class B ordinary shares. Pursuant to the Insider Letter Agreement among CCNB1, the Sponsor and CCNB1’s Independent Directors, the 15,350,000 Class B ordinary shares owned by the Sponsor and the CCNB1 Independent Directors, and any other ordinary shares of CCNB1 owned by the Sponsor or CCNB1’s Independent Directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Business Combination Agreement, CCNB1 agreed to enforce the voting obligations contained in the Insider Letter Agreement against the Sponsor and the CCNB1 Independent Directors.
Quorum and Required Vote
A quorum of CCNB1 shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of CCNB1 shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.
Each of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal and the NYSE Proposal is interdependent upon the others and must be approved in order for CCNB1 to complete the Business Combination as contemplated by the Business Combination Agreement. The Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Proposals, the NYSE Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1 Shares that are present and vote at the Shareholders Meeting. The Organizational Documents Proposals are voted upon on a non-binding advisory basis. The Charter Proposal and the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1 Shares as of the Record Date that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.
Voting Your Shares
Each CCNB1 Share that you own in your name entitles you to one vote. If you are a record owner of your shares and/or warrants, there are two ways to vote your CCNB1 Shares at the Shareholders Meeting:
You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the CCNB1 Board “FOR” the Domestication Proposal, the Business Combination Proposal, the Equity Incentive Plan Proposal, the Charter Proposal, each of the Organizational Documents Proposals and the NYSE Proposal.
You Can Attend the Shareholders Meeting and Vote in Person.   When you arrive, you will receive a ballot that you may use to cast your vote.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Shareholders Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way CCNB1 can be sure that the broker, bank or nominee has not already voted your shares.

Abstentions and Broker Non-Votes
Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals.
Revoking Your Proxy; Changing Your Vote
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date;

•
you may notify CCNB1’s secretary in writing before the Shareholders Meeting that you have revoked your proxy; or

•
You may attend the Shareholders Meeting, revoke your proxy and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
Redemption Right
Pursuant to the Existing Organizational Documents, a Public Shareholder may request of CCNB1 that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Right with respect to the Public Shares;

(ii)
submit a written request to the Transfer Agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by CCNB1, regardless of whether they vote for or against the Business Combination Proposal or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of CCNB1 on or before January 29, 2021 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $414,050,661 on January 11, 2021 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the per share redemption price is expected to be approximately $10.00. A Public Shareholder that has properly tendered his or her Public Shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.
CCNB1 Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Time, on January 29, 2021 (two business days before the Shareholders Meeting) by (i) submitting a written request to the Transfer Agent that CCNB1 redeem such Public Shareholder’s Public Shares for cash, (ii) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to Public Shares of CCNB1 and (iii) delivering their ordinary shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his or her broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.
Any demand to redeem such Public Shares once made may be withdrawn at any time up to the vote on the Business Combination. Furthermore, if a Public Shareholder demands Redemption of such shares and subsequently decides prior to the applicable date not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).
Any corrected or changed written demand of Redemption Right must be received by CCNB1’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the Public Shareholder’s Shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.
Public Shareholders seeking to exercise their Redemption Right and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is CCNB1’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, CCNB1 does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands Redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks Redemption and the Business Combination is completed, CCNB1 will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their Redemption Right will not be entitled to receive cash for their shares. In such case, CCNB1 will promptly return any shares delivered by the Public Shareholders. CCNB1 and E2open will not complete the Business Combination if, immediately prior to the Closing and after payment of all transaction and other expenses payable by CCNB1 and payments for Redemptions (but without regard to any assets or liabilities of E2open). CCNB1 does not have net tangible assets of at least $5,000,001. It is a condition to the obligations of E2open Holdings and the Blockers to complete the Business Combination that the E2open Minimum Cash Condition be met. However, E2open Holdings may waive this condition in whole or in part. It is a condition to the obligations of CCNB1 and the Merger Subs to complete the Business Combination that the CCNB1 Minimum Cash Condition be met. However, CCNB1 may waive this condition in whole or in part. For more information, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Right with respect to 15% or more of CCNB1’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by CCNB1.
Pursuant to the Insider Letter Agreement, the Sponsor, and each executive officer and director of CCNB1 have waived all of their Redemption Rights and will not have Redemption Rights with respect to any CCNB1 Shares owned by them, directly or indirectly.

Holders of the warrants will not have Redemption Right with respect to the warrants.
The closing price of CCNB1 Class A ordinary shares on January 11, 2021, was $10.77. The cash held in the Trust Account as of January 11, 2021, was approximately $10.00 per Public Share. Prior to exercising Redemption Right, shareholders should verify the market price of CCNB1 Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their Redemption Right if the market price per share is higher than the Redemption price, CCNB1 cannot assure its shareholders that they will be able to sell their CCNB1 Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its Redemption Right pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay CCNB1’s taxes.
Appraisal Rights
CCNB1’s shareholders do not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.
Proxy Solicitation
CCNB1 is soliciting proxies on behalf of the CCNB1 Board. This solicitation is being made by mail but also may be made by telephone or in person. CCNB1 and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. CCNB1 will bear all of the costs of the solicitation, which CCNB1 estimates will be approximately $32,500.00 in the aggregate. CCNB1 has engaged Morrow as proxy solicitor to assist in the solicitation of proxies.
CCNB1 will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CCNB1 will reimburse them for their reasonable expenses.
If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revoking Your Proxy; Changing Your Vote.”
Householding
The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits CCNB1, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this proxy statement/prospectus to any household at which two or more CCNB1 shareholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.
A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding ordinary shares of CCNB1, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.
Who Can Answer Your Questions About Voting Your Shares?
If you are a holder of CCNB1’s ordinary shares and have any questions about how to vote or direct a vote in respect of your securities, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CCH.info@investor.morrowsodali.com.

SHAREHOLDER PROPOSAL 1: THE DOMESTICATION PROPOSAL
Overview
CCNB1 is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of CCNB1 under the applicable laws of Cayman Islands and the State of Delaware as described under “— Manner of Effecting the Domestication and the Legal Effect of the Domestication.”
The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register CCNB1 with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding securities of CCNB1 will convert to outstanding securities of the continuing Delaware corporation. The Domestication will become effective simultaneously with the completion of the Business Combination. The proposed Certificate of Incorporation, which will become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex E.
At the effective time of the Domestication, which will be the Closing Date, the separate existence of CCNB1 will cease as a Cayman Islands exempted company and will become and continue as a Delaware corporation. The Memorandum and Articles of Association will be replaced by the Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and you will become a stockholder of the Company with all rights as such governed by Delaware law.
In connection with the Domestication and simultaneously with the Business Combination, the corporate name of CCNB1 will change to “E2open Parent Holdings, Inc.”
Reasons for the Domestication
The CCNB1 Board believes that it would be in the best interests of CCNB1, simultaneously with the completion of the Business Combination, to effect the Domestication. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.
In addition, because the Company will operate within the United States following the Business Combination, it was the view of the CCNB1 Board that the Company should also be structured as a corporation organized in the United States. In addition, the CCNB1 Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years. Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures CCNB1 is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
Reasons for the Name Change
The CCNB1 Board believes that it would be in the best interests of CCNB1 to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “E2open Parent Holdings, Inc.” in order to more accurately reflect the business purpose and activities of the Company.

Regulatory Approvals; Third Party Consents
CCNB1 is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication; however, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described below under the section entitled “Shareholder Proposal 2: The Business Combination Proposal,” CCNB1 must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.
The Domestication will not breach any covenants or agreements binding upon CCNB1 and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.
Certificate of Incorporation and Bylaws
Commencing with the effective time of the Domestication, which will be the Closing Date, the Certificate of Incorporation and Bylaws will govern the rights of stockholders in the Company.
A chart comparing your rights as a holder of ordinary shares of CCNB1 as a Cayman Islands exempted company with your rights as a holder of the Company’s Class A common stock as a Delaware corporation can be found below in “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”
Directors and Officers Following the Domestication and the Business Combination
Two of the three IVP Directors, the five Sponsor Directors and the CEO Director will comprise the CCNB1 Board appointed in connection with the Domestication and the completion of the Business Combination. The officers of the Company following the simultaneous completion of the Domestication and the Business Combination will be the officers of E2open who held such positions immediately prior to the completion of the Business Combination and the Domestication.
Tax Consequences to Holders of CCNB1 Shares Who Receive Company Common Stock as a Result of the Domestication
In connection with the Domestication, holders of CCNB1 Shares who do not elect to exercise their Redemption Right will receive shares of Class A common stock. For a discussion of the material U.S. federal income tax consequences of the Domestication, see the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders.”
Manner of Effecting the Domestication and the Legal Effect of the Domestication
Delaware Law
Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The Domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate and the Certificate of Incorporation must be approved by the same authorization required to approve the Domestication.
When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non- United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware laws, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United

States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication); but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.
Cayman Islands Law
If the Domestication Proposal is approved, CCNB1 will also apply to deregister as a Cayman Islands exempted company pursuant to the Cayman Islands Companies Law. Upon the deregistration, CCNB1 will no longer be subject to the provisions of the Cayman Islands Companies Law. Except as provided in the Cayman Islands Companies Law, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of CCNB1 or any other person.
Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication
When the Domestication is completed, the rights of stockholders will be governed by Delaware law. including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Law that will alter certain of the rights of shareholders and affect the powers of the Company Board and management following the Domestication.
Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Law.
The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement prospectus, we may continue to refer to the share owners of the Company as “shareholders.”
Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	The Companies Law ((2020) Revision).
General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No Similar Provision.

Provision	Delaware	Cayman Islands
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a Business Combination Agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2.000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.	Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Requirements for Stockholder/ Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares stockholder approvals require a majority of those present and voting, provided a quorum is present, present and voting at a meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a meeting is required, subject to any additional higher thresholds that may be included in an entity’s articles of association.

Provision	Delaware	Cayman Islands
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board. Because the corporation board will be classified after the Closing, a director may be removed from	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Provision	Delaware	Cayman Islands
office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of capital stock of the corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class.
Number of Directors	The number of directors is fixed by the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and. with respect to any criminal proceeding, had no	A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.

Provision	Delaware	Cayman Islands
reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.
Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.
Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication
When the Domestication is completed, the rights of shareholders will be governed by the Certificate of Incorporation and Bylaws, rather than the Amended and Restated Memorandum and Articles of Association (which will cease to be effective) and the rights of shareholders and the scope of the powers of the Company Board and management will be altered as a result.
Shareholders should consider the following summary comparison of the Certificate of Incorporation and Bylaws, on the one hand, and the Amended and Restated Memorandum and Articles of Association, on the other. This comparison assumes that the changes to be made to the proposed Certificate of Incorporation and proposed Bylaws in connection with the Organizational Documents Proposals are approved. This comparison is not intended to be complete and is qualified in its entirety by reference to the Amended and Restated Memorandum and Articles of Association and the proposed Certificate of Incorporation and Bylaws of the Company. You should read the form of Certificate of Incorporation and form of Bylaws attached to this proxy statement/prospectus as Annex E and Annex F, respectively, carefully in their entirety.
Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Corporate Purpose
The purpose shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The objects for which CCNB1 was established are unrestricted and it shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Capital Stock
The total number of shares of all classes of capital stock which the Company shall have authority to issue is 2,553,000,000 of which 2,500,000,000 shares shall be Class A common stock, par value $0.0001 per share, 9,000,000 shares shall be Series B-1 common stock, par value $0.0001 per share, 4,000,000 shares shall be Series B-2 common stock,	CCNB1’s authorized share capital is $55,100, which consists of 551,000,000 shares, consisting of 500,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
par value $0.0001 per share, 40,000,000 shares shall be Class V common stock, par value $0.0001 per share, and 1,000,000 shall be Preferred Stock, par value $0.0001 per share.
Preferred Stock. The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series the number of shares constituting such series and the designation, the voting powers (if any), and the powers, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the Class A common stock. Class V common stock or Preferred Stock, unless a vote of any such holders is required pursuant to the Certificate of Incorporation or any Preferred Stock Designation.	Preference Shares. The Directors may allot, issue, grant options over or otherwise dispose of preference shares (including fractions of a preference share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Law and the articles of association) vary such rights.
Common Stock. Each holder of Class A common stock and Class V common stock is entitled to one vote for each share of Class A common stock and Class V common stock, respectively, held of record by such holder on all matters on which stockholders generally are entitled to vote.	Ordinary Shares. The Directors may allot, issue, grant options over or otherwise dispose of Ordinary Shares (including fractions of an Ordinary Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Law and the articles of association) vary such rights.
Directors; Classes
Subject to the Certificate of Incorporation and the Investor Rights Agreement, the Board of Directors will determine the number of directors who will serve on the board. The exact number of directors will be fixed from time to time by a majority of the Board of Directors. The Board of Directors will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing. Class II and Class III directors shall initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing, respectively. At	The holders of the Class B ordinary shares may, by ordinary resolution, increase or decrease the number of directors. The Board of Directors are divided into three classes designated as Class I, Class II and Class III. Class I directors initially served for a term expiring at the 2021 annual general meeting of the company. Class II and Class III directors’ terms expire at the 2022 and 2023 annual general meeting, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a term of three years. There is no limit on the number of terms a director may serve on the

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the third succeeding annual meeting of stockholders. There will be no limit on the number of terms a director may serve on the Board of Directors.	board of Directors.
Board Vacancies; Removal
Any vacancy on the Board of Directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.	Except as the Cayman Islands Companies Law or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the charter documents), or by the sole remaining Director. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
Stockholder/Shareholder Voting
Election of directors need not be by ballot unless the Votes of shareholders shall be decided on a poll. Bylaws so provide.	Votes of shareholders shall be decided on a poll.
Subject to the rights of holders of any series of Preferred Stock, special meetings of the stockholders of the Company may be called only by or at the direction of the board, the chairman of the board or the chief executive officer of the Company.
Stockholders must comply with certain advance notice procedures to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting.
Except with respect to any action required or permitted to be taken by the holders of Class V common stock, voting separately as a class, or pursuant to a certificate of designation by the holders of one or more series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, any action required or permitted to be taken by the holders of stock of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Company then in office.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Amendments to the Governing Documents
The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to, or repeal the Bylaws.	The Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.
The affirmative vote of the holders of at least 66 2∕3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeat or rescind, in whole or in part, any provision of Article I, Article II or Article IV of the Bylaws of the Company, or to adopt any provision inconsistent therewith and. with respect to any other provision of the Bylaws, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Company to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws of the Company, or to adopt any provision inconsistent therewith.
Certain provisions of the Certificate of Incorporation may only be amended, altered, repealed, or rescinded by the affirmative vote of the holders of at least 66 2∕3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.
Authority of the Directors
The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; subject, nevertheless, to the provisions of the statutes of Delaware, of the Certificate of Incorporation, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaw so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.	The business shall be managed by the Directors who may exercise all the powers of the company.
Liability of Directors
A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company with respect to events occurring prior to the time of such repeal or modification.	Association provides for indemnification of officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
Indemnification of Directors, Officers, Employees and Others
Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever, by reason of the fact that he or she is or was a director or an officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith, provided, however, that, except in certain circumstances, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Company Board. An indemnitee shall also have the right to be paid by the Company the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Bylaws.	See “Liability of Directors” above.
Exclusive Forum
Unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any	No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL. the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law. be solely and exclusively brought in the Delaware Court of Chancery; provided, Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Business Opportunities
The Company renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in. any business opportunities that may be a corporate opportunity for its directors or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our employees. Non-employee directors or his or her affiliates have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines	The Company renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in. any business opportunities that may be a corporate opportunity for both the Company and its management.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Company does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. A business opportunity will not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or expectancy or (iv) is presented to any account for the benefit of a member of the Board or such member’s Affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
Transactions with Certain Stockholders/Shareholders
The Company has elected not to be subject to provisions Section 203 of the DGCL, which generally prohibits “interested stockholders” (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with the Company for a period of time unless certain conditions are met. However, the Certificate of Incorporation includes a provision that is substantially similar to Section 203 of the DGCL, but excludes certain stockholders as specified in the Investor Rights Agreement from the definition of “interested stockholder.”	No Similar Provision.
Accounting Treatment of the Domestication
The Domestication is being proposed solely for the purpose of changing the legal domicile of CCNB1. There will be no accounting effect or change in the carrying amount of the assets and liabilities of CCNB1 as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of CCNB1 immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that CC Neuberger Principal Holdings I be de-registered in the Cayman Islands pursuant to Article 6 of the Amended and Restated Articles of Association of CC Neuberger Principal Holdings I and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of CC Neuberger Principal Holdings I in the State of Delaware as a corporation, governed by the Certificate of Incorporation attached as Annex E to the proxy statement/ prospectus in respect of the Shareholders Meeting of the Company, with the laws of the State of Delaware, the name of the Company be changed from “CC Neuberger Principal Holdings I” to “E2open Parent Holdings, Inc.”
Required Vote with Respect to the Domestication Proposal
The approval of the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the CCNB1 Shares as of the Record Date that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by CCNB1’s shareholders.
Recommendation of the CCNB1 Board with Respect to the Domestication Proposal
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

SHAREHOLDER PROPOSAL 2: THE BUSINESS COMBINATION PROPOSAL
CCNB1 is asking its shareholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “— The Business Combination Agreement,” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.
We may complete the Business Combination only if it is approved by holders of a majority of the CCNB1 Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required CCNB1 shareholder approval, the Business Combination will not be completed.
The Business Combination Agreement
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Related Agreements (defined herein). CCNB1’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.
Description of the Business Combination Agreement; Structure of the Business Combination
On October 14, 2020 (the “Effective Date”), CCNB1 entered into the Business Combination Agreement with E2open Holdings, the Blockers, the Merger Subs, the Elliott Blocker Owners and, solely for the purposes specified therein, the Equityholder Representative named therein, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, CCNB1 will acquire a majority interest in E2open Holdings, and E2open Holdings will be a subsidiary of CCNB1. The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the CCNB1 Board, the governing bodies of the Blockers and the board of managers of E2open Holdings.
Prior to the Closing, the units representing limited liability company interests in E2open Holdings (referred to in this proxy statement as the “E2open Units”) are held by (i) the Blockers, which are corporations (or entities treated as corporations for U.S. federal income tax purposes) that are affiliated with certain institutional investors, and (ii) other members of E2open Holdings, which consist of entities and individuals, including members of management and other employees of E2open Holdings or its Subsidiaries. The members, other than the Blockers, holding Class A Units or Class A-1 Units of E2open Holdings, are referred to in this proxy statement as the “Class A Sellers,” and the members holding Class B Units of E2open Holdings are referred to in this proxy statement as the “Class B Sellers,” and together with the Class A Sellers, the “Flow-Through Sellers.” Prior to the Closing, options to purchase one or more Class A Units or Class A-1 Units of E2open Holdings are also issued and outstanding and are either vested (the holders thereof are referred to in this proxy statement as “Vested Optionholders”) or unvested (the holders thereof are referred to in this proxy statement as “Unvested Optionholders”). For the avoidance of doubt, a single individual may be both a Vested Optionholder and an Unvested Optionholder if only a portion of such individual’s options to purchase one or more Class A Units or Class A-1 Units of E2open Holdings have vested as of the Closing.
The Business Combination Agreement provides for, among other things, the following:
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CCNB1 will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which CCNB1 will change its name to “E2open Parent Holdings, Inc.”;

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immediately following the Domestication, simultaneously, each Blocker Merger Sub will merge with and into a Blocker (collectively, the “Blocker Mergers”), resulting in the equity interests of each Blocker being converted into the right to receive a portion of the merger consideration under the Business Combination Agreement, and the owners of such equity interests in the Blockers (referred to in this proxy statement as “Blocker Sellers”) being entitled to a portion of the merger consideration under the Business Combination Agreement at the Closing, and thereafter, each of the surviving blockers will merge with and into the Company, with the Company as the surviving company (collectively, the “Buyer Mergers”), resulting in the cancellation of the equity interests of such surviving blockers and the Company directly owning all of the E2open Units previously held by the Blockers in E2open Holdings;

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immediately following the Buyer Mergers, the Company Merger Sub will merge with and into E2open Holdings, with E2open Holdings as the surviving company (the “Company Merger,” and together with the Blocker Mergers and the Buyer Mergers, the “Mergers”), resulting in (i) E2open Holdings becoming a subsidiary of the Company, (ii) the E2open Units (excluding those held by the Blockers and the Company) being converted into the right to receive a portion of the merger consideration under the Business Combination Agreement and the holders of Class A Units, Class A-1 Units and Class B Units of E2open Holdings being entitled to a portion of the merger consideration under the Business Combination Agreement at the Closing, (iii) the E2open Units held by the Company being converted into the right to receive a number of Common Units (defined herein) equal to the number of shares of Class A common stock issued and outstanding, less the number of Common Units (defined herein) received in connection with the contribution described immediately below, and a number of Series 1 RCUs (defined herein) equal to the number of shares of Series B-1 common stock (defined herein) issued and outstanding and a number of Series 2 RCUs (defined herein) equal to the number of shares of Series B-2 common stock (defined herein) issued and outstanding, and (iv) the Vested Optionholders and Unvested Optionholders becoming entitled to their portion of the merger consideration under the Business Combination Agreement, as described more fully in the subsection “— Consideration to be Received in the Business Combination”;

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CCNB1 will contribute, as a capital contribution in exchange for a portion of the E2open Units it acquired in the Company Merger, an amount of cash available after payment of the merger consideration under the Business Combination Agreement, which will be used by E2open Holdings to (i) pay in full all outstanding borrowings and other obligations under the SVB Credit Facility, (ii) pay the transaction expenses under the Business Combination Agreement, (iii) pay certain advisor fees, (iv) fund the Equityholder Representative Expense Amount, and (v) pay, if the Debt Financing is consummated prior to or at the Closing, all of the outstanding borrowings and other obligations under E2open’s existing credit agreement with Golub Capital, or if the Debt Financing is not consummated prior to or at the Closing, a portion of the outstanding borrowings and other obligations under E2open’s existing credit agreement with Golub Capital; and

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the limited liability company agreement of E2open Holdings will be amended and restated to, among other things, reflect the Company Merger and admit the Company as the managing member of E2open Holdings.

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow the Flow-Through Sellers to retain their equity ownership in E2open Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of common units of E2open Holdings issued pursuant to the Business Combination (the “Common Units”), Series 1 restricted common units of E2open Holdings (“Series 1 RCUs”) and Series 2 restricted common units of E2open Holdings (“Series 2 RCUs” and together with the Series 1 RCUs, the “Restricted Common Units”). Each Flow-Through Seller will also hold a number of shares of Class V common stock equal to the number of Common Units held by such Flow-Through Seller, which will have no economic value, but which will entitle the holder thereof to one (1) vote per share at any meeting of the shareholders of the Company. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of CCNB1 and the Blocker Sellers and Vested Optionholders will, by contrast, hold their equity ownership in the Company, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. In addition, Unvested Optionholders will hold an award of restricted share units upon satisfaction of applicable vesting conditions (the “Restricted Share Units”) representing the right to receive a number of shares of Class A common stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and CCNB1” for additional information on our organizational structure, including the Tax Receivable Agreement.
The Third Amended and Restated Limited Liability Company Agreement of E2open Holdings will provide unitholders in E2open Holdings the right to exchange Common Units, together with the cancellation of an equal number of shares of Class V common stock, for an equal number of shares of Class A common stock, subject to certain restrictions set forth therein. The Restricted Common Units held by unitholders in E2open Holdings will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described below under the heading Shareholder Proposal 2: The Business Combination Proposal — The Third Amended and Restated Limited Liability Company Agreement) and will not be exchangeable for Class A common stock or entitled to receive distributions from E2open Holdings (subject to payment of a distribution catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.
The diagrams below depict simplified versions of the current organizational structures of CCNB1 and E2open Holdings, respectively.
CCNB1 (Current Structure)

E2open (Current Structure)

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination.

Consideration to be Received in the Business Combination
Subject to the terms and conditions of the Business Combination Agreement, as a result of the Mergers, the consideration payable or issuable to the Blocker Sellers, the Flow-Through Sellers, the Vested

Optionholders and the Unvested Optionholders is set forth below. The merger consideration will be increased for the incremental EBITDA generated by certain permitted acquisitions to the extent consummated by E2open prior to the Closing.
Blocker Seller Consideration
The consideration to be received by the Blocker Sellers, other than the Blocker Sellers affiliated with Insight Partners (the “Insight Blocker Sellers”), at the Closing pursuant to the Business Combination will consist of:
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a number of shares of Class A common stock equal to (i) (A) (1) (I) the estimated merger consideration, minus (II) the Base Aggregate Cash Amount multiplied by (2) such Blocker Seller’s pro rata percentage, which will be such Blocker Seller’s pro rata percentage on a fully-diluted basis of the pro rata percentage of its Blocker, determined by multiplying 100% by the number of E2open Units held by such Blocker divided by the number of equity interests of E2open Holdings on a fully-diluted basis (each Blocker Seller’s “Blocker Seller Pro Rata Percentage”), divided by (B) $10.00, minus (ii) the estimated amount of indebtedness of such Blocker Seller’s Blocker divided by $10.00;

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a number of shares of Series B-2 common stock equal to (i) 6,000,000 multiplied by (ii) such Blocker Seller’s Blocker Seller Pro Rata Percentage;

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a number of shares of Series B-1 common stock equal to (i) 10,000,000 multiplied by (ii) such Blocker Seller’s Blocker Seller Pro Rata Percentage; and

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an amount in cash equal to (i) the Base Aggregate Cash Amount minus certain fees paid to advisors (the “Adjusted Aggregate Cash Amount”), multiplied by (ii) such Blocker Seller’s Blocker Seller Pro Rata Percentage.

The “Base Aggregate Cash Amount” will be an amount equal to (a) $700,000,000, minus (b) payments required to fund CCNB1 share redemptions in excess of $300,000,000 (plus the amount by which Available Closing Date Equity is less than the Minimum Cash Amount, in the event that E2open Holdings elects to waive the condition to Closing regarding the Minimum Cash Amount described under “— Conditions to E2open Holdings’ and the Blockers’ Obligations”), plus (c) (i) the aggregate amount of exercise price that would be paid to E2open Holdings in respect of the exercise in full of all options immediately prior to the Effective Time in accordance with the terms of the applicable option agreement with E2open Holdings pursuant to which such options were issued (the “Aggregate Option Exercise Price”) multiplied by (ii) the Cash Consideration Percentage, plus (d) (i) the sum of all participation levels assigned to each Class B Unit in E2open Holdings’ existing limited liability company agreement and the grant agreements applicable to such Class B Units (the “Aggregate Participation Levels Amount”) multiplied by (ii) the Cash Consideration Percentage.
The “Cash Consideration Percentage” means a fraction, expressed as a percentage, equal to (a) the Adjusted Aggregate Cash Amount, divided by (b) (i) the estimated merger consideration, minus (ii) certain fees paid to advisors, minus (iii) the Aggregate Option Exercise Price, minus (iv) the Aggregate Participation Levels Amount.
The Insight Blocker Sellers will receive the same consideration as set forth above, except they, together with the Insight Member on a pro rata basis proportionate to each Insight Blocker Seller’s and the Insight Member’s ownership in E2open Holdings relative to each other’s ownership, will receive an additional number of shares of Class A common stock with a value of $62,500,000 in exchange for a reduction of a corresponding amount from the Insight Blocker Sellers’ and the Insight Member’s cash proceeds.
Class A Seller Consideration
The consideration to be received by the Class A Sellers, other than the member in E2open Holdings affiliated with Insight Partners (the “Insight Member”), at the Closing pursuant to the Business Combination will consist of:
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a number of Common Units equal to (i) (A) the estimated merger consideration, minus the Base Aggregate Cash Amount multiplied by (B) such Company Class A Seller’s pro rata percentage, determined by multiplying 100% by the aggregate number of Class A Units of E2open Holdings held by such Class A Seller divided by the number of equity interest of E2open Holdings on a fully-diluted basis (each Class A Seller’s “Class A Pro Rata Percentage”), divided by (ii) $10.00;
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a number of shares of Class V common stock equal to the number of Common Units determined for such Class A Seller pursuant to the immediately preceding bullet;

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a number of Series 2 RCUs equal to (i) 6,000,000 multiplied by (ii) such Class A Seller’s Class A Pro Rata Percentage;

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a number of Series 1 RCUs equal to (i) 10,000,000 multiplied by (ii) such Class A Seller’s Class A Pro Rata Percentage; and

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an amount in cash equal to (i) the Adjusted Aggregate Cash Amount multiplied by (ii) such Class A Seller’s Class A Pro Rata Percentage.

The Insight Member will receive the same consideration as set forth above, except it, together with the Insight Blocker Sellers on a pro rata basis proportionate to each Insight Blocker Seller’s and the Insight Member’s ownership in E2open Holdings relative to each other’s ownership, will receive an additional number of Common Units with a value of $62,500,000 in exchange for a reduction of a corresponding amount from the Insight Blocker Sellers’ and the Insight Member’s cash consideration.
Class B Seller Consideration
The consideration to be received by the Class B Sellers at the Closing pursuant to the Business Combination will consist of:
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a number of Common Units equal to (i) (A) (1) the estimated merger consideration, minus (2) the Base Aggregate Cash Amount, multiplied by (B) such Class B Seller’s pro rata percentage, determined by multiplying 100% by the aggregate number of Class B Units of E2open Holdings held by such Class B Seller divided by the number of equity interests of E2open Holdings on a fully-diluted basis (each Class B Seller’s “Class B Pro Rata Percentage”), minus (3) the Aggregate Participation Levels Amount in respect of all of such Class B Units of E2open Holdings that will not be cashed out pursuant to the Business Combination Agreement, divided by (ii) $10.00;

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a number of shares of Class V common stock equal to the number of Common Units determined for the Class B Seller pursuant to the immediately preceding bullet;

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a number of Series 2 RCUs equal to (i) 6,000,000 multiplied by (ii) such Class B Seller’s Class B Pro Rata Percentage;

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a number of Series 1 RCUs equal to (i) 10,000,000 multiplied by (ii) such Class B Seller’s Class B Pro Rata Percentage; and

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an amount in cash equal to (i) the Adjusted Aggregate Cash Amount multiplied by such Class B Seller’s Class B Pro Rata Percentage, minus (ii) the Aggregate Participation Levels Amount in respect of all of the Class B Units of E2open Holdings held by such Class B Seller that will be cashed out pursuant to the Business Combination Agreement.

Vested Optionholder Consideration
The consideration to be received by Vested Optionholders at the Closing pursuant to the Business Combination will consist of:
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a number of shares of Class A common stock equal to (i) (A) (1) the estimated merger consideration, minus (2) the Base Aggregate Cash Amount, multiplied by (B) such Vested Optionholder’s pro rata percentage, determined by multiplying 100% by the aggregate number of E2open Units underlying vested options held by such Vested Optionholder divided by the number of equity interests of E2open Holdings on a fully-diluted basis (each Vested Optionholder’s “Vested Optionholder Pro Rata Percentage”), minus (C) the aggregate exercise price in respect of all of the options held by such Vested Optionholder that will not be cashed out pursuant to the Business Combination Agreement divided by (ii) $10.00;

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a number of shares of Series B-2 common stock equal to (i) 6,000,000 multiplied by (ii) such Vested Optionholder’s Vested Optionholder Pro Rata Percentage;

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a number of shares of Series B-1 common stock equal to (i) 10,000,000 multiplied by (ii) such Vested Optionholder’s Vested Optionholder Pro Rata Percentage; and

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an amount in cash equal to (i) (A) the Adjusted Aggregate Cash Amount multiplied by (B) such Vested Optionholder’s Vested Optionholder Pro Rata Percentage, minus (ii) the aggregate exercise price that would be paid to the Company in respect of all of the options held by such Vested Optionholder that will be cashed out pursuant to the Business Combination Agreement.

Unvested Optionholder Consideration
The consideration to be received by Unvested Optionholders at the Closing pursuant to the Business Combination will consist of the following which, in each case, will be subject to the same vesting terms as were applicable to the unvested options held by such Unvested Optionholder prior to the Closing:
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an award of Restricted Share Units representing the right to receive a number of shares of Class A common stock equal to (x) the aggregate value of the shares of Class A common stock and cash that such Unvested Optionholder would have received had its unvested options been vested, divided by (y) $10.00;

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a number of shares of Series B-2 common stock equal to (i) 6,000,000 multiplied by (ii) such Unvested Optionholder’s pro rata percentage, determined by multiplying 100% by the aggregate number of E2open Units underlying unvested options held by such Unvested Optionholder divided by the number of equity interests of E2open Holdings on a fully-diluted basis (each Unvested Optionholder’s “Unvested Optionholder Pro Rata Percentage”); and

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a number of shares of Series B-1 common stock equal to (i) 10,000,000 multiplied by (ii) such Unvested Optionholder’s Unvested Optionholder Pro Rata Percentage.

No fractional shares will be issued pursuant to the Business Combination Agreement. In lieu of any fractional shares that would otherwise be issuable to any Blocker Seller, any Flow-Through Seller or any Vested Optionholder, CCNB1 will pay to such Blocker Seller, the Flow-Through Seller and Vested Optionholder, as applicable, cash (rounded up to the nearest cent) in an amount equal to such fraction multiplied by $10.00.
The aggregate amount of cash that the Unvested Optionholders would have received had all unvested options been vested will be retained by CCNB1 and utilized by CCNB1 to redeem a pro rata number of shares of Class A common stock held by each Vested Optionholder at $10.00 per share and applied first to fund applicable withholding tax that was not satisfied by the cash consideration payable in respect of such Vested Optionholder’s vested options, with the remainder (if any) paid to such Vested Optionholder.
After the Closing, the share consideration to be received under the Business Combination Agreement will be adjusted to account for the Closing Cash, Final Closing Company Indebtedness, Closing Net Working Capital, Closing Transaction Expenses, the Aggregate Permitted Acquisition Price Amount and, as applicable, the Final Closing Blocker Indebtedness, which were estimated at the Closing for purposes of the payment of the merger consideration.
If the merger consideration as finally determined exceeds the estimated merger consideration, then:
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CCNB1 will issue to each Blocker Seller a number of shares of Class A common stock, plus cash in lieu of any fractional share, such that the aggregate number of shares of Class A common stock issued to such Blocker Seller pursuant to the Business Combination Agreement is equal to the number of shares of Class A common stock such Blocker Seller would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to the Blocker Sellers at the Closing;

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E2open Holdings will issue to each Class A Seller and each Class B Seller a number of Common Units, plus cash in lieu of any fractional Common Unit, such that the aggregate number of Common Units issued to each Class A Seller and Class B Seller pursuant to the Business Combination

Agreement is equal to the number of Common Units each such Class A Seller and Class B Seller would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to each such Class A Seller and Class B Seller at the Closing;
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CCNB1 will issue to each Class A Seller and Class B Seller the number of shares of Class V common stock equal to the Common Units issued to such Class A Seller and Class B Seller in the immediately preceding bullet;

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CCNB1 will issue to each Vested Optionholder, a number of shares of Class A common stock, plus cash in lieu of any fractional share, such that the aggregate number of shares of Class A common stock issued to such Vested Optionholder is equal to the number of shares of Class A common stock such Vested Optionholder would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to such Vested Optionholder at the Closing;

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CCNB1 will (i) provide that the aggregate number of shares of Class A common stock subject to the Restricted Share Units will be increased such that the aggregate number of shares of Class A common stock subject to the Restricted Share Units issued to an Unvested Optionholder is equal to the number of shares of Class A Common Stock (rounded to the nearest whole share) that would have been subject to the Restricted Share Units issued to such Unvested Optionholder on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the aggregate value of the shares of Class A common stock and cash that such Unvested Optionholder would have received had its unvested options been vested, and (ii) and contribute to the Company cash in lieu of any fractional share, for further distribution to such Unvested Optionholder; and

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E2open Holdings will issue to CCNB1 a number of Common Units equal to the number of shares of Class A Common Stock issued pursuant to the adjustment.

If the merger consideration as finally determined is less than the estimated merger consideration, then:
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CCNB1 will cancel a number of the shares of Class A common stock issued to each Blocker Seller on the Closing Date such that the aggregate number of shares of Class A common stock issued to such Blocker Seller pursuant to Business Combination Agreement and not cancelled is equal to the number of shares of Class A common stock such Blocker Seller would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to such Blocker Seller at the Closing;

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E2open Holdings will cancel a number of the Common Units issued to each Class A Seller and each Class B Seller on the Closing Date such that the aggregate number of Common Units issued to each such Class A Seller and Class B Seller pursuant to the Business Combination Agreement and not so cancelled is equal to the number of Common Units each such Class A Seller or Class B Seller would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to each such Class A Seller or Class B Seller at the Closing;

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CCNB1 will cancel a number of the shares of Class V common stock issued to each Class A Seller and Class B Seller equal to the Common Units held by each Class A Seller and Class B Seller and cancelled in the immediately preceding bullet;

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CCNB1 will cancel a number of shares of Class A common stock issued on the Closing Date to each Vested Optionholder such that the aggregate number of shares of Class A Common Stock issued to such Vested Optionholder pursuant to the Business Combination Agreement and not so cancelled is equal to the number of shares of Class A Common Stock such Vested Optionholder would have received on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the consideration payable to such Vested Optionholder at the Closing;

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CCNB1 will cancel a number of shares of Class A Common Stock subject to the Restricted Share Units issued to each Unvested Optionholder on the Closing Date such that the aggregate number of shares of Class A common stock subject to the Restricted Share Units issued to each Unvested Optionholder on the Closing Date pursuant to the Business Combination Agreement and not so cancelled is equal to the number of shares of Class A common stock (rounded to the nearest whole share) that would have been subject to the Restricted Share Units issued to such Unvested Optionholder on the Closing Date if the finally determined merger consideration, rather than the estimated merger consideration, were used for purposes of determining the aggregate value of the shares of Class A common stock and cash that such Unvested Optionholder would have received had its unvested options been vested at the Closing; and

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E2open Holdings will cancel a number of Common Units held by CCNB1 equal to the number of shares of Class A common stock canceled pursuant to the adjustment.

The amount payable to each Blocker Seller will also be adjusted as follows:
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if the estimated indebtedness of such Blocker Seller’s Blocker exceeds the amount of indebtedness of such Blocker Seller’s Blocker as finally determined, then (i) CCNB1 will issue to such Blocker Seller a number of shares of Class A common stock, plus cash in lieu of any fractional share, such that the aggregate number of shares of Class A common stock issued to such Blocker Seller pursuant to the Business Combination Agreement is equal to the number of shares of Class A common stock such Blocker Seller would have received on the Closing Date if the indebtedness of its Blocker as finally determined, rather than the estimated indebtedness of its Blocker, were used for purposes of determining the consideration payable to such Blocker Seller at the Closing and (ii) E2open Holdings will issue to CCNB1 a number of Common Units equal to the aggregate number of shares of Class A common stock issue with respect to all Blocker Sellers pursuant to the adjustment; or

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if the indebtedness of such Blocker Seller’s Blocker as finally determined exceeds the estimated indebtedness of such Blocker Seller’s Blocker, then, (i) CCNB1 will cancel a number of the shares of Class A common stock issued to each Blocker Seller on the Closing Date such that the aggregate number of shares of Class A common stock issued to such Blocker Seller pursuant to the Business Combination Agreement and not so cancelled is equal to the number of shares of Class A common stock such Blocker Seller would have received on the Closing Date if the indebtedness of such Blocker Seller’s Blocker as finally determined, rather than the estimated indebtedness of its Blocker, were used for purposes of determining the consideration payable to such Blocker Seller at the Closing and (ii) E2open Holdings will cancel a number of Common Units held by CCNB1 equal to the aggregate number of shares of Class A common stock cancelled with respect to all Blocker Sellers pursuant to the adjustment.

The adjustments made under the Business Combination Agreement are to be calculated such that the aggregate amount of equity interests (not taking into account shares of Class V common stock) issued or cancelled, as relevant, will be equal to (i) the difference between (x) the estimated merger consideration and (y) the merger consideration as finally determined divided by (ii) $10.00.
CCNB1 is unable to predict whether or to what extent the adjustment provisions will affect the consideration to be paid under the Business Combination Agreement.
The Performance Interests
As referenced above in “— Description of the Business Combination Agreement; Structure of the Business Combination” and “— Consideration to be Received in the Business Combination,” the Flow-Through Sellers, the Blocker Sellers, the Vested Optionholders, the Unvested Optionholders, CCNB1, and the Sponsor will hold a portion of their equity in connection with the Business Combination in the form of performance-based interests, which take the form of the Restricted Common Units (held by the Flow-Through Sellers and CCNB1) and shares of Class B common stock (held by the Blocker Sellers, Vested Optionholders, Unvested Optionholders and the Sponsor). The Restricted Common Units will vest and become Common Units as follows: (i) the Series 1 RCUs will vest at such time as the 5-day VWAP of the Class A common stock is at least $13.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (ii) the Series 2 RCUs will vest at such time as the 20-day VWAP of the Class A common stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (iii) any then-unvested Restricted Common Units will vest upon the consummation of a qualifying change of control of the Company or E2open Holdings and (iv) any then-unvested Restricted Common Units, to the extent the liquidation value of the Common Units, taking into account the vesting of such Restricted Common Units and payment of any relevant Catch-Up Payment (defined below), would meet the VWAP-based vesting threshold set forth in clause (i) and/or (ii) above with respect to any such Restricted Common Units, will vest upon such qualifying liquidation. The Class B common stock will convert into Class A common stock of the Company upon the vesting of the same number of Restricted Common Units held by the Company. Upon the conversion of the Restricted Common Units, or the conversion of the Class B common stock, the holder of such interest will be entitled to receive a payment equal to (i) in respect of a Restricted Common Unit, the amount of ordinary distributions paid on a Common Unit from the Closing through (but not including) the date such Restricted Common Unit converts into a Common Unit and (ii) in respect of a share of Class B common stock, the amount of dividends declared on a share of Class A common stock beginning at the Closing and ending on the day before the date such share of Class B common stock converts into a share of Class A common stock (such payments are referred to herein as “Catch-Up Payments”). If any of the Restricted Common Units do not vest on or before the 10-year anniversary of the Closing Date (or such earlier date as indicated in the Charter and the Third Amended and Restated Limited Liability Company Agreement), such units and the associated shares of Class B common stock will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payments. The Restricted Common Units are further described herein under the heading “  — Third Amended and Restated Limited Liability Company Agreement” and the Restricted Sponsor Shares are further described herein under the heading “  — Sponsor Side Letter Agreement.”
Representations and Warranties
The Business Combination Agreement contains representations and warranties of CCNB1 and the Merger Subs, E2open Holdings and the Blockers, certain of which are qualified by materiality, material adverse effect, knowledge and other similar qualifiers and may be further modified and limited by the disclosure schedules. See “— Material Adverse Effect” below.
Under the Business Combination Agreement, E2open Holdings has made customary representations and warranties, including those relating to: organization, standing, qualification, power and authority, and execution, delivery, and enforceability of the Business Combination Agreement and the Ancillary Agreements; no conflict and consents; capitalization of E2open Holdings and E2open Holdings’ subsidiaries; financial statements and undisclosed liabilities; no material adverse effect; absence of certain developments; compliance with laws and permits; affiliate transactions; litigation; taxes; intellectual property; employee and employee benefits; labor; environmental matters; material contracts; real property; insurance; brokers’ and finders’ fees; information supplied; title to and sufficiency of assets; and trade and anti-corruption compliance.
Under the Business Combination Agreement, the Blockers have made customary representations and warranties, including those relating to: organization, standing, power and authority, and execution, delivery and enforceability of the Business Combination Agreement and the Ancillary Agreements; no conflict and consents; capitalization and ownership; information supplied; litigation; brokers’ and finders’ fees; foreign status; affiliate transactions and tax matters.
Under the Business Combination Agreement, CCNB1 and the Merger Subs made customary representations and warranties, including those relating to: organization, standing, qualification, power and authority, and execution, delivery and enforceability of the Business Combination Agreement and the Ancillary Agreements; no conflict and consents; capitalization; information supplied; litigation; brokers’ and finders’ fees; CCNB1’s trust account; SEC documents and financial statements; listing; investment company and emerging growth company status; compliance with laws; business activities; organization of the Merger Subs; and financing.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of CCNB1 and its subsidiaries are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. In addition, the obligation of CCNB1 and the Merger Subs to consummate the Closing is conditioned upon there having been no Material Adverse Effect. A “Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Group Companies, taken as a whole, to perform their respective obligations and to consummate the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries or markets in which the Group Companies operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case effected after the Effective Date; (iii) any failure of any Group Company to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any change in the financial, banking, or securities markets; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of god; (vii) any national or international political conditions in any jurisdiction in which the Group Companies conduct business; (viii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (ix) any consequences arising from any action (A) taken by a party required by the Business Combination Agreement (other than the Group Companies’ compliance with certain covenants of the Group Companies to operate in the Ordinary Course of Business, maintain intact their respective businesses in all material respects and preserve their existing relationships with material customers, suppliers and distributors, and other material business relations), (B) taken by any Group Company at the express direction of CCNB1, the Sponsor or any Affiliate thereof or (C) not taken by E2open Holdings in compliance with certain covenants of the Group Companies described in the subsection “— Covenants of E2open Holdings and the Blockers” as a result of CCNB1’s failure to consent to such action pursuant to Section 7.1 of the Business Combination Agreement; (x) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); (xi) any failure in and of itself to complete one or more Permitted Acquisitions once the definitive agreement with respect thereto has been executed (it being understood that the underlying event, circumstance or state of facts with respect to the Group Companies giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or (xii) the announcement or pendency of the transactions contemplated hereby; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii), (viii) and (x) may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Group Companies operate.
Closing and Effective Time of the Business Combination
The closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) will take place by conference call and by exchange of signature pages by email or other electronic transmission at 9:00 a.m., Eastern Time, on (a) the fourth (4th) Business Day after the conditions described below under the section entitled “— Closing Conditions” have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or (b) such other date and time as the Parties mutually agree; provided, however, that the Closing will occur no earlier than the first Business Day that is at least 45 days after the Effective Date without the written consent of E2open Holdings.
Survival
Under the Business Combination Agreement and in any certificate delivered pursuant thereto, the parties to the agreement made or will make customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement and in any certificate delivered pursuant thereto do not survive the Closing. In addition, the parties to the Business Combination Agreement made covenants and agreements that are customary for transactions of this type. The covenants and agreements made under the Business Combination generally will not survive the Closing, subject to exceptions, including, among others, certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing. None of the provisions in the Business Combination Agreement is to be deemed a waiver by any party to the Business Combination Agreement of any right or remedy which such party may have at Law or in equity in the case of Fraud.
Covenants of the Parties
Covenants of CCNB1
CCNB1 made certain covenants in the Business Combination Agreement, including, among others, the following:
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to not amend or otherwise modify any of its Governing Documents or the Trust Agreement or to not withdraw any funds from the Trust Account, other than as permitted by the Trust Agreement or CCNB1’s organizational documents;

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subject to certain exceptions, to not take certain actions with respect to tax matters;

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subject to certain exceptions, to not issue or sell, or authorize to issue or sell, any of its equity interests, or to not issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or to not enter into any contract with respect to the issuance or sale of, any of its equity interests or those of any Merger Sub;

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subject to certain exceptions, declare, set aside or pay any dividend or make any other distribution or return of capital (whether in cash or in kind) to its equityholders;

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subject to certain exceptions, to not split, combine, redeem or reclassify any of its equity interests;

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subject to certain exceptions and limitations, to not incur any indebtedness, make any loans, advances or capital contributions to or investments in any person, or amend or modify any indebtedness;

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to not commit to making or make or incur any capital commitment or capital expenditure (or series of capital commitments or capital expenditures);

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to not enter into certain transactions or contracts with a related party;

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to not waive, release, assign, settle or compromise certain pending or threatened proceedings;

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to not buy, purchase or otherwise acquire, directly or indirectly, any material portion of assets, securities, properties, interests or businesses of any person;

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to not enter into any new line of business; or

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to not agree or commit in writing to do any of the foregoing.

In addition, CCNB1 made certain customary covenants and agreements in the Business Combination Agreement, including, among others, the following:
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to, prior to the Domestication, use reasonable best efforts to ensure the Class A ordinary shares continue to be listed on the Stock Exchange and to use reasonable best efforts to cause the Class A common stock to be listed on the stock exchange;

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to, as promptly as reasonably practicable after the date of the Business Combination Agreement (and in any event on or prior to the 10th Business Day following E2open Holdings’ delivery of the financial statements required to be provided under the Business Combination Agreement) prepare and file the registration statement of which this proxy statement/prospectus forms a part with the SEC;

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to, take all actions in accordance with applicable law, CCNB1’s organizational documents and the rules of the Stock Exchange to duly call, give notice of, convene and promptly hold the Buyer Shareholder Meeting, which meeting will be held not more than 25 days after the date on which CCNB1 completes the mailing of this definitive proxy statement/final prospectus to CCNB1’s Shareholders, and to recommend the adoption of the Business Combination Agreement and the Buyer Shareholder Voting Matters; and

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subject to certain exceptions, prior to the earlier of the Closing or the termination of the Business Combination Agreement, to not together with its Affiliates, and to cause its representatives not to, directly or indirectly, solicit, initiate or take any action to knowingly facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from CCNB1, the Sponsor, any Person or group of Persons other than E2open Holdings and its equityholders that may constitute, or would reasonably be expected to lead to, a Buyer Competing Transaction; enter into, participate in, continue or otherwise engage in, any discussions or negotiations regarding a Buyer Competing Transaction; commence due diligence with respect to any Person, in all cases for the purpose of assisting with or facilitating, or that would otherwise reasonably be expected to lead to, a Buyer Competing Transaction; approve, endorse or recommend any Buyer Competing Transaction; or enter into a Buyer Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Buyer Competing Transaction or publicly announce an intention to do so.

Covenants of E2open Holdings and the Blockers
E2open Holdings and the Blockers each made certain covenants in the Business Combination Agreement, including, among others, the following covenants related to the following:
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to conduct and operate their business in the ordinary course of business and maintain intact their respective businesses in all material respects and preserve their existing relationships with material customers, suppliers and distributors, and other material business relations;

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to not amend any of their organizational documents;

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to not make any material changes to their financial or tax accounting methods, principles or practices or change to an annual accounting period, other than as required by GAAP or applicable law;

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subject to certain exceptions, to not take certain actions with respect to tax matters;

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subject to certain exceptions, to not issue or sell, or authorize to issue or sell, any of their equity interests or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any contract with respect to the issuance or sale of, any of their equity interests, or, in respect of E2open Holdings, amend the terms of (including the vesting of) its options;

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subject to certain exceptions, to not declare, set aside or pay any dividend or make any other distribution;

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to not split, combine, redeem or reclassify, or purchase or otherwise acquire, any of their equity interests;

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subject to certain exceptions, to not incur, assume, guarantee or otherwise become liable or responsible for any indebtedness, to not make any loans, advances or capital contributions to, or investments in any person, or to not amend or modify any indebtedness;

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to not cancel or forgive any indebtedness in excess of a certain threshold;

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subject to certain exceptions, to not commit to or authorize certain capital expenditure above certain thresholds;

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subject to certain exceptions, including operations in the Ordinary Course of Business, with respect to the Group Companies, to not enter into any material amendment of any material contract or material lease, enter into any contract that would be a material contract or material lease if entered into prior to the date of the Business Combination Agreement, or voluntarily terminate any material contract or material lease, and with respect to any Blocker, to not enter into any written amendment of any material contract, enter into any contract that would be a contract that is material to such Blocker if entered into prior to the date of the Business Combination Agreement, or voluntarily terminate any contract that is material to such Blocker;

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subject to certain exceptions, to not enter into, renew, modify or revise any affiliate transaction;

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subject to certain exceptions, with respect to E2open Holdings, to not sell, lease, exclusively license, assign, transfer, permit to lapse, abandon, or otherwise dispose of any of its properties or assets that are material to its business, taken as a whole;

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to not adopt or effect any plan of complete or partial liquidation, dissolution, recapitalization or reorganization;

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subject to certain exceptions, to not grant or otherwise create or consent to the creation of any Lien on any of their material assets or leased real property;

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to not waive, release, assign, settle or compromise certain proceedings above certain thresholds or that grant material injunctive or other equitable relief or that impose any material restrictions on the operations of any Blocker or any Group Company;

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subject to certain exceptions, to not make, increase, decrease, accelerate or grant any compensation or benefits to employees above certain thresholds;

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subject to certain exceptions, to not pay or promise to pay, grant or fund, accelerate or announce the grant or award of any equity or equity-based incentive awards, retention, sale, change-in-control or other discretionary bonus, severance or other similar compensation or benefits;

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subject to certain exceptions, to not establish, modify, amend, terminate or enter into, commence participation in, or adopt any employee benefit plan;

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to not hire, engage, furlough, temporarily lay off or terminate (other than for cause) any individual with annual base compensation in excess of a certain threshold;

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negotiate, modify, extend or enter into any collective bargaining agreement or recognize or certify any labor organization as bargaining representative for any employees of the Group Companies;

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to not implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;

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to not waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor, or enter into any agreement that restricts the ability of the Blockers or the Group Companies, as applicable, to engage or compete in any line of business in any respect material to any business of the Blockers or the Group Companies, as applicable;

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subject to certain exceptions, to not acquire the business, properties or assets, including equity interests of another person;

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to not enter into a new line of business;

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to not make any material change to any cash management practices; or

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to not agree or commit in writing to do any of the foregoing.

In addition, E2open Holdings made certain customary covenants and agreements in the Business Combination Agreement, including, among others, the following:
•
subject to certain exceptions, prior to the earlier of the Closing or the termination of the Business Combination Agreement, to not together with its Affiliates, and to cause its representatives not to, directly or indirectly, solicit, initiate or take any action to knowingly facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than CCNB1 and the Sponsor (and their respective representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or would reasonably be expected to lead to, a Competing Transaction, enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; furnish (including through any virtual data room) any information relating to the Blockers or E2open Holdings or any of its subsidiaries or any of their assets or businesses, or afford access to the assets, business, properties, books or records of the Blockers or E2open Holdings or any of its subsidiaries to a Competing Buyer, in all cases for the purpose of assisting with or facilitating, or that would otherwise reasonably be expected to lead to, a Competing Transaction;
•
approve, endorse or recommend any Competing Transaction; or

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enter into a Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Competing Transaction or publicly announce an intention to do so.

Mutual Covenants
Each party made certain mutual covenants under the Business Combination Agreement, including, among others, the following:
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each of the parties will cooperate and use reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and made effective, in the most expeditious manner practicable, the transactions contemplated by the Business Combination Agreement;

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each of the Parties will (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated by the Business Combination Agreement to be filed no later than 20 Business Days after the Effective Date, (ii) request early termination of the waiting period relating to such HSR Act filings, (iii) make an appropriate response to any requests for additional information and documentary material made by a Governmental Entity pursuant to the HSR Act, and (iv) otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated by the Business Combination Agreement as soon as practicable;

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in the event E2open Holdings elects to obtain a written waiver, consent or other amendment to its existing credit agreement with Golub Capital permitting the transactions contemplated by the Business Combination Agreement, or otherwise waive any breach of the existing credit agreement with Golub Capital or Event of Default (as defined in the credit agreement with Golub Capital) that may be deemed to occur as a result of the consummation of the transactions contemplated by the Business Combination Agreement, in lieu of pursing the Debt Financing or Alternative Debt Financing, it agrees to promptly engage with CCNB1 in respect of the proposed terms thereof an consider in good faith all comments made by CCNB1;

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subject to certain exceptions, none of the parties will and each party will cause its Affiliates not to, make or issue any public release or public announcement concerning the transactions contemplated by the Business Combination Agreement without the prior written consent of CCNB1, in the case of E2open Holdings, the Blockers and the Equityholder Representative, or the prior written consent of the E2open Holdings, in the case of CCNB1 or the Merger Subs, which consent, in each case, will not be unreasonably withheld, conditioned or delayed; and

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among other tax-related covenants, the parties will (i) cooperate, as and to the extent reasonably requested by each other party, in connection with the preparation and filing of tax returns and any examination or other proceeding with respect to taxes and (ii) not take any action or fail to take any action that would reasonably be expected to cause any of the Blocker Mergers, together with the corresponding Buyer Merger, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Closing Conditions
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to effect the Business Combination and the other transactions contemplated by the Business Combination Agreement are subject to the satisfaction or written waiver, at or prior to the Closing of the following conditions:
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the waiting period (or any extension thereof) applicable to the consummation of the transactions contemplated by the Business Combination Agreement shall have expired or been terminated;

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there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby;

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the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the NYSE Proposal by CCNB1 shareholders;

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this Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to this Form S-4, and no proceeding seeking such stop order shall have been threatened or initiated by the SEC that remains pending; and

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the Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and CCNB1 shall have adopted the Bylaws.

Conditions to CCNB1 and the Merger Subs’ Obligations
The obligations of CCNB1 and each Merger Sub to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement are subject to the satisfaction or written waiver, at or prior to the Closing of the following conditions, among others:
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the representations and warranties of the Group Companies and the Blockers set forth in the Business Combination Agreement shall be true and correct as of the Closing Date as though then made (or if such representation and warranty relates to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, where failure of the representations or warranties to be true and correct, when taken as a whole, would not have a Material Adverse Effect (other than with respect to certain fundamental representations, which must be true and correct in all respects, except, in each case, for immaterial inaccuracies);

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no Material Adverse Effect (as defined therein) shall have occurred since the Effective Date;

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E2open Holdings and each Blocker shall have delivered to CCNB1 a duly executed officer’s certificate from an authorized person of E2open Holdings and each Blocker, in each case, certifying satisfaction of certain conditions set forth in the Business Combination Agreement; and

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that the Available Closing Date Equity equal or exceed the Minimum Cash Amount, less $100,000,000.

Conditions to E2open Holdings’ and the Blockers’ Obligations
The obligations of E2open Holdings and each Blocker to consummate the Business Combination and the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or written waiver by the Company, at or prior to the Closing of the following conditions, among others:
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representations and warranties of CCNB1 set forth in the Business Combination Agreement shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, where failure of the representations or warranties to be true and correct would not have a material adverse effect on CCNB1 (other than with respect to certain fundamental representations, which must be true and correct in all respects, except, in each case, for immaterial inaccuracies);

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CCNB1 shall have delivered to E2open Holdings a duly executed officer’s certificate from an authorized person of CCNB1 certifying satisfaction of certain conditions set forth in the Business Combination Agreement;

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that the Available Closing Date Equity equal or exceed the Minimum Cash Amount;

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any CCNB1 share redemptions shall have been completed in accordance with the terms of the Business Combination Agreement, CCNB1’s governing documents, the Trust Agreement and this Form S-4;

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CCNB1 shall have used reasonable best efforts to have made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company to have all of the remaining funds from the Trust Account available to E2open Parent Holdings; and

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the Class A common stock shall be listed on the Stock Exchange.

Termination
The Business Combination Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Closing as follows:
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by mutual written consent of E2open Holdings and CCNB1;

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by either E2open Holdings or CCNB1 by written notice to the other party, if any governmental entity has enacted any law that has become final and non-appealable and has the effect of making the consummation of the transactions contemplated by the Business Combination Agreement illegal, or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated by the Business Combination Agreement; provided that this right to terminate is not available to a party whose breach of any representation, warranty, covenant or agreement in the Business Combination Agreement results in or causes such final, non-appealable order or other action;

•
by either E2open Holdings or CCNB1, by written notice to the other party if the consummation of the transactions contemplated by the Business Combination Agreement shall not have occurred on or before April 14, 2021 (the “Outside Date”); provided that the terminating party is not in material breach of the Business Combination Agreement;

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by E2open Holdings, if CCNB1 or any Merger Sub breaches in any material respect any of its representations or warranties or breaches or fails to perform in any material respect any of its covenants such that certain conditions to the obligations of E2open Holdings and the Blockers to consummate the Closing, as described in the section entitled “— Closing Conditions” above, are not capable of being satisfied and the breach (or breaches) is (or are) not cured or cannot be cured by the earlier of (i) the Outside Date and (ii) 30 business days after written notice thereof and E2open Holdings has not waived such breach or failure in writing; provided that this right to terminate will not be available if E2open Holdings, any Blocker or the Equityholder Representative is in material breach of the Business Combination Agreement;

•
by CCNB1, if E2open Holdings or any Blocker breaches in any material respect any of their representations or warranties or E2open Holdings, any Blocker or the Equityholder Representative breaches or fails to perform in any material respect any of their covenants such that certain conditions to the obligations of CCNB1 and the Merger Subs to consummate the Closing, as described in the section entitled “— Closing Conditions” above, are not capable of being satisfied and the breach (or breaches) is (or are) not cured or cannot be cured by the earlier of (i) the Outside Date and (ii) 30 business days after written notice thereof and CCNB1 has not waived such breach or failure in writing; provided that this right to terminate will not be available if CCNB1 or any Merger Sub is in material breach of the Business Combination Agreement; and

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by CCNB1 if the written consent of certain holders of E2open Units approving the Business Combination Agreement and the transactions contemplated thereby or any consent of the Blocker Sellers approving the Business Combination Agreement and the transactions contemplated thereby shall not have been obtained and delivered to CCNB1 within one day of the Effective Date. E2open

Holdings and the Blockers delivered such consents to CCNB1 on October 15, 2020, so this right to terminate is no longer available to CCNB1.
Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and ancillary agreements, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. However, if the Closing occurs, then E2open will pay or cause to be paid, all unpaid transaction expenses as of such time (including expenses of the Sponsor, CCNB1, E2open Holdings and its subsidiaries, the Blockers, the Equityholder Representative and the holders of E2open Units (other than the Blockers)); provided, that if the aggregate amount of fees, costs and expenses incurred by CCNB1 and the Sponsor and in connection with the Debt Financing are in excess of $63,000,000, the aggregate fees, costs and expenses incurred in excess of such amount will not be considered transaction expenses for the purposes of calculating the consideration to be paid in connection with the Business Combination.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware; provided that any right or obligation with respect to any Debt Financing Source will be governed by and construed in accordance with the laws of the State of New York.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by each of CCNB1, E2open Holdings and the Equityholder Representative.
Certain Agreements Related to the Business Combination
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. CCNB1’s shareholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.
Third Amended and Restated Limited Liability Company Agreement
Concurrently with the completion of the Business Combination, the existing second amended and restated limited liability company agreement of E2open Holdings will be further amended and restated in its entirety to become the Third Amended and Restated Limited Liability Company Agreement, in substantially the form attached as Annex J to this proxy statement/prospectus.
Rights of the Units
The Common Units will be entitled to share in the profits and losses of E2open Holdings and to receive distributions as and if declared by the managing member of E2open Holdings and will have no voting rights.
The Restricted Common Units will be subject to performance-based restrictions and will not be entitled to share in any profits or losses of E2open Holdings until the occurrence of an applicable vesting event with respect to such Restricted Common Unit, and upon the conversion date such Restricted Common Unit will convert into a Common Unit.
The Restricted Common Units will vest and become Common Units as follows: (i) the Series 1 RCUs will vest at such time as the 5-day VWAP of the Class A common stock is at least $13.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (ii) the Series 2 RCUs will vest at such time as the 20-day VWAP of the Class A common stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (iii) any then-unvested Restricted Common Units will vest upon the consummation of a qualifying change of control of the Company or Sponsor and (iv) any then-unvested Restricted Common Units, to the extent the liquidation value of the Common Units, taking into account the vesting of such Restricted Common Units and payment of any relevant Catch-Up Payment, would meet the VWAP-based vesting threshold set forth in clause (i) and/or (ii) above with respect to any such Restricted Common Units, will vest upon such qualifying liquidation. Upon the conversion of a Restricted Common Unit, the holder of such Restricted Common Unit will be entitled to receive a payment equal to the amount of ordinary distributions paid on a Common Unit from the Closing through (but not including) the date such Restricted Common Unit converts into a Common Unit. If any of the Restricted Common Units do not vest on or before the 10-year anniversary of the Closing Date (or such earlier date as indicated in the Charter), such units will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payments.
The Third Amended and Restated Limited Liability Company Agreement will contain provisions which require that a one-to-one ratio is maintained between interests held by the Company in E2open Holdings and the common stock outstanding in the Company, subject to certain exceptions (including in respect of management equity which has not been settled in Company common stock). In addition, the Third Amended and Restated Limited Liability Company Agreement will permit the Company, in its capacity as the managing member of E2open Holdings, to take actions to maintain such ratio, including in connection with stock splits, combinations, recapitalizations and exercises of the Common Unit holders’ exchange rights (described below).
The Company, as the managing member of E2open Holdings, will have the authority to create new equity interests in E2open Holdings and establish the rights and privileges of such interests.
Management
The Company, as the managing member of E2open Holdings, will have the sole authority to manage the Company in accordance with the Third Amended and Restated Limited Liability Company Agreement and applicable law. The managing member will solely manage the business, property and affairs of E2open Holdings, and the managing member cannot be removed or replaced except by the incumbent managing member.
Distributions
The Third Amended and Restated Limited Liability Company Agreement will provide distributions at such time and on such terms as determined by the Company as well as quarterly tax distributions, in each case payable in accordance with the Third Amended and Restated Limited Liability Company Agreement, to the holders of Common Units on a pro rata basis based upon, with respect to tax distributions, an agreed-upon formula related to the taxable income of E2open Holdings allocable to holders of Common Units. Generally, these tax distributions will be computed based on the Company’s estimate of the taxable income of E2open Holdings allocable to each holder of Common Units (based on certain assumptions) multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for a U.S. corporation organized under the laws of the State of Delaware, taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information and the character of E2open Holdings’ income, subject to various adjustments. In addition, to the extent necessary to enable a holder of Common Units to pay its income tax liability attributable to its ownership of Common Units, such holder may elect to receive additional non-pro rata tax distributions, which will reduce the number of Common Units owned by such holder and be calculated based on an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate applicable to an individual resident in New York, NY, taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information and the character of E2open Holdings’ income, subject to various adjustments. Except as described in the immediately preceding sentence, distributions, including tax distributions, will be made to holders of Common Units on a pro rata basis.

Upon the liquidation or winding up of E2open Holdings, all net proceeds thereof will be distributed one hundred percent (100%) to the holders of Common Units, pro rata based on their percentage ownership, including to the extent Restricted Common Units are converted into Common Units as a result of such liquidation event triggering a vesting event in respect of Restricted Common Units.
Transfer Restrictions
The Third Amended and Restated Limited Liability Company Agreement will contain restrictions on transfers of units and will require the prior consent of the managing member for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Common Units for Class A common stock after the termination of the six-month Lock-Up Period included in the Investor Rights Agreement.
Exchange of Common Units for Class A Common Stock
Holders of Common Units will, from and after the six-month anniversary of the Closing, up to once per calendar quarter in the aggregate (and in the case of the Insight Member, twice per calendar quarter in the aggregate), be able to exchange all or any portion of their Common Units, together with the cancellation of an equal number of shares of Class V common stock, for a number of shares of Class A common stock equal to the number of exchanged Common Units by delivering a written notice to E2open Holdings, with a copy to the Company; provided, that no holder of more than 100,000 Common Units will be able to exchange less than 100,000 Common Units in any single exchange, and no holder of less than 100,000 Common Units will be able to exchange less than fifty percent (50%) of the Common Units held by such holder, in each case unless exchanging all of the Common Units held by such holder at such time, and subject in each case to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges. Notwithstanding the foregoing, the Company will be permitted, at its sole discretion, in lieu of delivering shares of Class A common stock for any Common Units surrendered for exchange, to pay an amount in cash per Common Unit equal to the 5-day VWAP of the Class A common stock ending on the day such measurement is made.
Exchange Ratio
For each Common Unit exchanged, one share of Class V common stock will be canceled and one share of Class A common stock will be issued to the exchanging member. The exchange ratio will be adjusted for any subdivision (split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Common Units that is not accompanied by an identical subdivision or combination of the Class A common stock or by any such subdivision or combination of the Class A common stock that is not accompanied by an identical subdivision or combination of the Common Units. If the Class A common stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Common Unit holder will be entitled to receive such security, securities or other property.
Restrictions on Exchange
The Company will be permitted to limit the rights of holders of Common Units to exchange their Common Units under the Third Amended and Restated Limited Liability Company Agreement if the Company determines in good faith that such restrictions are necessary so that E2open Holdings will not be classified as a “publicly traded partnership” under applicable tax laws and regulations.
Expenses
E2open Holdings will reimburse all of the Company’s expenses in connection with its ownership and management of E2open Holdings and its business (other than certain expenses, such as income taxes and payment obligations under the Tax Receivable Agreement).
The form of the Third Amended and Restated Limited Liability Company Agreement is attached to this proxy statement/prospectus as Annex J and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Tax Receivable Agreement
Concurrently with the completion of the Business Combination and as a condition precedent to the Closing, the Company will enter into the Tax Receivable Agreement with the Blocker Sellers and the Flow-Through Sellers who deliver a counterpart signature page thereto at or prior to the Closing and the Blocker Sellers, in substantially the form attached as Annex I to the proxy statement/prospectus. Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Flow-Through Sellers and/or Blocker Sellers as applicable, 85% of the tax savings that the Company realizes resulting from increases in tax basis in E2open Holdings’ assets as a result of the sale of E2open Units for the consideration paid pursuant to the Business Combination Agreement, and the future exchange of the Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.
Investor Rights Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Investor Rights Agreement with the Insight Blocker Sellers, the Insight Member, one or more entities beneficially owning 100% of the outstanding membership interests of the Elliott Eagle Blocker in the aggregate (it being understood that such entities will either be the Elliott Blocker Owners or Affiliates thereof) (the “Elliott Equityholders”), the PDI Blocker Owners and an affiliate of Performance Equity Management that is a Flow-Through Seller, the Sponsor, the Founder Holders and CCNB1 Independent Directors (each as defined therein), in substantially the form attached as Annex G to the proxy statement/prospectus.
Director Appointment.   Under the Investor Rights Agreement, subject to certain step down provisions, the Insight Member (as defined below) will have the right to nominate the IVP Directors (one of which is expected to be designated following the Closing) and CC Capital, on behalf of the Sponsor, will have the right to nominate the Sponsor Directors. Two of the three IVP Directors, the five Sponsor Directors and the CEO Director, will comprise the Company Board appointed in connection with the Domestication. Three Sponsor Directors will be nominated as Class I directors with terms ending at the Company’s 2021 annual meeting of stockholders; two IVP Directors and one Sponsor Director will be nominated as Class II directors with terms ending at the Company’s 2022 annual meeting of stockholders; and one IVP Director, one Sponsor Director and the CEO Director will be nominated as Class III directors with terms ending at the Company’s 2023 annual meeting of stockholders.
Voting.   For the duration of the Standstill Period (as defined below), the Sponsor, the Founder Holders and each of the Insight Blocker Sellers and the Elliott Equityholders will agree to vote all of their respective shares of Class A common stock and Class V common stock, as applicable, in favor of the nominees recommended by the Company Board.
Lock-Up.   The IRA Parties will agree not to transfer any Lock-Up Shares (as defined therein), between the Closing Date and the Lock-Up Period, subject to certain customary exceptions.
Standstill.   The Sponsor, the Founder Holders and each of the Insight Blocker Sellers and the Elliott Equityholders will agree that until the date that is the later of (a) one year after the Closing Date and (b) the date of the Company’s 2022 annual meeting of stockholders (the “Standstill Period”), they will not (i) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Company in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board or its nominating committee or in opposition of any individual nominated by the Company pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Company Board (or its nominating committee) (other than by making a non-public proposal or request to the Company Board or its nominating committee in a manner which would not require the Company Board or Company to make any public disclosure), (iii) take certain actions contrary to the governance structure of the

Company other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Company, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.
Registration Rights.   The Investor Rights Agreement will amend and restate the Original Registration Rights Agreement.
Under the Investor Rights Agreement, the Founder Holders, the Insight Blocker Sellers, the Elliott Equityholders and the Sponsor (or its successors in interest, including acting through the Sponsor Representative) (collectively, the “IRA Parties”) will be entitled to make unlimited written requests that the Company register the resale of any or all of their Class A common stock on Form S-3 and any similar short-form registration that may be available at such time as a “shelf registration” in an underwritten offering, so long as such demand is for at least $10,000,000 in shares of Class A common stock or all registrable securities held by the requesting IRA Party. Subject to certain customary exceptions, if any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, the Company will give notice to the relevant security holders party to the Investor Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the sale of such number of Class A common stock as requested by such security holders in writing, subject to customary cutbacks in an underwritten offering. Any other security holders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The Company has customary rights to postpone any registration statements for certain events. If the registration is through an underwritten offering, certain of the Company’s securityholders will agree to lockup restrictions on the same basis as the Company’s directors and executive officers.
Under the Investor Rights Agreement, the Company will agree to indemnify the security holders and each underwriter and each of their respective controlling persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell shares of Class A common stock, unless such liability arose from their misstatement or omission, and the security holders will agree to indemnify the Company and its officers and directors and controlling persons against all losses caused by their misstatements or omissions in those documents.
Information Access.   The Company agrees that the Board may share any information concerning the Company and its subsidiaries received by the Board with the Sponsor, Founder Holders, the Insight Member and the Insight Blocker Sellers.
Transfers.   The Sponsor, the Founder Holders, the Insight Member, the Insight Blocker Sellers and the Elliott Equityholders and the other parties to the Investor Rights Agreement will not be able to transfer shares beneficially owned or otherwise held by them prior to the termination of the six-months lock-up period, subject to certain customary exceptions including:
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transfers to permitted transferees, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; and

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in the case of an individual, to a charitable organization, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order.

Termination. The director appointment rights under the Investor Rights Agreement will terminate as to (a) the Insight Member, when the IVP Equityholders no longer have the right to appoint a director (which occurs when the IVP Equityholders own less than the greater of 33% of the economic interests in the Company that the IVP Equityholders owned immediately after the Closing and 2% of the voting securities of the Company), and (b) as to CC Capital (on behalf of the Sponsor), when CC Capital no longer has the right to appoint a director (which occurs when CC Capital owns less than 17% of the economic interests in the Company that it owned immediately after the Closing). The voting agreement and standstill will terminate at the date that is the later of (a) one year after the Closing Date and (b) the date of the Company’s 2022 annual meeting of stockholders. The registration rights in the Investor Rights Agreement will terminate as to each holder of shares of the Company’s common stock when such holder ceases to hold any such common stock of the Company or securities exercisable or exchangeable for such common stock.

The form of Investor Rights Agreement is attached to this proxy statement/prospectus as Annex G and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Lock-Up Agreement
In connection with the execution of the Business Combination Agreement, the parties agreed that certain directors, officers and employees of the Company not party to the Investor Rights Agreement (the “Lock-Up Parties”) will enter into a Lock-Up Agreement with the Company at the Closing, pursuant to which the Lock-Up Parties will not be able to transfer shares beneficially owned or otherwise held by them prior to the termination of the six-month lock-up period, subject to certain customary exceptions including:
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transfers to permitted transferees, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; and

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to a charitable organization, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order.

E2open Holdings has also agreed to use its reasonable best efforts to deliver at Closing Lock-Up Agreements duly executed by each E2open Seller not party to the Investor Rights Agreement. The Lock-Up Agreement is attached to this proxy statement/prospectus as Annex K and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Sponsor Side Letter Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor, the Founder Holders, and CCNB1 Independent Directors entered into the Sponsor Side Letter Agreement with CCNB1, a copy of which is attached as Annex B to this proxy statement/prospectus. Under the Sponsor Side Letter Agreement, 2,500,000 Class B ordinary shares of CCNB1 held by the Sponsor Parties will be automatically converted into the Restricted Sponsor Shares. The Restricted Sponsor Shares will automatically convert into shares of Class A common stock upon the 5-day VWAP of the Class A common stock being at least $13.50 per share (subject to adjustment). Upon conversion of the Restricted Sponsor Shares, the holder of each such Restricted Sponsor Shares will be entitled to receive a payment equal to the amount of dividends declared on a share of Class A common stock beginning at the Closing and ending on the day before the date such Restricted Sponsor Share converts into a share of Class A common stock. If any of the Restricted Sponsor Shares do not convert prior to the 10-year anniversary of the Closing Date, such Restricted Sponsor Shares will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payment in respect of such Restricted Sponsor Shares.
The Sponsor Side Letter Agreement is attached to this proxy statement/prospectus as Annex B and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Subscription Agreements
CCNB1 entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and CCNB1 agreed to issue and sell to such investors, an aggregate of 69,500,000 shares of Class A common stock at $10.00 per share for gross proceeds of $695,000,000 on the Closing Date, $24,500,000, $15,300,000, and $8,700,000 of which will be funded by CC Capital, NBOKS, and NBOKS Co-Invest, respectively. The Class A common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. CCNB1 has agreed to register the resale of the Class A common stock issued to PIPE Investors pursuant to a registration statement that must be filed within 30 days after the consummation of the Business Combination. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.

The closings under the Subscription Agreements will occur substantially concurrently with the Closing and are conditioned on such closing and on other customary closing conditions. The Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) the termination of the Business Combination Agreement in accordance with its terms without being consummated, (ii) the mutual written agreement of the parties thereto and the Company, (iii) 30 days after April 14, 2021 if the Closing has not occurred by such date, (iv) if any of the conditions to the closing are not satisfied or waived on or prior to the Closing (and if the failure to so satisfy such condition is capable of being cured prior to the Closing, such failure will not have been cured by the earlier of (x) thirty calendar days following receipt of written notice from the party claiming such condition has not been satisfied or (y) April 14, 2021), and (v) by written notice to a PIPE Investor by CCNB1 if the Business Combination Agreement is amended, supplemented or otherwise modified in a manner that materially adversely affects such PIPE Investor. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce each PIPE Investor’s obligation to fund pursuant to each Subscription Agreement.
The Form of the Subscription Agreement is attached to this proxy statement/prospectus as Annex H and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Forward Purchase Agreement and Forward Purchase Agreement Side Letter
In connection with the IPO, CCNB1 entered into the Forward Purchase Agreement with NBOKS, which provides for the purchase of up to the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). In connection with the Business Combination Agreement, NBOKS and CCNB1 entered into the FPA Side Letter, whereby NBOKS confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Securities in connection with the Business Combination. The Forward Purchase will be made regardless of whether any Redemptions are made. The Forward Purchase Securities will be issued only in connection with the Closing. The proceeds from the sale of Forward Purchase Securities will be part of the consideration payable under the Business Combination Agreement. Pursuant to the FPA Side Letter, E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Forward Purchase Agreement, subject to the terms and conditions set forth therein.
The FPA Side Letter is attached to this proxy statement/prospectus as Annex C and incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Backstop Agreement
Concurrently with the execution of the Business Combination Agreement, CCNB1 and NBOKS entered into that certain Backstop Facility Agreement (the “Backstop Agreement”), in the form attached as Annex D to this proxy statement/prospectus, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis allocate up to an aggregate of $300,000,000 to the Business Combination, which amount shall not exceed the number of shares of CCNB1 subject to redemption (the “Backstop”). Under the Backstop Agreement, CCNB1 and NBOKS made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Backstop Agreement will not survive the consummation of the Backstop. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the Closing, and will be consummated simultaneously with the Business Combination. The Backstop Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Backstop Agreement, subject to the terms and conditions set forth therein.
The Backstop Agreement is attached to this proxy statement/prospectus as Annex D and incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Interests of CCNB1’s Directors and Officers and Others in the Business Combination
When you consider the recommendation of the CCNB1 Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that CCNB1’s directors and officers have interests in such proposal that are different from, or in addition to, those of CCNB1 shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If CCNB1 does not complete a business combination transaction by April 28, 2022 (unless CCNB1 submits and its shareholders approve an extension of such date), CCNB1 will cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of the CCNB1 Board and CCNB1’s remaining shareholders, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 15,350,000 Class B ordinary shares owned by the Sponsor and CCNB1 Independent Directors would be worthless because, following the Redemption of the Public Shares, CCNB1 would likely have few, if any, net assets and because the Sponsor and CCNB1’s directors and officers have agreed, in the Insider Letter Agreement, to waive their rights to liquidating distributions from the Trust Account with respect to the Class B ordinary shares if CCNB1 fails to complete a Business Combination within the required period. The Sponsor purchased the Class B ordinary shares prior to CCNB1’s IPO for an aggregate purchase price of $25,000, or approximately $0.002 per share. Such Class B ordinary shares had an aggregate market value of $165.3 million based upon the closing price of $10.77 per share on NYSE on January 11, 2021, the most recent closing price.

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Certain of CCNB1’s directors and officers have an interest in the Sponsor.

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The Sponsor, which is owned 50% by CC Capital and 50% by NBOKS, paid $10,280,000 for 10,280,000 Private Placement Warrants to purchase Class A ordinary shares and such Private Placement Warrants will expire worthless if a business combination is not consummated by April 28, 2022.

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Chinh E. Chu and Eva F. Huston, each a Director of CCNB1, are each expected to be directors of the Company after the consummation of the Business Combination. As such, in the future they may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such directors.

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Mr. Chu, Director of CCNB1, has a controlling interest in CC Capital, which is a PIPE Investor and will receive 2,450,000 shares of Class A common stock at the Closing.

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Charles Kantor, Director of CCNB1, is the portfolio manager of NBOKS, which (a) is a PIPE Investor and will receive 1,530,000 shares of Class A common stock at the Closing, (b) will be obligated to fund the Maximum Forward Purchase Amount at the Closing, and (c) subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS and to the extent of any redemptions subject to the applicable cap, will be obligated to fund the Backstop. In addition, Mr. Kantor is also the portfolio manager of a co-invest vehicle, NBOKS Co-Invest Fund I LP, organized to invest alongside NBOKS as a PIPE Investor and will receive shares of Class A common stock at the Closing.

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CCNB1’s existing directors and officers will be eligible for continued indemnification and continued coverage under CCNB1’s directors’ and officers’ liability insurance after the Business Combination.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to CCNB1 if and to the extent any claims by a vendor for services rendered or products sold to CCNB1, or a prospective target business with which CCNB1 has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $10.00 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under CCNB1’s indemnity of the underwriters of CCNB1’s IPO against certain liabilities, including liabilities under the Securities Act.

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Following completion of the Business Combination, the Sponsor, CCNB1’s officers and directors and their respective affiliates will be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by CCNB1 from time to time, made by the Sponsor or certain of CCNB1’s officers and directors to finance transaction costs in connection with an intended initial business combination. If CCNB1 fails to complete a Business Combination within the required period, the Sponsor and CCNB1’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

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In connection with the execution of the Business Combination Agreement, CCNB1 and the Sponsor Parties entered into the Sponsor Side Letter Agreement, pursuant to which 2,500,000 Class B ordinary shares of CCNB1 held by the Sponsor will be converted into the Restricted Sponsor Shares. For more information, please see the section entitled “ — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

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Pursuant to the Investor Rights Agreement, the Sponsor will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions, and the Insight Member will have the right to designate up to three directors to the Company Board, subject to certain conditions and certain step-down provisions.

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Pursuant to the Investor Rights Agreement, the IRA Parties and the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Class A common stock and warrants of the Company held by such parties.

CCNB1’s directors and executive officers have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their Redemption Right with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the date of this proxy statement/prospectus, CCNB1’s directors and executive officers own approximately 27.0% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor Parties, or their respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Right. In the event that the Sponsor Parties or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Right, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (1) holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Business Combination Proposal, the Equity Incentive Plan Proposal, the NYSE Proposal, and the Adjournment Proposal, (2) holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Domestication Proposal and the Charter Proposal, (3) otherwise limit the number of Public Shares electing to redeem and (4) CCNB1’s net tangible assets (as determined in accordance with Rule 3a51-1 (g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Shareholders Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be submitted at the Shareholders Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of CCNB1’s directors may result in a conflict of interest on the part of such director(s) between what he/she or they may believe is in the best interests of CCNB1 and its shareholders and what he/she or they may believe is best for himself/herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, CCNB1’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Exchange Listing
CCNB1’s units (each consisting of one Class A ordinary share and one-third of one redeemable warrant), Class A ordinary shares and warrants (each to purchase one Class A ordinary share) are currently traded on NYSE under the symbols “PCPL.U,” “PCPL” and “PCPL WS,” At the Closing, CCNB1’s units will separate into their component shares of the Company’s Class A common stock and warrants so that the units will no longer trade separately under “PCPL.U.” CCNB1 has applied for the continued listing of the Company’s Class A common stock and warrants on NYSE under the ticker symbols “ETWO” and “ETWO WS,” respectively.
Background of the Business Combination
CCNB1 is a blank check company incorporated on January 14, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, with the intention of focusing its search for a target business in financial, technology and business services sectors.
The terms of the Business Combination Agreement are the result of extensive arms-length negotiations between CCNB1 and E2open and certain of its equityholders and their respective representatives. The following is a brief description of the background of these negotiations and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.
On April 28, 2020, CCNB1 consummated its IPO of 41,400,000 Units, including 5,400,000 Units as a result of the full exercise of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one-third of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.
The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $414,000,000 (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of the IPO and the sale of the Units, CCNB1 consummated a private placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, issued to the Sponsor, generating gross proceeds of $10,280,000.
$414,000,000 of the net proceeds from the IPO and certain proceeds from the private placement with our Sponsor was deposited in the Trust Account established for the benefit of CCNB1’s Public Shareholders.
Prior to the consummation of its IPO, neither CCNB1, nor anyone on its behalf, selected a target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with a target business.

After the IPO, CCNB1 evaluated a number of potential targets, including both privately held companies and assets or divisions owned by publicly traded companies. Of those potential targets, CCNB1 conducted additional due diligence and/or had discussions with 10, and entered into non-disclosure agreements with three. CCNB1 primarily focused its search on businesses that could benefit from its founders’ and management team’s experience in the financial, technology and business services sectors, and the other factors described in its prospectus related to the IPO.
On June 19, 2020, Chinh E. Chu, Chief Executive Officer of CCNB1, and Douglas Newton, Executive Vice President, Corporate Development of CCNB1, were first introduced to E2open by Niron Stabinsky, Managing Director of Credit Suisse Securities (USA) LLC (“Credit Suisse”), which E2open had engaged to evaluate strategic alternatives. Mr. Chu was familiar with the supply chain management software industry from his time at Blackstone.
On June 22, 2020, Messrs. Chu and Newton had a call with Daniel McDow and Dhiren Shah, both Managing Directors of Credit Suisse, during which Messrs. McDow and Shah provided additional background and information about E2open and its industry.
On June 29, 2020, CCNB1, the Sponsor and E2open Holdings executed a confidentiality agreement, and subsequently E2open and its advisors began to share additional information regarding its business with CCNB1.
On June 30, 2020, Michael Farlekas, Chief Executive Officer of E2open, had a telephonic meeting with Messrs. Chu and Newton describing E2open, its industry, financial performance, growth opportunities, competitive positioning and management team.
Between June 30, 2020 and July 31, 2020, CCNB1 conducted preliminary business and financial due diligence with respect to E2open and researched E2open’s market outlook. As part of this process, CCNB1 engaged and conducted initial and follow-up conversations with advisors to assist with its due diligence review focused on topics including financial, accounting and commercial/market due diligence, among others. Additionally, CCNB1 conducted several conference calls and meetings with financial advisors Goldman Sachs & Co. LLC (“Goldman Sachs”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) regarding equity capital markets and demand for publicly traded supply chain management software companies, current and historical valuation metrics, and public company comparables. During this time, CCNB1 and its management team continued to evaluate alternative targets for a business combination.
On July 7, 2020, July 9, 2020 and July 14, 2020, representatives from CCNB1 and E2open held telephonic due diligence sessions for purposes of furthering CCNB1’s business and financial due diligence with respect to E2open.
On July 17, 2020, CCNB1 delivered its preliminary non-binding indication of interest (the “July 17 IOI”) regarding a business combination between CCNB1 and E2open to E2open Holdings, which, subject to additional due diligence, provided for, among other things, a post-transaction, fully-distributed enterprise valuation of E2open of approximately $2.7 billion assuming a cash-free, debt-free balance sheet and a normalized level of working capital at the closing of the transaction. The July IOI also contemplated an “Up-C” transaction structure to enable certain of E2open Holdings’ equityholders to share in certain future tax benefits created by a business combination.
Between July 18, 2020, and July 31, 2020, CCNB1 held discussions with various representatives of Credit Suisse and Insight Partners, E2open’s majority shareholder, regarding a potential business combination and key financial terms, including valuation, sources and uses, and the form of consideration to be delivered to existing shareholders. During this time, CCNB1 and its management team continued to evaluate alternative targets for a business combination.
Also between July 18, 2020 and July 31, 2020, CCNB1 management provided updates to the CCNB1 Board about the potential business combination with E2open and the preliminary transaction terms.
On July 29, 2020, in response to E2open’s existing owners’ request for additional opportunity to participate in the future value creation of the combined company, CCNB1 delivered an updated non-binding indication of interest to E2open Holdings, which provided for, among other things, a post-transaction, fully-distributed enterprise valuation of E2open of approximately $2.7 billion at an assumed CCNB1 share price of approximately $10.00 per share, subject to diligence. The revised indication of interest included, as part of the transaction, that current equityholders of E2open Holdings would also receive 5 million RSUs vesting at a share price of $15.00 and affirmed the contemplated “Up-C” transaction structure.
On August 1, 2020, CCNB1 delivered a further revised non-binding indication of interest (the “August IOI”) to E2open Holdings in response to E2open’s existing owners’ request for further additional opportunity to participate in the future value creation of the combined company, which provided for, among other things, a post-transaction, fully-distributed enterprise valuation of E2open of approximately $2.7 billion at an assumed price of $10.00 per share. Additionally, the August IOI included, as part of the transaction, that current equityholders of E2open Holdings would also receive 6 million RSUs vesting at a share price of $15.00 and affirmed the contemplated “Up-C” transaction structure.
On August 6, 2020, CCNB1, the Sponsor and E2open Holdings executed an exclusivity agreement (the “Exclusivity Agreement”), based on the terms included in the August IOI and pursuant to which E2open Holdings agreed not to continue or engage in any discussions or negotiations, or enter into any agreements, with respect to a competing transaction (including other M&A transactions), subject to certain exceptions, until September 5, 2020. CCNB1 also agreed in the Exclusivity Agreement, until September 5, 2020, to not submit any written proposal or enter into any letter of intent or similar written agreement with respect to an alternative business combination or announce its intention to do so.
Following the execution of the Exclusivity Agreement, on August 8, 2020, E2open provided CCNB1’s advisors with access to an online data room, and CCNB1 continued its valuation, business and financial due diligence and CCNB1’s third-party advisors continued to conduct or commenced conducting technology, data and analytics, software architecture, legal, accounting, tax, insurance, and other due diligence, which included due diligence calls with E2open management and exchanging written responses with E2open’s management. CCNB1 also worked with its advisors and E2open management to develop a comprehensive value creation plan as part of its due diligence efforts.
Also during August and September 2020, the parties continued to progress discussions regarding the specific terms of the potential business combination, including with respect to governance rights, transaction structure and exchange rights, form of consideration to existing E2open Holdings equityholders, voting agreements, lock-up arrangements, registration rights, and related matters. In addition, the parties discussed that the CCNB1 would domesticate as a Delaware corporation, and, in connection therewith, the governance provisions that would be included in CCNB1’s charter documents post-domestication. The parties generally agreed that the charter documents should include customary terms for a company combining with special purpose acquisition companies and with the capital structure that the parties intended for CCNB1 upon the consummation of the Business Combination. Such agreed upon provisions are reflected in the Proposed Organizational Documents. The parties also continued due diligence activities and ongoing discussions regarding future value creation as well as began preparation of certain investor materials.
On September 1, 2020, CCNB1 delivered a term sheet (the “Term Sheet”) to E2open Holdings outlining key business terms consistent with the August IOI, including a post-transaction, fully-distributed enterprise valuation of E2open of approximately $2.7 billion and the issuance of 6 million RSUs vesting at a share price of $15.00 to existing E2open owners. The Term Sheet also provided that the equity value would be delivered to existing E2open owners in the form of cash and equity in the combined company. The Term Sheet outlined details of the Up-C structure and provided that the board of directors of the Company following closing would comprise 9 members, including the Chief Executive Officer, and with 3 directors appointed by Insight Partners and 5 directors appointed by the Sponsor. CCNB1 and Insight Partners continued to negotiate the definitive transaction documents on the basis of this term sheet and other business-level discussions.
On September 4, 2020, Willkie Farr & Gallagher LLP (“Willkie”), counsel to E2open, delivered an initial draft of the Tax Receivable Agreement to Kirkland & Ellis LLP (“K&E”), which Willkie and K&E continued to negotiate throughout September. On September 8, 2020, CCNB1 held a telephonic board meeting to update the CCNB1 Board on the potential business combination with E2open, including key transaction terms, due diligence conducted to date, opportunities for value creation, valuation, and projected financial performance, among other items. Following this discussion, the CCNB1 Board directed management to continue to pursue the potential business combination with E2open Holdings, including the negotiation of definitive documentation to consummate the transaction.
On each of September 4, September 13, September 20, and September 27, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Exclusivity Agreement through September 13, September 20, September 27 and October 4, 2020, respectively, based on the parties’ continued progress towards execution of definitive transaction documentation.
Throughout August 2020 and September 2020, representatives and advisors of CCNB1 and E2open held various calls and meetings to discuss key due diligence topics, including historical and projected financial performance, competitive positioning, technology and software architecture, and acquisitions and integration, among other topics. CCNB1 and its advisors and representatives also continued work on the comprehensive value creation opportunities and plan for E2open, including a focus on organic revenue growth acceleration with new and existing customers and through price-value maximization, tuck-in and transformative acquisitions, data and analytics monetization opportunities, and appropriate investor communications strategies, among other items. The parties also continued to refine the investor presentation that would be shared as part of the PIPE Investment.
On September 19, 2020, K&E delivered an initial draft of the Business Combination Agreement to Willkie.
Between September 19, 2020 and October 14, 2020, K&E and Willkie exchanged revised drafts of the Business Combination Agreement and the related ancillary agreements, including the Third Amended and Restated Limited Liability Company Agreement, the Proposed Organizational Documents, the Investor Rights Agreement, the Tax Receivable Agreement, the Backstop Agreement and the FPA Side Letter, and engaged in negotiations of such documents and agreements. The various drafts exchanged reflected the parties’ negotiations on, among other things, the consideration structure, the components to be included in calculation of the consideration to be paid under the Business Combination Agreement, certain risk allocation points, closing conditionality, the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement, post-closing governance matters, additional equity financing in the period prior to closing, and the scope of registration rights. Over the same period of time, the representatives and advisors for CCNB1 and E2open held numerous conferences calls and came to agreement on the outstanding issues. The Proposed Organizational Documents reflected the material governance provisions previously agreed upon by the parties, and minimal revisions were made by Willkie to the initial drafts thereof from K&E.
In early October 2020, K&E sent drafts of the FPA Side Letter and the Backstop Agreement to representatives of NBOKS and Sidley Austin LLP (“Sidley”), counsel to NBOKS. K&E, Willkie, representatives of NBOKS and Sidley negotiated the terms of such agreements and came to agreement on the outstanding issues between delivery of the initial drafts to NBOKS and Sidley and October 13, 2020.
Beginning in September 2020, Goldman Sachs, Credit Suisse, and Morgan Stanley (collectively, the “PIPE Placement Agents”) initiated conversations with prospective investors as part of the PIPE Investment process. From September 11, 2020 through September 30, 2020, K&E, Willkie and Ropes & Gray LLP (“Ropes”), counsel to Morgan Stanley & Co. LLC, exchanged drafts of the form of subscription agreement to be used in the PIPE Investment, including the terms of the closing process, the conditions to closing the subscription, the representations and warranties of CCNB1 and the subscriber, the registration rights to be granted to the subscriber and provisions related to the termination of the Subscription Agreements. On September 30, 2020, the PIPE Placement Agents distributed draft documentation to prospective investors with respect to the PIPE Investment and between September 30, 2020 and October 13, 2020, K&E, Willkie and Ropes collectively negotiated the terms of the Subscription Agreements with the prospective investors, and responded to follow up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the Business Combination. During this time, the prospective investors conveyed to the PIPE Placement Agents their initial proposed subscription amounts.
On October 10, 2020, CCNB1, E2open and certain of E2open Holdings’ equityholders agreed to the final transaction structure and valuation. To align interests with CCNB1’s (and the post-transaction company’s) public shareholders and provide additional value to investors, the parties agreed that 2,500,000 Class B ordinary shares of CCNB1 held by the Sponsor and CCNB1 Independent Directors would convert into 2,500,000 Restricted Sponsor Shares, which would vest when the 5-day VWAP of the Class A common stock is at least $13.50, which dollar threshold would be decreased by the aggregate amount of dividends per share paid by the combined public company following the closing of the Business Combination. In addition, CCNB1 and E2open agreed to reduce the fully distributed enterprise value to $2.56 billion, with current equityholders of E2open Holdings to receive an additional 10,000,000 performance-based shares, which would vest when the 5-day VWAP of the Class A common stock is at least $13.50 along with the Restricted Sponsor Shares. After the parties agreed to the final transaction terms, the Sponsor Side Letter setting forth the terms of the Restricted Sponsor Shares was drafted by K&E and subsequently agreed upon.
After October 10, 2020, the parties continued to make progress in finalizing the definitive documentation with respect to the Business Combination, including the Business Combination Agreement and all documents ancillary thereto. On October 11, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Exclusivity Agreement through October 14, 2020, based on the parties’ continued progress towards execution of definitive transaction documentation. Between October 10, 2020 and October 14, 2020, the parties negotiated the final open issues in the documents, including with respect to certain tax matters, certain mechanics regarding exchange rights under the Third Amended and Restated Limited Liability Company Agreement, the consideration structure, closing conditionality and certain governance matters following the closing.
On October 12, 2020, the CCNB1 Board met, together with representatives of K&E and Maples & Calder, Cayman Islands counsel to CCNB1 (“Maples”), to review the terms of the proposed Business Combination with E2open. CCNB1’s management reviewed the business and financial terms of the transaction and representatives of Maples reviewed the CCNB1 Board’s fiduciary duties from a Cayman Islands law perspective and representatives of K&E reviewed the terms of the proposed final definitive transaction documentation. The CCNB1 Board also reviewed proposed resolutions which would be adopted by the CCNB1 Board in order to approve the entry into the Business Combination Agreement and related transactions. The CCNB1 Board determined that it was in the best interests of CCNB1 to proceed with executing a transaction on the terms discussed and based on the documents reviewed, and authorized CCNB1’s management to finalize the documentation, subject to final approval of the CCNB1 Board. On October 13, 2020, the CCNB1 Board received updated versions of the final transaction documents. Based on the factors cited in “— CCNB1 Board’s Reasons for the Approval of the Business Combination,” on October 13, 2020, the CCNB1 Board unanimously adopted resolutions by written consent (i) determining that it is in the best interests of CCNB1 and its shareholders for CCNB1 to enter into the Business Combination Agreement, the Sponsor Side Letter Agreement, the Subscription Agreements, the FPA Side Letter, and the Backstop Agreement, (ii) adopting the Business Combination Agreement, the Sponsor Side Letter Agreement, the Subscription Agreements, the FPA Side Letter, and the Backstop Agreement and approving CCNB1’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement, including the entry into the ancillary agreements, and (iii) approving the filing of the registration statement of which this proxy statement/ prospectus forms a part with the SEC subject, in each case, to changes to the Business Combination and documentation related thereto acceptable to the officers of CCNB1.
Also on October 12, 2020, the board of managers of E2open Holdings adopted resolutions approving the execution and delivery of the Business Combination Agreement, the ancillary agreements and the transactions contemplated thereby.
On October 13, 2020, a final version of the Subscription Agreement was distributed to the prospective investors, which reflected the outcome of negotiations between the parties and the prospective investors. On October 14, 2020, the prospective investors that had chosen to participate in the PIPE Investment indicated their final subscription amounts and delivered executed Subscription Agreements.
On October 14, 2020, CCNB1, E2open Holdings and the other parties thereto executed the Business Combination Agreement and the prospective investors that had chosen to participate in the PIPE Investment indicated their final subscription amounts and executed Subscription Agreements with respect to the PIPE Investment, which provided for binding subscriptions to purchase an aggregate of 52,000,000 shares of Class A common stock at $10.00 per share.

On October 14, 2020, a press release was issued announcing the Business Combination and shortly thereafter CCNB1 filed a current report on Form 8-K (the “Original 8-K”) attaching the press release, the investor presentation previously provided to certain potential investors and current CCNB1 shareholders. On October 14, 2020, CCNB1 filed an amendment to the Original 8-K that included a summary of certain key terms of the Business Combination and other key ancillary agreements, which were also attached as exhibits.
On December 22, 2020, CCNB1 entered into additional Subscription Agreements with certain investors, pursuant to which such investors agreed to subscribe for and purchase, and CCNB1 agreed to issue and sell to such investors, on the Closing, an additional 17,500,000 shares of Class A common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $175,000,000. The Subscription Agreement between CCNB1 and Windacre, pursuant to which Windacre subscribed for 16,250,000 shares of Class A common stock was filed as an exhibit to a current report on Form 8-K on December 22, 2020.
CCNB1 Board’s Reasons for the Approval of the Business Combination
In evaluating the transaction with E2open, the CCNB1 Board consulted with its management and its legal counsel as well as financial and other advisors. The CCNB1 Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the CCNB1 Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The CCNB1 Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the CCNB1 Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Before reaching its decision, the CCNB1 Board discussed the material results of its management’s due diligence activities, which included:
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extensive meetings and calls with E2open’s management team regarding competitive landscape and positioning, pricing, historical and projected financial performance, and historical acquisitions and integration, among other topics;

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evaluation of potential value-creation opportunities to develop a comprehensive sponsor value-add plan, including organic revenue growth acceleration with new and existing customers and through price-value maximization, tuck-in and transformative acquisitions, data and analytics monetization opportunities leveraging our management’s experience with other data and analytics market leaders, and appropriate investor communications strategies and alignment with environmental, social and governance goals leveraging Neuberger Berman’s extensive resources;

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research on the supply chain management software industry with the assistance of a leading global third-party consulting firm, including historical and projected growth trends, pricing, competitive landscape, customer perceptions, sales force productivity metrics, and category share information, among other topics;

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several product demonstrations of E2open’s software platform and user interface alongside technical and commercial third-party advisors;

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calls with industry experts, including former executives of competitors and customers;

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evaluation of data and analytics monetization opportunities with the assistance of third-party advisors and leading strategic thinkers in the supply chain management software space with whom our management has relationships;

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technical review of software architecture, integration, data model, and other key components of the company’s technological infrastructure led by leading third-party technology consulting firms and other advisors with significant experience in the industry;

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other due diligence activities relating to quality of earnings, accounting, legal, tax, technology, cybersecurity, insurance, operations and other matters conducted in conjunction with external advisors, including accounting and international and U.S. legal firms, among others;

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financial and valuation analyses, including financial projections provided by E2open; and

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research on the public trading values of comparable companies to E2open, as well as private transaction precedents.

The CCNB1 Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, and the transactions contemplated thereby, including but not limited to, the following material factors and viewpoints:
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Unique Exposure to Attractive Tailwinds in a Growing Total Addressable Market.   The CCNB1 Board considered that the supply chain management (“SCM”) industry is at an inflection point in its growth, as demand for supply chain solutions and SCM software has accelerated due to the growing complexity of global supply chains and regulatory environment in which businesses operate, geographic consolidation, business’ desire to diversify their operations as a result of COVID-19 and the increasing need of businesses to integrate siloed data to drive decision-making. Such tailwinds, in combination with the Total Addressable Market that E2open participates in, which CCNB1 management estimates to be more than $45 billion and expects to accelerate growth to a CAGR of more than 12% from 2021 to 2024, and which includes approximately 85% of white space made up of companies using homegrown and spreadsheet-based solutions that are clunky, error-prone and lack real-time data and advanced analytics capabilities, position E2open well for significant strategic and financial growth.

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High-Quality Business with High Customer Retention, Strong Fundamentals and a Compelling Long-Term Organic Algorithm.   The CCNB1 Board considered that E2open is a high-quality business and leading player in the SCM software market, with a strong competitive position and delivering compelling value to customers as a result of significant time and investment spent to develop its product applications, network ecosystems, and proprietary data. E2open’s end-to-end and 100% cloud-based SaaS platform utilizes unique and proprietary self-reinforcing network ecosystems and data, which have made the platform mission-critical and embedded within its customers’ workflow and decision-making processes, as evidenced by its 95% gross retention and long-term customer relationships, which average 14 years across E2open’s top 100 customers. E2open’s current mid-30s% EBITDA margins and 80+% subscription revenue adjusted gross margins will contribute to substantial free cash flow generation that can be re-invested to foster additional growth. Additionally, the CCNB1 Board considered E2open’s long-term organic growth algorithm, as provided by its management, which included the following targets:

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Revenue growth of approximately 10%

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Adjusted gross profit margins in the mid-70%s

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Pro forma adjusted EBITDA growth in the teens %

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Pro forma adjusted EBITDA margins in the high-30%s

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Capital expenditures as 5-6% of revenue

The CCNB1 Board believed this organic growth profile would be highly achievable, recognizing that acquisitions or any other sponsor value creation initiatives, including new customer salesforce investments, additional strategic partnerships, price-value maximization, or data and analytics opportunities were not included in the organic growth algorithm.
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Compelling Entry Valuation.   In connection with the Business Combination, CCNB1 management and its financial advisors conducted extensive research on comparable companies in the public markets, such as Manhattan Associates, Descartes Systems Group, Kinaxis and SPS Commerce, because these companies participate in the SCM software industry and have comparable business models and operational metrics to E2open. When CCNB1 management compared the revenue and pro forma adjusted EBITDA multiples derived from the transaction value of $2,565 million for E2open

(including the dilution resulting from the conversion of the Founder Shares) to the current median and individual revenue and EBITDA multiples of the selected comparable companies (set forth in the table below), it found that E2open’s transaction multiples of 7.0x estimated fiscal year 2022 revenue and 21.3x estimated fiscal year 2022 pro forma adjusted EBITDA represented discounts, (as of November 27, 2020), to the median multiples of the selected comparable companies and accordingly believes CCNB1’s entry valuation includes substantial upside potential. These multiples reflect estimates of what management believes to be comparable adjusted EBITDA figures for calendar year 2021, the closest comparable period to E2open’s fiscal year ending February 28, 2022. These represent the material valuation methods performed by CCNB1 management and relied upon by the CCNB1 Board for approval of the Business Combination.

Public Comps. Trading Multiples - As of 11/27/20

	CY 2021 [1]	
	Revenue	EBITDA
Descartes	13.0x	31.7x
Kinaxis	15.2x	62.8x
Manhattan Associates	10.2x	46.5x
SPS Commerce	10.3x	37.2x
Median	**11.7x**	**41.8x**

1. Calendar year 2021 multiples comparable to E2open FY 2022 multiple given February FYE

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Multiple Avenues to Accelerate Organic Growth Opportunities.   The CCNB1 Board also considered that E2open benefits from multiple opportunities (or ways to win) to drive accelerated and profitable organic growth. In addition to the inflecting TAM that is accelerating industry growth to 12%, E2open’s value-creation strategies are focused on several key initiatives to accelerate organic revenue growth and enhance margins, including (a) adding new customers through salesforce optimization, partnerships and joint ventures and sponsorships, (b) accelerating cross-selling and up-selling to existing customers capturing the $1 billion of white space within the installed base, and (c) implementing price-value maximization strategies to improve net recurring revenue. Importantly, the CCNB1 Board considered that identified board members for the combined company would have the potential to add substantial value in implementing these strategies to drive accelerated growth.

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Significant Value Creation Opportunities.   In addition to the multiple organic growth opportunities described above, the CCNB1 Board considered that CCNB1 would have the potential to add substantial value to E2open, including revenue growth acceleration, strategic acquisitions, and data and analytics. CCNB1 management conservatively did not included any of these benefits the base case plan presented to the CCNB1 Board, and believes they represent substantial upside to the current business plan. Despite this conservatism, the CCNB1 Board considered its management’s recent experience with Dun & Bradstreet, which had revenue growth that was nearly flat for a decade but accelerated during the period of its management’s involvement, indicating potential conservatism in the forecast.

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Revenue Growth Acceleration.   The CCNB1 Board reviewed the findings of CCNB1 management extensive due diligence, and considered that there would be savings opportunities that would enable E2open to invest in a new salesforce focused entirely on new customers and as a result accelerate revenue growth. Additionally, the CCNB1 Board anticipated that the members of the board of directors of the combined company would be able to utilize their extensive networks and relationships to drive higher-value partnerships with c-level executives of new and potential customers as well as strategic partnership opportunities, and that as customer relationships scale to higher levels within the customer’s organization, the value proposition of E2open’s solution significantly increases as the executives are able to see the benefits across the entire company as opposed to focusing on any particular SKU or product family. The CCNB1

Board also considered that the mission-critical and value-added nature of E2open’s applications support an opportunity to further drive growth through price-value maximization strategies, which certain members of to be appointed to the combined company board have experience implementing with other SaaS businesses.
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Accretive Acquisitions.   E2open has a successful track record of making acquisitions that enhance its strategic position and value proposition to customers, driving significant cross-selling opportunities. In addition, E2open’s highly-scalable SaaS platform, network ecosystems, and shared services infrastructure, allow it to quickly and efficiently integrate acquired businesses and realize revenue acceleration and attractive cost savings. The CCNB1 Board considered that E2open’s scale and its management team’s integration expertise, combined with the CCNB1 management’s networks and experience identifying, evaluating and executing acquisitions, and access to capital as a public company will enable E2open to pursue both transformative and tuck-in acquisitions, and seamlessly integrate such targets into its platform in order to drive maximum value creation.

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Data and Analytics.   The CCNB1 Board believed that the expansive and proprietary data that E2open has collected from its network ecosystems and various business activities can be leveraged to provide compelling additional value to customers and strengthen network effects of E2open’s business model. CCNB1’s Board considered the feasibility of monetizing the data and analytics opportunity in the context of expected director nominees, including Stephen Daffron, current President of Dun & Bradstreet and former Chief Executive Officer of Interactive Data Corporation, and Eva Huston, current Chief Strategy Officer of Duck Creek Technologies and former Chief Financial Officer of Verisk Analytics, both of whom have extensive experience in this area.

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Experienced Board of Directors.   E2open’s management team will be complemented by an experienced board of directors, including several of CCNB1’s executives and board members with a proven track record of successfully managing and acquiring software, technology and business services companies as well as generating substantial value with data and analytics. The proposed members of the Company Board intend to actively support E2open’s management and contribute significant time and knowledge in their respective areas of expertise, including data and analytics, SaaS go-to-market, salesforce optimization, acquisition execution and integration, financial reporting, and investor relations, among others.

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Highly Committed Shareholders Aligned for Future Value Creation.   The CCNB1 Board considered that E2open Holdings’ existing owners or their affiliates intend to retain approximately 60% of the value of their existing equity stake immediately following the contemplated transaction, reflecting the desire to participate in future equity value creation. Similarly NBOKS will invest $200 million of additional capital into the transaction, pursuant to the Forward Purchase Agreement, alongside CCNB1’s Public Shareholders, in addition to the investments to be made by affiliates of our Sponsor in connection with the PIPE.

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Consistency with CCNB1’s Business Strategy.   E2open is consistent with the key industry and business characteristics CCNB1 identified at the creation of its business, and the proposed Business Combination is at a reasonable valuation. The target industry criteria included high-quality companies in the technology, business services, or financial industries with attractive secular tailwinds, barriers to entry, opportunities for value creation, and significant free cash flow generation. The CCNB1 Board believes that E2open and the SCM software space are consistent with each of these criteria.

The CCNB1 Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
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Future Financial Performance.   The risk that future financial performance may not meet expectations due to factors in out of the control of CCNB1, including due to economic cycles or other macroeconomic factors.

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COVID-19.   Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on E2open’s operations and demand for its products.

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Potential for Benefits Not Achieved.   The risk that the potential benefits of the Business Combination, including E2open’s future value-creation strategies and identified cost savings or revenue opportunities, may not be fully achieved, or may not be achieved within the expected timeframe.

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Liquidation of the Company.   The risks and costs to CCNB1 if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in CCNB1’s inability to effect a business combination by April 28, 2022 and force it to liquidate.

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Exclusivity.   The fact that the Business Combination Agreement includes an exclusivity provision that prohibits CCNB1 from soliciting other business combinations, which restricts its ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations prior to April 28, 2022.

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Shareholder Vote.   The risk that the shareholders of CCNB1 may fail to provide the respective votes necessary to effect the Business Combination.

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Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not entirely within CCNB1’s control.

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Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

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Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

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Other Risks.   Various other risks associated with the Business Combination, the business of CCNB1, and the business of E2open described under “Risk Factors.”

In addition to considering the factors described above, the CCNB1 Board also considered that some officers and directors of CCNB1 may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of CCNB1’s shareholders (see — “Interests of CCNB1’s Directors and Officers and Others in the Business Combination”). The CCNB1 Independent Directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the CCNB1 Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The CCNB1 Board concluded that the potential benefits that it expected the Company and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the CCNB1 Board unanimously determined that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, the Company and its shareholders.
Satisfaction of 80% Test
It is a requirement under the Existing Organizational Documents that any business acquired by CCNB1 have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of E2open Holdings and its subsidiaries generally used to approve the transaction, the CCNB1 Board determined that this requirement was met. The CCNB1 Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of CCNB1 and its shareholders and appropriately reflected the value of E2open Holdings and its subsidiaries. In reaching this determination, the CCNB1 Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as the historical growth rate of E2open Holdings and its subsidiaries and its potential for future growth in revenue and profits. The CCNB1 Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of E2open Holdings and its subsidiaries met this requirement and make the other determinations regarding the transaction.

Certain Company Projected Financial Information
The prospective financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.
The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond the control of E2open, such as the risks and uncertainties contained in the section entitled “Risk Factors.” The projections reflect the consistent application of the accounting policies of E2open and should be read in conjunction with the accounting policies included in Note 1 to the accompanying the historical audited consolidated financial statements of E2open included in this proxy statement.
The financial projections for revenue and costs are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond E2open’s control. While all projections are necessarily speculative, E2open believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that E2open or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.
The projections were requested by, and disclosed to, us for use as a component of our overall evaluation of E2open and are included in this proxy statement/prospectus because they were provided to the CCNB1 Board for its evaluation of the Business Combination. E2open has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including us. Neither E2open’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of E2open compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. E2open will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
The projections were prepared by, and are the responsibility of, E2open’s management. Ernst & Young LLP (“EY”), E2open’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The EY report included in this proxy statement/prospectus relates to historical financial information of E2open. They do not extend to the projections and should not be read as if they do.
The key elements of the projections provided to us are summarized below (in millions of dollars). These projections do not incorporate any of the sponsor value creation strategies described above, including a new customer salesforce, additional strategic partnerships, the implementation of price-value maximization strategies, data and analytics, or acquisitions, each of which we believe represents actionable and tangible upside.
The below forecast also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures (recognizing the probability of significance of this information), E2open is unable to quantify certain amounts that would be required to be included in the most directly comparable

GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
	Fiscal Year,
($ in millions)	2021	2022
Subscription	$280	$305
Professional Services	55	62
Total Revenue	$335	$367
Subscription Growth %	15%	9%
Total Growth %	10%	10%
Subscription % Total Revenue	83%	83%
Subscription	$227	$248
Professional Services	15	20
Total Adjusted Gross Profit(1)	$242	$268
Subscription Margin %	81%	81%
Service Margin %	27%	33%
Overall Margin %	72%	73%
Subscription % Total Adj. Gross Profit	94%	92%
Adjusted EBITDA	$104	$126
(-) Public Company Expenses	(5)	(5)
(+) Acquisition Synergies	6	—
Pro Forma Adj. EBITDA(2)	$105	$121
Margin %	31%	33%

(1)
Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization expense. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue for the comparable period.

The table below presents our Adjusted Gross Profit reconciled to our reported gross profit, the closest U.S. GAAP measure, for the periods indicated:
	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Gross profit:
Reported gross profit	184.0	127.6	104.0	84.6
Depreciation and amortization	25.1	11.7	13.4	10.1
Adjusted gross profit	209.1	139.3	117.4	94.7
Gross margin	60.3%	63.4%	63.0%	61.6%
Adjusted gross margin	68.5%	69.2%	71.1%	69.0%

(2)
Pro Forma Adjusted EBITDA is calculated as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) adjusted to exclude certain unusual or non-recurring items, certain noncash items and other items that are not indicative of ongoing operations as well as include the run rate impact of integration-related cost savings from the Amber Road acquisition and the INTTRA acquisition in addition to estimated future public company costs.

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:
	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Net loss	$(101.4)	$(30.1)	$(41.3)	$(54.8)
Adjusted for:
Interest expense, net	66.3	21.9	36.0	26.9
Income tax expense (benefit)	(7.3)	(8.2)	14.4	(2.0)
Depreciation and amortization	60.4	34.3	33.9	26.4
EBITDA	18.0	17.9	43.0	(3.5)
EBITDA margin	5.9%	8.9%	26.1%	(2.6)%
Non-cash adjustments(1)	—	2.4	—	—
Acquisition-related adjustments(2)	25.0	15.3	5.4	17.5
Non-recurring/non-operating costs(3)	6.3	3.5	0.5	2.7
Unit-based compensation(4)	19.2	8.2	4.3	12.5
Adjusted EBITDA	68.5	47.3	53.2	29.2
Pro forma synergy adjustments(5)			5.5
Public company costs(6)			(2.5)
Pro forma adjusted EBITDA			56.2
Pro forma adjusted EBITDA margin			34.1%

(1)
Includes non-cash loss on debt refinance and (gain) / loss on investments.

(2)
Primarily includes advisory, consulting, accounting and legal expenses incurred in connection with mergers and acquisitions activities, including related valuation, negotiation and integration costs, and capital-raising activities, including costs related to the acquisition of Amber Road and the Business Combination.

(3)
Primarily includes foreign currency exchange gain and losses and other non-recurring expenses such as systems integrations, legal entity simplification, advisory fees, and expenses related to retention of key employees from acquisitions.

(4)
Reflect non-cash, long-term unit-based compensation expense, primarily related to senior management. Fiscal year 2020 unit-based compensation includes a $9.5 million increase attributable to the acceleration of certain unit-based awards that were accelerated in connection with the Amber Road acquisition.

(5)
Represents the run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA, including duplicative and extraneous personnel and outsourced labor costs; software and hosting costs; facilities costs; and marketing, administrative and other costs at acquired companies. We anticipate all integration-related cost savings to be realized by the end of fiscal year 2021.

(6)
As a consequence of the Business Combination, E2open will be the subsidiary of an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance additional internal and external accounting, legal and administrative resources, and SEC filing fees. E2open estimates that annual run rate impact of these incremental costs will be approximately $5 million per year.

Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from certain projections of non-GAAP financial measures such as Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin (recognizing the probability of significance of this information), the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net loss to arrive at non-GAAP financial measures are significant components for understanding and assessing the Company’s financial performance. As a result, non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Material U.S. Federal Income Tax Consequences of the Domestication to CCNB1 Shareholders
The following is a discussion of the (i) material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of CCNB1 Shares and Public Warrants, (ii) material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of CCNB1 Shares that elect to have their CCNB1 Shares redeemed for cash if the Business Combination is completed and (iii) material U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of the Company’s common stock or warrants after the Domestication. This discussion is based on provisions of the Code, its legislative history, final, temporary and proposed U.S. treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein.
For purposes of this discussion, because any unit of CCNB1 consisting of one Class A ordinary share and one-third of a Public Warrant is separable at the option of the holder, CCNB1 is treating any Class A ordinary share and one-third of a Public Warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of CCNB1 in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of CCNB1 Shares and Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any Redemption) with respect to any Class A ordinary shares and Public Warrants held through a unit of CCNB1 (including alternative characterizations of a unit of CCNB1).
For purposes of this summary, a “U.S. Holder” means a beneficial owner of CCNB1 Shares or Public Warrants that is for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of CCNB1 Shares or Public Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.
This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances or status. In particular, this discussion considers only holders that hold CCNB1 Shares or Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this discussion does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special treatment under U.S. federal income tax law, such as:
•
financial institutions or financial services entities;

•
broker-dealers;

•
persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
certain expatriates or former long-term residents of the United States;

•
persons that acquired CCNB1 Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•
persons that hold CCNB1 Shares or Public Warrants as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•
persons whose functional currency is not the U.S. dollar;

•
controlled foreign corporations;

•
passive foreign investment companies;

•
persons required to accelerate the recognition of any item of gross income with respect to CCNB1 Shares or Public Warrants as a result of such income being recognized on an applicable financial statement;

•
persons who actually or constructively own 5 percent or more of the shares of CCNB1 by vote or value (except as specifically provided below);

•
foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•
the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of CCNB1 Shares or Public Warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold CCNB1 Shares or Public Warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of CCNB1 Shares or Public Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and such partnership. Holders of CCNB1 Shares or Public Warrants should consult with their tax advisors retarding the specific tax consequences to such holders. This discussion also assumes that any distribution made (or deemed made) on CCNB1 Shares or Public Warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of CCNB1 Shares or Public Warrants will be in U.S. dollars. We have not sought, and do not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequences described herein. There can be no assurance that the IRS will agree with the discussion herein, or that a court would not sustain any challenge by the IRS in the event of litigation. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY

PARTICULAR HOLDER. THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF CCNB1 SHARES AND PUBLIC WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF CCNB1 SHARES AND PUBLIC WARRANTS TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, EXERCISING REDEMPTION RIGHT, AND OWNING AND DISPOSING OF THE COMPANY’S COMMON STOCK AND WARRANTS AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.
U.S. Holders
Tax Consequences of the Domestication to U.S. Holders of CCNB1 Shares
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.
The Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. This conclusion is not entirely clear, however, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation, such as CCNB1, that holds only investment-type assets. Accordingly, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.
In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided herein, including with respect to the PFIC rules and Section 367 of the Code (as discussed below), a U.S. Holder of CCNB1 Shares should not recognize gain or loss upon the exchange of its CCNB1 Shares solely for Company Shares or exchange of its Public Warrants solely for Company warrants pursuant to the Domestication. The Domestication should be treated for U.S. federal income tax purposes as if CCNB1 (i) transferred all of its assets and liabilities to the Company in exchange for all of the outstanding common stock and warrants of the Company; and then (ii) distributed the common stock and warrants of the Company to the shareholders and warrant holders of CCNB1 in liquidation of CCNB1. The taxable year of CCNB1 should be deemed to end on the date of the Domestication.
In the case of a transaction, such as the Domestication, that qualifies as an F Reorganization, (i) a U.S. Holder’s tax basis in a share of common stock or a warrant of the Company received in connection with the Domestication should generally be the same as its tax basis in the CCNB1 Share and Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a Company share or warrant received by a U.S. Holder should generally include such U.S. Holder’s holding period for the CCNB1 Share or Public Warrant surrendered in exchange therefor.
If the Domestication fails to qualify as a reorganization under Section 368, a U.S. Holder of CCNB1 Shares generally would recognize gain or loss with respect to its CCNB1 Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Company Shares received in the Domestication and the U.S. Holder’s adjusted tax basis in its CCNB1 Shares surrendered. The U.S. Holder’s basis in the Company Shares would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for the Company Shares would begin on the day following the date of the Domestication. Shareholders who hold different blocks of CCNB1 Shares (generally, shares of CCNB1 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of CCNB1 Shares.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Right with respect to CCNB1 Shares, U.S. Holders exercising such Redemption Right will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising Redemption Right with respect to their CCNB1 Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Right.
Tax Consequences for U.S. Holders of Public Warrants
Subject to the considerations described below relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to the PFIC rules, a U.S. Holder of Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued Company warrants in the Domestication.
PFIC Considerations
Even in the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Domestication may still be a taxable event to U.S. Holders of CCNB1 Shares or Public Warrants under the passive foreign investment company, or PFIC, provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Because CCNB1 is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, subject to the potential application of the start-up exception discussed below, CCNB1 believes that it may be a PFIC.
Effect of PFIC Rules on the Domestication
Even in the case of a transaction, such as the Domestication, that qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, these Treasury Regulations may require taxable gain recognition by a Non-Electing Shareholder, as described below, with respect to its exchange of CCNB1 Shares for Company Shares and Public Warrants for Company warrants in the Domestication if CCNB1 were classified as a PFIC at any time during such U.S. Holder’s holding period in respect thereof. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed below under “— Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) of the Code should not apply to an Electing Shareholder with respect to its CCNB1 Shares for which a timely QEF election, a QEF election with a purging election, or MTM election is made, as each such election is described below. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.
Definition and General Taxation of a PFIC
A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.
Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. In the event that the Domestication is completed on or before December 31, 2020, it is possible that CCNB1 may be eligible for the “start-up exception.” If the start-up exception applies, CCNB1 will not have been a PFIC for its first taxable year that ends as a result of the Domestication.
If CCNB1 is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of CCNB1 Shares or Public Warrants and, solely with respect to the CCNB1 Shares, the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for CCNB1’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) CCNB1 Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are discussed further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its CCNB1 Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the CCNB1 Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the CCNB1 Shares.
Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the CCNB1 Shares or Public Warrants. The amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of CCNB1’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under “— Effects of Section 367 to U.S. Holders of CCNB1 Shares”) generally would be treated as gain subject to these rules.
In general, if CCNB1 is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its CCNB1 Shares (but not Public Warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.
Impact of PFIC Rules on Certain U.S. Holders
The impact of the PFIC rules on a U.S. Holder of CCNB1 Shares will depend on whether the U.S. Holder has made a timely and effective election to treat CCNB1 as a qualified electing fund, or QEF, under Section 1295 of the Code, for CCNB1’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) CCNB1 Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.”
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
A U.S. Holder’s ability to make a QEF election with respect to its CCNB1 Shares is contingent upon, among other things, the provision by CCNB1 of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon written request, CCNB1 will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that CCNB1 will timely provide such information that is required to make and maintain the QEF election. A U.S. Holder is not able to make a QEF election with respect to Public Warrants. An Electing Shareholder making a valid and timely QEF election generally would not be subject to the adverse PFIC rules discussed above with respect to their CCNB1 Shares. As a result, such a U.S. Holder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367 to U.S. Holders of CCNB1 Shares” and subject to the discussion above under “— Tax Consequences of the Domestication to U.S. Holders of CCNB1 Shares,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of CCNB1, whether or not such amounts are actually distributed.
As indicated above, if a U.S. Holder of CCNB1 Shares has not made a timely and effective QEF election with respect to CCNB1’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) CCNB1 Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its CCNB1 Shares for their fair market value on the “qualification date.” The qualification date is the first day of CCNB1’s tax year in which CCNB1 qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held CCNB1 Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its CCNB1 Shares by the amount of the gain recognized and will also have a new holding period in the CCNB1 Shares for purposes of the PFIC rules.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) CCNB1 Shares and for which CCNB1 is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its CCNB1 Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its CCNB1 Shares at the end of its taxable year over the adjusted basis in its CCNB1 Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its CCNB1 Shares over the fair market value of its CCNB1 Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its CCNB1 Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the CCNB1 Shares will be treated as ordinary income. Shareholders who hold different blocks of CCNB1 Shares (generally, shares of CCNB1 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the CCNB1 Shares are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the MTM election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to CCNB1 Shares. An MTM election is not available with respect to Public Warrants. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to CCNB1 Shares under their particular circumstances.
The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of CCNB1 Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
Effects of Section 367 to U.S. Holders of CCNB1 Shares
In addition to the PFIC rules discussed above, Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of CCNB1 Shares on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Right with respect to CCNB1 Shares, U.S. Holders exercising such Redemption Right will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.
A.   U.S. Holders Who Own More Than 10 Percent of the Voting Power or Value of CCNB1
A U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the CCNB1 Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of CCNB1 Shares or 10% or more of the total value of all classes of CCNB1 Shares. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of CCNB1 Shares entitled to vote or 10% or more of the total value of all classes of CCNB1 Shares and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its CCNB1 Shares is the net positive earnings and profits of CCNB1 attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
CCNB1 does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If CCNB1 does not have positive cumulative net earnings and profits through the date of the Domestication, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its CCNB1 Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of CCNB1’s cumulative net earnings and profits could be positive through the date of the Domestication in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.
B.   U.S. Holders Whose CCNB1 Shares Have a Fair Market Value of $50,000 or More And Who Own Less Than 10 Percent of the Voting Power of CCNB1 and Less than 10% of the Total Value of CCNB1
A U.S. Holder whose CCNB1 Shares have a fair market value of $50,000 or more on the date of Domestication and who beneficially owns (directly, indirectly or constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.
Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Company Shares received in the Domestication in an amount equal to the excess of the fair market value of the Company Shares received over the U.S. Holder’s adjusted tax basis in the CCNB1 Shares deemed surrendered in the Domestication. Shareholders who hold different blocks of CCNB1 Shares (generally, shares of CCNB1 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its CCNB1 Shares under Section 367(b) of the Code. There are, however, a number of specific conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange;

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from CCNB1 establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s CCNB1 Shares, and (B) a representation that the U.S. Holder has notified CCNB1 (or the Company) that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to CCNB1 or the Company no later than the date such tax return is filed. In connection with this election, CCNB1 may in its discretion provide each U.S. Holder eligible to make such an election with information regarding CCNB1’s earnings and profits upon written request.
CCNB1 does not expect to have significant cumulative earnings and profits through the date of the Domestication. If that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that CCNB1 has positive cumulative earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its CCNB1 Shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.
C.   U.S. Holders Whose CCNB1 Shares Have a Fair Market Value of Less Than $50,000 And Who Own Less Than 10 Percent of the Voting Power of CCNB1 and Less than 10% of the Total Value of CCNB1
A U.S. Holder whose CCNB1 Shares have a fair market value of less than $50,000 on the date of Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of CCNB1 Shares entitled to vote and less than 10% of the total value of all classes of CCNB1 Shares, should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.
All U.S. Holders of CCNB1 Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences for U.S. Holders of Public Warrants
Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described above relating to the PFIC rules, a U.S. Holder of Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued Company warrants in the Domestication.
All U.S. Holders of CCNB1 Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular- circumstances.
Tax Consequences to U.S. Holders That Elect to Exercise Redemption Right
This section is addressed to U.S. Holders of CCNB1 Shares (which will be exchanged for Company shares in the Domestication) that elect to exercise Redemption Right to receive cash in exchange for CCNB1 Shares and is subject in its entirety to the discussion of the Domestication, the “passive foreign investment company,” or “PFIC,” rules and Section 367 of the Code as discussed above under the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of CCNB1 Shares — U.S. Holders.” For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that elects to exercise Redemption Right in respect of all or a portion of its CCNB1 Shares.
The U.S. federal income tax consequences to a U.S. Holder of CCNB1 Shares (which will first be exchanged for Company shares in the Domestication) that exercises Redemption Right to receive cash in exchange for all or a portion of its CCNB1 Shares will depend on whether the redemption qualifies as a sale of Company shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the Converting U.S. Holder. If the redemption qualifies as a sale of such U.S. Holder’s Company shares redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Company shares redeemed. A U.S. Holder’s adjusted tax basis in its CCNB1 Shares will generally be equal to the cost of such CCNB1 Shares. This gain or loss should generally be long-term capital gain or loss if the holding period of such CCNB1 Shares is more than one year at the time of the redemption. However, it is possible that because of the Redemption Right associated with the CCNB1 Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and, thus, it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of CCNB1 Shares (generally, shares of CCNB1 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
The redemption of Company shares generally will qualify as a sale of the Company shares redeemed if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in the Company or (iii) is “not essentially equivalent to a dividend” with respect to the Converting U.S. Holder. For purposes of such tests with respect to a Converting U.S. Holder, that Converting U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such holder may acquire pursuant to options (generally including Company warrants received in respect of Public Warrants in the Domestication) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.
Generally, the redemption will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of the Company is reduced immediately after the redemption to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Company shares (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of the Company entitled to vote. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Company shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the Company shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Company shares owned by certain family members and such U.S. Holder does not constructively own any other Company shares and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. However, the redemption generally must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of the Company. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the shareholder’s relative interest in the corporation is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of Redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder may be regarded as having a meaningful reduction in its interest pursuant to a published ruling in which the IRS indicated that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Company shares.
If none of the tests described above applies and subject to the PFIC rules discussed above, the consideration paid to the Converting U.S. Holder will generally be treated as dividend income for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the Converting U.S. Holder’s basis in the Company shares (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of the Company shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the Company shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Company shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Company warrants or possibly in other Company shares constructively owned by such U.S. Holder. Shareholders who hold different blocks of CCNB1 Shares (generally, shares of CCNB1 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Right, U.S. Holders exercising Redemption Right will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR COMPANY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHT.
Non-U.S. Holders
Tax Consequences for Non-U. S. Holders of Owning and Disposing of the Company’s Common Stock
Distributions on Company Shares
Distributions of cash or property to a Non-U.S. Holder in respect of Company Shares received in the Domestication will generally constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the Company Shares. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Company Shares.”
Dividends paid to a Non-U.S. Holder of Company Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder of Company Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Company Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
A Non-U.S. Holder of Company Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Gain on Disposition of Company Shares
Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the taxable disposition of Company Shares or Company warrants generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•
the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) the Company shares are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of outstanding Company shares. There can be no assurance that Company Shares will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of Company shares or Company warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Company shares or Company warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. The Company will generally be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. The Company does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether the Company is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.
Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Right
This section is addressed to Non-U.S. Holders of CCNB1 Shares that elect to exercise Redemption Right to receive cash in exchange for all or a portion of their CCNB1 Shares. For purposes of this discussion, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that elects to exercise Redemption Right in respect of all or a portion of its CCNB1 Shares.
Because the Domestication will occur immediately prior to the redemption of Non-U.S. Holders that exercise Redemption Right with respect to CCNB1 Shares, the U.S. federal income tax consequences to a Converting Non-U.S. Holder will depend on whether the redemption qualifies as a sale of the Company shares redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Right.” If such a redemption qualifies as a sale of Company shares, the U.S. federal income tax consequences to the Converting Non-U.S. Holder generally will be as described above under “— Gain on Disposition of Company Shares.” If such a redemption does not qualify as a sale of Company shares, the Converting Non-U.S. Holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Distributions on Company Shares.”
Converting Non-U.S. Holders of CCNB1 Shares considering exercising their Redemption Right should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.
Information Reporting and Backup Withholding
The Company generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of Company Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Anticipated Accounting Treatment
Regulatory Matters
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication and (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that CC Neuberger Principal Holdings I’s entry into the Business Combination Agreement entered into as of October 14, 2020 (as amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”) by and among CC Neuberger Principal Holdings I, E2open and the Blockers, the consummation of the transactions contemplated by the Business Combination Agreement, including the issuance of the acquisition consideration thereunder, and the performance by CC Neuberger Principal Holdings I of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”
Required Vote with Respect to the Business Combination Proposal
The approval of the Business Combination Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1 Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required shareholder approval, the Business Combination will not be completed. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
The Sponsor, directors and officers have agreed to vote any ordinary shares owned by them in favor of the Business Combination pursuant to the Insider Letter Agreement. As of the Record Date, such shareholders beneficially owned 15,350,000 Class B ordinary shares, excluding shares issuable upon the exercise of warrants. As of the date hereof, the Sponsor and CCNB1’s directors and officers have not purchased any additional ordinary shares.
Recommendation of the CCNB1 Board with Respect to the Business Combination Proposal
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT THE CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

SHAREHOLDER PROPOSAL 3: THE EQUITY INCENTIVE PLAN PROPOSAL
CCNB1 is asking its shareholders to approve the E2open Parent Holdings, Inc. 2021 Omnibus Incentive Plan, referred to as the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex M.
The CCNB1 Board believes that the Company must offer a competitive equity incentive program if it is to successfully attract, motivate and retain the best possible candidates for positions of substantial responsibility within the Company. The CCNB1 Board expects that the Equity Incentive Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Company’s success and providing incentives to these individuals to promote the success of the Company.
Summary of the Equity Incentive Plan
The Equity Incentive Plan will allow the Company to make equity and equity-based incentive awards to officers, employees, directors and consultants. The CCNB1 Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.
The CCNB1 Board expects to initially reserve 15,000,000 shares of Class A common stock for the issuance of awards under the Equity Incentive Plan. This limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in the Company’s capitalization. The maximum aggregate number of shares of Class A common stock that may be issued upon exercise of incentive stock options (“ISOs”) under the Equity Incentive Plan will not exceed 15,000,000 shares of Class A common stock. Unless the Committee acts, prior to the first day of a given fiscal year, to provide otherwise, the total number of shares of Class A common stock reserved and available for delivery in connection with stock awards under the Equity Incentive Plan will be increased on the first day of the first nine (9) fiscal years following the Company’s fiscal year in which the Equity Incentive Plan is approved by the CCNB1 Board, in an amount equal to the lesser of (x) five percent (5%) of the outstanding shares of Class A common stock on the last day of the immediately preceding fiscal year and (y) such fewer number of shares of Class A common stock as is determined by the Committee.
The Background of the Equity Incentive Plan
If the Equity Incentive Plan is approved by shareholders of CCNB1, the Company will be authorized to grant equity incentive awards to eligible service providers. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus.
Purpose of the Equity Incentive Plan
The purpose of the Equity Incentive Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging service providers to focus on critical long-range corporate objectives, (b) encouraging the attraction, motivation and retention of service providers with exceptional qualifications, and (c) linking service providers directly to stockholder interests through increased stock ownership.
Reasons for the Approval of the Equity Incentive Plan Proposal
Stockholder approval of the Equity Incentive Plan is necessary in order for CCNB1 to (a) meet the stockholder approval requirements of the NYSE and (b) grant ISOs under the Equity Incentive Plan.
Consequences if the Equity Incentive Plan Proposal is Not Approved
If the Equity Incentive Plan Proposal is not approved by shareholders of CCNB1, the Equity Incentive Plan will not become effective and the Company will not be able to grant equity awards under the Equity Incentive Plan. Additionally, the CCNB1 Board believes its ability to recruit, retain and incentivize top talent will be adversely affected if the Equity Incentive Plan Proposal is not approved.

Material Terms of the Equity Incentive Plan
The material terms of the Equity Incentive Plan, as currently contemplated by the CCNB1 Board, are summarized below. Shareholders of CCNB1 are being asked to approve the Equity Incentive Plan as presented. If the terms of the Equity Incentive Plan are materially amended in a manner that would require stockholder approval under the NYSE requirements, stockholders will be asked to approve such material amendment.
Stock Awards.   The Equity Incentive Plan will provide for the grant of ISOs, nonstatutory stock options (“NSOs”), restricted stock awards, restricted stock unit awards and stock appreciation rights (collectively, “stock awards”), any of which may be granted, without limitation, subject to vesting over time, upon satisfaction of specified performance criteria or a combination of both. Stock awards may be granted to the Company’s and its affiliates’ employees, officers, non-employee directors, consultants and persons who have been offered employment by the Company or any of its affiliates (provided that no such person may receive any payment or exercise any right related to a stock award until such person has commenced employment or service with the Company or its affiliates).
Share Reserve.   The aggregate number of shares of Class A common stock that may be issued pursuant to stock awards under the Equity Incentive Plan will equal 15,000,000 shares.
In general, to the extent that any stock award under the Equity Incentive Plan is forfeited, cancelled, expires, or lapses without the issuance of shares, or if the Company repurchases the shares subject to stock awards granted under the Equity Incentive Plan, those shares will become available for issuance under the Equity Incentive Plan. Shares withheld or surrendered in payment of taxes relating to an award will not be deemed to constitute shares delivered to the participant and will be deemed to again be available for delivery under the Equity Incentive Plan. Shares withheld or surrendered in payment of the exercise price relating to an award will be deemed to constitute shares delivered to the participant and will not be deemed to again be available for delivery under the Equity Incentive Plan. The number of shares available for issuance under the Equity Incentive Plan will not be reduced by shares issued pursuant to awards issued or assumed in connection with a merger or acquisition as contemplated by applicable stock exchange rules (each, a “substitute award”).
Shares issued under the Equity Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted and no shares of Class A common stock have been issued under the Equity Incentive Plan.
Incentive Stock Option Limit.   The maximum number of shares of Class A common stock that may be issued upon the exercise of ISOs under the Equity Incentive Plan is 15,000,000 shares.
Minimum Vesting.   No award may vest earlier than the first anniversary of the date of grant; provided, however, that the foregoing minimum vesting period will not apply (i) to a substitute award that does not reduce the vesting period of the award being replaced or assumed, or (ii) to awards involving an aggregate number of shares of Class A common stock not in excess of five percent (5%) of the aggregate number of shares of Class A common stock that may be delivered in connection with awards under the Equity Incentive Plan (subject to adjustment as descried below).
Grants to Outside Directors.   The fair value of any awards granted under the Equity Incentive Plan to an outside director as compensation for services as an outside director during any one fiscal year, taken together with any cash fees paid to such non-employee director during such calendar year in respect of the non-employee director’s services as a member of the Board during such year, may not exceed $750,000, provided that the compensation committee may make exceptions to this limit, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. For purposes of this limitation, grant date fair value of an award will be determined in accordance with the assumptions that the Company uses to estimate the value of share-based payments for financial reporting purposes.
Administration.   We expect that the Equity Incentive Plan will be administered by the compensation committee. Subject to the limitations set forth in the Equity Incentive Plan, the compensation committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also will have the authority to determine the consideration and methodology of payment for awards.
Amendments to Awards; No Repricing.   The compensation committee will have the authority to modify outstanding awards under the Equity Incentive Plan, subject to the consent of any adversely affected participant. No awards under the Equity Incentive Plan may be repriced without shareholder approval. For purposes of the Equity Incentive Plan, “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from stock splits), (ii) any other action that is treated as a repricing under generally accepted accounting principles, and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying shares of Class A common stock.
Stock Options.   A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the Equity Incentive Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the Equity Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. Options granted under the Equity Incentive Plan vest at the rate specified by the compensation committee and set forth in the award agreement. Stock options granted under the Equity Incentive Plan generally must be exercised by the optionee before the earlier of the expiration of such option or, to the extent addressed in an award agreement, the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.
Payment of the exercise price may be made in a manner approved by the compensation committee of the Company, which may include by (i) immediately available funds in U.S. dollars or by certified or bank cashier’s check, (ii) delivery of Class A common stock having a value equal to the exercise price, (iii) a broker assisted cashless exercise, or (iv) any other means approved by the Company’s compensation committee.
Tax Limitations on Incentive Stock Options.   The aggregate fair market value, determined at the time of grant, of Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of the Company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Awards.   The terms of any awards of restricted shares under the Equity Incentive Plan will be set forth in a restricted share agreement to be entered into between the Company and the recipient. The compensation committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the compensation committee may determine. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.
Restricted Stock Unit Awards.   Restricted stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a restricted stock unit award agreement. A restricted stock unit award may be settled by cash or delivery of stock or property as deemed appropriate by the compensation committee. Recipients of restricted stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the restricted stock unit award agreement, restricted stock units may provide for the right to dividend equivalents.
Stock Appreciation Rights.   Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of the Class A common stock over the base price of the stock appreciation right. The compensation committee determines the base price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of the Class A common stock on the date of grant. A stock appreciation right granted under the Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of stock appreciation rights granted under the Equity Incentive Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or property as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of Class A common stock on the date of exercise over the base price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised.
Other Stock Awards.   The compensation committee may grant other awards based in whole or in part by reference to the Class A common stock. The compensation committee will set the number of shares under the stock award and all other terms and conditions of such awards.
Treatment of Dividends and Dividend Equivalents on Unvested Awards.   The Equity Incentive Plan provides that, with respect to any award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity award is outstanding, such dividends (or dividend equivalents) will either (i) not be paid or credited with respect to such award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable award and will only be paid at the time or times such vesting requirement(s) are satisfied. Except as otherwise determined by the compensation committee, no interest will accrue or be paid on the amount of any cash dividends withheld. No dividends or dividend equivalents will be paid on options or stock appreciation rights.
Changes to Capital Structure.   The aggregate number of shares of Class A common stock reserved and available for issuance under the Equity Incentive Plan, the individual limitations, the number of shares of Class A common stock covered by each outstanding award, and the price per share of Class A common stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by the Company’s compensation committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in the Company’s capitalization affecting the Company’s Class A common stock or the Company’s capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of Class A common stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the Company’s compensation committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the Equity Incentive Plan.
Transactions.   If the Company is involved in a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation or in which the Company is the surviving corporation but the holders of our Class A Common Stock receive securities of another corporation or other property or cash, a “change in control” (as defined in the Equity Incentive Plan), or a reorganization, dissolution, or liquidation of the Company , the Company’s compensation committee may, in its discretion, provide for the (1) assumption or substitution of outstanding awards (with all performance based vesting awards converting to time based vesting awards assuming target performance, or if there is no target, maximum performance), (2) acceleration of the vesting of outstanding awards not assumed or substituted in connection with such event (unless otherwise set forth in an award agreement, assuming target performance for all performance vesting awards, if there is no target, maximum performance), provided, that the award holder remain employed through such date, (3) cash-out outstanding awards not assumed or substituted in connection with such event or (4) replacement of outstanding awards with a cash incentive program that preserves the value of the awards so replaced.

Double Trigger Vesting.   With respect to any award originally issued under the Equity Incentive Plan that is assumed or substituted in connection with a change in control, the vesting, payment, purchase or distribution of such award may not be accelerated by reason of the change in control for any participant unless the participant’s employment is involuntarily terminated as a result of the change in control during the two-year period commencing on the change in control unless otherwise specified in an award agreement.
Transferability.   Unless the compensation committee provides otherwise, no award granted under the Equity Incentive Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will or the laws of descent and distribution.
Amendment and Termination.   The CCNB1 Board will have the authority to amend or terminate the Equity Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the CCNB1 Board adopts the Equity Incentive Plan.
Recoupment.   All awards granted under the Equity Incentive Plan will be subject to recoupment, clawback or recovery by the Company in accordance with applicable law and with the Company’s policy (whenever adopted) regarding same.
Summary of U.S. Federal Income Tax Consequences of the Equity Incentive Plan
This is a brief summary of the federal income tax aspects of awards that may be made under the Equity Incentive Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the Equity Incentive Plan depend upon the type of award.
Incentive Stock Options.   The recipient of an incentive stock option generally will not be taxed upon grant of the option. Ordinary federal income taxes are generally imposed only when the shares of Class A common stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the Class A common stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the shares of Class A common stock until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of Class A common stock as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the Class A common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.
Nonstatutory Stock Options.   The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonstatutory stock options when the stock options are exercised. The excess of the fair market value of the Class A common stock purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.
Other Awards.   Recipients who receive restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares that are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the U.S. Internal Revenue Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of the Class A common stock on the exercise date over the exercise price. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient. The U.S. Internal Revenue Code does however limit the deductibility of compensation paid to the Company’s chief executive officer and other “covered persons” as determined under Section 162(m) of the U.S. Internal Revenue Code and applicable guidance.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE EQUITY INCENTIVE PLAN.
Equity Incentive Plan Benefits
Grants of awards under the Equity Incentive Plan to the Company’s executive officers, non-executive directors and other eligible participants are subject to the discretion of the compensation committee. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Equity Incentive Plan.
Interests of CCNB1’s Directors and Officers in the Equity Incentive Plan Proposal
When you consider the recommendation of the CCNB1 Board in favor of approval of the Equity Incentive Plan, you should keep in mind that certain of CCNB1’s directors and officers have interests in the Equity Incentive Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the existence of financial and personal interests. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination.”
Registration with the SEC
If the Equity Incentive Plan is approved by the shareholders of CCNB1 and becomes effective, CCNB1 intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Equity Incentive Plan as soon as reasonably practicable after CCNB1 becomes eligible to use such form.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the E2open Parent Holdings, Inc. 2021 Omnibus Incentive Plan that will be attached to an amendment to this proxy statement/prospectus, be adopted and approved.”
Required Vote With Respect to the Equity Incentive Plan Proposal
The approval of the Equity Incentive Plan will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the CCNB1 Shares that are present and vote on such proposal at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Equity Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals and will only become effective if the Business Combination is completed. If any of the Condition Precedent Proposals fails to receive the required shareholder approval, the Business Combination will not be completed and the Equity Incentive Plan Proposal will not be presented at the Shareholders Meeting.
Recommendation of the CCNB1 Board with Respect to the Equity Incentive Plan Proposal
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT THE CCNB1 SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

SHAREHOLDER PROPOSAL 4: THE CHARTER PROPOSAL
Overview
CCNB1 shareholders are also being asked to adopt the new Certificate of Incorporation in the form attached hereto as Annex E, which, in the judgment of the CCNB1 Board, is necessary to adequately address the needs of CCNB1 following the Domestication and the consummation of the Business Combination.
For a summary of the key differences between the Amended and Restated Memorandum and Articles of Association of CCNB1 under Cayman Islands law and the new Certificate of Incorporation under the DGCL, please see “Shareholder Proposal 5: The Organizational Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Certificate of Incorporation, a copy of which is included as Annex E.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of CC Neuberger Principal Holdings I currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed Certificate of Incorporation (copy of which is attached to the proxy statement/prospectus in respect of the Shareholders Meeting as Annex E) including the authorization of the change in authorized share capital as indicated therein and the change of name to ‘E2open Parent Holdings, Inc.’”
Required Vote With Respect to the Charter Proposal
The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required shareholder approval, the Business Combination will not be completed. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Recommendation of the CCNB1 Board with Respect to the Charter Proposal
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT THE CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

SHAREHOLDER PROPOSAL 5: THE ORGANIZATIONAL DOCUMENTS PROPOSALS
CCNB1’s shareholders are asked to consider and vote upon, on a non-binding advisory basis, seven separate proposals (collectively, the Organizational Documents Proposals) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect.
In the judgment of the CCNB1 Board, these provisions are necessary to adequately address the needs of CCNB1 and its stockholders following the consummation of the Business Combination and the Domestication. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, CCNB1 intends that the Certificate of Incorporation in the form set forth on Annex E will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.
The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our Amended and Restated Memorandum and Articles of Association and the proposed Bylaws for the Company. This summary is qualified by reference to the complete text of the Existing Organizational Documents of CCNB1, attached to this proxy statement/prospectus as Annex L, the complete text of the proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex E and the complete text of the proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex F. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication,” “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication” and “Shareholder Proposal 4: The Charter Proposal.”
	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 5A)	The Existing Organizational Documents authorize 551,000,000 shares, consisting of 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preference shares.	The Proposed Organizational Documents authorize 2,553,000,000 shares, consisting of 2,500,000,000 shares of Class A common stock, 13,000,000 shares of Class B common stock, which shall be divided into 9,000,000 shares of Series B-1 common stock and 4,000,000 shares of Series B-2 common stock, 40,000,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
	See paragraph 5 of our Existing Organizational Documents.	See Article 4, subsection 1 of the Certificate of Incorporation.
Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent (Organizational Documents Proposal 5B)	The Existing Organizational Documents authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors.	The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be

	Existing Organizational Documents	Proposed Organizational Documents
	Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	permitted by the DGCL.
	See Article 3.1 of our Existing Organizational Documents.	See Article 4, subsection 2 of the Certificate of Incorporation.
Investor Rights Agreement (Organizational Documents Proposal 5C)	The Existing Organizational Documents are not subject to any director composition agreement or investor rights agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the director nomination provisions of the Investor Rights Agreement.
See Article 6, subsection 1 of the Certificate of Incorporation.
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal 5D)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting, unless such action is recommended or approved by all directors then in office.
	See Article 22 of our Existing Organizational Documents.	See Article 7, subsection 1 of the Certificate of Incorporation.
Classified Board (Organizational Documents Proposal 5E)	The Existing Organizational Documents provide that the CCNB1 Board be divided into three classes with only one class of directors being elected in each year and each class serving for a three year term.	The Proposed Organizational Documents will provide that the Company Board continue to be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.
	See Article 27 of our Existing Organizational Documents.	See Article 6, subsection 1 of the Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal 5F)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
See Article 12 of the Certificate of Incorporation.

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Organizational Documents Proposal 5G)	The Existing Organizational Documents provide the name of the company is “CC Neuberger Principal Holdings I”	The Proposed Organizational Documents will provide that the name of the Company will be “E2open Parent Holdings, Inc.”
	See paragraph 1 of our Existing Organizational Documents.	See Article 1, subsection 1 of the Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal 5G)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by April 28, 2022, CCNB1 shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our IPO and liquidate our trust account.	The Proposed Organizational Documents do not include any provisions relating to the Company’s ongoing existence; the default under the DGCL will make the Company’s existence perpetual.
	See Article 49.7 of our Existing Organizational Documents.	This is the default rule under the DGCL.
Takeovers by Interested Stockholders (Organizational Documents Proposal 5G)	The Existing Organizational Documents do not provide restrictions on takeovers of CCNB1 by a related shareholder following a business combination.
The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other restrictions regarding takeovers by interested stockholders.
See Article 9, subsection 1 of the Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal 5G)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.
See Article 49 of our Existing Organizational Documents.
Resolution
The full text of the resolution to be passed in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents is as follows:
“RESOLVED, as a non-binding advisory resolution, that the proposed Certificate of Incorporation and proposed Bylaws (copies of which are attached to the proxy statement/prospectus in respect of the Shareholders Meeting as Annex E and Annex F, respectively), will be approved and adopted with such principal changes as described in Organizational Documents Proposals 5A-G.”

Required Vote With Respect to the Organizational Documents Proposals
The approval of the Organizational Documents proposals will require the affirmative vote of holders of the majority of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting. Accordingly, a CCNB1 shareholders’ failure to vote by proxy or to vote in person, as well as an abstention from voting and a broker non-vote with regard to the Organizational Documents Proposals will have no effect on the governance Organizational Documents Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Organizational Documents Proposal.
As discussed above, a vote to approve the Organizational Documents Proposals is an advisory vote, and therefore, is not binding on CCNB1 or its Board. Accordingly, regardless of the outcome of the non-binding advisory vote, CCNB1 intends that the proposed Certificate of Incorporation, in the form set forth on Annex E and containing the provisions noted above, will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Charter Proposal.
If any of the Domestication Proposal, the Business Combination Proposal, the Charter Proposal or the NYSE Proposal fails to receive the required shareholder approval, the Business Combination will not be completed. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Recommendation of the CCNB1 Board with Respect to the Organizational Documents Proposals
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT THE CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal 5A — to authorize the change in the authorized capital stock of CCNB1 from (i) 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preference shares of CCNB1 to (ii) 2,500,000,000 shares of the Class A common stock, 9,000,000 shares of the Series B-1 common stock, 4,000,000 shares of the Series B-2 common stock, 40,000,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
As of the date of this proxy statement/prospectus, there are 56,750,000 ordinary shares issued and outstanding, which includes an aggregate of 15,350,000 Class B ordinary shares held by the Sponsor and the CCNB1 Independent Directors. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 24,080,000 Warrants to acquire ordinary shares, which comprise the 10,280,000 Private Placement Warrants held by Sponsor and the 13,800,000 Public Warrants.
In connection with the Business Combination, at the Closing, the Company will issue approximately 35.335 million shares of the Company Class V common stock to the Blockers for all Common Units held by such Sellers. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”
In order to ensure that the Company has sufficient authorized capital for future issuances, including for any Class V common stock held by the Blockers which, together with an equal number of Common Units, will be exchanged for Class A common stock pursuant to the Third Amended and Restated Limited Liability Company Agreement, our board of directors has approved that the Proposed Organizational Documents of the Company change the authorized capital stock of CCNB1 from (i) 500,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preference shares of CCNB1 to (ii) 2,500,000,000 shares of Class A common stock of the Company, 9,000,000 shares of Series B-1 common stock of the Company, 4,000,000 shares of the Series B-2 common stock, 40,000,000 shares of Class V common stock of the Company and 1,000,000 shares of Preferred Stock of the Company.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
The principal purpose of this proposal is to provide for an authorized capital structure of the Company that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5A.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF E2OPEN AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal 5B — to authorize the Company Board to make issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5B, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
Under Organizational Documents Proposal 5A, the number of authorized shares of preferred stock of the Company will be 1,000,000 shares. Organizational Documents Proposal 5B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of the Company and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Company. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of the Company, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Company Board to issue the authorized preferred stock on its own volition will enable the Company to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. The Company currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5B.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5C — APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION BEING SUBJECT TO THE INVESTOR RIGHTS AGREEMENT
Overview
Organizational Documents Proposal 5C — to provide that certain provisions of the Certificate of Incorporation are subject to the director nomination provisions of the Investor Rights Agreement.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5C, which is, in the judgment of the CCNB1 Board, necessary to adequately address the needs of the Company after the Business Combination.
Pursuant to the Investor Rights Agreement, the Seller and Sponsor will each have certain rights to designate directors to the Company Board. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
This amendment would indicate that the terms of the Company’s certificate of incorporation are subject to the terms of the Investor Rights Agreement when such terms are in conflict.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
These provisions are intended to ensure that the terms of the Company’s certificate of incorporation do not conflict with the rights granted under the Investor Rights Agreement. See “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5C.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5D — APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal 5D — to authorize the removal of the ability of the Company stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5D, which is, in the judgment of the CCNB1 Board, necessary to adequately address the needs of the Company after the Business Combination.
The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company, and may not be effected by any consent in writing by such stockholders unless such action is recommended or approved by all directors then in office.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Under the Proposed Organizational Documents, the Company’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Company’s organizational documents outside of a duly called special or annual meeting of the stockholders of the Company. Further, the CCNB1 Board believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort the CCNB1 Board and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.
In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting of stockholders. However, this proposal is not in response to any effort of which CCNB1 is aware to obtain control of the Company, and CCNB1 and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the CCNB1 Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of the Company. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5D.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5E — APPROVAL OF CLASSIFIED BOARD
Overview
Organizational Documents Proposal 5E — to authorize the classification of the board of directors into three classes of directors with staggered three-year terms of office and to make certain related changes.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5E. which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
In connection with the Business Combination, the board of directors will be reconstituted. Our board of directors believes it is in the best interests of the Company for the board of directors to continue to be classified into three classes, each comprising as nearly as possible one-third of the directors on the board of directors to serve three-year terms, provided that our first class of directors will serve a one-year term expiring at our first annual meeting of stockholders following the Closing, our second class of directors will serve a two-year term expiring at our second annual meeting of stockholders following the Closing.
Furthermore, subject to the Investor Rights Agreement and the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any vacancies which occur during the year may be filled by a majority of the Company Board to serve for the unexpired term of the class for which such director shall have been chosen and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. All shareholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Under the Proposed Organizational Documents, the board of directors will continue to be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. Our board of directors believes that the classification of the Company Board will encourage experience and leadership stability of the Company following the Business Combination, along with ensuring desirable continuity in leadership following the Business Combination.
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5E.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5F — APPROVAL OF DELAWARE AS EXCLUSIVE FORUM
Overview
Organizational Documents Proposal 5F — to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5F. which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
The proposed Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation of the Company, a copy of which are attached to this proxy statement/prospectus as Annex E. All shareholders are encouraged to read the proposed Certificate of Incorporation in its entirety for a more complete description of its terms.
Reasons for the Amendments
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist the Company in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and perceived level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The CCNB1 Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, the

Company will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.
Adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act is intended to assist the Company in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues, encourage consistent application of a relatively known body of case law and perceived level of expertise. The CCNB1 Board believes that the U.S. federal district courts are best suited to address disputed involving actions arising under the Securities Act given that the Securities Act is promulgated by the federal government. This provides stockholders and the post-combination company with more predictability regarding the outcome of disputes arising under the Securities Act.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5F.

ORGANIZATIONAL DOCUMENTS PROPOSAL 5G — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal 5G — to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively), including (1) changing the corporate name from “CC Neuberger Principal Holdings I” to “E2open Parent Holdings, Inc.,” which will occur as part of the Domestication in connection with the Business Combination, (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders and (4) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the CCNB1 Board believes are necessary to adequately address the needs of the Company after the Business Combination.
Our shareholders are also being asked to approve, on a non-binding advisory basis, Organizational Documents Proposal 5G, which is, in the judgment of the CCNB1 Board, necessary to adequately address the needs of the Company after the Business Combination.
The Proposed Organizational Documents will provide that the name of the corporation will be “E2open Parent Holdings, Inc.” However, this name change will occur in connection with the Business Combination and as part of the Domestication and associated adoption of the Proposed Organizational Documents. In addition, the Proposed Organizational Documents will make the Company’s corporate existence perpetual.
The proposed Certificate of Incorporation of the Company explicitly “opts out” of Section 203 of the DGCL and, instead, include a provision in the proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL, but carves out Sponsor, Sellers and certain other exempted persons and, certain of their respective affiliates and respective transferees from the definition of “interested stockholder.” In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.
The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Organizational Documents) because following the consummation of the Business Combination, the Company will not be a blank check company.
Adoption of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of CCNB1’s Existing Organizational Documents with the Company’s Proposed Organizational Documents. While certain material changes between the Existing Organizational Documents and the Proposed Organizational Documents have been unbundled into distinct Organizational Documents Proposals or otherwise identified in this Organizational Documents Proposal 5G, there are other differences between the Existing and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if we adopt this Organizational Documents Proposal 5G. Accordingly, we encourage shareholders to carefully review the terms of the proposed Certificate of Incorporation and proposed Bylaws of the Company, attached hereto as Annex E and Annex F, respectively, as well as the information set under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication.”
Reasons for the Amendments
Corporate Name
The CCNB1 Board believes that changing the post-business combination corporate name from “CC Neuberger Principal Holdings I” to “E2open Parent Holdings, Inc.” is desirable to reflect the Business Combination with E2open and to clearly identify ETWO as the publicly traded entity.
Perpetual Existence
The CCNB1 Board believes that making the Company’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the CCNB1 Board believes that it is the most appropriate period for the Company following the Business Combination.
Takeovers by Interested Stockholders
The Proposed Organizational Documents explicitly “opts out” of Section 203 of the DGCL, but the CCNB1 Board believes that it is in the best interest of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquirer to negotiate with the board of directors and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a non-negotiated, hostile or unsolicited proposed acquisition of the Company. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the board of directors. The CCNB1 Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of the Company without paying a fair premium to all stockholders. Thus, the CCNB1 Board has determined that the provisions opting out of Section 203 included in Certificate of Incorporation are in the best interests of the post-combination company.
The Certificate of Incorporation will contain provisions that have the same general effect as Section 203, except that they provide that Sponsor. Sellers, certain of their respective affiliates and respective transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The board of directors has determined to exclude Sponsor and Sellers and certain other persons and entities from the definition of “interested stockholder” because of the interests such entities currently hold. As a result, the risk of “creeping control” without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to such stockholders.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the CCNB1 Board believes it is the most appropriate period for the Company following the Business Combination. In addition, certain other provisions in our current certificate require that proceeds from the CCNB1’s IPO be held in the Trust Account until a business combination or liquidation of CCNB1 has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL 5G.

SHAREHOLDER PROPOSAL 6: THE NYSE PROPOSAL
Overview
The NYSE Proposal — to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the NYSE Listing Rules 312.03, the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock in connection with the Business Combination, the PIPE Investment, the Backstop Agreement and any Permitted Equity Financing, and shares of Class A common stock underlying Restricted Sponsor Shares, to the extent such issuance would require a shareholder vote under NYSE Listing Rule 312.03.
Reasons for the Approval for Purposes of NYSE Listing Rule 312.03
Under NYSE Listing Rule 312.03, a company is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. In the Business Combination and PIPE Investment and pursuant to the Sponsor Side Letter, CCNB1 currently expects to issue an estimated 186.604 million shares of Class A common stock (including shares of Class A common stock to be issued upon the exchange or conversion of securities to be outstanding upon consummation of the Business Combination).
Additionally, pursuant to NYSE Listing Rule 312.03, when a NYSE-listed company proposes to issue securities in connection with the Business Combination of the stock or assets of another company, stockholder approval is required if a substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more. NYSE Listing Rule 312.03(e) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. Because the Sponsor currently owns greater than 5% of CCNB1’s ordinary shares, Sponsor is considered a substantial shareholder of CCNB1 under NYSE Listing Rule 312.03(e).
In the event that this proposal is not approved by CCNB1 shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by CCNB1 shareholders, but the Business Combination Agreement is not consummated, the Company will not issue such shares of Class A common stock.
Required Vote With Respect to the NYSE Proposal
The approval of the NYSE Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the Shareholders Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting. The NYSE Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of Class A common stock, and securities convertible into or exchangeable for Class A common stock be approved.”
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

SHAREHOLDER PROPOSAL 7: THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal allows the CCNB1 Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for Sponsor and CCNB1 and the CCNB1 shareholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be submitted at the Shareholders Meeting. See “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the Shareholders Meeting and is not approved by the shareholders, the CCNB1 Board may not be able to adjourn the Shareholders Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
The Adjournment Proposal is not conditioned on any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting be approved.”
Recommendation of the CCNB1 Board
THE CCNB1 BOARD UNANIMOUSLY RECOMMENDS THAT CCNB1 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of CCNB1’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of CCNB1 and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition. CCNB1’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled See “Shareholder Proposal 2: The Business Combination Proposal — Interests of CCNB1’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction:
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:
•
The acquisition of E2open by CCNB1, resulting reorganization into an umbrella partnership C corporation structure, and other agreements entered into as part of the Business Combination Agreement as of October 14, 2020, by and among CCNB1, E2open, the Blockers, the Blocker Merger Subs and the Company Merger Sub;

•
Repayment of E2open debt and entering into new term loan (collectively the “Business Combination”); and

•
The Amber Road, Inc. (“Amber”) acquisition by E2open on July 2, 2019 (the “Acquisition”).

CCNB1 is a blank check company incorporated on January 14, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On April 28, 2020, CCNB1 consummated the IPO of 41,400,000 Units, including the issuance of 5,400,000 Units as a result of the full exercise of the underwriters’ over-allotment option, at $10.00 per unit, generating gross proceeds of $414.0 million. Simultaneously with the closing of the IPO, CCNB1 consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds of $10.280 million. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. Upon the closing of the IPO and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and certain of the proceeds from the sale of the Private Placement Warrants in the Private Placement was placed in the Trust Account established for the benefit of CCNB1’s Public Shareholders, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account. As of September 30, 2020, there was approximately $414.0 million held in the Trust Account.
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. In aggregate, E2open serves more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others. On July 2, 2019, E2open acquired 100% of the equity of Amber at a price of $13.05 per share or approximately $428.6 million in cash consideration. See Note 3 for additional discussion of the Acquisition.
The organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership C corporation (or “Up-C”) structure. This organizational structure will allow the Flow-Through Sellers to retain equity ownership in E2open, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units. The Flow-Through Sellers may exchange Common Units (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock of the Company. In addition, upon the completion of the Business Combination, CCNB1, the Blocker Sellers, and the Flow-Through Sellers will be a party to a Tax Receivable Agreement. The CCNB1 Public Shareholders will continue to hold Class A ordinary shares of CCNB1, which, upon consummation of the Business Combination, will be renamed to E2open Parent Holdings, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and CCNB1” for additional information on our organizational structure, including the Tax Receivable Agreement.

On October 14, 2020, E2open was provided a commitment for financing from a syndicate of lenders including Goldman Sachs Bank USA, Credit Suisse AG, Golub Capital LLC, Deutsche Bank AG New York Branch, Jefferies Finance LLC and Blackstone Holdings Finance Co. L.L.C. in the form of a $525 million “covenant-lite” term loan containing no financial maintenance covenants and a $75 million revolver, which financing is expected to be funded concurrently with the completion of the Business Combination. The new term loan is expected to mature seven years after the Closing Date and the new revolving facility is expected to mature five years after the Closing Date. Loans under the Credit Facilities are expected to bear interest, at E2open’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread. All obligations of E2open under the Credit Facilities and, at the option of E2open, under hedging agreements and cash management arrangements will be guaranteed by E2open Holdings, E2open (other than with respect to its own primary obligations) and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. organized restricted subsidiary of E2open (subject to customary exceptions). The closing of the new debt financing is conditioned on, among other things, the consummation of the Business Combination. This new financing, along with the proceeds from the Business Combination noted above, will be used to refinance the E2open’s term loan due 2024, pay off the SVB Credit Facility, distribute cash to existing shareholders, provide cash for working capital and pay transaction fees incurred with the Business Combination. The new term loan has an interest rate of LIBOR plus 3.5%. The Company’s existing term loan due 2024 and related revolving credit facility are expected to be terminated upon repayment.
The pro forma financial statements are not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Business Combination and Acquisition been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination and Acquisition.
The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the Business Combination occurred on September 30, 2020. The unaudited pro forma condensed combined statement of operations for the period from inception to September 30, 2020 and year ended December 31, 2019 present the pro forma effect of the Business Combination and Acquisition as if they had been completed on January 1, 2019.
CCNB1’s and Amber’s fiscal years end on December 31, whereas E2open’s fiscal year ends on the last day in February. Due to this difference, the unaudited pro forma condensed combined statement of operations, which we refer to as the pro forma condensed combined statement of operations, for the year ended December 31, 2019 combines the E2open audited consolidated statement of operations for the year ended February 29, 2020 and Amber unaudited financial results for the four-months period from March 1, 2019 through July 2, 2019. CCNB1 did not exist during the year ended December 31, 2019 and therefore is not presented for the annual period. The pro forma condensed combined statement of operations for the nine months ended September 30, 2020 combines the E2open unaudited consolidated statement of operations for the nine months ended August 31, 2020 and CCNB1 unaudited financial results for the period from January 14, 2020 (inception) through September 30, 2020.
The unaudited pro forma condensed combined balance sheet combines the E2open unaudited historical consolidated balance sheet as of August 31, 2020 and the CCNB1 unaudited historical consolidated balance sheet as of September 30, 2020, giving effect to the Business Combination as if it had been consummated on September 30, 2020.
We refer to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations as the pro forma financial statements.
The unaudited pro forma condensed combined financial statements are presented in three scenarios: (1) assuming No Redemptions, (2) assuming Maximum Redemptions with Available Backstop and (3) assuming Maximum Redemptions with No Backstop.
•
The No Redemptions scenario assumes that no CCNB1 shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. Available cash would be used to prepay $173.2 million of the New Credit Facilities, resulting in net debt of $351.8 million.
•
The Maximum Redemptions with Available Backstop scenario assumes that CCNB1 shareholders redeem the maximum number of their Class A ordinary shares, or 41,400,000 Class A ordinary shares (based on CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), for a pro rata portion of cash in the Trust Account, and CCNB1 has received $125.0 million from NBOKS as of Closing available for the Business Combination as a result of NBOKS’ subscription for up to 12,500,000 Class A ordinary shares (or Class A common stock) at $10.00 per share pursuant to the Backstop Agreement. Pursuant to the Backstop Agreement, CCNB1 may have access to up to $125.0 million from NBOKS to replace funds from the Trust Account utilized to fund redemptions, which will be available for the Business Combination. The Backstop may be available to other CC Capital and NBOKS jointly-sponsored entities on a first come first serve basis and, therefore, the availability of this funding is uncertain. CCNB1 will have the ability to raise additional equity financing prior to Closing to provide a source of funds for the Business Combination, which would further reduce the Backstop and is not factored into the Maximum Redemptions with Available Backstop scenario. In the event the $125.0 million Backstop is funded, the economic ownership and voting power in CCNB1 belonging to NBOKS would increase by 12,500,000 shares. The economic ownership and voting power of the existing E2open owners and would increase proportionally following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption scenario would decrease from $592.5 million to $478.5 million.

•
The Maximum Redemptions with No Backstop scenario assumes that CCNB1 would not have access to the $125.0 million Backstop pursuant to the Backstop Agreement and CCNB1 shareholders redeem 28,900,000 Class A ordinary shares (out of CCNB1 Class A ordinary shares outstanding of 41,400,000 at September 30, 2020), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available, for a pro rata portion of cash in the Trust Account. This would reduce the economic ownership and voting power in CCNB1 belonging to CCNB1 shareholders to 12,500,000 shares. At the same time, the net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease, and the economic ownership and voting power of the existing E2open owners would increase proportionally, following the Business Combination. CCNB1 also has the ability to raise additional equity financing prior to the Closing to provide a source of funds for the Business Combination, which is not factored into the No Backstop scenario. Under the Maximum Redemptions with No Backstop scenario, noncontrolling interest increases to 19.8%.

In all three scenarios, the amount of cash available is sufficient to (a) pay a portion of the cash consideration to existing E2open owners, (b) pay transaction expenses, and (c) repay existing E2open term debt upon closing of the Business Combination.
In all three scenarios, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of CCNB1 as the accounting acquirer and E2open as the accounting acquiree. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, in all redemption scenarios, CCNB1 has been determined to be the accounting acquirer based on evaluation of the following factors:
•
CCNB1 will be the sole managing member of E2open Holdings, the managing member has full and complete charge of all affairs of E2open, and the existing non-managing member shareholders of E2open do not have substantive participating or kick out rights;

•
The Sponsor and its affiliates have the right to nominate five of the nine initial members who will serve on the Board of Directors of CCNB1; and

•
The current controlling shareholder of E2open, Insight Partners, will not have a controlling interest in CCNB1 or E2open following consummation of the Business Combination as it will hold less than 50% of voting interests in all three redemption scenarios.

The factors discussed above support the conclusion that CCNB1 will acquire a controlling interest in E2open and will be the accounting acquirer. CCNB1 is the primary beneficiary of E2open, which is a VIE, since it has the power to direct the activities of E2open that most significantly impact E2open's economic performance through its role as the managing member, and CCNB1's variable interests in E2open include ownership of E2open, which results in the right (and obligation) to receive benefits (and absorb losses) of E2open that could potentially be significant to CCNB1. Therefore, the Business Combination constitutes a change in control and will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of E2open, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques. Transaction costs will be expensed as if the Business Combination consummated on January 1, 2019.
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, under the three scenarios:
	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop(1)		Assuming Maximum Redemption with No Backstop(2)
Equity Capitalization Summary (shares in millions)	Shares	%	Shares	%	Shares	%
CCNB1 Shareholders	41.4	22.2%	0.0	0.0%	12.5	7.6%
NBOKS Backstop	0.0	0.0%	12.5	7.6%	0.0	0.0%
NBOKS Forward Purchase Agreement(3)	20.0	10.7%	20.0	12.2%	20.0	12.2%
Founder Shares(4)	12.9	6.9%	12.9	7.8%	12.9	7.8%
PIPE Investors(5)	69.5	37.3%	69.5	42.4%	69.5	42.4%
Existing E2open Owners interest in CCNB1(6)	42.8	22.9%	49.0	29.9%	49.0	29.9%
Total Class A common stock in CCNB1	186.6	100.0%	163.9	100.0%	163.9	100.0%
Net Cash Consideration to existing owners of E2open ($ in millions)	592.5		478.5		478.5

(1)
Assumes that 41,400,000 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in based on a per share redemption price of $10.00 per share) are redeemed in connection with the Business Combination, and 12,500,000 Class A ordinary shares are issued to NBOKS at $10.00 per share in exchange for the $125.0 million Backstop pursuant to the Backstop Agreement. The economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination. Under the Maximum Redemptions with Available Backstop scenario, noncontrolling interest increases from 15.9% to 19.8%. The aggregate net cash consideration payable to the existing E2open owners relative to the No Redemption would decrease from $592.5 million to $478.5 million.

(2)
Assumes that 28,900,000 Class A ordinary shares are redeemed in connection with the Business Combination which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available. The net cash consideration payable to the existing E2open owners would decrease from $592.5 million to $478.5 million, and the economic ownership and voting power of the existing E2open owners would increase proportionally following the Business Combination.

(3)
Includes 20,000,000 shares of Class A common stock acquired pursuant to the Forward Purchase Agreement, as amended by the FPA Side Letter, for an aggregate investment of $200.0 million by NBOKS in exchange for the Forward Purchase Securities.

(4)
Includes 12,850,000 shares of Class A common stock issued upon conversion of the existing CCNB1 Class B ordinary shares. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. This excludes impact of 2,500,000 Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.
(5)
Represents the private placement pursuant to which CCNB1 entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of CCNB1 Class A common stock at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, have agreed to purchase an aggregate of 69,500,000 shares of Class A common stock (including 2,450,000 shares by CC Capital, 1,530,000 shares by NBOKS, and 870,000 shares by NBOKS Co-Invest).

(6)
Represents existing E2open owners’ interest in 42,854,375 shares of CCNB1 Class A common stock. This excludes impact of Restricted Common Units vesting. This also excludes the Flow-Through Sellers’ noncontrolling economic interest in Common Units, which will be exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock on a 1-for-1 basis. The table below presents the Common Units and noncontrolling interest percentage:

	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemption with No Backstop
Flow-Through Sellers’ noncontrolling interest (shares in millions)	35.3	15.9%	40.5	19.8%	40.5	19.8%
	221.9		204.4		204.4
The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 are based on the historical financial statements of CCNB1, E2open, and Amber. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet September 30, 2020
	Historical Financials		Transaction Accounting Adjustments (assuming No Redemptions)		Pro Forma Combined (assuming No Redemptions)	Transaction Accounting Adjustments (assuming Maximum Redemptions with Available Backstop)		Pro Forma Combined (assuming Maximum Redemptions with Available Backstop)	Transaction Accounting Adjustments (assuming Maximum Redemption with No Backstop)		Pro Forma Combined (assuming Maximum Redemption with No Backstop)
($ in millions)	CCNB1 (Historical as of 9/30/20)	E2Open (Historical as of 8/31/20)
Cash and equivalents	1.4	19.8	16.7	A	37.9	—		37.9	—		37.9
Restricted cash	—	42.1	—		42.1	—		42.1	—		42.1
Accounts receivable, net	—	53.0	—		53.0	—		53.0	—		53.0
Prepaids and other current assets	0.4	15.6	—		16.0	—		16.0	—		16.0
Current assets	1.8	130.5	16.7		149.0	—		149.0	—		149.0
Cash and investments held in Trust Account	414.0	—	(414.0)	B	—	—		—	—		—
Long-term investments	—	0.2	—		0.2	—		0.2	—		0.2
Goodwill	—	752.8	1,526.7	C	2,279.5	172.0	F, D, H	2,451.5	—		2,451.5
Intangible assets, net	—	440.1	461.9	C	902.0	—		902.0	—		902.0
Property and equipment, net	—	37.6	—		37.6	—		37.6	—		37.6
Other noncurrent assets	—	14.4	—		14.4	—		14.4	—		14.4
Non-current assets	414.0	1,245.1	1,574.6		3,233.7	172.0		3,405.7	—		3,405.7
Total assets	415.8	1,375.6	1,591.3		3,382.7	172.0		3,554.7	—		3,554.7
Accounts payable and accrued liabilities	1.9	44.5	(0.1)	D	46.3	—		46.3	—		46.3
Incentive program payable	—	42.1	—		42.1	—		42.1	—		42.1
Deferred revenue	—	108.8	(41.7)	E	67.1	—		67.1	—		67.1
Acquisition-related obligations	—	2.0	—		2.0	—		2.0	—		2.0
Current portion of notes payable and capital lease obligations	—	51.8	(42.5)	D	9.3	1.8	D	11.1	—		11.1
Current liabilities	1.9	249.2	(84.3)		166.8	1.8		168.6	—		168.6
Long term deferred revenue	—	3.4	(1.3)	E	2.1	—		2.1	—		2.1
Tax receivable agreement	—	—	36.4	F	36.4	(3.0)	F	33.4	—		33.4
Notes payable and capital lease obligations	—	891.2	(553.3)	D	337.9	173.2	D	511.1	—		511.1
Other noncurrent liabilities	15.4	53.0	279.4	G, H, M	347.8	—	H	347.8	—		347.8
Non-current liabilities	15.4	947.6	(238.8)		724.2	170.2		894.4	—		894.4
Total liabilities	17.3	1,196.8	(323.1)		891.0	172.0		1,063.0	—		1,063.0
Common stock ($0.00001 par value)	0.0	—	—	I	0.0	—		0.0	—		0.0
Additional paid in capital	399.8	439.8	1,371.5	I	2,211.1	(52.0)	K	2,159.1	—	L	2,159.1
Accumulated deficit	(1.3)	(259.8)	188.7	I	(72.4)	—		(72.4)	—		(72.4)
Accumulated other comprehensive income	—	(1.2)	1.2	I	—	—		—	—		—
Total shareholders’ equity	398.5	178.8	1,561.4		2,138.7	(52.0)		2,086.7	—		2,086.7
Noncontrolling interest	—	—	353.0	J	353.0	52.0	K	405.0	—	L	405.0
Total equity	398.5	178.8	1,914.4		2,491.7	—		2,491.7	—		2,491.7
Total liabilities & equity	415.8	1,375.6	1,591.3		3,382.7	172.0		3,554.7	—		3,554.7

Unaudited Pro Forma Condensed Combined Statement of Operations for the Period from Inception to September 30, 2020
	Historical Financials		Transaction Accounting Adjustments (assuming No Redemptions)		Pro Forma Combined (assuming No Redemptions)	Transaction Accounting Adjustments (assuming Maximum Redemptions with Available Backstop)		Pro Forma Combined (assuming Maximum Redemptions with Available Backstop)	Transaction Accounting Adjustments (assuming Maximum Redemption with No Backstop)		Pro Forma Combined (assuming Maximum Redemption with No Backstop)
($ in millions)	CCNB1 (Historical from 1/14/20 through 9/30/20)	E2Open (Historical from 12/1/19 through 8/31/20)
Revenue	—	249.1	(1.5)	AA	247.6	—		247.6	—		247.6
Cost of Revenue
Subscriptions	—	44.5	—		44.5	—		44.5	—		44.5
Professional services and other	—	33.8	—		33.8	—		33.8	—		33.8
Amortization of acquired intangible assets	—	16.5	11.2	BB	27.7	—		27.7	—		27.7
Total cost of revenue	—	94.8	11.2		106.0	—		106.0	—		106.0
Gross Profit	—	154.3	(12.7)		141.6	—		141.6	—		141.6
Operating Expenses
Research and development	—	45.9	—		45.9	—		45.9	—		45.9
Sales and marketing	—	40.1	—		40.1	—		40.1	—		40.1
General and administrative	1.3	31.1	—		32.4	—		32.4	—		32.4
Acquisition-related expenses	—	8.6	(0.7)	CC	7.9	—		7.9	—		7.9
Amortization of acquired intangible assets	—	25.3	18.1	BB	43.4	—		43.4	—		43.4
Total operating expenses	1.3	151.0	17.4		169.7	—		169.7	—		169.7
Income (loss) from operations	(1.3)	3.3	(30.1)		(28.1)	—		(28.1)	—		(28.1)
Interest and other expense, net	0.0	(55.6)	47.1	DD	(8.5)	(5.4)	DD	(13.9)	—		(13.9)
Total other expenses	0.0	(55.6)	47.1		(8.5)	(5.4)		(13.9)	—		(13.9)
Loss before income tax benefit	(1.3)	(52.3)	17.0		(36.6)	(5.4)		(42.0)	—		(42.0)
Income tax expense (benefit)	—	9.9	3.3	EE	13.2	(1.2)	EE	12.0	—	EE	12.0
Net loss	(1.3)	(62.2)	13.7		(49.8)	(4.2)		(54.0)	—		(54.0)
Net loss attributable to noncontrolling interest	—	—	(5.8)	FF	(5.8)	(2.5)	FF	(8.3)	—	FF	(8.3)
Net loss attributable to controlling interest	(1.3)	(62.2)	19.5	FF	(44.0)	(1.7)	FF	(45.7)	—	FF	(45.7)
Earnings per share (Note 6)
Weighted average shares outstanding, basic					186.6			163.9			163.9
Loss per share (basic)					(0.24)			(0.28)			(0.28)
Weighted average shares outstanding, diluted					186.6			163.9			163.9
Loss per share (diluted)					(0.24)			(0.28)			(0.28)

Unaudited Pro Forma Condensed Combined Statement of Operations for Year Ended December 31, 2019
	Historical Financials			Transaction Accounting Adjustments (assuming No Redemptions)		Pro Forma Combined (assuming No Redemptions)	Transaction Accounting Adjustments (assuming Maximum Redemptions with Available Backstop)		Pro Forma Combined (assuming Maximum Redemptions with Available Backstop)	Transaction Accounting Adjustments (assuming Maximum Redemption with No Backstop)		Pro Forma Combined (assuming Maximum Redemption with No Backstop)
($ in millions)	E2Open (Historical from 3/1/19 through 2/29/20)	Amber (Historical from 3/1/19 through 7/2/19, Note 4)	E2open Combined (Historical 3/1/19 through 2/29/20)
Revenue	305.1	28.2	333.3	(28.0)	AA	305.3	—		305.3	—		305.3
Cost of Revenue				—
Subscriptions	59.1	6.8	65.9	—		65.9	—		65.9	—		65.9
Professional services and other	42.4	4.7	47.1	—		47.1	—		47.1	—		47.1
Amortization of acquired intangible assets	19.5	0.3	19.8	17.1	BB	36.9	—		36.9	—		36.9
Total cost of revenue	121.0	11.8	132.8	17.1		149.9	—		149.9	—		149.9
Gross Profit	184.1	16.4	200.5	(45.1)		155.4	—		155.4	—		155.4
Operating Expenses
Research and development	61.9	5.8	67.7	—		67.7	—		67.7	—		67.7
Sales and marketing	53.6	7.7	61.3	—		61.3	—		61.3	—		61.3
General and administrative	51.8	5.4	57.2	15.7	GG	72.9	—		72.9	—		72.9
Acquisition-related expenses	26.7	1.5	28.2	51.4	CC	79.6	—		79.6	—		79.6
Amortization of acquired intangible assets	31.1	—	31.1	26.8	BB	57.9	—		57.9	—		57.9
Total operating expenses	225.1	20.4	245.5	93.9		339.4	—		339.4	—		339.4
Income (loss) from operations	(41.0)	(4.0)	(45.0)	(139.0)		(184.0)	—		(184.0)	—		(184.0)
Interest and other expense, net	(67.6)	(0.2)	(67.8)	55.4	DD	(12.4)	(7.2)	DD	(19.6)	—		(19.6)
Total other expenses	(67.6)	(0.2)	(67.8)	55.4		(12.4)	(7.2)		(19.6)	—		(19.6)
Loss before income tax benefit	(108.6)	(4.2)	(112.8)	(83.6)		(196.4)	(7.2)		(203.6)	—		(203.6)
Income tax expense (benefit)	(7.3)	0.2	(7.1)	(16.2)	EE	(23.3)	(0.6)	EE	(23.9)	—	EE	(23.9)
Net loss	(101.3)	(4.4)	(105.7)	(67.4)		(173.1)	(6.6)		(179.7)	—		(179.7)
Net loss attributable to noncontrolling interest	—	—	—	(31.3)	FF	(31.3)	(9.0)	FF	(40.3)	—	FF	(40.3)
Net loss attributable to controlling interest	(101.3)	(4.4)	(105.7)	(36.1)	FF	(141.8)	2.4	FF	(139.4)	—	FF	(139.4)
Earnings per share (Note 6)
Weighted average shares outstanding, basic						186.6			163.9			163.9
Loss per share (basic)						(0.76)			(0.85)			(0.85)
Weighted average shares outstanding, diluted						186.6			163.9			163.9
Loss per share (diluted)						(0.76)			(0.85)			(0.85)

1. Basis of pro forma presentation
The unaudited pro forma condensed combined financial statements have been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with CCNB1 as the acquiring entity. Under the acquisition method of accounting, CCNB1’s assets and liabilities will retain their carrying values and the assets and liabilities associated with E2open will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by CCNB1, who was determined to be the accounting acquirer.
ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
The pro forma adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial statements and do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Business Combination that are not expected to have a continuing impact on the statement of operations. Further, one-time transaction-related expenses incurred prior to, or concurrently with the consummation of the Business Combination are presented in the unaudited pro forma condensed combined statement of operations as if it was consummated on January 1, 2019. The impact of such transaction expenses incurred prior to the Business Combination are reflected in the unaudited pro forma condensed combined balance sheet as reductions to liabilities and a decrease to cash, whereas such transaction expenses incurred concurrently with the consummation of the Business Combination are reflected as an adjustment to retained earnings or members deficit and a decrease to cash. Such transaction expenses incurred and paid by E2open prior to the Business Combination has been adjusted as part of the E2open equity close out adjustment.
The acquisition of Amber was considered a business combination under ASC 805, and was accounted for using the acquisition method of accounting. E2open recorded the fair value of assets acquired and liabilities assumed from Amber in the audited financial statements as of and for the period ended February 29, 2020.
The accompanying unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting in accordance with ASC 805 and are based on certain currently available information and certain assumptions and methodologies that CCNB1 believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. CCNB1 believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the Business Combination occurred on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the period from inception to September 30, 2020 and the year ended

December 31, 2019 present pro forma effect to the Business Combination and Acquisition as if it had been completed on January 1, 2019. These periods are presented on the basis of CCNB1 being the accounting acquirer.
2. Description of the Business Combination
Pursuant to the Business Combination Agreement, existing E2open owners will receive a combination of cash, Class A common stock and non-economic voting Class V common stock in the continuing public company and will retain approximately 35.2% of the economic interests in E2open under the No Redemption scenario, 43.8% under the Maximum Redemptions with Available Backstop scenario, or 43.8% under the Maximum Redemptions with No Backstop scenario. The Business Combination will be structured as an Up-C transaction, whereby the Flow-Through Sellers will own equity in E2open (Common Units) and hold direct voting rights in CCNB1 (Class V common stock).
Below is a diagram of the proposed transaction under the No Redemption scenario:

Existing E2Open Investors
Public Shareholders
Sponsor, CCNB1 Independent Directors
PIPE Investors
NBOKS (Forward Purchase)
22.9% Class A Common
22.2% Class A Common
6.9% Class A Common
37.3% Class A Common
10.7% Class A Common
Class A common stock
- Voting rights
- Economic rights
15.9% Class V Common
Class V common stock
- Voting rights
- Non-economic
E2open Parent Holdings, Inc.
"CCNB1" or
"E2open PubCo"
(FKA CC Neuberger Principal Holdings I)
84.1%
Common Units
- Economic rights
- Non-voting interests
- Sole Managing Member
15.9%
E2open Holdings, LLC "E2open Holdings"
Common Units
- Economic rights
- Non-voting interests
- Exchangeable on a 1-for-1 basis for shares of Class A common stock
E2open Intermediate, LLC
E2open, LLC
US income tax legend
All entities are US and 100% owned, unless indicated otherwise.
Corporation
Disregarded Entity
Partnership
Shareholder

Below is a table to describe the cash sources and use of funds as it relates to the Business Combination under No Redemption, Maximum Redemptions with Available Backstop, and Maximum Redemptions with No Backstop scenarios.
Estimated Cash Sources and Uses (No Redemptions, in millions)
Sources		Uses
Record new term loan(9)	351.8	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	592.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	19.1
		Estimated Seller transaction costs(7)	40.0
		Cash to balance sheet	16.7
Total Sources	1,660.8	Total Uses	1,660.8

Estimated Cash Sources and Uses (Maximum Redemptions with Available Backstop, $ in millions)
Sources		Uses
Record new term loan(9)	525.0	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	478.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	17.3
Backstop	125.0	Estimated Seller transaction costs(7)	40.0
		Redemption of common shares(8)	414.0
		Cash to balance sheet	16.7
Total Sources	1,959.0	Total Uses	1,959.0
Estimated Cash Sources and Uses (Maximum Redemption with No Backstop, $ in millions)
Sources		Uses
Record new term loan(9)	525.0	Repay E2Open debt(5)	946.8
Trust Account(1)(4)	414.0	Cash to existing owners of E2open	478.5
PIPE investment(3)	695.0	Estimated Buyer transaction costs(6)	45.7
Forward purchase agreement(2)	200.0	Estimated debt financing costs	17.3
		Estimated Seller transaction costs(7)	40.0
		Redemption of common shares(8)	289.0
		Cash to balance sheet	16.7
Total Sources	1,834.0	Total Uses	1,834.0

(1)
Represents the expected amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination.

(2)
Represents the proceeds from the Forward Purchase Agreement, which provides for the purchase of the Forward Purchase Securities for the Maximum Forward Purchase Amount in a private placement to close concurrently with the Closing.

(3)
Represents the proceeds from the PIPE Investment (including proceeds from CC Capital, NBOKS and NBOKS Co-Invest).

(4)
Includes the expected amount of the restricted interest held in the Trust Account upon consummation of the Business Combination at the Closing.

(5)
Represents the amount of existing E2open debt that the combined company intends to pay down upon the Closing. This cash will be applied to E2open's credit facilities with Golub Capital and Silicon Valley Bank.

(6)
Represents the total estimated transaction fees and expenses incurred by CCNB1 as part of the Business Combination.

(7)
Represents the total estimated transaction fees and expenses incurred by E2open as part of the Business Combination.

(8)
Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Cash Conditions and that there is no Backstop or Permitted Equity Financing to replace such redemptions.

(9)
Represents the proceeds from a commitment for financing in the form of a $525 million term loan, the full amount of which financing is expected to be funded concurrently with the completion of the Business Combination. Under the No Redemptions scenario, available cash would be used to prepay $173.2 million of the New Credit Facilities, resulting in net debt of $351.8 million.

3. Description of the Acquisition
On July 2, 2019, E2open acquired Amber, a leading provider of cloud-based global trade management software, trade content and training. The Company acquired Amber for approximately $428.6 million in fixed consideration. The acquisition was funded by proceeds from a term loan due in 2024 and a note payable of $36.6 million.
The Acquisition was consummated on July 2, 2019 with purchase accounting adjustments recorded as of and for the period ended February 29, 2020. Therefore, the unaudited pro forma condensed combined balance sheet as of September 30, 2020 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 do not include pro forma adjustments for the Acquisition as it is fully reflected in the results of E2open for these periods. Refer to Adjustments to Pro Forma Condensed Combined Statement of Operations for adjustments made to the unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2019. These periods are presented on the basis of CCNB1 being the accounting acquirer.
The aggregate amount of consideration paid by E2open was allocated to Amber’s net tangible assets and intangible assets based on their estimated fair values. The excess of the purchase price over the value of the net tangible assets and intangible assets was recorded as goodwill.
($ in millions)
Purchase consideration	$428.6
Accounts payable	2.1
Accrued expenses and other liabilities	6.9
Deferred revenue	29.9
Other long-term liabilities	29.2
Total liabilities assumed	68.1
Total equity and liabilities	$496.7
Cash and cash equivalents	6.5
Accounts receivable	19.2
Prepaid expenses and other current assets	2.1
Fixed assets	3.2
Other non-current assets	1.3
Tangible assets	32.3
Content library	57.0
Customer relationships	103.1
Technology	41.0
Identifiable intangible assets	201.1
Goodwill	263.3
Total assets	$496.7
4. Adjustments to Pro Forma Condensed Combined Balance Sheet
Explanations of the adjustments to the pro forma balance sheet are as follows:
(A)
Represents adjustments to cash due to the following inflows and outflows as a result of the

Business Combination. The cost associated with any repayment of E2open debt is dependent on the manner in which the debt is paid off; the amount reflected herein represents the highest estimated potential fee:
New term loan debt	351.8
CC trust account	414.0
PIPE investment	695.0
Forward purchase agreement	200.0
Buyer transaction costs	(45.7)
Debt financing costs	(19.1)
Seller expenses	(40.0)
Repay E2Open debt	(946.8)
Cash to existing owners of E2open	(592.5)
Total	16.7

(B)
Reflects the reclassification of $414.0 million of cash and cash equivalents held in the Trust Account that become available for transaction consideration, transaction expenses, underwriting commission, redemption of CCNB1 Public Shares, and the operating activities of CCNB1 following the Business Combination.

(C)
Represents the adjustment for the estimated preliminary purchase price allocation for the E2open business resulting from the Business Combination. The preliminary calculation of total consideration and allocation of the purchase price to the fair value of E2open’s assets acquired and liabilities assumed is presented below as if the Business Combination was consummated on September 30, 2020. See Note 4(F) for discussion of the contingent consideration from Tax Receivable Agreement. CCNB1 has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of CCNB1 based on the information currently available and are subject to change once additional analyses are completed. Potential differences may include, but are not limited to, changes in allocation to intangible assets and change in fair value of property, plant, and equipment.

The following is a preliminary estimate of the fair value of consideration expected to be transferred in the Business Combination.

($ in millions)	No Redemption	Maximum Redemptions with Available Backstop	Maximum Redemption with No Backstop
Equity consideration paid to existing E2open ownership in CCNB1 (Class A common shares)	428.0	490.0	490.0
Cash Consideration to existing owners of E2open, net of $15.7 million post combination expense	576.8	462.8	462.8
Cash paid for seller transaction costs	40.0	40.0	40.0
Cash repayment of E2Open debt	946.8	946.8	946.8
Contingent consideration	147.1	147.1	147.1
Fair value of tax receivable agreement liability	36.4	33.4	33.4
Total consideration	2,175.1	2,120.1	2,120.1
Current assets	149.0	149.0	149.0
Property and equipment, net	37.6	37.6	37.6
Non-current assets	14.6	14.6	14.6
Intangible assets	902.0	902.0	902.0
Goodwill	2,279.5	2,451.5	2,451.5
Notes payable and capital lease obligations	(347.2)	(522.2)	(522.2)
Current liabilities	(157.5)	(157.5)	(157.5)
Non-current liabilities	(349.9)	(349.9)	(349.9)
Fair value of Flow-Through Sellers’ noncontrolling interest	(353.0)	(405.0)	(405.0)
Net assets acquired	2,175.1	2,120.1	2,120.1
Intangible Assets:   The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademark and trade name intangible assets represent the trade names that E2open originated or acquired that may be valued using the relief-from-royalty method. The customer relationships intangible asset represents the existing customer relationships of E2open that may be estimated by applying a recreation cost and/or with-and-without methodology. The developed technology intangible asset represents technology acquired by E2open for the purpose of generating income for E2open, which may be valued using a relief-from-royalty method considering technology migration obtained from precedent transactions of E2open, its peer group transactions, and other public and proprietary transaction studies. The content library represents the content contributed by network participants to the E2open business network and was valued using replacement cost method.
($ in millions)	Weighted average useful life (years)	Fair value
Indefinite-lived
Trademark / trade name	n/a	100.0
Definite-lived
Customer relationships	10	405.0
Technology	7	340.0
Content library	10	57.0
Total		902.0

Goodwill:   Approximately $2,279.5 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the estimated fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets. Goodwill represents future economic benefits arising from acquiring

E2open primarily due to its strong market position and its assembled workforce that are not individually identified and separately recognized as intangible assets.

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangible assets related to certain acquired brands will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the combined company determines that the value of goodwill and/or indefinite/finite lived intangible assets has become impaired, an accounting charge for impairment during the quarter in which the determination is made may be recognized.

(D)
Represents adjustments to long-term debt due to the following inflows and outflows as a result of the Business Combination:

	Current	Long-term	Total
Record new debt	3.5	348.3	351.8
New deferred finance costs	—	(19.1)	(19.1)
Repay E2Open debt	(46.0)	(900.8)	(946.8)
Eliminate E2Open historical deferred finance costs	—	18.3	18.3
Transaction Accounting Adjustment, No Redemption	(42.5)	(553.3)	(595.8)
	Current	Long-term	Total
Record new debt	5.3	519.7	525.0
New deferred finance costs	—	(17.3)	(17.3)
Repay E2Open debt	(46.0)	(900.8)	(946.8)
Eliminate E2Open historical deferred finance costs	—	18.3	18.3
Total, Maximum Redemption	(40.7)	(380.1)	(420.8)
Transaction Accounting Adjustment, Maximum Redemption	1.8	173.2	175.0

(E)
Reflects a reduction in deferred revenues related to the estimated fair value of the acquired deferred revenue related to the Business Combination. The adjustment is based on fair value estimates for deferred revenue, adjusted for costs to fulfill the liabilities assumed, plus normal profit margin. The difference between this adjusted deferred revenue at fair value and E2open’s historical deferred revenue results in a revenue reduction on a pro forma basis.

(F)
Concurrently with the completion of the Business Combination, the Company will be a party to a tax receivable agreement. Under the terms of that agreement, the Company generally will be required to pay to the Flow-Through Sellers and/or Blocker Sellers, as applicable, 85% of the applicable cash savings, if any, of U.S. federal and state income tax that the Company is deemed to realize in certain circumstances, including as a result of (i) certain increases in tax basis resulting from the Business Combination, (ii) certain pre-existing tax attributes of Blockers existing prior to the Business Combination, and (iii) tax benefits attributable to payments made under the Tax Receivable Agreement. The Company generally will retain the benefit of the remaining 15% of the applicable tax savings.

The estimate of the fair value of the Tax Receivable Agreement contingent consideration is subject to additional analyses. The adjustments to the Tax Receivable Agreement will be recorded as an adjustment to goodwill. CCNB1 anticipates that it will account for the income tax effects resulting from future taxable exchanges of Common Units by the Flow-Through Sellers for shares of Class A common stock or the cash equivalent thereof by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of each exchange. Further, CCNB1 intends to evaluate the likelihood that it will realize the benefit represented by the deferred tax asset, and, to the extent that it estimates that it is more likely than not that CCNB1 will not realize the benefit, CCNB1 will reduce the carrying amount of the deferred tax asset with a valuation allowance.

(G)
Reflects the payment of $15.4 million of deferred underwriters’ and legal fees incurred by CCNB1.

(H)
Represents adjustments to reflect applicable deferred taxes. Refer to Note 4(C) for the purchase price allocation. The deferred taxes are primarily related to the difference between the financial statement and tax basis in the E2open partnership interests and acquired tax attributes of the Blockers. This basis difference primarily results from the Business Combination where CCNB1 recorded a fair market value basis on all assets for financial accounting purposes and a fair value step-up on a portion of the assets for income tax purposes. The $147.7 million adjustment related to the deferred tax liability is assuming: (1) the GAAP balance sheet as of September 30, 2020 adjusted for the pro forma entries described herein, (2) estimated tax basis as of September 30, 2020 adjusted for the pro forma entries described herein, (3) a federal income tax rate of 21.0% and a blended state tax rate of 2.0%, and (4) no material changes in tax law.

(I)
The following table summarizes the pro forma adjustments impacting equity (amounts in thousands):

	Adjustments to historical equity	New equity structure	Other items	Pro forma adjustments
Common stock ($0.00001 par value)	—	0.0	—	0.0
Additional paid-in capital	(439.8)	1,866.5	(54.2)	1,372.5
Accumulated deficit	259.8	—	(71.1)	188.7
Accumulated other comprehensive loss	1.2	—	—	1.2
Stockholders’ equity	(178.8)	1,866.5	(125.3)	1,562.4

Adjustments to Historical Equity: Represents the elimination of E2open’s historical equity.

New Equity Structure: Represents the controlling interest of 186,650,000 shares at a per share price of $10.00 and par value of $0.00001.

Other items: Reflects the non-recurring transaction-related expenses of $71.1 million, including estimated acquisition costs of $52.8 million and the acceleration of debt financing costs upon repayment of $18.3 million, and the adjustment to additional paid-in capital related to the application of purchase accounting.

CCNB1 additional paid-in capital of $399.8 million at September 30, 2020 include $394.6 million of Class A ordinary shares subject to possible redemption at $10.00 per share.

(J)
Represents the pro forma adjustment to record noncontrolling interest in E2open Holdings of 15.9%.

(K)
Represents the impact of maximum redemptions of 41,400,000 Class A ordinary shares, estimated at $10.00 per share (the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination) and $125.0 in Backstop funding in exchange for Class A ordinary shares at $10.00 per share. The Maximum Redemptions with Available Backstop results in $114.0 million less cash distributed to existing E2open owners, which would decrease from $592.5 million to $478.5 million. Since cash is used to cover the unfunded redemption, there is no net change in the pro forma cash position. Class A common stock and Common Units issued to Flow-Through Sellers increases in proportion under the Maximum Redemptions with Available Backstop scenario from 78,100,000 shares under the No Redemption scenario to 89,500,000 shares under the Maximum Redemptions with Available Backstop scenario. Noncontrolling interest increases from 15.9% under the No Redemption scenario to 19.8% under the Maximum Redemptions with Available Backstop scenario.

(L)
Represents the impact of maximum redemptions of 28,900,000 Class A ordinary shares, estimated at $10.00 per share (the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination), which is the maximum number of shares that may be redeemed without causing the E2open Minimum Cash Condition to the Closing of the Business Combination to be unsatisfied if the Backstop is not available, for a pro rata portion of cash in the Trust Account. Per the Business Combination Agreement, unfunded shareholder redemptions reduce the cash funds available for existing E2open owners. The Maximum Redemptions with No Backstop results in $114.0 million less cash distributed to existing E2open owners, which would decrease from $592.5 million to $478.5 million. Since cash is used to cover the unfunded redemption, there is no net change in the pro forma cash position. Class A common stock and Common Units issued to Flow-Through Sellers increases in proportion under the Maximum Redemptions with No Backstop scenario from 78,100,000 shares under the No Redemption scenario to 89,500,000 shares under the Maximum Redemptions with No Backstop scenario. Noncontrolling interest increases from 15.9% under the No Redemption scenario to 19.8% under the Maximum Redemptions with No Backstop scenario.
(M)
Reflects a contingent consideration liability in the amount of $147.1 million due to the issuance of two tranches of certain restricted Class B-1 and B-2 shares in CCNB1 and Series 1 RCU and Series 2 RCU in E2Open Holdings as part of the Business Combination. These shares and units will be issued on a proportional basis to each holder of Class A Shares in CCNB1 and common units of E2 Open Holdings as reflected upon the consummation of the transactions contemplated by the Business Combination Agreement. The first tranche represents the issuance of a combination of 10 million shares of restricted Class B-1 shares and Series 1 RCUs that vest upon the Series 1 Vesting Event being met. The second tranche represents the issuance of a combination of 6.0 million shares of restricted Class B-2 shares and Series 2 RCUs that vest upon the Series 2 Vesting Event being met. These restricted shares and units are treated as a contingent consideration liability under ASC 805 and fair valued.

5. Adjustments to Pro Forma Condensed Combined Statements of Operations
Explanations of the adjustments to the pro forma statement of operations are as follows:
(AA)
Reflects a reduction in revenues related to the estimated fair value of the acquired deferred revenue related to the Business Combination. The adjustment is based on fair value estimates for deferred revenue, adjusted for costs to fulfill the liabilities assumed, plus normal profit margin. The difference between this adjusted deferred revenue at fair value and E2open’s historical deferred revenue results in a revenue reduction on a pro forma basis.

(BB)
Represents adjustments to incorporate estimated additional tangible and intangible assets depreciation and amortization for the step-up basis from purchase price accounting (“PPA”) at the closing of the Business Combination. This pro forma adjustment has been proposed assuming the Business Combination happened on January 1, 2019. The following table is a summary of information related to certain intangible assets acquired, including information used to calculate the pro forma change in amortization expenses that is adjusted to administrative expenses:

($ in millions)	Weighted average useful life (years)	Fair value
Indefinite- lived
Trademark / trade name	n/a	100.0
Definite-lived
Customer relationships	10	405.0
Technology	7	340.0
Content library	10	57.0
Total		902.0

($ in millions)	Weighted average useful life (years)	Fair value	Amortization Expense for the period from Inception to September 30, 2020	Amortization Expense for the twelve months ended December 31, 2019
Indefinite-lived trademark / trade name	n/a	100.0	n/a	n/a
Customer relationships	10	405.0	30.4	40.5
Technology	7	340.0	36.4	48.6
Content library	10	57.0	4.3	5.7
Total		902.0	71.1	94.8
Cost of revenue			27.7	36.9
Less: Historical amortization expenses, cost of revenue			16.5	19.8
Pro forma adjustments, cost of revenue			11.2	17.1
Operating expense			43.4	57.9
Less: Historical amortization expenses, operating expense			25.3	31.1
Pro forma adjustments, operating expense			18.1	26.8

(CC)
Reflects transaction-related costs incurred and expected to be incurred by E2open and CCNB1 related to the Business Combination as if it was consummated on January 1, 2019. These transaction-related costs are non-recurring. Pro forma transaction related costs adjustment of $51.4 million in the twelve months ended December 31, 2019 includes $0.7 million incurred and expensed in the nine months ended September 30, 2020 pushed back to the twelve months ended December 31, 2019, and excludes $1.4 million of transaction-related costs already expensed in the twelve months ended December 31, 2019.

(DD)
Represents estimated differences in interest expense and deferred finance charges as a result of incurring new debt and extinguishing historical E2open debt. The estimated interest rate of the anticipated new debt is 4.00%.

	Assuming No Redemption		Assuming Maximum Redemptions
($ in millions)	From Inception to September 30, 2020	Twelve months ended December 31, 2019	From Inception to September 30, 2020	Twelve months ended December 31, 2019
Eliminate historical interest expense	55.6	66.7	55.6	66.7
Record interest on new debt	(8.5)	(11.3)	(13.9)	(18.5)
Net pro forma interest expense adjustment	47.1	55.4	41.7	48.2
Transaction accounting adjustments	47.1	55.4	(5.4)	(7.2)

Includes the elimination of interest income on the CCNB1 trust account of $29 thousand.

(EE)
Represents the income tax effect of the pro forma adjustments calculated using a blended statutory income tax rate of 23.00% applied to the loss before income tax benefit applicable to the controlling interest. The effective tax rate of the combined company could be significantly different as the legal entity structure and activities of the combined company are integrated.

(FF)
Represents the adjustment to present noncontrolling interest in E2open. Noncontrolling interest is 15.9% under the No Redemption scenario, 19.8% under the Maximum Redemptions with Available Backstop scenarios, and 19.8% under the Maximum Redemptions with No Backstop scenario.

(GG)
Represents post combination compensation expense as a result of the anticipated modification of Common B Units to accelerate unvested awards as of the transaction date for the benefit of the acquirer. As it is for the benefit of the acquirer, it does not represent purchase consideration and we have included in our pro forma income statement as if the business combination consummated on January 1, 2019 because the modification is effective on the date of the transaction.
6. Pro Forma Earnings Per Share Information
As a result of the Business Combination, both the pro forma basic and diluted number of shares are reflective of 186,550,000 shares of Class A common stock outstanding on a No Redemptions basis, 163,900,000 shares on a Maximum Redemptions with Available Backstop basis, and 163,900,000 shares on a Maximum Redemptions with No Backstop basis.
	Assuming No Redemption		Assuming Maximum Redemptions with Available Backstop		Assuming Maximum Redemption with No Backstop
	Nine months ended September 30, 2020	Twelve months ended December 31, 2019	Nine months ended September 30, 2020	Twelve months ended December 31, 2019	Nine months ended September 30, 2020	Twelve months ended December 31, 2019
Net loss attributable to controlling interest ($ in millions)	(44.0)	(141.8)	(45.7)	(139.4)	(45.7)	(139.4)
Weighted average shares outstanding, controlling (shares in millions)	186.6	186.6	163.9	163.9	163.9	163.9
Loss per share (basic)	(0.24)	(0.76)	(0.28)	(0.85)	(0.28)	(0.85)
Loss per share (diluted)	(0.24)	(0.76)	(0.28)	(0.85)	(0.28)	(0.85)
Earnings per share exclude warrants and contingently issuable shares that would be anti-dilutive to pro forma EPS, including (i) 13,800,000 redeemable warrants to purchase Class A ordinary shares of CCNB1 offered by CCNB1 in its initial public offering, (ii) 10,280,000 warrants to purchase Class A ordinary shares of CCNB1 that were issued to the Sponsor concurrently with the IPO, (iii) 5,000,000 redeemable warrants that will be issued at the close of the Business Combination as part of the Forward Purchase Agreement, (iv) 2,500,000 unvested Restricted Sponsor Shares, held by the Sponsor and CCNB1 Independent Directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement, (v) 18,500,000 Flow-Through Seller non-voting unvested Restricted Common Units, and (vi) 35,300,000 Common Units owned by the Flow-Through Sellers under the No Redemption scenario, 40,500,000 Common Units under the Maximum Redemptions with Available Backstop scenario, and 40,500,000 Common Units under the Maximum Redemptions with No Backstop scenario that are exchangeable (together with the cancellation of an equal number of shares of voting, non-economic Class V common stock) into Class A common stock.

INFORMATION ABOUT CCNB1
Overview
CCNB1 was incorporated as a Cayman Islands exempted company on January 14, 2020 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination, one or more operating businesses or entities.
Significant Activities Since Inception
On January 16, 2020, CCNB1 issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for a payment of $25,000 for offering costs made by the Sponsor on behalf of the CCNB1. On March 6, 2020, CCNB1 effected a share capitalization resulting in the Sponsor holding an aggregate of 13,625,000 Founder Shares. On March 6, 2020, the Sponsor transferred 50,000 Founder Shares to each of Keith W. Abell and Eva F. Huston, CCNB1’s independent director nominees. On April 23, 2020, CCNB1 effected a share capitalization resulting in an aggregate of 15,350,000 Founder Shares issued and outstanding. On April 24, 2020, the underwriters exercised their 15% over-allotment option in full; thus, the Founder Shares were no longer subject to forfeiture.
On April 28, 2020, CCNB1 consummated its IPO of 41,400,000 Units, including 5,400,000 additional Units to cover over-allotments, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, inclusive of approximately $14.5 million in deferred underwriting commissions and approximately $0.9 million in deferred legal fees.
Simultaneously with the closing of the IPO, CCNB1 consummated the 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million.
Upon the closing of the IPO and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by CCNB1, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
CCNB1 entered into Forward Purchase Agreement with NBOKS which provide for the purchase of the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur).
CCNB1’s units began trading on June 19, 2020 on the NYSE under the symbol “PCPL.U.” Commencing on June 19, 2020, the securities comprising the units began separate trading. The ordinary shares and warrants are trading on the NYSE under the symbols “PCPL” and “PCPL WS,” respectively.
Effecting a Business Combination
General
CCNB1 is not presently engaged in and CCNB1 will not engage in, any substantive commercial business until it completes the Business Combination with E2open or another target business.
Fair Market Value of Target Business
Pursuant to NYSE listing rules, the target business or businesses that CCNB1 acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for CCNB1’s initial business combination. The fair market value of the target or targets will be determined by the CCNB1 Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Our shareholders will be relying on the business judgment of the CCNB1 Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section entitled “Shareholder Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” the CCNB1 Board determined that this test was met in connection with the Business Combination.
Shareholder Approval of the Business Combination
CCNB1 is seeking shareholder approval of the Business Combination at the Shareholders Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of Public Shares may redeem their shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such Redemption Right will be effected under the Amended and Restated Memorandum and Articles of Association and the laws of the Cayman Islands. Unlike other blank check companies in which the initial shareholders agree to vote their Class B ordinary shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, CCNB1’s Sponsor and its directors and officers have agreed in the Insider Letter Agreement (i) to vote (a) the 15,350,000 Class B ordinary shares held by the Sponsor and the CCNB1 Independent Directors and (b) any other ordinary shares owned by the Sponsor or CCNB1’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any CCNB1 Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination, or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity. If the Business Combination is not completed, then Public Shareholders electing to exercise their Redemption Right will not receive such payments and their shares will not be redeemed.
CCNB1 will complete the Business Combination (or any other proposed business combination, if the Business Combination is not completed) only if CCNB1 has net tangible assets of at least $5,000,001 upon the completion of the Business Combination (or if the Condition Precedent Proposals are approved immediately prior to the completion of such Business Combination, without regard to the assets or liabilities of the target company of such business combination and its subsidiaries), after giving effect to payments to Public Shareholders who exercise their Redemption Rights and a majority of the outstanding CCNB1 Shares voted are voted in favor of the Business Combination. CCNB1 chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act of 1933, as amended. It also is a condition to closing of the Business Combination that the E2open Minimum Cash Condition is satisfied (or waived by E2open and the Blockers) and that the CCNB1 Minimum Cash Condition is satisfied (or waived by CCNB1 and the Merger Subs).
Despite the net tangible asset condition and the Minimum Cash Conditions, CCNB1 may be able to complete the Business Combination even if a majority of CCNB1’s Public Shareholders do not agree with the Business Combination and have redeemed their shares or if CCNB1 has entered into privately negotiated agreements for investors to sell their shares to CCNB1’s Sponsor, directors and officers, advisors or their affiliates.
Please refer to the section entitled “Risk Factors — Risks Related to the Business Combination and CCNB1” for more information.
Liquidation if No Business Combination
Unless CCNB1 submits and CCNB1 shareholders approve an extension, if the Business Combination (or combination with another target business) is not completed by April 28, 2022, such condition will trigger CCNB1’s automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. As a result, this has the same effect as if CCNB1 had formally gone through a voluntary liquidation procedure under Cayman Islands law. Accordingly, no vote would be required from CCNB1’s shareholders to commence such a voluntary winding up, dissolution and liquidation.
The amount in the Trust Account (less approximately $ representing the aggregate nominal par value of the Public Shares) under the Cayman Islands Companies Law will be treated as share premium which is distributable under the Cayman Islands Companies Law provided that immediately following the date on which the proposed distribution is proposed to be made, CCNB1 is able to pay its debts as they fall due in the ordinary course of business. If CCNB1 is forced to liquidate the Trust Account, CCNB1 anticipates that it would distribute to its Public Shareholders the amount in the Trust Account calculated as of the date that is two days prior to the distribution date (including any accrued interest). Prior to such distribution. CCNB1 would be required to assess all claims that may be potentially brought against it by its creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. CCNB1 cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event CCNB1 enters an insolvent liquidation. Furthermore, while CCNB1 will seek to have vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with CCNB1 waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with CCNB1, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.
The Sponsor and CCNB1’s directors and officers have agreed to waive their rights to participate in any liquidation of the Trust Account or other assets with respect to the Class B ordinary shares held by them and to vote their Class B ordinary shares in favor of any dissolution and plan of distribution which CCNB1 submits to a vote of shareholders. There will be no distribution from the Trust Account with respect to CCNB1’s warrants, which will expire worthless.
Pursuant to the Business Combination Agreement, E2open has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CCNB1’s Trust Account held for its Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any certain distributions therefrom) except, in each case with respect to claims that E2open or its affiliates may have in the future against CCNB1’s assets or funds that are not held in the Trust Account (other than distributions to Public Shareholders) and claims against any other person (or any affiliate thereof) that is party to an alternative business combination consummated by CCNB1.
If CCNB1 is unable to complete the Business Combination and expends all of the net proceeds of CCNB1’s IPO, other than the proceeds deposited in the Trust Account and without taking into account interest, if any, earned on the Trust Account, the per-share distribution from the Trust Account would be approximately $10.00 based on the value of the Trust Account as of January 11, 2021.
The proceeds deposited in the Trust Account could, however, become subject to the claims of CCNB1’s creditors which would be prior to the claims of the Public Shareholders. Although CCNB1 has obtained and will continue to seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities CCNB1 engages execute agreements with CCNB1 waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against CCNB1’s assets, including the funds held in the Trust Account. In addition, the proceeds deposited in the Trust Account could become subject to any claims that E2open, any E2open Seller or the Equityholder Representative may have in the future against CCNB1’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (other than the trust distributions) and any assets that have been purchased or acquired with any such funds).
The Sponsor has agreed that it will be liable to CCNB1 if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which CCNB1 has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $ per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under CCNB1’s indemnity of the underwriters of CCNB1’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Additionally, if CCNB1 is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in CCNB1’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the shareholders. To the extent any bankruptcy claims deplete the Trust Account, CCNB1 cannot assure you it will be able to return to the Public Shareholders at least $ per public share (or such higher amount then held in trust).
Employees
CCNB1 currently has three executive officers: Chinh E. Chu, Matt Skurbe, and Douglas Newton. These individuals are not obligated to devote any specific number of hours to CCNB1’s matters but they intend to devote as much of their time as they deem necessary to CCNB1’s affairs until CCNB1 has completed its initial business combination. CCNB1 does not intend to have any full time employees prior to the completion of our initial business combination.
Facilities
CCNB1 maintains its executive offices at 200 Park Avenue, 58th Floor, New York, New York 10166. The cost for use of this space is included in the $20,000 per month fee CCNB1 pays to an affiliate of the Sponsor for office space, administrative and support services which will be paid through the earlier of the consummation of a business combination or CCNB1’s liquidation. CCNB1 considers its current office space adequate for its current operations. Upon completion of the Business Combination, the principal executive offices of the Company will be located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against CCNB1 or any members of its management team in their capacity as such.

DIRECTORS, OFFICERS, EXECUTIVE
COMPENSATION AND CORPORATE GOVERNANCE OF CCNB1
PRIOR TO THE BUSINESS COMBINATION
Management and CCNB1 Board
CCNB1’s current directors and officers are as follows:
Name	Age	Title
Chinh E. Chu	54	Chief Executive Officer and Director
Douglas Newton	42	Executive Vice President
Matthew Skurbe	47	Chief Financial Officer
Charles Kantor	50	Director
Eva F. Huston	50	Director
Keith W. Abell	63	Director
Chinh E. Chu, 54, has been our Chief Executive Officer and Director since January 15, 2020. Mr. Chu has over 25 years of investment and acquisition experience. In 2018, Mr. Chu founded Collier Creek (NYSE: CCH), a blank check company formed for substantially similar purposes as our company. Collier Creek sold 44,000,000 units in its initial public offering, generating aggregate proceeds of $440 million. In 2016, Mr. Chu co-founded CF Corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. CF Corporation sold 69,000,000 units in its initial public offering, generating gross proceeds of $690 million. On November 30, 2017, CF Corporation consummated the acquisition of Fidelity & Guaranty Life, a provider of annuities and life insurance products, for approximately $1.835 billion plus the assumption of $405 million of existing debt, and related transactions. In connection with the FGL business combination, the name of the company was changed from “CF Corporation” to “FGL Holdings” (NYSE: FG). Mr. Chu serves as Co-Executive Chairman of FGL Holdings. Mr. Chu is also the Founder and the Senior Managing Partner of CC Capital, a private investment firm which he founded in November 2015. As Senior Managing Director of CC Capital, Mr. Chu led the effort to take Dun & Bradstreet private in a $7.2 billion deal that closed in February 2019. Before founding CC Capital, Mr. Chu worked at Blackstone from 1990 to December 2015, where Mr. Chu led numerous investments across multiple sectors, including technology, financial services, chemicals, specialty pharma and healthcare products, and packaging. Mr. Chu was a Senior Managing Director at Blackstone from 2000 until his departure in December 2015, where he served, at various points, as a member of Blackstone’s Executive Committee, the Co-Chair of Blackstone’s Private Equity Executive Committee and as a member of Blackstone Capital Partners’ Investment Committee. Before joining Blackstone in 1990, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. In addition to Mr. Chu’s role as Co-Executive Chairman of FGL Holdings, he has served on the boards of directors of NCR Corporation (NYSE: NCR) and Stearns Mortgage since 2015 and Dun & Bradstreet since 2019. Mr. Chu previously served on the boards of directors of AVINTIV from 2011 to 2012, BankUnited Inc. from 2009 to 2014, Kronos Incorporated from 2014 to 2015, Biomet, Inc. from July 2007 to September 2007 and from 2013 to 2015, Freescale Semiconductor, Ltd. from 2011 to 2015 and HealthMarkets, Inc. from 2006 to 2016. Mr. Chu also previously served on the boards of directors of Alliant Insurance Services, Inc., AlliedBarton Security Services, Celanese Corporation, DJO Global, Inc., Graham Packaging, the London International Financial Futures and Options Exchange, Nalco Company, Nycomed, Stiefel Laboratories and SunGard Data Systems, Inc. Mr. Chu received a B.S. in Finance from the University of Buffalo.
Mr. Chu’s qualifications to serve on our board of directors include: his substantial experience in mergers and acquisitions, corporate finance and strategic business planning; his track record at CC Capital and Blackstone and in advising and managing multi-national companies; and his experience serving as a director for various public and private companies.
Douglas Newton, 42, has been our Executive Vice President, Corporate Development, since September 2020 and served as our Chief Financial Officer from January 2020 until September 2020. Mr. Newton has more than 16 years of professional investing experience across both public and private markets. Mr. Newton joined CC Capital as a senior Managing Director at its founding and was integral to CC Capital’s $7.2 billion acquisition of Dun & Bradstreet. Mr. Newton served as Chief Financial Officer of CF Corporation, the permanent capital vehicle through which CC Capital acquired Fidelity & Guaranty Life, and he played a leading role in the $2.5 billion acquisition. Before joining CC Capital, Mr. Newton was a Founding Partner at The WindAcre Partnership (“WindAcre”), an investment firm that owns a concentrated, long-term portfolio of global public equities and takes a private equity approach to public equity investing. At WindAcre, Mr. Newton helped lead deep company-specific research focused primarily on assessing the business quality of potential investment opportunities and their intrinsic value. Prior to that, Mr. Newton was a Senior Investment Analyst at Seneca Capital Investments, a multi-strategy hedge fund, where he focused on making long-term fundamental value investments. Mr. Newton also served as an Analyst at DLJ Merchant Banking Partners, a private equity firm, where he focused on investments in the industrial, power and media sectors. In addition, Mr. Newton served as an Analyst at Credit Suisse First Boston’s and Donaldson, Lufkin & Jenrette’s Media & Communications Group.
Matthew Skurbe, 47, has been our Chief Financial Officer since September 14, 2020. Since July 2020, Mr. Skurbe has served as the Chief Financial Officer, Chief Operating Officer and Senior Managing Director of CC Capital. Prior to joining CC Capital, Mr. Skurbe was the Treasurer and Managing Director in Finance for Blackstone. Before joining Blackstone in 2009, Mr. Skurbe was the CFO for Merrill Lynch Bank & Trust, a multi-billion dollar bank housing several of Merrill Lynch’s consumer lending and banking businesses. Prior to that role, Mr. Skurbe spent seven years supporting Merrill Lynch’s Treasury function and had previous roles with Amerada Hess and Arthur Andersen LLP. Mr. Skurbe is also a board member of the Association for Financial Professionals, Project Sunshine and Children’s Specialized Hospital Foundation. Mr. Skurbe received a BS in Accounting from Rutgers University, achieved the Certified Public Accountant certification and is a Certified Treasury Professional.
Charles Kantor, 50, has served on our board of directors since January 15, 2020. Mr. Kantor is a Managing Director at Neuberger Berman after joining the firm in 2000. Mr. Kantor is the founder and Senior Portfolio Manager of the Kantor Group, which manages over $5 billion of equity and fixed income securities for institutional and high net worth investors as of December 31, 2019. Mr. Kantor leads a team of eight investment professionals with aggregate investment experience of over 150 years and sits on the firm’s Partnership Committee as a senior leader of Neuberger Berman. Prior to joining Neuberger Berman, Mr. Kantor led Stern Stewart’s Financial Institutions division, where he advised clients on implementing EVA-based financial management systems and co-authored academic papers in the Journal of Applied Corporate Finance. In addition, Mr. Kantor is a regular commentator and contributor to various financial and business news media outlets. Mr. Kantor earned a Bachelor of Commerce in Accounting and Economics from the University of Cape Town, South Africa and an MBA (with honors) from Harvard University Graduate School of Business.
Mr. Kantor’s qualifications to serve on our board of directors include: his substantial experience in mergers and acquisitions, corporate finance and strategic business planning; his track record at the Kantor Group and in advising and managing multi-national companies; and his experience serving as a director for various public and private companies.
Eva F. Huston, 50, has served on our board of directors since April 2020. Ms. Huston is currently the Chief Strategy Officer of Duck Creek Technologies (NASDAQ: DCT), a leading SaaS software company serving the P&C insurance industry, where she spearheads development and execution of corporate strategy, since August 2020. Previously, Ms. Huston was the Senior Vice President and Chief Financial Officer at Verisk Analytics (NASDAQ: VRSK), a data analytics and risk assessment firm. Prior to joining Verisk Analytics in 2009, Ms. Huston was a Managing Director in telecom, media and technology investment banking at JP Morgan Chase & Co. (“JP Morgan”) (NYSE: JPM), where she was responsible for the marketing and information services practice. Ms. Huston’s client base included companies providing data and analytics to a variety of industry verticals, such as consumer and media, financial services, insurance and automotive. At JP Morgan, Ms. Huston advised clients on equity and debt financing transactions, as well as significant sector acquisitions.
Ms. Huston’s qualifications to serve on our board of directors include: her substantial experience in financial, technology and business services sectors, investment banking, mergers and acquisitions, corporate finance and strategic business planning; and her track record at Verisk Analytics and JP Morgan and in advising and managing multi-national companies.
Keith W. Abell, 63, has served on our board of directors since April 2020. Mr. Abell currently serves as a director of FGL Holdings, formerly known as CF Corporation (NYSE: FG) and as a director of Graf Industrial Corp. (NYSE: GRAF). In 2009, Mr. Abell co-founded Sungate Properties, LLC, a real estate investment company, which he co-founded in 2010 after managing private investments during 2007 and 2008. From 1994 to 2007, Mr. Abell was a co-founder of, and served in a variety of senior management roles at, GSC Group (and its predecessor, Greenwich Street Capital Partners, L.P.), an alternative asset manager. Prior to that, Mr. Abell was a Managing Director at Blackstone until 1994 where he, among other things, founded the firm’s first Hong Kong office. Prior to Blackstone, Mr. Abell served as a Vice President at Goldman, Sachs & Co., where he worked in the global finance, corporate finance and mergers and acquisitions departments. Mr. Abell serves as the treasurer and as a director of the National Committee on United States-China Relations.
Mr. Abell’s qualifications to serve on our board of directors include: his substantial experience in private equity, mergers and acquisitions, corporate finance and strategic business planning; his track record at GSC Group and Blackstone and in advising and managing multinational companies; and his experience serving as a director for various public and private companies.
Corporate Governance
Number, Terms of Office and Election of Officers and Directors
The CCNB1 Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting of shareholders until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Eva F. Huston, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Keith W. Abell, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Messrs. Kantor and Chu, will expire at our third annual meeting of shareholders.
Prior to the completion of an initial business combination, any vacancy on the CCNB1 Board may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of the Business Combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason.
Pursuant to a registration and shareholder rights agreement entered into concurrently with the IPO, our Sponsor, upon consummation of an initial business combination, will be entitled to nominate three individuals for election to our board of directors, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement.
Our officers are appointed by the CCNB1 Board and serve at the discretion of the CCNB1 Board, rather than for specific terms of office. The CCNB1 Board is authorized to appoint persons to the offices set forth in our Amended and Restated Memorandum and Articles of Association as it deems appropriate. Our Amended and Restated Memorandum and Articles of Association provide that our officers may consist of any person to hold an office in CCNB1.
Director Independence
The NYSE listing standards require that a majority of the CCNB1 Board be independent. However, we have one year from the date of the IPO to have a majority of our board members be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The CCNB1 Board has determined that Eva F. Huston and Keith W. Abell are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Pursuant to NYSE’s phase-in rules for newly listed companies, we have one year from the date on which we were first listed on NYSE to for a majority of our board of directors to be independent. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of our executive officers or directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we have paid and will pay $20,000 per month to an affiliate of our sponsor for office space, secretarial and administrative services provided to us. In addition, our sponsor, executive officers and directors, or any of their respective affiliates have been and will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Customary management fees are also paid to an affiliate of our Sponsor to manage the investments in the Trust Account. In the future, we, upon consultation with the compensation committee of the CCNB1 Board, may decide to compensate our executive officers and other employees. Our audit committee reviews on a quarterly basis all payments that are made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the CCNB1 Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the CCNB1 Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may remain directors or negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Committees of the CCNB1 Board
The CCNB1 Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The CCNB1 Board has an audit committee. Eva F. Huston and Keith W. Abell serve as members of the audit committee. Under the NYSE listing standards and applicable SEC rules, after one year from the

IPO we will be required to have three members of the audit committee, all of whom must be independent, subject to certain exceptions.
Keith W. Abell serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE, and the CCNB1 Board has determined that Eva F. Huston and Keith W. Abell each qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The primary purposes of our audit committee are to assist the CCNB1 Board’s oversight of:
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the integrity of our financial statements;

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our compliance with legal and regulatory requirements;

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the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

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our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures; and

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the performance of our internal audit function.

The audit committee is governed by a charter that complies with the rules of the NYSE.
Compensation Committee
The CCNB1 Board has established a compensation committee. The members of our compensation committee are Eva F. Huston, Keith W. Abell and Chinh E. Chu, with Chinh E. Chu serving as chairman of the compensation committee. Eva F. Huston and Keith W. Abell are independent. We have one year from our IPO for our nominating and corporate governance committee to be comprised fully of independent directors.
The primary purposes of our compensation committee are to assist the CCNB1 Board in overseeing our management compensation policies and practices, including:
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determining and approving the compensation of our executive officers; and

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reviewing and approving incentive compensation and equity compensation policies and programs.

The compensation committee is governed by a charter that complies with the rules of the NYSE. This charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.
Nominating and Corporate Governance Committee
The CCNB1 Board has established a nominating and corporate governance committee. The members of our nominating and corporate governance are Eva F. Huston, Keith W. Abell and Chinh E. Chu, with Chinh E. Chu serving as chairman of the nominating and corporate governance committee.
The primary purposes of our nominating and corporate governance committee will be to assist the CCNB1 Board in:
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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the CCNB1 Board candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the CCNB1 Board;

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developing, recommending to the CCNB1 Board and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the CCNB1 Board, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.
Director Nominations
The CCNB1 Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our Amended and Restated Memorandum and Articles of Association.
We have not formally established any specific minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our shareholders.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.
Code of Ethics
CCNB1 has adopted a Code of Ethics applicable to our directors, officers and employees.
How to Obtain the Code of Ethics and Committee Charters
CCNB1 has filed a copy of our Code of Ethics as an exhibit to the registration statement relating to our IPO. You will be able to review our Code of Ethics and the charters of the committees of the CCNB1 Board by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us and is posted on our web site at http://www.ccnbprincipal.com/investor-relations/cc-neuberger-principal-holdings-I/default.aspx. We intend to disclose any amendments to or waivers of certain provisions in a Current Report on Form 8-K.
Corporate Governance Guidelines
The CCNB1 Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which the CCNB1 Board and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines has been posted on the CCNB1 website.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CCNB1
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to CCNB1 prior to the consummation of the Business Combination. The following discussion and analysis of CCNB1’s financial condition and results of operations should be read in conjunction with CCNB1’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on January 14, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although we are not limited to a particular industry or geographic region for purposes of consummating a business combination, we intend to focus in the financial, technology and business services sectors. Our sponsor is CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for our IPO was declared effective on April 23, 2020. On April 28, 2020, we consummated the IPO of 41,400,000 Units, including 5,400,000 additional Units to cover over-allotments, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, inclusive of approximately $14.5 million in deferred underwriting commissions and approximately $0.9 million in deferred legal fees. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the IPO, we consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million.
Upon the closing of the IPO and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below. Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement, although substantially all of the net proceeds are intended to be applied toward identifying and consummating an initial business combination.
If we are unable to complete a business combination within 24 months from the closing of the IPO, or April 28, 2022 (unless CCNB1 submits and its shareholders approve an extension of such date), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the CCNB1 Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. Our Amended and Restated Memorandum and Articles of Association provide that, if we wind up for any other reason prior to the consummation of the initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law.

Results of Operations
Our entire activity from January 14, 2020 (inception) through September 30, 2020, was in preparation for an IPO, and since our IPO, our activity has been limited to the search for a prospective initial business combination. We will not generate any operating revenues until the Closing and completion of our initial business combination.
For the three months ended September 30, 2020, we had a loss of approximately $1,129,000, which consisted of general and administrative expenses of approximately $1,140,000, offset by net gain from investments held in Trust Account of approximately $10,000.
For the period from January 14, 2020 (inception) through September 30, 2020, we had a loss of approximately $1,296,000, which consisted of general and administrative expenses of approximately $1,135,000, offset by net gain from investments held in Trust Account of approximately $39,000.
Liquidity
As of September 30, 2020, we had approximately $1.4 million in our operating bank account, and a working capital deficit of approximately $121,000.
Our liquidity needs to date have been satisfied through receipt of a $25,000 capital contribution from our Sponsor in exchange for the issuance of the Founder Shares to our Sponsor, the loans from our Sponsor of approximately $125,000 to us under the Note to cover for offering costs in connection with the IPO, and the proceeds from the consummation of the Private Placement not held in the Trust Account. We repaid the Note on May 29, 2020. In addition, in order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide the Company Working Capital Loans. As of September 30, 2020, there were no amounts outstanding under any Working Capital Loan.
Upon the closing of the IPO and the Private Placement, $414.0 million of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. The investments in money market funds held in Trust Account are generally convertible to cash within the Trust Account on a same-day basis.
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Based on the foregoing, our management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors to meet our needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Backstop Agreement
Concurrently with the execution of the Business Combination Agreement, CCNB1 entered into into the Backstop Agreement with NBOKS, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, allocate up to an aggregate of $300,000,000 to subscribe for shares of Class A common stock at $10.00 per share in connection with the Business Combination, which subscription amount shall not exceed the number of shares of CCNB1 subject to redemption. Under the Backstop

Agreement, CCNB1 and NBOKS made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Backstop Agreement will not survive the consummation of the Backstop. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the consummation of the Business Combination, and will be consummated simultaneously with the Business Combination. The Backstop Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms. E2open Holdings is a third party beneficiary of CCNB1's rights to enforce NBOKS' obligation to fund pursuant to the Backstop Agreement, subject to the terms and conditions set forth therein.
Other Contractual Obligations
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. However, the registration and shareholder rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreement, we have agreed to use our reasonable best efforts (i) to file within 30 days after the closing of a business combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter but in no event later than 60 days after the initial filing, (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which NBOKS or its assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and (iv) after such registration statement is declared effective, cause us to conduct firm commitment underwritten offerings, subject to certain limitations. In addition, the Forward Purchase Agreement provides that these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by the Company.
Deferred Underwriting Fees
Pursuant to our IPO, the underwriters were entitled to a 45-day option from the date of the final prospectus to purchase up to 5,400,000 additional Units at the IPO price less the underwriting discounts and commissions. On April 24, 2020, the underwriters fully exercised their over-allotment option.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $8,300,000, paid upon the closing of the IPO. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per unit, or approximately $14,500,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
Deferred Legal Fees
We obtained legal advisory services from two legal counsel firms in connection with the IPO and agreed to pay their fees upon the consummation of the initial business combination. As of September 30, 2020, we recorded approximately $900,000 in deferred legal fees in connection with such agreements in the accompanying balance sheet.

Critical Accounting Policies and Estimates
This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe there have been no significant changes in our critical accounting policies as discussed in the Form 8-K and the final prospectus filed by us with the SEC on May 4, 2020 and April 27, 2020, respectively.
Off-Balance Sheet Arrangements
As of September 30, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

DESCRIPTION OF THE COMPANY’S SECURITIES
The following summary of certain provisions of the Company securities does not purport to be complete and is subject to the proposed Certificate of Incorporation, the proposed Bylaws and the provisions of applicable law. Copies of the proposed Certificate of Incorporation and the proposed Bylaws are attached to this proxy statement/prospectus as Annex E and Annex F, respectively.
Authorized and Outstanding Stock
The Certificate of Incorporation will authorize the issuance of 2,553,000,000 shares, consisting of:
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1,000,000 shares of preferred stock, par value $0.0001 per share;

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2,500,000,000 shares of Class A common stock, par value $0.0001 per share;

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9,000,000 shares of Series B-1 common stock, par value $0.0001 per share;

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4,000,000 shares of Series B-2 common stock, par value $0.0001 per share; and

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40,000,000 shares of Class V common stock, par value $0.0001 per share.

Class A Common Stock
Upon completion of the Business Combination, we expect that there will be approximately 186.604 million shares of Class A common stock outstanding, subject to the assumptions described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.” All shares of Class A common stock are fully paid and non-assessable. In connection with the Business Combination, the Class B ordinary shares held by the Sponsor will be converted into shares of Class A common stock of the Company other than 2,500,000 Class B ordinary shares which will automatically convert into Series B-1 common stock in accordance with the Sponsor Side Letter Agreement and the Certificate of Incorporation.
Voting rights.   Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Holders of Class A common stock will vote together with holders of Class V common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
Dividend rights.   Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.
Other rights.   The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class B Common Stock
Upon completion of the Business Combination, there will be approximately 8.115 million shares of Series B-1 common stock and approximately 3.369 million shares of Series B-2 common stock outstanding, which collectively comprise the approximately 11.484 million shares of Class B common stock that will be outstanding.
Voting rights.   Except as required by law, holders of Class B common stock are not entitled to any voting rights with respect to such Class B common stock.
Dividend rights.   Dividends and other distributions shall be declared simultaneously with any dividend on shares of Class A common stock and ratably for the holders of Class B common stock, provided that no such dividends shall be paid on any share of Class B common stock until the conversion of such share into Class A common stock, if any, at which time all accrued dividends shall be paid.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class B common stock are not entitled to receive any assets of the Company (other than to the extent such liquidation, dissolution or winding up constitutes a Conversion Event (as defined in the Sponsor Side Letter Agreement), in which case such Class B common stock shall, in accordance with the Certificate of Incorporation, automatically convert to Class A common stock and the holders of such resulting Class A common stock shall be treated as a holder of Class A common stock).
Other rights.   The Series B-1 common stock automatically converts into Class A common stock of the Company on a one-to-one basis upon the occurrence of VWAP 1 Vesting Event. The Series B-2 common stock automatically converts into Class A common stock of the Company on a one-to-one basis upon the occurrence of VWAP 2 Vesting Event.
Class V Common Stock
Upon completion of the Business Combination, there will be approximately 35.335 million shares of Class V common stock outstanding, with the Company holding any shares of Class V common stock in treasury that are not issued to the Flow-Through Sellers. All shares of Class V common stock to be issued in connection with the Business Combination will be fully paid and non-assessable.
Voting rights.   Each holder of Class V common stock is entitled to one vote for each share of Class V common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). Holders of shares of Class V common stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or. in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V common stock, as such, will have no voting power pursuant to the Certificate of Incorporation with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
Dividend rights.   Dividends and other distributions shall not be declared or paid on the Class V Common Stock.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V common stock are not entitled to receive any assets of the Company.
Other rights.   The holders of shares of Class V common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V common stock.

Issuance and Retirement of Class V common stock.   In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Common Units, such share will automatically be transferred to the Company and cancelled for no consideration. The Company will not issue additional shares of Class V common stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance of Common Units in accordance with the governing documents of E2open or the vesting of Restricted Common Units.
Preferred Stock
No shares of Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination. The Certificate of Incorporation will authorize the Company Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Common Stock. The Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.
The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Common Stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock. At present, we have no plans to issue any Preferred Stock.
Warrants
Public Shareholders’ and Forward Purchase Warrants
Each whole warrant will entitle the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO or 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase a multiple of three units, the number of warrants issuable to you upon separation of the units will be rounded down to the nearest whole number of warrants. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A common stock underlying such unit.
We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of our initial business combination, we will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. We will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash
Once the warrants become exercisable, we may call the warrants for redemption:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Warrants for Class A Common Stock
Commencing ninety days after the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
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in whole and not in part;

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for a number of shares of Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Class A common stock except as otherwise described below;

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upon a minimum of 30 days’ prior written notice of redemption; and

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if, and only if, the last sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices,” or the number of Class A common stock that a warrant holder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.
Redemption Date Fair Market Value of Class A Common Stock
Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The “fair market value” of our Class A common stock shall mean the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.365 Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Class A common stock.
This redemption feature differs from the typical warrant redemption features used in other offerings by special purpose acquisition companies, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants (other than the private placement warrants) be redeemed when the Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants for Class A common stock, instead of cash, for “fair value” without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants for Cash.” Holders of the warrants will, in effect, receive a number of shares representing fair value for their warrants based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a premium in value as compared to the expected trading price that the warrants would be expected to trade. This redemption right provides us not only with an additional mechanism by which to redeem all of the outstanding warrants, in this case, for Class A common stock, and therefore have certainty as to (i) our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) to the amount of cash provided by the exercise of the warrants and available to us, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” we would pay to warrant holders if we chose to redeem warrants in this manner. While we will effectively be required to pay a “premium” to warrant holders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the warrants for Class A common stock if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the premium to the warrant holders. In particular, it would allow us to quickly redeem the warrants for Class A common stock, without having to negotiate a redemption price with the warrant holders, which in some situations, may allow us to more quickly and easily close a business combination. And for this right, we are effectively agreeing to pay a premium to the warrant holders. In addition, the warrant holders will have the ability to exercise the warrants prior to redemption if they should choose to do so.
As stated above, we can redeem the warrants when the Class A common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with a premium (in the form of Class A common stock). If we choose to redeem the warrants when the Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A common stock than they would have received if they had chosen to wait to exercise their warrants for Class A common stock if and when such Class A common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.
Redemption Procedures and Cashless Exercise
If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (defined below) over the exercise prices of the warrants by (y) the fair market value. The “fair market value” will mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A common stock outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments
If the number of outstanding Class A common stock is increased by a share capitalization payable in Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding common stock. A rights offering to holders of common stock entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of Class A common stock equal to the product of (i) the number of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock(or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends up to $0.50 per share per annum, (c) to satisfy the Redemption Right of the holders of Class A common stock in connection with a proposed initial business combination or amendment to our Amended and Restated Memorandum and Articles of Association or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary stock in respect of such event.
If the number of outstanding Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A common stock.
Whenever the number of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of the public warrants and. solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement related to the CCNB1 IPO, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the warrants. If. upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A common stock to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants being sold as part of the Units in this offering. If the Private Placement Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the Units being sold in this offering.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) of our Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $2,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Notwithstanding the foregoing, the Business Combination Agreement does not permit such loans to convert into warrants.
Our Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement” transfers can be made to our officers and directors and other persons or entities affiliated with the sponsor.

Dividends
We did not declare any dividend in the past and the Board will consider whether or not to institute a divided policy in the future. The payment of future dividends on the shares of Class A common stock will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Company Board.
Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its interest in E2open. We intend to cause E2open to make distributions to holders of Common Units in amounts sufficient to cover applicable taxes and other obligations under the Tax Receivable Agreement as well as any cash dividends declared by us.
The Third Amended and Restated Limited Liability Company Agreement will provide that pro rata cash distributions be made to holders of Common Units (including the Company) at certain assumed tax rates, which we refer to as “tax distributions.” See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.” The Company anticipates that the distributions it will receive from E2open may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on the Company’s Class A common stock. The Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Common Units, to maintain one-for-one parity between Common Units held by the Company and shares of Class A common stock of the Company. See the risk factor entitled “Risk Factors — Risks Related to the Business Combination and CCNB1 — The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in E2open, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement or pay dividends.”
Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law
The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Company Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation will provide that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or Shareholders Meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the Company Board then in office, except that holders of Class V common stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. See also “Risk Factors — Risks Related to the Business Combination and CCNB1 — Delaware law and the Company’s Certificate of Incorporation and bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”

Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as the Class A common stock remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the Company Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Election of Directors and Vacancies
The Certificate of Incorporation will provide that the Company Board will determine the number of directors who will serve on the board, subject to the rights set forth in the Investor Rights Agreement. Upon adoption of the Certificate of Incorporation, the Company Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing Date, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the Company Board.
In addition, the Certificate of Incorporation will provide that any vacancy on the Company Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Investor Rights Agreement and any rights of the holders of Preferred Stock. For more information on the Investor Rights Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Company Board will shorten the term of any incumbent director.
Business Combinations
The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Certificate of Incorporation will provide that the Company will not engage in any “business combinations” (as defined in the Certificate of Incorporation), at any point in time at which the Company’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Certificate of Incorporation) for a three-year period after the time that such person became an interested stockholder unless:
•
prior to such time, the Company Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to such time, the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

Under the Certificate of Incorporation, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Certificate of Incorporation will expressly exclude certain of the Company’s stockholders with whom the Company will enter into the Investor Rights Agreement, certain of their respective transferees and their respective successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Certificate of Incorporation make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Certificate of Incorporation could have an anti-takeover effect with respect to certain transactions which the Company Board does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Company Board because the stockholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Quorum
The Bylaws will provide that at any meeting of the Company Board a majority of the total number of directors then in office constitutes a quorum for all purposes.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.
General Stockholder Meetings
The Certificate of Incorporation will provide that special meetings of stockholders may be called only by or at the direction of the Company Board, the Chairman of the Board or the Chief Executive Officer.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company Board or a committee of the Company Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting will be deemed to be February 2 of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Stockholder Parties (as defined in the Bylaws) so long as the Investor Rights Agreement remains in effect. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Supermajority Provisions
The Certificate of Incorporation and the Bylaws will provide that the Company Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 66-2/3%, in case of provisions in Article I. Article II and Article IV of the Bylaws, and a majority, in case of any other provisions, in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation will provide that Article X therein, including the provisions therein regarding competition and corporate opportunities, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class. The Certificate of Incorporation will provide that Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and Article XIII therein, including the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:
•
the provision requiring a 66-2/3% supermajority vote, in case of provisions in Article I, Article II and Article IV of the Bylaws, and a majority vote, in case of any other provisions, for stockholders to amend the Bylaws;

•
the provisions providing for a classified Company Board (the election and term of directors);

•
the provisions regarding filling vacancies on the Company Board and newly created directorships;

•
the provisions regarding resignation and removal of directors;

•
the provisions regarding calling special meetings of stockholders;

•
the provisions regarding stockholder action by written consent;

•
the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•
the provisions regarding the election not to be governed by Section 203 of the DGCL;

•
the provisions regarding the selection of forum (see “— Exclusive Forum”); and

•
the amendment provision requiring that the above provisions be amended only with an 66-2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum
The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law. be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the Company Board or such member’s affiliate over which such member of the Company Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of the CCNB1’s or E2open’s respective directors, officers or employees for which indemnification is sought.
Stockholder Registration Rights
CCNB1 has entered into a registration rights agreement with respect to the Class B ordinary shares Private Placement Warrants and warrants issued upon conversion of working capital loans (if any), which agreement will terminate upon the execution of the Investor Rights Agreement. At the Closing, the Company

will enter into the Investor Rights Agreement, pursuant to which, among other things, the Sponsor, the Blocker Sellers, the Insight Member and the independent directors of CCNB1 will have specified rights to require the Company to register all or a portion of their shares under the Securities Act. The defined term Registrable Securities therein includes the shares of Class A common stock and warrants to purchase Class A common stock issued pursuant to the Domestication. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Listing
The Company has applied to list the Class A common stock and the Public Warrants on NYSE under the symbol “ETWO” and “ETWO WS,” respectively.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of (i) CCNB1 as of November 5, 2020 (pre-Business Combination) and (ii) the Company immediately following the completion of the Business Combination (post-Business Combination), assuming (x) No Redemptions, (y) availability of the Backstop if 41,400,000 Class A ordinary shares of CCNB1 are redeemed, and (z) alternatively that 41,400,000 Class A ordinary shares of CCNB1 are redeemed and no Backstop is available, by:
•
each person known by CCNB1 to be the beneficial owner of more than 5% of the shares of CCNB1 Shares on November 5, 2020 (pre-Business Combination) or the beneficial owner of more than 5% of the shares of the Company’s common stock upon completion of the Business Combination;

•
each of CCNB1’s officers and directors;

•
each person who will become a named executive officer or is nominated to become a director of the Company upon completion of the Business Combination; and

•
all officers and directors of the Company as a group prior to the completion of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of the shares of CCNB1 pre-Business Combination is based on 56,750,000 ordinary shares issued and outstanding as of January 6, 2021.
The expected beneficial ownership of shares of the Company’s common stock immediately following completion of the Business Combination has been determined based on the following assumptions: (i) there will be an aggregate of 56,750,000 ordinary shares of CCNB1 (including Class B ordinary shares) issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Class A common stock of the Company upon completion of the Business Combination (except that 2,500,000 Class B ordinary shares held by the Sponsor and CCNB1’s independent directors will be converted into 2,500,000 shares of Series B-1 common stock) (see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement”), (ii) an aggregate of 89,500,000 shares of Class A common stock will have been issued to the PIPE Investors and to NBOKS pursuant to the Forward Purchase Agreement, and (iii) each of the other assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”.
The beneficial ownership information below excludes the shares of Class A common stock usable upon exercise of Public Warrants, Private Placement Warrants or Forward Purchase Warrants and the shares expected to be issued or reserved under the Equity Incentive Plan.
Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Unless otherwise noted, the business address of each of the following entities or individuals is 200 Park Avenue, 58th Floor, New York, New York 10166.

The information in the table below for the CCNB1 Shares does not include shares underlying the Private Placement Warrants held or to be held by CCNB1’s officers or the Sponsor because these securities are not exercisable within 60 days of this proxy statement/prospectus and are contingent upon the occurrence of the Closing.
			Company Shares Post-Business Combination
	CCNB1 Shares		Assuming No Redemptions(1)(2)			Assuming Maximum Redemptions with Available Backstop(3)(4)			Assuming Maximum Redemptions with No Backstop(3)(4)
Name of Beneficial Owner	Number of Ordinary Shares	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Total Voting Power
CC Neuberger Principal Holdings I Sponsor LLC(5)	15,250,000	26.9%	12,766,286	—	5.8%	12,766,286	—	6.3%	12,766,286	—	6.3%
Chinh E. Chu(6)(7)	—	—	2,450,000	—	1.1%	2,450,000	—	1.2%	2,450,000	—	1.2%
Charles Kantor(7)	—	—	—	—	—	—	—	—	—	—	—
Douglas Newton(7)	—	—	—	—	—	—	—	—	—	—	—
Matthew Skurbe(7)	—	—	—	—	—	—	—	—	—	—	—
Keith W. Abell	50,000	*	41,857	—	*	41,857	—	*	41,857	—	*
Eva F. Huston	50,000	*	41,857	—	*	41,857	—	*	41,857	—	*
All officers and directors as a group (six individuals)	100,000	*	2,533,714	—	1.1%	2,533,714	—	1.2%	2,533,714	—	1.2%
NBOKS(8)	—	—	22,400,000	—	10.1%	34,900,000	—	15.9%	34,900,000	—	15.9%
Insight Partners(9)	—	—	17,918,606	26,278,993	19.9%	20,241,739	29,686,044	24.5%	20,241,739	29,686,044	24.5%
Elliott Investment Management L.P.(10)	—	—	21,151,640	—	9.5%	24,345,592	—	11.9%	24,345,592	—	12.3%
Luxor Capital Partners, LP(11)	—	—	11,300,000	—	5.1%	11,300,000	—	5.5%	11,300,000	—	5.7%
The WindAcre Partnership Master Fund LP(12)	—	—	16,250,000	—	7.3%	16,250,000	—	8.0%	16,250,000	—	8.2%
Michael A. Farlekas	—	—	—	1,227,851	*	—	1,533,388	*	—	1,533,388	*
Peter R. Hantman	—	—	—	474,494	*	—	592,119	*	—	592,119	*
Jarett J. Janik	—	—	—	178,829	*	—	227,198	*	—	227,198	*
Stephen C. Daffron	—	—	—	—	—	—	—	—	—	—	—
Ryan M. Hinkle(13)	—	—	—	—	—	—	—	—	—	—	—
Timothy Maudlin	—	—	—	80,210	*	—	92,322	*	—	92,322	*
All Named Executive Officers and Director Nominees of the Company Post-Business Combination as a group (8 individuals)	—	—	2,491,857	1,961,384	2.0%	2,491,857	2,445,027	2.4%	2,491,857	2,445,027	2.4%
*
Less than one percent.

(1)
Assumes that approximately 42,854,375 shares of Class A common stock will have been issued to the Blocker Sellers and Vested Optionholders upon the completion of the Business Combination.

(2)
Assumes that approximately 35,335,376 shares of Class V common stock will have been issued to the Flow-Through Sellers upon the completion of the Business Combination.

(3)
Assumes that approximately 49,200,000 shares of Class A common stock will have been issued to the Blocker Sellers and Vested Optionholders upon the completion of the Business Combination.

(4)
Assumes that approximately 40,446,036 shares of Class V common stock will have been issued to the Flow-Through Sellers upon the completion of the Business Combination.

(5)
There are four managers of the sponsor’s board of managers. Each manager has one vote, and the approval of a majority is required to approve an action of the sponsor. Under the so-called “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the sponsor. Based upon the foregoing analysis, no individual manager of the sponsor exercises voting or dispositive control over any of the securities held by the sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The business address of our sponsor is 200 Park Avenue, 58th Floor, New York, New York 10166.
(6)
Consists of shares of Class A common stock to be purchased by CC NB Sponsor 1 Holdings LLC in the PIPE Investment.

(7)
Does not include any securities indirectly owned by this individual as a result of his or her interest in the sponsor or its affiliates. The business address of this shareholder is 200 Park Avenue, 58th Floor, New York, New York 10166.

(8)
Consists of 1,530,000 shares of Class A common stock to be purchased by Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”) in the PIPE Investment, 870,000 shares of Class A common stock to be purchased by NBOKS Co-Invest Fund I LP (“NBOKS Co-Invest”) in the PIPE Investment and 20,000,000 shares of Class A common stock to be purchased by NKOKS in connection with the Forward Purchase Agreement. Only in the Maximum Redemptions with Available Backstop scenario, includes an additional 12,500,000 shares of Class A common stock to be purchased by NKOBS pursuant to the Backstop Agreement. Neuberger Berman Investment Advisers LLC, an indirect subsidiary of Neuberger Berman Group LLC, serves as investment adviser to each of NBOKS and NBOKS Co-Invest and, in such capacity, exercises voting or investment power over the shares held directly by NBOKS for which Charles Kantor is a portfolio manager. Does not include any securities indirectly owned by this individual as a result of his or her interest in the sponsor or its affiliates.

(9)
In the No Redemption scenario, consists of: (i) 7,442,995 shares of Class A common stock to be held by Insight Venture Partners (Cayman) IX, L.P., (ii) 1,587,085 shares of Class A common stock to be held by Insight Venture Partners (Delaware) IX, L.P., (iii) 4,630,638 shares of Class A common stock to be held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., (iv) 4,257,887 shares of Class A common stock to be held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and (v) 26,333,905 shares of Class V common stock to be held by Insight E2open Aggregator, LLC (collectively, the “Insight Shareholders”). In the Maximum Redemptions with Available Backstop and Maximum Redemptions with No Backstop scenarios, consists of: (i) 8,407,973 shares of Class A common stock to be held by Insight Venture Partners (Cayman) IX, L.P., (ii) 1,792,850 shares of Class A common stock to be held by Insight Venture Partners (Delaware) IX, L.P., (iii) 5,230,997 shares of Class A common stock to be held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., (iv) 4,809,919 shares of Class A common stock to be held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and (v) 29,686,044 shares of Class V common stock to be held by Insight E2open Aggregator, LLC . Insight E2open Aggregator, LLC is managed by Insight Venture Partners IX, L.P. The general partner of each of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P. and Insight Venture Partners (Delaware) IX, L.P. is Insight Venture Associates IX, L.P., and the general partner of Insight Venture Associates IX, L.P. is Insight Venture Associates IX, Ltd. The general partner of each of Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. is Insight Venture Associates Growth-Buyout Coinvestment, L.P., and the general partner of Insight Venture Associates Growth-Buyout Coinvestment, L.P. is Insight Venture Associates Growth-Buyout Coinvestment, Ltd. The sole shareholder of each of Insight Venture Associates IX, Ltd. and Insight Venture Associates Growth-Buyout Coinvestment, Ltd. is Insight Holdings Group, LLC (“Insight Holdings”). Each of Jeffrey Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to hold voting and dispositive power over the shares held of record by the Insight Shareholders. Each of the members of the board of managers of Insight Holdings disclaims beneficial ownership of such shares, and the foregoing is not an admission that any of Insight Venture Partners IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., Insight Venture Associates Growth-Buyout Coinvestment, L.P., Insight Venture Associates Growth-Buyout

Coinvestment, Ltd. or Insight Holdings is the beneficial owner of any shares held by the Insight Shareholders. The principal business address of each of the Insight Shareholders is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
(10)
In the No Redemption scenario, consists of: (i) 6,345,492 shares of Class A common stock to be beneficially held by Elliott Associates, L.P. (“Elliott”) and (ii) 14,806,148 shares of Class A common stock to be beneficially held by Elliott International, L.P. (“Elliott International”). In the Maximum Redemptions with Available Backstop and Maximum Redemptions with No Backstop scenarios, consists of: (i) 7,303,678 shares of Class A common stock to be beneficially held by Elliott and (ii) 17,041,915 shares of Class A common stock to be beneficially held by Elliott International. Elliott Advisors GP LLC, which is controlled by Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., which is controlled by Singer, and Elliott Special GP LLC, which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., which is also controlled by Singer, is the sole general partner of Elliott International. Elliott Investment Management L.P. (“EIM”) is the investment manager of Elliott and Elliott International. EIM, as the investment manager of Elliott and Elliott International may be deemed to beneficially own the shares of Class A common stock beneficially held by Elliott and Elliott International. EIM expressly disclaims equitable ownership of and pecuniary interest in any shares of Class A common stock. Elliott has the shared power with EIM to vote or direct the vote of, and to dispose or direct the disposition of the shares of Class A common stock owned directly by Elliott. Elliott International has the shared power with EIM to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Class A common stock owned directly by Elliott International. No person other than Elliott and EIM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock beneficially owned by Elliott and EIM. No person other than Elliott International and EIM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock beneficially owned by Elliott International and EIM. The principal business address of each of Elliott and Elliott International is c/o Elliott Management Corporation, 40 West 57th Street, New York, New York 10019.

(11)
Consists of 2,595,981 shares of Class A common stock to be purchased by Luxor Capital Partners, LP (the “Onshore Fund”), 1,791,802 shares of Class A common stock to be purchased by Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), 5,553,172 shares of Class A common stock to be purchased by Lugard Road Capital Master Fund, LP (the “Lugard Master Fund”) and 1,359,045 shares of Class A commons stock to be purchased by Luxor Wavefront, LP (the “Wavefront Fund”) in the PIPE Investment. The principal business address of each of the Onshore Fund and the Wavefront Fund is 1114 Avenue of the Americas, 28th Floor, New York, New York 10036. The principal business address of each of the Offshore Master Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(12)
Consists of shares of Class A common stock to be purchased by The WindAcre Partnership Master Fund LP, an exempted limited partnership established in the Cayman Islands (“Master Fund”) in the PIPE Investment. The WindAcre Partnership LLC, a Delaware limited liability company, (“WindAcre”) serves as the investment manager of the Master Fund. Snehal Rajnikant Amin is the principal beneficial owner of The WindAcre Partnership LLC and the only beneficial owner holding more than 5% (“Mr. Amin”). Mr. Amin is the managing member of WindAcre and therefore might be deemed to have beneficial ownership of the shares of Class A common stock to be purchased by the Master Fund. The principal business address of each this shareholder is Elian Fiduciary Services (Cayman) LTD, 190 Elgin Avenue, George Town, Grand Cayman KY1-9007, Cayman Islands.

(13)
Mr. Hinkle is a Managing Director of Insight Partners, an affiliate of the Insight Shareholders described in footnote 10. Mr. Hinkle does not hold voting or dispositive power over the shares held of record by the Insight Shareholders. See footnote 9 for more information regarding the Insight Shareholders.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
E2open Related Person Transactions
Put Premium
On July 2, 2019, in connection with the Amber Road acquisition, E2open Holdings paid $5.3 million and $3.0 million to funds affiliated with Insight Partners and another private equity investor in E2open Holdings, respectively. These amounts were paid as a premium in exchange for a right granted by each investor to E2open Holdings to put and sell to such investor equity securities of E2open Holdings with a value equal to the aggregate amount paid by such investor pursuant to a commitment to provide equity financing to E2open, LLC for the Amber Road acquisition. This put right was not exercised by E2open Holdings.
SVB Credit Facility
On July 2, 2019, E2open Holdings incurred $36.6 million in term loans guaranteed by funds affiliated with Insight Partners pursuant to a joinder to such funds’ credit facility with Silicon Valley Bank. This indebtedness is expected to be repaid in full upon the consummation of the Business Combination.
Maudlin Consulting Agreement
On September 17, 2020, E2open entered into a consulting agreement with Timothy Maudlin (the “Maudlin Consulting Agreement”), pursuant to which, upon the successful completion of the Business Combination, Mr. Maudlin will be entitled to an equity grant by the Company with a grant date fair value of $75,000. If the Business Combination is not consummated, E2open will make a one-time cash payment of $40,000 to Mr. Maudlin. Pursuant to the Maudlin Consulting Agreement, Mr. Maudlin was also given an opportunity to make an equity investment of $1,500,000 in E2open Holdings, which investment was consummated in exchange for Class A Units of E2open on October 10, 2020.
CCNB1 Related Person Transactions
Related Party Loans
On January 16, 2020, our Sponsor agreed to loan us up to $300,000 to be used for the payment of costs related to the IPO pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due upon the closing of the IPO. We borrowed approximately $125,000 under the Note. On May 29, 2020, we repaid the Note to the Sponsor in full.
In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete the Business Combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. We did not have any borrowings under the Working Capital Loans as of September 30, 2020.
Forward Purchase Agreement and Forward Purchase Agreement Side Letter
In connection with the IPO, we entered into the Forward Purchase Agreement with NBOKS, a member of our Sponsor, which provides for the purchase of up to the amount of the Forward Purchase Securities, for the Maximum Forward Purchase Amount, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). In connection with the Business Combination Agreement, NBOKS and CCNB1 entered into the FPA Side Letter, whereby NBOKS confirmed the allocation to CCNB1 of the Maximum Forward Purchase Amount and that it would subscribe for the Forward Purchase Securities in connection with the Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any Redemptions are made. The Forward Purchase Securities will be issued only in connection with the Closing. The proceeds from the sale of Forward Purchase Securities will be part of the consideration payable under the Business Combination Agreement.
Backstop Agreement
Concurrently with the execution of the Business Combination Agreement, CCNB1 entered into the Backstop Agreement with NBOKS, pursuant to which NBOKS agreed to, subject to the availability of capital it has committed to all special purpose acquisition companies sponsored by CC Capital and NBOKS on a first come first serve basis, allocate up to an aggregate of $300,000,000 to subscribe for shares of Class A common stock at $10.00 per share in connection with the Business Combination, which subscription amount shall not exceed the number of shares of CCNB1 subject to redemption. Under the Backstop Agreement, CCNB1 and NBOKS made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Backstop Agreement will not survive the consummation of the Backstop. The consummation of the Backstop is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the consummation of the Business Combination, and will be consummated simultaneously with the Business Combination. The Backstop Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms. E2open Holdings is a third party beneficiary of CCNB1’s rights to enforce NBOKS’ obligation to fund pursuant to the Backstop Agreement, subject to the terms and conditions set forth therein.
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, CCNB1 entered into a Subscription Agreement with CC Capital, an entity in which Chinh E. Chu, Director of CCNB1 has a controlling interest, pursuant to which CC Capital will receive 2,450,000 shares of Class A common stock at the Closing. In addition, concurrently with the execution of the Business Combination Agreement, CCNB1 entered into Subscription Agreements with NBOKS and NBOKS Co-Invest Fund I LP, entities that Charles Kantor, Director of CCNB1 is the portfolio manager of, pursuant to which NBOKS and NBOKS Co-Invest Fund I, LP will collectively receive 2,400,000 shares of Class A common stock at the Closing.
Post-Business Combination Arrangements
In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:
•
Third Amended and Restated Limited Liability Company Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement”);

•
Sponsor Side Letter Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement”);

•
Tax Receivable Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement”);

•
Investor Rights Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement”); and

•
Lock-Up Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Lock-Up Agreement”).

Statement of Policy Regarding Transactions with Related Persons
The Company will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Related Person Policy of the Company.”
Indemnification of Directors and Officers
The Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of CCNB1’s or E2open’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT E2OPEN HOLDINGS, LLC
Our Mission
Our mission is to build the most comprehensive and capable end-to-end global supply chain software ecosystem by combining networks, data, and applications in a single platform to deliver enduring customer value.
Overview
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain long-term relationships with our customers, which is reflected by our 95% gross retention and average customer tenure of 14 years for our top 100 customers as of the date of filing this proxy statement/prospectus. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.
E2open operates in what we believe is an attractive industry with strong secular tailwinds and a large Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% Whitespace, including what we estimate to be more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grown applications, many of which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. We believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them better value as compared to solutions offered by some of our competitors.

Note: Fiscal year 2022 ends on February 28, 2022. This forecast includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, E2open is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
(1) Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization expense. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by Revenue for the comparable period. Pro Forma Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the pro forma run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA. For a reconciliation of these non-GAAP measures to the closes U.S. GAAP measure, see the section entitled “Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.”

	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Gross profit:
Reported gross profit	184.0	127.6	104.0	84.6
Depreciation and amortization	25.1	11.7	13.4	10.1
Adjusted gross profit	209.1	139.3	117.4	94.7
Gross margin	60.3%	63.4%	63.0%	61.6%
Adjusted gross margin	68.5%	69.2%	71.1%	69.0%
(2) Pro Forma Adjusted EBITDA is calculated as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) adjusted to (a) exclude certain unusual or non-recurring items, certain noncash items and other items that are not indicative of ongoing operations and (b) include the run rate impact of integration-related cost savings from the acquisitions of Amber Road and INTTRA as well as the run rate annual impact of estimated public company costs. The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:
	Year Ended February 29,		Six Months Ended August 31,
($ in millions)	2020	2019	2020	2019
Net loss	$(101.4)	$(30.1)	$(41.3)	$(54.8)
Adjusted for:
Interest expense, net	66.3	21.9	36.0	26.9
Income tax expense (benefit)	(7.3)	(8.2)	14.4	(2.0)
Depreciation and amortization	60.4	34.3	33.9	26.4
EBITDA	18.0	17.9	43.0	(3.5)
EBITDA margin	5.9%	8.9%	26.1%	(2.6)%
Non-cash adjustments(1)	—	2.4	—	—
Acquisition-related adjustments(2)	25.0	15.3	5.4	17.5
Non-recurring/non-operating costs(3)	6.3	3.5	0.5	2.7
Unit-based compensation(4)	19.2	8.2	4.3	12.5
Adjusted EBITDA	68.5	47.3	53.2	29.2
Pro forma synergy adjustments(5)			5.5
Public company costs(6)			(2.5)
Pro forma adjusted EBITDA			56.2
Pro forma adjusted EBITDA margin			34.1%

(1)
Includes non-cash loss on debt refinance and (gain) / loss on investments.

(2)
Primarily includes advisory, consulting, accounting and legal expenses incurred in connection with mergers and acquisitions activities, including related valuation, negotiation and integration costs, and capital-raising activities, including costs related to the acquisition of Amber Road and the Business Combination.

(3)
Primarily includes foreign currency exchange gain and losses and other non-recurring expenses such as systems integrations, legal entity simplification, advisory fees, and expenses related to retention of key employees from acquisitions.

(4)
Reflect non-cash, long-term unit-based compensation expense, primarily related to senior management. Fiscal year 2020 unit-based compensation includes a $9.5 million increase attributable to the acceleration of certain unit-based awards that were accelerated in connection with the Amber Road acquisition.

(5)
Represents the run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA, including duplicative and extraneous personnel and outsourced labor costs;

software and hosting costs; facilities costs; and marketing, administrative and other costs at acquired companies. We anticipate all integration-related cost savings to be realized by the end of fiscal year 2021.
(6)
As a consequence of the Business Combination, E2open will be the subsidiary of an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance additional internal and external accounting, legal and administrative resources, and SEC filing fees. E2open estimates that annual run rate impact of these incremental costs will be approximately $5 million per year.

Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from certain projections of non-GAAP financial measures such as Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin (recognizing the probability of significance of this information), the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net loss to arrive at non-GAAP financial measures are significant components for understanding and assessing the Company’s financial performance. As a result, non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
As a result of our differentiated software solutions, we believe we have delivered strong financial performance, both organically and through acquisitions. We expect to deliver revenue, Adjusted Gross Profit and Pro Forma Adjusted EBITDA of $367 million, $268 million, and $121 million, respectively, in fiscal year 2022, which ends February 28, 2022. This reflects 9% organic subscription revenue growth year-over-year, 73% Adjusted Gross Margins and 33% Pro Forma Adjusted EBITDA Margins.
For the fiscal year ended February 28, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Net Loss of $305 million, $184 million, $209 million, $69 million, and $101 million, respectively. This reflects 60% gross margins, 69% Adjusted Gross Margins, and 22% Adjusted EBITDA Margins. For the six months ended August 31, 2020, we achieved revenue, Gross Profit, Adjusted Gross Profit, Pro Forma Adjusted EBITDA, and Net Loss of $165 million, $104 million, $117 million, $56 million, and $41 million, respectively. This reflects 63% gross margins, 71% Adjusted Gross Margins, and 34% Pro Forma Adjusted EBITDA Margins. Historically, we have achieved 7% annual subscription revenue growth organically from fiscal year 2017 to fiscal year 2020, including 10% organic recurring revenue growth in fiscal year 2020. For more information, please see the section entitled “Selected Historical Financial and Other Data of E2open — Non-GAAP Financial Measures.”
We believe our proposed combination with CCNB1 and our anticipated enhanced access to capital as a public company will best position us to realize our objective of building the most comprehensive and capable end-to-end global supply chain software ecosystem, delivering enduring customer value. Going forward, we plan to accelerate revenue growth and value creation through continued enhancement of our existing product portfolio, deepening of existing customer relationships and onboarding of new customers. Additionally, we anticipate expanding product offerings through data and analytics opportunities and pursuing strategic and financially accretive acquisitions.

Our Platform
Our harmonized SaaS platform brings together networks, data, and applications to facilitate end-to-end supply chain visibility across planning and execution, and delivers a strong value proposition.
Network
Our network combines four distinct, but connected, ecosystems: Demand, Supply, Global Trade, and Logistics, which we estimate support more than 220,000 trading partners and capture more than 8 billion transaction data points each year.
Our Supply ecosystem is comprised of companies and other participants for which we source components and materials and/or provide manufacturing capacity for the production of goods. We estimate that, at any moment in time, we oversee an average of more than 58 million shipments as well as process an average of over 61 million orders and 17 million invoices for our customers and supply and manufacturing network participants based on samples taken over a 12 month period.
Our Logistics ecosystem includes global logistics services that transport components, raw materials, and finished goods across all modes. We estimate that we facilitate over 26% of global ocean container bookings within this ecosystem in addition to tracking the movement of over 46 million containers every month.
Our Global Trade ecosystem allows participants to automate the global movement of goods and to facilitate cross-border operations for businesses, which we believe is increasingly important given the velocity with which import and export laws change on a global scale. This ecosystem provides our network with data on trade regulations across more than 180 countries that we estimate supports annual processing of over 12 million export pre-customs entry lines, 15 million free trade aggregate bill of materials qualifications, and 92 million restricted part-list screenings, annually.
Our Demand ecosystem represents the global footprint established by retailers, distributors, re-sellers, and those who sell goods primarily through online channels. We estimate that we process over $2 billion in claims every quarter, more than 40 million channel sales transactions each month, and over 94 million channel inventory transactions every month.

Our network connects participants across all of these ecosystems, enabling customers to analyze data, identify problems proactively and optimize asset efficiency. We are a leading provider with a unique network of ecosystems, and do not rely on third party providers for network information.

Source: Management estimates as of August 2020.
(1)
Estimated number of shipments, orders, and invoices overseen at any moment in time based on samples taken over a 12 month period.

Data
Our proprietary algorithms capture the data within our network ecosystems that feed our solutions to deliver compelling value to our customers. Additionally, our customers can combine internal and external vendor data with our network to drive informed decision-making based on real-time information. We believe our ability to capture and harmonize data from our customers and their trading partners in any native format demonstrates the strong capabilities of our software architecture and integrated data model. We believe that our combination of network ecosystems, data and applications providing end-to-end supply chain visibility and connecting more than 220,000 trading partners is unique.
Applications
Our end-to-end applications provide artificial intelligence- and machine learning-based advanced analytics to help customers gain insights for enhanced decision-making across planning and execution supply chain functions. Our applications are organized into seven product families: Channel Shaping, Demand Sensing, Business Planning, Global Trade Management, Transportation & Logistics, Collaborative Manufacturing and Supply Management.
Channel Shaping allows customers to optimize activity across retail, distributor, and online channels, which includes aligning partner selection, market incentives, on-shelf availability, sell-through, inventory management and performance incentives.
Demand Sensing utilizes artificial intelligence and machine learning to forecast demand based on historical trends, current sell-through dynamics, weather, and other relevant factors.
Business Planning helps ensure optimized global performance through scenario-based planning and execution algorithms balancing supply, demand, inventory, and financial targets.

Global Trade Management automates import and export processes to enable efficient and compliant cross-border trade while optimizing customs duties and reducing broker fees.
Transportation & Logistics orchestrates the movement of goods by allowing customers to connect with key stakeholders to optimize carriers, simplify tendering, track shipments and streamline payments.
Collaborative Manufacturing provides comprehensive visibility into internal and external manufacturing activities by monitoring yields, quality, cycle-times/utilization, and other key indicators to track performance, identify deficiencies, and facilitate corrective actions.
Supply Management ensures the continuity of supply by orchestrating procurement, capacity, inventory management and drop-ship fulfilment across multiple-tiers of the manufacturing process.
Competitive Strengths
We believe the following competitive strengths will contribute to our ongoing success:
Attractive Industry Tailwinds and Large TAM with Significant White Space
We participate in the growing supply chain management (“SCM”) software industry. We estimate our TAM is more than $45 billion across North America and Europe, and anticipate this market will grow at a greater than 12% CAGR from 2021-2024. Several secular trends are increasing the demand for SCM software, including rising:
•
Complexity of Global Supply Chains:

—
Brand owners have transitioned from being manufacturers to orchestrators that produce little, but manage vast networks of trading partners and suppliers.

—
As supply chains become increasingly global and complex, SCM software is essential to run supply chains efficiently at scale.

•
Demand for Integrating Siloed Data to Drive Decision Making:

—
Manufacturers are increasingly focused on utilizing disparate data to drive more efficient decision making.

—
Historically, data to help manufacturers bring their products to market has existed in silos within various departments of the manufacturers, as well as across their extended partner ecosystems.

—
Access to timely and comprehensive data is valuable not just to each department within a manufacturer, but also critical for partners of the manufacturer to run efficient operations on its behalf.

—
Brand owners are increasingly focused on applying data from different parts of the supply chain to make more informed manufacturing decisions, such as using retail demand sensing to forecast required manufacturing output.

—
Brand owners are increasingly focused on a flexible, multi-modal value proposition spanning carriers, shippers, and third-party logistics providers.

•
Regulatory Environment Complexity:

—
Manufacturers increasingly need to navigate complex frameworks of regional and local taxes, tariffs, and regulatory compliance protocols.

—
SCM software solutions help automate these tasks and reduce the regulatory burden for companies, which will continue to be a strategic priority.

•
Geographic Consolidation:

—
Shippers and third-party logistics providers operate in a global environment and want to execute within a single technology platform.

—
Many SCM technology solutions have historically had stronger capabilities within the region in which they were initially developed. North America is the most developed, with Europe served by a smaller number of SCM software solutions while Latin America and APAC are comparatively underpenetrated.

•
COVID-19 Implications:

—
As a result of disruptions related to COVID-19, it has become increasingly important to diversify supply chains to mitigate disruption risk resulting from concentration within a supply chain. The complexity that arises from diversifying a supply chain and increasing the number of trading partners across more geographies and production facilities drives further demand for SCM software.

We believe our TAM has approximately 85% white space, as many companies currently rely on home-grown or spreadsheet-based solutions created over time, which require significant manual effort to achieve end-to-end supply chain visibility. Moreover, these home-grown SCM solutions often rely on latent and one-off point-to-point connections with partners for collecting data. These alternatives provide less value and are significantly more error prone, creating an attractive competitive dynamic within the industry for SCM software providers where there is significant opportunity to grow without the need to replace an incumbent competitor. More than $1 billion of this white space exists within our installed base of customers, which we believe provides very actionable growth opportunities through expanding our existing relationships.
Category-Defining End-to-End Provider of Mission-Critical Software
As businesses have transitioned from being owners of the production lifecycle to orchestrators of discrete manufacturing, distribution and selling processes, they have increasingly looked to software solutions to manage this growing complexity. However, most SCM software has not been designed to address these challenges comprehensively, and manufacturers often employ multiple point solutions with siloed data and processes that inhibit visibility, resulting in sub-optimal decision-making based on inaccurate or outdated information. Our approach, which is built around a cloud-based SaaS platform with end-to-end visibility and real-time, network-powered data, provides best-of-breed functionality across the supply chain and facilitates optimal supply chain performance.
As described above, we operate a software platform that integrates network ecosystems, data, and applications across a harmonized and simplified user interface, driving compelling value proposition and return on investment for our customers. This has created a mission-critical software solution and long-term relationships with customers as evidenced by our 95% gross retention rate. Additionally, we have been widely recognized as a differentiated leader by Gartner, International Data Corporation, Nucleus, and others in the realm of multi-enterprise solutions, which we believe will be the future of SCM software.
Strong Network Effects Enhanced by a Flexible and Integrated Data Model
Our core offerings are underpinned by an integrated data model that facilitates the flow and processing of data for participants across several ecosystems and applications. This model facilitates low latency, “many-to-one-to-many” data exchange across trading partner ecosystems. The combination of our integrated and flexible data model along with the four aforementioned network ecosystems powers our customers’ solutions allowing them to efficiently orchestrate their end-to-end supply chains. This architecture is designed to ensure that each participant and data source within these ecosystems enhances our applications, which in turn improves the network and the value E2open delivers to customers and participants alike.
Our software architecture and ability to harmonize disparate forms of data create a scalable software platform that can efficiently integrate acquisitions and new product applications seamlessly into a consolidated and holistic SaaS solution. Our software architecture and this ability has been a driving force behind our robust track-record of successful acquisition integrations, and we believe our scalable platform will allow us to generate substantial value through tuck-in and transformative acquisitions in the future.

Importantly, we believe there is incremental value we can create by utilizing the data flowing through our network to develop insights that can further help our customers as well as other target markets. If the Business Combination is completed, we plan to work with the team at CCNB1 and the board of directors that will be appointed upon consummation of the Business Combination to develop a comprehensive strategy to capture this market opportunity and deepen our relationships with customers, which has the potential to accelerate revenue growth meaningfully.
Long-Term Relationships with Diversified and Blue-Chip Customer Base with Proven Wallet Share Expansion
E2open delivers solutions for some of the largest brand owners and manufacturers globally, and we estimate more than 125 of our customers have annual revenues of over $10 billion. We believe we are mission-critical to our customers’ operations, as evidenced by our 95% gross retention. Our top 100 customers have an average tenure of over 14 years and generate an average of $1.5+ million of annual subscription revenue. We possess a diverse customer base consisting of more than 1,200 clients that spans a broad spectrum of industries, including the technology, industrial, consumer, and transportation sectors, among others.
Our customers utilize our solutions to orchestrate their supply chains, which we believe enables them to realize significant value and return on investment. For example, a leading consumer packaged goods company was able to cut forecast errors by 40% and reduce inventory by 35% using our product suite. They are now able to leverage our platform to forecast every product using artificial-intelligence and machine-learning technology. Moreover, a leading high-tech company has utilized our software to realize $300 million in savings over three years. An additional example includes a high-growth, large-scale consumer technology platform, which utilized our software to reduce its execution time from eight weeks to seven days, creating substantial opportunity to accelerate their revenue growth in addition to reducing costs.

Source: Management estimates.
We believe there is more than $1 billion of white space opportunity within our existing customer base since approximately 51% of our customers with more than $50,000 in recurring revenue currently utilize only one of our SKUs. Accessing this significant opportunity would allow us to more than triple revenue over time without new logos, products, or acquisitions. We have a proven track record of expanding share within our customer base as illustrated by our relationships with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider, which increased recurring revenue with us by 2.7x, 2.0x, 1.9x, and 1.6x, respectively, from fiscal year 2018 to fiscal year 2020. The historical success of our “land and expand” strategy gives us confidence in our ability to penetrate the $1 billion of white space within our existing customers described above.
World-Class Management Team and Board of Directors
Our management team has a demonstrated history of delivering strong operational results, with over 25 years of relevant experience on average across our senior management team. Our Chief Executive Officer, Michael Farlekas, has been Chief Executive Officer of E2open since 2015 and brings over 25 years of experience leading supply chain management software companies.
After the consummation of the Business Combination, our management team will be complemented by a board of directors whose members have proven track records of successfully investing in, operating, and acquiring software-based technology businesses. Stephen C. Daffron, current President of Dun & Bradstreet and former Chief Executive Officer of Interactive Data Corporation, and Eva F. Huston, current Chief Strategy Officer at Duck Creek Technologies and former Chief Financial Officer at Verisk Analytics, are expected to serve as directors and help drive our strategy to capture the significant data and analytics opportunity we believe is available. Each of these director nominees intends to actively support our management and contribute significant time and knowledge in their respective areas of expertise, including data and analytics, machine-learning/artificial-intelligence, SaaS go-to-market, acquisition execution and integration, financial reporting, and investor relations, among others.

Growth Strategies
We intend to profitably grow our business and create shareholder value through the following strategic initiatives:
Expand Within Existing Customers
As described above, we believe there is significant opportunity to drive growth through expansion of our existing customer relationships. We have an opportunity to more than triple our revenue over time without any new logos, new products or acquisitions given what we believe to be the more than $1 billion white space opportunity within our existing customer base. Our acquisition strategy is focused on acquiring best-of-breed point solutions to incorporate into our integrated end-to-end platform. As a result, we currently sell just one SKU to approximately 51% of our customers with more than $50,000 in recurring revenue, as most acquired companies have only one product to offer their customers. We believe this represents a significant opportunity to accelerate growth and strengthen relationships with our installed base, especially as it grows over time with new customer wins. Importantly, we have a strong track record of achieving growth within our existing customer base. From fiscal year 2018 to fiscal year 2020, we increased the recurring revenue with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider by 2.7x, 2.0x, 1.9x and 1.6x, respectively.
Win New Customers
As part of our growth strategy, the second growth lever is winning new customers, which we anticipate accelerating after the consummation of the Business Combination by optimizing our sales force through several measures alongside our board of directors and the CCNB1 team. First, we plan to invest in hiring an expert salesforce of new logo “hunters” funded by savings realized through our participation in a group purchasing organization coordinated by CCNB1. In addition to finding and onboarding this new “hunter” salesforce, we have already identified the specific areas of savings, which we are in the process of implementing across various areas of indirect spend. Additionally, after the consummation of the Business Combination, we plan to pursue strategic partnerships and leverage the networks of our new board of directors and the CCNB1 team to elevate conversations with C-level executives at key targets in our pipeline. We also intend to utilize these relationships and networks as well as our own channel reseller and partner network to accelerate growth through the onboarding of new customers.
Continue Strategic Acquisitions
A third lever of our growth strategy is to continue strategic acquisitions. We plan to utilize a disciplined approach to acquisitions, focusing on opportunities that will create value by strategically broadening our product offering as well as financially through the realization of integration-related cost savings. Our key strategic acquisition criteria include: mission-critical solutions in core markets; complementary cloud applications with minimal product overlap; new customer relationships in vertical or geographic markets; and TAM, proprietary data, and/or network expansion. We have a large pipeline of actionable targets, including three large and transformative opportunities as well as a larger list of tuck-in opportunities identified in accordance with the criteria described above.
We have a demonstrated track record of success in expanding our product offering and accelerating growth through acquisitions. Through our acquisitions of INTTRA and Amber Road, we were able to enhance our value proposition to customers through the addition of ocean shipping logistics solutions as well as global trade management offerings, both of which contributed to our ability to provide end-to-end supply chain visibility. The acquisition of INTTRA increased the power of our network ecosystems through the integration of 26% of global ocean freight data, which further strengthened the network effects of our software platform and business model. Our acquisition of Amber Road enhanced our platform by providing customers with global trade management solutions to automate their import and export processes and help improve sourcing decisions across more than 180 countries. Importantly, we also have a track record of efficiently integrating acquired solutions operationally and financially. Across each of our acquisitions since 2015, we have met or exceeded our integration-related cost savings targets, including 20% cumulative outperformance.
Additional Organic Growth Building Blocks

We also believe there are several additional building blocks of organic growth acceleration that provide a margin of safety for achieveing our steady-state subscription revenue growth target of 11-12% annually, including pricing-value maximization, data and analytics, sales force optimization and partnerships/new sales channels. After the consummation of the Business Combination, we plan to work with our new board of directors and the CCNB1 team as described above to pursue these additional growth opportunities, which are not currently contemplated in our forecasted financial performance.
Industry
We operate in the supply chain management software industry, which serves brand owners, retailers, distributors, manufacturers, fulfillment and warehousing providers, and sourcing companies that deal with complex, global supply chains. As manufacturers increasingly outsource most of their production, they become large orchestrators of vast supply chains and have an increasing need for software to help manage these operations. Our SCM software, powered by our network, helps our customers manage and optimize their supply chains in an efficient, data-driven manner.
We estimate the TAM in North America and Europe for our SCM software solutions is $45 billion, which reflects a high-single-digit historical growth rate. We expect our TAM to accelerate to more than 12% annual growth in the 2021-2024 calendar years. Importantly, we believe that approximately 85% of our TAM is white space not currently served by an SCM software provider. Many companies utilize a patchwork of customized or home-grown supply chain solutions that have been developed over decades and are outdated with respect to current technology, and often patched together with spreadsheet-based processes. As a result, these solutions are latent and require high human capital investments to maintain and operate. The recent COVID-19-related supply chain disruptions have further highlighted the limitations of existing decision-making infrastructure with home grown solutions and the imperative for end-to-end digital transformation that can drive holistic and timely supply chain decision making.
Due to the outsourced and siloed nature of supply chains, the growth in the number of trading partners and vendors has generated commensurate data growth. This has driven demand for end-to-end supply chain management solutions that can integrate disparate data from across the supply chain to drive real-time decision making. Manufacturers and retailers are increasingly focused on solutions that can integrate multiple sources of data, including retail demand, shipping capacity and production output, to help drive unified, real-time decision making to optimize the supply chain.
The SCM software industry has traditionally been viewed as having three key sub-segments: procurement, planning, and execution. However, the flow of goods and information is continuous across these sub-segments, and E2open has recognized this and been developing end-to-end solutions that span the entire SCM software landscape to support all supply chain functions.
Customers
We primarily sell our software solutions to large enterprise brand-owners, manufacturers and transportation and logistics service providers. Our customers include some of the most well-known brands in the World, and we estimate that we have over 125 customers with over $10 billion in annual revenue. Customers often start with one of our software solutions to solve a specific problem and then expand their spend over time. This is evidenced by our long customer tenure (14 years), high gross retention (approximately 95%) and sizable average annual subscription revenue ($1.5+ million) across our top 100 customers.
As of February 29, 2020, we have more than 1,200 customers in over 180 countries. No organization or customer accounted for more than 7% of our revenue for fiscal years 2019-2020. Our customers range in size from small businesses to Fortune 100 companies, and our go-to-market and solutions portfolio enable us to reach customers of all sizes across many industries.
For the fiscal year ended February 29, 2020, 36% of our recurring revenue was derived from technology companies, 21% from transportation and logistics companies, 20% from consumer goods companies, 16% from industrial manufacturing companies and 7% from other industries including agriculture, education, business and financial service, healthcare and non-profit companies.

Go-To-Market
Our go-to-market strategy is focused on both expanding the adoption of our product portfolio with existing customers and the acquisition of new customers. We primarily focus our selling efforts on large enterprise organizations and sell our software through a direct sales force and channel partners. Additionally, we have a high-velocity inside sales organization to serve small and medium-sized businesses. Our go-to-market strategy enables our sales force to develop deep, long-term relationships with existing and potential customers across the relevant functions, from buying managers to information technology to division heads to C-level executives. Importantly, we believe that our go-to-market approach focused on customers is a competitive advantage compared to competitors that go-to-market focused on products, which enables us to sustain our high customer retention, long customer tenure, and drive maximum spend within each customer.
Our sales organization is comprised of field sales, inside sales, and sales development personnel, and we align these teams based on customer size and industry. We focus initially on solving a customer’s primary need, usually a specific piece of their supply chain. Once a customer adopts our solution and witnesses the power of our platform, we focus on cross-selling additional products and up-selling additional departments and divisions with the same solution. We have found that experience with our SaaS platform is the most effective selling tool.
Recent Acquisitions
On November 26, 2018, we completed the acquisition of INTTRA, a leading ocean shipping network, software and information provider at the time. This strategic acquisition was important in the foundation of our Logistics ecosystem given the strength of INTTRA’s multi-carrier shipping network across 177 countries that we estimate managed 26% of the world’s global ocean freight. INTTRA’s network and cloud-based software solution served more than 35,000 active shippers, 60 carriers and 150 integrations with transportation management and port system software partners, and significantly enhanced our ability to provide end-to-end visibility to our customers.
On July 2, 2019, we acquired Amber Road, a cloud-based global trade management software platform providing solutions across sourcing, global logistics and trade compliance, in a transaction valued at approximately $428.6 million. The acquisition of Amber Road provided an expansive digital repository of global trade rules and regulations across 170 countries as well as significant customer relationships across Global 1000 and mid-sized companies.
We have integrated the Amber Road business into our platform and operations. We completed the people portion of the integration in September 2019, approximately 60 days subsequent to the acquisition. As a result, we have one consolidated field organization, professional services organization, customer success and support organization, and product management and development organization each of which follow a consistent unified process irrespective of their pre-acquisition heritage.
From a field operations perspective, the sales teams have been merged together, customer accounts and sales leads have been assigned to the combined teams and the selling processes have been unified. All sales people sell all products to their assigned target clients. From a product perspective, the Amber Road products are an integrated part of our platform. The entire product portfolio follows the same product management and release processes with a quarterly release cadence where all products are released with the same synchronized frequency on the same pre-determined date, every 90 days. The first unified release for the Amber Road heritage release was in November 2019. User Management (via Harmony®) and data integration via (E2net) are the first steps to interoperability and with each quarterly release we further this integration (for data as well as for users). This allows us to rapidly leverage the benefits of the combined product portfolio for existing E2open customers as well as the newly acquired customers. With every release we strive to improve interoperability allowing us to support new use cases and process flows that further differentiate our solutions and provide value to our customers.
The remaining integration work related to this acquisition is primarily around lease exits and data center consolidation which we expect to complete by mid-year in fiscal 2022.
Now, as an integrated part of our software platform, we have enhanced our ability to provide customers with valuable trade management information services, helping them improve sourcing decisions and automating import and export trade processes across their global operations.

Competition
Defined by changing technology and evolving customer needs, the market for SCM software is complex, competitive, and highly fragmented. There are many players offering point solutions that specialize in niche segments of SCM software, whereas E2open provides an end-to-end platform with network, planning and execution capabilities. Several participants within each product category offer solutions that compete against one or more of our current offerings, including Manhattan Associates in supply chain execution, Kinaxis in supply chain planning, and SPS Commerce in EDI-based network solutions. Additionally, we believe some of the large enterprise resource planning players offer capabilities across supply chain planning and execution, but currently lack the best-of-breed applications, network ecosystems and data that our platform provides.

Demand & Supply Planning
Applications matching supply to demand
Supply Chain Execution
Applications coordinating logistics
E2OPEN
Global Network
Enabling communication and collaboration

E2open has <u>network</u>, <u>planning</u> and <u>execution</u> capabilities

- ✓ Connections to sources of data
- ✓ Ability to harmonize and synchronize data
- ✓ AI/ML-driven applications
- ✓ Unified platform for all participants

Competitors deliver point solutions without real-time access to data

- ✗ Planning competitors typically niche with specific vertical focus
- ✗ Execution players lack software capabilities and comprehensive offering
- ✗ Network players cannot match E2open's connectivity complexity and data exchange capabilities

Source: Management estimates.
We believe the principal competitive factors in our market are:
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Brand awareness, reputation, and experience with customers within respective industry verticals;

•
Product capabilities, including end-to-end visibility, scalability, performance, functionality, safety and security, and reliability;

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Ability to collect and synthesize data;

•
Ease of deployment, use and flexibility;

•
Interoperability and ease of integration with third-party vendors and internal customer systems;

•
Customer, technology, and platform support; and

•
Strength of sales and marketing efforts.

We expect competition to evolve as companies continue to digitally transform their supply chains and as more vendors look to provide an end-to-end supply chain platform. We believe we compete effectively to serve these needs as our products and go-to-market efforts have been designed with these criteria in mind. Additionally, we believe that our combination of network ecosystems, data and applications providing end-to-end supply chain visibility and connecting more than 220,000 trading partners is unique.

Employees
As August 31, 2020, we employed 2,394 full-time employees, including 205 in sales and marketing, 672 in product, 385 in operations, 461 in data content, 439 in professional services and 232 in general administrative functions. Among our full-time employees as of August 31, 2020, 656 were in North America, 203 were in Europe, the Middle East and Africa, and 1,535 were in Asia Pacific.
Over the last several years, we have developed operating principles that have provided a unifying foundation for our global workforce. This has led to one culture of transparency, commitment, and operational intensity, which has enabled our ability to drive growth, retain employees and rapidly integrate acquisitions.
Properties and Facilities
Our corporate headquarters is located at 9600 Great Hills Trail #300e, Austin, Texas 78759. In addition, we lease other corporate office spaces in San Jose, California; Edmonds, Washington; Dallas, Texas; Davenport, Iowa; Chicago, Illinois; Parsippany, New Jersey; McLean, Virginia; Raleigh, North Carolina; Rogers, Arkansas; Atlanta, Georgia; Fort Lauderdale, Florida; Reading, United Kingdom; Antwerp, Belgium; Copenhagen, Denmark; Karlsruhe, Germany; Munich, Germany; Krakow, Poland; Pune, India; Hyderabad, India; Bangalore, India; Kuala Lumpur, Malaysia; Shenzhen, China; Shanghai, China; and Kowloon, Hong Kong.
Our data centers are operated through co-location facilities, where we provide our own equipment to be used in leased space. We utilize and optimize data centers and public cloud services throughout the world to support a secure 99.99% uptime infrastructure with zero single-points of failure for our customers. The following table sets forth our material technology infrastructure, including location and function, for our properties throughout the world (all of which are leased). While the data center space is leased, we own all the equipment and gear that sits within those data centers.
#	Location	Function
1	San Jose, California	Production
2	Sunnyvale, California	Development, Configuration, Staging
3	Denver, Colorado	Disaster Recovery
4	Chicago, Illinois	Production, Disaster Recovery, Datacenter
5	Jacksonville, Florida	Production, Development
6	Carlstadt, New Jersey	Disaster Recovery
7	Beijing, China	Production
8	Shanghai, China	Production, Disaster Recovery
9	Hong Kong	Production
10	Hong Kong	Disaster Recovery
Intellectual Property
We consider the protection of our intellectual property and proprietary information to be an important facet of our business. We own a number of trademarks, patents, copyrights and domain names registered in the United States and abroad that, together, are meaningful to our business, including the E2OPEN, AMBER ROAD, INTTRA marks (among others). From time to time, we have pursued enforcement of our intellectual property rights against third parties and expect to do so in the future when cost effective. In addition, we enter into customary confidentiality and invention assignment agreements with employees and contractors involved in the development of our intellectual property.
Government Regulation and Compliance
We are subject to various laws and regulations of the United States and other jurisdictions, including the European Union, by supranational, national and local government authorities, including with respect to sanctions compliance, privacy laws, labor and employment laws, and other laws. In the United States, our global sanctions compliance is monitored by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and certain of our subsidiaries have received a license from OFAC permitting certain business, transactions or other activities involving sanctioned countries. We monitor these regulatory requirements, including the requirements for retaining our OFAC license, and our compliance on a regular basis.
Legal Proceedings
We are subject to various legal proceedings, claims, and governmental audits that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material effect on our financial position, results of operations, or cash flows.
Ownership
The following table sets forth information regarding the beneficial ownership of E2open Holdings, based on ownership of Class A Units, which are the only voting equity interests in E2open Holdings, as of October 14, 2020 (pre-Business Combination), by:
•
each person known by E2open Holdings to be the beneficial owner of more than 5% of the Class A Units;

•
each of E2open Holdings’ directors and officers;

•
each person who will become a named executive officer or is nominated to become a director of the Company upon completion of the Business Combination; and

•
all officers and directors of the E2open Holdings prior to the Business Combination as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
E2open Holdings Class A Units
Name of Beneficial Owner	Number of Class A Units Beneficially Owned	% of Voting Control
Insight Partners(1)	200,466,914	57.3%
Elliott Investment Management L.P.(2)	111,738,402	32.0%
Betsy Atkins	—	—
Adam Berger	100,000	*
Ross Devor	—	—
Michael A. Farlekas	—	—
Ryan Hinkle(3)	—	—
Isaac Kim(4)	—	—
Jarett J. Janik	—	—
Peter R. Hantman	—	—
All Officers and Directors as a Group (Six Individuals)	100,000	*
Named Executive Officers and Director Nominees of the Company Post-Business Combination:
Michael A. Farlekas	—	—
Jarett J. Janik	—	—
Peter R. Hantman		—
Ryan Hinkle(3)	—	—
Timothy Maudlin	423,728	*

*
Less than one percent.

(1)
Consists of: (i) 33,759,169 Class A Units held by Insight (Cayman) IX Eagle Blocker, LLC, (ii) 7,198,538 Class A Units held by Insight (Delaware) IX Eagle Blocker, LLC, (iii) 21,003,171 Class A Units held by Insight GBCF (Cayman) Eagle Blocker, LLC (iv) 19,312,487 Class A Units held by Insight GBCF (Delaware) Eagle Blocker, LLC and (v) 119,193,549 Class A Units held by Insight E2open Aggregator, LLC (collectively, the “Insight Unitholders”). 100% of the membership interests of Insight (Cayman) IX Eagle Blocker, LLC are held by Insight Venture Partners (Cayman) IX, L.P. 100% of the membership interests of Insight GBCF (Cayman) Eagle Blocker, LLC are held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. 100% of the membership interests of Insight GBCF (Delaware) Eagle Blocker, LLC are held by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. 100% of the membership interests of Insight (Delaware) IX Eagle Blocker, LLC are held by Insight Venture Partners (Delaware) IX, L.P. Insight E2open Aggregator, LLC is managed by Insight Venture Partners IX, L.P. The general partner of each of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P. and Insight Venture Partners (Delaware) IX, L.P. is Insight Venture Associates IX, L.P., and the general partner of Insight Venture Associates IX, L.P. is Insight Venture Associates IX, Ltd. The general partner of each of Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. is Insight Venture Associates Growth-Buyout Coinvestment, L.P., and the general partner of Insight Venture Associates Growth-Buyout Coinvestment, L.P. is Insight Venture Associates Growth-Buyout Coinvestment, Ltd. The sole shareholder of each of Insight Venture Associates IX, Ltd. and Insight Venture Associates Growth-Buyout Coinvestment, Ltd. is Insight Holdings Group, LLC (“Insight Holdings”). Each of Jeffrey Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to hold voting and dispositive power over the Class A Units held of record by the Insight Unitholders. Each of the members of the board of managers of Insight Holdings disclaims beneficial ownership of such Class A Units, and the foregoing is not an admission that any of Insight Venture Partners IX, L.P., Insight Venture Associates IX, L.P., Insight Venture Associates IX, Ltd., Insight Venture Associates Growth-Buyout Coinvestment, L.P., Insight Venture Associates Growth-Buyout Coinvestment, Ltd. or Insight Holdings is the beneficial owner of any Class A Units held by the Insight Unitholders.

(2)
Represents Class A Units held of record by Elliott Eagle JV LLC. The managing member of Elliott Eagle JV LLC is Elliott Associates, L.P. (“Elliott”). Elliott Advisors GP LLC, which is controlled by Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., which is controlled by Singer, and Elliott Special GP LLC, which is controlled by Singer, are the general partners of Elliott. Elliot Investment Management L.P. (“EIM”) is the investment manager of Elliott and Elliott International, L.P. (“Elliott International”). EIM, as the investment manager of Elliott and Elliott International may be deemed to beneficially own the Class A Units beneficially held by Elliott and Elliott International. EIM expressly disclaims equitable ownership of and pecuniary interest in any Class A Units. Elliott has the shared power with EIM to vote or direct the vote of, and to dispose or direct the disposition of the Class A Units owned directly by Elliott Eagle JV LLC. No person other than Elliott, Elliott International and EIM has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Class A Units held by Elliott Eagle JV LLC.

(3)
Mr. Hinkle is a Managing Director of Insight Partners, an affiliate of the Insight Unitholders described in footnote 1. Mr. Hinkle does not hold voting or dispositive power over the shares held of record by the Insight Unitholders. See footnote 1 for more information regarding the Insight Unitholders.

(4)
Mr. Kim is a Managing Director of Evergreen Coast Capital Corp, an affiliate of Elliott, which is described in footnote 2. Mr. Kim does not hold voting or dispositive power over the shares held of record by Elliot Eagle JV LLC. See footnote 2 for more information regarding Elliott.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF E2OPEN
(Dollars and shares in millions, unless stated otherwise or except for per share amounts)
Introduction
Throughout this section, unless otherwise noted, “we”, “us” and “our” refer to E2open.
The following discussion and analysis of the financial condition and results of operations of E2open should be read together with our audited consolidated financial statements, and related notes included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section entitled “Business of E2open” and our pro forma financial information as of August 31, 2020 and for the year ended February 29, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical information, the following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Certain amounts may not foot due to rounding.
Our fiscal year end is the final day in February. Our fiscal years 2020 and 2019 ended February 29, 2020 and February 28, 2019, respectively, and were each fifty-two-week periods.
Overview
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain deep, long-term relationships with our customers, which is reflected by our 95% gross retention and customer tenure of 14 years for our top 100 customers. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.
E2open operates in what we believe is an attractive industry with strong secular tailwinds and a large Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% Whitespace, including more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grown applications, many of which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. Importantly, we believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them significantly better value as compared to the disparate point solutions offered by many of our competitors.
Our Go-To-Market Strategy
Our go-to-market strategy is focused on both expanding the adoption of our product portfolio with existing customers and the acquisition of new customers. We primarily focus our selling efforts on large enterprise organizations and sell our software through a direct sales force and channel partners. Additionally, we have a high-velocity inside sales organization to serve small and medium-sized businesses. Our go-to-market strategy enables our sales force to develop deep, long-term relationships with existing and potential customers across the relevant functions, from buying managers to IT to division heads to C-level executives. Importantly, we believe that our go-to-market approach focused on customers is a competitive advantage compared to competitors whose go-to-market approach is focused on products, and enables us to sustain our high customer retention and long customer tenure as well as drive maximum spend within each customer.
Our sales organization is comprised of field sales, inside sales, and sales development personnel, and we align these teams based on customer size and industry. We focus initially on solving a customer’s primary need, usually a specific piece of their supply chain. Once a customer adopts our solution and witnesses the power of our unique platform, we focus on cross-selling additional products and up-selling additional departments and divisions with the same solution. We have found that experience with our SaaS platform is the most effective selling tool.
The Business Combination
On October 14, 2020, E2open Holdings and CCNB1 entered into the definitive Business Combination Agreement by and among CCNB1, Sonar Merger Sub I, LLC, a Delaware limited liability company, Sonar Merger Sub II, LLC, a Delaware limited liability company, Sonar Merger Sub III, LLC, a Delaware limited liability company, Sonar Merger Sub IV, LLC, a Delaware limited liability company, Sonar Merger Sub V, LLC, a Delaware limited liability company, Sonar Merger Sub VI, LLC, a Delaware limited liability company, Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company, Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company, Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company, Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company, Elliott Eagle JV LLC, a Delaware limited liability company, Elliott Associates, L.P., a Cayman Islands limited partnership, Elliott International, L.P., a Delaware limited partnership, PDI III E2open Blocker Corp., a Delaware corporation, Sonar Company Merger Sub, LLC a Delaware limited liability company, and Insight Venture Management, LLC, a Delaware limited liability company, solely in its capacity as Representative of the Blocker Sellers and E2open Equityholders (each, as defined therein). Pursuant to the Business Combination Agreement, CCNB1 will acquire a majority interest in E2open Holdings through a series of mergers, with E2open Holdings becoming a direct subsidiary of CCNB1 (the “Business Combination”). For additional information on the Business Combination, see “Shareholder Proposal 1: The Business Combination Proposal.”
Upon consummation of the Business Combination, CCNB1 will be deemed the accounting acquirer and E2open the accounting acquiree. Under the acquisition method of accounting, CCNB1’s assets and liabilities will retain their carrying values and the assets and liabilities associated with E2open will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The Business Combination is expected to have several significant impacts on our future reported financial position and results. These include an estimated increase in cash (as compared to our balance sheet on August 31, 2020) of approximately $11.8 million. These pro forma cash amounts are net of  (x) approximately $637.5 million in cash consideration payable to the E2open Sellers, including certain non-recurring seller transaction expenses, (y) approximately $946.8 million used to pay down existing E2open debt and (z) total non-recurring transaction costs estimated at approximately $63.0 million (including acquisition-related advisory fees in connection with the Business Combination and deferred underwriting commissions in connection with CC’s initial public offering, but excluding certain seller costs to be borne by the E2open Sellers), of which a portion will be treated as a reduction of equity (i.e., the deferred underwriting commissions and costs pertaining to the reverse recapitalization) and a portion will be expensed in the period in which the Business Combination closes (i.e., merger-related costs). The pro forma cash amounts include cash from (i) the Trust Account, the amount of which will depend on the number of Public Shares subject to redemptions, (ii) $525.0 million in proceeds from the issuance of a new term loan, (iii) the proceeds from the PIPE Investment of approximately $695.0 million, and (iv) $200.0 million in proceeds from Forward Purchase, each of which we expect to receive upon the consummation of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Non-GAAP Financial Measures
This proxy statement/prospectus includes Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted EBITDA Margin, which are non-GAAP performance measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted EBITDA Margin are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted

EBITDA Margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
We calculate and define Adjusted Gross Profit as gross profit excluding depreciation and amortization (which are non-cash items). We define and calculate Adjusted EBITDA as net losses excluding interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, and certain other non-cash and non-recurring items, as described in the reconciliation below. We define and calculate Pro Forma Adjusted EBITDA as Adjusted EBITDA plus the annualized run rate impact of actioned or near-actioned integration-related cost savings and incremental public company costs, as described below. We also report Adjusted Gross Profit, Adjusted EBITDA, and Pro Forma Adjusted EBITDA as a percentage of revenue as additional measures to evaluate our Adjusted Gross Profit Margins, Adjusted EBITDA Margins, and Pro Forma Adjusted EBITDA Margins, respectively, on revenue.
We include these non-GAAP financial measures because they are used by management to evaluate E2open’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted EBITDA Margin exclude certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation and amortization, stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense). There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net loss to arrive at non-GAAP financial measures are significant components for understanding and assessing the Company’s financial performance. As a result, non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from certain projections of non-GAAP financial measures such as Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin (recognizing the probability of significance of this information), the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.
The table below presents our Adjusted Gross Profit reconciled to our reported gross profit, the closest U.S. GAAP measure, for the periods indicated:
	Year ended February 29,		Six months ended August 31,
($ in millions)	2020	2019	2020	2019
Gross profit:
Reported gross profit	184.0	127.6	104.0	84.6
Depreciation and Amortization	25.1	11.7	13.4	10.1
Adjusted gross profit	209.1	139.3	117.4	94.7
Gross margin	60.3%	63.4%	63.0%	61.6%
Adjusted gross margin	68.5%	69.2%	71.1%	69.0%

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:
	Year ended February 29,		Six months ended August 31,
($ in millions)	2020	2019	2020	2019
Net loss	(101.4)	(30.1)	(41.3)	(54.8)
Adjusted for:
Interest expense, net	66.3	21.9	36.0	26.9
Income tax expense (benefit)	(7.3)	(8.2)	14.4	(2.0)
Depreciation and Amortization	60.4	34.3	33.9	26.4
EBITDA	18.0	17.9	43.0	(3.5)
EBITDA margin	5.9%	8.9%	26.1%	(2.6)%
Non-cash adjustments(1)	—	2.4	—	—
Acquisition-related adjustments(2)	25.0	15.3	5.4	17.5
Non-recurring/non-operating costs(3)	6.3	3.5	0.5	2.7
Unit-based compensation(4)	19.2	8.2	4.3	12.5
Adjusted EBITDA	68.5	47.3	53.2	29.2
Pro forma synergy adjustments(5)			5.5
Public company costs(6)			(2.5)
Pro forma adjusted EBITDA			56.2
Pro forma adjusted EBITDA margin			34.1%

(1)
Includes non-cash loss on debt refinance and (gain) / loss on investments.

(2)
Primarily includes advisory, consulting, accounting and legal expenses incurred in connection with mergers and acquisitions activities, including related valuation, negotiation and integration costs, and capital-raising activities, including costs related to the acquisition of Amber Road and the Business Combination.

(3)
Primarily includes foreign currency exchange gain and losses and other non-recurring expenses such as systems integrations, legal entity simplification, advisory fees, and expenses related to retention of key employees from acquisitions.

(4)
Reflects non-cash, long-term unit-based compensation expense, primarily related to senior management. Fiscal year 2020 unit-based compensation includes a $9.5 million increase attributable to the acceleration of certain unit-based awards that were accelerated in connection with the Amber Road acquisition.

(5)
Represents the run rate impact of actioned or near-actioned cost savings related to the integration of Amber Road and INTTRA, including duplicative and extraneous personnel and outsourced labor costs; software and hosting costs; facilities costs; and marketing, administrative and other costs at acquired companies. We anticipate all integration-related cost savings to be realized by the end of fiscal year 2021.

(6)
As a consequence of the Business Combination, E2open Holdings will become the subsidiary of an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, additional internal and external accounting, legal and administrative resources, and SEC filing fees. E2open estimates that annual run rate impact of these incremental costs will be approximately $5 million per year.

Impact of COVID-19
The COVID-19 pandemic has caused business disruptions worldwide beginning in January 2020. The full extent to which the pandemic will impact our business, operations, cash flows, and financial condition will depend on future developments that are difficult to accurately predict. We have experienced modest adverse impacts as it relates to lengthening of sales cycles and delays in delivering professional services and training to our customers.
The global pandemic continues to evolve, and we are carefully monitoring the situation to understand its impacts on our business and operations.
Key Components of Our Results of Operations
Revenue
Effective March 1, 2019, E2open adopted ASC Topic 606, Revenue from Contracts with Customers (ASC 606), and all the related amendments, using the modified retrospective method. E2open adopted the new standard for all customer contracts. See Recently Adopted and Issued Accounting Pronouncements below for related discussion.
E2open generates revenue from the sale of subscriptions and professional services. E2open recognizes revenue when the customer contract and associated performance obligations have been identified, the transaction price has been determined and allocated to the performance obligations in the contract, and the performance obligations have been satisfied.
Subscription Revenue — E2open offers cloud-based on-demand software solutions, which enable its customers to have constant access to its solutions without the need to manage and support the software and associated hardware themselves. From fiscal year 2017 to fiscal year 2020, E2open achieved 7% organic subscription revenue growth, including 7% organic subscription revenue growth during fiscal year 2020. E2open houses the hardware and software in third-party facilities and provides its customers with access to the software solutions, along with data security and storage, backup, and recovery services, and solution support. E2open’s customer contracts typically have a term of three to five years. E2open primarily invoices its customers for subscriptions in advance for annual use of the software solutions. E2open’s payment terms typically require customers to pay within 30 to 90 days from the invoice date.
E2open also offers cloud-based software solutions, which enable its customers to have access to an electronic commerce transaction platform for the international container shipping industry. E2open charges either fixed annual subscription fees or volume-based transaction fees, based on the volume of transactions booked on the platform for this product. For subscription-based contracts, E2open generally invoices annually in advance. Under the previous standard, E2open limited subscription revenue recognition to the contractually billable amounts in each year of the subscription. Under the new standard, subscription revenue is recognized ratably over the life of the contract. The impact of this change was insignificant. Therefore, no cumulative adjustment was made to the opening balance sheet for revenue recognition at adoption of the new standard. For transactional based contracts, E2open primarily recognizes revenue and invoices for these transactions monthly once incurred. This is unchanged from the previous standard.
Professional Services — Professional services revenue is derived primarily from fees for enabling services, including solution consulting and solution deployment. These services are often sold in conjunction with the sale of E2open’s solutions. E2open provides professional services primarily on a time and materials basis, but also on a fixed fee basis. Customers are invoiced for professional services either monthly in arrears or, as with fixed fee arrangements, in advance and upon reaching project milestones. Professional services revenue is recognized over time. For services that are contracted for at a fixed price, progress is generally measured based on labor hours incurred as a percentage of the total estimated hours required for complete satisfaction of the related performance obligations. For services that are contracted on at time and materials or prepaid basis, progress is generally based on actual labor hours expended. These input methods (e.g. hours incurred or expended) are considered a faithful depiction of our efforts to satisfy services contracts as they represent the performance obligation consumed by the customer and performed by E2open and therefore reflect the transfer of services to a customer under such contracts. The adoption of the new standard did not result in a material change to the revenue recognition of professional services.
E2open enters into arrangements with multiple performance obligations, comprised of subscriptions and professional services. Arrangements with customers typically do not provide the customer with the right to take possession of the software supporting the on-demand solutions. E2open primarily accounts for subscription and professional services revenue as separate units of accounting and allocates revenue to each deliverable in an arrangement based on standalone selling price. E2open evaluates the standalone selling price for each element by considering prices E2open charges for similar offerings, size of the order and historical pricing practices.
Total Revenue by Geographic Locations — Revenues by geographical region consisted of the following:
	Year ended February 29,
($ in millions)	2020	2019
Americas	293.7	197.2
Europe	6.3	3.6
Asia Pacific	5.1	0.4
Total revenue	305.1	201.2
Revenues by geography are determined based on the region of E2open’s contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was approximately 96% and 98% during fiscal years 2020 and 2019, respectively. No other country represented more than ten percent of total revenue during fiscal years 2020 and 2019, respectively.
Cost of Revenue
Cost of Subscription Revenue — Cost of subscription revenue consists primarily of costs related to delivering our service and providing support to customers, including personnel and related costs, costs associated with data center capacity, fees paid to third parties to license their technology, and depreciation expense directly related to delivering our solutions. We generally expense our cost of subscription revenue as we incur the costs.
Cost of Professional Services Revenue — Cost of professional services revenue consists primarily of personnel and related travel costs, the costs of contracted third-party vendors, and reimbursable expenses. As our personnel are employed on a full-time basis, our cost of professional services is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expense our cost of professional services revenue as we incur the costs.
Operating Expenses
Research and Development — Research and development expenses primarily consist of personnel and related costs of our research and development staff, costs of certain third-party contractors, depreciation, amortization, and other allocated costs. Research and development expenses are expensed as incurred, excluding the capitalization of internally developed software costs.
Sales and Marketing — Sales and marketing expenses primarily consist of personnel and related costs for our sales and marketing staff. It also includes the costs of promotional events, corporate communications, online marketing, solution marketing and other brand-building activities, in addition to depreciation, amortization and other allocated costs. When the initial customer contract is signed and upon any renewal, we capitalize and amortize commission costs under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606), as an expense over the period in which products are expected to be delivered to customers, including expected renewals, which is estimated to be 4.0 years. If a subscription agreement is terminated, we recognize the unamortized portion of any deferred commission cost as an expense immediately upon such termination. Certain sales commissions are contingent on future customer billings and are expensed as incurred to sales and marketing expense.
General and Administrative — General and administrative expenses primarily consist of personnel and related costs for our executive, administrative, finance, information technology, legal, accounting and human resource staff; professional fees; other corporate expenses; depreciation; amortization; and other allocated costs.

Interest and other expenses, net
Interest and other expenses, net, consists primarily of interest income on our cash balances, and interest expense on outstanding debt and capital lease obligations, foreign currency realized and unrealized gains and losses, and gains and losses on the disposal of fixed assets.
Income tax benefit
Because we have generated net losses in all periods to date and recorded a valuation allowance against a majority of our deferred tax assets, we have historically not recorded a significant provision for federal or state income taxes. The tax benefit for the fiscal year ended February 29, 2020 is primarily related to losses benefited in certain US corporate tax consolidated groups to reduce deferred tax liabilities recorded in purchase accounting. These benefits are offset by foreign income tax expense as a result of the cost-plus transfer pricing agreements we have in place with our foreign subsidiaries, primarily in India, Germany and the United Kingdom. The deferred tax assets of certain other US corporate tax consolidated groups and non-US jurisdictions remain offset by a valuation allowance. Realization of these deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Utilization of our net operating losses may be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, and similar state provisions. We have analyzed the effect of Internal Revenue Code Section 382 for each of our acquisitions. Based on analysis of acquired net operating losses and credits, utilization of our net operating losses and research and development credits will be subject to annual limitations. In the event we have future changes in ownership, the availability of net operating loss carryforwards could be further limited.
The provision for income taxes was $14.4 million in the six months ended August 31, 2020, a $16.3 million increase compared to the $2.0 million income tax benefit in the comparable period. This increase was primarily driven by an increase in pre-tax income in E2open’s US corporate consolidated groups and non-US jurisdictions compared to the comparable period.
Net loss was $101.4 million for the fiscal year ended February 29, 2020. This was a $71.3 million increase compared to a net loss of $30.1 million for the fiscal year ended February 28, 2020, related primarily to one-time expenses related to the acquisitions of INTTRA and Amber Road. The tax benefit for the fiscal year ended February 28, 2019 was driven primarily by an Uncertain Tax Position release which was based on the expiration of a statute of limitations. The income tax benefit for fiscal year 2020 primarily relates to a reduction in deferred tax liabilities associated with the amortization of acquired intangible assets.

Results of Operations
The following table is our consolidated statements of comprehensive loss for the periods indicated (in millions):
	Year ended February 29,		Six months ended August 31,
($ in millions)	2020	2019	2020	2019
Revenue	305.1	201.2	164.9	137.2
Cost of revenue	(121.1)	(73.6)	(60.9)	(52.6)
Total gross profit	184.0	127.6	104.0	84.6
Operating expenses:
Research and development	(61.9)	(42.5)	(29.0)	(28.2)
Sales and marketing	(53.6)	(34.4)	(24.3)	(23.8)
General and administrative	(51.8)	(28.0)	(19.6)	(28.9)
Acquisition and other related expenses	(26.7)	(15.6)	(5.4)	(18.5)
Amortization of acquired intangible assets	(31.1)	(20.1)	(16.9)	(14.2)
Total operating expenses	(225.1)	(140.6)	(95.2)	(113.6)
Income (loss) from operations	(41.1)	(13.0)	8.8	(29.0)
Interest and other expense, net	(67.6)	(20.8)	(35.7)	(27.8)
Loss on extinguishment of debt	—	(4.6)	—	—
Loss before income taxes	(108.7)	(38.4)	(26.9)	(56.8)
Benefit from (provision for) income taxes	7.3	8.2	(14.4)	2.0
Net loss	(101.4)	(30.1)	(41.3)	(54.8)
Adjusted EBITDA	68.5	47.3	53.2	29.2
The comparability of our operating results for the fiscal year ended February 29, 2020 compared to the fiscal year ended February 28, 2019 and the six months ended August 31, 2020 as compared to the six months ended August 31, 2019 was impacted by the recent acquisitions of INTTRA in November 2018 and Amber Road in July of 2019. In the discussion of our results of operations for these periods we may quantitatively disclose the impact of our acquired products and services to the extent they remain ascertainable. Expense contributions from our recent acquisitions for each of the respective period comparisons generally were not separately identifiable due to the integration of these businesses into our existing operations.
Comparison of the Six months Ended August 31st, 2019 and 2020
Revenue
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Revenue:
Subscription revenue	138.6	109.4	29.2	27%
Professional services revenue and other	26.3	27.8	(1.5)	-5%
Total revenue	164.9	137.2	27.7	20%
Percentage of revenue:
Subscription revenue	84%	80%
Professional services revenue and other	16%	20%

	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Total	100%	100%
Subscription revenue was $138.6 million for the six months ended August 31, 2020, a $29.2 million or a 27% increase compared to subscription revenue of $109.4 million in the six months ended August 31, 2019. The increase in subscription revenue was primarily related to the acquisition of Amber Road which accounted for approximately $23.0 million of the change. The balance of the increase was primarily related to new organic subscription sales in the prior periods, predominantly driven by increases in products utilized across our customer portfolio.
Professional services revenue and other was $26.3 million for the six months ended August 31, 2020, a $1.5 million or 5% decrease compared to $27.8 million in the six months ended August 31, 2019. The decrease was primarily due to the impact of the COVID-19 pandemic, which delayed the delivery of professional services and training to our customers, mainly due to our customers’ focus on switching to remote operations during this time period. Importantly, although COVID-19 delayed planned customer engagements, we did not experience any material cancellations of engagements. Professional services revenue was also impacted by fewer new subscription sales closed in the six months ended August 31, 2020 as compared to the prior year period. We attribute this temporary delay in closing new subscription sales to COVID-19 as our customers were focused on the impact of the pandemic on their operations rather than launching new technology projects. The impact of these COVID-related factors was partially offset by the impact of acquired revenue.
Our subscription revenue as a percentage of total revenue increased to 84% in the six months ended August 31, 2020 compared to 80% in the six months ended August 31, 2019 driven primarily by the increase in subscription revenue and decline in professional services revenue described above.
Cost of Revenue, Gross Profit, and Gross Margin
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Cost of revenue:
Subscriptions	(29.0)	(27.3)	(1.7)	6%
Professional services and other	(21.4)	(17.6)	(3.8)	22%
Amortization of acquired intangibles assets	(10.5)	(7.7)	(2.8)	36%
Total cost of revenue	(60.9)	(52.6)	(8.4)	16%
Gross profit:
Subscriptions	99.1	74.3	24.8	33%
Professional services and other	4.9	10.3	(5.4)	-52%
Total gross profit	104.0	84.6	19.4	23%
Gross margin:
Subscriptions	71%	68%
Professional services and other	18%	37%
Total gross margin	63%	62%
Cost of subscriptions was $29.0 million in the six months ended August 31, 2020, a $1.7 million or 6% increase compared to $27.3 million in the six months ended August 31, 2019. This increase is primarily related to the acquisition of Amber Road, partially offset by the realization of acquisition-related cost savings from acquisitions
Cost of professional services revenue and other was $21.4 million in the six months ended August 31, 2020 a $3.8 million or 22% increase compared to the six months ended August 31, 2019. This increase is primarily related to the acquisition of Amber Road. We have proactively decided to invest in our professional services organization during the COVID-19 pandemic as a means of providing additional service to and deeper relationships with our customers.
Amortization of acquired intangible assets was $10.5 million in the six months ended August 31, 2020 a $2.8 million or 36% increase compared to $7.7 million in the six months ended August 31, 2019, driven primarily by additional intangibles from the acquisition of Amber Road.
Our subscriptions gross margin improved to 71% in the six months ended August 31, 2020 compared to 68% in the six months ended August 31, 2019 driven primarily by the realization of integration-related cost savings from historical acquisitions and the low marginal costs associated with incremental new organic subscription sales. Our professional services and other gross margin declined to 18% for the six months ended August 31, 2020 from 37% in the prior comparable period, primarily due to lower professional services and other revenue in the current period as described above.
Research and Development
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Research and development	(29.0)	(28.2)	(0.8)	3%
Percentage of revenue	18%	21%
Research and Development expenses were $29.0 million in the six months ended August 31, 2020, a $0.8 million or 3% increase compared to $28.2 million in the prior year comparable period. The increase is primarily related to the acquisition of Amber Road, partially offset by the realization of acquisition-related cost savings from historical acquisitions.
Sales and Marketing
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Sales and marketing	(24.3)	(23.8)	(0.5)	2%
Percentage of revenue	15%	17%
Sales and marketing expenses were $24.3 million in the six months ended August 31, 2020, a $0.5 million or 2% increase compared to $23.8 million in the prior year comparable period. The increase is primarily related to the acquisition of Amber Road, partially offset by the realization of acquisition-related cost savings from historical acquisitions.
General and Administrative
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
General and administrative	(19.6)	(28.9)	9.3	-32%
Percentage of revenue	12%	21%
General and administrative expenses were $19.6 million in the six months ended August 31, 2020, a $9.3 million or 32% decrease compared to $28.9 million in the comparable prior year period. The decrease is driven primarily by a $9.5 million increase in prior year unit-based compensation primarily attributable to the acceleration of certain unit-based awards that were accelerated in connection with the Amber Road acquisition.

Other Operating Expenses
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Acquisition and other related expenses	(5.4)	(18.5)	13.1	-71%
Amortization of acquired intangible assets	(16.9)	(14.2)	(2.7)	19%
Total other operating expenses	(22.3)	(32.7)	10.4	-32%
Other operating expenses were $22.3 million in the six months ended August 31, 2020; a $10.4 million decrease compared to $32.7 million in the comparable prior year period. The six months ended August 31, 2019 included significant transaction related expenses for Amber Road and INTTRA, which are largely completed as of August 31, 2020.
Interest and other expense
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Interest and other expense, net	(35.7)	(27.8)	(7.9)	28%
Interest expense increased to $35.7 million in the six months ended August 31, 2020, a $7.9 million or 28% increase compared to due to $27.8 million in the comparable prior year period. This increase is driven primarily by the incremental debt incurred to finance the acquisition of Amber Road.
Income tax benefit
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Loss before income taxes	(26.9)	(56.8)	29.9	-53%
Benefit from (provision for) income taxes	(14.4)	2.0	(16.4)	-820%
Loss before income taxes was $26.9 million for the six months ended August 31, 2020, a $29.9 million or 53% decrease compared to $56.8 million in the six months ended August 31, 2019. This decrease was related primarily to the acquisition of Amber Road, stronger operating results, and the realization of integration-related cost savings from historical acquisitions. The provision for income taxes was $14.4 million in the six months ended August 31, 2020, a $16.4 million increase compared to the $2.0 million income tax benefit in the comparable period. This increase was primarily driven by an increase in pre-tax income in E2open’s US corporate consolidated groups and non-US jurisdictions compared to the comparable period.
Adjusted EBITDA
	Six months ended August 31,
($ in millions)	2020	2019	Change	% Change
Adjusted EBITDA	53.2	29.2	24.0	82%
Adjusted EBITDA margin	32%	21%
Adjusted EBITDA was $53.2 million for the six months ended August 31, 2020, a $24 million or 82% increase compared to $29.2 million in the six months ended August 31, 2019. Adjusted EBITDA margins improved to 32% in the six months ended August 31, 2020 compared to 21% in the comparable prior year period. This increase in Adjusted EBITDA and Adjusted EBITDA margin was primarily related to the acquisition of Amber Road, stronger operating results, and the realization of integration-related cost savings from historical acquisitions.

Comparison of the Fiscal Years Ended February 28, 2019 and February 29, 2020
Revenue
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Revenue:
Subscription revenue	244.0	153.6	90.4	59%
Professional services revenue and other	61.1	47.6	13.5	28%
Total revenue	305.1	201.2	103.9	52%
Percentage of revenue:
Subscription revenue	80%	76%
Professional services revenue and other	20%	24%
Total	100%	100%
Subscription revenue was $244.0 million in fiscal year 2020, a $90.4 million or 59% increase compared to $153.6 million in fiscal year 2019. The increase in subscription revenue was primarily related to the acquisitions of Amber Road and INTTRA which accounted for approximately $80.8 million of the change. The balance of the increase was primarily related to new organic subscription sales in the prior periods, predominantly driven by increases in products utilized across our customer portfolio. The impact of changes in price per product has not been material. As customers become larger, our pricing model recognizes various factors such as number of products purchased and the penetration of those products within a customer’s operations. As such, when a customer buys more product, their average cost per product may decline even though total revenue from that customer may increase. Our gross retention rate is 94% and our net retention rate is 107% for our fiscal year ended February 29, 2020. We include any reductions in total subscription revenue within a customer in our calculations of gross and net retention. As evidenced by the net retention rate, the impact of reduced cost per product has not been material.
Professional services and other revenue was $61.1 million in fiscal year 2020, a $13.5 million or 28% increase compared to $47.6 million in fiscal year 2019. This increase was primarily related to the acquisitions of INTTRA and Amber Road which accounted for approximately $10.4 million of the change. The balance of the increase was primarily related to additional professional services and other revenue related to the new organic subscription sales in the prior periods.
Subscription revenue increased to 80% of total revenue for our fiscal year ending February 29, 2020 from 76% in the comparable prior year period. This increase is primarily related to the acquisitions of INTTRA and Amber Road, which had relatively higher subscription revenue as a percentage of their respective total revenue bases.
Cost of Revenue, Gross Profit, and Gross Margin
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Cost of revenue:
Subscriptions	(59.2)	(33.6)	(25.6)	76%
Professional services and other	(42.4)	(31.7)	(10.7)	34%
Amortization of acquired intangibles assets	(19.5)	(8.3)	(11.2)	134%
Total cost of revenue	(121.1)	(73.6)	(47.5)	65%
Gross profit:
Subscriptions	165.3	111.7	53.6	48%
Professional services and other	18.7	15.9	2.8	18%

	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Total gross profit	184.0	127.6	56.4	44%
Gross margin:
Subscriptions	68%	73%
Professional services and other	31%	33%
Total gross margin	60%	63%
Cost of subscriptions was $59.2 million in fiscal year 2020, a $25.6 million or 76% increase compared to fiscal year 2019. The increase was primarily related to the acquisitions of INTTRA and Amber Road, partially offset by the realization of integration-related cost savings from historical acquisitions.
Cost of professional services and other revenue was $42.4 million in fiscal year 2020, a $10.7 million or 34% increase compared to fiscal year 2019. This increase was primarily related to the acquisitions of INTTRA and Amber Road, partially offset by the realization of integration-related cost savings from historical acquisitions.
Amortization of intangible assets increased to $19.5 million in fiscal year 2020 compared to $8.3 million in fiscal year 2019. This increase was primarily due to additional amortization expense related to intangible assets acquired from INTTRA and Amber Road.
Subscription gross margin declined from 73% in fiscal year 2019 to 68% in fiscal year 2020, primarily related to the acquisitions of INTTRA and Amber Road and the timing of realizing integration-related cost savings driven by these acquisitions.
Research and Development
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Research and development	(61.9)	(42.5)	(19.4)	46%
Percentage of revenue	20%	21%
Research and development expenses were $61.9 million in fiscal year 2020, a $19.4 million or 46% increase compared to fiscal year 2019, related primarily to the acquisitions of INTTRA and Amber Road as well as organic investments made in incremental research and development headcount.
Sales and Marketing
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Sales and marketing	(53.6)	(34.4)	(19.2)	56%
Percentage of revenue	18%	17%
Sales and marketing expenses were $53.6 million in fiscal year 2020, a $19.2 million or 56% increase compared to $34.4 million in fiscal year 2019, related primarily to the acquisitions of INTTRA and Amber Road as well as organic investments made in sales and marketing activities.
General and Administrative
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
General and administrative	(51.8)	(28.0)	(23.8)	85%
Percentage of revenue	17%	14%

General and administrative expenses were $51.8 million in fiscal year 2020, a $23.8 million or 85% increase compared to $28.0 million fiscal year 2019. This increase is primarily related to the acquisitions of INTTRA and Amber Road as well as unit-based compensation expense associated with the Amber Road acquisition, which is the result of the acceleration of certain employee equity incentives post-closing.
Other Operating Expenses
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Acquisition and other related expenses	(26.7)	(15.6)	(11.1)	71%
Amortization of acquired intangible assets	(31.1)	(20.1)	(11.0)	55%
Total other operating expenses	(57.8)	(35.7)	(22.1)	62%
Other operating expenses increased to $57.8 million in fiscal year 2020 compared to $35.7 million in fiscal year 2019, primarily related to transaction fees and expenses, integration costs, and intangible assets related to the acquisitions of INTTRA and Amber Road.
Interest and other expense
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Interest and other expense, net	(67.6)	(20.8)	(46.8)	225%
Loss on extinguishment of debt	—	(4.6)	4.6	-100%
Interest expense was $67.6 million in fiscal year 2020, a $46.8 million increase compared to $20.8 million in fiscal year 2019, primarily related to incremental debt incurred to finance the acquisitions of INTTRA and Amber Road.
In fiscal year 2019, E2open repaid the full outstanding principal balance of $153.1 million of a term loan and credit facility using proceeds from the Term Loan Due 2024. In connection with the repayment, E2open paid a $3.1 million prepayment fee and wrote off unamortized debt issuance costs of $1.5 million.
Provision for Income Taxes
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Loss before income taxes	(108.7)	(38.4)	(70.3)	183%
Benefit from income taxes	7.3	8.2	(0.9)	-11%
Loss before income taxes was $108.7 million in fiscal year 2020, a $70.3 million increase compared to a net loss of $38.4 million in fiscal year 2019, related primarily to one-time expenses related to the acquisitions of INTTRA and Amber Road. The fiscal year 2019 benefit was driven primarily by an Uncertain Tax Position release in that year based on expiration of statute of limitations. The income tax benefit for fiscal year 2020 primarily relates to a reduction in deferred tax liabilities associated with the amortization of acquired intangible assets.
Adjusted EBITDA
	Year ended February 29,
($ in millions)	2020	2019	Change	% Change
Adjusted EBITDA	68.5	47.3	21.2	45%
Adjusted EBITDA margin	22%	24%
Adjusted EBITDA was $68.5 million for fiscal year 2020, a $21.2 million or 45% increase compared to $47.3 million in the fiscal year 2019. This increase was primarily related to the acquisitions of Amber Road and INTTRA, stronger operating results, and the realization of integration-related cost savings from historical acquisitions.

Liquidity and Capital Resources
E2open measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital, capital expenditure needs, contractual obligations, and other commitments, with cash flows from operations and other sources of funding. Current working capital needs relate mainly to employee compensation and benefits, as well as and interest and debt. E2open’s ability to expand and grow its business will depend on many factors, including working capital needs and the evolution of operating cash flows.
E2open had $19.8 million and $19.5 million in cash and cash equivalents as of August 31, 2020 and February 29, 2020, respectively. E2open believes its existing cash and cash equivalents, cash provided by operating activities, and, if necessary, the borrowing capacity of up to $30 million available under its revolving credit facility (see Note 10) will be sufficient to meet its working capital, debt repayment and capital expenditure requirements until at least January 2022.
In the future, E2open may enter into arrangements to acquire or invest in complementary businesses. To facilitate these acquisitions or investments, E2open may seek additional equity or debt financing.
Debt
Amber Term Loan — In connection with the acquisition of Amber Road, on July 2, 2019, E2open Holdings incurred an additional term loan guaranteed by funds affiliated with Insight Partners pursuant to a joinder to such funds’ credit facility with Silicon Valley Bank (the “Amber Term Loan”). As of February 29, 2020, the loan had a principal amount of $36.6 million, payable at maturity in April 2020. The maturity was subsequently extended to April 2021. The interest rate on the loan was 3.25% on February 29, 2020. There are no premiums or penalties on voluntary prepayment of the Amber Term Loan.
Term Loan and Revolving Credit Facility Due 2024 — In November 2018, E2open, LLC entered into a credit agreement, including an initial term loan of $400.0 million, delayed draw term loans of up to $80.0 million (together, the “Term Loan Due 2024”) and a revolving credit facility of up to $30.0 million (“Revolving Credit Facility”). Borrowings under the Term Loan Due 2024 during the year ended February 29, 2020 were $441.0 million and were used for the acquisition of Amber Road. There were $15.0 million outstanding under the Revolving Credit Facility on February 29, 2020.
The Term Loan Due 2024 and Revolving Credit Facility are fully and unconditionally guaranteed, jointly and severally, by E2open, LLC and its subsidiaries, and are secured by all tangible and intangible property of E2open, LLC and its subsidiary guarantors.
The Term Loan Due 2024 matures in November 2024, and will amortize in quarterly installments beginning February 2019, with the balance payable on the final maturity date. E2open, LLC may make voluntarily prepayments on the Term Loan Due 2024, in whole or in part, without premium or penalty, except in the instance of refinancing with new indebtedness or a change in control, where prepayment premiums will apply. Additionally, the agreement requires E2open, LLC to make early principal payments on an annual basis beginning February 2020, if cash flows for the year, as defined in the agreement, exceed certain levels specified in the agreement. No early principal payments have been required as of October 2020.
In connection with acquisition of Amber Road, the Term Loan Due 2024 was amended, and interest rates were increased by 0.75%. Interest incurred under the Term Loan Due 2024 and Revolving Credit Facility was at the borrower’s option at either (a) a LIBOR rate plus an applicable margin of 5.75%, as amended, or (b) a base rate, plus an applicable margin of 4.75%, as amended. The interest rate for the Term Loan Due 2024 was 7.7% on February 29, 2020.
The Term Loan Due 2024 and Revolving Credit Facility agreement contain a number of covenants that, among other things and subject to certain exceptions, restrict E2open, LLC’s ability and the ability of its subsidiaries: (a) to incur additional indebtedness, (b) issue preferred equity interests, (c) incur liens, (d) consolidate, merge, liquidate or dissolve, (e) make investments, loans and acquisitions, (f) sell, transfer lease or dispose of assets, including equity of its subsidiaries, (g) engage in sale-leaseback transactions, (h) make restricted payments, (i) engage in transactions with its affiliates, and (j) enter into restrictive agreements.

The credit agreement governing the Term Loan Due 2024 and Revolving Credit Facility requires E2open, LLC to maintain a Total Leverage Ratio, as defined in the agreement, under a stated maximum threshold. The Term Loan Due 2024 and Revolving Credit Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default. On November 30, 2020, E2open, LLC was in compliance with the covenants of the Term Loan Due 2024 and Revolving Credit Facility.
Repayment of Credit Facility — In November 2018, E2open repaid the full outstanding principal balance of $153.1 million of a term loan and credit facility using proceeds from the Term Loan Due 2024. In connection with the repayment, E2open paid a $3.1 million prepayment fee and wrote off unamortized debt issuance costs of $1.5 million. These charges are included in loss on extinguishment of debt in the accompanying statements of comprehensive loss.
Cash Flows
The following table presents net cash provided by operating activities, investing activities and financing activities for the six month period ended August 31, 2020 and August 31, 2019, as well as the twelve month period ended February 29, 2020, and February 28, 2019:
	Year ended February 29,		Six months ended August 31,
($ in millions)	2020	2019	2020	2019
Net cash (used in) provided by operating activities	(55.8)	9.8	42.0	(41.6)
Net cash used in investing activities	(443.0)	(235.7)	(7.8)	(438.4)
Net cash (used in) provided by financing activities	467.6	260.7	(20.3)	459.6
Effect of exchange rate changes on cash and cash equivalents	0.2	(0.1)	(0.4)	1.6
Net increase (decrease) in cash	(31.0)	34.7	13.5	(18.8)
Cash at beginning of period	79.4	44.7	48.4	79.4
Cash at end of period	48.4	79.4	61.9	60.6
Six Month Period Ended August 31, 2020 vs. Six Month Period Ended August 31, 2019
As of August 31, 2020, our consolidated cash and cash equivalents was $61.9 million, a $1.3 million increase from our balance of $60.6 million on August 31, 2019.
Net cash provided by operating activities for the six months period ended August 31, 2020 was $42.0 million compared to a use of $41.6 million for the six months period ended August 31, 2019. The $83.3 million difference was largely driven by higher operating income of $37.7 million, primarily due to the realization of integration-related cost savings from historical acquisitions.
Net cash used in investing activities for the six-month period ended August 31, 2020 was $7.8 million compared to a net cash used of $438.4 million for the six-month period ended August 31, 2019. The use of cash for the six month period ended August 31, 2020 was primarily driven by the acquisition of property and software related to our data centers and the use of cash for the six month period ended August 31, 2019 was primarily driven by the acquisition of Amber Road.
Net cash used by financing activities for the six-month period ended August 31, 2020 was $20.3 million compared to a net source of $459.6 million for the six-month period ended August 31, 2019. The use of cash for the six months ended August 31, 2020 was primarily driven by repayment of outstanding balances on our line of credit and the source of cash for the six months ended August 31, 2019 was driven by borrowings to finance the acquisition of Amber Road.
Twelve Month Period Ended February 29, 2020 vs. Twelve-Month Period Ended February 28, 2019
For the fiscal year ended February 29, 2020, our consolidated cash and cash equivalents decreased by approximately $31.0 million to $48.4 million as compared to our balance of $79.4 million on February 28, 2019.

Net cash used by operating activities for fiscal year 2020 was $55.8 million compared to $9.8 million of net cash provided by operating activities for fiscal year 2019. The decrease in cash flows from operating activities was primarily due to an increase in operating loss of $28.2 million and an increase in working capital related to the acquisition of Amber Road.
Net cash used in investing activities was $443.0 million for fiscal year 2020 compared to net cash used in investing activities of $235.7 million for fiscal year 2019. The increase in cash used in investing activities was attributed primarily to the acquisition of Amber Road. Capital Expenditures were $11.6 million in fiscal year 2020 compared to $2.7 million in fiscal year 2019.
Net cash provided by financing activities for fiscal year 2020 was $467.6 million compared to $260.7 million in fiscal year 2019. The increase in cash provided by financing activities was primarily due to additional debt of $492.6 million, net of original issue discount, borrowed under the Secured First Lien Floating Rate Note (see “Financing Arrangements — Term Loans”) to finance the acquisition of Amber Road.
Tax Receivable Agreement
Concurrently with the completion of the Business Combination and as a condition precedent to the Closing, the Company will enter into the Tax Receivable Agreement with the Blocker Sellers and the Flow-Through Sellers who deliver a counterpart signature page thereto at or prior to the Closing, in substantially the form attached as Annex I to the proxy statement/prospectus. Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Flow-Through Sellers and/or Blocker Sellers as applicable, 85% of the tax savings that the Company realizes resulting from increases in tax basis in E2open Holdings’ assets as a result of the sale of E2open equity interests for the consideration paid pursuant to the Business Combination Agreement, and the future exchange of the Common Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, and certain pre-existing tax attributes of the Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.
The Company has recorded an estimated tax receivable liability of $36.4 million assuming (i) no redemptions of public shares, (ii) a price of $10 per share, (iii) a constant corporate tax rate of 23%, (iv) no dispositions of corporate subsidiaries, (v) no material changes in tax law and (vi) the Company does not elect early termination of the Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. However, due to the uncertainty of various factors, including: (a) timing and value of the Company of future exchanges, (b) the amount and timing of the Company’s future taxable income, (ci) changes in the tax rate of the Company, (d) no future dispositions of any corporate stock, and (e) changes in the tax law, the likely tax savings we will realize and the resulting amounts we are likely to pay to the Blocker Sellers and the Flow-Through Sellers pursuant to the Tax Receivable Agreement are uncertain.
If all of the Flow-Through Sellers were to exchange their E2open Holdings’ equity interests for Company Class A common stock at Closing, the Company would recognize a liability of approximately $59.5 million.
Amounts payable under the Tax Receivable Agreement will be contingent upon, among other things, the Company’s generation of taxable income over the term of the Tax Receivable Agreement. If the Company does not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits subject to the Tax Receivable Agreement, then the Company would not be required to make the related payments under the Tax Receivable Agreement. Although the amount of any payments required to be made under the Tax Receivable Agreement may be significant, the timing of these payments will vary and will generally be limited to one payment per member per year. The amount of such payments is also generally limited to the extent the Company is unable to utilize the full amount of any tax benefits subject to the Tax Receivable Agreement in a given period. In addition, if the Company exercises its right to terminate the Tax Receivable Agreement or certain other acceleration events occur, the Company will be required to make payments under the Tax Receivable Agreement based on certain assumptions, including that the Company will have sufficient taxable income to utilize the full amount of any tax benefits subject to the Tax Receivable Agreement over the period specified therein. The payments that the Company will be required to make will generally reduce the amount of overall cash flow that might have otherwise been available to the Company, but we expect the cash tax savings the Company will realize from the utilization of the related tax benefits will exceed the amount of any required payments.
In accordance with the Third Amended and Restated Limited Liability Company Agreement, the Company will be entitled to receive quarterly tax distributions from E2open Holdings following the Business Combination, subject to limitations imposed by applicable law and contractual restrictions. The cash received from such tax distributions will first be used by the Company to satisfy any tax liability and then to make any payments required under the TRA. We expect that such tax distributions will be sufficient to fund both the Company’s tax liability and the required payments under the TRA.
Contractual Obligations and Commitments
Acquisition-Related Obligations — The purchase agreements for Cloud Logistics and Averetek include contingent payments of up to $5.0 million in consideration contingent upon successful attainment of revenue related criteria that extend up to two years subsequent to closing, as well as a deferred consideration payment of $1.1 million that extends one year subsequent to the closing of Averetek. The deferred consideration was recorded on the acquisition date. The earn-out liabilities were recorded at fair value on the acquisition dates and are remeasured at each reporting date and adjusted if necessary. At the acquisition date, the fair value of the contingent consideration was $2.0 million. E2open determined there was no change in fair value at February 29, 2020.
Upon purchasing Amber Road (see Note 5), equity incentive compensation previously granted to Amber Road employees was converted to deferred cash compensation, whereby employees may vest in cash payments over periods up to four years from the date of acquisition. Vesting is contingent upon continued employment with E2open. Deferred compensation amounts are calculated based on the price E2open paid for Amber Road’s stock at acquisition, the strike price of the original grant, and the number of former Amber Road shares that would have vested over the period. For the fiscal year ended February 29, 2020, E2open recorded $10.9 million of expense for Amber Road deferred compensation in the consolidated statements of comprehensive loss, including $9.5 million related to accelerated deferred compensation payments negotiated in exit agreements with certain former Amber Road executives. An accrual of $0.8 million is included on the consolidated balance sheet as of February 29, 2020 for vested, unpaid Amber Road deferred compensation. Unvested future payments that are contingent upon the continuous employment of participating employees totaled $2.1 million at February 29, 2020.
Operating Leases — E2open leases its primary office space under non-cancelable operating leases with various expiration dates through August 2027. Rent expense for the years ended February 29, 2020 and February 28, 2019 was $8.4 million and $4.4 million, respectively. Future minimum lease payments under non-cancelable operating leases as of February 29, 2020 are as follows (in thousands):
Fiscal year ending:
2021	$7,990
2022	5,864
2023	4,040
2024	3,330
2025	2,306
Thereafter	1,679
Total minimum lease payments	$25,209
Several of the operating lease agreements require E2open to provide security deposits. As of February 29, 2020, and February 28, 2019, lease deposits totaled approximately $3.3 million and $1.3 million, respectively.

The deposits are generally refundable at the expiration of the lease, assuming all of E2open’s obligations under the lease agreement have been met. Deposits are included in other assets in the consolidated balance sheets.
Contingencies — From time to time, E2open is subject to contingencies that arise in the ordinary course of business. E2open records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. E2open does not currently believe the resolution of any such contingencies will have a material adverse effect upon E2open’s consolidated balance sheets, statements of comprehensive loss, or statements of cash flows.
Off-Balance Sheet Arrangements
We are responsible for reimbursement obligations on letters of credit in the aggregate face amount of $75.0 million issued under our revolving credit facility to support our operations. We do not have any other material off-balance sheet arrangements or contingent commitments. There was $15.0 million outstanding under the Revolving Credit Facility on February 29, 2020, which has subsequently been paid.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to E2open’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Our critical accounting policies are described below.
Revenue Recognition
Subscription revenue, which primarily consists of fees to provide customers access to our solution, is recognized ratably over the life of the contract. Typically, amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Transaction-related revenue is recognized as the transactions occur.
Professional services revenue is derived primarily from fees for enabling services, including solution consulting and solution deployment. These services are often sold in conjunction with the sale of E2open’s solutions. Company provides professional services primarily on a time and materials basis, but also on a fixed fee basis. Professional services revenue is recognized over time. For services that are contracted for at a fixed price, progress is generally measured based on labor hours incurred as a percentage of the total estimated hours required for complete satisfaction of the related performance obligations. For services that are contracted on at time and materials or prepaid basis, progress is generally based on actual labor hours expended. These input methods (e.g. hours incurred or expended) are considered a faithful depiction of E2open’s efforts to satisfy services contracts as they represent the performance obligation consumed by the customer and performed by E2open and therefore reflect the transfer of services to a customer under such contracts.
E2open enters into arrangements with multiple performance obligations, comprising of subscriptions and professional services. Arrangements with customers typically do not provide the customer with the right to take possession of the software supporting the on-demand solutions. E2open primarily accounts for subscription and professional services revenue as separate units of accounting and allocates revenue to each deliverable in an arrangement based on standalone selling price. E2open evaluates the standalone selling price for each element by considering prices E2open charges for similar offerings, size of the order and historical pricing practices.
Deferred revenue from subscriptions represents amounts collected from (or invoiced to) customers in advance of earning subscription revenue. Typically, we bill our annual subscription fees in advance of providing the service. Deferred revenue from professional services represents revenue for time and material contracts where the revenue is recognized when milestones are achieved and accepted by the customer for fixed price contracts.
Unit-Based Compensation
Unit-based compensation expense associated with awards to employees and directors is measured at the grant date based on the fair value of the awards that are expected to vest. For time based awards, the expense is recognized on a straight line basis over the requisite service period of the award, which is generally four years. For performance based awards, the expense is recognized when the performance obligation is probable of occurring. The fair value of options was estimated using the Black-Scholes option-pricing model, which is impacted by the following assumptions:
•
Expected Term — The Company estimated the expected term, using the simplified method due to limited exercise data, to be the period of time between the date of grant and the midpoint between option vesting and expiration.

•
Expected Volatility — As the Company’s shares are not actively traded, the volatility is based on a benchmark of comparable companies within the supply chain management software industry.

•
Expected Dividend Yield — The dividend rate used is zero as the Company has not paid any cash dividends to unit holders and does not anticipate doing so in the foreseeable future.

•
Risk-Free Interest Rate — The interest rates used are based on the implied yield available on constant maturity U.S. Treasury securities with a term equal to the expected term of the options.

•
Estimating the fair value of underlying units will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The grant date fair value of E2open common stock is typically determined by E2open’s board of directors with the assistance of management and a third-party valuation specialist. The grant date fair value of E2open membership units was determined using valuation methodologies which utilizes certain assumptions and weighting of factors, including an income based approach, a market based approach, and an assumption for a discount for lack of marketability. Application of these valuation methodologies involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding its expected future revenue, expenses, and cash flows, discount rates, market multiples, and the selection of comparable companies.
Option forfeitures are estimated based upon the Company’s historical performance. The estimate of forfeitures will be adjusted by the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through the cumulative catch-up adjustment in the period of change and will also affect the amount of unit-based compensation expense to be recognized in future periods. The Company did not have a material change in estimated forfeitures for the fiscal years ended February 29, 2020 and February 28, 2019.
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets of acquired entities. We perform a goodwill impairment test annually during the fourth quarter of the fiscal year and more frequently if an event or circumstance indicates that impairment may have occurred. Triggering events that may indicate a potential impairment include but are not limited to significant adverse changes in customer demand or business climate, obsolescence of acquired technology, and related competitive considerations.
We perform the goodwill impairment test in accordance with guidance issued by the Financial Accounting Standards Board (the “FASB”). The guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. We did not record any goodwill impairment charges for the fiscal years ended February 29, 2020 or February 28, 2019.
Income Taxes
E2open uses the asset and liability method for recording income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.
E2open accounts for uncertain tax positions by reporting a liability for unrecognizable tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. E2open recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
Recently Adopted and Issued Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in Note 2 to E2open’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. CCNB1 is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, the Company is expected to remain an emerging growth company at least through the end of the 2021 fiscal year and is expected to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.
Quantitative and Qualitative Disclosures about Market Risk
We have in the past and may in the future be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of our business. Currently, these risks are not material to our financial condition or results of operations, but they may be in the future.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases and our inability or failure to do so could potentially harm our business, financial condition, and results of operations.
Interest Rate Risk
We had significant debt commitments outstanding as of August 31, 2020. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk.

Foreign Currency Exchange Rate Risk
The functional currency of E2open’s foreign subsidiaries is generally the local currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the consolidated balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments resulting from the process of translating foreign currency financial statements into U.S. dollars are reported as a component of accumulated other comprehensive income (loss). Transaction gains and losses reflected in the functional currencies are charged to income including or expense at the time of the transaction.
Credit Risk
Financial instruments that potentially subject E2open to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. E2open deposits cash and cash equivalents with high-quality financial institutions. Accounts receivable are typically unsecured and are derived from sales of subscriptions and support, as well as professional services, principally to large creditworthy technology, industrial, consumer goods, pharmaceutical and energy companies. Credit risk is concentrated primarily in North America, Europe, and parts of Asia. E2open has historically experienced insignificant credit losses. E2open maintains allowances for estimated credit losses based on management’s assessment of the likelihood of collection.

EXECUTIVE COMPENSATION OF E2OPEN
Compensation of E2open’s Named Executive Officers
Throughout this section, unless otherwise noted, “E2open Holdings” refers to E2open Holdings LLC, and “E2open” refers to E2open Holdings and its consolidated subsidiaries and the “Board of Managers of E2open” refers to the Board of Managers of E2open and its predecessor.
The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of E2open’s executive officers during the fiscal year ended February 29, 2020. As an emerging growth company, E2open has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers. Throughout this proxy statement, these three officers are referred to as E2open’s “named executive officers.”
The compensation reported in this summary compensation table below is not necessarily indicative of how E2open will compensate its named executive officers in the future. E2open expects that it will continue to review, evaluate and modify its compensation framework as a result of becoming a publicly-traded company and E2open’ compensation program following the Closing could vary significantly from its historical practices.
Summary Compensation Table
Name and Principal Position	Fiscal Year(1)	Salary ($)(2)	Bonus ($)	Stock Awards ($)	Option Awards ($)(3)	Non Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael Farlekas	2020	398,713	—	—	—	380,000	8,250	786,963
President and Chief Executive Officer
Jarett J. Janik	2020	290,000	—	—	825,000	240,000	5,632	1,360,632
Chief Financial Officer
Peter Hantman	2020	332,000	—	—	—	325,000	8,250	665,250
Chief Operating Officer & Executive Vice President, Global Business Units

(1)
The Company’s fiscal year ends on February 28 (or February 29, as applicable).

(2)
Effective September 1, 2019, each of Messrs. Farlekas’, Janik’s and Hantman’s base salary was increased from $334,000, $314,000 and $280,000, respectively, to $380,000, $350,000 and $300,000, respectively. Mr. Farlekas’ base salary includes an incremental payment of $41,713 to account for his increased expenses for frequent travel on behalf of the company. E2open pays Mr. Farlekas this additional amount in regular installments in accordance with E2open’s regular payroll practices, and does not require that it be used towards any particular expense, or that Mr. Farlekas provide any documentation as to how the proceeds are used.

(3)
The amounts reported in this column reflect the aggregate grant date fair value of awards of time-vesting Class B Units of E2open granted to Mr. Janik during the fiscal year ended February 29, 2020, in accordance with FASB ASC 718. See note 16 to E2open’s consolidated financial statements as of and for the fiscal year ended February 29, 2020 for a discussion of the assumptions used in calculating the aggregate grant date fair value of the equity awards reported in this column. A Class B Unit represents an actual equity interest in E2open that is intended to qualify as “profits interests” for U.S. federal income tax purposes and designed to gain value only after those persons who hold Class A Units have reached a certain return, referred to as the “Participation Level” (as set forth in Mr. Janik’s Class B Unit award agreement). Despite the fact that profits interest awards, such as the Class B Units, do not require the payment of an exercise price or have an option expiration date, we believe that these profits interest awards are economically similar to stock options due to the fact that they have no value for tax purposes at the grant date and obtain value only as the price of the underlying security rises above its Participation Level, and as such, should be reported in the column to this table entitled “Option Awards.” For details regarding the vesting conditions of these equity awards, see “Outstanding Equity Awards at Fiscal Year-End” table below.
(4)
The amounts reported as earned in this column represent the bonuses earned with respect to fiscal year ended February 29, 2020 by each named executive officer pursuant to the Executive Bonus Plan. These amounts were paid in May 2020. For additional information, please see “— Narrative to Summary Compensation Table — Executive Bonus Plan” below.

(5)
The amounts reported as earned by each executive in this column represents matching contributions paid on behalf of each of executive officer under our 401(k) plan.

Narrative to Summary Compensation Table
Executive Employment Agreements
Certain of the compensation paid to E2open’s named executive officers reflected in the summary compensation table was provided pursuant to employment agreements with E2open Holdings or one of its subsidiaries, which are summarized below. For a discussion of the severance pay and other benefits to be provided to E2open’s named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of E2open’s named executive officers, please see “— Potential Payments Upon Termination or Change in Control” below.
Each of Messrs. Farlekas, Janik, and Hantman is a party to an employment agreement memorializing the terms of the executive’s employment with E2open, in each case, which provides for an indefinite term. Effective September 1, 2019, each of Messrs. Farlekas’, Janik’s and Hantman’s base salary was increased from $334,000, $314,000 and $280,000, respectively, to $380,000, $350,000 and $300,000, respectively. Mr. Farlekas also receives an annual payment, currently $41,713, to account for his increased expenses for frequent travel on behalf of the company. E2open pays Mr. Farlekas this additional payment in regular installments in accordance with E2open’s regular payroll practices, and does not require that it be used towards any particular expense, or that Mr. Farlekas provide any documentation as to how the proceeds are used. In addition, for each of fiscal year ended February 29, 2020 and fiscal year ending February 28, 2021, each of Messrs. Farlekas, Janik and Hantman was and is eligible to earn a target annual bonus of $380,000, $325,000 and $240,000, respectively, subject to the executive’s continued employment through the applicable payment date. Each executive is also a party to E2open’s standard Proprietary Information Agreement, which subjects him to an indefinite confidentiality provision, an inventions assignment provision, and a 12 month post-termination non-solicit of E2open’s employees and, for Messrs. Farlekas and Janik, customers. Mr. Farlekas is also subject to a nine-month post-termination non-compete.
Executive Bonus Plan
Bonuses payable to E2open’s named executive officers in respect of service during the fiscal year ended February 29, 2020 were paid in May 2020 and were determined based on the achievement of the following performance criteria: company recurring revenue, gross margin percentage, EBITDA and individual performance objectives, each, as established by the Board of Managers of E2open Holdings and given a weighting of 45%, 10%, 25% and 20%, respectively. Executive bonus payments are generally subject to the executive remaining employed with E2open through the payment date. For the fiscal year ended February 29, 2020, based on the actual level of achievement of our operating and personal performance objectives, the bonus for each executive was funded at 100%, resulting in a payout to each of Messrs. Farlekas, Janik and Hantman of $380,000, $325,000 and $240,000, respectively.
Class B Units
E2open Holdings has a unit-based compensation program that authorizes, at the discretion of the Board of Managers of E2open or a committee thereof the issuance of non-vested restricted Class B Units. For a discussion of the Class B Unit program and the treatment of such awards in connection with the

Business Combination, see “Shareholder Proposal 2: The Business Combination Proposal—Consideration to be Received in the Business Combination”. Each of the Class B Units held by E2open’s named executive officers as of the last day of fiscal year ended February 29, 2020 is set forth in the “Outstanding Equity Awards at Fiscal Year-End” table below.
On March 1, 2019, the Compensation Committee of the Board of Managers E2open granted Class B Units to Mr. Janik, 25% of which vest on the first anniversary of the vesting commencement date, with the remainder vesting in equal quarterly installments thereafter. In addition, the Class B Units granted to Mr. Janik in 2019 provide that if his employment is terminated by E2open Holdings without cause during the one-year period following a “Sale Transaction” (as defined in E2open Holdings’ option plan), 50% of the then-unvested Class B Units will vest. The vesting schedule for the Class B Units previously granted to Mr. Janik on May 1, 2018 was simultaneously amended to provide that 100% of the then-unvested Class B Units will vest if his employment is terminated by E2open Holdings without cause following a Sale Transaction.
Health and Welfare Plans.   E2open’s named executive officers are eligible to participate in its employee benefit plans, including its medical, dental, vision, life, disability, health and dependent care flexible spending accounts, health savings account and accidental death and dismemberment benefit plans, in each case on the same basis as all of its other employees.
Retirement Plan.   E2open sponsors a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including the named executive officers. No minimum benefit is provided under the plan. An employee is 100% vested in his or her pre-tax deferrals when contributed. E2open will match 50% of the first 6% of compensation contributed to the 401(k) plan during each calendar year. E2open’s matching contribution is made in February of the year following the year to which the match relates, and each participant is immediately vested in the matching contribution. Participants must be employed with E2open on December 31st of the applicable plan year to receive the matching contribution.
Outstanding Equity-Based Awards at Fiscal Year-End
The following table sets forth outstanding Class B Unit awards held by each of E2open’s named executive officers as of February 29, 2020, the last day of E2open’s 2020 fiscal year.
			Option Awards(1)
Name	Grant Date	Participation Level ($)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Number of Securities Underlying Unexercised Options Exercisable(2) (#)	Option Expiration Date ($)
Michael Farlekas	November 27, 2017(2)	1.57	3,258,913	4,190,031	N/A
	May 5, 2017(2)	1.33	368,696	474,038	N/A
	August 10, 2015(2)	1.00	476,845	613,087	N/A
	August 10, 2015(3)	1.00	1,307,386	—	N/A
Jarett Janik	May 1, 2019(2)	1.65	500,000	—	N/A
	May 1, 2018(2)	1.57	668,636	520,050	N/A
Peter Hantman	November 27, 2017(2)	1.57	1,229,922	1,581,328	N/A
	May 5, 2017(2)	1.33	138,992	178,703	N/A
	February 29, 2016(2)	1.00	374,213	481,131	N/A
	February 29, 2016(3)	1.00	130,739	—	N/A

(1)
Despite the fact that profits interest awards, such as the Class B Units, do not require the payment of an exercise price or have an option expiration date, we believe that these profits interest awards are economically similar to stock options or stock appreciation rights due to the fact that they have no intrinsic value at the grant date and obtain value only as the value of the underlying security appreciates above the applicable Participation Level, and as such, should be reported in this table as an “Option”

award as an instrument with “option-like features.” Awards reflected as “Unexercisable” are Class B Units that have not yet vested. Awards reflected as “Exercisable” are Class B Units that have vested, but remain outstanding.
(2)
Class B Units vest over a four-year period, with 25% vesting on the first anniversary of the applicable vesting commencement date, and the remainder vesting in equal quarterly installments thereafter. The vesting commencement date for the grants of Class B Units made to Mr. Farlekas on each of August 10, 2015, May 5, 2017 and November 27, 2017 is October 31, 2017; provided, that, upon any termination of Mr. Farlekas’ employment by E2open without cause or by Mr. Farlekas with good reason (as defined in the applicable award agreement), the vesting commencement date will be August 1, 2015 for the Class B Units granted on August 10, 2015 and December 31, 2016 for the Class B Units granted on May 5, 2017. The vesting commencement date for the grants of Class B Units made to Mr. Hantman on each of February 29, 2017, May 5, 2017 and November 27, 2017 is October 31, 2017; provided, that, upon any termination of Mr. Hantman’s employment by E2open without cause or by Mr. Hantman with good reason (as defined in the applicable award agreement), the vesting commencement date will be March 26, 2015 for the Class B Units granted on February 29, 2016 and December 31, 2016 for the Class B Units granted on May 5, 2017. The vesting commencement dates for each of Mr. Janik’s grants are the same as the applicable grant date. All of the Class B Units will become vested in connection with our Business Combination.

(3)
Class B Units vest if in connection with a Sale Transaction the investment funds managed by or affiliated with Insight Venture Management, LLC or its affiliates that are members of E2open achieve a 2.5x multiple of investment. All of the Class B Units will become vested in connection with our Business Combination.

Potential Payments Upon Termination or Change in Control
The following summaries describe the potential payments and benefits that E2open would provide to its named executive officers in connection with a termination of employment and/or a change in control, in each case, as of February 29, 2020, the last day of E2open’s 2020 fiscal year.
Severance Benefits
Other than as set forth below, E2open did not offer or have in place for its named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than E2open’s contributory defined contribution plan discussed above under “— Narrative to Summary Compensation Table — Retirement Plan”) as of February 29, 2020.
Michael Farlekas.   Pursuant to Mr. Farlekas’ employment agreement, if Mr. Farlekas’ employment is terminated by E2open (other than for cause (as defined in his employment agreement), or as a result of his death or permanent disability), subject to Mr. Farlekas’ execution and non-revocation of a general release of claims in favor of E2open and its affiliates, Mr. Farlekas is entitled to (i) continued payment of his base salary and (ii) an additional monthly amount equal to $1,900 for healthcare expenses, in each case, for nine months following the date of such termination, provided that the healthcare stipend will cease earlier if Mr. Farlekas becomes eligible to receive healthcare coverage from a subsequent employer.
Jarett Janik.   Pursuant to Mr. Janik’s employment agreement, if Mr. Janik’s employment is terminated by E2open (other than for cause (as defined in his employment agreement) or as a result of his death or permanent disability), subject to Mr. Janik’s execution and non-revocation of a general release of claims in favor of E2open and its affiliates, Mr. Janik is entitled to continued payment of his base salary for six months following such date of termination.
Peter Hantman.   Pursuant to Mr. Hantman’s employment agreement, if Mr. Hantman’s employment is terminated by E2open (other than for cause (as defined in his employment agreement) or as a result of his death or permanent disability), subject to Mr. Hantman’s execution and non-revocation of a general release of claims in favor of E2open and its affiliates, Mr. Hantman is entitled to the sum of (a) 50% of his then-current base salary and (b) 50% of his target annual bonus for the fiscal year in which the termination occurs, paid in equal installments over six months following such date of termination.

Class B Units
In the event of a Sale Transaction, 100% of the Class B Units granted to Mr. Farlekas will immediately vest upon the occurrence of such event, subject to his continued employment with E2open through such date; provided, that, with respect to any exit-vesting Class B Units, the investment funds managed by or affiliated with Insight Venture Management, LLC, or the “Insight investors”, achieve at least a 2.5x multiple of investment. Mr. Hantman also holds exit-vesting Class B Units that vest on a Sale Transaction if the Insight investors achieve at least a 2.5x multiple of investment.
In addition, the Class B Units granted to Messrs. Janik and Hantman provide that if the executive’s employment is terminated by E2open Holdings without cause during the one-year period following a Sale Transaction, (i) 100% of all of Mr. Hantman’s then-unvested Class B Units and the then unvested Class B Units granted to Mr. Janik in 2018 will vest and (ii) 50% of Mr. Janik’s then-unvested Class B Units subject to the grant made to him on May 1, 2019 grant will vest.
Director Compensation
For the fiscal year ended February 29, 2020, members of the Board of Managers of E2open received no compensation for services rendered. Except as set forth below regarding Betsy Atkins’ Class B Units, E2open Holdings currently has no other formal arrangements under which its directors receive compensation for services to its Board of Managers of E2open or its committee.
As of February 29, 2020, Ms. Atkins held 501,058 unvested Class B Units, that would vest upon the occurrence of a Sale Transaction (as defined in E2open Holdings’ option plan) if the Insight investors achieve a 2.5x multiple of investment in connection with such Sale Transaction. Ms. Atkins also held 1,002,115 vested Class B Units, which were granted to her in connection with her appointment to the Board of Managers of E2open Holdings.
Compensation of Executive Officers and Directors after the Business Combination
See “Management of the Company Following the Business Combination” for information about the individuals who will serve CCNB1’s executive officers and directors following the Business Combination.
No determinations regarding the compensation arrangements that will govern following the Closing for CCNB1’s directors or executive officers have been made.
In connection with the Business Combination, the Company will adopt a new board of directors compensation program which is designed to provide competitive compensation necessary to attract and retain quality non-employee directors and to encourage ownership of Class A common stock to further align their interests with those of our stockholders. The new program will provide the following compensation for non-employee directors following the Closing:
•
An annual cash retainer of $75,000;

•
An annual cash retainer of $100,000 for the chair of the board of directors, $20,000 for the chair of the audit committee, $15,000 for the chair of the compensation committee and $10,000 for the chair of the nominating & governance committee; and

•
An equity retainer with a value of $175,000 upon such director’s election to office, payable in the form of restricted stock units, granted in connection with each annual stockholders meeting that vests on the one-year anniversary of the date of grant.

All cash retainers will be payable quarterly in arrears.
Stock Incentive Plan
See “Shareholder Proposal 3: The Equity Incentive Plan Proposal” for a description of the Equity Incentive Plan to be adopted at the Closing, subject to stockholder approval.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION
Throughout this section, unless otherwise noted, “E2open” refers to E2open Holdings, LLC and the “Board of Managers of E2open” refers to the Board of Managers of E2open and its predecessors.
The Company Board following the Business Combination is expected to be comprised of the following six directors: Chinh E. Chu, Eva F. Huston, Stephen C. Daffron, Ryan M. Hinkle, Timothy I. Maudlin and Michael A. Farlekas.
Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.
Currently, E2open’s management team is comprised of the following individuals and will remain unchanged following the Business Combination:
Name	Age	Position(s)
Michael A. Farlekas	55	President & Chief Executive Officer
Peter R. Hantman	53	Chief Operating Officer & Executive Vice President, Global Business Units
Jarett J. Janik	52	Chief Financial Officer
Deepa L. Kurian	43	Chief Accounting Officer
Laura L. Fese	57	Executive Vice President & General Counsel
The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors following the completion of the Business Combination.
Name	Age	Position(s)
Chinh E. Chu	54	Director
Eva F. Huston	50	Director
Stephen C. Daffron	64	Director
Ryan M. Hinkle	39	Director
Timothy I. Maudlin	70	Director
Michael A. Farlekas	55	President & Chief Executive Officer; Director
Officers, Directors and Key Employees
For biographical information about Chinh E. Chu and Eva F. Huston, see “Directors, Officers, Executive Compensation and Corporate Governance of CCNB1 prior to the Business Combination.”
Dr. Stephen C. Daffron, 64, has agreed to serve on our board of directors. Dr. Daffron is currently the President of Dun & Bradstreet Holdings, Inc. (NYSE: DNB). Dr. Daffron is a Co-Founder and Industry Partner of Motive Partners, a private equity firm focused on technology-enabled companies that power the financial services industry founded in January 2016. Prior to joining Motive Partners, Dr. Daffron served as President and Chief Executive Officer of Interactive Data Holdings Corporation from September 2013 until its acquisition by Intercontinental Exchange, Inc. in January 2016. Prior to that, Dr. Daffron served as Global Head of Operations and Technology for Morgan Stanley & Co. LLC. Prior to that role, Dr. Daffron spent more than two decades on Wall Street holding senior leadership positions at Renaissance Technologies Corp., Citigroup Inc. and Goldman, Sachs & Co. Prior to his career in finance, Dr. Daffron served as an Associate Professor at the United States Military Academy at West Point, and in various command and staff positions in the U.S. Army around the world.
The Company believes Dr. Daffron's significant executive leadership experience, including of publicly traded companies, and expertise with data and analytics as President of Dun & Bradstreet and former CEO of Interactive Data Corporation qualify him to serve as a Director of the Company.

Ryan M. Hinkle, 39, has agreed to serve on our board of directors. Mr. Hinkle has served as a member of the Board of Managers of E2open since March 2015. Mr. Hinkle is a Managing Director of Insight Partners, a venture capital and private equity firm where he has worked since 2003. Mr. Hinkle currently serves on the board of Pluralsight, Inc., an online technology skills platform, as well as numerous private companies. Mr. Hinkle holds a Bachelor of Science in Engineering degree in electrical engineering from the University of Pennsylvania and a Bachelor of Science degree in finance from the University of Pennsylvania.
Mr. Hinkle's qualifications to serve on our board of directors include: his experience in the private equity and venture capital industry analyzing and investing in technology companies, his extensive knowledge of the E2open business gained while serving on the E2open board of managers since March 2015, his perspective as a representative of E2open's largest equity holder since 2015 and, following the Business Combination, one of our largest stockholders, and his experience serving as a director for various private and public technology companies.
Timothy I. Maudlin, 70, has agreed to serve on our board of directors. From January 1989 to December 2007, Mr. Maudlin served as the Managing General partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin also served as a Principal and the Chief Financial Officer of Venturi Group, LLC, an incubator and venture capital firm, from 1999 to October 2001. Mr. Maudlin currently serves on the boards of Pluralsight, Inc., an online technology skills platform, and Alteryx, Inc., an analytic process automation platform, as well as several private companies. Mr. Maudlin previously served on the boards of ExactTarget, Inc. from May 2008 to July 2013, MediaMind Technologies, Inc. from August 2008 to June 2011, Sucampo Pharmaceuticals, Inc. from September 2006 to February 2013 and Web.com Group, Inc. from February 2002 to October 2018. Mr. Maudlin holds a Masters in Management degree with a concentration in Accounting, Finance, and Management from the Kellogg School of Management at Northwestern University and a Bachelor of Arts degree in economics from St. Olaf College, and is trained as a Certified Public Accountant (inactive).
Mr. Maudlin's qualifications to serve on our board of directors include: his extensive financial and accounting experience, the insights he has gained from his experience in the venture capital industry, and his extensive experience serving as a director for numerous public and private technology companies.
Michael A. Farlekas, 55, serves as President and Chief Executive Officer of E2open, having served in this role since May 2015. Mr. Farlekas has also been a member of the Board of Managers of E2open since August 2015. Prior to joining E2open, Mr. Farlekas served as Vice President and General Manager of Roadnet Technologies (now known as Omnitracs) from 2012 through 2014. Prior to that, Mr. Farlekas spent 11 years at RedPrairie (now known as Blue Yonder Software) in various roles including Senior Vice President and General Manager, Industrial Business Unit and Vice President, Industrial Sales. Previously, Mr. Farlekas held leadership roles at GATX Terminal Corp. (now Kinder Morgan) and, before that, CSX Transportation. Mr. Farlekas holds a Master of Business Administration with a concentration in International Business from Jacksonville University and a Bachelor of Science degree in mechanical engineering from Fairleigh Dickinson University.
Mr. Farlekas’s qualifications to serve on our board of directors include: the industry perspective and experience that he brings as our Chief Executive Officer, a position he has held since 2015, the thorough knowledge of the supply chain logistics market, and the deep understanding of E2open that he brings to the strategical imperatives of our board of directors, tactical execution to support such strategic imperatives and overall policy‑making discussions.
Peter R. Hantman, 53, serves as Chief Operating Officer and Executive Vice President, Global Business Units of E2open, having served in this role since March 2018. Previously, Mr. Hantman served as Chief Financial Officer of E2open from March 2016 to February 2018, as Senior Vice President, Global Customer Solutions of E2open from January 2014 to February 2016, and as Vice President, General Manager of E2open from January 2010 to December 2014. Prior to joining E2open, Mr. Hantman served as Senior Vice President of Global Service Delivery at IQNavigator from July 2009 to December 2010. Prior to that, Mr. Hantman served as Chief Executive Officer of Bankers Title and Chief Operating Officer of Alpine Access, Inc. and has held senior financial and operational management positions for Ryder Truck Rental, Budget Truck Group and Harima USA. Mr. Hantman holds a Master of Business Administration with honors from Harvard Business School and a Bachelor of Science degree in corporate finance from the University of Colorado, Boulder.
Jarett J. Janik, 52, serves as Chief Financial Officer of E2open, having served in this role since April 2018. Prior to joining E2open, Mr. Janik served as Interim Chief Operating Officer and Interim Chief Financial Officer of One Network from October 2017 through March 2018. Prior to that, Mr. Janik served as the Chief Financial Officer of Forterro from May 2014 through June 2016 before taking a sabbatical from July 2016 through September 2017. Previously, Mr. Janik served as Chief Financial Officer of Allegro and held various executive and senior finance positions for Infor, Certegy and Netzee, Inc. Mr. Janik holds a Master of Business Administration with a concentration in Finance from the University of Denver and a Bachelor of Science degree in business administration and tourism management from the University of Denver.
Deepa L. Kurian, 43, serves as Chief Accounting Officer of E2open, having served in this role since July 2019. Previously, Ms. Kurian served as Corporate Controller of E2open from March 2016 to July 2019 and as Assistant Controller of E2open from September 2015 to February 2016. Prior to joining E2open, Ms. Kurian served as Director of Corporate Accounting (and other Corporate Accounting roles) for BMC Software from September 2005 to September 2015. Prior to that, Ms. Kurian served as the Lead of Financial Reporting of Invesco from 2002 through 2005. Ms. Kurian began her career as an auditor with the accounting firm Arthur Andersen LLP. Ms. Kurian holds a Bachelor of Business Administration degree in accounting from the University of Houston and is a Certified Public Accountant.
Laura L. Fese, 57, serves as Executive Vice President and General Counsel of E2open, having served in this role since April 2017. Prior to joining E2open, Ms. Fese served as General Counsel of Iptor Supply Chain Systems from April 2013 to April 2017. Prior to that, Ms. Fese served as the Executive Vice President and Chief Legal Officer of RedPrairie (now known as Blue Yonder Software) from July 2008 to January 2013. Previously, Ms. Fese served as corporate counsel for Catalyst International and as an Assistant State’s Attorney for Cook County, Illinois. Ms. Fese holds a Doctor of Law from the John Marshall Law School and a Bachelor of Arts degree in political science from Illinois State University.
Board Composition
The Company’s business affairs will be managed under the direction of the Company Board. The Company Board will consist of six members, divided into three classes of staggered three-year terms.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement,” the Company will enter into the Investor Rights Agreement with the Insight Blocker Owners, the Insight Member, one or more entities beneficially owning 100% of the outstanding membership interests of the Elliott Eagle Blocker in the aggregate (it being understood that such entities will either be the Elliott Blocker Owners or Affiliates thereof) (the “Elliott Equityholders”), the PDI Blocker Owners and an affiliate of Performance Equity Management that is a Flow-Through Seller, the Sponsor, the Founder Holders and CCNB1 Independent Directors (each as defined therein). Pursuant to the Investor Rights Agreement, the Insight Member will have the right to nominate the IVP Directors to the Company Board and CC Capital, on behalf of the Sponsor, will have the right to nominate the Sponsor Directors to the Company Board, in each case, for so long as such entity and their respective affiliates beneficially own certain specified percentages of the economic interests in the Company and E2open. The Chief Executive Officer of the Company will be designated as the final member of the Company Board.
Pursuant to the Investor Rights Agreement, CC Capital and the Insight Member agree that the initial Company Board upon the completion of the Business Combination will be the following six individuals: Chinh E. Chu, Eva F. Huston, Stephen C. Daffron, Ryan M. Hinkle, Timothy I. Maudlin and Michael A. Farlekas. In the event that any of the nine individuals are unable or unwilling to serve as a director upon the Closing, such individual’s replacement will be designated as set forth in the Investor Rights Agreement.
The Company Board will be divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:
•
the Class I directors will be Eva F. Huston and Stephen C. Daffron;

•
the Class II directors will be Ryan M. Hinkle and Timothy I. Maudlin; and

•
the Class III directors will be Chinh E. Chu and Michael A. Farlekas.

Committee Appointments
There will be three standing committees of the Company Board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. It is expected that the following appointments will be made: Audit Committee: Timothy I. Maudlin and Eva F. Huston; Compensation Committee: Chinh E. Chu, Ryan M. Hinkle and Eva F. Huston; and Nominating and Corporate Governance Committee: Stephen C. Daffron, Ryan M. Hinkle and Timothy I. Maudlin. All of the anticipated committee nominees are “independent” under the listing standards of NYSE.
Director Independence
In connection with the Business Combination, the Company’s Class A common stock will be listed on NYSE. Under the rules of NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of NYSE. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of NYSE.
In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of NYSE, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of NYSE, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.
The Company Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Company anticipates that Chinh E. Chu, Eva F. Huston, Stephen C. Daffron, Ryan M. Hinkle and Timothy I. Maudlin will be considered “independent directors” as defined under the listing requirements and rules of NYSE and the applicable rules of the Exchange Act.
Board Leadership Structure
The Company believes that the structure of the Company Board and its committees will provide strong overall management of the Company.
Committees of the Company Board
The Company Board will have an audit committee, compensation committee, and nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Company Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Company Board.

Audit Committee
Timothy I. Maudlin and Eva F. Huston will serve as members of our Audit Committee. Under the NYSE listing standards and applicable SEC rules, all the directors on the Audit Committee must be independent; our board of directors has determined that each of Timothy I. Maudlin and Eva F. Huston are independent under the NYSE listing standards and applicable SEC rules. Timothy I. Maudlin will serve as the Chairman of the Audit Committee. Each member of the Audit Committee is financially literate and our board of directors has determined that Timothy I. Maudlin and Eva F. Huston qualify as an “audit committee financial expert” as defined in applicable SEC rules. The Company’s Audit Committee will be responsible for, among other things:
•
selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

•
helping to ensure the independence and performance of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the Company’s interim and year-end financial statements;

•
developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•
reviewing and overseeing the Company’s policies on risk assessment and risk management, including enterprise risk management;

•
reviewing the adequacy and effectiveness of internal control policies and procedures and the Company’s disclosure controls and procedures; and

•
approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Company Board will adopt a written charter for the Audit Committee which will be available on the Company’s website upon the completion of the Business Combination.
Compensation Committee
Chinh E. Chu, Ryan M. Hinkle and Eva F. Huston will serve as members of our Compensation Committee. Under the NYSE listing standards, we are required to have a Compensation Committee composed entirely of independent directors; our Board of Directors has determined that each of Chinh E. Chu, Ryan M. Hinkle and Eva F. Huston are independent. Chinh E. Chu will serve as Chairman of the Compensation Committee. The Company’s Compensation Committee will be responsible for, among other things:
•
reviewing, approving and determining the compensation of the Company’s officers and key employees;

•
reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Company Board or any committee thereof;

•
administering the Company’s equity compensation plans;

•
reviewing, approving and making recommendations to the Company Board regarding incentive compensation and equity compensation plans; and

•
establishing and reviewing general policies relating to compensation and benefits of the Company’s employees.

The Company Board will adopt a written charter for the Compensation Committee, which will be available on its website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee
Stephen C. Daffron, Ryan M. Hinkle and Timothy I. Maudlin will serve as members of our Nominating and Corporate Governance Committee. Under the NYSE listing standards, we are required to have a nominating and corporate governance committee composed entirely of independent directors; our Board of Directors has determined that each of Stephen C. Daffron, Ryan M. Hinkle and Timothy I. Maudlin are independent. Stephen C. Daffron will serve as Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:
•
identifying, evaluating and selecting, or making recommendations to the Company Board regarding, nominees for election to the Company Board and its committees;

•
evaluating the performance of the Company Board and of individual directors;

•
considering, and making recommendations to the Company Board regarding the composition of the Company Board and its committees;

•
reviewing developments in corporate governance practices;

•
evaluating the adequacy of the corporate governance practices and reporting;

•
reviewing related person transactions; and

•
developing, and making recommendations to the Company Board regarding, corporate governance guidelines and matters.

The Company Board will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on its website upon the completion of the Business Combination.
Code of Conduct and Ethics
Following the Business Combination, the Company intends to post its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner required by applicable rules or regulations of the SEC or securities exchange.
Compensation Committee Interlocks and Insider Participation
None of the Company’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Company Board.
Related Person Policy of the Company
The Company will adopt a formal written policy that will be effective upon the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s voting securities, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s Nominating and Corporate Governance Committee, subject to the exceptions described below.
A related person transaction is generally a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy.
Under the policy, the Company will collect information that the Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable the Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
The policy will require that, in determining whether to approve, ratify or reject a related person transaction, the Company’s Audit Committee, or other independent body of the Company Board, must consider, in light of known circumstances, whether the transaction is in. or is not inconsistent with, the Company’s best interests and those of the Company’s stockholders, as the Company’s Audit Committee, or other independent body of the Company Board, determines in the good faith exercise of its discretion.
The Company’s Audit Committee has determined that certain transactions will not require the approval of the Audit Committee including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis and transactions available to all employees generally.
SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Company common stock or Company warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Company common stock shares or Company warrants for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
l% of the total number of Company common stock then outstanding (as of the date of this proxy statement/prospectus, CCNB1 has 56,750,000 ordinary shares outstanding); or

•
the average weekly reported trading volume of the Company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Class B ordinary shares pursuant to Rule 144 without registration one year after CCNB1 has completed its initial business combination.
CCNB1 anticipates that following the completion of the Business Combination, the Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Registration Rights
See the section entitled “Description of the Company Securities — Registration Rights” above.
STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The Company’s proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Company’s proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Company Board, (ii) otherwise properly brought before such meeting by or at the direction of the Company Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in the Company’s proposed Bylaws. To be timely for the Company’s annual meeting of stockholders, the Company’s secretary must receive the written notice at the Company’s principal executive offices:
•
not earlier than the 120th day; and

•
not later than the 90th day

before the one-year anniversary of the preceding year’s annual meeting of stockholders.
In the event that no annual meeting of stockholders was held in the previous year or the Company holds its annual meeting of stockholders more than 30 days before or more than 70 days following after the one-year anniversary of a preceding year’s annual meeting of stockholders, notice of a stockholder proposal must be received no later than the 10th day following the day on which the public announcement of such date was first made.
Accordingly, for the Company’s 2021 annual meeting of stockholders, assuming the meeting is held on February 2, 2022, notice of a nomination or proposal must be delivered to the Company no later than November 4, 2021, and no earlier than October 5, 2021. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Chairperson of the Company Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8 must be received at our principal office on or before, and must comply with Rule 14a-8.
Stockholder Director Nominees
The Company’s proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Company’s proposed Bylaws. In addition, the stockholder must give timely notice to the Company’s secretary in accordance with the Company’s proposed Bylaws, which, in general, require that the notice be received by the Company’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.
APPRAISAL RIGHTS
None of CCNB1’s shareholders have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the CCNB1 Board, any committee chairperson or the non-management directors as a group by writing to the CCNB1 Board or committee chairperson at CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, New York 10166 (if sent before the Business Combination) or with the Company Board or any committee chairperson or the non-management directors as a group, to E2open Parent Holdings, Inc., 9600 Great Hills Trail, Suite 300E Austin, TX 78759 (if sent after the Business Combination). Each communication will be forwarded, depending on the subject matter, to the applicable board, the appropriate committee chairperson or all non-management directors.
LEGAL MATTERS
Kirkland & Ellis LLP, New York, NY, has passed upon the validity of the securities of the Company offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/ prospectus.
EXPERTS
The balance sheet of CCNB1 as of June 30, 2020 and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from January 14, 2020 (inception) through June 30, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of E2open Holdings, LLC as of February 29, 2020 and February 28, 2019 and for each of the two years in the period ended February 29, 2020, included in this proxy statement /prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Amber Road, Inc. as of December 31, 2018 and 2017, and for each of the years in the three‑year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 consolidated financial statements refers to a change in the method of accounting for revenue from contracts with customers due to the adoption of Accounting Standards Codification Topic 606 – Revenue from Contracts with Customers.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, CCNB1 and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of CCNB1’s annual report to shareholders and CCNB1’s proxy statement/prospectus. Upon written or oral request. CCNB1 will deliver a separate copy of the annual report to shareholder and/or proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that CCNB1 deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that CCNB1 deliver single copies of such documents in the future. Shareholders may notify CCNB1 of their requests by calling or writing CCNB1 at 200 Park Avenue, 58th Floor, New York, New York 10166 (if before the Business Combination) or (if after the Business Combination).
TRANSFER AGENT
The transfer agent for CCNB1’s securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS
The CCNB1 Board is aware of no other matter that may be brought before the Shareholders Meeting. If any matter other than the Shareholder Proposals or related matters should properly come before such meetings, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.
Under the laws of the Cayman Islands, only business stated in the notice of an extraordinary general meeting may be transacted at such meeting.
ENFORCEABILITY OF CIVIL LIABILITY
CCNB1 is a Cayman Islands exempted company. If CCNB1 does not change its jurisdiction of incorporation from the Cayman Islands to Delaware effecting the Domestication, you may have difficulty serving legal process within the United States upon CCNB1. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against CCNB1 in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, CCNB1 may be served with process in the United States with respect to actions against CCNB1 arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of CCNB1’s securities by serving CCNB1’s U.S. agent irrevocably appointed for that purpose.
WHERE YOU CAN FIND MORE INFORMATION
CCNB1 files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by CCNB1 with the SEC at the SEC web site, which contains reports, proxy statements and other information, at: http://www.sec.gov.
This proxy statement/prospectus is available without charge to shareholders of CCNB1 upon written or oral request. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Shareholders Meeting, you should contact CCNB1 in writing at CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, New York 10166 or by telephone at (212) 355-5515.
If you have questions about the Proposals or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing PCPL.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meetings, or no later than January 26, 2021.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.
All information contained in this document relating to CCNB1 has been supplied by CCNB1 and all such information relating to E2open has been supplied by the Blockers. Information provided by CCNB1 or E2open does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS
Audited Financial Statements of CC Neuberger Principal Holdings I
Unaudited Condensed Financial Statements of CC Neuberger Principal Holdings I
Unaudited Condensed Balance Sheet as of September 30, 2020	F-24
Unaudited Condensed Statements of Operations for the three months ended September 30, 2020 and for the period from January 14, 2020 (inception) through September 30, 2020	F-25
Unaudited Condensed Statement of Changes in Shareholders’ Equity for the period from January 14, 2020 (inception) through September 30, 2020	F-26
Unaudited Condensed Statement of Cash Flows for the period from January 14, 2020 (inception) through September 30, 2020	F-27
Notes to Unaudited Condensed Financial Statements	F-28
Unaudited Interim Consolidated Financial Statements of E2open Holdings, LLC
Audited Consolidated Financial Statements of E2open Holdings, LLC

Unaudited Interim Consolidated Financial Statements of Amber Road, Inc. and Subsidiaries
Audited Consolidated Financial Statements of Amber Road, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
CC Neuberger Principal Holdings I
Opinion on the Financial Statement
We have audited the accompanying balance sheet of CC Neuberger Principal Holdings I (the “Company”) as of June 30, 2020, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from January 14, 2020 (inception) through June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period from January 14, 2020 (inception) through June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
November 6, 2020

CC NEUBERGER PRINCIPAL HOLDINGS I

CC NEUBERGER PRINCIPAL HOLDINGS I
BALANCE SHEET
JUNE 30, 2020
Assets
Current assets:
Cash	$1,643,079
Prepaid expenses	465,063
Total current assets	2,108,142
Investments in money market funds held in Trust Account	414,028,653
Total Assets	$416,136,795
Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$217,145
Accounts payable	872,438
Total current liabilities	1,089,583
Deferred legal fees	947,087
Deferred underwriting commissions	14,490,000
Total Liabilities	16,526,670
Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 39,461,012 shares subject to possible redemption at $10.00 per share	394,610,120
Shareholders’ Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 1,938,988 shares issued and outstanding (excluding 39,461,012 and shares subject to possible redemption)	194
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 15,350,000 shares issued and outstanding	1,535
Additional paid-in capital	5,164,919
Accumulated deficit	(166,643)
Total Shareholders’ Equity	5,000,005
Total Liabilities and Shareholders’ Equity	$416,136,795
The accompanying notes are an integral part of these financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
STATEMENT OF OPERATIONS
For the period from January 14, 2020 (inception) through June 30, 2020
General and administrative expenses	$195,296
Loss from operations	(195,296)
Investment income on Trust Account	28,653
Net loss	$(166,643)
Weighted average shares outstanding of Class A ordinary shares	41,400,000
Basic and diluted net income per share, Class A	$0.00
Weighted average shares outstanding of Class B ordinary shares	15,350,000
Basic and diluted net loss per share, Class B	$(0.01)
The accompanying notes are an integral part of these financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	For the period from January 14, 2020 (inception) through June 30, 2020
	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 14, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	15,350,000	1,535	23,465	—	25,000
Sale of units in initial public offering, gross	41,400,000	4,140	—	—	413,995,860	—	414,000,000
Offering costs	—	—	—	—	(24,528,232)	—	(24,528,232)
Sale of private placement warrants to Sponsor	—	—	—	—	10,280,000	—	10,280,000
Shares subject to possible redemption	(39,461,012)	(3,946)	—	—	(394,606,174)	—	(394,610,120)
Net loss	—	—	—	—	—	(166,643)	(143,866)
Balance – June 30, 2020	1,938,988	$194	15,350,000	$1,535	$5,164,919	$(166,643)	$5,000,005

The accompanying notes are an integral part of these financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
STATEMENT OF CASH FLOWS
For the period from January 14, 2020 (inception) through June 30, 2020
Cash Flows from Operating Activities:
Net loss	$(166,643)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor pursuant to note payable	8,867
Investment income on Trust Account	(28,653)
Changes in operating assets and liabilities:
Prepaid expenses	(25,063)
Accrued expenses	51,001
Accounts payable	3,001
Net cash used in operating activities	(157,490)
Cash Flows from Investing Activities
Cash deposited in Trust Account	(414,000,000)
Net cash used in investing activities	(414,000,000)
Cash Flows from Financing Activities:
Repayment of note payable to related party	(125,206)
Proceeds received from initial public offering, gross	414,000,000
Proceeds received from private placement	10,280,000
Payment of offering costs	(8,354,225)
Net cash provided by financing activities	415,800,569
Net increase in cash	1,643,079
Cash – beginning of the period	—
Cash – ending of the period	$1,643,079
Supplemental disclosure of noncash investing and financing activities:
Offering costs issued in exchange of Class B ordinary shares to Sponsor	$25,000
Offering costs included in accrued expenses	$166,144
Offering costs included in accounts payable	$429,437
Offering costs included in note payable	$116,339
Prepaid expenses included in accounts payable	$440,000
Deferred underwriting commissions in connection with the initial public offering	$14,490,000
Deferred legal fees	$947,087
Class A ordinary shares subject to possible redemption at $10.00 per share	$394,610,120
The accompanying notes are an integral part of these financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION
CC Neuberger Principal Holdings I (the “Company”) is an incorporated blank check company incorporated in the Cayman Islands on January 14, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus in the financial, technology and business services sectors.
At June 30, 2020, the Company had not yet commenced operations. All activity for the period from January 14, 2020 (inception) through June 30, 2020 relates to the Company’s formation and the Initial Public Offering, which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on April 23, 2020. On April 28, 2020, the Company consummated its Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 5,400,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, consisting of $22.8 million in underwriting fees (inclusive of approximately $14.5 million in deferred underwriting commissions) and approximately $0.9 million in deferred legal fees (Note 6).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 10,280,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”) and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.
The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination

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either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of our Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, executive officers, directors and director nominees agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or April 28, 2022 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably

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possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. The Company’s Amended and Restated Memorandum and Articles of Association will provide that, if the Company winds up for any other reason prior to the consummation of the initial Business Combination, the Company will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law.
In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less taxes payable and up to $100,000 of interest to pay dissolution expenses).
The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity
As of June 30, 2020, the Company had approximately $1.6 million in its operating bank account, and working capital of approximately $1.0 million.
The Company’s liquidity needs to date have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares to the Sponsor, the loans from the Sponsor of approximately $125,000 to the Company under the Note (see Note 5) to cover for offering costs in connection with the Initial Public Offering, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid the Note on May 29, 2020. In

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addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of June 30, 2020, there were no amounts outstanding under any Working Capital Loan.
Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. The investments in money market funds held in Trust Account are generally convertible to cash within the Trust Account on a same-day basis.
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Basis of presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison

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of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. At June 30, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account. At June 30, 2020, the Company’s investments held in Trust Account consists entirely of money market funds which invest only in direct U.S. government treasury obligations.
Cash and cash equivalents
The Company considers all short-term investments held within its operating account, with an original maturity of three months or less when purchased, to be cash equivalents.
Investments in money market funds held in trust account
Upon the closing of the Initial Public Offering and the Private Placement, the Company was required to place net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement in a Trust Account, which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by management of the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account. Investments held in Trust Account are classified as trading securities, which are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of trading securities is included in investment income on Trust Account in the accompanying statement of operations. The estimated fair values of investments held in Trust Account are determined using available market information, Other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.
Financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

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Fair value measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of June 30, 2020, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s investments in money market funds held in Trust Account are valued using NAV as a practical expedient for fair value under ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and are therefore excluded from the levels of the fair value hierarchy.
Offering costs associated with the initial public offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering in April 2020.
Class A ordinary shares subject to possible redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2020, 39,461,012 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Net loss per ordinary share
Net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. The Company has not considered the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and private placement warrants underlying the Private Placement Units to purchase an aggregate of 24,080,000

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Class A ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted loss per share is the same as basic loss per share for the period presented.
The Company’s statement of operations includes a presentation of loss per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A ordinary shares for the period from January 14, 2020 (inception) through June 30, 2020 is calculated by dividing the investment income on Trust Account of approximately $29,000 for the period by the weighted average number of Class A ordinary shares outstanding since issuance.
Net loss per share, basic and diluted for Class B ordinary shares for the period from January 14, 2020 (inception) through June 30, 2020 is calculated by dividing the net loss of approximately $167,000, less net income attributable to Class A ordinary shares of approximately $29,000, resulting in a net loss of approximately $195,000, by the weighted average number of Class B ordinary shares outstanding for the period.
Income taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
On April 28, 2020, the Company sold 41,400,000 Units, including 5,400,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, consisting of $22.8 million in underwriting fees (inclusive of approximately $14.5 million in deferred underwriting commissions) and approximately $0.9 million in deferred legal fees.
Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million.

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Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. Certain proceeds of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder shares
On January 16, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for a payment of $25,000 for offering costs made by the Sponsor on behalf of the Company. On March 6, 2020, the Company effected a share capitalization resulting in the Sponsor holding an aggregate of 13,625,000 founder shares. On March 6, 2020, the Sponsor transferred 50,000 Founder Shares to each of Keith W. Abell and Eva F. Huston, the Company’s independent director nominees. On April 23, 2020, the Company effected a share capitalization resulting in an aggregate of 15,350,000 Founder Shares issued and outstanding. The Sponsor currently owns an aggregate of 15,250,000 Class B ordinary shares and the independent directors, collectively, currently own an aggregate of 100,000 Class B ordinary shares. All shares and the associated amounts have been retroactively restated to reflect the aforementioned share capitalization. On April 24, 2020, the underwriters exercised their 15% over-allotment option in full; thus, the Founder Shares were no longer subject to forfeiture.
The Initial Shareholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.
Related party loans
On January 16, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company borrowed approximately $125,000 under the Note. On May 29, 2020, the Company repaid the Note to the Sponsor in full.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. The Company had no borrowings under the Working Capital Loans as of June 30, 2020.

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Forward purchase agreement
In connection with the consummation of the Initial Public Offering, the Company entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”), a member of the Sponsor, which provides for the purchase of up to $200,000,000 of units, with each unit consisting of one Class A ordinary share (the “Forward Purchase Shares”) and one-fourth of one warrant to purchase one Class A ordinary share at $11.50 per share (the “Forward Purchase Warrants”), for a purchase price of $10.00 per unit, in a private placement to occur concurrently with the closing of the initial Business Combination. The Forward Purchase Agreement allows NBOKS to be excused from its purchase obligation in connection with a specific business combination if NBOKS does not have sufficient committed capital allocated to the Forward Purchase Agreement to fulfill its funding obligations under such Forward Purchase Agreement in respect of such business combination. Prior to an initial Business Combination, NBOKS intends to raise additional committed capital such that the condition described in the preceding sentence is met, but there can be no assurance that additional capital will be available. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the public shareholders. The Forward Purchase Shares and Forward Purchase Warrants will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of Forward Purchase Shares may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.
NOTE 6.   COMMITMENTS & CONTINGENCIES
Registration and shareholder rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreement, the Company has agreed to use its reasonable best efforts (i) to file within 30 days after the closing of a Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter but in no event later than sixty (60) days after the initial filing, (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which NBOKS or its assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and (iv) after such registration statement is declared effective, cause us to conduct firm commitment underwritten offerings, subject to certain limitations. In addition, the Forward Purchase Agreement provides that these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by the Company.
Underwriting agreement
The Company granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 5,400,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On April 24, 2020, the underwriters fully exercised their over-allotment option.

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NOTES TO FINANCIAL STATEMENTS
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $8.3 million, paid upon the closing of the Initial Public Offering. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per unit, or approximately $14.5 million. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Deferred legal fees
The Company obtained legal advisory services from two legal counsel firms in connection with the Initial Public Offering and agreed to pay their fees upon the consummation of the initial Business Combination. As of June 30, 2020, the Company recorded approximately $0.9 million in deferred legal fees in connection with such agreements in the accompanying balance sheet.
NOTE 7.   SHAREHOLDERS’ EQUITY AND REDEEMABLE EQUITY INTERESTS
Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of June 30, 2020, there were 41,400,000 Class A ordinary shares issued or outstanding, including 39,461,012 Class A ordinary shares subject to possible redemption, which are classified as temporary equity, outside of shareholders’ equity in the balance sheet.
Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 16, 2020, 2,875,000 Class B ordinary shares were issued and outstanding. On March 6, 2020, the Company effected a share capitalization resulting in an aggregate of 13,625,000 Class B ordinary shares issued and outstanding. On April 23, 2020, the Company effected a share capitalization resulting in an aggregate of 15,350,000 of Class B ordinary shares issued and outstanding. All shares and the associated amounts have been retroactively restated to reflect the aforementioned share capitalization in the accompanying financial statements. As of June 30, 2020, there were 15,350,000 Class B ordinary shares issued or outstanding.
Holders of the Company’s Class B ordinary shares are entitled to one vote for each share. The Class B ordinary shares and will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the sum of (i) the total number of ordinary shares outstanding upon completion of the Initial Public Offering plus (ii) the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis. Any conversion of Class B ordinary shares described herein will take effect as a redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law.
Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of June 30, 2020, there were no preference shares issued or outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
The Company may call the Public Warrants and the Forward Purchase Warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption as described above, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
Commencing 90 days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants and Forward Purchase Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
number of shares determined by reference to the agreed table, based on the redemption date and the “fair market value” of the Class A ordinary shares;
•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The “fair market value” of the Class A ordinary shares shall mean the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalization, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 8.   SUBSEQUENT EVENTS
On October 14, 2020, the Company (or “PubCo”) and E2open Holdings, LLC (“E2open”), a Delaware limited liability company entered into a definitive business combination agreement (the “Business Combination Agreement”).
Business Combination Agreement
The Business Combination Agreement, dated October 14, 2020 (the “Effective Date”), was entered into by and among The Company, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (“Blocker Merger Sub 6,” and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Sonar Company Merger Sub, LLC a Delaware limited liability company (“Company Merger Sub,” and together with the Buyer and the Blocker Merger Subs, the “Buyer Parties”), E2open, and Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as representative of the Blocker Owners and the E2open Equityholders (the “Equityholder Representative”).
The Business Combination
The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) PubCo will change its jurisdiction of incorporation by

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which time PubCo will change its name to “E2open Parent Holdings, Inc.”; and (b) PubCo will, through a series of mergers, acquire equity interests of E2open from the Blockers and the holders of equity interests in E2open, in exchange for (i) with respect to the Blockers and vested optionholders, a combination of cash consideration and shares of newly issued Class A common stock, par value $0.0001 per share, of PubCo (“PubCo Class A Common Stock”), shares of newly issued Series B-1 common stock, par value $0.0001 per share, of PubCo (“PubCo Class B-1 Common Stock”), and shares of newly issued Series B-2 common stock, par value $0.0001 per share, of PubCo (“PubCo Class B-2 Common Stock”) each of which will be subject to performance-based vesting conditions equivalent to the RCUs (defined below), (ii) with respect to unvested optionholders, an award of restricted share units representing the right to receive a number of shares of PubCo Class A Common Stock and shares of PubCo Class B-1 Common Stock and PubCo Class B-2 Common Stock, (iii) with respect to unitholders, a combination of cash consideration and Common Units in E2open (each, an “E2open Unit”) and a corresponding number of shares of Class V common stock, par value $0.0001 per share, of PubCo (“PubCo Class V Common Stock”), which will have no economic value, but will entitle the holder thereof to one vote per share and will be issued on a one-for-one basis for each membership unit in E2open, and Series 1 Restricted Common Units (“Series 1 RCUs”) and Series 2 Restricted Common Units (“Series 2 RCUs” and together with Series 1 RCUs, the “RCUs”), which will be subject to performance based vesting conditions set forth in the limited liability company agreement of E2open, which will be amended and restated in its entirety upon consummation of the Business Combination (the “A&R Company LLCA”), (iv) be restricted, (v) not be exchangeable for PubCo Class A Common Stock until vested, and (vi) accrue the right to distributions on E2open Units from E2open, such distributions to be payable upon vesting.
The A&R Company LLCA will provide that the equityholders in E2open shall have the right to exchange their E2open Units, together with the cancelation of an equal number of shares of PubCo Class V Common Stock, into PubCo Class A Common Stock, subject to certain restrictions set forth therein.
Immediately prior to the consummation of the Business Combination (the “Closing”), PubCo will effect the Domestication pursuant to which (a) each Class A ordinary share and each Class B ordinary share of PubCo will automatically convert into one share of PubCo Class A Common Stock (excluding, however, an aggregate of 2,500,000 Class B ordinary shares held by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and PubCo’s independent directors, which will instead automatically be converted into 2,500,000 shares of Series B-1 common stock of PubCo pursuant to the Sponsor Side Letter (as defined below)) and (b) the outstanding warrants to purchase Class A ordinary shares of PubCo will automatically become exercisable for PubCo Class A Common Stock.
Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of PubCo will be held by E2open. The combined company’s business will continue to operate through the subsidiaries of E2open and PubCo’s sole direct asset will be the equity interests of E2open held by it.
Representations and Warranties, Covenants
Under the Business Combination Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Business Combination Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing will survive in accordance with the terms of the Business Combination Agreement.

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
Conditions to Each Party’s Obligations
The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval and adoption by PubCo’s shareholders of the Business Combination Agreement and transactions contemplated thereby; (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the absence of a Material Adverse Effect (as defined in the Business Combination Agreement) since the Effective Date; (d) in respect of E2open’s obligation to close, the cash proceeds from the trust account established for the purpose of holding the net proceeds of the Company’s initial public offering, net of any amounts paid to its shareholders that exercise their redemption rights in connection with the Business Combination, plus the PIPE Financing (defined below), plus $200,000,000 pursuant to that certain Forward Purchase Agreement by and between Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”) and the Company, dated as of April 28, 2020 (the “Forward Purchase Agreement”), as amended by the FPA Side Letter (defined below), plus any amount raised pursuant to permitted equity financings prior to Closing, plus any amount funded pursuant to the Backstop Agreement (defined below) (collectively “Available Cash”) ,in the aggregate equaling no less than $1,020,000,000 at the Closing, less the amount of certain expenses, to the extent under an agreed cap, if any, and (e) in respect of PubCo’s obligation to close, Available Cash equaling no less than $920,000,000 at the Closing, less the amount of certain expenses, to the extent under an an agreed cap, if any.
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of the Company and E2open, or (ii) by written notice from E2open or the Company to the other party or parties, if the Closing has not occurred by April 14, 2021 (the “Outside Date”), provided that such right to terminate is not available to either E2open and the Blockers or to the Buyer Parties if such party exercising the right is in material breach of its representations, warranties, covenants or agreements under the Business Combination Agreement (including, with respect to the Blockers, any breach by E2 open).
PIPE Financing (Private Placement)
In connection with the signing of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors, including certain current equityholders of the Company and E2open (collectively, the “PIPE Investors”).
Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, on the closing date, an aggregate of 52,000,000 shares of PubCo Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $520,000,000 (the “PIPE Financing”).
The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Company will grant the PIPE Investors in the PIPE Financing certain customary registration rights.
Forward Purchase Side Letter
In connection with the signing of the Business Combination Agreement, the Company, NBOKS and E2open entered into a side letter to the Forward Purchase Agreement (the “FPA Side Letter”), pursuant to which, among other things, NBOKS confirmed the allocation to the Company of $200,000,000 under the Forward Purchase Agreement and its agreement to, at Closing, subscribe for 20,000,000 PubCo Class A Common Units, and 5,000,000 Forward Purchase Warrants (as defined therein).

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO FINANCIAL STATEMENTS
Backstop Agreement
In connection with the signing of the Business Combination Agreement, the Company, NBOKS and E2open entered into that certain Backstop Facility Agreement (the “Backstop Agreement”) whereby NBOKS agreed to, subject to the availability of capital it has committed to all SPACs sponsored by CC Capital Partners, LLC and NBOKS on a first come first serve basis and the other terms and conditions included therein, at Closing, subscribe for PubCo Class A Common Shares to fund redemptions by shareholders of the Company in connection with the Business Combination in an amount of up to $300,000,000.
Sponsor Side Letter
Concurrently with the execution of the Business Combination Agreement, the Sponsor, the members of the Sponsor and PubCo’s independent directors entered into a Sponsor Side Letter Agreement (the “Sponsor Side Letter Agreement”), pursuant to which, at Closing, an aggregate of 2,500,000 Class B ordinary shares of PubCo held by the Sponsor and PubCo’s independent directors will automatically convert into 2,500,000 shares of Series B-1 common stock, par value $0.0001 per share. All such shares of Series B-1 common stock are restricted shares that are subject to certain performance-based conversion events and upon the occurrence of which such Series B-1 common stock would convert on a one-for-one basis into PubCo Class A Common Stock. The shares of Series B-1 common stock will accrue and be entitled to dividends paid on the PubCo Class A Common Stock, with such dividends payable upon the conversion of the shares of Series B-1 common stock into shares of PubCo Class A Common Stock. Any shares of Series B-1 common stock that have not converted into shares of PubCo Class A Common Stock by the fifth year or the tenth anniversary of the Closing, as applicable, shall be automatically cancelled, and any accrued dividends shall be forfeited in connection therewith.
Investor Rights Agreement
Concurrently with the consummation of the Business Combination, the Sponsor, certain E2open Equityholders (as defined therein), equityholders of certain Blockers, and certain other parties thereto will, among other things, enter into an investor rights agreement with PubCo (the “Investor Rights Agreement”) relating to, among other things, the composition of the board of directors of PubCo following the Business Combination, certain voting and standstill provisions, certain customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions, and lockup restrictions. Pursuant to the Investor Rights Agreement, the Sponsor, the equityholders of the Sponsor, certain E2open Equityholders and equityholders of certain Blockers each agree with PubCo that, until the later of one year and the date of PubCo’s 2022 annual stockholder meeting, such party will not take certain actions with respect to the voting of such party’s equity securities in PubCo.
Tax Receivable Agreement
In connection with the Closing, PubCo will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain equityholders of E2open. Pursuant to the Tax Receivable Agreement, PubCo will be required to pay the equityholders party thereto 85% of the amount of savings, if any, in U.S. federal, state and local income tax that PubCo actually realizes as a result of certain preexisting tax attributes as well as the increases in tax basis and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any exchanges of units in E2open for PubCo Class A Common Stock.
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date financial statements were available to be issued. Based upon this review, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements which have not previously been disclosed within the financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
UNAUDITED CONDENSED BALANCE SHEET
September 30, 2020
Assets
Current assets:
Cash and cash equivalents	$1,446,391
Prepaid expenses	366,791
Total current assets	1,813,182
Investments held in Trust Account	414,039,090
Total Assets	$415,852,272
Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$1,141,145
Accounts payable	775,431
Due to related party	17,572
Total current liabilities	1,934,148
Deferred legal fees	947,087
Deferred underwriting commissions	14,490,000
Total Liabilities	17,371,235
Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized, 39,348,103 shares subject to possible redemption at $10.00 per share	393,481,030
Shareholders’ Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 2,051,897 shares issued and outstanding (excluding 39,348,103 and shares subject to possible redemption)	205
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 15,350,000 shares issued and outstanding	1,535
Additional paid-in capital	6,293,998
Accumulated deficit	(1,295,731)
Total shareholders’ equity	5,000,007
Total Liabilities and Shareholders’ Equity	$415,852,272
The accompanying notes are an integral part of these unaudited condensed financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For the three months ended September 30, 2020	For the period from January 14, 2020 (inception) through September 30, 2020
Operating expenses
General and administrative expenses	$1,139,525	$1,334,821
Loss from operations	(1,139,525)	(1,334,821)
Net gain from investments held in Trust Account	10,437	39,090
Net loss	$(1,129,088)	$(1,295,731)
Weighted average shares outstanding of Class A ordinary shares	41,400,000	41,400,000
Basic and diluted net income per share, Class A	$0.00	$0.00
Weighted average shares outstanding of Class B ordinary shares	15,350,000	15,350,000
Basic and diluted net loss per share, Class B	$(0.07)	$(0.09)
The accompanying notes are an integral part of these unaudited condensed financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period from January 14, 2020 (inception) through September 30, 2020
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 14, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	15,350,000	1,535	23,465	—	25,000
Net loss	—	—	—	—	—	(22,777)	(22,777)
Balance – March 31, 2020 (unaudited)	—	$—	15,350,000	$1,535	$23,465	$(22,777)	$2,223
Sale of units in initial public offering, gross	41,400,000	4,140	—	—	413,995,860	—	414,000,000
Offering costs	—	—	—	—	(24,528,232)	—	(24,528,232)
Sale of private placement warrants to Sponsor	—	—	—	—	10,280,000	—	10,280,000
Shares subject to possible redemption	(39,461,012)	(3,946)	—	—	(394,606,174)	—	(394,610,120)
Net loss	—	—	—	—	—	(143,866)	(143,866)
Balance – June 30, 2020 (unaudited)	1,938,988	$194	15,350,000	$1,535	$5,164,919	$(166,643)	$5,000,005
Shares subject to possible redemption	112,909	11	—	—	1,129,079	—	1,129,090
Net loss	—	—	—	—	—	(1,129,088)	(1,129,088)
Balance – September 30, 2020 (unaudited)	2,051,897	$205	15,350,000	$1,535	$6,293,998	$(1,295,731)	$5,000,007
The accompanying notes are an integral part of these unaudited condensed financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
For the period from January 14, 2020 (inception) through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(1,295,731)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor pursuant to note payable	8,867
Net gain from investments held in Trust Account	(39,090)
Changes in operating assets and liabilities:
Prepaid expenses	73,209
Accrued expenses	975,001
Accounts payable	(94,006)
Net cash used in operating activities	(371,750)
Cash Flows from Investing Activities
Cash deposited in Trust Account	(414,000,000)
Net cash used in investing activities	(414,000,000)
Cash Flows from Financing Activities:
Repayment of note payable to related party	(125,206)
Proceeds received from related party	17,572
Proceeds received from initial public offering, gross	414,000,000
Proceeds received from private placement	10,280,000
Payment of offering costs	(8,354,225)
Net cash provided by financing activities	415,818,141
Net increase in cash	1,446,391
Cash – beginning of the period	—
Cash – ending of the period	$1,446,391
Supplemental disclosure of noncash investing and financing activities:
Offering costs issued in exchange of Class B ordinary shares to Sponsor	$25,000
Offering costs included in accrued expenses	$166,144
Offering costs included in accounts payable	$429,437
Offering costs funded with note payable	$116,339
Prepaid expenses included in accounts payable	$440,000
Deferred underwriting commissions in connection with the initial public offering	$14,490,000
Deferred legal fees	$947,087
Initial value of ordinary shares subject to possible redemption	$394,712,480
Change in value of ordinary shares subject to possible redemption	$(1,231,450)
The accompanying notes are an integral part of these unaudited condensed financial statements.

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION
CC Neuberger Principal Holdings I (the “Company”) is an incorporated blank check company incorporated in the Cayman Islands on January 14, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus in the financial, technology and business services sectors.
At September 30, 2020, the Company had not yet commenced operations. All activity for the period from January 14, 2020 (inception) through September 30, 2020 relates to the Company’s formation and the Initial Public Offering, which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for the Company’s Initial Public Offering was declared effective on April 23, 2020. On April 28, 2020, the Company consummated its Initial Public Offering of 41,400,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 5,400,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, inclusive of approximately $14.5 million in deferred underwriting commissions and approximately $0.9 million in deferred legal fees (Note 6).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 10,280,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”) and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.
The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination

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either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”
In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of our Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, executive officers, directors and director nominees will have agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or April 28, 2022 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders

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(including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. The Company’s Amended and Restated Memorandum and Articles of Association will provide that, if the Company winds up for any other reason prior to the consummation of the initial Business Combination, the Company will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law.
In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less taxes payable and up to $100,000 of interest to pay dissolution expenses).
The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
On October 14, 2020, the Company and E2open Holdings, LLC (“E2open”), a Delaware limited liability company, entered into a definitive business combination agreement (the “Business Combination Agreement”). See Note 8.
Liquidity
As of September 30, 2020, the Company had approximately $1.4 million in its operating bank account and a working capital deficit of approximately $121,000.

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The Company’s liquidity needs to date have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares to the Sponsor, the loans from the Sponsor of approximately $125,000 to the Company under the Note (see Note 5) to cover for offering costs in connection with the Initial Public Offering, and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid the Note on May 29, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of September 30, 2020, there were no amounts outstanding under any Working Capital Loan.
Upon the closing of the Initial Public Offering and the Private Placement, $414.0 million of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. The investments in money market funds held in Trust Account are generally convertible to cash within the Trust Account on a same-day basis.
Management continue to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Basis of presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial interim information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended September 30, 2020 and for the period from January 14, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 8-K and the final prospectus filed by the Company with the SEC on May 4, 2020 and April 27, 2020, respectively.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure

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obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. At September 30, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account. At September 30, 2020, the Company’s investments held in Trust Account consists entirely of money market funds which invest only in direct U.S. government treasury obligations.
Cash and cash equivalents
The Company considers all short-term investments held within its operating account, with an original maturity of three months or less when purchased, to be cash equivalents. The Company had approximately $414.0 million in cash equivalents held in the Trust Account as of September 30, 2020.
Investments in money market funds held in trust account
Upon the closing of the Initial Public Offering and the Private Placement, the Company was required to place net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement in a Trust Account, which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which

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invest only in direct U.S. government treasury obligations, as determined by management of the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account. Investments held in Trust Account are classified as trading securities, which are presented on the unaudited condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of trading securities is included in investment income on Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information, Other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.
Financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the unaudited condensed balance sheet.
Fair value measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of September 30, 2020, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s investments in money market funds held in Trust Account are valued using NAV as a practical expedient for fair value under ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and are therefore excluded from the levels of the fair value hierarchy.
Offering costs associated with the initial public offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering in April 2020.
Class A ordinary shares subject to possible redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject

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to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2020, 39,348,103 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited condensed balance sheet.
Net loss per ordinary share
Net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and private placement warrants underlying the Private Placement Units to purchase an aggregate of 24,080,000 Class A ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted loss per share is the same as basic loss per share for the periods presented.
The Company’s unaudited condensed statements of operations include a presentation of loss per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A ordinary shares for three months ended September 30, 2020 and for the period from January 14, 2020 (inception) through September 30, 2020 are calculated by dividing the investment income on Trust Account of approximately $10,000 and $39,000, respectively, by the weighted average number of Class A ordinary shares outstanding since issuance.
Net loss per share, basic and diluted for Class B ordinary shares for the three months ended September 30, 2020 and for the period from January 14, 2020 (inception) through September 30, 2020 are calculated by dividing the net loss of approximately $1,129,000 and $1,296,000, less net income attributable to Class A ordinary shares of approximately $10,000 and approximately $39,000, resulting in a net loss of approximately $1,140,000 and approximately $1,335,000, respectively, by the weighted average number of Class B ordinary shares outstanding for the periods.
Income taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

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NOTE 3. INITIAL PUBLIC OFFERING
On April 28, 2020, the Company sold 41,400,000 Units, including 5,400,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $414.0 million, and incurring offering costs of approximately $24.5 million, inclusive of approximately $14.5 million in deferred underwriting commissions and approximately $0.9 million in deferred legal fees.
Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 10,280,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $10.3 million.
Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. Certain proceeds of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder shares
On January 16, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for a payment of $25,000 for offering costs made by the Sponsor on behalf of the Company. On March 6, 2020, the Company effected a share capitalization resulting in the Sponsor holding an aggregate of 13,625,000 founder shares. On March 6, 2020, the Sponsor transferred 50,000 Founder Shares to each of Keith W. Abell and Eva F. Huston, the Company’s independent director nominees. On April 23, 2020, the Company effected a share capitalization resulting in an aggregate of 15,350,000 Founder Shares issued and outstanding. The Sponsor currently owns an aggregate of 15,250,000 Class B ordinary shares and the independent directors, collectively, currently own an aggregate of 100,000 Class B ordinary shares. All shares and the associated amounts have been retroactively restated to reflect the aforementioned share capitalization. On April 24, 2020, the underwriters exercised their 15% over-allotment option in full; thus, the Founder Shares were no longer subject to forfeiture.
The Initial Shareholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.
Due to related party
During the quarter ended September 30, 2020, the Sponsor paid approximately $18,000 of expenses on behalf of the Company. The amount is classified as a payable in current liabilities as of September 30, 2020 within the unaudited condensed balance sheet.

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Related party loans
On January 16, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company borrowed approximately $125,000 under the Note. On May 29, 2020, the Company repaid the Note to the Sponsor in full.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. The Company had no borrowings under the Working Capital Loans as of September 30, 2020.
Forward purchase agreement
In connection with the consummation of the Initial Public Offering, the Company entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”), a member of the Sponsor, which provides for the purchase of up to $200,000,000 of units, with each unit consisting of one Class A ordinary share (the “Forward Purchase Shares”) and one-fourth of one warrant to purchase one Class A ordinary share at $11.50 per share (the “Forward Purchase Warrants”), for a purchase price of $10.00 per unit, in a private placement to occur concurrently with the closing of the initial Business Combination. The Forward Purchase Agreement allows NBOKS to be excused from its purchase obligation in connection with a specific business combination if NBOKS does not have sufficient committed capital allocated to the Forward Purchase Agreement to fulfill its funding obligations under such Forward Purchase Agreement in respect of such business combination. Prior to an initial Business Combination, NBOKS intends to raise additional committed capital such that the condition described in the preceding sentence is met, but there can be no assurance that additional capital will be available. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the public shareholders. The Forward Purchase Shares and Forward Purchase Warrants will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of Forward Purchase Shares may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.
NOTE 6. COMMITMENTS & CONTINGENCIES
Registration and shareholder rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with

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respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreement, the Company has agreed to use its reasonable best efforts (i) to file within 30 days after the closing of a Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter but in no event later than sixty (60) days after the initial filing, (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which NBOKS or its assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and (iv) after such registration statement is declared effective, cause us to conduct firm commitment underwritten offerings, subject to certain limitations. In addition, the Forward Purchase Agreement provides that these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by the Company.
Underwriting agreement
The Company granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 5,400,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On April 24, 2020, the underwriters fully exercised their over-allotment option.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $8.3 million, paid upon the closing of the Initial Public Offering. In addition, the underwriters will be entitled to a deferred underwriting commission of $0.35 per unit, or approximately $14.5 million. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Deferred legal fees
The Company obtained legal advisory services from two legal counsel firms in connection with the Initial Public Offering and agreed to pay their fees upon the consummation of the initial Business Combination. As of September 30, 2020, the Company recorded approximately $0.9 million in deferred legal fees in connection with such agreements in the accompanying unaudited condensed balance sheet.
NOTE 7. SHAREHOLDERS’ EQUITY AND REDEEMABLE EQUITY INTERESTS
Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2020, there were 41,400,000 Class A ordinary shares issued or outstanding, including 39,348,103 Class A ordinary shares subject to possible redemption, which are classified as temporary equity, outside of shareholders’ equity in the unaudited condensed balance sheet.
Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 16, 2020, 2,875,000 Class B ordinary shares were issued and outstanding. On March 6, 2020, the Company effected a share capitalization resulting in an aggregate of 13,625,000 Class B ordinary shares issued and outstanding. On April 23, 2020, the Company effected a share capitalization resulting in an aggregate of 15,350,000 of Class B ordinary shares issued and outstanding. All shares and the associated amounts have been retroactively restated to reflect the aforementioned share capitalization in the accompanying financial statements. As of September 30, 2020, there were 15,350,000 Class B ordinary shares issued or outstanding.

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Holders of the Company’s Class B ordinary shares are entitled to one vote for each share. The Class B ordinary shares and will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the sum of (i) the total number of ordinary shares outstanding upon completion of the Initial Public Offering plus (ii) the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis. Any conversion of Class B ordinary shares described herein will take effect as a redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law.
Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of September 30, 2020, there were no preference shares issued or outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
The Company may call the Public Warrants and the Forward Purchase Warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption as described above, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
Commencing 90 days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants and Forward Purchase Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the agreed table, based on the redemption date and the “fair market value” of the Class A ordinary shares;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The “fair market value” of the Class A ordinary shares shall mean the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalization, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 8. SUBSEQUENT EVENTS
Proposed Business Combination
On October 14, 2020, the Company and E2open Holdings, LLC (“E2open”), a Delaware limited liability company, entered into a definitive business combination agreement (the “Business Combination Agreement”). The Business Combination Agreement, dated October 14, 2020 (the “Effective Date”), was entered into by and among the Company, Sonar Merger Sub I, LLC, a Delaware limited liability company (“Blocker Merger Sub 1”), Sonar Merger Sub II, LLC, a Delaware limited liability company (“Blocker Merger

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Sub 2”), Sonar Merger Sub III, LLC, a Delaware limited liability company (“Blocker Merger Sub 3”), Sonar Merger Sub IV, LLC, a Delaware limited liability company (“Blocker Merger Sub 4”), Sonar Merger Sub V, LLC, a Delaware limited liability company (“Blocker Merger Sub 5”), Sonar Merger Sub VI, LLC, a Delaware limited liability company (“Blocker Merger Sub 6,” and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker,” and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), Elliott Associates, L.P., a Cayman Islands limited partnership, Elliott International, L.P., a Delaware limited partnership, Sonar Company Merger Sub, LLC a Delaware limited liability company (“Company Merger Sub,” and together with the Buyer and the Blocker Merger Subs, the “Buyer Parties”), E2open, and Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as representative of the Blocker Owners and E2open Equityholders (the “Equityholder Representative”).
The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) the Company will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which time the Company will change its name to “E2open Parent Holdings, Inc.”; and (b) the Company will, through a series of mergers, acquire equity interests of E2open from the Blockers and the holders of equity interests in E2open, in exchange for (i) with respect to the Blockers and vested optionholders, a combination of cash consideration and shares of newly issued Class A common stock, par value $0.0001 per share, of the Company (“PubCo Class A Common Stock”), shares of newly issued Series B-1 common stock, par value $0.0001 per share, of the Company (“PubCo Class B-1 Common Stock”), and shares of newly issued Series B-2 common stock, par value $0.0001 per share, of the Company (“PubCo Class B-2 Common Stock”) each of which will be subject to performance-based vesting conditions equivalent to the RCUs (defined below), (ii) with respect to unvested optionholders, an award of restricted share units representing the right to receive a number of shares of the PubCo Class A Common Stock and shares of the PubCo Class B-1 Common Stock and the PubCo Class B-2 Common Stock, (iii) with respect to unitholders, a combination of cash consideration and Common Units in E2open (each, an “E2open Unit”) and a corresponding number of shares of Class V common stock, par value $0.0001 per share, of the Company (“PubCo Class V Common Stock”), which will have no economic value, but will entitle the holder thereof to one vote per share and will be issued on a one-for-one basis for each membership unit in E2open, and Series 1 Restricted Common Units (“Series 1 RCUs”) and Series 2 Restricted Common Units (“Series 2 RCUs” and together with Series 1 RCUs, the “RCUs”), which will be subject to performance based vesting conditions set forth in the limited liability company agreement of E2open, which will be amended and restated in its entirety upon consummation of the Business Combination (the “A&R Company LLCA”), (iv) be restricted, (v) not be exchangeable for the PubCo Class A Common Stock until vested, and (vi) accrue the right to distributions on E2open Units from E2open, such distributions to be payable upon vesting.
The A&R Company LLCA will provide that the equityholders in E2open shall have the right to exchange their E2open Units, together with the cancelation of an equal number of shares of PubCo Class V Common Stock, into PubCo Class A Common Stock, subject to certain restrictions set forth therein.
Immediately prior to the consummation of the Business Combination (the “Closing”), the Company will effect the Domestication pursuant to which (a) each Class A ordinary share and each Class B ordinary share of the Company will automatically convert into one share of PubCo Class A Common Stock (excluding, however, an aggregate of 2,500,000 Class B ordinary shares held by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and the Company’s independent directors, which will instead automatically be

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
converted into 2,500,000 shares of PubCo Class B-1 Common Stock of the Company pursuant to the Sponsor Side Letter (as defined below)) and (b) the outstanding warrants to purchase Class A ordinary shares of the Company will automatically become exercisable for PubCo Class A Common Stock.
Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of the Company will be held by E2open. The combined company’s business will continue to operate through the subsidiaries of E2open and the Company’s sole direct asset will be the equity interests of E2open held by it.
Representations and Warranties, Covenants
Under the Business Combination Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Business Combination Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing will survive in accordance with the terms of the Business Combination Agreement.
Conditions to Each Party’s Obligations
The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval and adoption by the Company’s shareholders of the Business Combination Agreement and transactions contemplated thereby; (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the absence of a Material Adverse Effect (as defined in the Business Combination Agreement) since the Effective Date; (d) in respect of E2open’s obligation to close, the cash proceeds from the trust account established for the purpose of holding the net proceeds of the Company’s initial public offering, net of any amounts paid to its shareholders that exercise their redemption rights in connection with the Business Combination, plus the PIPE Financing (defined below), plus $200,000,000 pursuant to that certain Forward Purchase Agreement by and between Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”) and the Company, dated as of April 28, 2020 (the “Forward Purchase Agreement”), as amended by the FPA Side Letter (defined below), plus any amount raised pursuant to permitted equity financings prior to Closing, plus any amount funded pursuant to the Backstop Agreement (defined below) (collectively “Available Cash”), in the aggregate equaling no less than $1,020,000,000 at the Closing, less the amount of certain expenses, to the extent under an agreed cap, if any, and (e) in respect of the Company’s obligation to close, Available Cash equaling no less than $920,000,000 at the Closing, less the amount of certain expenses, to the extent under an agreed cap, if any.
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of the Company and E2open, or (ii) by written notice from E2open or the Company to the other party or parties, if the Closing has not occurred by April 14, 2021 (the “Outside Date”), provided that such right to terminate is not available to either E2open and the Blockers or to the Buyer Parties if such party exercising the right is in material breach of its representations, warranties, covenants or agreements under the Business Combination Agreement (including, with respect to the Blockers, any breach by E2open).
PIPE Financing (Private Placement)
In connection with the signing of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors, including certain current equityholders of the Company and E2open (collectively, the “PIPE Investors”).

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, on the closing date, an aggregate of 52,000,000 shares of PubCo Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $520,000,000 (the “PIPE Financing”).
The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Company will grant the PIPE Investors in the PIPE Financing certain customary registration rights.
Forward Purchase Side Letter
In connection with the signing of the Business Combination Agreement, the Company and NBOKS entered into a side letter to the Forward Purchase Agreement (the “FPA Side Letter”), pursuant to which, among other things, NBOKS confirmed the allocation to the Company of $200,000,000 under the Forward Purchase Agreement and its agreement to, at Closing, subscribe for 20,000,000 Class A ordinary shares of the Company, and 5,000,000 Forward Purchase Warrants (as defined therein).
Backstop Agreement
In connection with the signing of the Business Combination Agreement, the Company and NBOKS entered into that certain Backstop Facility Agreement (the “Backstop Agreement”) whereby NBOKS agreed to, subject to the availability of capital it has committed to all SPACs sponsored by CC Capital Partners, LLC and NBOKS on a first come first serve basis and the other terms and conditions included therein, at Closing, subscribe for PubCo Class A Common Shares to fund redemptions by shareholders of the Company in connection with the Business Combination in an amount of up to $300,000,000.
Sponsor Side Letter
Concurrently with the execution of the Business Combination Agreement, the Sponsor, the members of the Sponsor and the Company’s independent directors entered into a Sponsor Side Letter Agreement (the “Sponsor Side Letter Agreement”), pursuant to which, at Closing, an aggregate of 2,500,000 Class B ordinary shares of the Company held by the Sponsor and the Company’s independent directors will automatically convert into 2,500,000 shares of PubCo Class B-1 Common Stock, par value $0.0001 per share. All such shares of PubCo Class B-1 Common Stock are restricted shares that are subject to certain performance-based conversion events and upon the occurrence of which such PubCo Class B-1 Common Stock would convert on a one-for-one basis into PubCo Class A Common Stock. The shares of PubCo Class B-1 Common Stock will accrue and be entitled to dividends paid on the PubCo Class A Common Stock, with such dividends payable upon the conversion of the shares of PubCo Class B-1 Common Stock into shares of PubCo Class A Common Stock. Any shares of PubCo Class B-1 Common Stock that have not converted into shares of PubCo Class A Common Stock by the the tenth anniversary of the Closing shall be automatically cancelled, and any accrued dividends shall be forfeited in connection therewith.
Investor Rights Agreement
Concurrently with the consummation of the Business Combination, the Sponsor, certain Company Equityholders (as defined therein), equityholders of certain Blockers, and certain other parties thereto will, among other things, enter into an investor rights agreement with the Company (the “Investor Rights Agreement”) relating to, among other things, the composition of the board of directors of the Company following the Business Combination, certain voting and standstill provisions, certain customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions, and lockup restrictions. Pursuant to the Investor Rights Agreement, the Sponsor, the equityholders of the Sponsor, certain Company Equityholders and equityholders of certain Blockers each agree with the Company that, until the later of one year and the date of the Company’s 2022 annual stockholder meeting, such party will not take certain actions with respect to the voting of such party’s equity securities in the Company.

CC NEUBERGER PRINCIPAL HOLDINGS I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Tax Receivable Agreement
In connection with the Closing, the Company will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain equityholders of E2open. Pursuant to the Tax Receivable Agreement, the Company will be required to pay the equityholders party thereto 85% of the amount of savings, if any, in U.S. federal, state and local income tax that the Company actually realizes as a result of certain preexisting tax attributes as well as the increases in tax basis and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any exchanges of units in E2open for PubCo Class A Common Stock.
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date financial statements were available to be issued. Based upon this review, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements which have not previously been disclosed within the financial statements.

E2open Holdings, LLC and Subsidiaries
Unaudited Consolidated Financial Statements
as of and for the Six Months Ended August 31, 2020 and 2019

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
	August 31, 2020	February 29, 2020
	Unaudited
Assets
Current Assets
Cash and cash equivalents	$19,813	$19,494
Restricted cash	42,059	28,934
Accounts receivable – net of allowance of $1,407 and $1,631, respectively	53,042	118,777
Prepaid expenses and other current assets	15,609	12,602
Total current assets	130,523	179,807
Long term investments	221	179
Goodwill	752,785	752,756
Intangible assets, net	440,141	467,593
Property and equipment, net	37,594	25,232
Other noncurrent assets	14,355	14,445
Total Assets	$1,375,619	$1,440,012
Liabilities and Member’s Equity
Current Liabilities
Accounts payable and accrued liabilities	$44,524	$58,451
Incentive program payable	42,059	28,934
Deferred revenue	108,812	142,027
Acquisition-related obligations	2,000	3,100
Current portion of notes payable and capital lease obligations	51,802	64,902
Total current liabilities	249,197	297,414
Long-term deferred revenue	3,396	2,656
Notes payable and capital lease obligations	891,224	886,806
Other noncurrent liabilities	53,053	38,544
Total liabilities	1,196,870	1,225,420
Commitments and Contingencies (Note 7)
Member’s Equity
Member’s capital	439,787	433,992
Accumulated other comprehensive loss	(1,244)	(898)
Accumulated deficit	(259,794)	(218,502)
Total member’s equity	178,749	214,592
Total Liabilities and Member’s Equity	$1,375,619	$1,440,012
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
(Unaudited)
	Six Months Ended August 31, 2020	Six Months Ended August 31, 2019
Revenue
Subscription revenue	$138,639	$109,386
Professional services	26,302	27,809
Total revenue	164,941	137,195
Cost of Revenue
Subscriptions	28,998	27,360
Professional services and other	21,445	17,553
Amortization of acquired intangible assets	10,508	7,717
Total cost of revenue	60,951	52,630
Gross Profit	103,990	84,565
Operating Expenses
Research and development	28,987	28,196
Sales and marketing	24,302	23,795
General and administrative	19,624	28,859
Acquisition-related expenses	5,385	18,496
Amortization of acquired intangible assets	16,914	14,177
Total operating expenses	95,212	113,523
Income (loss) from operations	8,776	(28,958)
Interest and other expense, net	(35,680)	(27,824)
Total other expenses	(35,680)	(27,824)
Loss before income tax (expense) benefit	(26,904)	(56,782)
Income tax (expense) benefit	(14,388)	1,982
Net loss	(41,292)	(54,800)
Other comprehensive income, net
Net unrealized (loss) on investments	—	(3)
Net foreign currency translation (losses) gains	(346)	1,204
Total other comprehensive (loss) income, net	(346)	1,201
Comprehensive loss	$(41,638)	$(53,599)
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Six Months Ended August 31, 2020	Six Months Ended August 31, 2019
Operating Activities
Net Loss	$(41,292)	$(54,800)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Unit-based compensation	4,017	4,086
Depreciation and amortization	33,866	26,424
Amortization of deferred commissions	1,964	373
Amortization of debt issuance cost	2,158	1,023
Loss on disposal of property and equipment	34	120
Changes in operating assets and liabilities:
Accounts receivable, net	65,733	1,366
Prepaid expenses and other current assets	(2,700)	(1,719)
Other noncurrent assets	(1,925)	(4,036)
Accounts payable and accrued liabilities	(13,927)	(8,923)
Deferred revenue	(32,476)	(630)
Changes in other liabilities	13,408	(4,195)
Incentive program payable	13,126	(734)
Net cash provided by (used in) operating activities	41,986	(41,645)
Investing Activities
Capital expenditures	(7,762)	(6,975)
Payments for acquisitions – net of cash acquired	—	(431,399)
Net cash used in investing activities	(7,762)	(438,374)
Financing Activities
Proceeds from sale of membership units	1,778	5
Repurchase of membership units, net	—	(116)
Proceeds from indebtedness	—	476,788
Repayments of indebtedness	(19,667)	(1,312)
Debt extinguishment costs	—	—
Repayments of capital lease obligations	(2,443)	(2,793)
Payments of debt issuance costs	—	(12,941)
Net cash (used in) provided by financing activities	(20,332)	459,631
Effect of exchange rate changes on cash and cash equivalents	(448)	1,604
Net increase (decrease) in cash and cash equivalents and restricted cash	13,444	(18,784)
Cash and cash equivalents and restricted cash – beginning of year	48,428	79,388
Cash and cash equivalents and restricted cash – end of year	$61,872	$60,604
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$19,813	$30,824
Restricted cash	42,059	29,780
Total cash, cash equivalents and restricted cash	$61,872	$60,604
Supplemental Information – Cash Paid for:
Interest	$33,888	$25,507
Income taxes	$1,146	$1,150
Non-Cash Investing and Financing Activities:
Capital expenditures financed under capital lease obligations	$11,005	$2,602
Capital expenditures included in accounts payable and accrued liabilities	$10	$—
Prepaid software, maintenance, and insurance under notes payable	$417	$—
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY
(In thousands, except share data)
(Unaudited)
	Member’s Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Member’s Equity
Balance, February 28, 2019	$425,822	$(1,124)	$(117,132)	$307,566
Investment by member	5			5
Repurchase of membership units	(116)			(116)
Unit-based compensation expense	4,086			4,086
Net loss and other comprehensive income		1,201	(54,800)	(53,599)
Balance, August 31, 2019	$429,797	$77	$(171,932)	$257,942

	Member’s Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Member’s Equity
Balance, February 29, 2020	433,992	(898)	(218,502)	214,592
Investment by member	1,778			1,778
Unit-based compensation expense	4,017			4,017
Net loss and other comprehensive loss	—	(346)	(41,292)	(41,638)
Balance, August 31, 2020	$439,787	$(1,244)	$(259,794)	$178,749
See notes to consolidated financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS
E2open Holdings, LLC is a Delaware limited liability company headquartered in Austin, Texas. The consolidated financial statements include the accounts of E2open Holdings, LLC and its wholly owned subsidiaries (collectively, the “Company” or “E2open”). The Company is owned by a syndicate of private equity investors led by Insight Venture Partners (“Insight”). Insight is a leading global venture capital and private equity firm investing in high-growth technology and software companies that are driving transformative change in their industries.
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. The Company’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the business-critical nature of the Company’s solutions, it maintains deep, long-term relationships with its customers across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.
The COVID-19 pandemic has caused business disruptions worldwide beginning in January 2020. The full extent to which the pandemic will impact our business, operations, cash flows, and financial condition will depend on future developments that are difficult to accurately predict. The Company has experienced modest adverse impacts as it relates to lengthening of sales cycles and delays in delivering professional services and training to our customers. We have also experienced modest positive impacts from slowing growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the cancellation or virtualization of customer events.
The global pandemic continues to evolve, and the Company will carefully monitor the situation to understand its impacts on its business and operations.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Unaudited Interim Financial Information — We have prepared the accompanying consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These consolidated financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our consolidated cash flows, operating results, and balance sheets for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for fiscal 2021 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been omitted in accordance with the rules and regulations of the SEC. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this Proxy/Registration Statement.
Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting period. Such management estimates include reserves for bad debt, goodwill and other long-lived assets, estimates of standalone selling price of performance obligations for revenue contracts with multiple performance obligations, unit-based compensation, valuation allowances for deferred tax assets and uncertain tax positions, and the accounting for business combinations. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates.
Software Development Costs — The Company capitalizes certain software development costs associated with internal use software incurred during the application development stage. Software development costs include salaries and other personnel-related costs, including employee benefits and bonuses attributed to programmers, software engineers and quality control teams working on the Company’s software solutions. The costs related to software development are included in property and equipment, net on the consolidated balance sheets. Under this accounting framework, the Company capitalized $3.8 million and zero for the periods ended August 31, 2020, and August 31, 2019, respectively. The Company recognized $0.2 million and zero of amortization of capitalized software development costs for six months ended August 31, 2020 and 2019.
Restricted Cash — Restricted cash represents customer deposits for the incentive payment program. The Company offers services to administer incentive payments to partners on the Company’s customers’ behalf. The Company’s customers deposit these funds into a restricted cash account. The offset to these restricted cash amounts is included as a liability in incentive program payables.
Segments — The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). For the periods ended August 31, 2020 and August 31, 2019, the Company’s CODM was its chief executive officer.
The CODM evaluates the Company’s financial information and performance on a consolidated basis. The Company operates with centralized functions and delivers most of its products in a similar way on an integrated cloud-based platform.
Liquidity of capital resources — The Company measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital, capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Current working capital needs relate mainly to employee compensation and benefits, as well interest, debt repayments, capital expenditures, and operating expenses. The Company’s ability to expand and grow its business will depend on many factors, including working capital needs and the evolution of operating cash flows.
The Company had $19.8 million and $19.5 million in cash and cash equivalents as of August 31, 2020 and February 29, 2020, respectively. The Company believes its existing cash and cash equivalents, cash provided by operating activities, and, if necessary, the borrowing capacity of up to $30 million available under its revolving credit facility (see Note 5) will be sufficient to meet its working capital, debt repayment and capital expenditure requirements until at least November 2021.
In the future, the Company may enter into arrangements to acquire or invest in complementary businesses. To facilitate these acquisitions or investments, the Company may seek additional equity or debt financing.
Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company deposits cash and cash equivalents with high-quality financial institutions. Accounts receivable are typically unsecured and are derived from sales of subscriptions and support, as well as professional services, principally to large creditworthy technology, industrial, consumer goods, pharmaceutical and energy companies. Credit risk is concentrated primarily in North America, Europe, and parts of Asia. The Company has historically experienced insignificant credit losses. The Company maintains allowances for estimated credit losses based on management’s assessment of the likelihood of collection.
Recently Issued or Adopted Authoritative Accounting Guidance
The Company adopted ASC 606 effective March 1, 2019 for all customer contracts. ASC 606 superseded the revenue recognition requirements in ASC 605, Revenue Recognition. ASC 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services through a five-step process:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligation in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligation in the contract

•
Recognition of revenue as performance obligations are satisfied

The new standard also included ASC 340-40, which addressed accounting for the cost to obtain contracts. ASC 340-40 requires the costs to obtain contracts to be recognized over the period that products and services are expected to be delivered, including likely renewals. The Company adopted ASC 606 using the modified retrospective transition method.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases which codified ASC 842 Leases. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. For operating leases, a lessee is required to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. This ASU is effective for calendar fiscal years beginning after December 15, 2020. Earlier application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company believes the adoption of this ASU will result in a material increase to assets and liabilities as right-of-use leased assets and lease liabilities will be recorded on the consolidated balance sheet.
In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that in a statement of cash flows, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018. The Company has adopted this standard for the fiscal year ended February 29, 2020 and is reflected in the comparable prior period.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. This ASU is effective for annual periods beginning after December 15, 2021. Earlier application is permitted. The Company does not believe the adoption of this ASU will have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Simplifying Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The guidance amends certain disclosure requirements that had become redundant, outdated, or superseded. Additionally, this guidance amends accounting for the interim period effects of changes in tax laws or rates and simplifies aspects of the accounting for franchise taxes. ASU 2019-12 is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.
3. REVENUE
The Company generates revenue from the sale of subscriptions and professional services. The Company recognizes revenue when the customer contract and associated performance obligations have been identified, the transaction price has been determined and allocated to the performance obligations in the contract, and the performance obligations have been satisfied. The Company recognizes revenue net of any taxes collected from customers, which are subsequently remitted to governmental authorities.
Subscription Revenue — The Company offers cloud based on demand software solutions, which enable its customers to have constant access to its solutions without the need to manage and support the software and associated hardware themselves. The Company houses the hardware and software in third party facilities and provides its customers with access to the software solutions, along with data security and storage, backup, and recovery services, and solution support. The Company’s customer contracts typically have a term of three to five years. The Company primarily invoices its customers for subscriptions in advance for annual use of the software solutions. The Company’s payment terms typically require customers to pay within 30 to 90 days from the invoice date.

Professional Services — Professional services revenue is derived primarily from fees for enabling services, including solution consulting and solution deployment. These services are often sold in conjunction with the sale of the Company’s solutions. The Company provides professional services primarily on a time and materials basis, but also on a fixed fee basis. Customers are invoiced for professional services either monthly in arrears or, as with fixed fee arrangements, in advance and upon reaching project milestones. Professional services revenue is recognized over time. For services that are contracted for at a fixed price, progress is generally measured based on labor hours incurred as a percentage of the total estimated hours required for complete satisfaction of the related performance obligations. For services that are contracted on at time and materials or prepaid basis, progress is generally based on actual labor hours expended. These input methods (e.g. hours incurred or expended) are considered a faithful depiction of the Company’s efforts to satisfy services contracts as they represent the performance obligation consumed by the customer and performed by the Company and therefore reflect the transfer of services to a customer under such contracts. The adoption of the new standard did not result in a material change to the revenue recognition of professional services.
The Company enters into arrangements with multiple performance obligations, comprising of subscriptions and professional services. Arrangements with customers typically do not provide the customer with the right to take possession of the software supporting the on-demand solutions. The Company primarily accounts for subscription and professional services revenue as separate units of accounting and allocates revenue to each deliverable in an arrangement based on standalone selling price. The Company evaluates the standalone selling price for each element by considering prices the Company charges for similar offerings, size of the order and historical pricing practices.
Total Revenue by Geographic Locations — Revenue by geographic regions consisted of the following (in thousands):
	For the Six Months Ended
	August 31, 2020	August 31, 2019
Americas	$157,799	$132,398
Europe	2,697	2,920
Asia Pacific	4,445	1,877
Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was approximately 96 percent and 97 percent during the first six months of fiscal 2021 and 2020, respectively. No other country represented more than ten percent of total revenue during those periods.
Remaining Performance Obligations — Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed where they are able to terminate for convenience without payment of a substantive penalty under the contract. Additionally, as a practical expedient, the Company has not disclosed the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. As of August 31, 2020, and February 29, 2020, approximately $512.1 million and $566.8 million of revenue is expected to be recognized from remaining performance obligations, respectively. These amounts are expected to be recognized over the next five years.
Contract Assets and Liabilities — Contract assets primarily represent revenues recognized for performance obligations that have been satisfied but for which amounts have not been billed. Contract assets as of August 31, 2020, and February 29, 2020, were $2.3 million and $2.4 million, respectively. Contract liabilities consist of deferred revenue. Deferred revenue includes billings in excess of revenue recognized related subscription contracts and professional services and is recognized as revenue when the Company performs under the contract. Deferred revenue as of August 31, 2020, and February 29, 2020, was $112.2 million and $ 144.7 million, respectively. Revenue recognized during the six months ended August 31, 2020, included in deferred revenue at the beginning of the period was $108.6 million.

Sales Commissions — With the adoption of ASC 606 and ASC 340-40, Other Assets and Deferred Cost-Contracts with Customers, the Company began deferring and amortizing sales commissions that are incremental and directly related to obtaining customer contracts. Amortization expense of $2.0 million and $0.5 million was recorded to sales and marketing expense in the accompanying consolidated statements of comprehensive loss for the six-month periods ended August 31, 2020, and August 31, 2019, respectively. Certain sales commissions that would have an amortization period of less than a year are expensed as incurred to sales and marketing expense.
4. INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following (in thousands):
	As of August 31, 2020
	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Indefinite-lived:
Trade name		$11,849	$—	$11,849
Definite-lived:
Trade name	15.0	20,555	(3,704)	16,851
Noncompete agreements	4.2	1,919	(1,919)	—
Customer relationships	12.8	377,160	(85,127)	292,033
Technology	6.5	113,547	(45,656)	67,891
Content library	10.0	57,000	(6,650)	50,350
Backlog	4.0	7,000	(5,833)	1,167
		577,181	(148,889)	428,292
Total		$589,030	$(148,889)	$440,141

	As of February 29, 2020
	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Indefinite-lived:
Trade name		$11,849	$—	$11,849
Definite-lived:
Trade name	15.0	20,555	(3,023)	17,532
Noncompete agreements	4.2	1,919	(1,894)	25
Customer relationships	12.8	377,160	(70,159)	307,001
Technology	6.5	113,547	(37,603)	75,944
Content library	10.0	57,000	(3,800)	53,200
Backlog	4.0	7,000	(4,958)	2,042
		577,181	(121,437)	455,744
Total		$589,030	$(121,437)	$467,593
The E2open trade name is indefinite-lived. Acquired trade names are definite-lived as over time the Company may rebrand acquired products and services as E2open.
The Company recorded amortization expense related to intangible assets of $27.4 million and $21.9 million for the six months ended August 31, 2020, and August 31, 2019, respectively.

5. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS
Notes payable and capital lease obligations outstanding was as follows (in thousands):
	August 31, 2020	February 29, 2020
Term Loan Due 2024	$909,590	$914,184
Amber Term Loan	36,588	36,588
Revolving Credit Facility	—	15,000
Debt issuance costs	(18,340)	(20,497)
Other notes payable	558	376
Capital lease obligations	14,630	6,057
Total notes payable and capital lease obligations	943,026	951,708
Less: current portion	$(51,802)	$(64,902)
Notes payable and capital lease obligations, less current portion, net	$891,224	$886,806
Amber Term Loan — In connection with the acquisition of Amber Road, the Company assumed a term loan that is guaranteed by Insight (the “Amber Term Loan”). As of August 31, 2020, the loan had a principal amount of $36.6 million, payable at maturity in April 2021. The interest rate on the loan was 2.26% at August 31, 2020. There are no premiums or penalties on voluntary prepayment of the Amber Term Loan.
Term Loan and Revolving Credit Facility Due 2024 — In November 2018, the Company entered into a credit agreement, including an initial term loan of $400.0 million, delayed draw term loans of up to $80.0 million (together, the “Term Loan Due 2024”) and a revolving credit facility of up to $30.0 million (“Revolving Credit Facility”). In connection with the Amber Road acquisition in July 2020, the Company borrowed an additional $441 million.
The Term Loan Due 2024 and Revolving Credit facility are fully and unconditionally guaranteed, jointly and severally, by the Company and its wholly owned subsidiaries and are secured by all tangible and intangible property of the Company and its guarantors.
The Term Loan Due 2024 matures in November 2024 and will amortize in quarterly installments beginning February 2019, with the balance payable on the final maturity date. The Company may make voluntary prepayments on the Term Loan Due 2024, in whole or in part, without premium or penalty, except in the instance of refinancing with new indebtedness or a change in control, where prepayment premiums will apply. Additionally, the agreement requires the Company to make early principal payments on an annual basis beginning February 2020, if cash flows for the year, as defined in the agreement, exceed certain levels specified in the agreement. No early principal payments have been required as of October 2020.
Upon the acquisition of Amber Road, the Term Loan Due 2024 was amended, and interest rates were increased by 0.75%. Interest incurred under the Term Loan Due 2024 and Revolving Credit Facility was at the borrower’s option at either (a) a LIBOR rate plus an applicable margin of 5.75%, as amended, or (b) a base rate, plus an applicable margin of 4.75%, as amended. The interest rate for the Term Loan Due 2024 was 7.7% at August 31, 2020.
The Term Loan Due 2024 and Revolving Credit Facility agreement contain a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s ability and the ability of its subsidiaries: (a) to incur additional indebtedness; (b) issue preferred equity interests; (c) incur liens; (d) consolidate, merge; liquidate or dissolve; (e) make investments, loans and acquisitions; (f) sell, transfer, lease or dispose of assets, including equity of its subsidiaries; (g) engage in sale-leaseback transactions; (h) make restricted payments; (i) engage in transactions with its affiliates; and (j) enter into restrictive agreements.
The credit agreement governing the Term Loan Due 2024 and Revolving Credit Facility requires the Company to maintain a Total Leverage Ratio, as defined in the agreement, under a stated maximum threshold. The Term Loan Due 2024 and Revolving Credit Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default. At August 31, 2020, the Company was in compliance with the covenants of the Term Loan Due 2024 and Revolving Credit Facility.
The following table sets forth future principal payment obligations of the Company’s notes payable (in thousands):
Fiscal year ending:
2021	$45,148
2022	14,641
2023	12,792
2024	11,356
2025	877,429
Total minimum payments	961,366
Less: current portion	(51,802)
Notes payable and capital lease obligations, less current portion	$909,564
6. RELATED PARTY TRANSACTIONS
In connection with the Amber Road acquisition, the Company paid $5.3 million and $3.0 million to Insight and another member of the syndicate of private equity investors in the Company, respectively, in exchange for their commitment to contribute equity funding for the acquisition if needed. No equity funding was needed for the acquisition, and therefore the expense is included in acquisition-related expenses in the accompanying consolidated statements of comprehensive loss for the six months ended August 31, 2019, as these amounts were paid to the two investors for deal related transaction services incurred with the Amber Road acquisition.
In connection with the Amber Road acquisition, the Company also assumed a $36.6 million term loan that is guaranteed by Insight. See “Amber Term Loan” referenced in Note 5 for further discussion.
7. COMMITMENTS AND CONTINGENCIES
Operating Leases — The Company leases its primary office space under non-cancelable operating leases with various expiration dates through August 2027. Rent expense for the periods ended August 31, 2020 and August 31, 2019 was $4.2 million and $3.7 million, respectively. Future minimum lease payments under non-cancelable operating leases as of August 31, 2020, are as follows (in thousands):
Fiscal year ending:
2021	$3,995
2022	5,864
2023	4,040
2024	3,330
2025	2,306
Thereafter	1,679
Total minimum lease payments	$21,214
Contingencies — From time to time, the Company is subject to contingencies that arise in the ordinary course of business. The Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not currently believe the resolution of any such contingencies will have a material adverse effect upon the Company’s consolidated balance sheets, statements of comprehensive loss, or statements of cash flows.

8. INCOME TAXES
The effective tax rate was (53%) and 3% for the six months ended August 31, 2020 and August 31, 2019, respectively. The six-months effective tax rate differs significantly from our statutory tax rate of 21%. For the six months ended August 31, 2020, the effective tax rate differs from the statutory tax rate primarily due to pre-tax losses taxed at affiliate which have no impact on income tax expense and pre-tax income in the Company’s U.S. consolidated tax groups and foreign subsidiaries. The change from the prior comparable period is primarily due to a change in the Company’s transfer pricing implemented in the current year. For the six months ended August 31, 2019, the effective tax rate differs from the statutory tax rate primarily due to earnings taxed at affiliate, foreign taxes, and pre-tax losses in U.S. corporate tax filing groups that are not fully offset by a valuation allowance.
9. MEMBERS EQUITY AND UNIT-BASED COMPENSATION
The Company has three classes of units: Class A, Class A-1, and Class B. Class A units are the only units with voting rights. Holders of Class A and Class A-1 units are entitled to priority distributions until each unit has received $1.00 per unit. Remaining distributions (if any) are to be made pro rata to all units. Class B units are incentive, profit-interest units issued to management, which participate so long as the Company has made distributions to any Class A units equal to the participation level of the applicable Class B units. Issued and outstanding Class A and Class A-1 units were 349.2 million and 7.1 million, respectively, at August 31, 2020, and 349.0 million and 6.1 million, respectively, at February 29, 2020.
The Company has unit-based compensation plans that authorize (a) the discretionary granting of unit options and (b) the discretionary issuance of non-vested restricted units.
Unit Options — In 2015, the Company adopted the 2015 Unit Option Plan (“2015 Plan”). Under the 2015 Plan, the Company issued Series A unit options to certain employees eligible to participate in the Company’s unit option plan. The options issued under the 2015 Plan are subject to certain transfer restrictions and are initially deemed to be unvested. With respect to options issued to certain employees, options either vest 25% in the first year, and quarterly thereafter over a four-year period (“Time-Based Units”) or based upon an exit event (“Exit-Based Units”). The vesting of both the Time-Based Units and Exit-Based Units are subject to the employee’s continued employment with the Company.
Fair value of the unit options is determined on the date of grant using a pricing model affected by the Company’s unit price, as well as by certain assumptions including the Company’s expected equity price volatility over the term of the awards, actual and projected employee option exercise behavior, risk-free interest rates, and expected dividends. The estimated grant-date fair values of the unit options for the year ended August 31, 2020, were calculated using the Black-Scholes option-pricing valuation model. The expected term represents the period that the unit options are expected to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules, and expectations of future employee behavior as influenced by changes to the terms of the Company’s unit options. The Company estimated the expected term, using the simplified method due to limited exercise data, to be the period of time between the date of grant and the midpoint between option vesting and expiration. The Company estimated the expected volatility of its unit options based on the average of historical and implied volatility of comparable companies from a representative peer group based on industry and market capitalization data. The risk-free interest rate represents the yield on a constant maturity U.S. Treasury security with a term equal to the expected term of the options. Expected dividend yield is set at zero because the Company does not expect to pay dividends during the term of the option and historically has not paid any dividends to its equity holders. Management made an estimate of expected forfeitures and is recognizing compensation costs only for those options expected to vest. The Company is authorized to issue 46.0 million unit options under the 2015 Plan. As of August 31, 2020, and August 31, 2019, outstanding unit options were 20.4 million and 21.7 million, and unit options available for grant were 1.8 million and 2.7 million, respectively.

Activity under the Company’s option plan for the fiscal years presented is as follows:
	For the Six Months Ended August 31, 2020
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value Per Unit
Balance outstanding at February 29, 2020	22,001	$1.51
Grants	—	—
Exercises	(1,290)	1.45
Forfeitures	(287)	1.64
Balance outstanding at August 31, 2020	20,424	$1.51

	For the Six Months Ended August 31, 2019
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value Per Unit
Balance outstanding at February 28, 2019	18,617	$1.34
Grants	3,355	1.65
Exercises	(3)	1.65
Forfeitures	(255)	1.63
Balance outstanding at August 31, 2019	21,714	$1.38
As of August 31, 2020, the Company had $3.3 million of unrecognized compensation cost, excluding estimated forfeitures, related to unvested options, which is expected to be recognized over a weighted-average period of 1.4 years.
The Company did not recognize any compensation expense for Exit-Based units, for the periods ended August 31, 2020 and August 31, 2019, as these awards were not probable of vesting during these time periods.
Restricted Equity Plan — In 2015, The Company established the 2015 Restricted Equity Plan (“2015 Restricted Plan”) that was adopted for certain officers eligible to participate in the 2015 Restricted Plan. The units issued under the 2015 Restricted Plan are subject to certain transfer restrictions and are initially deemed to be unvested. With respect to units issued to certain officers, B units either vest 25% annually over a four-year period (“Time-Based Units”) or based upon an exit event (“Exit-Based Units”). The vesting of both the Time-Based Units and Exit-Based Units are subject to the employee’s continued employment with the Company. The Company has authorized 32.0 million units under the Restricted Plan. As of August 31, 2020, and August 31, 2019, outstanding restricted units were 22.0 million and 21.5 million, respectively. No restricted units were available for grant as of August 31, 2020, or August 31, 2019.
Activity under the Company’s 2015 Restricted Plan for the six months ended August 31, 2020 and August 31, 2019 is as follows.
	For the Six Months Ended August 31, 2020
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value Per Unit
Awards not vested at February 28, 2020	8,955	$1.40
Awards granted	—	—
Awards released	(1,929)	1.48
Awards canceled and forfeited	—	—
Awards not vested at August 31, 2020	7,026	$1.38

	For the Six Months Ended August 31, 2019
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value Per Unit
Awards not vested at February 28, 2019	12,651	$1.41
Awards granted	500	1.65
Awards released	(2,098)	1.47
Awards canceled and forfeited	—	—
Awards not vested at August 31, 2019	11,053	$1.41
Unrecognized compensation expense related to the B units was $7.4 million as of the August 31, 2020, which is expected to be recognized over a weighted-average period of 0.8 year. The Company did not recognize any compensation expense for Exit-Based Units, for the fiscal years ended August 31, 2020 and August 31, 2019.
10. FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents; investments; accounts receivable, net; accounts payable; acquisition-related obligations; notes payable; and capital lease obligations. Accounts receivable, net; accounts payable; and acquisition-related obligations are stated at their carrying value, which approximates fair value, due to their short maturity. The Company measures its cash equivalents and investments at fair value, based on an exchange or exit price which represents the amount that would be received for an asset sale or an exit price, or paid to transfer a liability in an orderly transaction between knowledgeable and willing market participants. The Company estimates the fair value for notes payable and capital lease obligations by discounting the future cash flows of the related note and lease payments. At August 31, 2020 and August 31, 2019, the fair value of the cash and cash equivalents, restricted cash, notes payable and capital lease obligations approximates their recorded values.
The following tables set forth investments at August 31, 2020 and August 31, 2019 (in thousands):
As of August 31, 2020:
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities	$—	$—	$—	$—
Cash held in escrow	—	—	—	—
Asset-backed securities	162	59	—	221
Total investments	$162	$59	$—	$221
As of February 29, 2020:
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities	$—	$—	$—	$—
Cash held in escrow	—	—	—	—
Asset-backed securities	162	17	—	179
Total long-term investments	$162	$17	$—	$179
As a basis for considering such assumptions, accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs, such as quoted prices in an active market;
Level 2 — Inputs other than the quoted prices an active market that are observable either directly or indirectly; and

Level 3 — Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources. Unobservable inputs reflect the Company’s assessment of the assumptions market participants would use to value certain financial instruments. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of August 31, 2020 and February 29, 2020, are summarized as follows (in thousands):
	August 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market	$—	$—	$—	$—
Total cash equivalents	—	—	—	—
Investments:
Asset-backed securities	—	221	—	221
Total investments	—	221	—	221
Total assets	$—	$221	$—	$221
Liabilities
Earn-out liability	$—	$—	$2,000	$2,000
Total liabilities	$—	$—	$2,000	$2,000

	February 29, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market	$4	$—	$—	$4
Total cash equivalents	4	—	—	4
Investments:
Asset-backed securities	—	179	—	179
Total investments	—	179	—	179
Total assets	$4	$179	$—	$183
Liabilities
Earn-out liability	$—	$—	$2000	$2000
Total liabilities	$—	$—	$2000	$2000
The fair values of the Company’s Level 1 financial instruments, which are traded in active markets, are based on quoted market prices for identical instruments. The fair values of the Company’s Level 2 financial instruments are based on quoted market prices for comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data. The Company’s earn-out liabilities are valued using a Monte Carlo simulation model or the Black-Scholes option-pricing model. The assumptions used in preparing these models include estimates such as revenue growth rates, volatility, contractual terms, discount rates, and risk-free interest rates. These valuation models use unobservable market input and therefore, the liabilities are classified as Level 3.

11. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 6, 2020, the date the consolidated statements were available to be issued.
On October 14, 2020, the Company and CC Neuberger Principal Holdings I (“CCNB1”), along with the other parties thereto, entered into a definitive Business Combination Agreement (the “Business Combination Agreement”). The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) CCNB1 will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which CCNB1 will change its name to “E2open Parent Holdings, Inc.”; (b) immediately following the Domestication, simultaneously, each wholly owned subsidiary of CCNB1 formed for the purpose of merging with certain equity holders of the Company treated as corporations for U.S. federal income tax purposes (each, a “Blocker”) will merge with and into a Blocker (collectively, the “Blocker Mergers”), resulting in the equity interests of each Blocker being converted into the right to receive a portion of the merger consideration under the Business Combination Agreement, and thereafter, each of the surviving blockers will merge with and into CCNB1, with CCNB1 as the surviving company (collectively, the “Buyer Mergers”), resulting in the cancellation of the equity interests of such surviving blockers and CCNB1 directly owning all of the equity interests previously held by the Blockers in E2open Holdings; (c) immediately following the Buyer Mergers, the wholly owned subsidiary of CCNB1 formed for the purpose of merging with the Company will merge with and into the Company, with the Company as the surviving company (the “Company Merger”), resulting in (i) the Company becoming a subsidiary of CCNB1, (ii) the equity interests of the Company (excluding those held by the Blockers and CCNB1) being converted into the right to receive a portion of the merger consideration under the Business Combination Agreement, and (iii) the equity interests of the Company held by CCNB1 being converted into the right to receive certain newly created equity interests of the Company; (d) CCNB1 will contribute, as a capital contribution in exchange for a portion of the equity interests in the Company it acquired in the Company Merger, an amount of cash available after payment of the merger consideration under the Business Combination Agreement, which will be used by the Company pay transaction expenses and reduce existing indebtedness and fund the expense account of the representative of the Company’s equity holders under the Business Combination Agreement; and (e) the limited liability company agreement of the Company will be amended and restated to, among other things, reflect the Company Merger and admit E2open Parent Holdings, Inc. as the managing member of the Company.
On October 14, 2020, the Company was provided a commitment for financing from a syndicate of lenders including Goldman Sachs Bank USA, Credit Suisse AG, Golub Capital LLC, Deutsche Bank AG New York Branch, Jefferies Finance LLC and Blackstone Holdings Finance Co. L.L.C. in the form of a $525 million “covenant-lite” term loan containing no financial maintenance covenants and a $75 million revolver, which financing is expected to be funded concurrently with the completion of the Business Combination. The new term loan is expected to mature seven years after the Closing Date and the new revolving facility is expected to mature five years after the Closing Date. Loans under the Credit Facilities are expected to bear interest, at E2open’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread. All obligations of E2open under the Credit Facilities and, at the option of E2open, under hedging agreements and cash management arrangements will be guaranteed by E2open Holdings, E2open (other than with respect to its own primary obligations) and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. organized restricted subsidiary of E2open (subject to customary exceptions). The closing of the new debt financing is conditioned on, among other things, the consummation of the Business Combination. This new financing, along with the proceeds from the Business Combination noted above, will be used to refinance the term loan due 2024, pay off the SVB Credit Facility, distribute cash to existing shareholders, provide cash for working capital, and pay transaction fees incurred with the Business Combination. The new term loan has an interest rate of LIBOR plus 3.5%. The Company’s existing term loan due 2024 and related revolving credit facility are expected to be terminated upon repayment.

E2open Holdings, LLC and Subsidiaries
Consolidated Financial Statements
as of and for the Fiscal Years Ended February 29, 2020 and February 28, 2019,
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Members and the Board of Directors of E2open Holdings, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of E2open Holdings, LLC and Subsidiaries (the Company) as of February 29, 2020 and February 28, 2019, and the related consolidated statements of comprehensive loss, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 29, 2020 and February 28, 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Adoption of ASU 2014-09
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2020 due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
Austin, Texas
November 6, 2020

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
	February 29, 2020	February 28, 2019
Assets
Current Assets
Cash and cash equivalents	$19,494	$48,873
Restricted cash	28,934	30,515
Short-term investments	—	559
Accounts receivable – net of allowance of $1,886 and $1,631, respectively	118,777	49,341
Prepaid expenses and other current assets	12,602	7,662
Total current assets	179,807	136,950
Long term investments	179	186
Goodwill	752,756	482,378
Intangible assets, net	467,593	313,045
Property and equipment, net	25,232	15,049
Other noncurrent assets	14,445	3,496
Total Assets	$1,440,012	$951,104
Liabilities and Member’s Equity
Current Liabilities
Accounts payable and accrued liabilities	$58,451	$42,675
Incentive program payable	28,934	30,515
Deferred revenue	142,027	73,017
Acquisition-related obligations	3,100	3,699
Current portion of notes payable and capital lease obligations	64,902	9,590
Total current liabilities	297,414	159,496
Long-term deferred revenue	2,656	3,763
Notes payable and capital lease obligations	886,806	465,714
Other noncurrent liabilities	38,544	18,888
Total liabilities	1,225,420	647,861
Commitments and Contingencies (Note 14)
Member’s Equity
Member’s capital	433,992	425,822
Accumulated other comprehensive loss	(898)	(1,124)
Accumulated deficit	(218,502)	(121,455)
Total member’s equity	214,592	303,243
Total Liabilities and Member’s Equity	$1,440,012	$951,104
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019
Revenue
Subscription revenue	$243,981	$153,634
Professional services	61,121	47,573
Total revenue	305,102	201,207
Cost of Revenue
Subscriptions	59,113	33,537
Professional services and other	42,414	31,673
Amortization of acquired intangible assets	19,538	8,350
Total cost of revenue	121,065	73,560
Gross Profit	184,037	127,647
Operating Expenses
Research and development	61,882	42,523
Sales and marketing	53,605	34,398
General and administrative	51,799	28,001
Acquisition-related expenses	26,709	15,577
Amortization of acquired intangible assets	31,129	20,061
Total operating expenses	225,124	140,560
Loss from operations	(41,087)	(12,913)
Interest and other expense, net	(67,554)	(20,846)
Loss on extinguishment of debt	—	(4,604)
Total other expenses	(67,554)	(25,450)
Loss before income tax benefit	(108,641)	(38,363)
Income tax benefit	(7,271)	(8,245)
Net loss	(101,370)	(30,118)
Other comprehensive income (loss), net
Net change in unrealized loss on investments	(7)	(2,777)
Net foreign currency translation gains (losses)	233	(73)
Total other comprehensive income (loss), net	226	(2,850)
Comprehensive loss	$(101,144)	$(32,968)
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019
Operating Activities
Net Loss	$(101,370)	$(30,118)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Unit-based compensation	8,222	8,166
Depreciation and amortization	60,416	34,348
Amortization of deferred commissions	2,238	—
Amortization of debt issuance cost	3,519	1,296
Change in fair value of acquisition earn-out liability	(146)	(77)
Gain on sale of short-term investment	—	(2,246)
Loss on disposal of property and equipment	142	47
Loss on extinguishment of debt	—	4,604
Changes in operating assets and liabilities:
Accounts receivable, net	(49,992)	(7,958)
Prepaid expenses and other current assets	(1,276)	726
Other noncurrent assets	(9,113)	(472)
Accounts payable and accrued liabilities	5,493	(6,284)
Deferred revenue	36,770	1,406
Changes in other liabilities	(9,169)	(9,370)
Incentive program payable	(1,581)	15,815
Net cash (used in) provided by operating activities	(55,847)	9,883
Investing Activities
Capital expenditures	(11,563)	(2,712)
Payments for acquisitions – net of cash acquired	(431,399)	(244,449)
Sale of marketable securities	—	11,419
Net cash used in investing activities	(442,962)	(235,742)
Financing Activities
Proceeds from sale of membership units	63	85
Repurchase of membership units, net	(115)	(1,564)
Proceeds from indebtedness	492,588	480,000
Repayments of indebtedness	(5,529)	(197,979)
Debt extinguishment costs	—	(3,085)
Repayments of capital lease obligations	(6,449)	(5,245)
Payments of debt issuance costs	(12,941)	(11,538)
Net cash provided by financing activities	467,617	260,674
Effect of exchange rate changes on cash and cash equivalents	232	(112)

See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands)
	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019
Net (decrease) increase in cash and cash equivalents and restricted cash	(30,960)	34,703
Cash and cash equivalents and restricted cash – beginning of year	79,388	44,685
Cash and cash equivalents and restricted cash – end of year	$48,428	$79,388
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$19,494	$48,873
Restricted cash	28,934	30,515
Total cash, cash equivalents and restricted cash	$48,428	$79,388
Supplemental Information – Cash Paid for:
Interest	$62,159	$22,744
Income taxes	$1,825	$1,223
Non-Cash Investing and Financing Activities:
Capital expenditures financed under capital lease obligations	$3,218	$3,612
Capital expenditures included in accounts payable and accrued liabilities	$2,175	$432
Prepaid software, maintenance, and insurance under notes payable	$—	$112
Membership units issued in connection with acquisitions	$—	$9,394

See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY
(In thousands, except share data)
	Member’s Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Member’s Equity
Balance, February 28, 2018	$409,741	$1,726	$(91,337)	$320,130
Investment by member	85	—	—	85
Net assets contributed by member	9,394	—	—	9,394
Repurchase of membership units	(1,564)	—	—	(1,564)
Unit-based compensation expense	8,166	—	—	8,166
Net loss and other comprehensive loss	—	(2,850)	(30,118)	(32,968)
Balance, February 28, 2019	425,822	(1,124)	(121,455)	303,243
Adoption of new accounting standard	—	—	4,323	4,323
Adjusted Balance, February 28, 2019	425,822	(1,124)	(117,132)	307,566
Investment by member	63	—	—	63
Repurchase of membership units	(115)	—	—	(115)
Unit-based compensation expense	8,222	—	—	8,222
Net loss and other comprehensive income	—	226	(101,370)	(101,144)
Balance, February 29, 2020	$433,992	$(898)	$(218,502)	$214,592
See notes to consolidated financial statements.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
1. ORGANIZATION AND DESCRIPTION OF BUSINESS
E2open Holdings, LLC is a Delaware limited liability company headquartered in Austin, Texas. The consolidated financial statements include the accounts of E2open Holdings, LLC and its wholly owned subsidiaries (collectively, the “Company” or “E2open”). The Company is owned by a syndicate of private equity investors led by Insight Venture Partners (“Insight”). Insight is a leading global venture capital and private equity firm investing in high-growth technology and software companies that are driving transformative change in their industries.
E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. The Company’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the business-critical nature of the Company’s solutions, it maintains deep, long-term relationships with its customers across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Fiscal Year — The Company’s fiscal year ends on the last day of February each year.
Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting period. Such management estimates include reserves for bad debt, goodwill and other long-lived assets, estimates of standalone selling price of performance obligations for revenue contracts with multiple performance obligations, unit-based compensation, valuation allowances for deferred tax assets and uncertain tax positions, and the accounting for business combinations. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates.
Segments — The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). For the fiscal years ended February 29, 2020 and February 28, 2019, the Company’s CODM was its chief executive officer.
The CODM evaluates the Company’s financial information and performance on a consolidated basis. The Company operates with centralized functions and delivers most of its products in a similar way on an integrated cloud-based platform.
Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company deposits cash and cash equivalents with high-quality financial institutions. Accounts receivable are typically unsecured and are derived from sales of subscriptions and support, as well as professional services, principally to large creditworthy technology, industrial, consumer goods, pharmaceutical and energy companies. Credit risk is concentrated primarily in North America, Europe, and parts of Asia. The Company has historically experienced insignificant credit losses. The Company maintains allowances for estimated credit losses based on management’s assessment of the likelihood of collection.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At February 29, 2020 and February 28, 2019, the Company had deposits in financial institutions that exceeded the federally insured limits by $10.6 million and $38.8 million, respectively.
Restricted Cash — Restricted cash represents customer deposits for the incentive payment program. The Company offers services to administer incentive payments to partners on the Company’s customers’ behalf. The Company’s customers deposit these funds into a restricted cash account. The offset to these restricted cash amounts is included as a liability in incentive program payables.
Accounts Receivable, Net of Allowance — Accounts receivable are initially recorded upon the sale of solutions to customers. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of certain customers to make the required payments. When determining the allowances for doubtful accounts, the Company takes several factors into consideration, including the overall composition of the accounts receivable aging, prior history of accounts receivable write-offs and experience with specific customers. The Company writes off accounts receivable when they are determined to be uncollectible. Changes in the allowances for doubtful accounts are recorded as bad debt expense and are included in general and administrative expense in the consolidated statements of comprehensive loss.
Business Combinations — The Company accounts for business combinations in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, and, accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. Some changes in the estimated fair values of the net assets recorded for acquisitions that qualify as measurement period adjustments within one year of the date of acquisition will change the amount of the purchase price allocable to goodwill. All acquisition costs are expensed as incurred, and in-process research and development costs, if any, are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. The results of operations of acquired businesses are included in the consolidated financial statements beginning on the acquisition date.
Goodwill — Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets of acquired entities. The Company performs a goodwill impairment test annually during the fourth quarter of the fiscal year and more frequently if an event or circumstance indicates that impairment may have occurred. Triggering events that may indicate a potential impairment include but are not limited to significant adverse changes in customer demand or business climate, obsolescence of acquired technology, and related competitive considerations.
The Company performs the goodwill impairment test in accordance with guidance issued by the Financial Accounting Standards Board (the “FASB”). The guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company has one reporting unit and did not record any goodwill impairment charges for the fiscal years ended February 29, 2020 or February 28, 2019.
Intangible Assets, Net — The Company has intangible assets with both definite and indefinite useful lives. Definite-lived intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives. The straight-line method approximates the manner in which cash flows are generated from the intangible assets. Amortization periods for definite-lived intangible assets are as follows:

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Trade name	15 years or Indefinite
Noncompete agreements	1 – 5 years
Customer relationships	10 – 15 years
Technology	1 – 7 years
Content library	10 years
Backlog	4 years
The indefinite-lived assets that are not subject to amortization consist of a trade name. The Company tests this indefinite-lived intangible asset for impairment on an annual basis during the fourth quarter of the fiscal year or more frequently if an event occurs or circumstances change that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying amount. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If this is the case, a quantitative assessment is performed. The qualitative impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using the relief from royalty method, with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value.
Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management but are inherently uncertain. Critical estimates in valuing the intangible assets include, but are not limited to, forecasts of the expected future cash flows attributable to the respective assets, anticipated growth in revenue from the acquired customer and product base, and the expected use of the acquired assets.
Property and Equipment, Net — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized using the straight-line method over the remaining lease term or the estimated lives of the assets, if shorter. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in the consolidated statements of comprehensive loss. No material gains or losses on disposal of property and equipment were recorded for the fiscal years ended February 29, 2020 and February 28, 2019.
Impairment of Long-Lived Assets — The Company evaluates the recoverability of its long-lived assets, which consist principally of property and equipment and acquired intangible assets with finite lives, whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparing the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. If that review indicates that the carrying amount of the long-lived asset is not recoverable, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any long-lived asset impairment charges during the fiscal years ended February 29, 2020 and February 28, 2019.
Indemnification — The Company includes service-level commitments to its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs as a result of such commitments and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements. The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of service as a director or officer. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid. The Company’s arrangements include provisions indemnifying customers against liabilities if the Company’s products infringe a third-party’s intellectual property rights. The Company has not incurred any costs as a result of

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.
Advertising Costs — Advertising costs, which include primarily print materials and sponsorship of events, are expensed as incurred and included in sales and marketing expense in the consolidated statements of comprehensive loss. Advertising expense for the fiscal years ended February 29, 2020 and February 28, 2019 were insignificant.
Severance and Exit Costs — Severance expenses consist of severance for employees that have been terminated or identified for termination. Exit costs consist of expenses associated with vacating certain facility leases prior to the lease term which generally include the remaining payments on an operating lease. Lease termination obligations are reduced for future sublease income. Severance costs related to workforce reductions are recorded when the Company has committed to a plan of termination and notified the employees of the terms of the plan.
Acquisition-Related Expenses — Acquisition-related expenses consist of third-party accounting, legal, investment banking fees, severance, facility exit costs, travel expenses, and other expenses incurred solely to prepare for and execute the acquisition and integration of a business. These costs are expensed as incurred.
Unit-Based Compensation — Unit-based compensation expense associated with awards to employees and directors is measured at the grant date based on the fair value of the awards that are expected to vest. For time-based awards, the expense is recognized on a straight-line basis over the requisite service period of the award, which is generally four years. For performance-based awards, the expense is recognized when the performance obligation is probable of occurring. The fair value of options was estimated using the Black- Scholes option-pricing model. Use of this model requires management to make estimates and assumptions regarding expected option life, volatility, risk-free interest rate, and dividend yields. Option forfeitures are estimated based upon the Company’s historical performance. The estimate of forfeitures will be adjusted by the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through the cumulative catch-up adjustment in the period of change and will also affect the amount of unit-based compensation expense to be recognized in future periods. The Company did not have a material change in estimated forfeitures for the fiscal years ended February 29, 2020 and February 28, 2019.
Foreign Currency Translation — The functional currency of the Company’s foreign subsidiaries is generally the local currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the consolidated balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments resulting from the process of translating foreign currency financial statements into U.S. dollars are reported as a component of accumulated other comprehensive income (loss). Transaction gains and losses reflected in the functional currencies are charged to income including or expense at the time of the transaction.
Net transaction gains (losses) from foreign currency contracts recorded in the consolidated statements of comprehensive loss were $0.2 million and ($0.1 million) for the fiscal years ended February 29, 2020 and February 28, 2019, respectively.
Comprehensive Loss — Comprehensive loss includes net loss, as well as other changes in member’s equity that result from transactions and economic events other than those with members. The Company’s elements of other comprehensive income (loss) are unrealized gains on investments and cumulative foreign currency translation adjustments, net of tax.
Deferred Financing Costs — The Company capitalizes underwriting, legal, and other direct costs incurred related to the issuance of debt, which are included in notes payable and capital lease obligations on the accompanying consolidated balance sheets. Deferred financing costs related to notes payable are amortized to interest expense over the terms of the related debt, using the effective interest method. Upon the extinguishment of the related debt, any unamortized deferred financing costs are immediately recorded to

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
gain/loss on extinguishment of debt. Deferred financing costs related to capital lease obligations are amortized on a straight line basis.
Income Taxes — The Company uses the asset and liability method for recording income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.
The Company accounts for uncertain tax positions by reporting a liability for unrecognizable tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
Revenue Recognition — Effective March 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (ASC 606), and all the related amendments, using the modified retrospective method. The Company adopted the new standard for all customer contracts. See Recently Issued or Adopted Authoritative Accounting Guidance below for related discussion.
The Company generates revenue from the sale of subscriptions and professional services. The Company recognizes revenue when the customer contract and associated performance obligations have been identified, the transaction price has been determined and allocated to the performance obligations in the contract, and the performance obligations have been satisfied. The Company recognizes revenue net of any taxes collected from customers, which are subsequently remitted to governmental authorities.
Subscription Revenue — The Company offers cloud-based on-demand software solutions, which enable its customers to have constant access to its solutions without the need to manage and support the software and associated hardware themselves. The Company houses the hardware and software in third-party facilities and provides its customers with access to the software solutions, along with data security and storage, backup, and recovery services, and solution support. The Company’s customer contracts typically have a term of three to five years. The Company primarily invoices its customers for subscriptions in advance for annual use of the software solutions. The Company’s payment terms typically require customers to pay within 30 to 90 days from the invoice date.
The Company also offers cloud-based software solutions, which enable its customers to have access to an electronic commerce transaction platform for the international container shipping industry. The majority of the Company’s contracts provide for fixed annual subscription fees. Some of the Company’s contracts with customers are volume-based transaction fees, based on the volume of transactions booked on the platform for two particular products. For subscription-based contracts, the Company generally invoices annually in advance. Under the previous standard, the Company limited subscription revenue recognition to the contractually billable amounts in each year of the subscription. Under the new standard, subscription revenue is recognized ratably over the life of the contract. The impact of this change was insignificant; therefore, no cumulative adjustment was made to the opening balance sheet for revenue recognition at adoption of the new standard. For transactional based contracts, the Company primarily recognizes revenue and invoices for these transactions once incurred, on a monthly basis. This is unchanged from the previous standard.
Professional Services — Professional services revenue is derived primarily from fees for enabling services, including solution consulting and solution deployment. These services are often sold in conjunction with the sale of the Company’s solutions. The Company provides professional services primarily on a time and materials basis, but also on a fixed fee basis. Customers are invoiced for professional services either monthly in arrears or, as with fixed fee arrangements, in advance and upon reaching project milestones. Professional services revenue is recognized over time. For services that are contracted for at a fixed price,

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
progress is generally measured based on labor hours incurred as a percentage of the total estimated hours required for complete satisfaction of the related performance obligations. For services that are contracted on at time and materials or prepaid basis, progress is generally based on actual labor hours expended. These input methods (e.g. hours incurred or expended) are considered a faithful depiction of the Company’s efforts to satisfy services contracts as they represent the performance obligation consumed by the customer and performed by the Company and therefore reflect the transfer of services to a customer under such contracts. The adoption of the new standard did not result in a material change to the revenue recognition of professional services.
The Company enters into arrangements with multiple performance obligations, comprising of subscriptions and professional services. Arrangements with customers typically do not provide the customer with the right to take possession of the software supporting the on-demand solutions. The Company primarily accounts for subscription and professional services revenue as separate units of accounting and allocates revenue to each deliverable in an arrangement based on standalone selling price. The Company evaluates the standalone selling price for each element by considering prices the Company charges for similar offerings, size of the order and historical pricing practices.
Sales Commissions — With the adoption of ASC 606 and ASC 340-40, Other Assets and Deferred Cost-Contracts with Customers, the Company began deferring and amortizing sales commissions that are incremental and directly related to obtaining customer contracts. Under the previous standard, the Company expensed all sales commissions as incurred. The Company recognized the cumulative effect of adopting the new standard by capitalizing $4.4 million of sales commissions from prior periods and recording an adjustment to accumulated deficit, net of tax, as of the adoption date. The Company amortizes sales commissions over the period that products are expected to be delivered to customers, including expected renewals. The Company determined this period to be four years, beginning when costs are incurred. Amortization expense of $2.2 million was recorded to sales and marketing expense in the accompanying consolidated statements of comprehensive loss for the fiscal year ended February 29, 2020. Certain sales commissions that would have an amortization period of less than a year are expensed as incurred to sales and marketing expense.
Recently Issued or Adopted Authoritative Accounting Guidance
As referenced above, the Company adopted ASC 606 effective March 1, 2019 for all customer contracts. ASC 606 superseded the revenue recognition requirements in ASC 605, Revenue Recognition. ASC 606 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services through a five-step process:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligation in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligation in the contract

•
Recognition of revenue as performance obligations are satisfied

The new standard also included ASC 340-40, which addressed accounting for the cost to obtain contracts. ASC 340-40 requires the costs to obtain contracts to be recognized over the period that products and services are expected to be delivered, including likely renewals.
The Company adopted ASC 606 using the modified retrospective transition method. The period ended February 28, 2019, has not been restated and is reported under the accounting standards in effect for that period. The following table summarizes the cumulative effects of adopting ASC 606 on the Company’s consolidated balance sheet as of March 1, 2019 (in thousands):

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	February 28, 2019	ASC 606 Adoption Adjustments	March 1, 2019
Assets
Prepaid expenses and other current assets	$7,662	$1,520	$9,182
Other noncurrent assets	3,496	2,864	6,360
Liabilities and member’s equity
Other noncurrent liabilities	18,888	61	18,949
Accumulated deficit	(121,455)	4,323	(117,132)
Adoption of the new revenue standard impacted the Company’s consolidated balance sheet as of February 29, 2020, as follows (in thousands):
	Balances without ASC 606 Adoption Impact	ASC 606 Adoption Adjustments	As Reported Balances at February 29, 2020
Assets
Prepaid expenses and other current assets	$8,924	$3,678	$12,602
Other noncurrent assets	6,285	8,160	14,445
Liabilities and member’s equity
Deferred revenue	142,673	(646)	142,027
Other noncurrent liabilities	38,249	295	38,544
Accumulated deficit	(230,691)	12,189	(218,502)
Adoption of the new revenue standard impacted the Company’s consolidated statement of comprehensive loss for the fiscal year ended February 29, 2020 as follows (in thousands):
	Balances without ASC 606 Adoption Impact	ASC 606 Adoption Adjustments	As Reported for Year Ended February 29, 2020
Revenue
Subscription revenue	$243,335	$646	$243,981
Operating expenses
Sales and marketing	61,061	(7,456)	53,605
Income tax benefit	(7,507)	236	(7,271)
Net (loss) income	(109,236)	7,866	(101,370)
Below is a summary of the adoption impacts of the new standard:
•
The Company capitalized $4.4 million of sales commissions on March 1, 2019, with a corresponding adjustment to accumulated deficit, net of tax. The Company is amortizing sales commissions over a four-year period to sales and marketing expense, beginning when the cost was incurred.

•
The Company recognized revenue of $0.6 million for the fiscal year ended February 29, 2020, for certain customer contracts that previously would have been deferred at February 29, 2020. Revenue on these contracts is being recognized ratably over the contract term.

•
Sales commissions of $9.7 million were deferred during the fiscal year ended February 29, 2020, and commissions amortization expense of $2.2 million was recorded to sales and marketing expense for the fiscal year ended February 29, 2020.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
•
The Company recognized an additional $0.1 million deferred tax liability at adoption, and an income tax expense of $0.2 million for the fiscal year ended February 29, 2020, related to the new standard. The impact to the deferred tax liability is included in other noncurrent liabilities on the consolidated balance sheets.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases which codified ASC 842 Leases. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. For operating leases, a lessee is required to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. This ASU is effective for calendar fiscal years beginning after December 15, 2020. Earlier application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company believes the adoption of this ASU will result in a material increase to assets and liabilities as right-of-use leased assets and lease liabilities will be recorded on the consolidated balance sheet.
In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that in a statement of cash flows, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of period total amounts shown on the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018. The Company has adopted this standard for the fiscal year ended February 29, 2020, and restated the consolidated statements of cash flows for the period ended February 28, 2019, in accordance with the new standard.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. This ASU is effective for annual periods beginning after December 15, 2021. Earlier application is permitted. The Company does not believe the adoption of this ASU will have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Simplifying Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The guidance amends certain disclosure requirements that had become redundant, outdated, or superseded. Additionally, this guidance amends accounting for the interim period effects of changes in tax laws or rates and simplifies aspects of the accounting for franchise taxes. ASU 2019-12 is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.
3. REVENUES
Total Revenue by Geographic Locations — Revenue by geographical regions consisted of the following (in thousands):
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Americas	$293,751	$197,245
Europe	6,271	3,594
Asia Pacific	5,080	368
Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
approximately 96 percent and 98 percent during fiscal 2020 and 2019, respectively. No other country represented more than ten percent of total revenue during fiscal 2020 and 2019, respectively.
Contract Assets — As described in Note 1, subscription revenue is generally recognized ratably over the life of the contract. The Company records a contract asset when revenue recognized on a contract exceeds billings. Contract assets were $2.4 million and $1.8 million at February 29, 2020, and February 28, 2019, respectively, and are included in accounts receivable in the accompanying consolidated balance sheets.
Deferred Revenue — Deferred revenue represents amounts that have been invoiced in advance of revenue recognition. Current deferred revenue is recognized within the next twelve months from the balance sheet date. Current deferred revenue was $142.0 million and $73.0 million at February 29, 2020, and February 28, 2019, respectively. Long-term deferred revenue that will be recognized in periods beyond twelve months from the balance sheet date was $2.7 million and $3.8 million at February 29, 2020, and February 28, 2019, respectively. Revenue recognized during fiscal 2020 and fiscal 2019 that was included in deferred revenue at the beginning of those periods was $71.4 million and $66.9 million, respectively.
Remaining Performance Obligations — As of February 29, 2020, $566.8 million of revenue is expected to be recognized from remaining performance obligations for subscription contracts over the next five years. Remaining performance obligations for professional services contracts are recognized within one year or less.
4. LIQUIDITY AND CAPITAL RESOURCES
The Company measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital, capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Current working capital needs relate mainly to employee compensation and benefits, as well interest, debt repayments, capital expenditures, and operating expenses. The Company’s ability to expand and grow its business will depend on many factors, including working capital needs and the evolution of operating cash flows.
The Company had $19.5 million in cash and cash equivalents as of February 29, 2020. The Company believes its existing cash and cash equivalents, cash provided by operating activities, and, if necessary, the borrowing capacity of up to $30 million available under its revolving credit facility (see Note 11) will be sufficient to meet its working capital, debt repayment and capital expenditure requirements until at least November 2021.
In the future, the Company may enter into arrangements to acquire or invest in complementary businesses. To facilitate these acquisitions or investments, the Company may seek additional equity or debt financing.
5. ACQUISITIONS
INTTRA Inc. — On November 26, 2018, the Company acquired INTTRA , Inc., (INTTRA”) a leading ocean shipping network and transportation management software provider. The Company acquired INTTRA for approximately $251.9 million in fixed consideration. The acquisition was funded by proceeds from the Term Loan Due 2024 (see Note 11).
The aggregate amount of consideration paid by the Company was allocated to INTTRA’s net tangible assets and intangible assets based on their estimated fair values. The excess of the purchase price over the value of the net tangible assets and intangible assets was recorded as goodwill.
The table below presents the allocation of the purchase price to the net assets acquired based on their estimated fair values, as well as the associated estimated useful lives of the acquired intangible assets (in thousands).

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
		Useful Lives
Net assets:
Trade name	$8,842	15 Years
Customer relationships	76,142	12 Years
Technology	29,414	7 Years
Total identifiable intangible assets	114,398
Cash and cash equivalents	16,496
Accounts receivable	4,970
Prepaid expenses and other current assets	2,068
Fixed assets	2,101
Other non-current assets	497
Total tangible assets	26,132
Goodwill	150,089
Total assets	290,619
Accounts payable	2,361
Accrued expenses and other liabilities	16,589
Deferred revenue	4,895
Other long-term liabilities	14,845
Total liabilities assumed	38,690
Net assets acquired	$251,929
The goodwill recognized in connection with the acquisition of INTTRA will not be deductible for tax purposes. The weighted average amortization period for the acquired intangible assets is 10.9 years.
The operating results of INTTRA have been included in the Company’s consolidated financial statements from the closing date of the acquisition.
Amber Road, Inc. — On July 2, 2019, the Company acquired Amber Road, Inc. (“Amber Road”), a leading provider of cloud-based global trade management software, trade content, and training. The Company acquired Amber Road for approximately $428.6 million in fixed consideration. The acquisition was funded by proceeds from the Term Loan Due 2024 and the Amber Term Loan of $35.6 million (see Note 11).
The aggregate amount of consideration paid by the Company was allocated to Amber Road’s net tangible assets and intangible assets based on their estimated fair values. The excess of the purchase price over the value of the net tangible assets and intangible assets was recorded as goodwill.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The table below presents the allocation of the purchase price to the net assets acquired based on their estimated fair values, as well as the associated estimated useful lives of the acquired intangible assets (in thousands).
		Useful Lives
Net assets:
Content library	$57,000	10 Years
Customer relationships	103,100	12 Years
Technology	41,000	7 Years
Total identifiable intangible assets	201,100
Cash and cash equivalents	6,524
Accounts receivable	19,191
Prepaid expenses and other current assets	2,145
Fixed assets	3,160
Other non-current assets	1,261
Total tangible assets	32,281
Goodwill	263,317
Total assets	496,698
Accounts payable	2,100
Accrued expenses and other liabilities	6,901
Deferred revenue	29,872
Other long-term liabilities	29,181
Total liabilities assumed	68,054
Net assets acquired	$428,644
The goodwill recognized in connection with the acquisition of Amber Road will not be deductible for tax purposes. The weighted average amortization period for the acquired intangible assets is 10.4 years.
The operating results of Amber Road have been included in the Company’s consolidated financial statements as of the closing date of the acquisition.
The pro forma financial information for all periods presented below has been calculated after adjusting the results of Amber Road and INTTRA to reflect the business combination accounting effects resulting from these acquisitions, including deferred revenue fair market value adjustments, the amortization expense from acquired intangible assets, and interest expense for the Term Loan Due 2024 (see Note 11) as though the acquisitions occurred as of the beginning of the Company’s fiscal year 2019. The historical consolidated financial information has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of the Company’s fiscal 2019.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Unaudited pro forma financial information for the Amber Road and INTTRA acquisitions (in thousands):
	Unaudited
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Revenue	$333,300	$325,667
Loss before income tax benefit	(114,793)	(140,551)
Net loss	(107,675)	(129,165)
Other Acquisitions — On September 17, 2018, the Company acquired substantially all assets of Cloud Logistics, LLC (“Cloud Logistics”), a leading innovator of transportation management systems for the global supply chain market. The Company acquired Cloud Logistics for $20.7 million in fixed consideration, with up to $2.5 million in consideration contingent upon successful attainment of earn-out criteria that extend a year subsequent to closing. At the acquisition date, the fair value of this payment was immaterial. Accordingly, the Company did not record an earn-out liability.
The initial purchase consideration was comprised of a cash payment of $9.0 million, equity in the Company with a fair market value of $9.4 million, and a deferred payment of $2.3 million paid in March 2019. The deferred payment was not contingent on performance criteria and was included in acquisition related obligations at February 28, 2019, in the accompanying consolidated balance sheets.
The aggregate amount of consideration paid by the Company was allocated to Cloud Logistics’ net liabilities assumed of $0.2 million and intangible assets of $4.3 million based on their estimated fair values. The excess of the purchase price over the value of the net tangible assets and intangible assets of $16.6 million was recorded to goodwill.
On May 31, 2019, the Company acquired Averetek, LLC (“Averetek”), a channel marketing engine enabling customers and their channel partners to plan and execute marketing campaign tactics. The Company acquired Averetek for $8.7 million in fixed consideration with $2.0 million in consideration contingent upon successful attainment of earn-out criteria that extend two years subsequent to closing. The fair value of the contingent consideration was $2.0 million at closing.
The fixed consideration was comprised of a cash payment of $7.6 million and a deferred payment of $1.1 million due in May 2020. The deferred payment is not contingent on performance criteria and is included in acquisition-related obligations in the accompanying consolidated balance sheets.
The aggregate amount of consideration paid by the Company was allocated to Averetek’s net liabilities assumed of $0.6 million and intangible assets of $4.1 million based on their estimated fair values. The excess of the purchase price over the value of the net tangible assets and intangible assets of $7.2 million was recorded to goodwill. The goodwill recognized in connection with the acquisitions of Cloud Logistics and Averetek will be deductible for tax purposes. The weighted-average amortization period for the acquired intangible assets is 8.1 and 8.3 years, respectively.
The operating results of Cloud Logistics and Averetek have been included in the Company’s consolidated financial statements from the closing date of the acquisitions.
The Company does not disclose the actual results of acquired companies post acquisition. E2open integrates the operations of acquired companies, therefore making it impractical to report separate results.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
6. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following (in thousands):
	February 29, 2020	February 28, 2019
Prepaid software and hardware license and maintenance fees	$3,346	$3,095
Deferred commissions	3,678	—
Other prepaid expenses and other current assets	5,578	4,567
	$12,602	$7,662
Amortization of software licenses held under capital leases is included in cost of revenue and operating expenses. Prepaid maintenance, services, and insurance are expensed over the term of the underlying agreements.
7. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following (in thousands):
	February 29, 2020	February 28, 2019
Computer equipment	$19,962	$13,063
Software	11,063	7,712
Furniture and fixtures	5,592	2,518
Leasehold improvements	9,708	4,043
	46,325	27,336
Less accumulated depreciation and amortization	(21,093)	(12,287)
	$25,232	$15,049
Amortization of assets held under capital leases is included in depreciation expense. Depreciation expense was $9.7 million and $5.9 million for the fiscal years ended February 29, 2020 and February 28, 2019, respectively.
8. GOODWILL
The following table presents the changes in goodwill (in thousands):
Balance, February 28, 2018	$315,399
Cloud acquisition	16,648
INTTRA acquisition	150,089
Measurement period adjustments	242
Balance, February 28, 2019	482,378
Amber Road acquisition	263,317
Averetek acquisition	7,191
Measurement period adjustments	(130)
Balance, February 29, 2020	$752,756

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
9. INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following (in thousands):
	As of February 29, 2020
	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Indefinite-lived:
Trade name		$11,849	$—	$11,849
Definite-lived:
Trade name	15.0	20,555	(3,023)	17,532
Noncompete agreements	4.2	1,919	(1,894)	25
Customer relationships	12.8	377,160	(70,159)	307,001
Technology	6.5	113,547	(37,603)	75,944
Content library	10.0	57,000	(3,800)	53,200
Backlog	4.0	7,000	(4,958)	2,042
		577,181	(121,437)	455,744
Total		$589,030	$(121,437)	$467,593

	As of February 28, 2019
	Weighted Average Useful Life	Cost	Accumulated Amortization	Net
Indefinite-lived:
Trade name		$11,849	$—	$11,849
Definite-lived:
Trade name	15.0	20,555	(1,653)	18,902
Noncompete agreements	4.2	1,919	(1,593)	326
Customer relationships	13.1	270,960	(43,262)	227,698
Technology	6.3	71,547	(21,069)	50,478
Backlog	4.0	7,000	(3,208)	3,792
		371,981	(70,785)	301,196
Total		$383,830	$(70,785)	$313,045
The E2open trade name is indefinite-lived. Acquired trade names are definite-lived as over time the Company may rebrand acquired products and services as E2open.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The Company recorded amortization expense related to intangible assets of $50.7 million and $28.4 million for the fiscal years ended February 29, 2020 and February 28, 2019, respectively. Future amortization of intangibles is as follows (in thousands):
Fiscal Year Ending	Amount
2021	$54,212
2022	52,118
2023	49,324
2024	48,298
2025	47,498
2026 and thereafter	204,294
Total future amortization	$455,744
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following (in thousands):
	February 29, 2020	February 28, 2019
Accrued compensation costs	$25,011	$18,482
Accrued severance and retention	2,613	3,779
Trade accounts payable	13,508	8,979
Accrued professional fees	3,168	1,983
Restructuring liability	1,117	730
Taxes payable	1,404	1,700
Interest payable	309	89
Other	11,321	6,933
	$58,451	$42,675
11. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS
Notes payable and capital lease obligations outstanding was as follows (in thousands):
	February 29, 2020	February 28, 2019
Term Loan Due 2024	$914,184	$478,978
Amber Term Loan	36,588	—
Revolving Credit Facility	15,000	—
Debt issuance costs	(20,497)	(11,075)
Other notes payable	376	112
Capital lease obligations	6,057	7,289
Total notes payable and capital lease obligations	951,708	475,304
Less: current portion	$(64,902)	$(9,590)
Notes payable and capital lease obligations, less current portion, net	$886,806	$465,714
Amber Term Loan — In connection with the acquisition of Amber Road, the Company assumed a term loan that is guaranteed by Insight (the “Amber Term Loan”). As of February 29, 2020, the loan had a principal amount of $36.6 million, payable at maturity in April 2020. The maturity was subsequently

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
extended to April 2021 (see Note 18). The interest rate on the loan was 3.25% at February 29, 2020. There are no premiums or penalties on voluntary prepayment of the Amber Term Loan.
Term Loan and Revolving Credit Facility Due 2024 — In November 2018, the Company entered into a credit agreement, including an initial term loan of $400.0 million, delayed draw term loans of up to $80.0 million (together, the “Term Loan Due 2024”) and a revolving credit facility of up to $30.0 million (“Revolving Credit Facility”). Borrowings under the Term Loan Due 2024 during the fiscal year ended February 29, 2020 were $441.0 million and were used for the acquisition of Amber Road. There was $15.0 million outstanding under the Revolving Credit Facility at February 29, 2020.
The Term Loan Due 2024 and Revolving Credit facility are fully and unconditionally guaranteed, jointly and severally, by the Company and its wholly owned subsidiaries and are secured by all tangible and intangible property of the Company and its guarantors.
The Term Loan Due 2024 matures in November 2024 and will amortize in quarterly installments beginning February 2019, with the balance payable on the final maturity date. The Company may make voluntary prepayments on the Term Loan Due 2024, in whole or in part, without premium or penalty, except in the instance of refinancing with new indebtedness or a change in control, where prepayment premiums will apply. Additionally, the agreement requires the Company to make early principal payments on an annual basis beginning February 2020, if cash flows for the year, as defined in the agreement, exceed certain levels specified in the agreement. No early principal payments have been required as of October 2020.
Upon the acquisition of Amber Road (see Note 5), the Term Loan Due 2024 was amended, and interest rates were increased by 0.75%. Interest incurred under the Term Loan Due 2024 and Revolving Credit Facility was at the borrower’s option at either (a) a LIBOR rate plus an applicable margin of 5.75%, as amended, or (b) a base rate, plus an applicable margin of 4.75%, as amended. The interest rate for the Term Loan Due 2024 was 7.7% at February 29, 2020.
The Term Loan Due 2024 and Revolving Credit Facility agreement contain a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s ability and the ability of its subsidiaries: (a) to incur additional indebtedness; (b) issue preferred equity interests; (c) incur liens; (d) consolidate, merge; liquidate or dissolve; (e) make investments, loans and acquisitions; (f) sell, transfer, lease or dispose of assets, including equity of its subsidiaries; (g) engage in sale-leaseback transactions; (h) make restricted payments; (i) engage in transactions with its affiliates; and (j) enter into restrictive agreements.
The credit agreement governing the Term Loan Due 2024 and Revolving Credit Facility requires the Company to maintain a Total Leverage Ratio, as defined in the agreement, under a stated maximum threshold. The Term Loan Due 2024 and Revolving Credit Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default. At February 29, 2020, the Company was in compliance with the covenants of the Term Loan Due 2024 and Revolving Credit Facility.
Repayment of Credit Facility — In November 2018, the Company repaid the full outstanding principal balance of $153.1 million of a term loan and credit facility using proceeds from the Term Loan Due 2024. In connection with the repayment, the Company paid a $3.1 million prepayment fee and wrote off unamortized debt issuance costs of $1.5 million. These charges are included in loss on extinguishment of debt in the accompanying statements of comprehensive loss.
2018 Term Loans — In connection with an acquisition in fiscal year 2018, the Company assumed two term loans (“2018 Term Loans”) that were guaranteed by Insight. The first term loan had a principal amount of $18.9 million, with the balance payable at maturity in January 2019. The second term loan had a principal amount of $23.1 million, with the balance also payable at maturity in April 2019. There were no premiums or penalties on voluntarily prepayment of the 2018 Term Loans. In November 2018, the Company repaid the full outstanding principal balance of $42.0 million using proceeds from the Term Loan Due 2024.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The Company has purchased equipment under non-cancelable capital lease arrangements. The current and long-term portions of these capital lease obligations were $3.9 million and $2.2 million, respectively at February 29, 2020, and $4.7 million and $2.6 million, respectively, at February 28, 2019.
The following table sets forth future principal payment obligations of the Company’s notes payable and capital lease obligations (in thousands):
Fiscal year ending:
2021	$64,902
2022	11,070
2023	9,616
2024	9,188
2025	877,429
Total minimum payments	972,205
Less: current portion	(64,902)
Notes payable and capital lease obligations, less current portion	$907,303
12. RELATED PARTY TRANSACTIONS
In connection with the Amber Road acquisition (see Note 5), the Company paid $5.3 million and $3.0 million to Insight and another member of the syndicate of private equity investors in the Company, respectively, in exchange for their commitment to contribute equity funding for the acquisition if needed. No equity funding was needed for the acquisition, and therefore the expense is included in acquisition-related expenses in the accompanying consolidated statements of comprehensive loss as these amounts were paid to the two investors for deal related transaction services incurred with the Amber Road acquisition.
In connection with the Amber Road acquisition, the Company also assumed a $36.6 million term loan that is guaranteed by Insight. See “Amber Term Loan” referenced in Note 11 for further discussion.
13. SEVERANCE AND EXIT COSTS
In connection with the acquisitions discussed in Note 5, the Company conducted Company-wide post-acquisition related operational reviews to reallocate resources to strategic areas of its business. The operational reviews resulted in workforce reductions, lease obligations related to properties that were vacated and other expenses. Severance and exit costs included in acquisition-related expenses on the consolidated statements of comprehensive loss are as follows (in thousands):
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Severance	$7,195	$6,113
Lease exits	1,132	2,194
	$8,327	$8,307
Included in accounts payable and accrued liabilities as of February 29, 2020 and February 28, 2019 is a restructuring liability balance of $1.1 million and $0.7 million, respectively, that primarily consists of lease related obligations, and a restructuring severance liability of $2.6 million and $3.7 million, respectively.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table reflects the changes in the severance and exit costs accruals for the fiscal years ended February 29, 2020 and February 28, 2019 (in thousands):
Accruals as of February 28, 2018	$1,979
Payments	(5,777)
Expenses	8,307
Accruals as of February 28, 2019	4,509
Payments	(9,106)
Expenses	8,327
Accruals as of February 29, 2020	$3,730
14. COMMITMENTS AND CONTINGENCIES
Acquisition-Related Obligations
The purchase agreements for Cloud Logistics and Averetek (see Note 5) include contingent payments of up to $4.5 million in consideration contingent upon successful attainment of revenue related criteria that extend up to two years subsequent to closing, as well as a deferred consideration payment of $1.1 million that extends one year subsequent to the closing of Averetek. The deferred consideration was recorded on the acquisition date. The earn-out liabilities were recorded at fair value on the acquisition dates and are remeasured at each reporting date and adjusted if necessary. At the acquisition date, the fair value of the contingent consideration was $2.0 million. The Company determined there was no change in fair value at February 29, 2020.
Upon purchasing Amber Road (see Note 5), equity incentive compensation previously granted to Amber Road employees was converted to deferred cash compensation, whereby employees may vest in cash payments over periods up to four years from the date of acquisition. Vesting is contingent upon continued employment with the Company. Deferred compensation amounts are calculated based on the price the Company paid for Amber Road’s stock at acquisition, the strike price of the original grant, and the number of former Amber Road shares that would have vested over the period. For the fiscal year ended February 29, 2020, the Company recorded $10.9 million of expense for Amber Road deferred compensation in the consolidated statements of comprehensive loss, including $9.5 million related to accelerated deferred compensation payments negotiated in exit agreements with certain former Amber Road executives. An accrual of $0.8 million is included on the consolidated balance sheet as of February 29, 2020 for vested, unpaid Amber Road deferred compensation. Unvested future payments that are contingent upon the continuous employment of participating employees totaled $2.1 million at February 29, 2020.
Operating Leases — The Company leases its primary office space under non-cancelable operating leases with various expiration dates through August 2027. Rent expense for the fiscal years ended February 29, 2020 and February 28, 2019 was $8.4 million and $4.4 million, respectively. Future minimum lease payments under non-cancelable operating leases as of February 29, 2020, are as follows (in thousands):
Fiscal year ending:
2021	$7,990
2022	5,864
2023	4,040
2024	3,330
2025	2,306
Thereafter	1,679
Total minimum lease payments	$25,209

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Several of the operating lease agreements require the Company to provide security deposits. As of February 29, 2020, and February 28, 2019, lease deposits totaled approximately $3.3 million and $1.3 million, respectively. The deposits are generally refundable at the expiration of the lease, assuming all of the Company’s obligations under the lease agreement have been met. Deposits are included in other assets in the consolidated balance sheets.
Contingencies — From time to time, the Company is subject to contingencies that arise in the ordinary course of business. The Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not currently believe the resolution of any such contingencies will have a material adverse effect upon the Company’s consolidated balance sheets, statements of comprehensive loss, or statements of cash flows.
15. INCOME TAXES
For financial reporting purposes, the components of loss before benefit for income taxes were as follows (in thousand):
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Domestic	$(110,937)	$(40,947)
Foreign	2,296	2,264
	$(108,641)	$(38,683)
The income tax benefit consisted of the following:
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Current:
Federal	$125	$(7,631)
State	(31)	34
Foreign	1,265	1,860
Total Current	$1,359	$(5,737)
Deferred:
Federal	$(6,850)	$(505)
State	(1,666)	(1,728)
Foreign	(114)	(275)
Total Deferred	$(8,630)	$(2,508)
Total provision for income taxes	$(7,271)	$(8,245)

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For the fiscal years ended February 29, 2020 and February 28, 2019, income tax expense differed from the amounts computed by applying the US federal income tax rate of 21% to pretax loss as a result of the following (in thousands):
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
U.S. federal tax benefit at statutory rate	$(22,815)	$(8,056)
State tax, net of federal benefit	(1,713)	(1,637)
Foreign rate differential	670	1,110
Tax credit carryforwards	(91)	(73)
Acquisition related adjustment	8	1
Earnings taxed at affiliate	15,961	6,914
Global intangible low-taxed income inclusion	197	563
Release of accrual for uncertain tax positions	(23)	(8,017)
Other	(1,074)	104
Change in valuation allowance	1,609	846
Total benefit for income taxes	$(7,271)	$(8,245)
E2open Holdings, LLC is a partnership and is not treated as a taxable entity for federal and state tax purposes. The Company’s U.S. federal and state income tax benefits relate to the Company’s wholly owned U.S. corporate subsidiaries that are consolidated for U.S. GAAP purposes but separately taxed for U.S. federal and state income tax purposes as corporations. Additionally, the Company owns foreign subsidiaries that file and pay income taxes in their local jurisdiction.
At February 29, 2020, the Company did not provide deferred income taxes on the outside book-tax differences of its foreign subsidiaries or any undistributed retained earnings which are indefinitely reinvested, including those earnings previously subject to income taxes in the U.S. The reversal of these temporary differences or distributions could result in additional tax; however, it is not practicable to estimate the amount of any unrecognized deferred income tax liabilities at this time.
On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was enacted into law. The Act established new tax laws, including a new provision designed to tax low-taxed income of foreign subsidiaries (“GILTI”), which allows for the possibility of using foreign tax credits (“FTCs”) and a deduction of up to 50% to offset the income tax liability (subject to some limitations). U.S. GAAP allows taxpayers to make an accounting policy election of either (1) treating taxes due on GILTI inclusions as a current-period expense when incurred or (2) recognizing deferred taxes for temporary basis differences that are expected to reverse as GILTI in future years. The Company has made a policy choice to include taxes due on the future GILTI inclusion in taxable income when incurred.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities as of February 29, 2020 and February 28, 2019 are set forth below (in thousands):
	February 29, 2020	February 28, 2019
Deferred tax assets:
Net operating loss carryforwards	$78,738	$48,970
Tax credits	1,575	1,621
Property and equipment	796	518
Other Deferred Tax Asset	4,010	2,045
Accruals & reserves	1,416	1,139
Deferred revenue	2,018	1,534
Total deferred tax assets	88,553	55,827
Deferred tax liabilities:
Intangibles	100,020	54,802
Other Deferred Tax Liability	754	407
Total deferred tax liabilities	100,774	55,209
Valuation allowance:	(22,855)	(16,706)
Net deferred tax assets (liabilities)	$(35,076)	$(16,088)
ASC 740 provides for the recognition of deferred tax assets, if realization of such assets is more likely than not. Realization of deferred tax assets is dependent upon generating sufficient taxable income, carryback of losses, offsetting deferred tax liabilities, and availability of tax planning strategies. As of February 29, 2020, the Company assessed that certain of its deferred tax assets are not more likely than not to be realized. Therefore, the Company has recorded a valuation allowance to reduce the carrying value of the deferred tax assets to the amount that is more likely than not to be recognized. During fiscal year 2020, the valuation allowance increased by approximately $1.9 million due to continuing operations and increased approximately $4.3 million as a result of acquisitions.
As of February 29, 2020, the Company has net operating loss (“NOL”) carryforwards for federal and foreign income tax purposes of approximately $415.7 million and $27.8 million, respectively. The U.S. federal net operating loss carryforwards begin to expire in fiscal year 2022. The foreign net operating loss carryforwards are derived from multiple tax jurisdictions and will begin to expire in fiscal year 2021. As of February 29, 2020, the Company had research and development tax credits of approximately $0.5 million to reduce future federal income taxes. Federal credit carryforwards expire beginning in 2028.
Internal Revenue Code (“IRC”) Section 382 imposes limitations on a corporation’s ability to utilize its NOLs if the corporation experiences an ownership change, as defined in Section 382. Based upon an analysis performed, utilization of the U.S. Federal NOLs in future periods will likely be subject to an annual limitation under IRC Section 382. As noted above, as of February 29, 2020, federal NOL carryforwards for income tax purposes before any Section 382 limitation were approximately $415.7 million. Of this amount, approximately $139.1 million will expire unused due to Section 382. Accordingly, the Company has reduced the deferred tax assets based upon the anticipated federal and state NOLs that are expected to expire unutilized due to the annual limitation.
As of February 29, 2020, and February 28, 2019, total gross unrecognized tax benefits were $1.5 million and $1.6 million respectively. Approximately $0.7 million of the unrecognized tax benefits at February 29, 2020, if recognized, would have increased income tax expense and the Company’s effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
expense. As of February 29, 2020, and February 28, 2019, the total amount of gross interest and penalties accrued was $0.2 million, which is classified as other noncurrent liabilities in the accompanying consolidated balance sheets.
A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows (in thousands):
	February 29, 2020	February 28, 2019
Unrecognized benefit – beginning of period	$1,570	$8,904
Gross increases – current year tax positions	—	—
Gross increases – prior year tax positions	—	—
Gross increases – for acquisitions	—	—
Gross decreases – prior year tax positions	(12)	(7,312)
Gross decreases – prior year tax positions due to statute lapse	(23)	(22)
Unrecognized benefit – end of period	$1,535	$1,570
Management believes that it has adequately provided for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. Should any issues addressed in the tax audits be resolved in a manner not consistent with management’s expectations, the Company could be required to adjust the provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.
The Company is subject to taxation in the U.S., various states, and foreign jurisdictions. Fiscal years 2017 through 2020 generally remain open to examination by the taxing jurisdictions to which the Company is subject, although carry forward attributes that were generated in tax years prior to fiscal year 2017 may be adjusted upon examination by the tax authorities if they have been, or will be, used in a future period.
16. MEMBERS’ EQUITY AND UNIT-BASED COMPENSATION
The Company has three classes of units: Class A, Class A-1, and Class B. Class A units are the only units with voting rights. Holders of Class A and Class A-1 units are entitled to priority distributions until each unit has received $1.00 per unit. Remaining distributions (if any) are to be made pro rata to all units. Class B units are incentive, profit‑interest units issued to management, which participate so long as the Company has made distributions to any Class A units equal to the participation level of the applicable Class B units. Issued and outstanding Class A and Class A-1 units were 349.0 million and 6.1 million, respectively, at both February 29, 2020, and February 28, 2019.
The Company has unit-based compensation plans that authorize (a) the discretionary granting of unit options and (b) the discretionary issuance of non-vested restricted units.
Unit Options — In 2015, the Company adopted the 2015 Unit Option Plan (“2015 Plan”). Under the 2015 Plan, the Company issued Series A and Series A‑1 unit options to certain employees eligible to participate in the Company’s unit option plan. The options issued under the 2015 Plan are subject to certain transfer restrictions and are initially deemed to be unvested. With respect to options issued to certain employees, options either vest 25% in the first year, and quarterly thereafter over a four-year period (“Time-Based Units”) or based upon an exit event (“Exit-Based Units”). The vesting of both the Time-Based Units and Exit-Based Units are subject to the employee’s continued employment with the Company.
Fair value of the unit options is determined on the date of grant using a pricing model affected by the Company’s unit price, as well as by certain assumptions including the Company’s expected equity price volatility over the term of the awards, actual and projected employee option exercise behavior, risk-free

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
interest rates, and expected dividends. The estimated grant-date fair values of the unit options for the year ended February 29, 2020, were calculated using the Black-Scholes option-pricing valuation model, based on the following assumptions:
Expected term (in years)	6
Expected equity price volatility	23% - 55%
Risk-free interest rate	1.9% - 2.8%
Expected dividend yield	0%
The expected term represents the period that the unit options are expected to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules, and expectations of future employee behavior as influenced by changes to the terms of the Company’s unit options. The Company estimated the expected term, using the simplified method due to limited exercise data, to be the period of time between the date of grant and the midpoint between option vesting and expiration. The Company estimated the expected volatility of its unit options based on the average of historical and implied volatility of comparable companies from a representative peer group based on industry and market capitalization data. The risk-free interest rate represents the yield on a constant maturity U.S. Treasury security with a term equal to the expected term of the options. Expected dividend yield is set at zero because the Company does not expect to pay dividends during the term of the option and historically has not paid any dividends to its equity holders. Management made an estimate of expected forfeitures and is recognizing compensation costs only for those options expected to vest. The Company is authorized to issue 46.0 million unit options under the 2015 Plan. As of February 29, 2020, and February 28, 2019, outstanding unit options were 22.0 million and 18.6 million, and unit options available for grant were 1.9 million and 5.8 million, respectively.
Activity under the Company’s option plan for the fiscal years presented is as follows:
	Number of Units (in thousands)	Weighted Average Exercise Price Per Unit	Weighted Average Remaining Term (in years)
Balance outstanding at February 28, 2018	17,985	$1.32	3.1
Options granted	2,641	1.60
Options exercised	(169)	1.03
Options canceled and forfeited	(1,840)	1.53
Balance outstanding at February 28, 2019	18,617	$1.34	2.3
Options granted	5,713	2.04
Options exercised	(37)	1.61
Options canceled and forfeited	(2,292)	1.51
Balance outstanding at February 29, 2020	22,001	$1.51	1.9
The weighted-average grant date fair value per unit of options granted during the fiscal years ended February 29, 2020 and February 28, 2019, was $0.45 and $0.41, respectively. As of February 29, 2020, the Company had $4.4 million of unrecognized compensation cost, excluding estimated forfeitures, related to unvested options, which is expected to be recognized over a weighted-average period of 1.9 years. At February 29, 2020, the weighted-average contractual life of options outstanding was 7.6 years and the weighted-average contractual life of options exercisable was 7.6 years.
The Company did not recognize any compensation expense for Exit-Based units, for the fiscal years ended February 29, 2020 and February 28, 2019, as these awards were not probable of vesting during these time periods.
Restricted Equity Plan — In 2015, The Company established the 2015 Restricted Equity Plan (“2015 Restricted Plan”) that was adopted for certain officers eligible to participate in the 2015 Restricted Plan.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The units issued under the 2015 Restricted Plan are subject to certain transfer restrictions and are initially deemed to be unvested. With respect to units issued to certain officers, B units either vest 25% annually over a four-year period (“Time-Based Units”) or based upon an exit event (“Exit-Based Units”). The vesting of both the Time-Based Units and Exit-Based Units are subject to the employee’s continued employment with the Company. The Company has authorized 32.0 million units under the Restricted Plan. As of February 29, 2020, and February 28, 2019, outstanding restricted units were 22.0 million and 21.5 million, respectively. No restricted units were available for grant as of February 29, 2020, or February 28, 2019.
Activity under the Company’s 2015 Restricted Plan for the fiscal years presented is as follows:
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value Per Unit	Weighted Average Remaining Term (in years)
Awards not vested at February 28, 2018	15,973	$1.50	3.3
Awards granted	1,189	1.57
Awards released	(4,511)	1.46
Awards canceled and forfeited	—	—
Awards not vested at February 28, 2019	12,651	$1.41	2.1
Awards granted	500	1.65
Awards released	(4,196)	1.47
Awards canceled and forfeited	—	—
Awards not vested at February 29, 2020	8,955	$1.40	1.5
The aggregate fair value of units vested during the fiscal years ended February 29, 2020 and February 28, 2019 was $6.2 million and $6.6 million, respectively. Unrecognized compensation expense related to the B units was $10.4 million as of the February 29, 2020, which is expected to be recognized over a weighted-average period of 1.5 years. The weighted-average contractual life of B units outstanding was 7.1 years at February 29, 2020. The Company did not recognize any compensation expense for Exit-Based Units, for the fiscal years ended February 29, 2020 and February 28, 2019.
The table below sets forth the functional classification on the consolidated statements of comprehensive loss of equity-based compensation expense (in thousands):
	For the Fiscal Year Ended
	February 29, 2020	February 28, 2019
Cost of revenue	$423	$429
Research and development	151	440
Sales and marketing	1,316	1,033
General and administrative	6,332	6,264
Total stock-based compensation	$8,222	$8,166
As discussed in Note 14, upon purchasing Amber Road, equity incentive compensation previously granted to Amber Road employees was converted to deferred cash compensation. The Company recorded $10.9 million of expense for Amber Road deferred compensation in the consolidated statements of comprehensive loss, including $9.5 million related to accelerated deferred compensation payments negotiated in exit agreements with certain former Amber Road executives.
17. FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents; investments; accounts receivable, net; accounts payable; acquisition-related obligations; notes payable; and capital lease obligations.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Accounts receivable, net; accounts payable; and acquisition-related obligations are stated at their carrying value, which approximates fair value, due to their short maturity. The Company measures its cash equivalents and investments at fair value, based on an exchange or exit price which represents the amount that would be received for an asset sale or an exit price, or paid to transfer a liability in an orderly transaction between knowledgeable and willing market participants. The Company estimates the fair value for notes payable and capital lease obligations by discounting the future cash flows of the related note and lease payments. At February 29, 2020 and February 28, 2019, the fair value of the cash and cash equivalents, restricted cash, notes payable and capital lease obligations approximates their recorded values.
The following tables set forth investments at February 29, 2020 and February 28, 2019 (in thousands):
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of February 29, 2020:
Marketable securities	$—	$—	$—	$—
Cash held in escrow	—	—	—	—
Asset-backed securities	162	17	—	179
Total investments	$162	$17	$—	$179

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of February 28, 2019:
Marketable securities	$—	$—	$—	$—
Cash held in escrow	559	—	—	559
Asset-backed securities	162	24	—	186
Total long-term investments	$721	$24	$—	$745
As a basis for considering such assumptions, accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs, such as quoted prices in an active market;
Level 2 — Inputs other than the quoted prices an active market that are observable either directly or indirectly; and
Level 3 — Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources. Unobservable inputs reflect the Company’s assessment of the assumptions market participants would use to value certain financial instruments. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of February 29, 2020 and February 28, 2019, are summarized as follows (in thousands):
	February 29, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market	$4	$—	$—	$4
Total cash equivalents	4	—	—	4
Investments:
Marketable securities	—	—	—	—
Cash held in escrow	—	—	—	—
Asset-backed securities	—	179	—	179
Total investments	—	179	—	179
Total assets	$4	$179	$—	$183
Liabilities
Earn-out liability	$—	$—	$2,000	$2,000
Total liabilities	$—	$—	$2,000	$2,000

	February 28, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market	$57	$—	$—	$57
Total cash equivalents	57	—	—	57
Investments:
Marketable securities	—	—	—	—
Cash held in escrow	559	—	—	559
Asset-backed securities	—	186	—	186
Total investments	559	186	—	745
Total assets	$616	$186	$—	$802
Liabilities
Earn-out liability	$—	$—	$620	$620
Total liabilities	$—	$—	$620	$620

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Contingent Consideration — A reconciliation of the beginning and ending balances of acquisition related accrued earn-outs using significant unobservable inputs (Level 3) for the fiscal years ended February 29, 2020 and February 28, 2019, is summarized below (in thousands):
Earn-out liability as of February 28, 2018	$697
Acquisition date fair value of contingent consideration	—
Change in fair value of contingent consideration	(77)
Earn-out liability as of February 28, 2019	620
Acquisition date fair value of contingent consideration	2,000
Cash payments	(464)
Change in fair value of contingent consideration	(146)
Foreign exchange	(10)
Earn-out liability as of February 29, 2020	$2,000
The fair values of the Company’s Level 1 financial instruments, which are traded in active markets, are based on quoted market prices for identical instruments. The fair values of the Company’s Level 2 financial instruments are based on quoted market prices for comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data. The Company’s earn-out liabilities are valued using a Monte Carlo simulation model or the Black-Scholes option-pricing model. The assumptions used in preparing these models include estimates such as revenue growth rates, volatility, contractual terms, discount rates, and risk-free interest rates. These valuation models use unobservable market input and therefore, the liabilities are classified as Level 3.
18.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 6, 2020, the date the consolidated financial statements were available to be issued.
The COVID-19 pandemic has caused business disruptions worldwide beginning in January 2020. The full extent to which the pandemic will impact our business, operations, cash flows, and financial condition will depend on future developments that are difficult to accurately predict. The Company has experienced modest adverse impacts as it relates to lengthening of sales cycles and delays in delivering professional services and training to our customers. We have also experienced modest positive impacts from slowing growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the cancellation or virtualization of customer events.
The global pandemic continues to evolve, and the Company will carefully monitor the situation to understand its impacts on its business and operations.
On April 9, 2020, the maturity of the Amber Term Loan was extended to April 2021.
On October 14, 2020, the Company and CC Neuberger Principal Holdings I (“CCNB1”), along with the other parties thereto, entered into a definitive Business Combination Agreement (the “Business Combination Agreement”). The Business Combination Agreement provides for the consummation of the following transactions (collectively, the “Business Combination”): (a) CCNB1 will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which CCNB1 will change its name to “E2open Parent Holdings, Inc.”; (b) immediately following the Domestication, simultaneously, each wholly owned subsidiary of CCNB1 formed for the purpose of merging with certain equity holders of the Company treated as corporations for U.S. federal income tax purposes (each, a “Blocker”) will merge with and into a Blocker (collectively, the “Blocker Mergers”), resulting in the equity interests of each Blocker being converted into the right to receive a portion of the merger

E2OPEN HOLDINGS, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
consideration under the Business Combination Agreement, and thereafter, each of the surviving blockers will merge with and into CCNB1, with CCNB1 as the surviving company (collectively, the “Buyer Mergers”), resulting in the cancellation of the equity interests of such surviving blockers and CCNB1 directly owning all of the equity interests previously held by the Blockers in E2open Holdings; (c) immediately following the Buyer Mergers, the wholly owned subsidiary of CCNB1 formed for the purpose of merging with the Company will merge with and into the Company, with the Company as the surviving company (the “Company Merger”), resulting in (i) the Company becoming a subsidiary of CCNB1, (ii) the equity interests of the Company (excluding those held by the Blockers and CCNB1) being converted into the right to receive a portion of the merger consideration under the Business Combination Agreement, and (iii) the equity interests of the Company held by CCNB1 being converted into the right to receive certain newly created equity interests of the Company; (d) CCNB1 will contribute, as a capital contribution in exchange for a portion of the equity interests in the Company it acquired in the Company Merger, an amount of cash available after payment of the merger consideration under the Business Combination Agreement, which will be used by the Company pay transaction expenses and reduce existing indebtedness and fund the expense account of the representative of the Company’s equity holders under the Business Combination Agreement; and (e) the limited liability company agreement of the Company will be amended and restated to, among other things, reflect the Company Merger and admit E2open Parent Holdings, Inc. as the managing member of the Company.
On October 14, 2020, the Company was provided a commitment for financing from a syndicate of lenders including Goldman Sachs Bank USA, Credit Suisse AG, Golub Capital LLC, Deutsche Bank AG New York Branch, Jefferies Finance LLC and Blackstone Holdings Finance Co. L.L.C. in the form of a $525 million “covenant-lite” term loan containing no financial maintenance covenants and a $75 million revolver, which financing is expected to be funded concurrently with the completion of the Business Combination. The new term loan is expected to mature seven years after the Closing Date and the new revolving facility is expected to mature five years after the Closing Date. Loans under the Credit Facilities are expected to bear interest, at E2open’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread. All obligations of E2open under the Credit Facilities and, at the option of E2open, under hedging agreements and cash management arrangements will be guaranteed by E2open Holdings, E2open (other than with respect to its own primary obligations) and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. organized restricted subsidiary of E2open (subject to customary exceptions). The closing of the new debt financing is conditioned on, among other things, the consummation of the Business Combination. This new financing, along with the proceeds from the Business Combination noted above, will be used to refinance the term loan due 2024, pay off the SVB Credit Facility, distribute cash to existing shareholders, provide cash for working capital, and pay transaction fees incurred with the Business Combination. The new term loan has an interest rate of LIBOR plus 3.5%. The Company’s existing term loan due 2024 and related revolving credit facility are expected to be terminatedupon repayment.

AMBER ROAD, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
	Six Months Ended June 30,
	2019	2018
Total revenue	$41,750,980	$41,120,747
Total cost of revenue	17,970,732	19,437,602
Gross profit	23,780,248	21,683,145
Total operating expenses	29,299,605	30,207,942
Loss from operations	(5,519,357)	(8,524,797)
Interest income	4,727	3,632
Interest expense	(691,476)	(639,170)
Loss before income taxes	(6,206,106)	(9,160,335)
Income tax expense	305,190	204,742
Net loss	$(6,511,296)	$(9,365,077)
See accompanying notes to condensed consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)
	Six Months Ended June 30,
	2019	2018
Net loss	$(6,511,296)	$(9,365,077)
Other comprehensive loss:
Foreign currency translation	482,929	(30,271)
Total other comprehensive loss	482,929	(30,271)
Comprehensive loss	$(6,028,367)	$(9,395,348)
See accompanying notes to condensed consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2018	27,841,498	$27,842	$208,349,895	$(2,097,434)	$(176,502,748)	$29,777,555
Net loss	—	—	—	—	(6,511,296)	(6,511,296)
Other comprehensive loss	—	—	—	482,929	—	482,929
Exercise of stock options	766,092	766	5,090,407	—	—	5,091,173
Common stock issued for vested restricted stock units	558,618	559	(559)	—	—	—
Stock-based compensation expense	—	—	3,109,827	—	—	3,109,827
Balance at June 30, 2019	29,166,208	$29,167	$216,549,570	$(1,614,505)	$(183,014,044)	$31,950,188

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2017	27,288,985	$27,289	$195,203,097	$(1,822,396)	$(167,908,038)	$25,499,952
Adoption of ASC 606	—	—	—	—	5,007,810	5,007,810
Net loss	—	—	—	—	(9,365,077)	(9,365,077)
Other comprehensive loss	—	—	—	(30,271)	—	(30,271)
Exercise of stock options	54,750	55	330,843	—	—	330,898
Common stock issued for vested restricted stock units	152,707	153	(153)	—	—	—
Stock-based compensation expense	—	—	7,279,075	—	—	7,279,075
Balance at June 30, 2018	27,496,442	$27,497	$202,812,862	$(1,852,667)	$(172,265,305)	$28,722,387
See accompanying notes to condensed consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net cash provided by operating activities	$(3,622,537)	$774,171
Cash flows from investing activities:
Capital expenditures	(123,728)	(78,394)
Addition of capitalized software development costs	(1,719,222)	(1,569,092)
Cash (paid) received for deposits	368,856	(164,780)
Net cash used in investing activities	(1,474,094)	(1,812,266)
Cash flows from financing activities:
Proceeds from revolving line of credit	2,700,000	13,650,000
Payments on revolving line of credit	(3,500,000)	(13,650,000)
Payments on term loan	(187,500)	(375,000)
Repayments on finance lease obligations	(428,194)	(720,109)
Proceeds from the exercise of stock options	5,091,173	330,898
Net cash used in financing activities	3,675,479	(764,211)
Effect of exchange rate on cash, cash equivalents and restricted cash	430,782	(49,640)
Net increase (decrease) in cash, cash equivalents and restricted cash	(990,370)	(1,851,946)
Cash, cash equivalents and restricted cash at beginning of period	7,514,719	9,417,001
Cash, cash equivalents and restricted cash at end of period	$6,524,349	$7,565,055
Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheet:
Cash and cash equivalents	$6,467,949	$7,508,655
Restricted cash in deposits and other assets	56,400	56,400
Total cash, cash equivalents and restricted cash	$6,524,349	$7,565,055
Supplemental disclosures of cash flow information:
Cash paid for interest	$400,695	$621,366
Non-cash property and equipment acquired under finance leases	113,641	703,838
Non-cash right-of-use assets acquired under operating leases	7,781,725	—
Non-cash property and equipment purchases in accounts payable	—	14,061
See accompanying notes to condensed consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(1) Background
Amber Road, Inc. (we, our or us) is a leading provider of a cloud-based global trade management solution, including modules for logistics contract and rate management, supply chain visibility and event management, international trade compliance, Global Knowledge trade content database, supply chain collaboration with overseas factories and vendors, and duty management solutions to importers and exporters, nonvessel owning common carriers (resellers), and ocean carriers. Our solution is primarily delivered using an on-demand, cloud-based, delivery model. We are incorporated in the state of Delaware and our corporate headquarters are located in East Rutherford, New Jersey. We also have offices in McLean, Virginia; Raleigh, North Carolina; Munich, Germany; Bangalore, India; Shenzhen and Shanghai, China; and Hong Kong.
(2) Summary of Significant Accounting Policies and Practices
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements and footnotes have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles (GAAP) in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for the fair presentation of our financial position and results of operations have been included. The accompanying condensed consolidated financial statements include our accounts and those of our wholly-owned subsidiaries primarily located in India, China and Europe. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for other interim periods or future years. The consolidated balance sheet as of December 31, 2018 is derived from the audited financial statements as of that date. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2018.
Use of Estimates
The preparation of the condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill; valuation allowance for receivables and deferred income tax assets; revenue; capitalization of software costs; and valuation of share-based payments. Actual results could differ from those estimates.
Revenue Recognition
We primarily generate revenue from the sale of subscriptions and subscription-related professional services. In instances involving subscriptions, revenue is generated under customer contracts with multiple elements, which are comprised of (1) subscription fees that provide the customers with access to our on-demand application and content, unspecified solution and content upgrades, and customer support, (2) professional services associated with consulting services (primarily implementation services), and (3) transaction-related fees (including publishing services). Our initial customer contracts usually have contract terms from 3 years to 5 years in length. Typically, the customer does not take possession of the software nor does the customer have the right to take possession of the software supporting the on-demand application service. However, in certain instances, we have customers that take possession of the software whereby the application is installed on the customer’s premises. Our subscription service arrangements typically may only be terminated for cause and do not contain refund provisions.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
We determine revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, we satisfy a performance obligation

The subscription fees typically begin the first month following contract execution, whether or not we have completed the solution’s implementation.
Subscription Revenue for Hosted and On-Premise Customers
Subscription revenue, which primarily consists of fees to provide customers access to our solution, is recognized ratably over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. For contracts in which the customer takes possession of the software, we determined that the software license and related content updates are one performance obligation and accordingly, recognize the arrangement fee over the contract term. Typically, amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Transaction-related revenue is recognized as the transactions occur.
Professional Services Revenue for Hosted Customers
Professional services revenue primarily consists of fees for deployment of our solution. The majority of professional services contracts are on a time and material basis. When these services are not combined with subscription revenue as a single unit of accounting, as discussed below, this revenue is recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts.
Professional Services Revenue for On-Premise Customers
For customers that take possession of the software, billings for professional services will be recognized as revenue when services are performed.
Multiple Performance Obligations
Some of our contracts with customers contain multiple performance obligations that generally include subscription, professional services (primarily implementation) as well as transaction-related fees.
For contracts with customers, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the solution sold, taking into account the modules included, term of the arrangement, and base transaction volume, customer demographics, and geographic locations.
Other Revenue Items
Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and, therefore, is not included in revenue and cost of revenue in the condensed consolidated statements of operations. We classify customer reimbursements received for direct costs paid to third parties and related expenses as revenue, in accordance with ASC 606.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Deferred Revenue and Performance Obligations
Deferred revenue from subscriptions represents amounts collected from (or invoiced to) customers in advance of earning subscription revenue. Typically, we bill our annual subscription fees in advance of providing the service. Deferred revenue from professional services represents revenue for time and material contracts where the revenue is recognized when milestones are achieved and accepted by the customer for fixed price contracts.
	June 30, 2019	December 31, 2018
Current:
Subscription revenue	$36,944,748	$34,849,486
Professional services revenue	162,751	189,669
Total current	37,107,499	35,039,155
Noncurrent:
Subscription revenue	119,431	265,324
Total noncurrent	119,431	265,324
Total deferred revenue	$37,226,930	$35,304,479
The amount of subscription revenue and professional services revenue recognized that was included in the beginning balance of deferred revenue is as follows:
	Six Months Ended June 30,
	2019	2018
Subscription revenue	$24,135,625	$25,952,511
Professional services revenue	116,460	510,802
As of June 30, 2019, $128,564,815 of revenue is expected to be recognized from remaining performance obligations for subscription contracts and is expected to be recognized over the next 6.6 years. Remaining performance obligations for professional services contracts are recognized within one year or less.
Cost of Revenue
Cost of subscription revenue.
Cost of subscription revenue consists primarily of personnel and related costs of our hosting, support, and content teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as software license fees, hosting costs, Internet connectivity, and depreciation expenses directly related to delivering our solutions, as well as amortization of capitalized software development costs. Our cost of subscription revenue is generally expensed as the costs are incurred.
Cost of professional services revenue.
Cost of professional services revenue consists primarily of personnel and related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, the costs of contracted third-party vendors, reimbursable expenses and allocated overhead. As our personnel are employed on a full-time basis, our cost of professional services is largely fixed in the short term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. Cost of professional services revenue is generally expensed as costs are incurred.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Stock-Based Compensation
We grant stock-based incentive awards to attract, motivate and retain qualified employees (including officers), non-employee directors and consultants, and those of our affiliates. Awards granted under our 2012 Omnibus Incentive Compensation Plan (the 2012 Plan) include common stock options, restricted stock units (RSUs), performance-based restricted stock units (PSUs), and restricted stock awards.
During the six months ended June 30, 2019, the Company granted 162,128 RSU awards to certain employees.
Cash and Cash Equivalents
We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents at June 30, 2019 and December 31, 2018 consist of the following:
	June 30, 2019	December 31, 2018
Cash	$6,481,293	$7,471,075
Money market accounts	43,056	43,644
	$6,524,349	$7,514,719
Fair Value of Financial Instruments and Fair Value Measurements
Our financial instruments consist of cash equivalents, accounts receivable, accounts payable, and accrued expenses. Management believes that the carrying values of these instruments are representative of their fair value due to the relatively short-term nature of those instruments.
Our estimate of fair value for financial assets and financial liabilities is based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available.
Management determines fair value using the following hierarchy:
Level 1 — Quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; or
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table provides the financial assets and liabilities classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
	June 30, 2019	December 31, 2018
Assets:
Cash equivalents – money market accounts	$43,056	$43,644
Restricted cash – money market accounts	56,400	56,400
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
receivable. We determine the allowance based on historical write-off experience, the industry, and the economy. We review our allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. Typically, we record unbilled receivables for contracts on which revenue has been recognized, but for which the customer has not yet been billed.
Major Customers and Concentrations of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our customer base is principally comprised of enterprise and mid-market companies within industries including Chemical/Pharmaceutical, High Technology/Electronics, Industrial/Manufacturing, Logistics, Oil & Gas, and Retail/Apparel. We do not require collateral from our customers. For the six months ended June 30, 2019, no customer accounted for more than 10% of our total revenue. For the six months ended June 30, 2018, one customer accounted for 11.5% of our total revenue. As of June 30, 2019, one customer accounted for 12.3% of our total accounts receivable. As of December 31, 2018, no single customer accounted for more than 10% of our total accounts receivable.
Geographic Information
Disaggregation of Revenue
We sell our subscription contracts and related professional services to customers primarily in two geographical markets. Revenue by geographic location based on the billing address of our customers is as follows:
	Six Months Ended June 30,
Country	2019	2018
United States	$31,605,344	$31,162,042
International	10,145,636	9,958,705
Total revenue	$41,750,980	$41,120,747
For the six months ended June 30, 2019 and 2018, no single country other than the United States had revenue greater than 10% of our total revenue.
Adjustments to Previously Reported Amounts
Immaterial Correction of an Error.   As previously disclosed, during the third quarter of 2018, we revised previously reported stock-based compensation expense for the periods ended March 31, 2018 and June 30, 2018 related to certain performance stock units due to a change in performance conditions. In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded the error was immaterial to the prior periods. The correction of the immaterial error resulted in an increase of $2,993,763 to stock-based compensation for the six months ended June 30, 2018.
Recent Accounting Pronouncements
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which removes Step 2 of the goodwill impairment test. A goodwill impairment will

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU is effective for interim and annual reporting periods beginning after December 15, 2019. We early adopted this standard on January 1, 2019 and it did not have a material effect on our condensed consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. We adopted this standard on January 1, 2019 on a modified retrospective basis and have not restated comparative amounts. Also, we elected the practical expedients permitted under the transition guidance, which allows us to carryforward our historical lease classification, our assessment on whether a contract is or contains a lease, and our initial direct costs for any leases that exist prior to adoption of the new standard. We also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the condensed consolidated statements of operations on a straight-line basis over the lease term. As a result, on January 1, 2019, we recorded operating lease right-of-use (ROU) assets of $7,781,725 and operating lease liabilities of $9,302,876 in our condensed consolidated balance sheet. Our capital leases that existed as of January 1, 2019 are now classified as finance leases.
(3) Leases
We determine if an arrangement is or contains a lease at inception. We have non-cancelable operating leases primarily for office space and finance leases primarily for network equipment. Leases with an initial term of less than 12 months are not recorded in our condensed consolidated balance sheet. Leases with an initial term in excess of 12 months are recorded as operating or financing leases in our condensed consolidated balance sheet.
Our lease terms may include an option to extend the lease. The exercise of lease renewal options is at our sole discretion. When deemed reasonably certain of exercise, the renewal option is included in the determination of the lease term and lease payment obligation, respectively.
Operating lease ROU assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, we use the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date, including the lease term. When a lease agreement contains lease and non-lease components, we combine them for accounting purposes. Operating lease ROU assets are shown separately and finance lease assets are included in property and equipment in the condensed consolidated balance sheet.
Lease costs consists of the following:
Six Months Ended June 30, 2019
Amortization of finance lease assets	$726,293
Interest on finance lease obligations	107,767
Operating lease costs	1,528,690
Short-term lease costs	109,620
Sublease income	(154,998)
Total lease costs	$2,317,372
We have a sublease related to one of our existing office spaces. The term of the sublease is through August 2022, the same as our underlying existing lease. As of June 30, 2019, fixed sublease payments to us are escalating over the remaining term of the lease and aggregate to $1,281,654.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Weighted-average remaining lease terms and discount rates are as follows:
June 30, 2019
Weighted-average remaining lease terms:
Finance leases	2.3 years
Operating leases	3.3 years
Weighted-average discount rate:
Finance leases	9.1%
Operating leases	6.8%
The following table presents aggregate lease maturities as of June 30, 2019:
	Finance Leases	Operating Leases
Remainder of 2019	$673,539	$1,705,728
2020	830,728	2,569,574
2021	539,621	2,020,094
2022	223,054	1,426,332
2023	—	671,516
2024 and thereafter	—	157,021
Total	2,266,942	8,550,265
Less amount representing interest	234,363	852,726
Present value of net minimum lease payments	2,032,579	7,697,539
Less current installments of lease obligations	1,005,926	3,189,832
Lease obligations excluding current installments	$1,026,653	$4,507,707
The following table presents aggregate lease maturities as of December 31, 2018:
	Capital Leases	Operating Leases
2019	$1,431,296	$4,296,528
2020	719,074	2,663,588
2021	427,967	1,450,505
2022	153,798	906,176
2023	—	461,453
2024 and thereafter	—	157,021
Total minimum lease payments	2,732,135	$9,935,271
Less amount representing interest	(271,361)
Present value of net minimum capital lease payments	2,460,774
Less current installments of obligations under capital leases	(1,263,375)
Obligations under capital leases excluding current installments	$1,197,399

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Supplemental cash flow information related to leases is as follows:
Six Months Ended June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,733,043
(4) Commitments and Contingencies
Legal Proceedings
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations, or liquidity.
Indemnifications
Under the indemnification clauses of our standard customer agreements, we guarantee to defend and indemnify the customer against any claim based upon any failure to satisfy the warranty set forth in the contract associated with infringements of any patent, copyright, trade secret, or other intellectual property right. We do not expect to incur any infringement liability as a result of the customer indemnification clauses.
To the extent permitted under Delaware law, we have agreements whereby we indemnify our senior officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences so long as such officer or director may be subject to any possible claim. The maximum potential amount of future payments we could be required to make under these indemnification agreements is undetermined; however, we have director and officer insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.
(5) Subsequent Events
The Company has evaluated subsequent events for recognition and measurement purposes through July 2, 2019.
On July 2, 2019, the Company was acquired by E2open Holdings, LLC for approximately $428.6 million in fixed consideration. Any events occurring after July 2, 2019 are reflected in the financial statements and notes thereto of E2open Holdings, LLC.

AMBER ROAD, INC. AND SUBSIDIARIES
Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Amber Road, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Amber Road, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of Accounting Standards Codification Topic 606 — Revenue from Contracts with Customers.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2003.
Philadelphia, Pennsylvania
March 5, 2019

AMBER ROAD, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$7,514,719	$9,360,601
Accounts receivable, net	17,171,777	16,957,044
Unbilled receivables	1,004,447	884,104
Deferred commissions	4,023,473	4,400,015
Prepaid expenses and other current assets	1,977,662	1,715,534
Total current assets	31,692,078	33,317,298
Property and equipment, net	10,132,808	9,370,104
Goodwill	43,731,942	43,768,269
Other intangibles, net	3,953,582	4,999,885
Deferred commissions	9,092,591	6,734,326
Deposits and other assets	1,499,976	1,180,163
Total assets	$100,102,977	$99,370,045
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,473,289	$2,650,582
Accrued expenses	9,509,166	7,589,482
Current portion of capital lease obligations	1,263,375	1,352,456
Deferred revenue	35,039,155	37,812,239
Current portion of term loan, net of discount	714,745	714,391
Total current liabilities	48,999,730	50,119,150
Capital lease obligations, less current portion	1,197,399	1,461,101
Deferred revenue, less current portion	265,324	1,830,706
Term loan, net of discount, less current portion	12,054,490	12,839,392
Revolving credit facility	6,000,000	6,000,000
Other noncurrent liabilities	1,808,479	1,619,744
Total liabilities	70,325,422	73,870,093
Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; issued and outstanding 27,841,498 and 27,288,985 shares at December 31, 2018 and 2017, respectively	27,842	27,289
Additional paid-in capital	208,349,895	195,203,097
Accumulated other comprehensive loss	(2,097,434)	(1,822,396)
Accumulated deficit	(176,502,748)	(167,908,038)
Total stockholders’ equity	29,777,555	25,499,952
Total liabilities and stockholders’ equity	$100,102,977	$99,370,045

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
	Year Ended December 31,
	2018	2017	2016
Revenue:
Subscription	$62,636,891	$58,479,139	$53,310,533
Professional services	22,529,162	20,596,971	19,850,657
Total revenue	85,166,053	79,076,110	73,161,190
Cost of revenue(1):
Cost of subscription revenue	21,557,794	21,151,419	19,922,839
Cost of professional services revenue	16,593,215	16,590,148	15,813,562
Total cost of revenue	38,151,009	37,741,567	35,736,401
Gross profit	47,015,044	41,334,543	37,424,789
Operating expenses(1):
Sales and marketing	22,949,487	22,526,535	22,637,984
Research and development	14,664,843	14,941,394	16,794,516
General and administrative	21,248,179	15,263,297	15,318,098
Total operating expenses	58,862,509	52,731,226	54,750,598
Loss from operations	(11,847,465)	(11,396,683)	(17,325,809)
Interest income	8,741	4,806	57,126
Interest expense	(1,271,786)	(976,834)	(862,321)
Loss before income taxes	(13,110,510)	(12,368,711)	(18,131,004)
Income tax expense	492,010	608,775	595,722
Net loss	$(13,602,520)	$(12,977,486)	$(18,726,726)
Net loss per share (Note 11):
Basic and diluted	$(0.49)	$(0.47)	$(0.70)
Weighted-average shares outstanding (Note 11):
Basic and diluted	27,825,795	27,415,953	26,718,882

(1)
Includes stock-based compensation as follows:

	Year Ended December 31,
	2018	2017	2016
Cost of subscription revenue	$895,477	$767,877	$810,455
Cost of professional services revenue	661,499	549,378	480,160
Sales and marketing	1,435,055	1,015,307	872,899
Research and development	2,036,305	1,404,771	1,161,422
General and administrative	7,246,830	2,340,536	2,142,954
	$12,275,166	$6,077,869	$5,467,890
See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
	Year Ended December 31,
	2018	2017	2016
Net loss	$(13,602,520)	$(12,977,486)	$(18,726,726)
Other comprehensive income (loss):
Foreign currency translation	(275,038)	(485,604)	(553,583)
Total other comprehensive income (loss)	(275,038)	(485,604)	(553,583)
Comprehensive loss	$(13,877,558)	$(13,463,090)	$(19,280,309)
See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2015	26,260,459	$26,261	$181,457,089	$(783,209)	$(136,203,826)	$44,496,315
Net loss	—	—	—	—	(18,726,726)	(18,726,726)
Other comprehensive loss	—	—	—	(553,583)	—	(553,583)
Exercise of stock options	646,639	647	1,886,935	—	—	1,887,582
Common stock issued for vested restricted stock units	12,664	12	(12)	—	—	—
Stock-based compensation expense	—	—	5,467,890	—	—	5,467,890
Common stock issued for contingent consideration	6,506	6	(6)	—	—	—
Balance at December 31, 2016	26,926,268	26,926	188,811,896	(1,336,792)	(154,930,552)	32,571,478
Net loss	—	—	—	—	(12,977,486)	(12,977,486)
Other comprehensive loss	—	—	—	(485,604)	—	(485,604)
Exercise of stock options	107,526	108	313,587	—	—	313,695
Common stock issued for vested restricted stock units	237,916	238	(238)	—	—	—
Stock-based compensation expense	—	—	6,077,869	—	—	6,077,869
Common stock issued for contingent consideration	17,275	17	(17)	—	—	—
Balance at December 31, 2017	27,288,985	27,289	195,203,097	(1,822,396)	(167,908,038)	25,499,952
Adoption of new accounting standard	—	—	—	—	5,007,810	5,007,810
Net loss	—	—	—	—	(13,602,520)	(13,602,520)
Other comprehensive loss	—	—	—	(275,038)	—	(275,038)
Exercise of stock options	200,750	201	871,984	—	—	872,185
Common stock issued for vested restricted stock units	351,763	352	(352)	—	—	—
Stock-based compensation expense	—	—	12,275,166	—	—	12,275,166
Balance at December 31, 2018	27,841,498	$27,842	$208,349,895	$(2,097,434)	$(176,502,748)	$29,777,555
See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net loss	$(13,602,520)	$(12,977,486)	$(18,726,726)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,979,615	5,386,789	6,590,343
Bad debt expense	195,372	568,193	509,454
Stock-based compensation	12,275,166	6,077,869	5,467,890
Acquisition related deferred compensation	—	—	1,419,885
Changes in fair value of contingent consideration liability	—	18,525	30,469
Accretion of debt discount	35,608	37,884	62,914
Changes in operating assets and liabilities:
Accounts receivable and unbilled receivables	(577,960)	1,615,836	(1,213,717)
Prepaid expenses and other assets	(881,663)	1,313,029	(1,437,777)
Accounts payable	(193,706)	(166,898)	1,284,742
Accrued expenses	2,055,400	(2,988,525)	4,228,119
Settlement of contingent accrued compensation related to former ecVision founder	—	(2,366,469)	—
Other liabilities	215,162	(209,859)	(2,084,343)
Deferred revenue	(952,042)	3,021,248	3,702,924
Net cash provided by (used in) operating activities	3,548,432	(669,864)	(165,823)
Cash flows from investing activities:
Capital expenditures	(219,945)	(257,893)	(231,979)
Addition of capitalized software development costs	(3,214,896)	(1,458,495)	(2,286,778)
Addition of intangible assets	—	—	(275,000)
Cash paid for deposits	(119,036)	(190,752)	(118,993)
Net cash used in investing activities	(3,553,877)	(1,907,140)	(2,912,750)
Cash flows from financing activities:
Proceeds from revolving line of credit	23,850,000	24,350,000	20,250,000
Payments on revolving line of credit	(23,850,000)	(24,350,000)	(19,250,000)
Payments on term loan	(750,000)	(656,250)	(375,000)
Debt financing costs	(70,156)	(35,701)	—
Repayments on capital lease obligations	(1,497,865)	(1,556,097)	(1,425,882)
Proceeds from the exercise of stock options	872,185	313,695	1,887,582
Contingent consideration related to ecVision acquisition	—	(1,308,525)	—
Net cash provided by (used in) financing activities	(1,445,836)	(3,242,878)	1,086,700
Effect of exchange rate on cash, cash equivalents and restricted cash	(394,601)	(227,391)	(567,611)
Net decrease in cash, cash equivalents and restricted cash	(1,845,882)	(6,047,273)	(2,559,484)
Cash, cash equivalents and restricted cash at beginning of period	9,417,001	15,464,274	18,023,758
Cash, cash equivalents and restricted cash at end of period	$7,571,119	$9,417,001	$15,464,274
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheet:
Cash and cash equivalents	$7,514,719	$9,360,601	$15,408,133
Restricted cash in deposits and other assets	56,400	56,400	56,141
Total cash, cash equivalents and restricted cash	$7,571,119	$9,417,001	$15,464,274
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,236,178	$938,949	$790,338
Non-cash property and equipment acquired under capital lease	1,145,082	1,936,990	834,432
Non-cash property and equipment purchases in accounts payable	136,623	—	22,454
See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)
Background

Amber Road, Inc. (we, our or us) is a leading provider of a cloud-based global trade management solutions, including modules for logistics contract and rate management, supply chain visibility and event management, international trade compliance, Global Knowledge trade content database, supply chain collaboration with overseas factories and vendors, and duty management solutions to importers and exporters, nonvessel owning common carriers (resellers), and ocean carriers. Our solutions are primarily delivered using an on-demand, cloud-based, delivery model. We are incorporated in the state of Delaware and our corporate headquarters are located in East Rutherford, New Jersey. We also have offices in McLean, Virginia; Raleigh, North Carolina; Munich, Germany; Bangalore, India; Shenzhen and Shanghai, China; and Hong Kong.
(2)
Summary of Significant Accounting Policies and Practices

Basis of Presentation and Principles of Consolidation
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include our accounts and those of our wholly owned subsidiaries primarily located in India, China and Europe. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill; valuation allowance for receivables and deferred income taxes; revenue; capitalization of software costs; and valuation of share-based payments. Actual results could differ from those estimates.
Foreign Currency
The assets and liabilities of our foreign operations are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are reflected in accumulated other comprehensive loss, which is a separate component of stockholders’ equity. Transaction gains and losses included in the consolidated statement of operations for the years ended December 31, 2018, 2017, and 2016 were not material.
Cash and Cash Equivalents
We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2018 and December 31, 2017 consist of the following:
	December 31,
	2018	2017
Cash	$7,471,075	$9,318,074
Money market accounts	43,644	42,527
	$7,514,719	$9,360,601
Fair Value of Financial Instruments and Fair Value Measurements
Our financial instruments consist of cash equivalents, accounts receivable, accounts payable, and accrued expenses. Management believes that the carrying values of these instruments are representative of their fair value due to the relatively short-term nature of those instruments.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Our estimate of fair value for financial assets and financial liabilities is based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. Management determines fair value using the following hierarchy:
Level 1 — Quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; or
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table provides the financial assets and liabilities classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
	December 31,
	2018	2017
Assets:
Cash equivalents – money market accounts	$43,644	$42,527
Restricted cash – money market accounts	56,400	56,400
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience, the industry, and the economy. We review our allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. Typically, we record unbilled receivables for contracts on which revenue has been recognized, but for which the customer has not yet been billed.
The table below presents the changes in the allowance for doubtful accounts:
	Year Ended December 31,
	2018	2017	2016
Beginning balance	$530,895	$410,560	$153,543
Provision for doubtful accounts	195,372	568,193	509,454
Write-offs, net of recoveries	(110,323)	(447,858)	(252,437)
Ending balance	$615,944	$530,895	$410,560
Major Customers and Concentrations of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our customer base is principally comprised of enterprise and mid-market companies within industries including Chemical/Pharmaceutical, High Technology/Electronics, Industrial/Manufacturing, Logistics, Oil & Gas, and Retail/Apparel. We do not require collateral from our customers. As of December 31, 2018, and 2017, no single customer accounted for more than 10% of our accounts receivable. For the years ended December 31, 2018 and 2017, one customer accounted for 10.5% and 11.0%, respectively, of our total revenue. For the year ended December 31, 2016, no single customer accounted for more than 10% of our total revenue.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Prepaid Expense and Other Current Assets
Prepaid expenses and other current assets as of December 31, 2018 and 2017 primarily consist of annual prepaid license and maintenance fees related to our internal software licenses, and prepaid marketing fees.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment acquired under capital leases is recorded at the present value of the minimum lease payments and subsequently depreciated based on its classification below.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:
Asset Classification	Estimated Useful Life
Computers and equipment	3 – 5 years
Software	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the estimated useful life or the remaining lease term
Goodwill
Goodwill represents the excess of costs over the fair value of the assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of Accounting Standards Codification (ASC) 350, Intangibles — Goodwill and Other (ASC 350). To accomplish this, we are required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the annual impairment testing date. Management has determined that we operate in one reporting unit.
Management is required to determine the fair value of our reporting unit and compare it to the carrying amount of the reporting unit on the annual impairment testing date. To the extent the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the annual impairment test, as this is an indication that the reporting unit goodwill may be impaired. We performed our annual impairment test as of December 31, 2018, and the second step was not required as the fair value exceeded the carrying value.
Other Intangibles
Other intangibles, net of accumulated amortization, are primarily the result of the allocation of the purchase price related to businesses acquired. Each intangible asset acquired is being amortized on a basis consistent with the utilization of the assets over their estimated useful lives and is reviewed for impairment in accordance with ASC 350.
Impairment of Long-Lived Assets
In accordance with ASC 350, Long-Lived Assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
exceeds the fair value of the asset. During the years ended December 31, 2018, 2017, and 2016, management believes that no revision of the remaining useful lives or write-down of long-lived assets is required.
Income Taxes
Income taxes are accounted for under the provisions of ASC Topic 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
Revenue from Contracts with Customers
Adoption of Accounting Standards Codification Topic 606
Effective January 1, 2018, we adopted the requirements of ASC Topic 606, Revenue from Contracts with Customers (ASC 606), and all the related amendments (the new revenue standard) using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit as of the adoption date. The comparative information for 2017 and 2016 has not been restated and continues to be reported under the accounting standards in effect for that period.
The adoption of the new standard reduced revenue due to the loss of services revenue from professional services billings delivered as of December 31, 2017 for on-premise installations of our software. Under the previous standard, revenue from these billings were deferred and amortized ratably over the subscription term of the related contract. Under the new standard, billings for professional services related to on-premise software installations are being recognized as revenue as services are performed. As the professional services were delivered previous to December 31, 2017, the amount included in deferred revenue as of that date will not be recognized in 2018 and beyond.
Revenue Recognition
We primarily generate revenue from the sale of subscriptions and subscription-related professional services. In instances involving subscriptions, revenue is generated under customer contracts with multiple elements, which are comprised of (1) subscription fees that provide the customers with access to our on-demand application and content, unspecified solution and content upgrades, and customer support, (2) professional services associated with consulting services (primarily implementation services), and (3) transaction-related fees (including publishing services). Our initial customer contracts usually have contract terms from 3 years to 5 years in length. Typically, the customer does not take possession of the software nor does the customer have the right to take possession of the software supporting the on-demand application service. However, in certain instances, we have customers that take possession of the software whereby the application is installed on the customer’s premises. Our subscription service arrangements typically may only be terminated for cause and do not contain refund provisions.
We determine revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, we satisfy a performance obligation

The subscription fees typically begin the first month following contract execution, whether or not we have completed the solution’s implementation.
Subscription Revenue for Hosted and On-Premise Customers
Subscription revenue, which primarily consists of fees to provide customers access to our solution, is recognized ratably over contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. For contracts in which the customer takes possession of the software, we determined that the software license and related content updates are one performance obligation and accordingly, recognize the arrangement fee over the contract term. Typically, amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Transaction-related revenue is recognized as the transactions occur.
Professional Services Revenue for Hosted Customers
Professional services revenue primarily consists of fees for deployment of our solution. The majority of professional services contracts are on a time and material basis. When these services are not combined with subscription revenue as a single unit of accounting, as discussed below, this revenue is recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts.
Professional Services Revenue for On-Premise Customers
For customers that take possession of the software, billings for professional services will be recognized as revenue when services are performed, unlike under the previous standard where revenue from these billings was deferred and amortized ratably over the subscription term of the related contract. The adoption of ASC 606 will reduce revenue due to the loss of deferred services revenue from professional services billings delivered prior to December 31, 2017 for on-premise installations of our software. Deferred revenue associated with on-premise professional services at December 31, 2017 will not be amortized in 2018 and beyond.
Multiple Performance Obligations
Some of our contracts with customers contain multiple performance obligations that generally include subscription, professional services (primarily implementation) as well as transaction-related fees.
For contracts with customers, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the solution sold, taking into account the modules included, term of the arrangement, and base transaction volume, customer demographics, and geographic locations.
Other Revenue Items
Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and, therefore, is not included in revenue and cost of revenue in the consolidated statements of operations. We classify customer reimbursements received for direct costs paid to third parties and related expenses as revenue, in accordance with ASC 606.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Costs to Obtain and Fulfill a Contract
We defer commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and deferred upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Under ASC 606, deferred commissions are amortized over an estimated customer life of 6 years, which differs from the previous standard whereby deferred commissions were amortized over the initial customer contract term. We determined the period of amortization of deferred commissions under ASC 606 by taking into consideration our customer contracts, our technology and other factors. Our commission costs deferred and amortized in the period are as follows:
	Year Ended December 31,
	2018	2017	2016
Commission costs deferred	$4,509,044	$3,855,517	$6,436,699
Commission costs amortized	4,176,008	5,188,472	4,744,353
Financial Statement Impact of Adopting ASC 606
We adopted ASC 606 using the modified retrospective method. The cumulative effect of applying the new guidance to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to accumulated deficit as of the adoption date. As a result of applying the modified retrospective method to adopt the new revenue guidance, the following adjustments were made to the following balance sheet accounts as follows:
	As Reported	Adjustments			As Adjusted
	December 31, 2017	Subscription Revenue	Professional Services Revenue	Cost to Obtain a Contract	January 1, 2018
Deferred commissions, current	$4,400,015	$—	$—	$(562,607)	$3,837,408
Deferred commissions, non-current	6,734,326	—	—	2,211,294	8,945,620
Deferred revenue, current	37,812,239	229,093	(2,170,118)	—	35,871,214
Deferred revenue, non-current	1,830,706	—	(1,418,098)	—	412,608
Accumulated deficit	(167,908,038)	(229,093)	3,588,216	1,648,687	(162,900,228)
Impact of New Revenue Standard on Financial Statement Line Items
In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on our consolidated balance sheet as of December 31, 2018 and our consolidated statement of operations for the year ended December 31, 2018 is as follows:
	December 31, 2018
	As Reported	Balance Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Balance Sheet
Deferred commissions, current	$4,023,473	$4,277,548	$(254,075)
Deferred commissions, non-current	9,092,591	6,512,449	2,580,142
Deferred revenue, current	35,039,155	36,776,692	1,737,537
Deferred revenue, non-current	265,324	1,640,285	1,374,961
Accumulated deficit	(176,502,748)	(181,941,313)	5,438,565

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	For the Year Ended December 31, 2018
	As Reported	Balance Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Statement of Operations
Subscription revenue	$62,636,891	$62,503,226	$133,665
Professional services revenue	22,529,162	22,909,452	(380,290)
Sales and marketing	22,949,487	23,626,867	677,380
Net loss	(13,602,520)	(14,033,275)	430,755
Deferred Revenue and Performance Obligations
Deferred revenue from subscriptions represents amounts collected from (or invoiced to) customers in advance of earning subscription revenue. Typically, we bill our annual subscription fees in advance of providing the service. Deferred revenue from professional services represents revenue for time and material contracts where the revenue is recognized when milestones are achieved and accepted by the customer for fixed price contracts.
	December 31,
	2018	2017
Subscription revenue	$34,849,486	$35,247,750
Professional services revenue	189,669	2,564,489
Total current	35,039,155	37,812,239
Noncurrent:
Subscription revenue	265,324	412,608
Professional services revenue	—	1,418,098
Total noncurrent	265,324	1,830,706
Total deferred revenue	$35,304,479	$39,642,945
The amount of subscription revenue and professional services revenue recognized that was included in the beginning balance of deferred revenue is as follows:
	Year Ended December 31,
	2018	2017
Subscription revenue	$36,666,119	$33,769,230
Professional services revenue	569,765	2,138,892
As of December 31, 2018, $130,911,857 of revenue is expected to be recognized from remaining performance obligations for subscription contracts and is expected to be recognized over the next 5.7 years. Remaining performance obligations for professional services contracts are recognized within one year or less.
Cost of Revenue
Cost of subscription revenue.   Cost of subscription revenue consists primarily of personnel and related costs of our hosting, support, and content teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as software license fees, hosting costs, Internet connectivity, and depreciation expenses directly related to delivering our solutions, as well as amortization of capitalized software development costs. Our cost of subscription revenue is generally expensed as the costs are incurred.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Cost of professional services revenue.   Cost of professional services revenue consists primarily of personnel and related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, the costs of contracted third-party vendors, reimbursable expenses and allocated overhead. As our personnel are employed on a full-time basis, our cost of professional services is largely fixed in the short term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. Cost of professional services revenue is generally expensed as costs are incurred.
Stock-Based Compensation
In accordance with the guidance for stock-based compensation, we measure all employee stock-based compensation awards using a fair value method and record the related expense in our consolidated statement of operations.
Segments
We have one operating segment. Our Chief Operating Decision Maker (CODM) is our Chief Executive Officer, who manages operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis.
Geographic Information
Disaggregation of Revenue
We sell our subscription contracts and related professional services to customers primarily in two geographical markets.
Revenue by geographic location based on the billing address of our customers is as follows:
	Year Ended December 31,
Country	2018	2017	2016
United States	$64,136,564	$59,905,306	$57,586,112
International	21,029,489	19,170,804	15,575,078
Total revenue	$85,166,053	$79,076,110	$73,161,190
No single country other than the United States had revenue greater than 10% of total revenue for the years ended December 31, 2018, 2017, and 2016.
Long-lived assets by geographic area is as follows:
	December 31,
Country	2018	2017
United States	$9,310,108	$8,535,281
International	822,700	834,823
Total long-lived assets	$10,132,808	$9,370,104
Recent Accounting Pronouncements
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU is effective for interim and annual reporting periods beginning after

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 15, 2019. We intend to early adopt this standard on January 1, 2019 and believe it will not have a material effect on our consolidated financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash, which amends ASC 230, Statement of Cash Flows. This ASU requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents, and restricted cash or restricted cash equivalents. We adopted this standard on January 1, 2018 using the retrospective transition approach.
In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which amends ASC 230, Statement of Cash Flows. This ASU provides guidance on the statement of cash flows presentation of certain transactions where diversity in practice exists. The adoption of this standard on January 1, 2018 did not have a material effect on our consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. We will adopt this standard on January 1, 2019 on a modified retrospective basis and will not restate comparative amounts. We will elect the practical expedients permitted under the transition guidance, which allows us to carryforward our historical lease classification, our assessment on whether a contract is or contains a lease, and our initial direct costs for any leases that exist prior to adoption of the new standard. We will also elect to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term. We believe the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on our balance sheet at their present value for our real estate operating leases. We currently estimate that we will record a right-to-use asset of approximately $6,600,000 to $6,800,000 and a lease liability of approximately $8,100,000 to $8,300,000 for operating leases on January 1, 2019.
(3)
Property and Equipment

	December 31,
	2018	2017
Computer software and equipment	$15,674,596	$14,296,247
Software development costs	15,300,893	13,980,872
Furniture and fixtures	1,713,226	1,741,918
Leasehold improvements	2,643,337	2,546,686
Total property and equipment	35,332,052	32,565,723
Less: accumulated depreciation and amortization	(25,199,244)	(23,195,619)
Total property and equipment, net	$10,132,808	$9,370,104
Depreciation and amortization expense for the years ended December 31, 2018, 2017, and 2016 were $3,941,643, $4,271,381, and $5,068,786, respectively.
Certain development costs of our software solution are capitalized in accordance with ASC Topic 350-40, Internal Use Software, which outlines the stages of computer software development and specifies when capitalization of costs is required. Projects that are determined to be in the development stage are capitalized and amortized over their useful lives of five years. Projects that are determined to be within the preliminary stage are expensed as incurred.
Information related to capitalized software costs is as follows:
	Year Ended December 31,
	2018	2017	2016
Software costs capitalized	$3,214,896	$1,458,495	$2,286,778
Software costs amortized(1)	1,800,868	2,143,039	1,970,150

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)
Included in cost of subscription revenue on the accompanying consolidated statements of operations.

	December 31,
	2018	2017
Capitalized software costs not yet subject to amortization	$2,372,042	$824,738

(4)
Accrued Expenses

	December 31,
	2018	2017
Accrued bonus	$3,648,837	$1,980,218
Accrued commission	2,466,219	1,901,132
Deferred rent	423,301	380,077
Accrued professional fees	935,881	712,345
Accrued taxes	745,105	805,555
Other accrued expenses	1,289,823	1,810,155
Total	$9,509,166	$7,589,482

(5)
Goodwill and Other Intangibles

Other intangibles are comprised of the following:
		December 31,
	Amortization Period	2018	2017
Acquired technology	3 - 8 years	$5,397,600	$5,397,600
Customer related intangibles	10 - 15 years	3,960,200	3,960,200
Trademarks and licenses	5 - 7 years	1,137,000	1,137,000
Patents and other	2.3 years	28,130	41,741
		10,522,930	10,536,541
Less: accumulated amortization		(6,569,348)	(5,536,656)
		$3,953,582	$4,999,885
Amortization expense was $1,037,972, $1,115,408, and $1,521,557 for the years ended December 31, 2018, 2017, and 2016, respectively.
The estimated future amortization expense of other intangibles as of December 31, 2018 is as follows:
2019	$1,031,203
2020	929,606
2021	879,600
2022	809,719
2023	171,055
2024 and thereafter	92,399
$3,913,582

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The rollforward of goodwill is as follows:
Balance at December 31, 2016	$43,907,017
2017 activity	(138,748)
Balance at December 31, 2017	43,768,269
2018 activity	(36,327)
Balance at December 31, 2018	$43,731,942

(6)
Income Taxes

Loss before income taxes and income tax expense is comprised of the following:
	Year Ended December 31,
	2018	2017	2016
Loss before income taxes:
Domestic	$(13,547,014)	$(10,156,858)	$(14,562,851)
Foreign	436,504	(2,211,853)	(3,568,153)
	$(13,110,510)	$(12,368,711)	$(18,131,004)
Current provision:
Federal	$—	$—	$—
State	59,391	39,396	735
Foreign	432,619	569,379	594,987
	$492,010	$608,775	$595,722
A reconciliation of the statutory U.S. federal tax rate to our effective rate is as follows:
	Year Ended December 31,
	2018	2017	2016
Statutory U.S. federal tax rate (benefit)	(21.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	0.3	0.1	0.1
Foreign taxes	3.1	6.5	4.3
Stock-based compensation	(4.8)	(1.6)	(3.3)
Change in valuation allowance	21.8	(77.0)	37.5
Global intangible low-taxed income	0.5	—	—
Effect of tax reform	—	108.7	—
Non-deductible expenses and other	3.9	3.2	(0.3)
Effective tax rate	3.8%	4.9%	3.3%
Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. We recorded a valuation allowance in the amount of $28,624,693 and $25,347,108 as of December 31, 2018 and 2017, respectively, as management believes it is more likely than not that we will not realize our net deferred tax assets. The net change in the valuation allowance during the years ended December 31, 2018 and 2017 was $3,277,585, and $(8,865,020), respectively.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
We have subsidiaries in India, the United Kingdom, Germany, Hong Kong and China. The India and Germany businesses are treated as branches for U.S. tax purposes. As such, all income attributable to the India and Germany branches are currently recognized in the U.S. The India and Germany branches also pay taxes locally in India and Germany. The foreign current taxes consist of taxes paid locally in the United Kingdom, Germany, and India. The state current taxes consist of taxes paid primarily for state taxes for a subsidiary.
Deferred tax assets and liabilities are comprised of the following:
	December 31,
	2018	2017
Deferred tax assets:
Accrued bonuses	$372,246	$393,274
Accounts receivable reserve	148,166	72,147
Deferred revenue	52,648	1,048,179
Interest expense carryover	313,812	—
Net operating loss carryforward	25,053,247	24,720,025
Stock-based compensation	6,292,204	3,288,819
Other	757,647	268,281
Deferred tax assets	$32,989,970	$29,790,725
Deferred tax liabilities:
Deferred commissions	$(2,270,027)	$(2,171,927)
Intangibles	(493,580)	(635,723)
Property and equipment	(1,584,915)	(1,619,083)
Other	(16,755)	(16,884)
Deferred tax liabilities	(4,365,277)	(4,443,617)
Less: valuation allowance	(28,624,693)	(25,347,108)
Total	$—	$—
We have a federal net operating loss (NOL) carryforward of $91,166,826 and $88,442,842 as of December 31, 2018 and 2017, respectively. The federal NOL carryforward will begin to expire in 2019. These NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations.
Under IRC section 382 of the Internal Revenue Code substantial changes in ownership may limit the amount of NOL carryforwards that may be utilized annually in the future to offset taxable income. We have completed an Internal Revenue Code section 382 study through June 30, 3016, which concluded that we have experienced several ownership changes, causing limitations on the annual use of the NOL carryforwards. Provided there is sufficient taxable income, $2,131,290 of the NOL carry forwards are expected to expire without utilization. Additionally, our ability to use our NOL carryforwards to reduce future taxable income may be further limited as a result of any future equity transactions, including, but not limited to, an issuance of shares of stock or sales of common stock by our existing stockholders.
For state income tax purposes, we have NOL carryforwards in a number of jurisdictions in varying amounts and with varying expiration dates from 2019 through 2038.
Tax benefits of uncertain tax positions are recognized only if it is more likely than not that we will be able to sustain a position taken on an income tax return. We have no liability for uncertain positions. Interest and penalties, if any, related to unrecognized tax benefits, would be recognized as income tax expense.
We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Tax years 2015 and forward remain open for examination for federal tax purposes and tax years 2014 and forward remain open for examination for our more significant state tax jurisdictions. To the extent utilized in future years’ tax returns, NOL carryforwards at December 31, 2018 will remain subject to examination until the respective tax year is closed.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
On December 22, 2017, H.R. 1 (also, known as the Tax Cuts and Jobs Act (the Act)) was signed into law. Among its numerous changes to the Internal Revenue Code, the Act reduces U.S. federal corporate tax rate from 35% to 21%. As a result, we believe that the most significant impact on our consolidated financial statements was the reduction of approximately $13,400,000 for the deferred tax assets related to NOLs and other deferred tax assets as of December 31, 2018. Such reduction was offset by an equal reduction to our valuation allowance as of December 31, 2017. Additionally, we have full ownership of various foreign subsidiaries. At December 31, 2017 and November 2, 2017, the cumulative earnings and profits of these entities combined were negative. The Act also introduced a tax on global intangible low-taxed income (GILTI), which had no impact on the 2018 year.
We have completed the accounting for the tax impact of the Act as of December 31, 2018 and have recorded no provisional amounts.
(7)
Leases

We have several noncancelable operating leases that expire through 2024. These leases generally contain renewal options for periods ranging from three to five years and require us to pay all executory costs such as maintenance and insurance. Rental expense for operating leases for the years ended December 31, 2018, 2017, and 2016 was $3,411,000, $3,687,000, and $3,697,000 respectively, and is allocated to various line items in the consolidated statements of operations.
The carrying value of assets recorded under capital leases was $2,369,552 and $2,691,383 as of December 31, 2018 and December 31, 2017, respectively, which includes accumulated amortization of $7,238,896 and $6,864,443, respectively. Amortization of assets held under capital leases is allocated to various line items in the consolidated statements of operations.
Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2018 are as follows:
	Capital Leases	Operating Leases
2019	$1,431,296	$4,296,528
2020	719,074	2,663,588
2021	427,967	1,450,505
2022	153,798	906,176
2023	—	461,453
2024 and thereafter	—	157,021
Total minimum lease payments	2,732,135	$9,935,271
Less amount representing interest	(271,361)
Present value of net minimum capital lease payments	2,460,774
Less current installments of obligations under capital leases	(1,263,375)
Obligations under capital leases excluding current installments	$1,197,399

(8)
Debt

In March 2015, we entered into a credit agreement (the Credit Agreement) providing for financing comprised of (i) a senior secured term loan facility (the Term Loan) of $20,000,000, and (ii) a senior secured revolving credit facility (the Revolver) that was subsequently amended to a borrowing limit of $15,000,000, and includes a $2,000,000 sublimit for the issuance of letters of credit. The Credit Agreement contains customary affirmative and negative covenants for financings of its type that are subject to customary exceptions. As of December 31, 2018, we were in compliance with all the reporting and financial covenants.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
In February 2017, the maturity date for both the Term Loan and the Revolver was extended to December 31, 2019. On December 26, 2018, we negotiated to extend the maturity date for both the Term Loan and the Revolver to December 31, 2021.
The outstanding balance for the Term Loan as of December 31, 2018 was $12,769,235, net of unaccreted discount and deferred financing costs of $105,765, and the outstanding balance under the Revolver was $6,000,000. For the year ended December 31, 2018, the weighted average interest rate was 5.44% for the Term Loan and 6.16% for the Revolver.
The following table reflects the schedule of principal payments for the Term Loan as of December 31, 2018:
Principal Payments
2019	$750,000
2020	750,000
2021	11,375,000
$12,875,000

(9)
Stockholders’ Equity

Common Stock
In accordance with our Certificate of Incorporation, as amended and restated, we are authorized to issue 100,000,000 shares of $0.001 par value common stock. Each outstanding share of common stock entitles the holder to one vote. The holders of common stock are entitled to receive dividends, subject to preferential rights by holders of our preferred stock and if declared by our board of directors. As of December 31, 2018, no dividends have been declared.
Preferred Stock
In accordance with our Certificate of Incorporation, as amended and restated, we are authorized to issue 10,000,000 shares of $0.001 par value preferred stock, which may be issued in one or more series. At December 31, 2018, there are no shares of preferred stock issued.
(10)
Stock-Based Compensation

We grant stock-based incentive awards to attract, motivate and retain qualified employees (including officers), non-employee directors and consultants, and those of our affiliates. Awards granted under our 2012 Omnibus Incentive Compensation Plan (the 2012 Plan) include common stock options, restricted stock units (RSUs), performance-based restricted stock units (PSUs), and restricted stock awards. The 2002 Stock Option Plan (the 2002 Plan) expired in 2012 and we are no longer making grants under it. Information related to the 2012 Plan and the 2002 Plan as of December 31, 2018 is as follows:
	2012 Plan	2002 Plan
Shares of common stock authorized for issuance	9,646,696	4,939,270
Stock options outstanding	4,244,630	202,555
RSUs outstanding	1,189,899	—
PSUs outstanding	248,440	—
Shares available for future grant	2,678,243	—

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Stock Options
The fair value of option grants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
	Year Ended December 31,
	2018	2017	2016
Risk-free interest rate	2.71%	1.92%	1.29%
Expected volatility	31.22%	32.66%	33.37%
Expected dividend yield	—	—	—
Expected life in years	6.25	6.25	6.25
Weighted average fair value of options granted	$3.63	$2.82	$1.32
The computation of expected volatility for each period is based on historical volatility of comparable public companies. The volatility percentage represents the mean volatility of these companies. The computation of expected life for each period was determined based on the simplified method. The risk-free interest rate is based on U.S. Treasury yields for zero-coupon bonds with a term consistent with the expected life of the options. The estimated forfeiture rate used in calculating compensation expense for options outstanding was 7.42% at December 31, 2018.
Information relative to the 2002 Plan and the 2012 Plan related to options is as follows:
	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2015	4,402,943	$9.38
Granted	248,728	3.74
Exercised	(646,639)	2.92
Canceled	(85,287)	9.04
Expired	(62,914)	5.77
Balance at December 31, 2016	3,856,831	9.99
Granted	1,050,654	7.86
Exercised	(107,526)	2.92
Canceled	(59,341)	9.94
Expired	(107,964)	11.11
Balance at December 31, 2017	4,632,654	9.79
Granted	195,150	9.88
Exercised	(200,750)	4.34
Canceled	(107,408)	7.50
Expired	(72,461)	13.00
Balance at December 31, 2018	4,447,185	10.04

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	December 31,
	2018	2017
Total intrinsic value of options exercised	$1,024,970	$415,374
Weighted average exercise price of fully vested options	$10.56	$10.43
Weighted average remaining term of fully vested options	5.8 years	6.4 years
Total unrecognized compensation cost related to non-vested stock options	$2,153,120	$5,116,640
Weighted average period to recognize compensation cost related to non-vested stock options	2.5 years	2.1 years
Information with respect to the options outstanding and exercisable under the 2002 Plan and the 2012 Plan at December 31, 2018 is as follows:
	Options Outstanding			Options Exercisable
Exercise Price Per Share	Options Outstanding	Weighted Average Remaining Contractual Life	Intrinsic Value	Options Exercisable	Weighted Average Remaining Contractual Life	Intrinsic Value
$2.31 - $3.74	349,100	4.8 years	$1,857,113	288,148	4.3 years	$1,583,438
4.13 - 7.20	682,173	7.1 years	1,060,778	388,121	6.2 years	728,740
8.07 - 12.62	1,460,754	7.2 years	123,570	907,504	6.5 years	108,744
13.00 - 15.90	1,955,158	5.6 years	—	1,955,158	5.6 years	—
	4,447,185		$3,041,461	3,538,931		$2,420,922
Restricted Stock Units and Performance Stock Units
Information relative to the 2012 Plan for RSUs and PSUs is as follows:
	Number of RSU’s Outstanding	Number of PSU’s Outstanding	Total	Weighted Average Grant Date Fair Value
Balance at December 31, 2015	81,977	310,545	392,522	$15.27
Granted	666,018	—	666,018	3.91
Vested	(83,377)	—	(83,377)	8.11
Canceled	(64,652)	(30,298)	(94,950)	5.44
Balance at December 31, 2016	599,966	280,247	880,213	5.20
Granted	593,580	198,440	792,020	8.29
Vested	(343,146)	—	(343,146)	3.84
Canceled	(38,138)	(12,188)	(50,326)	6.87
Balance at December 31, 2017	812,262	466,499	1,278,761	7.41
Granted	708,351	50,000	758,351	9.65
Vested	(288,829)	—	(288,829)	6.66
Canceled	(41,885)	(268,059)	(309,944)	8.16
Balance at December 31, 2018	1,189,899	248,440	1,438,339	8.58

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2018
Total unrecognized compensation cost related to non-vested combined RSU/PSU	$8,884,054
Weighted average period to recognize compensation cost related to non-vested combined RSU/PSU	2.6 years
In 2017, we awarded 198,440 PSUs that entitle recipients to shares of our common stock if certain financial metrics are met for the fiscal year ending December 31, 2018. The PSUs entitle the recipients to an amount of shares of common stock that could range from 0% up to 500% of the number of units granted at the date of vesting depending on the level of achievement of the specified conditions. We expect that the financial metrics will be achieved and the PSUs will vest at 500%.
(11)
Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:
	Year Ended December 31,
	2018	2017	2016
Numerator:
Net loss	$(13,602,520)	$(12,977,486)	$(18,726,726)
Denominator:
Weighted average shares used in computing net loss	27,825,795	27,415,953	26,718,882
Basic and diluted net loss per share	$(0.49)	$(0.47)	$(0.70)
Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares:
	Year Ended December 31,
	2018	2017	2016
Stock options outstanding	4,447,185	4,632,654	3,856,831
Restricted stock and performance stock units	1,438,339	1,278,761	880,213
	5,885,524	5,911,415	4,737,044

(12)
Commitments and Contingencies

Employment Agreements
On May 5, 2016, we entered into an employment agreement with our Chief Executive Officer and President, James W. Preuninger, which is identical to his previous employment agreement in all respects, with the following exceptions, (i) a term of employment through December 31, 2018 with successive two-year extensions unless either party provides written notice of non-renewal at least six months before the end of the then-current term of employment, (ii) a base salary adjustment to reflect a prior 2015 increase, (iii) inclusion of non-renewal by us as an event upon which specified compensation (including certain equity vesting) would be owed to Mr. Preuninger, similar to termination by us without cause or termination by Mr. Preuninger with good reason, (iv) new provisions addressing recoupment and claw-back, and (v) modification to the Confidential Information, Assignment of Rights, Non-Solicitation and Non-Competition Agreement between us and Mr. Preuninger (Exhibit B to the employment agreement) to increase the timeframe for non-solicitation and non-competition, upon expiration or termination, from twelve months to twenty-four months. At December 31, 2018, Mr. Preuninger’s employment agreement was automatically renewed.

AMBER ROAD, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Legal Proceedings
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our financial position, results of operations, or liquidity.
Other
Under the indemnification clauses of our standard customer agreements, we guarantee to defend and indemnify the customer against any claim based upon any failure to satisfy the warranty set forth in the contract associated with infringements of any patent, copyright, trade secret, or other intellectual property right. We do not expect to incur any infringement liability as a result of the customer indemnification clauses.
(13)
Benefit Plan

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). We did not make any matching contributions to the 401(k) Plan during the years ended December 31, 2018, 2017, and 2016.
(14)
Quarterly Results of Operations (unaudited)

The following is a summary of our quarterly results of operations for the years ended December 31, 2018 and 2017:
	March 31, 2018(1)	June 30, 2018(1)	September 30, 2018	December 31, 2018
Revenues	$20,064,392	$21,056,355	$22,160,998	$21,884,308
Gross profit	10,412,725	11,270,420	12,700,303	12,631,596
Loss from operations	(3,992,726)	(3,683,398)	(1,836,609)	(1,883,950)
Net loss	(5,413,837)	(3,951,240)	(1,614,770)	(2,622,673)
Net loss per share – basic and diluted	$(0.20)	$(0.14)	$(0.06)	$(0.09)
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenues	$18,554,556	$19,675,285	$20,213,250	$20,633,019
Gross profit	9,152,782	9,765,196	11,062,248	11,354,317
Loss from operations	(4,988,150)	(3,536,647)	(1,179,345)	(2,143,323)
Net loss	(4,413,196)	(4,517,471)	(2,237,703)	(1,809,116)
Net loss per share – basic and diluted	$(0.16)	$(0.16)	$(0.08)	$(0.07)

(1)
During the third quarter of 2018, we revised previously reported stock-based compensation expense for the quarters ended March 31, 2018 and June 30, 2018 related to certain performance stock units due to a change in performance conditions. In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded the error was immaterial to the prior periods. The correction of the immaterial error resulted in an increase of $2,246,644 and $747,119 to stock-based compensation for the three months ended March 31, 2018 and June 30, 2018, respectively.

Annex A
BUSINESS COMBINATION AGREEMENT
BY AND AMONG
CC NEUBERGER PRINCIPAL HOLDINGS I,
SONAR MERGER SUB I, LLC,
SONAR MERGER SUB II, LLC,
SONAR MERGER SUB III, LLC,
SONAR MERGER SUB IV, LLC,
SONAR MERGER SUB V, LLC,
SONAR MERGER SUB VI, LLC,
INSIGHT (CAYMAN) IX EAGLE BLOCKER, LLC,
INSIGHT (DELAWARE) IX EAGLE BLOCKER, LLC,
INSIGHT GBCF (CAYMAN) EAGLE BLOCKER, LLC,
INSIGHT GBCF (DELAWARE) EAGLE BLOCKER, LLC,
ELLIOTT EAGLE JV LLC,
ELLIOTT ASSOCIATES, L.P.,
ELLIOTT INTERNATIONAL, L.P.,
PDI III E2OPEN BLOCKER CORP.
SONAR COMPANY MERGER SUB, LLC,
E2OPEN HOLDINGS, LLC,
AND
INSIGHT VENTURE PARTNERS, LLC, SOLELY IN ITS CAPACITY AS REPRESENTATIVE OF THE BLOCKER OWNERS AND THE COMPANY EQUITYHOLDERS
DATED AS OF OCTOBER 14, 2020

A-i

A-ii

A-iii

EXHIBITS

Exhibit A Company A&R LLCA
Exhibit B Form of Tax Receivable Agreement
Exhibit C Form of Investor Rights Agreement
Exhibit D Form of Buyer Bylaws
Exhibit E Form of Buyer Certificate of Incorporation

A-iv

BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement (this “Agreement”) is made and entered into as of October 14, 2020 (the “Effective Date”), by and among (i) CC Neuberger Principal Holdings I, a Cayman Islands exempted company, which shall domesticate as a Delaware corporation in accordance herewith (the “Buyer”), (ii) Sonar Merger Sub I, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 1”), (iii) Sonar Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 2”), (iv) Sonar Merger Sub III, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 3”), (v) Sonar Merger Sub IV, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 4”), (vi) Sonar Merger Sub V, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 5”), (vii) Sonar Merger Sub VI, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Buyer (“Blocker Merger Sub 6”, and together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5, the “Blocker Merger Subs”), (viii) Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Cayman Blocker”), (ix) Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company (“Insight Delaware Blocker”), (x) Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Cayman Blocker”), (xi) Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company (“Insight GBCF Delaware Blocker”), (xii) Elliott Eagle JV LLC, a Delaware limited liability company (“Elliott Eagle Blocker”), (xiii) PDI III E2open Blocker Corp., a Delaware corporation (“PDI Blocker”, and together with Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, and Elliott Eagle Blocker, the “Blockers”), (xiv) Sonar Company Merger Sub, LLC a Delaware limited liability company (“Company Merger Sub”, and together with the Buyer and the Blocker Merger Subs, the “Buyer Parties”), (xv) E2open Holdings, LLC, a Delaware limited liability company (the “Company”), and (xvi) Insight Venture Partners, LLC, a Delaware limited liability company, solely in its capacity as representative of the Blocker Owners and the Company Equityholders (the “Equityholder Representative”). Each of the Buyer, the Blocker Merger Subs, the Blockers, the Company Merger Sub, the Company, and the Equityholder Representative is also referred to herein as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, (a) the Buyer is a blank check company incorporated to acquire one or more operating businesses through a Business Combination, (b) the Buyer has formed each of Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4, Blocker Merger Sub 5 and Blocker Merger Sub 6 and (c) the Buyer has formed Company Merger Sub.
WHEREAS, prior to the Effective Date, the Buyer has entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”), as amended by that certain Side Letter, dated as of the date hereof, between NBOKS and the Buyer (the “NBOKS Side Letter”) for an aggregate investment of two hundred million dollars ($200,000,000) (the “Forward Purchase Amount”) by NBOKS in exchange for the Forward Purchase Securities, which investment shall close concurrently with the Closing in accordance with the terms and subject to the conditions of the Forward Purchase Agreement (as amended by the NBOKS Side Letter).
WHEREAS, in connection with the transactions contemplated hereby, the Buyer has entered into the Backstop Agreement with NBOKS, for an aggregate investment of up to three hundred million dollars ($300,000,000) by NBOKS in accordance with the terms and subject to the conditions of the Backstop Agreement.
WHEREAS, in connection with the transactions contemplated hereby, the Buyer has entered into those certain subscription agreements (each, a “Subscription Agreements”) listed on Schedule 1.1 with the applicable investors named therein (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors have committed to make a private investment in the aggregate amount of five hundred twenty million dollars ($520,000,000) in public equity in the form of Buyer Class A Common Stock (the “PIPE Investment”) on the terms and subject to the conditions set forth therein.

WHEREAS, immediately prior to the Closing, on the Closing Date, (a) the Buyer will domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”), (b) pursuant to the Domestication, (i) the Buyer Certificate of Incorporation will be adopted and (ii) the Buyer Bylaws will be adopted by the Buyer Board that is in existence immediately following the Domestication, and (c) pursuant to the Domestication, the Buyer will request a certificate of de-registration from the Registrar of Companies of the Cayman Islands.
WHEREAS, in order to effect the Business Combination contemplated hereby, (a) immediately following the Domestication, simultaneously (i) Blocker Merger Sub 1 will merge with and into Insight Cayman Blocker, with Insight Cayman Blocker as the surviving company and wholly-owned subsidiary of the Buyer (the “Insight Cayman Merger”), (ii) Blocker Merger Sub 2 will merge with and into Insight Delaware Blocker, with Insight Delaware Blocker as the surviving company and wholly-owned subsidiary of the Buyer (the “Insight Delaware Merger”), (iii) Blocker Merger Sub 3 will merge with and into Insight GBCF Cayman Blocker, with Insight GBCF Cayman Blocker as the surviving company and wholly-owned subsidiary of the Buyer (the “Insight GBCF Cayman Merger”), (iv) Blocker Merger Sub 4 will merge with and into Insight GBCF Delaware Blocker, with Insight GBCF Delaware Blocker as the surviving company and wholly-owned subsidiary of the Buyer (the “Insight GBCF Delaware Merger”), (v) Blocker Merger Sub 5 will merge with and into Elliott Eagle Blocker, with Elliott Eagle Blocker as the surviving company and wholly-owned subsidiary of the Buyer (together with the Elliott Note Transfer (as defined herein), the “Elliott Merger”), and (vi) Blocker Merger Sub 6 will merge with and into PDI Blocker, with PDI Blocker as the surviving company and wholly-owned subsidiary of the Buyer (the “PDI Merger”, together with the Insight Cayman Merger, the Insight Delaware Merger, the Insight GBCF Cayman Merger, the Insight GBCF Delaware Merger, and the Elliott Merger, the “Blocker Mergers”) and (b) thereafter, each of the Blockers will merge with and into the Buyer, with the Buyer as the surviving company (the “Buyer Mergers”).
WHEREAS, in order to effect the Business Combination contemplated hereby, immediately following the Buyer Mergers, Company Merger Sub will merge with and into the Company, with the Company as the surviving company (the “Company Merger”, together with the Blocker Mergers and the Buyer Mergers, the “Mergers”), resulting in the Company becoming a subsidiary of the Buyer.
WHEREAS, the boards of managers or directors, managing member or other governing body, as applicable, of each of the Buyer, Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4, Blocker Merger Sub 5, Blocker Merger Sub 6, Company Merger Sub, the Company, Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, Elliott Eagle Blocker and PDI Blocker have approved and declared advisable entry into this Agreement, the Mergers, and the other transactions contemplated hereby, upon the terms and subject to the conditions hereof and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”) and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), as applicable.
WHEREAS, the boards of managers or directors, managing member or other governing body, as applicable, of each of the Buyer, Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4, Blocker Merger Sub 5, Blocker Merger Sub 6, Company Merger Sub, the Company, Insight Cayman Blocker, Insight Delaware Blocker, Insight GBCF Cayman Blocker, Insight GBCF Delaware Blocker, Elliott Eagle Blocker and PDI Blocker have determined that this Agreement, the Mergers and the other transactions contemplated hereby are fair to, advisable to and in the best interest of their respective equityholders and have recommended to their respective equityholders the approval of the Mergers.
WHEREAS, simultaneously with the Closing, the Company LLCA shall be amended and restated in the form attached hereto as Exhibit A (the “Company A&R LLCA”) to, among other things, reflect the Company Merger.
WHEREAS, simultaneously with the Closing, certain Company Unitholders and the Buyer will enter into a Tax Receivable Agreement in the form attached hereto as Exhibit B (the “Tax Receivable Agreement”).
WHEREAS, simultaneously with the Closing, the Insight Member, the Insight Blocker Owners, the Elliott Blocker Owners, the Sponsor, the Buyer and certain other parties thereto will enter into an Investor Rights Agreement in the form attached hereto as Exhibit C (the “Investor Rights Agreement”).

WHEREAS, simultaneously with the Closing, the Buyer and the Company Equityholders set forth on Schedule 1.2 will enter into a Lock-Up Agreement in a form consistent with the terms set forth on Schedule 1.3 (the “Lock-Up Agreement”).
WHEREAS, simultaneously with the entry into this Agreement, the Sponsor, the Buyer, CCNB Sponsor 1 Holdings LLC, NBOKS and the other individual parties thereto entered into that certain Sponsor Side Letter dated as of the date hereof, (the “Sponsor Side Letter”).
WHEREAS, as a condition to the consummation of the transactions contemplated hereby and by the Ancillary Agreements, the Buyer shall provide an opportunity to its shareholders to exercise their rights to participate in the Buyer Share Redemption, and on the terms and subject to the conditions and limitations, set forth herein and the applicable Buyer Governing Documents in conjunction with, inter alia, obtaining the Required Vote.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1   Certain Definitions.   For purposes of this Agreement, capitalized terms used but not otherwise defined herein shall have the meanings set forth below.
“Accounting Principles” means (a) the accounting principles, policies and procedures set out in Schedule 1.4, (b) to the extent not addressed in clause (a), the accounting principles, policies, procedures, practices, applications and methodologies used in preparing the audited balance sheet of E2open and its Subsidiaries as at February 29, 2020, and (c) to the extent not addressed in clauses (a) and (b), GAAP.
“Adjusted Aggregate Cash Amount” means (a) the Base Aggregate Cash Amount, minus (b) the Seller Advisor Fees.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no portfolio company of a private equity fund or other investment fund that is an Affiliate of a Group Company shall be deemed an “Affiliate” for purposes of this Agreement.
“Affiliated Group” means a group of Persons that elects to, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, aggregate group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.
“Aggregate Blocker Merger Consideration” means the Blocker Merger Consideration received by all Blocker Owners.
“Aggregate Company Optionholder Merger Consideration” means the Company Optionholder Merger Consideration received by all Company Optionholders who hold Vested Company Options, and the number of shares of Buyer Class A Common Stock underlying the Restricted Share Units and Company Optionholder Restricted Stock Consideration delivered in respect of the Unvested Company Options.
“Aggregate Company Class A Unitholder Merger Consideration” means the Company Class A Unitholder Merger Consideration received by all Company Class A Unitholders.
“Aggregate Company Class B Unitholder Merger Consideration” means the Company Class B Unitholder Merger Consideration received by all Company Class B Unitholders.
“Aggregate Company Unitholder Merger Consideration” means the Aggregate Company Class A Unitholder Merger Consideration, plus the Aggregate Company Class B Unitholder Merger Consideration.

“Aggregate Option Exercise Price” means the aggregate amount of exercise price that would be paid to the Company in respect of the exercise in full of all Company Options immediately prior to the Effective Time in accordance with the terms of the applicable option agreement with the Company pursuant to which such Company Options were issued.
“Aggregate Participation Levels Amount” means the sum of all Participation Levels assigned to each Class B Unit.
“Aggregate Permitted Acquisition Price Amount” means, without duplication, (i) (A) the aggregate amount of cash consideration paid by any Group Company prior to Closing in respect of all Permitted Acquisitions, minus (B) the amount paid by any Group Company in respect of cash of Permitted Acquisition Targets, plus (C) the amount of indebtedness of Permitted Acquisition Targets (as defined in the applicable purchase agreement governing such Permitted Acquisition, to the extent taken into account in the calculation of consideration, or that would constitute “Indebtedness” hereunder), plus (ii) the amount of transaction expenses paid on behalf of sellers or Permitted Acquisition Targets, plus (iii) the aggregate value (as set forth in the applicable definitive agreement governing such Permitted Acquisition or, if not so set forth, then as mutually agreed by the parties hereto) of all “rollover equity” issued, by the Company prior to the Closing Date in connection with the consummation of such Permitted Acquisitions.
“Allocation Schedule” means a schedule dated as of the Closing Date, prepared by the Company and in a format reasonably acceptable to the Buyer, setting forth, for each Company Equityholder and each Blocker Owner: (a) the name and payment instructions for such Company Equityholder or Blocker Owner, (b) (i) the number and type of Company Units held as of the Closing Date by such Company Equityholder and (ii) the number and type of Equity Interests held in each Blocker by each Blocker Owner, (c) the aggregate number of Company Units issuable in respect of the Company Options held by such Company Equityholder (assuming, in each case, all such Company Options were exercised in full by payment of cash), (d) the Pro Rata Percentage for such Company Equityholder or Blocker Owner and (e) (i) for each Blocker Owner, the Closing Blocker Merger Consideration for such Blocker Owner, (ii) for each Company Class A Unitholder, the Closing Company Class A Unitholder Merger Consideration for such Company Class A Unitholder, (iii) for each Company Class B Unitholder, the Closing Company Class B Unitholder Merger Consideration for such Company Class B Unitholder, and (iv) for each Company Optionholder, the Closing Company Optionholder Merger Consideration for each Vested Company Option and the number of Restricted Share Units and shares of Buyer Class B Common Stock to be delivered in respect of the Unvested Company Options, as applicable.
“Ancillary Agreement” means each agreement, document, instrument or certificate contemplated hereby to be executed in connection with the consummation of the transactions contemplated hereby, including the Company A&R LLCA, the Subscription Agreements, the Tax Receivable Agreement, the Lock-Up Agreements, the Sponsor Side Letter, the Investor Rights Agreement, the Forward Purchase Agreement, the NBOKS Side Letter, the Backstop Agreement, the Permitted Equity Subscription Agreements and the documents entered in connection therewith, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws related to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Canada Corruption of Foreign Public Officials Act of 1999, the UK Bribery Act of 2010, the legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable Law that prohibits bribery, corruption, fraud or other improper payments.
“Applicable Withholding Amount” means such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to payments made in respect of the Company Options.
“Available Closing Date Equity” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the Buyer Share Redemptions), plus (b) the amount of PIPE Proceeds, plus (c) the Forward Purchase Amount, plus (d) (1) the Permitted Equity Financing Proceeds and (2) the Backstop Amount.

“Backstop Agreement” means that certain Backstop Facility Agreement by and between the Buyer and NBOKS, dated as of the date hereof.
“Backstop Amount” means the amount funded by NBOKS to the Buyer under the Backstop Agreement in connection with the Closing in accordance with the terms thereof and hereof, which, for the avoidance of doubt, may be zero.
“Base Aggregate Cash Amount” means (a) $700,000,000, minus (b) the Unfunded Redemption Amount, plus (c) (i) the Aggregate Option Exercise Price multiplied by (ii) the Cash Consideration Percentage, plus (d) (i) the Aggregate Participation Levels Amount multiplied by (ii) the Cash Consideration Percentage.
“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.
“Beneficial Ownership Regulation” means 31 C.F.R § 1010.230.
“Blocker Accrued Income Taxes” means the sum of an amount determined with respect to each of the Blockers equal to the aggregate excess, if any, in each jurisdiction of the current income Tax liabilities over the aggregate current income Tax assets of such Blocker with respect to such jurisdiction attributable to any Pre-Closing Tax Period. The calculation of Blocker Accrued Income Taxes shall (a) exclude any deferred Tax liabilities or deferred Tax assets, (b) not take into account the effect of any transactions taken by such Blocker outside the ordinary course of business during the portion of the Closing Date after the time of Closing, and (c) be determined in accordance with Section 10.1(b).
“Blocker Disclosure Schedules” means the Disclosure Schedules delivered by the Blockers to the Buyer concurrently with the execution and delivery hereof.
“Blocker Equity Interests” means the issued and outstanding limited liability company interests or other Equity Interest in a Blocker immediately prior to the Blocker Effective Time.
“Blocker Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization; Authority; Enforceability), Section 5.2(a) (Non-contravention), Section 5.3 (Capitalization), Section 5.4 (Holding Company; Ownership), Section 5.7 (Brokerage) and Section 5.9 (Affiliate Transactions).
“Blocker Indebtedness” means, without duplication, with respect to any Blocker, all obligations (including all obligations in respect of principal, accrued and unpaid interest, penalties, breakage costs, fees and premiums and other costs and expenses associated with repayment or acceleration) of such Blocker (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services, business (other than trade payables) or with respect to any conditional sale, title retention, consignment or similar arrangements, (d) any obligation capitalized or required to be capitalized in accordance with GAAP, (e) any letters of credit, bankers acceptances or other obligation by which such Blocker assured a creditor against loss, in each case to the extent drawn upon or currently payable, (f) for earn-out or contingent payments related to acquisitions or investments (assuming the maximum amount earned), including post-closing price true-ups, indemnifications and seller notes, (g) in respect of dividends declared or distributions payable but unpaid, (h) under derivative financial instruments, including hedges, currency and interest rate swaps and other similar Contracts, (i) all obligations with respect to any unpaid deferred compensation (including deferred compensation payable as deferred purchase price), plus the employer portion of any payroll Taxes incurred in respect of such obligations (determined as though all such obligations were payable as of the Closing Date), (j) all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that any Blocker has elected to defer pursuant to Section 2302 of the CARES Act, (k) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), (l) all Blocker Accrued Income Taxes, (m) all current and non-current Liabilities of the Blockers and any other Liabilities of the Blockers, including Taxes and shareholder debt, (n) any amounts unpaid under the terms of any Blocker Affiliated Transaction, or related to the termination of any Blocker Affiliated Transaction, and (o) in the nature of guarantees of the obligations described in clauses (a) through (n) above. For the avoidance of doubt, Blocker Indebtedness will exclude (A) any items included in the calculation of Transaction Expenses and (B) with respect to the Elliott Blocker, all amounts owed under the Elliott Blocker Notes.
“Blocker Merger Consideration” means, with respect to each Blocker Owner, (a) the Closing Blocker Merger Consideration, plus (b) any shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to Section 3.5(d)(i)(A), minus (c) any shares of Buyer Class A Common Stock forfeited by such Blocker Owner pursuant to Section 3.5(d)(ii)(A), plus (d) any shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to Section 3.5(d)(iii)(A), minus (e) any shares of Buyer Class A Common Stock forfeited by such Blocker Owner pursuant to Section 3.5(d)(iii)(B), plus (f) any cash in lieu of any fractional share as provided in Section 3.4(c).
“Blocker Owners” means, collectively, the Insight Blocker Owners, the Elliott Blocker Owners and the PDI Blocker Owners.
“Blocker Written Consents” means, collectively, the written consents executed by all of the members or stockholders, as applicable, of each of the Insight Cayman Blocker, the Insight Delaware Blocker, the Insight GBCF Cayman Blocker, the Insight GBCF Delaware Blocker, the Elliott Eagle Blocker and the PDI Blocker evidencing (a) the approval of this Agreement, such Blocker’s Blocker Merger and the other transactions contemplated hereby, (b) the appointment of the Equityholder Representative pursuant to Section 14.1 hereof, and (c) an agreement to enter into any agreements or documentation reasonably required in connection with the obligations of the Blockers pursuant to Section 8.16.
“Business Combination” has the meaning ascribed to such term in the Buyer Memorandum and Articles.
“Business Data” means any and all data (whether or not in a Database), including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other Persons), whether in electronic or any other form or medium, that is subject to Processing by any of the IT Assets.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Buyer Board” means, at any time, the board of directors of the Buyer.
“Buyer Bylaws” means the bylaws of the Buyer following the Domestication in the form attached hereto as Exhibit D.
“Buyer Capital Stock” means (a) as of the Effective Date, the Buyer Class A Ordinary Shares and the Buyer Class B Ordinary Shares and (b) following the Domestication, the Buyer Class A Common Stock, the Buyer Class B Common Stock and the Buyer Class V Voting Stock.
“Buyer Certificate of Incorporation” means the certificate of incorporation of the Buyer following the Domestication in the form attached hereto as Exhibit E.
“Buyer Class A Common Stock” means, following the Domestication, the Class A common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, to be authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share.
“Buyer Class B-1 Common Stock” means, following the Domestication, the Series B-1 common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, to be authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Class B-2 Common Stock” means, following the Domestication, the Series B-2 common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, to be authorized pursuant to the Buyer Certificate of Incorporation.

“Buyer Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share.
“Buyer Class V Voting Stock” means, following the Domestication, the Class V common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, to be authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Competing Transaction” means any transaction involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of all or substantially all of the assets or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving the Buyer (or any Affiliate or Subsidiary of the Buyer) and any party other than the Company or the Company Equityholders.
“Buyer Disclosure Schedules” means the Disclosure Schedules delivered by the Buyer to the Company concurrently with the execution and delivery of this Agreement.
“Buyer Expense Cap” means $63,000,000.
“Buyer Fundamental Representations” means the representations and warranties set forth in Section 6.1 (Organization; Authority; Enforceability), Section 6.2(a) (Non-Contravention), Section 6.3 (Capitalization), Section 6.6 (Brokerage) and Section 6.7 (Trust Account).
“Buyer Governing Documents” means, at any time prior to the Domestication, the Buyer Memorandum and Articles and, at any time following the Domestication, the Buyer Certificate of Incorporation and the Buyer Bylaws, as in effect at such time.
“Buyer Memorandum and Articles” means the amended and restated memorandum and articles of association of the Buyer adopted by special resolution dated April 23, 2020, as in effect on the Effective Date.
“Buyer SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by the Buyer with the SEC, including the Form S-4, Additional Buyer Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“Buyer Share Redemption” means the election of an eligible holder of the Buyer Class A Ordinary Shares (as determined in accordance with the applicable Buyer Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s Buyer Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the applicable Buyer Governing Documents and the Trust Agreement) in connection with the Buyer Shareholder Meeting.
“Buyer Shareholder Meeting” means a general meeting of the Buyer Shareholders to vote on the Buyer Shareholder Voting Matters.
“Buyer Shareholder Voting Matters” means the Required Buyer Shareholder Voting Matters and the Other Buyer Shareholder Voting Matters.
“Buyer Shareholders” means the holders of the Buyer Class A Ordinary Shares and Buyer Class B Ordinary Shares.
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020.
“Cash and Cash Equivalents” means the sum (expressed in United States dollars) of all cash and cash equivalents which are convertible within ninety (90) days (including marketable securities, bank deposits, checks received but not cleared, and deposits in transit of the Blockers and the Group Companies) of the Blockers and the Group Companies as of the Measurement Time, in each case, calculated in accordance with the Accounting Principles; provided, that Cash and Cash Equivalents shall exclude (i) any customer deposits for the incentive payment program administered by the Group Companies on behalf of customers of the Group Companies that are held in a restricted cash account and (ii) security deposits, and shall be calculated net of any outstanding checks written or ACH transactions or wire transfers that have been issued but remain outstanding or uncleared as of the Measurement Time; and provided, further, that Cash and Cash Equivalents shall exclude any Cash and Cash Equivalents used to pay Transaction Expenses between the Measurement Time and Closing.
“Cash Consideration Percentage” means a fraction, expressed as a percentage, equal to (a) the Adjusted Aggregate Cash Amount, divided by (b) (i) the Merger Consideration, minus (ii) the Seller Advisor Fees, minus (iii) the Aggregate Option Exercise Price, minus (iv) the Aggregate Participation Levels Amount.
“Class A Units” has the meaning set forth in the Company LLCA.
“Class A-1 Units” has the meaning set forth in the Company LLCA.
“Class B Cash-Out Units” means, with respect to each Company Class B Unitholder, a number of Class B Units held by such Company Class B Unitholder equal to the Total Class B Units less the Class B Rollover Units, in each case, determined separately with respect to each grant of Class B Units outstanding as of immediately prior to the Effective Time.
“Class B Rollover Units” means, with respect to each Company Class B Unitholder, a number of Class B Units held by such Company Class B Unitholder equal to the product of (x) such Company Class B Unitholder’s Total Class B Units, multiplied by (y) the Equity Consideration Percentage, in each case, determined separately with respect to each grant of Class B Units outstanding as of immediately prior to the Effective Time.
“Class B Units” has the meaning set forth in the Company LLCA.
“Clayton Act” means the Clayton Act of 1914.
“Closing Blocker Merger Consideration” means, (x) with respect to each Blocker Owner other than the Insight Blocker Owners, (a) a number of shares of Buyer Class A Common Stock equal to (i) (A) (1) (I) the Estimated Merger Consideration, minus (II) the Base Aggregate Cash Amount multiplied by (2) such Blocker Owner’s Pro Rata Percentage divided by (B) the Reference Price, minus (ii) the Estimated Closing Blocker Indebtedness of such Blocker Owner’s Blocker divided by the Reference Price, (b) a number of shares of Buyer Class B-2 Common Stock equal to (i) 6,000,000 multiplied by (ii) such Blocker Owner’s Pro Rata Percentage, (c) a number of shares of Buyer Class B-1 Common Stock equal to (i) 10,000,000 multiplied by (ii) such Blocker Owner’s Pro Rata Percentage, and (d) an amount in cash equal to (i) the Adjusted Aggregate Cash Amount multiplied by (ii) such Blocker Owner’s Pro Rata Percentage, and (y) with respect to each Insight Blocker Owner, (a) a number of shares of Buyer Class A Common Stock equal to (i) (A) (1) (I) the Estimated Merger Consideration, minus (II) the Base Aggregate Cash Amount multiplied by (2) such Insight Blocker Owner’s Pro Rata Percentage divided by (B) the Reference Price, minus (ii) the Estimated Closing Blocker Indebtedness of such Insight Blocker Owner’s Blocker divided by the Reference Price, (b) a number of shares of Buyer Class A Common Stock equal to (i) (A) the Insight Deemed Contribution Amount multiplied by (B) such Insight Blocker’s Insight Owner Relative Pro Rata Percentage divided by (ii) the Reference Price, (c) a number of shares of Buyer Class B-2 Common Stock equal to (i) 6,000,000 multiplied by (ii) such Insight Blocker Owner’s Pro Rata Percentage, (d) a number of shares of Buyer Class B-1 Common Stock equal to (i) 10,000,000 multiplied by (ii) such Insight Blocker Owner’s Pro Rata Percentage, and (e) an amount in cash equal to (i) (A) the Adjusted Aggregate Cash Amount multiplied by (B) such Blocker Owner’s Pro Rata Percentage, minus (ii) (A) the Insight Deemed Contribution Amount multiplied by (B) such Insight Blocker Owner’s Insight Owner Relative Pro Rata Percentage.
“Closing Company Class A Unitholder Merger Consideration” means, (x) with respect to each Company Class A Unitholder other than the Insight Member, (a) a number of Common Units equal to (i) (A) the Estimated Merger Consideration, minus the Base Aggregate Cash Amount multiplied by (B) such Company Class A Unitholder’s Pro Rata Percentage divided by (ii) the Reference Price (the amount calculated in clause (a), each such Company Class A Unitholder’s “Class A Common Unit Consideration”), (b) a number of shares of Buyer Class V Voting Stock equal to the number of Common Units determined for such Company Class A Unitholder pursuant to clause (a) of this definition, (c) a number of Series 2 RCUs equal to (i) 6,000,000 multiplied by (ii) such Company Class A Unitholder’s Pro Rata Percentage (the amount calculated in clause (c), each such Company Class A Unitholder’s “Class A Series 2 RCU Consideration”), (d) a number of Series 1 RCUs equal to (i) 10,000,000 multiplied by (ii) such Company Class A Unitholder’s Pro Rata Percentage (the amount calculated in clause (d), each such Company Class A Unitholder’s

“Class A Series 1 RCU Consideration”) and (e) an amount in cash equal to (i) the Adjusted Aggregate Cash Amount multiplied by (ii) such Company Class A Unitholder’s Pro Rata Percentage, and (y) with respect to the Insight Member, (a) a number of Common Units equal to (i) (A) (1) the Estimated Merger Consideration, minus (2) the Base Aggregate Cash Amount multiplied by (B) the Insight Member’s Pro Rata Percentage divided by (ii) the Reference Price (the amount calculated in clause (a), the Insight Member’s “Class A Common Unit Consideration”), (b) a number of Common Units equal to (i) (A) the Insight Deemed Contribution Amount multiplied by (B) the Insight Member’s Insight Owner Relative Pro Rata Percentage divided by (ii) the Reference Price, (c) a number of shares of Buyer Class V Voting Stock equal to the number of Common Units determined for such Insight Member pursuant to clause (a) and clause (b) of this definition, (d) a number of Series 2 RCUs equal to (i) 6,000,000 multiplied by (ii) the Insight Member’s Pro Rata Percentage (the amount calculated in clause (d), the Insight Member’s “Class A Series 2 RCU Consideration”), (e) a number of Series 1 RCUs equal to (i) 10,000,000 multiplied by (ii) the Insight Member’s Pro Rata Percentage (the amount calculated in clause (e), the Insight Member’s “Class A Series 1 RCU Consideration”) and (f) an amount in cash equal to (i) (A) the Adjusted Aggregate Cash Amount, multiplied by (B) the Insight Member’s Pro Rata Percentage, minus (ii) (A) the Insight Deemed Contribution Amount multiplied by (B) the Insight Member’s Insight Owner Relative Pro Rata Percentage.
“Closing Company Class B Unitholder Merger Consideration” means, with respect to each Company Class B Unitholder, (a) a number of Common Units equal to (i) (A) (1) the Estimated Merger Consideration, minus (2) the Base Aggregate Cash Amount, multiplied by (B) such Company Class B Unitholder’s Pro Rata Percentage, minus (3) the aggregate Participation Levels in respect of all of such Company Class B Unitholder’s Class B Rollover Units divided by (ii) the Reference Price (the amount calculated in clause (a), each such Company Unitholder’s “Class B Common Unit Consideration”), (b) a number of shares of Buyer Class V Voting Stock equal to the number of Common Units determined for such Company Unitholder pursuant to clause (a) of this definition, (c) a number of Series 2 RCUs equal to (i) 6,000,000 multiplied by (ii) such Company Class B Unitholder’s Pro Rata Percentage (the amount calculated in clause (c), each such Company Class B Unitholder’s “Class B Series 2 RCU Consideration”), (d) a number of Series 1 RSUs equal to (i) 10,000,000 multiplied by (ii) such Company Class B Unitholder’s Pro Rata Percentage (the amount calculated in clause (d), each such Company Class B Unitholder’s “Class B Series 1 RCU Consideration”) and (e) such Company Class B Unitholder’s Company Class B Unitholder Cash Consideration.
“Closing Blocker Indebtedness” means the Blocker Indebtedness of each Blocker as of the Measurement Time, calculated in accordance with the Accounting Principles applicable to the Blockers.
“Closing Company Indebtedness” means the Company Indebtedness as of the Measurement Time, calculated in accordance with the Accounting Principles.
“Closing Company Optionholder Merger Consideration” means, with respect to each Company Optionholder who holds Vested Company Options, (a) a number of shares of Buyer Class A Common Stock equal to (i) (A) (1) the Estimated Merger Consideration, minus (2) the Base Aggregate Cash Amount, multiplied by (B) such Company Optionholder’s Pro Rata Percentage, minus (C) the aggregate exercise price in respect of all of such Company Optionholder’s Company Rollover Options divided by (ii) the Reference Price (the amount calculated in clause (a), each such Company Optionholder’s “Class A Common Stock Consideration”), (b) such Company Optionholder’s Company Optionholder Restricted Stock Consideration and (c) such Company Optionholder’s Company Optionholder Cash Consideration.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Unit Consideration” means the Class A Common Unit Consideration, plus the Class B Common Unit Consideration.
“Common Units” has the meaning set forth in the Company A&R LLCA.
“Company Accrued Income Taxes” means the sum of an amount determined with respect to each of the Group Companies equal to the aggregate excess, if any, in each jurisdiction of the current income Tax liabilities over the aggregate current income Tax assets of the Group Companies with respect to such jurisdiction attributable to any Pre-Closing Tax Period. The calculation of Accrued Income Taxes shall (a) exclude any deferred Tax liabilities or deferred Tax assets, (b) not take into account the effect of any transactions taken by the Group Companies outside the ordinary course of business during the portion of the Closing Date after the time of Closing, and (c) be determined in accordance with Section 10.1(b).
“Company Cash-Out Option” means, with respect to each Company Optionholder, a number of Company Options held by such Person equal to the Total Company Options less the Company Rollover Options, in each case, determined separately with respect to each grant of Company Options outstanding as of immediately prior to the Effective Time.
“Company Class A Unitholder” means each holder (other than the Blockers prior to the Buyer Merger and the Buyer after the Buyer Merger) of Class A Units or Class A-1 Units.
“Company Class A Unitholder Merger Consideration” means, with respect to each Company Class A Unitholder, (a) the Closing Company Class A Company Unitholder Merger Consideration, plus (b) any Common Units (together with cash in lieu of any fractional Common Unit as provided in Section 3.4(c)) issued to such Company Class A Unitholder pursuant to Section 3.5(d)(i)(B) and any shares of Buyer Class V Voting Stock issued to such Company Class A Unitholder pursuant to Section 3.5(d)(i)(D), minus (c) any Common Units forfeited by such Company Class A Unitholder pursuant to Section 3.5(d)(ii)(B) and any shares of Buyer Class V Voting Stock forfeited by such Company Class A Unitholder pursuant to Section 3.5(d)(ii)(D).
“Company Class B Unitholder” means each holder (other than the Blockers prior to the Buyer Merger and the Buyer after the Buyer Merger) of Class B Units.
“Company Class B Unitholder Cash Consideration” means, with respect to each Company Class B Unitholder, an amount in cash equal to (i) the Adjusted Aggregate Cash Amount multiplied by such Company Class B Unitholder’s Pro Rata Percentage, minus (ii) the aggregate Participation Levels in respect of all of such Company Class B Unitholder’s Class B Cash-Out Units.
“Company Class B Unitholder Merger Consideration” means, with respect to each Company Class B Unitholder, (a) the Closing Company Class B Company Unitholder Merger Consideration, plus (b) any Common Units (together with cash in lieu of any fractional Common Unit as provided in Section 3.4(c)) issued to such Company Class B Unitholder pursuant to Section 3.5(d)(i)(C) and any shares of Buyer Class V Voting Stock issued to such Company Class B Unitholder pursuant to Section 3.5(d)(i)(D), minus (c) any Common Units forfeited by such Company Class B Unitholder pursuant to Section 3.5(d)(ii)(C) and any shares of Buyer Class V Voting Stock forfeited by such Company Class B Unitholder pursuant to Section 3.5(d)(ii)(D).
“Company Disclosure Schedules” means the Disclosure Schedules delivered by the Company to the Buyer concurrently with the execution and delivery of this Agreement.
“Company Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each Pension Agreement and each equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, incentive, severance, separation, employment, individual consulting or independent contractor, transaction, change in control, retention, deferred compensation, vacation, sick pay or paid time-off, medical, dental, life or disability, retiree or post-termination health or welfare, salary continuation, fringe or other compensation or benefit plan, program, policy, agreement, arrangement or Contract, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by any of the Group Companies or under or with respect to which any of the Group Companies has any Liability, but in each case, other than a multiemployer plan as defined in Section 3(37) of ERISA or any statutory plan maintained or administered by a Governmental Entity outside of the United States.
“Company Equityholders” means all holders (other than the Blockers) of Company Units or Company Options.
“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Authority; Enforceability), Section 4.2(a) (Non-contravention), Section 4.3 (Capitalization), Section 4.13 (Brokerage) and Section 4.20 (Affiliate Transactions).

“Company Indebtedness” means, without duplication, with respect to the Group Companies on a consolidated basis, all obligations (including all obligations in respect of principal, accrued and unpaid interest, penalties, breakage costs, fees and premiums and other costs and expenses associated with repayment or acceleration) of the Group Companies (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services, business (other than trade payables incurred in the Ordinary Course of Business to the extent included in Net Working Capital) or with respect to any conditional sale, title retention, consignment or similar arrangements, (d) any obligation for a lease classified as a capital or finance Lease in the Financial Statements or any obligation capitalized or required to be capitalized in accordance with GAAP, (e) any letters of credit, bankers acceptances or other obligation by which any Group Company assured a creditor against loss, in each case to the extent drawn upon or currently payable, (f) for earn-out or contingent payments related to acquisitions or investments (assuming the maximum amount earned), including post-closing price true-ups, indemnifications and seller notes, (g) in respect of dividends declared or distributions payable but unpaid, (h) under derivative financial instruments, including hedges, currency and interest rate swaps and other similar Contracts, (i) all obligations with respect to any unpaid deferred compensation (including deferred compensation payable as deferred purchase price), plus the employer portion of any payroll Taxes incurred in respect of such obligations (determined as though all such obligations were payable as of the Closing Date), (j) all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that any Group Company has elected to defer pursuant to Section 2302 of the CARES Act, (k) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), (l) all Company Accrued Income Taxes, (m) in the nature of guarantees of the obligations described in clauses (a) through (l) above, and (n) for the avoidance of doubt, any obligations described in the foregoing clauses (a) through (m) above acquired in connection with the acquisition of a Person in a Permitted Acquisition. For the avoidance of doubt, Company Indebtedness will (x) be measured on a consolidated basis and exclude any intercompany Company Indebtedness among the Group Companies which are wholly-owned, (y) excluded deferred revenue and (z) exclude any items included as a current liability in the calculation of Net Working Capital and included in the calculation of Transaction Expenses.
“Company LLCA” means the Second Amended and Restated Operating Agreement of the Company, dated as of April 6, 2017.
“Company Option” means any option to purchase one or more Class A Units or Class A-1 Units issued pursuant to the Option Plan and the applicable Company Option agreement.
“Company Optionholder Cash Consideration” means, with respect to each Company Optionholder an amount equal to (i) (A) the Adjusted Aggregate Cash Amount multiplied by (B) such Company Optionholder’s Pro Rata Percentage, minus (ii) the aggregate exercise price that would be paid to the Company in respect of all of such Company Optionholder’s Company Cash-Out Options had all such Company Cash-Out Options been exercised in full immediately prior to the Effective Time and assuming concurrent payment in full of the entire exercise price of such Company Optionholder’s Company Cash-Out Options solely in cash.
“Company Optionholder Merger Consideration” means, with respect to each Company Option, (a) the Closing Company Optionholder Merger Consideration, plus (b) any Buyer Class A Common Stock (together with cash in lieu of any fractional share of Buyer Class A Common Stock as provided in Section 3.4(c)) issued to such Company Optionholder pursuant to Section 3.5(d)(i)(E) minus (c) any shares of Buyer Class A Common Stock forfeited by such Company Optionholder pursuant to Section 3.5(d)(ii)(E).
“Company Optionholder Restricted Stock Consideration” means, with respect to each Company Optionholder, (a) a number of shares of Buyer Class B-2 Common Stock equal to (i) 6,000,000 multiplied by (ii) such Company Optionholder’s Pro Rata Percentage, and (b) a number of shares of Buyer Class B-1 Common Stock equal to (i) 10,000,000 multiplied by (ii) such Company Optionholder’s Pro Rata Percentage.
“Company Optionholders” mean all of the holders of Company Options.
“Company Rollover Options” means, with respect to each Company Optionholder, a number of Company Options held by such Company Optionholder equal to the product of (x) such Company

Optionholder’s Total Company Options, multiplied by (y) the Equity Consideration Percentage, in each case, determined separately with respect to each grant of Company Options outstanding as of immediately prior to the Effective Time.
“Company Subsidiaries” means the direct and indirect Subsidiaries of the Company.
“Company Unitholder” means each Company Class A Unitholder and Company Class B Unitholder.
“Company Units” means the Class A Units, the Class A-1 Units and the Class B Units.
“Company Written Consent” means a written consent of the Insight Member, the Insight Blockers, the Elliott Blocker, the PDI Blocker and Performance Direct Investments III, L.P. evidencing (a) the approval of this Agreement, the Company Merger and the transactions contemplated hereby, (b) the appointment of the Equityholder Representative pursuant to Section 14.1 hereof and (c) an agreement to enter into, as applicable, (i) the Investor Rights Agreement, (ii) the Company A&R LLCA and (iii) the Tax Receivable Agreement and (iv) any agreements or documentation reasonably required in connection with the obligations of the Company pursuant to Section 8.16 or required to be delivered at Closing hereunder.
“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Blocker or any Group Company, which upon consummation thereof, would result in any Blocker or any Group Company becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, exclusive license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of any Blocker or the Group Companies, taken as a whole (but excluding non-exclusive licenses of Intellectual Property or other transactions in the Ordinary Course of Business), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities convertible into equity of any Blocker or any Group Company (excluding any such sale between or among the Group Companies or any issuance pursuant to the Option Plan or pursuant to the exercise of any Company Option), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except to the extent contemplated hereby or in connection with a Permitted Acquisition and as permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course Of Business (but not the acquisition of a Person or business via an asset transfer), by either a Blocker or any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third party (except, in each case, for any Permitted Acquisition), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Blocker or any Group Company (except to the extent expressly permitted by the terms hereof), in all cases of clauses (a) through (e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Competing Buyer (including any Company Equityholder, Blocker Owner, Blocker, other direct or indirect equityholder of any Group Company or any of their respective directors, officers or Affiliates (other than any Group Company) or any representatives of the foregoing).
“Confidential Information” means all information, data, documents, agreements, files and other materials, whether disclosed orally or disclosed or stored in written, electronic or other form or media, which is obtained from or disclosed by the Buyer, the Company Equityholders, Blocker or any Group Company (each, a “Disclosing Party”) to any other Party (each, a “Recipient”), which in any way related or pertains to the Disclosing Party or its Affiliates; provided, however, that “Confidential Information” shall not include information that is (at the time of disclosure) or becomes (a) available to the public through no fault of the Recipient or its Affiliates (other than the Disclosing Party) or representatives, (b) was properly known to the Recipient or its Affiliates (other than the Disclosing Party) or representatives, without restriction, prior to disclosure by the Disclosing Party, as shown by documentary or other reasonable evidence, (c) was properly disclosed to the Recipient or its Affiliates (other than the Disclosing Party) or representatives by another Person without restriction or (d) was independently developed by the Recipient or its Affiliates (other than the Disclosing Party) or representatives without use of or reference to the Confidential Information, as shown by documentary or other reasonable evidence.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 29, 2020 among the Buyer, the Sponsor and the Company.
“Contract” means any written or oral contract, agreement, license or Lease (including any amendments thereto).
“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or related or associated epidemics, pandemics, or disease outbreaks.
“Credit Agreement” means that certain Credit Agreement, dated as of November 26, 2018 (as amended by that certain Amendment No. 1 to Credit Agreement and Incremental Joinder, dated as of July 2, 2019, by that certain Amendment No. 2 to Credit Agreement, dated as of November 5, 2019, and as may be further amended, restated, amended and restated, supplemented or modified from time to time), by and among E2open Intermediate, LLC as holdings, E2open, as borrower, the lenders party thereto, and Golub Capital Markets LLC, as administrative agent.
“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.
“Disclosure Schedules” means the Buyer Disclosure Schedules, the Blocker Disclosure Schedules and the Company Disclosure Schedules.
“E2open” means E2open, LLC, a Delaware limited liability company.
“Elliott Blocker Notes” means those certain Loan Agreements, dated as of March 26, 2015, by and between (i) Elliott International, L.P., a Delaware limited partnership (“EILP”), as lender, and Elliott Eagle Blocker, as borrower, and (ii) Elliott Associates, L.P., a limited partnership formed under the laws of the Cayman Islands (“EALP”), as lender, and Elliott Eagle Blocker, as borrower.
“Elliott Blocker Owners” means EILP and EALP, and the Elliott Reorganization Transferees, as applicable.
“Elliott Blocker Owners Relative Pro Rata Percentage” means, with respect to each Elliott Blocker Owner, the aggregate number of Company Units held by such Elliott Blocker Owner immediately prior to the Closing, divided by the aggregate number of Company Units held by all Elliott Blocker Owners immediately prior to the Closing.
“Enterprise Value” means $2,437,000,000.00, plus the Aggregate Permitted Acquisition Price Amount.
“Environmental Laws” means all Laws concerning pollution, human health or safety, Hazardous Materials or protection of the environment.
“Equity Consideration Percentage” means an amount, expressed as a percentage, equal to (a) one hundred percent (100%), minus (b) the Cash Consideration Percentage.
“Equity Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements to subscribe for or acquire Equity Interests in the Buyer in exchange for cash prior to or in connection with the transactions contemplated hereby (the “Equity Financing”), including the parties named in any Subscription Agreement, a Permitted Equity Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement, together with their current or future limited partners, shareholders, managers, members, controlling Persons, respective Affiliates and their respective Affiliates and representatives involved in such subscription or acquisition and, in each case, their respective successors and assigns.
“Equity Interests” means, with respect to any Person, all of the shares or quotas of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein).
“Equityholder Representative Expense Account” means the account maintained by the Equityholder Representative into which the payment required by the Blocker Owners and the Company Equityholders in accordance with Section 14.1 shall be made and any successor account in which the Equityholder Representative Expense Amount shall be held by the Equityholder Representative.
“Equityholder Representative Expense Amount” means an amount to be designated by the Equityholder Representative prior to the Closing, and any earnings on such amount, as such amount may be reduced from time to time by payments made therefrom in accordance with the terms hereof.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been or would be) considered a single employer under Section 414 of the Code.
“Ex-Im Laws” means export, controls, import, deemed export, reexport, transfer, and retransfer controls, including, contained in the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by the U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“Executives” means Debbie Smith, Peter Hantman, Michael Farlekas, Jarett Janik, Laura Fese and Pawan Joshi.
“Existing Lenders” means the lenders under the Credit Agreement.
“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, (c) a “specified foreign corporation” within the meaning of Code Section 965 or (d) a “passive foreign investment company” within the meaning of Code Section 1297.
“Form S-4” means the Registration Statement on Form S-4 containing a proxy statement/prospectus to be filed with the SEC by the Buyer in connection with the Buyer Shareholder Meeting, including any amendments thereto.
“Forward Purchase Securities” means an aggregate of twenty million (20,000,000) Buyer Class A Ordinary Shares, plus an aggregate of five million (5,000,000) Buyer Warrants to purchase one (1) Buyer Class A Ordinary Share at eleven dollars and fifty cents ($11.50) per share.
“Fraud” means actual and intentional common law fraud committed by a Party with respect to the making of the representations and warranties set forth in Article IV, Article V or Article VI, as applicable. Under no circumstances shall “fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts based on recklessness or negligence.
“Fully Diluted Number” means the total number of Company Units outstanding as of immediately prior to the Effective Time, determined on a fully-diluted, as-if exercised basis and assuming the exercise (as applicable) and settlement of all Company Options (assuming that all Class A Units and Class A-1 Units underlying Company Options are delivered to the applicable holders and that no Class A and Class A-1  Units are withheld in payment of any applicable exercise price or tax obligations), whether or not exercised, exercisable, settled, eligible for settlement or vested.
“GAAP” means United States generally accepted accounting principles.
“Governing Documents” means (a) in the case of a company or corporation, its certificate of incorporation (or analogous document) and bylaws or memorandum and articles of association as amended from time to time (as applicable), (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement, or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Group Companies” means, collectively, the Company and the Company Subsidiaries.
“Hazardous Materials” means all substances, materials or wastes regulated by, or for which Liability or standards of conduct may be imposed pursuant to, Environmental Laws, including petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, noise, mold, odor, and per- and polyfluoroalkyl substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, without duplication, with respect to any Person other than a Group Company or a Blocker, all obligations (including all obligations in respect of principal, accrued and unpaid interest, penalties, breakage costs, fees and premiums and other costs and expenses associated with repayment or acceleration) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services, business (other than trade payables) or with respect to any conditional sale, title retention, consignment or similar arrangements, (d) any obligation capitalized or required to be capitalized in accordance with GAAP, (e) any letters of credit, bankers acceptances or other obligation by which such Person assured a creditor against loss, in each case to the extent drawn upon or currently payable, (f) for earn-out or contingent payments related to acquisitions or investments (assuming the maximum amount earned), including post-closing price true-ups, indemnifications and seller notes, (g) in respect of dividends declared or distributions payable but unpaid, (h) under derivative financial instruments, including hedges, currency and interest rate swaps and other similar Contracts, (i) all Taxes (including withholding Taxes) deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), and (j) in the nature of guarantees of the obligations described in clauses (a) through (i) above.
“Insight Blockers” means the Insight Cayman Blocker, the Insight Delaware Blocker, the Insight GBCF Cayman Blocker and the Insight GBCF Delaware Blocker.
“Insight Blocker Owners” means (i) with respect to the Insight GBCF Cayman Blocker, Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., (ii) with respect to the Insight GBCF Delaware Blocker, Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., (iii) with respect to the Insight Cayman Blocker, Insight Venture Partners (Cayman) IX, L.P. and (iv) with respect to the Insight Delaware Blocker, Insight Venture Partners (Delaware) IX, L.P.
“Insight Deemed Contribution Amount” means $62,500,000.
“Insight Member” means Insight E2open Aggregator, LLC.
“Insight Owner Relative Pro Rata Percentage” means, with respect to the Insight Member and each Insight Blocker Owner, the aggregate number of Company Units held by such Insight Member or Insight Blocker Owner, as the case may be, immediately prior to the Closing divided by the aggregate number of Company Units held by the Insight Member and all Insight Blocker Owners immediately prior to the Closing.
“Intellectual Property” means rights in all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers and other indicia of origin, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all works of authorship, copyrightable works, all copyrights and rights in databases, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (“Trade Secret”), (f) all Software and Databases, and (g) all other similar proprietary rights.
“Interested Party” means the Company Equityholders, the Blocker Owners, the Blockers, and any of their respective directors, executive officers or Affiliates (other than any Group Company).
“IT Assets” means Software, systems, Databases, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Group Companies.
“Knowledge” (a) as used in the phrase “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of any of the Executives, including after reasonable due inquiry of such Executive’s direct reports, (b) as used in the phrase “to the Knowledge of such Blocker” or phrases of similar import means the actual knowledge of any of the officers or managing member of such Blocker, including after reasonable due inquiry and (c) as used in the phrase “to the Knowledge of the Buyer” or phrases of similar import means the actual knowledge of Chinh Chu, Charles Kantor or Douglas Newton, including after reasonable due inquiry.
“Latest Balance Sheet Date” means May 31, 2020.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, directives, pronouncements, rulings and any Orders of a Governmental Entity, including common law.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.
“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Group Company holds any Leased Real Property (along with all amendments, modifications and supplements thereto).
“Lender Consent” means a written waiver, consent or other amendment to the Credit Agreement permitting the transactions contemplated by this Agreement or otherwise waiving any breach of the Credit Agreement or Event of Default (as defined in the Credit Agreement) that may be deemed to occur as a result of the consummation of the transactions contemplated by this Agreement, in each case, in form and substance acceptable to the Buyer.
“Liability” or “Liabilities” means any and all debts, liabilities, guarantees, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, direct or indirect, due or to become due or determined or determinable.
“Liens” means, with respect to any specified asset, any and all liens, mortgages, hypothecations, claims, encumbrances, options, pledges, licenses, rights of priority easements, covenants, restrictions and security interests thereon.
“Lookback Date” means the date which is three (3) years prior to the Effective Date.

“Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Group Companies, taken as a whole, to perform their respective obligations and to consummate the transactions contemplated hereby and by the Ancillary Agreements; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries or markets in which the Group Companies operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case effected after the Effective Date; (iii) any failure of any Group Company to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any change in the financial, banking, or securities markets; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of god; (vii) any national or international political conditions in any jurisdiction in which the Group Companies conduct business; (viii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (ix) any consequences arising from any action (A) taken by a Party expressly required by this Agreement (other than the Group Companies’ compliance with Section 7.1(a)), (B) taken by any Group Company at the express direction of the Buyer, the Sponsor or any Affiliate thereof or (C) not taken by the Company in compliance with Section 7.1 as a result of the Buyer’s failure to consent to such action pursuant to Section 7.1); (x) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); (xi) any failure in and of itself to complete one or more Permitted Acquisitions once the definitive agreement with respect thereto has been executed (it being understood that the underlying event, circumstance or state of facts with respect to the Group Companies giving rise to such failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (xii) the announcement or pendency of the transactions contemplated hereby; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i),(ii), (iv) (v), (vi), (vii), (viii) and (x) may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Group Companies operate.
“Material Suppliers” means the top ten (10) suppliers of materials, products or services to the Group Companies, taken as a whole (measured by aggregate amount purchased by the Group Companies) during the twelve (12) months ended February 29, 2020.
“Measurement Time” means 12:01 a.m. Eastern Time on the Closing Date.
“Merger Consideration” means (a) Enterprise Value, plus (b) the amount of Cash and Cash Equivalents, minus (c) the amount of Closing Company Indebtedness, minus (d) the amount of Transaction Expenses, plus (e) the Net Working Capital Adjustment (which may be a negative number), plus (f) the Aggregate Option Exercise Price, plus (g) the Aggregate Participation Levels Amount, minus (h) the Equityholder Representative Expense Amount.
“Merger Sub Interests” means the limited liability company interests of Company Merger Sub.
“Minimum Cash Amount” means at least one billion twenty million dollars ($1,020,000,000) less the amount, if any, by which (a) the amount of Transaction Expenses which are counted for purposes of the Buyer Expense Cap are less than (b) the Buyer Expenses Cap.

“Net Working Capital” means, (a) the consolidated current assets of the Group Companies, minus (b) the consolidated current liabilities of the Group Companies, in each case, determined without duplication as of the Measurement Time and calculated in accordance with the Accounting Principles. Notwithstanding anything herein to the contrary, Net Working Capital shall be determined without taking into account the Net Working Capital of the Permitted Acquisition Targets.
“Net Working Capital Adjustment” means (a) the amount by which Net Working Capital exceeds the Target Working Capital or (b) the amount by which Net Working Capital is less than the Target Working Capital, in each case, if applicable; provided that any amount which is calculated pursuant to clause (b) above shall be a negative number.
“Option Plan” means the Eagle Parent Holdings, LLC 2015 Unit Option Plan, as amended and restated and further amended from time to time.
“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with any Governmental Entity or arbitral institution.
“Ordinary Course of Business” means, with respect to any Person, (a) any action taken by such Person in the ordinary course of business consistent with past practice and (b) any other reasonable action taken by such Person in response to the actual or anticipated effect on such Person’s business of COVID-19 or any Pandemic Measure, in each case with respect to this clause (b) in connection with or in response to COVID-19.
“Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the ordinary course of business of which the principal subject matter is not Tax but which contains customary Tax indemnification provisions.
“Other Buyer Shareholder Voting Matters” means (a) the adoption and approval of certain differences between the Buyer Memorandum and Articles and the proposed Buyer Certificate of Incorporation and proposed Buyer Bylaws, (b) the adoption and approval of the EIP, (c) the adoption and approval of a proposal for the adjournment of the Buyer Shareholder Meeting, if necessary, to permit further solicitation of proxies, and (d) the adoption and approval of any other proposals that are required for the consummation of the transactions contemplated hereby that are submitted to, and require the vote of, the Buyer Shareholders in the Form S-4.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Group Companies.
“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity, in each case, in connection with or in response to COVID-19.
“Participation Level” has the meaning given to such term in the Company LLCA.
“Pass-Through Income Tax” means any income Tax with respect to which the Company Equityholders (or any of their direct or indirect owners) would be primarily liable as a matter of Tax Law (e.g., the income Tax liability for items of income, gain, loss, deduction and credit passed-through to owners of an entity treated as a partnership for U.S. federal income Tax purposes).
“Paying Agent Agreement” means the paying agent agreement to be entered into at or prior to Closing by the Buyer, the Company, the Equityholder Representative and the Transfer Agent, in a form to be reasonably agreed by the Buyer, the Company and the Equityholder Representative.
“PCAOB” means the Public Company Accounting Oversight Board.
“PDI Blocker Owners” means collectively, EFFEM Master Fund II Parallel, L.P., EFFEM Master Fund II, L.P. and Performance EFFEM PE Fund, L.P. (Series 2017).
“Pension Agreements” means all agreements and commitments, both of an individual and collective nature, including commitments on the basis of company practice or total commitments, under which any Group Company is obliged, either directly or through an external pensions provider (support fund, direct insurance, retirement fund, pension fund) to provide occupational pension benefits to current or former employees or their surviving dependents under the applicable Law of a jurisdiction outside of the United States.
“Permitted Acquisition” means any acquisition by any Group Company set forth on Schedule 1.5 or consented to by the Buyer pursuant to Section 7.1(b).
“Permitted Acquisition Target” means the Person or Persons, assets or liabilities acquired (whether through stock purchase, merger, asset purchase or otherwise) in connection with a Permitted Acquisition.
“Permitted Equity Financing” means purchases of Buyer Class A Common Stock at on or prior to the Closing by Equity Financing Sources pursuant to Section 8.15(c).
“Permitted Equity Subscription Agreement” means a Contract executed by an Equity Financing Source pursuant to which such Equity Financing Source has agreed to purchase for cash Buyer Class A Common Stock from the Buyer on or prior to the Closing pursuant to Section 8.15(c).
“Permitted Liens” means (a) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar Liens of record affecting title to the property which do not materially impair the use or occupancy of such Leased Real Property in the operation of the business of any of the Group Companies conducted thereon, (b) statutory liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith through appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) Liens in favor of suppliers of goods for which payment is not yet due or delinquent (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (d) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the Ordinary Course of Business which are not yet due and payable or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (e) Liens arising under workers’ compensation Laws or similar legislation, unemployment insurance or similar Laws, (f) municipal bylaws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Entity having jurisdiction over the Leased Real Property, which do not materially impair the applicable Group Company’s current use or occupancy of the Leased Real Property, (g) Liens arising under in the case of Leased Real Property, any Liens to which the underlying fee interest in the leased premises (or the land on which or the building in which the leased premises may be located) is subject, including rights of the landlord under the Lease and all superior, underlying and ground Leases and renewals, extensions, amendments or substitutions thereof, (h) Securities Liens and (i) those Liens set forth on Schedule 1.6.
“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Personal Information” means the same as “personal information,” “personal data,” or similar terms under applicable Privacy Laws.
“PIPE Investor” means any Person (other than the Buyer) that has executed a Subscription Agreement.
“PIPE Proceeds” means an amount equal to the cash proceeds from the PIPE Investment.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.
“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or security breach notification requirements and applicable to the Group Companies, to the conduct of their respective businesses, or to any of the IT Assets or any Business Data: (a) all Privacy Laws, (b) provisions relating to Processing of Personal Information in all applicable Privacy Contracts, (c) all applicable Privacy Policies and (d) the Payment Card Industry Data Security Standard.

“Privacy Contracts” means all Contracts between any Group Company and any Person that govern the Processing of Personal Information.
“Privacy Laws” means all applicable Laws pertaining to data protection, data privacy, data security, cybersecurity, cross-border data transfer, and general consumer protection Laws as applied in the context of data privacy, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, and other similar Laws.
“Privacy Policies” means all written, external-facing policies of any Group Company governing the Processing of Personal Information, including all website and mobile application privacy policies.
“Pro Forma Buyer Class A Common Stock” means the aggregate number of shares of Buyer Class A Common Stock equal to (i) the aggregate number of shares of Buyer Class A Common Stock issued and outstanding immediately prior to the Closing (but after giving effect to the Domestication and the Buyer Share Redemption, other than those redemptions for which a subscription was made to the Buyer to replace such shares redeemed in connection with the Buyer Share Redemption, including the shares of Buyer Class A Common Stock issued pursuant to any Permitted Equity Financing and the Backstop Agreement), plus (ii) the aggregate number of shares of Buyer Class A Common Stock issued upon the conversion of Buyer Class A Ordinary Shares and Buyer Class B Ordinary Shares, plus (iii) the aggregate number of shares of Buyer Class A Common Stock issued pursuant to the consummation of the transactions contemplated in the Forward Purchase Agreement and the Subscription Agreements, plus (iv) the aggregate number of shares of Buyer Class A Common Stock issued to the Blocker Owners as part of such Blocker Owners’ Blocker Merger Consideration, plus (v) the aggregate number of shares of Buyer Class A Common Stock underlying the Restricted Share Units delivered to the holders of Unvested Company Options, plus (vi) the aggregate Class A Common Stock Consideration delivered to holders of Vested Company Options.
“Pro Forma Buyer Class B-1 Common Stock” means the aggregate number of shares of Buyer Class B-1 Common Stock equal to (i) the aggregate number of shares of Buyer Class B-1 Common Stock issued to the Blocker Owners as part of such Blocker Owners’ Blocker Merger Consideration, plus (ii) the aggregate number of shares of Buyer Class B-1 Common Stock equal to the Company Optionholder Restricted Stock Consideration delivered to all Company Optionholders, plus (iii) the aggregate number of shares of Buyer Class B-1 Common Stock delivered to the Sponsor pursuant to the Sponsor Side Letter.
“Pro Forma Buyer Class B-2 Common Stock” means the aggregate number of shares of Buyer Class B-2 Common Stock equal to (i) the aggregate number of shares of Buyer Class B-2 Common Stock issued to the Blocker Owners as part of such Blocker Owners’ Blocker Merger Consideration, plus (ii) the aggregate number of shares of Buyer Class B-2 Common Stock equal to the Company Optionholder Restricted Stock Consideration delivered to all Company Optionholders.
“Pro Forma Buyer Common Units” means a number of Common Units equal to the number of shares of Pro Forma Buyer Class A Common Stock.
“Pro Forma Buyer Series 1 RCUs” means a number of Series 1 RCUs equal to the number of Pro Forma Buyer Class B-1 Common Stock.
“Pro Forma Buyer Series 2 RCUs” means a number of Series 2 RCUs equal to the number of Pro Forma Buyer Class B-2 Common Stock.
“Pro Forma Unitholder Common Units” means a number of shares of Common Units equal to the aggregate Common Unit Consideration delivered to all Company Unitholders.
“Pro Forma Unitholder Series 1 RCUs” means a number of Series 1 RCUs equal to the aggregate Series 1 RCU Consideration delivered to all Company Unitholders.
“Pro Forma Unitholder Series 2 RCUs” means a number of Series 2 RCUs equal to the aggregate Series 2 RCU Consideration delivered to all Company Unitholders.
“Pro Rata Percentage” means, with respect to each Blocker and each Company Equityholder, the percentage equal to the product of (a) 100%, multiplied by (b) the quotient of (i) the aggregate number of Company Units held by such Blocker or such Company Equityholder, as applicable, as of immediately prior to the Effective Time, including any Company Units subject to Company Options held by such Company Equityholder (if any), divided by (ii) the Fully Diluted Number; provided, that for purposes of this definition, the Pro Rata Percentage attributable to any Blocker shall be attributed to such Blocker’s Blocker Owner and the Pro Rata Percentage of any Blocker Owner shall be such Blocker Owner’s pro rata percentage on a fully-diluted basis of the Pro Rata Percentage of the Blocker owned by such Blocker Owner as calculated in accordance with this definition.
“Proceeding” means any action, claim, suit, charge, litigation, complaint, investigation, audit, notice of violation, citation, arbitration, inquiry, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Processing” means the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium).
“Profits Interest Units” means the Class B Units of the Company granted pursuant the applicable Profits Interest Unit grant agreement, subject to the terms of the Company LLCA.
“Reference Price” means $10.00.
“Required Buyer Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption and approval of this Agreement and the transactions contemplated hereby, (b) the adoption and approval of the Buyer Certificate of Incorporation, (c) the adoption and approval of the issuance of shares of Buyer Class A Common Stock, including any Buyer Class A Common Stock to be issued upon the conversion of Buyer Class B Common Stock and Common Units in connection with the transactions contemplated hereby, including the PIPE Investment, as may be required under the Stock Exchange listing requirements, and (d) the adoption and approval of the Domestication.
“Required Vote” means the affirmative vote of the Buyer Shareholders set forth in the Form S-4 to the extent required to approve the required Buyer Shareholders Voting Matters.
“Restricted Common Units” means “Restricted Common Units” as such term is defined in the Company A&R LLCA.
“Sanctioned Country” means any country or region that is, or in the last five (5) years has been, the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Venezuela, Syria and the Crimea region of Ukraine).
“Sanctioned Person” means any Person that is: (a) listed on any applicable U.S. or non-U.S. sanctions-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions, (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a), or (c) organized, resident or located in a Sanctioned Country.
“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council, or the European Union.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Securities Liens” means Liens arising out of, under or in connection with (a) applicable federal, state and local securities Laws and (b) restrictions on transfer, hypothecation or similar actions contained in any Governing Documents.

“Security Breach” means a data security breach or breach of Personal Information under applicable Laws.
“Security Incident” means any successful unauthorized access, use, disclosure, modification or destruction of information or interference with IT Assets.
“Seller Advisor Fees” means those advisor fees set forth on Schedule 1.7.
“Series 1 RCUs” means “Series 1 RCUs” as such term is defined in the Company A&R LLCA.
“Series 1 RCU Consideration” means the aggregate Class A Series 1 RCU Consideration, plus the aggregate Class B Series 1 RCU Consideration.
“Series 2 RCUs” means “Series 2 RCUs” as such term is defined in the Company A&R LLCA.
“Series 2 RCU Consideration” means the aggregate Class A Series 2 RCU Consideration, plus the aggregate Class B Series 2 RCU Consideration.
“Sherman Act” means the Sherman Antitrust Act of 1890.
“Software” means all computer software programs and Databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing.
“Sponsor” means CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company.
“Stock Exchange” means the New York Stock Exchange.
“Straddle Period” means any taxable period that begins on or before (but does not end on) the Closing Date.
“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“SVB Credit Facility” means that certain Revolving Credit and Security Agreement, dated as of May 8, 2015 (as amended, restated, amended and restated or otherwise modified from time to time), by and among the Company, the other borrowers from time to time party thereto, the banks and financial institutions from time to time party thereto as lenders, and Silicon Valley Bank, as administrative agent.
“Target Working Capital” means negative $91,977,136.
“Tax” or “Taxes” means (a) all net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), sales, use, transfer, value added, alternative or add-on minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, gaming license, capital, estimated, goods and services, fuel, interest equalization, registration, recording, premium, environmental or other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to (or in lieu of) the foregoing, imposed by (or otherwise payable to) any Governmental Entity, and, in each case, whether disputed or not, (b) any Liability for, or in respect of the payment of, any amount of a type described in clause (a) of this definition as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of any Law) or being a member of an affiliated, combined, consolidated, unitary, aggregate or other group for Tax purposes and (c) any Liability for, or in respect of the payment of, any amount described in clause (a) or (b) of this definition as a transferee or successor, by contract, by operation of Law, or otherwise.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements, or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Governmental Entity in connection with, or relating to, Taxes.
“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which any Group Company is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or indemnify, or pay over to, any other Person any amount determined by reference to actual or deemed Tax benefits, Tax assets, or Tax savings.
“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.
“Total Individual Company Unitholder Merger Consideration” means, with respect to any Company Unitholder, such Company Unitholder’s Total Individual Company Class A Unitholder Merger Consideration (if any), plus such Company Unitholder’s Total Individual Company Class B Unitholder Merger Consideration (if any).
“Total Class B Units” means the aggregate number of Class B Units held by a Company Class B Unitholder as of immediately prior to the Effective Time.
“Total Company Options” means the aggregate number of Company Options held by a Company Optionholder as of immediately prior to the Effective Time, (assuming all applicable performance based vesting criteria are met).
“Transaction Expenses” means to the extent not paid as of the Closing by the Buyer, any Blocker, any Group Company, the Equityholder Representative, or any Company Equityholder:
(a)   all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel, accountants, investment bankers (including the Deferred Discount, as such term is defined in the Trust Agreement), or other advisors, service providers, representatives) including brokerage fees and commissions, incurred or payable by the Buyer or the Sponsor through the Closing in connection with the preparation of the financial statements in connection with the filings required in connection with the transactions contemplated by this Agreement, the negotiation and preparation of this Agreement, the Ancillary Agreements and the Form S-4 and the consummation of the transactions contemplated hereby and thereby (including due diligence and the Domestication) or in connection with Buyer’s pursuit of a Business Combination, and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with;
(b)   all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel, investment bankers, or other representatives, but other than the Seller Advisor Fees), incurred or payable by the Group Companies, the Blocker Owners, the Blockers, the Equityholder Representative or the Company Equityholders through the Closing in connection with the preparation of the Financial Statements, the negotiation and preparation of this Agreement, the Ancillary Agreements and the Form S-4 and the consummation of the transactions contemplated hereby and thereby;
(c)   any fees, costs and expenses incurred or payable by the Buyer, the Sponsor, the Blocker Owners, the Blockers or any Group Company through the Closing in connection with entry into and the negotiation of the Subscription Agreements and any Permitted Equity Subscription Agreement and the consummation of the transactions contemplated by the Subscription Agreements and any Permitted Equity Subscription Agreement or otherwise related to any financing activities in connection with the transactions contemplated hereby and the performance and compliance with all agreements and conditions contained therein;
(d)   (A) any amounts incurred under or in connection with any retention, severance, transaction, change in control and similar bonuses or arrangements that are owed by a Group Company to any current or former employee or other individual service provider and that will be triggered, solely as a result of the transactions contemplated by this Agreement plus the employer portion of any payroll or other employment Taxes related thereto (including, to the extent not included in the computation of

Company Indebtedness or Blocker Indebtedness, all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that any Blocker or any Group Company has elected to defer pursuant to Section 2302 of the CARES Act, and all payroll or other employment Taxes deferred pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States)), in each case, other than severance payments that are triggered by a termination of employment that occurs following the Closing at the direction of any Buyer Party and any amounts payable in connection with any agreement or termination of employment entered into or effectuated at the direction of the Buyer Parties, and (B) the employer portion of any payroll or other employment Taxes attributable to the exercising or terminating of any Vested Company Options;
(e)   all fees, costs and expenses paid or payable pursuant to the Tail Policy;
(f)   all filing fees paid or payable to a Governmental Entity in connection with any filing required to be made under the HSR Act;
(g)   all fees, costs and expenses paid or payable to the Transfer Agent;
(h)   any amounts unpaid under the terms of any Affiliated Transaction, or related to the termination of any Affiliated Transaction;
(i)   all Transfer Taxes; and
(j)   all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel, accountants, investment bankers, or other advisors, service providers, representatives) including original issue discount and brokerage fees and commissions, incurred or payable by any of the Buyer, the Sponsor, any of the Group Companies, any Blocker or any Company Equityholder in connection the negotiation, preparation or consummation of the Debt Financing.
provided that if the aggregate amount of fees, costs and expenses under clause (a) and under clause (j) and, solely with respect to fees, costs and expenses incurred or payable by the Buyer or the Sponsor, under clause (c), of this definition of Transaction Expenses are in excess of the Buyer Expense Cap, the aggregate fees, costs and expenses incurred in excess of the Buyer Expense Cap shall not be considered Transaction Expenses solely for the purpose of the calculation of the Merger Consideration (and, for the avoidance of doubt, will not reduce Merger Consideration); and provided, further, that any Transaction Expenses of the type of costs, fees and expenses included as Transaction Expenses in clause (b) of any of the Group Companies solely to the extent in connection with the negotiation, preparation or consummation of any Permitted Acquisition will not be considered Transaction Expenses, Company Indebtedness nor Blocker Indebtedness and shall be excluded from the calculation of Net Working Capital in each case for the purpose of the calculation of the Merger Consideration (and, for the avoidance of doubt, will not reduce Merger Consideration).
“Transaction Tax Deductions” means any amount that is deductible for income Tax purposes (at, for purposes of clause (v) only, a “more likely than not” or higher level of comfort) that is incurred by any Group Company in connection with the transactions contemplated herein (excluding, for the avoidance of doubt, any amount (including with respect to any Transaction Expense) that is or was an obligation of, or incurred or payable by, the Buyer or the Sponsor or their relevant Affiliates and are subject to the Buyer Expense Cap), including (i) the payment of stay bonuses, sales bonuses, change in control payments, severance payments, retention payments or similar payments made by any Group Company on or around the Closing Date or included in the computation of the Net Working Capital; (ii) the fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by any Group Company with respect to the payment of Company Indebtedness by (or for the benefit of) the Group Companies on or prior to the Closing Date; (iii) payments made as a result of the exercise or payment for cancellation of Company Options on or around the Closing Date; (iv) the employer portion of the amount of any employment taxes with respect to the amounts set forth in clause (i) or (iii) of this definition paid by any Group Company on or prior to the Closing Date or included in the computation of Net Working Capital; and (v) the payment of any other Transaction Expenses not included in clauses (i) through (iv). The amount of the Transaction Tax Deductions will be computed assuming that an election is made under Revenue Procedure 2011-29 to deduct 70% of any Transaction Tax Deductions that are success-based fees (as described in Revenue Procedure 2011-29).
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Transfer Taxes” means all transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the transactions contemplated hereby.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Trust Account” means the trust account established by the Buyer pursuant to the Trust Agreement.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated of April 28, 2020, by and between the Buyer and Continental Stock Transfer & Trust Company, a New York corporation.
“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.
“Unauthorized Code” means any virus, Trojan horse, worm, or other Software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“Unvested Company Option” means each outstanding Company Option held by a Company Optionholder as of immediately prior to the Effective Time that is not a Vested Company Option.
“Vested Company Option” means each outstanding Company Option held by a Company Optionholder as of immediately prior to the Effective Time that is vested as of the Effective Time (including after giving effect to any acceleration of vesting of any Company Options as a result of the Closing).
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law.
“Warrant Agreement” means that certain Warrant Agreement, dated as of April 28, 2020, between the Buyer and Continental Stock Transfer & Trust Company, a New York corporation.
Section 1.2   Terms Defined Elsewhere.   Each of the following terms has the meaning ascribed to such term in the Article or Section set forth opposite such term:
Defined Term	Reference
ACA	Section 4.15(c)
Additional Buyer Filings	Section 8.10(f)
Affiliated Transactions	Section 4.20
Aggregate Consideration	Section 10.1(e)
Agreement	Preamble
Allocation	Section 10.1(e)
Alternative Financing	Section 8.13(a)(iv)
Antitrust Laws	Section 8.8(c)
Assets	Section 4.19
Audited Financial Statements	Section 4.4(a)(i)
Blocker Affiliated Transactions	Section 5.9
Blocker Bring-Down Certificate	Section 11.2(d)
Blocker Certificates of Merger	Section 2.2(b)
Blocker Effective Time	Section 2.2(b)
Blocker Letter of Transmittal	Section 3.4(a)
Blocker Merger Closing	Section 2.2(a)
Blocker Merger Sub 1	Preamble

Defined Term	Reference
Blocker Merger Sub 2	Preamble
Blocker Merger Sub 3	Preamble
Blocker Merger Sub 4	Preamble
Blocker Merger Sub 5	Preamble
Blocker Merger Sub 6	Preamble
Blocker Merger Subs	Preamble
Blocker Mergers	Recitals
Blocker Owned Company Equity Interests	Section 5.4(b)
Blockers	Preamble
Buyer	Preamble
Buyer Balance Sheet	Section 6.11(c)
Buyer Bring-Down Certificate	Section 11.3(c)
Buyer Certificate of Merger	Section 2.2(c)
Buyer Certificates of Merger	Section 2.2(c)
Buyer Contribution Amount	Section 3.2(e)(i)
Buyer Effective Time	Section 2.2(c)
Buyer Merger Closing	Section 2.2(a)
Buyer Mergers	Recitals
Buyer Parties	Preamble
Buyer Preference Shares	Section 6.3(a)
Buyer Public Securities	Section 6.9
Buyer SEC Documents	Section 6.8(a)
Buyer Warrants	Section 6.3(a)
Cancelled Equity Interests	Section 3.1(d)
Cancelled Cash Portion	Section 3.1(c)(iii)(B)
Cancelled Option Value	Section 3.1(c)(iii)(B)
CBA	Section 4.9(a)(i)
Certificates of Merger	Section 2.2(d)
Closing	Section 2.2(a)
Closing Cash	Section 3.5(a)
Closing Date	Section 2.2(a)
Closing Form 8-K	Section 8.10(g)
Closing Net Working Capital	Section 3.5(a)
Closing Press Release	Section 8.10(g)
Closing Statement	Section 3.5(a)
Closing Transaction Expenses	Section 3.5(a)
Commitment Letter	Section 8.13(a)(i)
Company	Preamble
Company A&R LLCA	Recitals
Company Bring-Down Certificate	Section 11.2(d)
Company Certificate of Merger	Section 2.2(d)
Company Equity Interests	Section 4.3(a)
Company Merger	Section 2.2(a)
Company Merger Closing	Section 2.2(a)
Company Merger Sub	Preamble
Company Optionholder Letter of Transmittal	Section 3.4(a)

Defined Term	Reference
Company Unitholder Letter of Transmittal	Section 3.4(a)
Competing Buyer	Section 8.23
Contribution Common Units	Section 3.2(e)(i)(A)
Control	Section 1.1
D&O Provisions	Section 8.14(a)
Data Room	Section 13.5
Debt Financing	Section 8.13(a)(i)
Debt Financing Sources	Section 8.13(a)(i)
Debt Payoff Amount	Section 3.2(e)(i)(A)
DGCL	Recital
Disclosing Party	Section 1.1
Dispute Notice	Section 3.5(b)
DLLCA	Recitals
Domestication	Recitals
E2open Intermediate	Section 4.4(e)
Effective Date	Preamble
Effective Time	Section 2.2(d)
EALP	Section 1.1
EIP	Section 8.4
EILP	Section 1.1
Elliott Catch-Up Amount	3.2(e)(i)(E)
Elliott Eagle Blocker	Preamble
Elliott Merger	Recitals
Elliott Note Transfer	Section 3.2(f)
Elliott Reorganization Transferee	Section 8.26
Environmental Permits	Section 4.17
Equity Financing	Section 1.1
Equityholder Materials	Section 3.4(b)
Equityholder Representative	Preamble
Estimated Closing Blocker Indebtedness	Section 3.2(b)(i)
Estimated Closing Statement	Section 3.2(b)(ii)
Estimated Merger Consideration	Section 3.2(b)(ii)
Final Allocation	Section 10.1(e)
Final Closing Blocker Indebtedness	Section 3.5(a)
Final Closing Company Indebtedness	Section 3.5(a)
Final Tax Basis Balance Sheet	Section 10.1(e)
Financial Statements	Section 4.4(a)
Foreign Plan	Section 4.15(f)
Forward Purchase Agreement	Recitals
Forward Purchase Amount	Recitals
Golub Payoff Letter	Section 3.2(e)(ii)(D)
Indemnified Persons	Section 8.14(a)
Insight Agreement	Section 3.6(m)
Insight Catch-Up Amount	Section 3.2(e)(i)(E)
Insight Cayman Blocker	Preamble
Insight Cayman Merger	Recitals

Defined Term	Reference
Insight Delaware Blocker	Preamble
Insight Delaware Merger	Recitals
Insight GBCF Cayman Blocker	Preamble
Insight GBCF Cayman Merger	Preamble
Insight GBCF Delaware Blocker	Preamble
Insight GBCF Delaware Merger	Recitals
Insight Blocker Letter Agreement	Section 3.7(f)
Insight Letter Agreement	Section 3.6(m)
Insurance Policies	Section 4.15(b)
Intended Tax Treatment	Section 10.1(e)
Internal Controls	Section 4.4(c)
Investor Rights Agreement	Recitals
IRS	Section 4.15(a)
LLCA Amendment and Restatement	Section 3.1(e)
Lock-Up Agreement	Recitals
Material Contract	Section 4.9(b)
Material Customer	Section 4.9(c)
Material Leases	Section 4.7
Maximum Payable Amount	Section 8.15(d)
Merger Consideration	Section 3.2(a)
Mergers	Recitals
NBOKS	Recitals
NBOKS Side Letter	Recitals
New Commitment Letter	Section 8.13(a)(iv)
Non-Party Affiliate	Section 13.14
Outside Date	Section 12.1(c)
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	Section 8.10(h)
PDI Blocker	Preamble
PDI Merger	Recitals
Permits	Section 4.17(b)
Permitted Equity Financing Proceeds	Section 8.15(c)
PIPE Investment	Recitals
PIPE Investors	Recitals
Pre-Closing Period	Section 7.1
Pre-Closing Reorganization	Section 8.26
Premium Cap	Section 8.14(b)(ii)
Recipient	Section 1.1
Resolution Period	Section 3.5(b)
Review Period	Section 3.5(b)
Sale	Section 10.1(e)
Sellers Prepared Returns	Section 10.1(a)
Signing Form 8-K	Section 8.10(b)
Signing Press Release	Section 8.10(b)
Sponsor Side Letter	Recitals

Defined Term	Reference
Subscription Agreements	Recitals
Support Agreement	Section 8.12
Surviving Blocker	Section 2.1(g)
Surviving Blocker Interests	Section 3.1(a)(i)
Surviving Buyer	Section 2.1(h)
Surviving Company	Section 2.1(i)
Surviving Elliott Eagle Blocker	Section 2.1(f)
Surviving Insight Cayman Blocker	Section 2.1(a)
Surviving Insight Delaware Blocker	Section 2.1(c)
Surviving Insight GBCF Cayman Blocker	Section 2.1(d)
Surviving Insight GBCF Delaware Blocker	Section 2.1(e)
Surviving PDI Blocker	Section 2.1(g)
SVB Payoff Amount	Section 3.2(e)(i)(B)
SVB Payoff Letter	Section 3.2(e)(i)(A)
Tail Policy	Section 8.14(b)(ii)
Tax Accounting Firm	Section 10.1(e)
Tax Basis Balance Sheet	Section 10.1(e)
Tax Contest	Section 10.1(i)
Tax Positions	Section 10.1(g)
Tax Receivable Agreement	Recitals
Total Individual Blocker Merger Consideration	Section 3.1(a)(ii)
Total Individual Company Optionholder Merger Consideration	Section 3.1(c)(iii)
Total Individual Company Class A Unitholder Merger Consideration	Section 3.1(c)(ii)
Total Individual Company Class B Unitholder Merger Consideration	Section 3.1(c)(iii)
Trade Controls	Section 4.21(a)
Transaction Expenses Amount	Section 3.2(e)(i)(B)
Trust Amount	Section 6.7
Trust Distributions	Section 13.9
Unaudited Balance Sheet	Section 4.4(a)(ii)
Unaudited Financial Statements	Section 4.4(a)(ii)
Valuation Firm	Section 3.5(b)
Waived 280G Benefits	Section 8.17

ARTICLE II
THE MERGERS; CLOSING
Section 2.1   Closing Transactions; Mergers.
(a)   The Domestication.   On the Closing Date prior to the Blocker Effective Time, the Buyer Effective Time and the Effective Time, the Domestication shall occur.
(b)   The Insight Cayman Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Blocker Effective Time and immediately following the Domestication, Blocker Merger Sub 1 shall be merged with and into the Insight Cayman Blocker. As a result of the Insight Cayman Merger, the separate corporate existence of Blocker Merger Sub 1 shall cease, and the Insight Cayman Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving Insight Cayman Blocker”).
(c)   The Insight Delaware Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Blocker Effective Time and immediately following the Domestication, Blocker Merger Sub 2 shall be merged with and into the Insight Delaware Blocker. As a result of the Insight Delaware Merger, the separate corporate existence of Blocker Merger Sub 2 shall cease, and the Insight Delaware Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving Insight Delaware Blocker”).
(d)   The Insight GBCF Cayman Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Blocker Effective Time and immediately following the Domestication, Blocker Merger Sub 3 shall be merged with and into the Insight GBCF Cayman Blocker. As a result of the Insight GBCF Cayman Merger, the separate corporate existence of Blocker Merger Sub 3 shall cease, and the Insight GBCF Cayman Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving Insight GBCF Cayman Blocker”).
(e)   The Insight GBCF Delaware Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Blocker Effective Time and immediately following the Domestication, Blocker Merger Sub 4 shall be merged with and into the Insight GBCF Delaware Blocker. As a result of the Insight GBCF Delaware Merger, the separate corporate existence of Blocker Merger Sub 4 shall cease, and the Insight GBCF Delaware Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving Insight GBCF Delaware Blocker”).
(f)   The Elliott Eagle Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Blocker Effective Time and immediately following the Domestication:
(i)   each of the Elliott Blocker Owners shall assign and transfer to the Buyer, and the Buyer shall assume from each Elliott Blocker Owner, all of each such Elliott Blocker Owner’s respective right, title and interest in and to the Elliott Blocker Notes, in each case in such Elliott Blocker Owner’s capacity as a lender thereunder (the “Elliott Note Transfer”), which Elliott Note Transfer shall be in a form and substance reasonably agreed by the Buyer (it being understood that as a result of, and in connection with, the Elliott Note Transfer, the Buyer shall become the “Lender” under, and as such term is defined in, the Elliott Blocker Notes); and
(ii)   Blocker Merger Sub 5 shall be merged with and into the Elliott Eagle Blocker.
As a result of the Elliott Merger, the separate corporate existence of Blocker Merger Sub 5 shall cease, and the Elliott Eagle Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving Elliott Eagle Blocker”).
(g)   The PDI Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DGCL and the DLLCA, at the Blocker Effective Time and immediately following the Domestication, Blocker Merger Sub 6 shall be merged with and into the PDI Blocker. As a result of the PDI Merger, the separate corporate existence of Blocker Merger Sub 6 shall cease, and the PDI Blocker shall continue as the surviving company and as a wholly-owned subsidiary of the Buyer (sometimes referred to, in such capacity, as the “Surviving PDI Blocker” and together with the Surviving Insight Cayman Blocker, the Surviving Insight Delaware Blocker, the Surviving Insight GBCF Cayman Blocker, the Surviving Insight GBCF Delaware Blocker and the Surviving Elliott Eagle Blocker, the “Surviving Blockers”).
(h)   The Buyer Mergers.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DGCL and the DLLCA, at the Buyer Effective Time and immediately after the Blocker Mergers, each of (i) the Surviving Insight Cayman Blocker, (ii) the Surviving Insight Delaware Blocker, (iii) Surviving Insight GBCF Cayman Blocker, (iv) the Surviving Insight GBCF Delaware Blocker, (v) the Surviving Elliott Eagle Blocker and (vi) the Surviving PDI Blocker shall be merged with and into the Buyer. As a result of the Buyer Mergers, the separate corporate existence of each of (u) the Surviving Insight Cayman Blocker, (v) the Surviving Insight Delaware Blocker, (w) the Surviving Insight GBCF Cayman Blocker, (x) the Surviving Insight GBCF Delaware Blocker, (y) the Surviving Elliott Eagle Blocker and (z) the Surviving PDI Blocker shall cease, and the Buyer shall continue as the surviving company (sometimes referred to, in such capacity, as the “Surviving Buyer”).
(i)   The Company Merger.   Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA, at the Effective Time, and immediately after the Buyer Mergers, Company Merger Sub shall be merged with and into the Company. As a result of the Company Merger, the separate corporate existence of Company Merger Sub shall cease, and the Company shall continue as the surviving company (sometimes referred to, in such capacity, as the “Surviving Company”).
Section 2.2   Closing; Effective Time.
(a)   The closing of the Blocker Mergers (“Blocker Merger Closing”), the closing of the Buyer Mergers (the “Buyer Merger Closing”) and the closing of the Company Merger (the “Company Merger Closing”) and the closing of the other transactions contemplated hereby (together with the Blocker Merger Closing, the Buyer Merger Closing and the Company Merger Closing, the “Closing”) shall take place by conference call and by exchange of signature pages by email or other electronic transmission at 9:00 a.m. Eastern Time on (i) the fourth (4th) Business Day after the conditions set forth in Article XI have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or (ii) such other date and time as the Parties mutually agree (the date upon which the Closing occurs, the “Closing Date”); provided, however, that the Closing shall occur no earlier than the first Business Day that is at least 45 days after the Effective Date without the written consent of the Company.
(b)   On the Closing Date, the Parties shall cause the Blocker Mergers to be consummated simultaneously by filing certificates of merger (the “Blocker Certificates of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, Section 251 of the DGCL and Section 18-209 of the DLLCA, as applicable (the date and time of acceptance by the Secretary of State of the State of Delaware of the last of such filings, or, if another date and time is specified in such filings, such specified date and time, being the “Blocker Effective Time”).
(c)   On the Closing Date, and immediately after the Blocker Effective Time, the Parties shall cause the Buyer Mergers to be consummated by filing certificates of merger (the “Buyer Certificates of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, Section 251 of the DGCL and Section 18-209 of the DLLCA, as applicable (the date and time of acceptance by the Secretary of State of the State of Delaware of the last of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Buyer Effective Time”).
(d)   On the Closing Date, and immediately after the Buyer Effective Time, the Parties shall cause the Company Merger to be consummated by filing a certificate of merger (the “Company Certificate of Merger”, and together with the Blocker Certificates of Merger and the Buyer Certificates of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, Section 18-209 of the DLLCA, as applicable (the date and time of acceptance by the Secretary of State of the State of Delaware of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).
Section 2.3   Effects of the Mergers.
(a)   At the Blocker Effective Time, the effect of the Insight Cayman Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Insight Cayman Blocker and Merger Sub 1 shall vest in the Surviving Insight Cayman Blocker, and all debts, liabilities, duties and obligations of Insight Cayman Blocker and Merger Sub 1 shall become the debts, liabilities, duties and obligations of the Surviving Insight Cayman Blocker.
(b)   At the Blocker Effective Time, the effect of the Insight Delaware Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Insight Delaware Blocker and Merger Sub 2 shall vest in the Surviving Insight Delaware Blocker, and all debts, liabilities, duties and obligations of Insight Delaware Blocker and Merger Sub 2 shall become the debts, liabilities, duties and obligations of the Surviving Insight Delaware Blocker.
(c)   At the Blocker Effective Time, the effect of the Insight GBCF Cayman Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Insight GBCF Cayman Blocker and Merger Sub 3 shall vest in the Surviving Insight GBCF Cayman Blocker, and all debts, liabilities, duties and obligations of Insight GBCF Cayman Blocker and Merger Sub 3 shall become the debts, liabilities, duties and obligations of the Surviving Insight GBCF Cayman Blocker.
(d)   At the Blocker Effective Time, the effect of the Insight GBCF Delaware Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Insight GBCF Delaware Blocker and Merger Sub 4 shall vest in the Surviving Insight GBCF Delaware Blocker, and all debts, liabilities, duties and obligations of Insight GBCF Delaware Blocker and Merger Sub 4 shall become the debts, liabilities, duties and obligations of the Surviving Insight GBCF Delaware Blocker.
(e)   At the Blocker Effective Time, the effect of the Elliott Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of Elliott Eagle Blocker and Merger Sub 5 shall vest in the Surviving Elliott Eagle Blocker, and all debts, liabilities, duties and obligations of Elliott Eagle Blocker and Merger Sub 5 shall become the debts, liabilities, duties and obligations of the Surviving Elliott Eagle Blocker.
(f)   At the Blocker Effective Time, the effect of the PDI Merger shall be as provided in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Blocker Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of PDI Blocker and Merger Sub 6 shall vest in the Surviving PDI Blocker, and all debts, liabilities, duties and obligations of PDI Blocker and Merger Sub 6 shall become the debts, liabilities, duties and obligations of the Surviving PDI Blocker.
(g)   At the Buyer Effective Time, the effect of the Buyer Mergers shall be as provided in the applicable provisions of the DLLCA or the DGCL, as applicable. Without limiting the generality of the foregoing, and subject thereto, at the Buyer Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of each of (i) the Surviving Insight Cayman Blocker, (ii) the Surviving Insight Delaware Blocker, (iii) the Surviving Insight GBCF Cayman

Blocker, (iv) the Surviving Insight GBCF Delaware Blocker, (v) the Surviving Elliott Eagle Blocker and (vi) the Surviving PDI Blocker and the Buyer shall vest in the Surviving Buyer, and all debts, liabilities, duties and obligations of each of (u) the Surviving Insight Cayman Blocker, (v) the Surviving Insight Delaware Blocker, (w) the Surviving Insight GBCF Cayman Blocker, (x) the Surviving Insight GBCF Delaware Blocker, (y) the Surviving Elliott Eagle Blocker and (z) the Surviving PDI Blocker and the Buyer shall become the debts, liabilities, duties and obligations of Surviving Buyer.
(h)   At the Effective Time, the effect of the Company Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of the Company and Company Merger Sub shall vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company and Company Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company.
Section 2.4   Governing Documents.
(a)   At the Blocker Effective Time, the certificates of formation and operating agreements of Merger Sub 1, Merger Sub 2, Merger Sub 3, Merger Sub 4, and Merger Sub 5 as in effect immediately prior to the Blocker Effective Time shall, in accordance with the DLLCA and applicable Law, become the certificate of formation and operating agreement of the Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker, and Surviving Elliott Eagle Blocker, respectively.
(b)   At the Blocker Effective Time, the certificate of incorporation and bylaws of PDI Blocker as in effect immediately prior to the Blocker Effective Time shall, in accordance with the DGCL and DLLCA and applicable Law, become the certificate incorporation and the bylaws of the Surviving PDI Blocker.
(c)   At the Buyer Effective Time, the Governing Documents of the Buyer in effect immediately prior to the Buyer Effective Time shall, in accordance with the DGCL and applicable Law, become the certificate of incorporation and the bylaws of the Surviving Buyer.
(d)   At the Effective Time, the Company LLCA shall be amended and restated to be in the form attached hereto as Exhibit A, which, from and after the Effective Time shall be the limited liability company agreement of the Surviving Company until duly amended in accordance with its terms and the DLLCA.
Section 2.5   Directors and Officers.
(a)   At the Blocker Effective Time, (i) (x) the managers of Merger Sub 1, Merger Sub 2, Merger Sub 3, Merger Sub 4, Merger Sub 5 prior to the Blocker Effective Time shall be the initial managers of the Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker and Surviving Elliott Eagle Blocker, respectively, each to serve in accordance with the Governing Documents of the Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker and Surviving Elliott Eagle Blocker, as applicable and (y) the initial directors of the Surviving PDI Blocker shall be appointed by the Buyer, each to serve in accordance with the Governing Documents of the Surviving PDI Blocker, and (ii) the officers of Merger Sub 1, Merger Sub 2, Merger Sub 3, Merger Sub 4, Merger Sub 5 and Merger Sub 6 immediately prior to the Blocker Effective Time shall be the initial officers of the Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker, Surviving Elliott Eagle Blocker and Surviving PDI Blocker, respectively, each to hold office in accordance with the Governing Documents of the Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker, Surviving Elliott Eagle Blocker and Surviving PDI Blocker.
(b)   Effective as of the Closing, (i) the Sponsor and the Equityholder Representative shall cooperate such that the board of directors of the Buyer shall be composed as set forth in the Investor Rights Agreement, to serve in accordance with the Governing Documents of the Buyer, and (ii) such board of directors of the Buyer shall appoint the officers of the Buyer to be effective from and after the Closing, to serve in accordance with the Governing Documents of the Buyer.
(c)   Effective as of the Closing, the Buyer (through the Buyer’s board of directors) shall appoint the officers of the Surviving Company, to be effective from and after the Closing, each to hold office in accordance with the Company A&R LLCA. The Surviving Company shall be manager-managed, and in connection with the amendment and restatement of the Company LLCA, the Buyer shall be admitted as a member and the manager of the Company pursuant to the terms of the Company A&R LLCA.
ARTICLE III
CONVERSION OF SECURITIES; CONTRIBUTION; MERGER CONSIDERATION; CLOSING DELIVERIES
Section 3.1   Conversion of Securities; Contribution.
(a)   The Blocker Mergers.
(i)   Blocker Merger Sub Interests.   At the Blocker Effective Time, by virtue of the Blocker Mergers and without any action on the part of any Party, (A) each limited liability company interest of each of Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4 and Blocker Merger Sub 5 that is issued and outstanding immediately prior to the Blocker Effective Time shall cease to be outstanding and shall be converted into one validly issued limited liability company unit of Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker and Surviving Elliott Eagle Blocker, respectively, and shall constitute the total amount of issued and outstanding limited liability company interests of Surviving Insight Cayman Blocker, Surviving Insight Delaware Blocker, Surviving Insight GBCF Cayman Blocker, Surviving Insight GBCF Delaware Blocker and Surviving Elliott Eagle Blocker, respectively, as of immediately following the Blocker Effective Time, and (B) each limited liability company interest of Blocker Merger Sub 6 that is issued and outstanding immediately prior to the Blocker Effective Time shall cease to be outstanding and shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving PDI Blocker. After the Blocker Mergers, the Buyer shall own all of the issued and outstanding limited liability company interests or shares of capital stock, as applicable, of each Surviving Blocker (such limited liability company interests or shares of capital stock, the “Surviving Blocker Interests”).
(ii)   Blocker Equity Interests.   At the Blocker Effective Time, by virtue of the Blocker Mergers and without any action on the part of any Party, the Equity Interests of each Blocker that are issued and outstanding immediately prior to the Blocker Effective Time (other than Cancelled Equity Interests) shall, at the Blocker Effective Time, be cancelled, shall cease to exist and shall no longer be outstanding and, upon each Blocker Owner’s execution of a Blocker Letter of Transmittal, shall be converted into the right to receive (A) in the aggregate with respect to such Equity Interests of such Blocker, the Blocker Merger Consideration for such Blocker, provided, that with respect to the Elliott Merger, the Blocker Merger Consideration shall be (x) received in exchange for the Equity Interests of the Elliott Eagle Blocker and the Elliott Blocker Notes and (y) allocated to the Equity Interests of the Elliott Eagle Blocker and the Elliott Blocker Notes, in each case, in the manner set forth on Schedule 3.1(a)(ii), (B) a portion of the distributions based on such Blocker Owner’s Pro Rata Percentage of the Equityholder Representative Expense Account (if any), and (C) any cash in lieu of any fractional share (clauses (A) through (C) collectively, the “Total Individual Blocker Merger Consideration”). No holder of Blocker Equity Interests, when so converted pursuant to this Section 3.1(a)(ii), shall have any further rights with respect thereto.
(b)   The Buyer Mergers.   At the Buyer Effective Time, by virtue of the Buyer Mergers and without any action on the part of any Party, each Surviving Blocker Interest that is issued and outstanding immediately prior to the Buyer Effective Time shall be cancelled, shall cease to exist and shall no longer be outstanding. In connection with the Buyer Mergers, the Buyer shall, in accordance Section 2.3(g), directly own all of the Company Units held by the Surviving Blockers immediately prior to the Buyer Effective Time.

(c)   The Company Merger.
(i)   Company Merger Sub Interests.   At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party, all of the Merger Sub Interests shall, at the Effective Time, be cancelled for no consideration, shall cease to exist and shall no longer be outstanding.
(ii)   Company Units.   At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party, all the Company Units that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Equity Interests) shall, at the Effective Time, be cancelled, shall cease to exist and shall no longer be outstanding and, upon such Company Unitholder’s execution of a Company Unitholder Letter of Transmittal, shall be converted into the right to receive (and upon such conversion pursuant to this Section 3.1(c)(ii) shall have no further rights with respect thereto):
(A)   With respect to any Company Class A Units held by a Company Unitholder other than the Buyer: (1) in the aggregate with respect to all such Company Class A Units held by such Company Unitholder, the right to receive the Company Class A Unitholder Merger Consideration, (2) a portion of the distributions based on such Company Unitholder’s respective Pro Rata Percentage of the Equityholder Representative Expense Account (if any), and (3) any cash in lieu of any fractional share (clauses (1) through (3) collectively, the “Total Individual Company Class A Unitholder Merger Consideration”);
(B)   With respect to any Company Class B Units, whether vested or unvested (assuming all applicable performance based vesting criteria are met) held by a Company Unitholder other than the Buyer: (1) in the aggregate with respect to all such Company Class B Units held by such Company Unitholder, the right to receive the Company Class B Unitholder Merger Consideration, (2) a portion of the distributions based on such Company Unitholder’s respective Pro Rata Percentage of the Equityholder Representative Expense Account (if any), and (3) any cash in lieu of any fractional share (clauses (1) through (3) collectively, the “Total Individual Company Class B Unitholder Merger Consideration”); and
(C)   With respect to any Company Units held by the Buyer: (1) the Pro Forma Buyer Common Units, less the Contribution Common Units, (2) the Pro Forma Buyer Series 1 RCUs and (3) the Pro Forma Buyer Series 2 RCUs.
(iii)   Company Options.   At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party, all the Company Options that are issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled, shall cease to exist and shall no longer be outstanding and, upon such Company Optionholder’s execution of a Company Optionholder Letter of Transmittal, shall be converted into the right to receive (and upon such conversion pursuant to this Section 3.1(c)(iii) shall have no further rights with respect thereto):
(A)   With respect to each Company Optionholder who holds a Vested Company Option: (1) in the aggregate with respect to all such Vested Company Options held by such Company Optionholder, the Company Optionholder Merger Consideration, (2) a portion of the distributions equal to such Company Optionholder’s respective Pro Rata Percentage of the Equityholder Representative Expense Account (if any), and (3) any cash in lieu of any fractional share (clauses (1) through (3) collectively, the “Total Individual Company Optionholder Merger Consideration”). For purposes of this Section 3.1(c)(iii)(A), the Company Optionholder’s Company Rollover Options, Pro Rata Percentage and Company Cash-Out Options (but not, for the avoidance of doubt, the Fully Diluted Number) shall be determined assuming the Company Optionholder only held the Vested Company Options; and
(B)   With respect to each Company Optionholder who holds an Unvested Company Option, in lieu of the Total Individual Company Optionholder Merger Consideration, (1) an award of restricted share units representing the right to receive a number of shares of Buyer Class A Common Stock equal to (x) the Cancelled Option Value, divided by (y) the Reference

Price (the “Restricted Share Units”), (2) a portion of the distributions equal to such Company Optionholder’s respective Pro Rata Percentage of the Equityholder Representative Expense Account (if any) in respect of the Unvested Company Options, and (3) the Company Optionholder Restricted Stock Consideration in respect of such Unvested Company Options. The Restricted Share Units and Company Optionholder Restricted Stock Consideration delivered in accordance with this Section 3.1(c)(iii)(B) shall be subject to the same vesting terms as were applicable to the corresponding Company Options to which they relate, with shares subject to such Restricted Share Units settled on the later to occur of (x) the first Business Day following applicable vesting date, and (y) the expiration of any restrictions on transferability applicable to such shares; provided, that, notwithstanding the foregoing, shares subject to such Restricted Share Units shall be settled no later than two and one-half (2 1∕2) months following the last day of the fiscal year in which such vesting date occurs. The “Cancelled Option Value” shall mean, with respect to each Unvested Company Option, an amount equal to (x) the value of the aggregate Class A Common Stock Consideration, plus (y) the Company Optionholder Cash Consideration (such portion, the “Cancelled Cash Portion”) that would have been payable to the applicable Company Optionholder pursuant to Section 3.1(c)(iii)(A) if the Unvested Company Option had been vested as of the Effective Time. For the avoidance of doubt, in no event will any Company Optionholder be entitled to receive Class A Common Stock Consideration or Company Optionholder Cash Consideration in respect of any Unvested Company Options.
(iv)   Notwithstanding anything herein to the contrary, the Cancelled Cash Portion as of the Effective Time shall be retained by Buyer, and such amount of cash shall be utilized by Buyer to redeem a pro-rata number of shares of Class A Common Stock held by each holder of Vested Company Options as of immediately following the Effective Time at a price per share price equal to the Reference Price. Any amount of cash shall be applied to redeem a number of shares of Class A Common Stock on a pro rata basis in respect of all holders of Vested Company Options, such proceeds delivered (i) first to the Company to fund any portion of the Applicable Withholding Amount that is not satisfied by the Company Optionholder Cash Consideration payable to such former holder of Vested Company Options at the Effective Time, and (ii) second directly to the former holders of Vested Company Options promptly following, but in all events within ten (10) Business Days following the date the Applicable Withholding Amount is remitted to the applicable taxing authorities. To the extent there is not sufficient cash to redeem a share of Class A Common Stock in full such amount of cash will be retained by the Buyer. Prior to Closing, Seller shall take, or cause the Company to take, all necessary or appropriate actions to effectuate the provisions of Sections 3.1(c)(iii), (iv) and (v) and all actions necessary so that the redemptions by Buyer set forth in this Section 3.1(c)(iv) may be effectuated without the consent of the former holders of Vested Company Options. The aggregate amount of cash and shares of Buyer Class A Common Stock, Buyer Class B-1 Common Stock and Buyer Class B-2 Common Stock delivered or deliverable pursuant to Sections 3.1(c)(iii), (iv) and (v) shall not exceed the applicable amounts that would have been delivered to all Company Optionholders if all of the Unvested Company Options were deemed to be Vested Company Options immediately before the Effective Time.
(v)   Subject to Section 3.4, all payments made pursuant to Section 3.1(c)(iii) shall be made (without interest and net of the Applicable Withholding Amount) by or on behalf of the Surviving Company to each Company Optionholder, with the Applicable Withholding Amount applied in accordance with the Company’s standard payroll practices.
(vi)   Any Equity Interests issued hereunder as Merger Consideration hereunder shall bear a restrictive legend that prohibits transfers of such Equity Interests in a manner that would be inconsistent with the Lock-Up Agreement.
(d)   Equity Interests Held in Treasury or Owned.   (i) At the Blocker Effective Time, any limited liability company interests or other Equity Interests of a Blocker held in the treasury of such Blocker or owned by such Blocker immediately prior to the Blocker Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto and (ii) at the Effective Time, any Company Units held in the treasury of the Company or owned by any

Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto (any such limited liability company interests or other Equity Interests or such Company Units contemplated by clauses (i) and (ii), “Cancelled Equity Interests”).
(e)   Company LLCA Amendment and Restatement.   In connection with the Company Merger, the Company LLCA shall be amended and restated in substantially the form attached hereto as Exhibit A (the “Company A&R LLCA”) to, among other things, reflect the Company Merger, including the conversion of Company Units set forth in Section 3.1(c), as set forth in the Company A&R LLCA (the “LLCA Amendment and Restatement”). For the avoidance of doubt, the Company A&R LLCA shall reflect that the Buyer holds a number of Pro Forma Buyer Common Units equal to the number of shares of Pro Forma Buyer Class A Common Stock, a number of Pro Forma Buyer Series 1 RCUs equal to the number of shares of Pro Forma Buyer Class B-1 Common Stock and a number of Pro Forma Buyer Series 2 RCUs equal to the number of shares of Pro Forma Buyer Class B-2 Common Stock and the Company Unitholders hold Pro Forma Unitholder Common Units, Pro Forma Unitholder Series 1 RCUs and Pro Forma Unitholder Series 2 RCUs and that no other Equity Interests are outstanding.
Section 3.2   Estimated Merger Consideration.
(a)   The aggregate consideration payable with respect to the Mergers taken together, shall consist of (i) the Aggregate Blocker Merger Consideration, plus (ii) the Aggregate Company Unitholder Merger Consideration, plus (iii) the Aggregate Company Optionholder Merger Consideration, plus (iv) the Equityholder Representative Expense Amount. It is the intent of the Parties that the sum of (w) the number of shares of Buyer Class A Common Stock issuable to the Blocker Owners pursuant to the Blocker Mergers, plus the number of shares of Buyer Class A Common Stock issuable to Company Optionholders pursuant to Restricted Share Units, plus the number of shares of Buyer Class A Common Stock issuable to holders of Vested Company Options hereunder, plus the number of Common Units issuable to the Company Unitholders pursuant to the Company Merger shall be equal (without giving effect to the payment of cash in lieu of any fractional share or units) to the number of shares equal to (i) the (A) Merger Consideration less (B) the difference between the Base Aggregate Cash Amount and the aggregate Cancelled Cash Portion, divided by (ii) the Reference Price, (x) the number of shares of Buyer Class B-2 Common Stock issuable pursuant to the Blocker Mergers, plus the number of shares of Buyer Class B-2 Common Stock issuable to the Company Optionholders pursuant to the Company Merger, plus the number of Series 2 RCUs issuable to the Company Unitholders pursuant to the Company Merger shall be equal to (without giving effect to the payment of cash in lieu of any fractional share or units) 6,000,000, (y) the number of shares of Buyer Class B-1 Common Stock issuable pursuant to the Blocker Mergers, plus the number of shares of Buyer Class B-1 Common Stock issuable to the Company Optionholders pursuant to the Company Merger, plus the number of Series 1 RCUs issuable to the Company Unitholders pursuant to the Company Merger shall be equal to (without giving effect to the payment of cash in lieu of any fractional share or unit) 10,000,000, and (z) the number of shares of Buyer Class V Voting Stock issuable to Company Unitholders pursuant to the Company Merger shall equal the number of Common Units held by the Company Unitholders following the Company Merger, and the cash paid hereunder as Merger Consideration shall be no greater than the Adjusted Aggregate Cash Amount less the Cancelled Cash Portion. Notwithstanding anything to the contrary contained herein, the provisions of this Agreement, including Sections 3.1(c)(iii), (iv) and (v) shall be adjusted as necessary to give effect to this Section 3.2(a).   For the avoidance of doubt, if the Estimated Merger Consideration is less than seven hundred million ($700,000,000), no Equity Securities of Buyer will be issued as Estimated Merger Consideration (other than shares of Buyer Class B-1 Common Stock, Buyer Class B-2 Common Stock, Series 1 RCUs and Series 2 RCUs.
(b)   Estimated Merger Consideration; Estimated Closing Blocker Indebtedness.
(i)   No later than five (5) Business Days prior to the Closing, each Blocker shall deliver to the Company and the Buyer a good faith estimate of such Blocker’s Closing Blocker Indebtedness (such Blocker’s “Estimated Closing Blocker Indebtedness”).

(ii)   No later than three (3) Business Days prior to the Closing, the Company shall deliver to the Buyer: (i) a good faith estimate of the Merger Consideration (the “Estimated Merger Consideration”) pursuant to which the Company shall (A) use the actual Enterprise Value and (B) estimate (1) the amount of Cash and Cash Equivalents, (2) the amount of Closing Company Indebtedness, (3) the amount of Transaction Expenses, (4) the amount of the Net Working Capital Adjustment, (5) the Aggregate Permitted Acquisition Price Amount and (6) the Aggregate Option Exercise Price, and (ii) the Allocation Schedule as a schedule thereto ((i) and (ii) together, the “Estimated Closing Statement”). Following delivery of the Estimated Closing Statement, the Company will provide the Buyer, its accountants and other representatives with a reasonable opportunity to review the Estimated Closing Statement and the Company shall consider in good faith the Buyer’s, its accountant’s and its other representative’s reasonable comments thereto (or to any component thereof) (it being understood that the Buyer’s approval of the Estimated Closing Statement will not be a condition to the Buyer’s obligation to consummate the transactions contemplated hereunder and the Company shall have no obligation to revise the Estimated Closing Statement to reflect any comments provided by the Buyer, its accountants or its other representatives). The Equityholder Representative (on behalf of the Blocker Owners and the Company Equityholders) hereby acknowledges and agrees that the Buyer may rely upon the Allocation Schedule, and in no event will the Buyer or any of its Affiliates (including the Surviving Company) have any liability to any Blocker Owner, Company Equityholder or other Person with respect to the allocation of the Merger Consideration payable under this Agreement or pursuant to the Mergers or on account of payments made in accordance with the terms hereof as set forth in the Allocation Schedule; provided, however, that in no event shall the amounts set forth on the Allocation Schedule result in, or require the Buyer to issue or pay hereunder, an amount greater than the aggregate consideration as set forth in Section 3.2(a).
(c)   Payment of the Blocker Merger Consideration and the Company Unitholder Merger Consideration. At the Effective Time, the Buyer shall (A) cause the Transfer Agent to provide to each Blocker Owner and Company Unitholder immediately prior to the Effective Time, evidence of book-entry shares representing the number of whole shares of Buyer Class A Common Stock, Buyer Class B Common Stock and Buyer Class V Voting Stock to which such Blocker Owner or Company Unitholder is entitled to, as applicable, pursuant to Section 3.1(a)(ii) and Section 3.1(c)(ii)(A), respectively and (B) cause the Transfer Agent to pay an amount in cash equal to (1) the amount such Blocker Owner or Company Unitholder is entitled to pursuant to Section 3.1(a)(ii) and Section 3.1(c)(ii)(A), respectively, plus (2) any cash in lieu of any fractional share which such Blocker Owner or Company Unitholder, as applicable, has the right to receive in respect of such Equity Interests or Company Units held by such Blocker Owner or Company Unitholder, by wire transfer of immediately available funds to the account such Blocker Owner or such Company Unitholder has identified in such Blocker Owner’s Blocker Letter of Transmittal or such Company Unitholder’s Company Unitholder Letter of Transmittal. It is expressly understood and agreed that (w) the delivery of the shares of Buyer Class A Common Stock, Buyer Class B Common Stock and Buyer Class V Voting Stock and payment of cash under this Section 3.2(c), (x) the delivery of the Aggregate Company Optionholder Merger Consideration to the Surviving Company or its designee under Section 3.2(d), (y) the delivery of any shares of Buyer Class A Common Stock, Buyer Class B Common Stock and Buyer Class V Voting Stock (if any) pursuant to Section 3.5 and (z) payment of cash in lieu of any fractional share pursuant to Section 3.4(c) shall be in full satisfaction of Buyer’s obligation with respect to such amounts, and, once paid in accordance with the terms hereof, Buyer and its Affiliates shall have no liability to the Equityholder Representative, any Blocker Owner, Blocker or Company Equityholder or any other Person for any amounts in respect of the same.
(d)   Payment of Company Optionholder Merger Consideration.   At the Effective Time, the Buyer shall (i) cause the Transfer Agent to provide to each Company Optionholder (A) evidence of book-entry shares representing the number of whole shares representing the aggregate Class A Common Stock Consideration in respect of each Vested Company Option and (B) evidence of book-entry shares representing the number of whole shares representing the aggregate Company Optionholder Restricted Stock Consideration, (ii) shall pay to the Surviving Company (A) cash in an amount equal to the aggregate Company Optionholder Cash Consideration in respect of all Vested Company Options and (B) the aggregate amount of cash payable to the Company Optionholders in lieu of any fractional share, and

(iii) provide each holder of Unvested Options a grant agreement evidencing each Restricted Share Unit granted in respect of such holder’s Unvested Company Options. Subject to Section 3.4, all payments of Closing Company Optionholder Merger Consideration shall be made (without interest and net of the Applicable Withholding Amount) by or on behalf of the Surviving Company to each Company Optionholder who holds Vested Company Options, with the Applicable Withholding Amount applied in accordance with the Company’s standard payroll practices; provided, that the Company Optionholder Cash Consideration payable in respect of the Vested Company Options shall be utilized by the Company to first fund the Applicable Withholding Amount in respect of the Company Optionholder Merger Consideration, and the Company Optionholder Cash Consideration that would have been delivered to holders of Unvested Company Options if such holders held Vested Company Options hereunder, shall be utilized by the Company applied in the manner prescribed in Section 3.1(c)(iv).
(e)   Buyer Contribution; Payment of Other Amounts at Closing.
(i)   Buyer Contribution.   On the terms and subject to the conditions set forth herein, on the Closing Date, immediately after the Effective Time:
(A)   The Buyer shall contribute to the Surviving Company, as a capital contribution in exchange for a portion of its Common Units (such Common Units, the “Contribution Common Units”) acquired in connection with the Company Merger, (i) cash in the amount of Available Closing Date Equity (after giving effect to the Buyer Share Redemptions), less (A) the Adjusted Aggregate Cash Amount, (B) the Cancelled Cash Portion and (C) the aggregate amount payable by the Buyer in lieu of any fractional share of Buyer Class A Common Stock, Buyer Class B Common Stock and Buyer Class V Voting Stock pursuant to Section 3.4(c) (the “Buyer Contribution Amount”).
(B)   The Surviving Company shall pay or cause to be paid, out of the Buyer Contribution Amount, the amount set forth in the pay-off letter in respect of any Company Indebtedness as of the Measurement Time under the SVB Credit Facility (such amount the “SVB Payoff Amount”), which pay-off letter shall be customary and reasonably acceptable to the Buyer, and provide that, if such aggregate amount so identified is paid on the Closing Date, such Company Indebtedness shall be repaid in full, that all Liens (except for Permitted Liens) affecting any property and/or proceeds of property of any Group Company will be released to the account(s) set forth therein and that the relevant lender and/or administrative agent shall forthwith execute and deliver to the Buyer all terminations and releases as reasonably requested necessary to evidence the foregoing termination (the “SVB Payoff Letter”);
(C)   The Surviving Company shall pay or cause to be paid, out of the Buyer Contribution Amount, the Transaction Expenses to the accounts provided by the Parties at least one (1) Business Day prior to the Closing Date (the “Transaction Expenses Amount”); and
(D)   (1) If the Debt Financing is not consummated prior to or substantially contemporaneously with the Closing, the Company shall have delivered the Lender Consent and the Surviving Company shall pay or cause to be paid to the Existing Lenders a payoff amount equal to the Buyer Contribution Amount, less the SVB Payoff Amount, less the Transaction Expenses Amount, or such lesser amount as agreed between the Buyer and the Company. (2) If the Debt Financing is consummated prior to or substantially contemporaneously with the Closing, the Surviving Company shall pay, out of the Buyer Contribution Amount or available funds from the Debt Financing, the amount set forth in the pay-off letter in respect of any Company Indebtedness as of the Measurement Time under the Credit Facility, which pay-off letter shall be customary and reasonably acceptable to the Buyer, and provide that, if such aggregate amount so identified is paid on the Closing Date, such Company Indebtedness shall be repaid in full, that all Liens (except for Permitted Liens) affecting any property and/or proceeds of property of any Group Company will be released to the account(s) set forth therein and that the relevant lender and/or administrative agent shall forthwith execute and deliver to the Buyer all terminations and releases as reasonably requested necessary to evidence the foregoing termination (the “Golub Payoff Letter”).

(ii)   Payment of Other Amounts at Closing.   On the terms and subject to the conditions set forth herein, on the Closing Date, immediately after the Effective Time:
(A)   The Buyer shall pay the Equityholder Representative Expense Amount to the Equityholder Representative Expense Account to the account provided to the Buyer by the Equityholder Representative at least three (3) Business Days prior to the Closing Date; and
(B)   The Buyer shall pay, on behalf of all Blocker Owners and Company Equityholders, the Seller Advisor Fees to the account or accounts provided to the Buyer by the Equityholder Representative at least one (1) Business Day prior to the Closing Date.
(f)   Designation of Elliott Merger Consideration.   For purposes of this Agreement and for U.S. federal income tax purposes, the cash portion of the Closing Blocker Merger Consideration that each Elliott Blocker Owner is entitled to receive pursuant to Section 3.1(a)(ii) shall be treated in accordance with Schedule 3.1(a)(ii).
Section 3.3   Treatment of Options.
(a)   Prior to the Closing, the Company shall take the appropriate actions pursuant to the Option Plan (and the underlying option agreements) that are necessary to give effect to the provisions of Section 3.1(c)(iii) with respect to Company Options.
(b)   The Company shall take all actions necessary to terminate the Option Plan and all Company Options effective as of the Effective Time, and no Company Optionholder shall have any rights thereunder, including any rights to acquire any Equity Interests of the Company, the Surviving Company or any Subsidiaries thereof, other than as set forth herein (including pursuant to Section 3.1(c)(iii) and Section 3.2(d)) or by applicable Law.
Section 3.4   Exchange Procedures for Blocker Owners, Company Unitholders and Company Optionholders.
(a)   Payment Procedures.   Prior to the Closing, the Company shall mail or otherwise deliver, or the Buyer shall cause the Transfer Agent to mail or otherwise deliver, to (i) each Blocker Owner entitled to receive such Blocker Owner’s Total Individual Blocker Merger Consideration pursuant to Section 3.1(a)(ii), a letter of transmittal in the form as may be reasonably agreed to among the Company, the Buyer and the Transfer Agent prior to the Closing (the “Blocker Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL, if applicable, (ii) each Company Unitholder entitled to receive such Company Unitholder’s Total Individual Company Unitholder Merger Consideration pursuant to Section 3.1(c)(ii), a letter of transmittal substantially in the form reasonably agreed to among the Company, the Buyer and the Transfer Agent prior to the Closing (the “Company Unitholder Letter of Transmittal”), and to each Company Optionholder entitled to receive such Company Optionholder’s Total Individual Company Optionholder Merger Consideration pursuant to Section 3.1(c)(iii)(A), a letter of transmittal reasonably agreed to by the Company, the Buyer and the Transfer Agent prior to the Closing (the “Company Optionholder Letter of Transmittal”). In the event that at least three (3) Business Days prior to the Closing Date, (A) a Blocker Owner, (B) a Company Unitholder or (C) a Company Optionholder does not deliver to the Transfer Agent a duly executed and completed Blocker Letter of Transmittal, Company Unitholder Letter of Transmittal or Company Optionholder Letter of Transmittal, as applicable, then such failure shall not alter, limit or delay the Closing; provided, that such Blocker Owner, Company Unitholder or Company Optionholder, as the case may be, shall not be entitled to receive its Blocker Merger Consideration, Total Individual Company Unitholder Merger Consideration or Total Individual Company Optionholder Merger Consideration, as applicable, until such Person delivers a duly executed and completed Blocker Letter of Transmittal, Company Unitholder Letter of Transmittal or Company Optionholder Letter of Transmittal, as applicable, to the Transfer Agent or the Company, as applicable. Upon delivery of such duly executed Blocker Letter of Transmittal, Company Unitholder Letter of Transmittal or Company Optionholder Letter of Transmittal, respectively, of such Blocker Owner, Company Unitholder or Company Optionholder to the Transfer Agent or the Company, as applicable, such Blocker Owner, Company Unitholder or Company Optionholder shall be entitled to receive, subject to the terms and conditions hereof, (x) the Blocker Merger Consideration in respect of its Equity Interest which shall be referenced in such Blocker Letter of Transmittal, (y) the Total Individual Company Unitholder Merger Consideration in respect of his, her or its Company Units which shall be referenced in such Company Unitholder Letter of Transmittal or (z) the Total Individual Company Optionholder Merger Consideration in respect of his, her or its Company Options which shall be referenced in such Company Optionholder Letter of Transmittal. Until surrendered as contemplated by this Section 3.4(a), each Blocker Equity Interest, Company Unit and Company Option shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Blocker Owner Consideration, Total Individual Company Unitholder Consideration or Total Individual Company Optionholder Merger Consideration, respectively, to which such Blocker Owner, Company Unitholder or Company Optionholder is entitled pursuant to this Article III.
(b)   Company Equityholder Materials.   Prior to the Closing, the Company shall request in writing that (i) the Insight Member, each Insight Blocker Owner, the Elliott Blocker Owners and the PDI Blocker Owners deliver, or cause to be delivered, not less than five (5) Business Days prior to the Closing Date, duly executed counterparts to the Investor Rights Agreement, (ii) the individuals set forth on Schedule 1.2 deliver, or cause to be delivered, not less than five (5) Business Days prior to the Closing Date, duly executed counterparts to the Lock-Up Agreement, and (iii) each Company Unitholder deliver, or cause to be delivered, not less than five (5) Business Days prior to the Closing Date, duly executed counterparts to the Company A&R LLCA and the Tax Receivable Agreement, in each case of clauses (i), (ii) and (iii), executed by such Persons (such materials described in clauses (i), (ii) and (iii), collectively, the “Equityholder Materials”). The Company and the Blockers shall use their commercially reasonable efforts to cause such Equityholder Materials to be timely delivered to the Buyer in accordance with the immediately preceding sentence.
(c)   Fractional Shares.   Notwithstanding anything to the contrary contained herein, no evidence of book-entry shares representing any fractional share of Buyer Class A Common Stock, Buyer Class B Common Stock, Buyer Class V Voting Stock, Common Units or Restricted Common Units shall be issued in exchange for Blocker Equity Interests, Company Units or Company Units underlying Company Options. In lieu of the issuance of any such fractional share, the Buyer shall pay to each former holder of Blocker Equity Interests, Company Units or Company Options who otherwise would be entitled to receive such fractional share an amount in cash (rounded up to the nearest cent) determined by multiplying (i) the Reference Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Buyer Class A Common Stock, Buyer Class B Common Stock, Buyer Class V Voting Stock, Common Units or Restricted Units which such holder would otherwise be entitled to receive pursuant to this Article III.
Section 3.5   Post-Closing Adjustment to Merger Consideration.
(a)   Within ninety (90) days after the Closing Date, the Buyer shall prepare and deliver to the Equityholder Representative a statement (the “Closing Statement”) setting forth in reasonable detail the Buyer’s good faith calculation of (i) the amount of Cash and Cash Equivalents (the “Closing Cash”), (ii) the amount of Closing Company Indebtedness (the “Final Closing Company Indebtedness”), (iii) the Net Working Capital Adjustment (the “Closing Net Working Capital”), (iv) the Transaction Expenses (the “Closing Transaction Expenses”), (v) the Aggregate Permitted Acquisition Price Amount, (vi) the Merger Consideration, and (vii) the amount of Closing Blocker Indebtedness of each Blocker (the “Final Closing Blocker Indebtedness”), in each case prepared in accordance with the definitions thereof and the Accounting Principles and including reasonably detailed calculations of the components thereof to enable a review thereof by the Equityholder Representative.
(b)   The Equityholder Representative shall have thirty (30) days after its receipt of the Closing Statement (the “Review Period”) within which to review the Closing Statement and to deliver to the Buyer written notice of the Equityholder Representative’s disagreement with any item contained in the Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement and dollar amount of such dispute (to the extent possible) and attaching reasonable supporting details to enable a review thereof by the Buyer (a “Dispute Notice”). The Closing Statement shall become final, conclusive and binding on the Parties following the Review Period unless the Equityholder Representative delivers to the Buyer a Dispute Notice within the Review Period. If the Equityholder Representative timely delivers a Dispute Notice, any amounts on the Closing Statement not objected to by Equityholder Representative in the Dispute Notice (or by the Buyer as a result of the items disputed by the Equityholder Representative in such Dispute Notice) shall be final, conclusive and binding on the Parties, and the Buyer and the Equityholder Representative shall, within thirty (30) days following the Buyer’s receipt of such Dispute Notice (the “Resolution Period”), use reasonable best efforts to attempt to resolve in writing their differences with respect to the items set forth in the Dispute Notice, and any such resolution shall be final, conclusive and binding on the Parties. If, at the conclusion of the Resolution Period, any amounts remain in dispute, then each of the Buyer and the Equityholder Representative shall promptly, and in any event, within ten (10) days, execute any reasonable engagement letter requested by the Valuation Firm and submit all items remaining in dispute to a nationally recognized, independent accounting firm mutually acceptable to the Buyer and the Equityholder Representative (the “Valuation Firm”) for resolution, acting as an accounting expert (and not as an arbitrator) and in accordance with the standards set forth in this Section 3.5(b), by delivering, within ten (10) days after engagement of the Valuation Firm, their written position with respect to such items remaining in dispute. The Valuation Firm’s determination shall be based on (x) the definitions of Cash and Cash Equivalents, Indebtedness, Net Working Capital, Aggregate Permitted Acquisition Price Amount and Transaction Expenses contained herein and the provisions of this Agreement, (y) one (1) written presentation submitted by each of the Equityholder Representative and the Buyer (which the Valuation Firm hall be instructed to distribute to the Equityholder Representative and the Buyer upon receipt of both presentations) and (z) on one (1) written response by each of the Equityholder Representative and the Buyer (which the Valuation Firm shall be instructed to distribute to the Equityholder Representative and the Buyer upon receipt of both such responses) (i.e., not on the basis of an independent review). The Buyer and the Equityholder Representative shall each cooperate fully with the Valuation Firm so as to enable the Valuation Firm to make such determination as quickly and as accurately as practicable; provided that no Party (or any of its Affiliates, advisors or representatives) shall engage in any ex parte communications with the Valuation Firm. The Valuation Firm shall determine, based solely on the presentations and responses submitted by the Equityholder Representative and the Buyer, and not by independent review, only those issues set forth in the Dispute Notice (and those raised by the Buyer in response thereto) that remain in dispute and shall determine a value for any such disputed item which is equal to or between the final values proposed by the Buyer and the Equityholder Representative in their respective submissions. The Parties shall request that the Valuation Firm make a decision with respect to all remaining disputed items in the Dispute Notice within thirty (30) days after the submissions of the Parties, as provided above, and in any event as promptly as practicable. The final determination with respect to all disputed items in the Dispute Notice submitted to the Valuation Firm shall be set forth in a written statement by the Valuation Firm delivered to the Equityholder Representative and the Buyer and shall be final, conclusive and binding on the Parties, absent fraud or manifest error. Judgment may be entered upon the determination of the Valuation Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Valuation Firm incurred pursuant to this Section 3.5(b) shall be borne by Equityholder Representative, on the one hand, and the Buyer, on the other hand, in inverse proportion to the final allocation made by such Valuation Firm of any disputed items in the Dispute Notice submitted to the Valuation Firm such that the prevailing Party pays the lesser proportion of such fees, costs and expenses. For example, if the Equityholder Representative claims that the appropriate adjustments are one thousand dollars ($1,000) greater than the amount determined by the Buyer and if the Valuation Firm ultimately resolves the dispute by awarding to the Equityholder Representative seven hundred dollars ($700) of the one thousand dollars ($1,000) disputed, then the fees, costs and expenses of the Valuation Firm will be allocated seventy percent (70%) (i.e., 700 ÷ 1,000) to the Buyer and thirty percent (30%) (i.e., 300 ÷ 1,000) to the Equityholder Representative.
(c)   From and after the Equityholder Representative’s receipt of the Closing Statement until the Closing Cash, Final Closing Company Indebtedness, Final Closing Blocker Indebtedness, Closing Net Working Capital and Closing Transaction Expenses are finally determined pursuant to this Section 3.5, the Equityholder Representative, its Affiliates and their auditors, accountants and other representatives shall be, upon reasonable advance notice to the Buyer, permitted reasonable access during normal business hours to the Company, its Subsidiaries (including E2open) and the Buyer and their respective auditors, accountants, personnel, books and records and any other documents or information reasonably requested by such Person relating to any item properly raised in a Dispute Notice (including the information, data and work papers used by the Buyer and/or the Company’s or its subsidiaries’ auditors or accountants to prepare and calculate the Closing Cash, Final Closing Company Indebtedness, Final Closing Blocker Indebtedness, Closing Net Working Capital and Closing Transaction Expenses, but excluding information the disclosure of which, Buyer has been advised by legal counsel in good faith, could reasonably be expected to jeopardize any applicable privilege (including the attorney-client privilege) and, subject to such Person and their auditors, accountants and other representatives entering into any such access letters reasonably required).
(d)   Adjustment to Merger Consideration.
(i)   If the Merger Consideration, as finally determined pursuant to Section 3.5(b), exceeds the Estimated Merger Consideration then, within three (3) Business Days after the date on which the Merger Consideration is finally determined:
(A)   The Buyer shall issue to each Blocker Owner a number of shares of Buyer Class A Common Stock, plus cash in lieu of any fractional share as provided in Section 3.4(c), such that the aggregate number of shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to this Agreement is equal to the number of shares of Buyer Class A Common Stock such Blocker Owner would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Blocker Merger Consideration;
(B)   the Company shall issue to each Company Class A Unitholder a number of Common Units, plus cash in lieu of any fractional Common Unit as provided in Section 3.4(c), such that the aggregate number of Common Units issued to such Company Class A Unitholder pursuant to this Agreement is equal to the number of Common Units such Company Class A Unitholder would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Class A Unitholder Merger Consideration;
(C)   the Company shall issue to each Company Class B Unitholder a number of Common Units, plus cash in lieu of any fractional Common Unit as provided in Section 3.4(c), such that the aggregate number of Common Units issued to such Company Class B Unitholder pursuant to this Agreement is equal to the number of Common Units such Company Class B Unitholder would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Class B Unitholder Merger Consideration;
(D)   the Buyer shall deliver to (1) each Company Class A Unitholder a number of shares of Buyer Class V Voting Stock equal to the number of Common Units issued to such Company Class A Unitholder pursuant to clause (B) of this Section 3.5(d)(i), and (2) each Company Class B Unitholder a number of shares of Buyer Class V Voting Stock equal to the number of Common Units issued to such Company Class B Unitholder pursuant to clause (C) of this Section 3.5(d)(i);
(E)   the Company shall issue to each Company Optionholder who holds Vested Company Options, a number of shares of Buyer Class A Common Stock, plus cash in lieu of any fractional share as provided in Section 3.4(c), such that the aggregate number of shares of Class A Common Stock issued to such Company Optionholder pursuant to Section 3.1(c)(iii)(A) of this Agreement is equal to the number of shares of Buyer Class A Common Stock such Company Optionholder would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Optionholder Merger Consideration (and for the avoidance of doubt, without giving effect to the redemption pursuant to Section 3.1(c)(iv);
(F)   The Buyer shall (1) provide that the aggregate number of shares of Buyer Class A Common Stock subject to the Restricted Share Units will be increased such that the aggregate number of shares of Buyer Class A Common Stock subject to the Restricted Share Units issued to a Company Optionholder pursuant to this Agreement is equal to the number of shares of Buyer Class A Common Stock (rounded to the nearest whole share) that would have been subject to the Restricted Share Units issued to a Company Optionholder on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Cancelled Option Value, and (2) and contribute to the Company cash in lieu of any fractional share as provided in Section 3.4(c), for further distribution to the Company Optionholders; and
(G)   the Company shall issue to the Buyer a number of Common Units equal to the number of shares of Buyer Class A Common Stock issued pursuant to clauses (A) and (E) of this Section 3.5(d).
(ii)   If the Estimated Merger Consideration exceeds the Merger Consideration, as finally determined pursuant to Section 3.5(b), then, within three (3) Business Days after the date on which the Merger Consideration is finally determined:
(A)   The Buyer shall cancel a number of the shares of Buyer Class A Common Stock issued to each Blocker Owner on the Closing Date such that the aggregate number of shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to this Agreement and not so cancelled is equal to the number of shares of Buyer Class A Common Stock such Blocker Owner would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Blocker Merger Consideration;
(B)   the Company shall cancel a number of the Common Units issued to each Company Class A Unitholder on the Closing Date such that the aggregate number of Common Units issued to such Company Class A Unitholder pursuant to this Agreement and not so cancelled is equal to the number of Common Units such Company Class A Unitholder would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Class A Unitholder Merger Consideration;
(C)   the Company shall cancel a number of the Common Units issued to each Company Class B Unitholder on the Closing Date such that the aggregate number of Common Units issued to such Company Class B Unitholder pursuant to this Agreement and not so cancelled is equal to the number of Common Units such Company Class B Unitholder would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Class B Unitholder Merger Consideration;
(D)   the Buyer shall cancel a number of the shares of Buyer Class V Voting Stock issued to (1) each Company Class A Unitholder on the Closing Date equal to the number of Common Units cancelled pursuant to clause (B) of this Section 3.5(d)(ii) and (2) each Company Class B Unitholder on the Closing Date equal to the number of Common Units cancelled pursuant to clause (C) of this Section 3.5(d)(ii);
(E)   the Company shall cancel a number of shares of Buyer Class A Common Stock issued on the Closing Date to each Company Optionholder who holds Vested Company Options such that the aggregate number of shares of Buyer Class A Common Stock issued to such Company Optionholder pursuant to this Agreement and not so cancelled is equal to the number of shares of Buyer Class A Common Stock such Company Optionholder would have received on the Closing Date pursuant to Section 3.1(c)(iii)(A) of this Agreement if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Company Optionholder Merger Consideration;
(F)   the Buyer shall cancel a number of shares of Buyer Class A Common Stock subject to the Restricted Share Units issued to each Company Optionholder on the Closing Date such that the aggregate number of shares of Buyer Class A Common Stock subject to the Restricted Share Units issued to each Company Optionholder on the Closing Date pursuant to this Agreement and not so cancelled is equal to the number of shares of Buyer Class A Common Stock (rounded to the nearest whole share) that would have been subject to the Restricted Share Units issued to a Company Optionholder on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Cancelled Option Value; and
(G)   the Company shall cancel a number of Common Units held by the Buyer equal to the number of shares of Buyer Class A Common Stock canceled pursuant to clause (A) and clause (E) of this Section 3.5(d)(ii).
(iii)   With respect to each Blocker Owner:
(A)   if the Estimated Closing Blocker Indebtedness of such Blocker Owner’s Blocker, as finally determined pursuant to Section 3.5(b), exceeds the Final Closing Blocker Indebtedness of such Blocker Owner’s Blocker, then, within three (3) Business Days after the date on which the Final Closing Blocker Indebtedness is finally determined pursuant to Section 3.5(b), the Buyer shall issue to such Blocker Owner a number of shares of Buyer Class A Common Stock, plus cash in lieu of any fractional share as provided in Section 3.4(c), such that the aggregate number of shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to this Agreement is equal to the number of shares of Buyer Class A Common Stock such Blocker Owner would have received on the Closing Date if the Final Closing Blocker Indebtedness, rather than the Estimated Closing Blocker Indebtedness, were used for purposes of determining the Closing Blocker Merger Consideration; or
(B)   if the Final Closing Blocker Indebtedness of such Blocker Owner’s Blocker, as finally determined pursuant to Section 3.5(b), exceeds the Estimated Closing Blocker Indebtedness of such Blocker Owner’s Blocker, then, within three (3) Business Days after the date on which the Final Closing Blocker Indebtedness is finally determined pursuant to Section 3.5(b), (1) the Buyer shall cancel a number of the shares of Buyer Class A Common Stock issued to each Blocker Owner on the Closing Date such that the aggregate number of shares of Buyer Class A Common Stock issued to such Blocker Owner pursuant to this Agreement and not so cancelled is equal to the number of shares of Buyer Class A Common Stock such Blocker Owner would have received on the Closing Date if the finally determined Merger Consideration, rather than the Estimated Merger Consideration, were used for purposes of determining the Closing Blocker Merger Consideration, and (2) the Company shall cancel a number of Common Units held by the Buyer equal to the aggregate number of shares of Buyer Class A Common Stock cancelled with respect to all Blocker Owners pursuant to this Section 3.5(d)(iii)(B).
(e)   Any such payments or surrender, as applicable, made pursuant to this Section 3.5 shall be deemed an adjustment to the Merger Consideration for all purposes, including for income Tax purposes, to the extent permitted by applicable Law.
(f)   For the avoidance of doubt, the adjustments under Section 3.5(d)(i) and (ii) shall be calculated in a manner such that the aggregate amount of Equity Interests (not taking into account shares of Buyer Class V Common Stock) issued or cancelled, as relevant, shall be equal to (i) the difference between (x) the Estimated Merger Consideration and (y) the Merger Consideration as finally determined in accordance with Section 3.5(b) divided by (ii) the Reference Price.
Section 3.6   Company Closing Deliveries.   At the Closing, the Company shall deliver, or shall cause to be delivered, the following:
(a)   to each Company Unitholder, (i) the Common Units issuable to such Company Unitholder in respect of the Company Units held by such Company Unitholder pursuant to the Company Merger as provided in Section 3.1(c)(ii)(A), which Common Units shall not be certificated but the issuance thereof shall be recorded in, or in the manner specified in, the Company A&R LLCA, and (ii) any cash in lieu of any fractional Common Unit and fractional share of Buyer Class V Voting Stock payable to such Company Unitholder;
(b)   to the Buyer, the Pro Forma Buyer Common Units (for the avoidance of doubt including Contribution Common Units), the Pro Forma Buyer Series 1 RCUs and the Pro Forma Buyer Series 2 RCUs issuable in respect of the Company Units held by the Buyer pursuant to the Company Merger as provided in Section 3.1(c)(ii)(C), which Pro Forma Buyer Common Units, Pro Forma Buyer Series 1 RCUs and Pro Forma Buyer Series 2 RCUs shall not be certificated but the issuance thereof shall be recorded in, or in the manner specified in, the Company A&R LLCA;
(c)   to the Buyer, duly executed counterparts of the Investor Rights Agreement, executed by the Insight Member;
(d)   to the Buyer, (i) duly executed counterparts of the Company A&R LLCA, executed by the Company, the Insight Member, and each other Company Unitholder that has provided the Equityholder Materials to the Buyer prior to Closing in accordance with Section 3.4(b), and (iii) the Company A&R LLCA;
(e)   to the Buyer, duly executed counterparts of the Lock-Up Agreement, executed by each individual set forth on Schedule 1.2;
(f)   to the Buyer, duly executed counterparts of the Tax Receivable Agreement, executed by the Insight Member, and by each other Company Unitholder that has provided the Equityholder Materials to the Buyer prior to Closing in accordance with Section 3.4(b);
(g)   to the Buyer, a duly executed copy of the Company Certificate of Merger;
(h)   to the Buyer, (i) a properly completed IRS Form W-9 or applicable IRS Form W-8, duly executed by each Company Unitholder and (ii) a certificate, duly executed and acknowledged by the Company, certifying that fifty percent (50%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests, or that ninety percent (90%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents;
(i)   to the Buyer evidence of the termination of the Affiliated Transactions pursuant to Section 8.16;
(j)   to the Buyer, a duly executed Company Bring-Down Certificate from an authorized Person of each of the Company;
(k)   to the Buyer, the SVB Payoff Letter and, subject to Section 3.2(e)(i)(D), either (A) the Golub Payoff Letter and evidence that the Debt Financing has been consummated or will be consummated substantially contemporaneously with the Closing on the terms and conditions set forth in the Commitment Letter (or that an Alternative Financing has been consummated or will be consummated substantially contemporaneously with the Closing on the terms and conditions set forth in the New Commitment Letter), or (B) the Lender Consent (it being understood and agreed that in no event shall the Company be required to deliver both the Lender Consent and evidence of consummation of the Debt Financing);
(l)   to the Buyer, evidence of the termination of the Option Plan; and
(m)   to the Buyer, duly executed counterparts to that certain letter agreement consistent with the terms set forth on Schedule 3.6(m), executed by the Insight Member (the “Insight Letter Agreement”).
Section 3.7   Blocker Closing Deliveries.   At the Closing, each Blocker shall deliver, or shall cause to be delivered, the following:
(a)   to the Buyer, duly executed counterparts of the Investor Rights Agreement, executed by each of the Insight Blocker Owners and the Elliott Blocker Owners;

(b)   to the Buyer, (i) a properly completed IRS Form W-9 or applicable IRS Form W-8, duly executed by each Blocker and (ii) a certificate, duly executed and acknowledged by each Blocker, in the form and substance required by the Treasury Regulations promulgated under Section 897 and Section 1445 of the Code, certifying that such Blocker is not, and has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;
(c)   to the Buyer, a duly executed Blocker Bring-Down Certificate from an authorized Person of each Blocker;
(d)   to the Buyer, evidence of the termination of the Blocker Affiliated Transactions pursuant to Section 8.16; and
(e)   to the Buyer, all certificates, if any, representing Blocker Equity Interests of such Blocker.
(f)   to the Buyer, duly executed counterparts to that certain letter agreement consistent with the terms set forth on Schedule 3.7(f), executed by each Insight Blocker Owner (the “Insight Blocker Letter Agreement”).
(g)   to the Buyer, evidence of the Elliott Note Transfer;
Section 3.8   Buyer Deliveries.   At Closing, the Buyer shall deliver, or shall cause to be delivered, the following:
(a)   to each Blocker Owner, (i) the shares of Buyer Class A Common Stock and Buyer Class B Common Stock issuable to such Blocker Owner in respect of the Blocker Equity Interests held by such Blocker Owner pursuant to such Blocker’s Blocker Merger, which shares shall be delivered in book-entry form and not certificated, (ii) such Blocker Owner’s Pro Rata Percentage of the Adjusted Aggregate Cash Amount, and (iii) any cash in lieu of any fractional share of Buyer Class A Common Stock and Buyer Class B Common Stock payable to such Blocker Owner pursuant to Section 3.1(a)(ii);
(b)   to each Company Optionholder, (i) the shares of Buyer Class A Common Stock, Restricted Share Units and Buyer Class B Common Stock, as applicable, issuable to such Company Optionholder in respect of the Company Options held by such Company Optionholder pursuant to the Company Merger, which shares shall be delivered in book-entry form and not certificated, (ii) such with respect to each Company Optionholder who holds a Vested Company Option, the Company Optionholder’s Pro Rata Percentage of the Adjusted Aggregate Cash Amount, and (iii) any cash in lieu of any fractional share of Buyer Class A Common Stock and Buyer Class B Common Stock payable to such Company Optionholder pursuant to Section 3.1(c)(iii);
(c)   to each Company Unitholder, (i) the shares of Buyer Class V Voting Stock, issuable to such Company Unitholder in respect of the Company Units held by such Company Unitholder pursuant to the Company Merger as provided in Section 3.1(c)(ii), which shares shall be delivered in book-entry form and not certificated;
(d)   to the Company, a duly executed counterpart to each of (i) the Company A&R LLCA, (ii) the Tax Receivable Agreement, (iii) the Investor Rights Agreement, and (iv) the Lock-Up Agreement;
(e)   to the Company, a duly executed Buyer Bring-Down Certificate from an authorized Person of the Buyer;
(f)   to the Company and each Blocker, a duly executed copy of each Blocker Certificate of Merger and the Buyer Certificate of Merger; and
(g)   to the Equityholder Representative, a duly executed copy of the Insight Letter Agreement and the Insight Blocker Letter Agreement.
Section 3.9   Withholding and Wage Payments.
(a)   The Buyer and the Company shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Laws; provided that, other than with respect to withholding (i) with respect to any payments in the nature of compensation, (ii) attributable to the failure of any Person to provide the documents described in Sections 3.6(h) or 3.7(b) or required under any Letter of Transmittal, or (iii) required under Section 1446(f) of the Code, the Buyer will (or will cause the Transfer Agent to) prior to any deduction or withholding use commercially reasonable efforts to (A) notify the Equityholder Representative of any anticipated withholding, (B) consult with the Equityholder Representative in good faith to determine whether such deduction and withholding is required under applicable Law and (C) reasonably cooperate with the Equityholder Representative to minimize the amount of any such applicable withholding. To the extent that such withheld amounts are paid over to or deposited with the applicable Governmental Entity, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding were made.
(b)   Notwithstanding the foregoing, to the extent that any amount payable pursuant to this Agreement is being paid to any employee or similar Person of any Group Company that constitutes “wages” or other relevant compensatory amount, such amount shall be deposited in the payroll account of the applicable Group Company and the amounts due to such employee or similar Person (net of withholding) shall be paid to such Person pursuant to the next practicable scheduled payroll of the applicable Group Company.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES
As an inducement to the Buyer Parties to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the Group Company Disclosure Schedules, the Company represents and warrants to the Buyer Parties as follows:
Section 4.1   Organization; Authority; Enforceability.
(a)   The Company is a limited liability company formed under the Laws of the State of Delaware. Each other Group Company is a corporation, limited liability company or other business entity, as the case may be, and each Group Company is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the Laws of its respective jurisdiction of formation or organization (as applicable), except where the failure to be in good standing (or the equivalent thereof, if applicable) would not reasonably be expected to have a Material Adverse Effect.
(b)   Each Group Company has all the requisite corporate, limited liability company or other applicable power and authority to own, lease and operate its assets and properties and to carry on its businesses as presently conducted in all material respects.
(c)   Each Group Company is duly qualified, licensed or registered to do business under the Laws of each jurisdictions in which the conduct of its business or locations of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.
(d)   The Company is not in violation of any of its Governing Documents and no other Group Company is in material violation of any of its Governing Documents. None of the Group Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization (other than internal reorganizations conducted in the Ordinary Course of Business) or similar proceeding.
(e)   The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and each Group Company has the requisite corporate, limited liability company or other business entity power and authority, as applicable, to execute and deliver the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Company Merger, to receiving the Company Written Consent. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, limited liability company or other business entity actions, as applicable. This Agreement has been (and each of the Ancillary Agreements to which each Group Company will be a party will be) duly executed and delivered by such Group Company and constitutes a valid, legal and binding agreement of each Group Company, enforceable against such Group Company in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
Section 4.2   Non-contravention.   Except as set forth on Schedule 4.2, and subject to the receipt of the Company Written Consent, the filing of the Company Certificate of Merger and the filings pursuant to Section 8.8, and assuming the truth and accuracy of the Buyer Parties’ representations and warranties in Section 6.2 and in Section 6.11, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or by any Ancillary Agreement by a Group Company will (a) conflict with or result in any breach of any material provision of the Governing Documents of any Group Company; (b) require any material filing with, or the obtaining of any material consent or approval of, any Governmental Entity; (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation, or acceleration of material rights) under, any of the terms, conditions or provisions of any Material Contract or Material Lease or material Company Benefit Plan (in each case, whether with or without the giving of notice, the passage of time or both); (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company; or (e) except for violations which would not prevent or materially delay the consummation of the transactions contemplated hereby, violate in any material respect any Law, Order, or Lien applicable to any Group Company, excluding from the foregoing clauses (b), (c), (d) and (e), such requirements, violations or defaults which would not reasonably be expected to have a Material Adverse Effect.
Section 4.3   Capitalization.
(a)   Schedule 4.3(a) sets forth the Equity Interests of the Company (including the number and class or series (as applicable) of Equity Interests) (the “Company Equity Interests”) and the record and beneficial ownership (including the percentage interests held thereby) thereof. The Equity Interests set forth on Schedule 4.3(a) comprise all of the authorized capital stock, limited liability company interests or other Equity Interests of the Company that are issued and outstanding, in each case, as of the Effective Date and immediately prior to giving effect to the transactions occurring on the Closing Date contemplated hereby and by the Ancillary Agreements.
(b)   Except as set forth on Schedule 4.3(b) or for this Agreement or the Company LLCA:
(i)   there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which the Company is a party or which are binding upon the Company providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests (other than this Agreement);
(ii)   the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests, either of itself or of another Person;
(iii)   the Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;
(iv)   there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of the Company Equity Interests; and
(v)   the Company has not violated in any material respect any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which the Company is a party in connection with the offer, sale, issuance or allotment of any of the Company Equity Interests.
(c)   All of the Company Equity Interests have been duly authorized and validly issued, and were not issued in violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens and other than as set forth in the Governing Documents of the Company) or applicable Law.

(d)   Schedule 4.3(d) sets forth, as of the Effective Date, (i) a list of all outstanding Company Options, (ii) the name of each holder of Company Options, (iii) the exercise price of each Company Option, (iv) the total number of Class A Units or Class A-1 Units subject to each Company Option, and (v) the vesting schedule of each Company Option. Each Company Option has been offered, issued and delivered by the Company in compliance in all material respects with the terms and conditions of the Option Plan and applicable Law, and each Company Option’s per Class A Unit or per Class A-1 Unit, as applicable, exercise price is equal to or greater than the fair market value of the underlying Unit on the date of grant of such Company Options within the meaning of Section 409A of the Code and the Treasury Regulations and official guidance promulgated thereunder.
(e)   Schedule 4.3(e) sets forth, as of the Effective Date, (i) a list of all outstanding Profits Interest Units, (ii) the name of each holder of Profits Interest Units, (iii) the total number of Class B Units subject to each Profits Interest Unit, (iv) the vesting schedule, and (v) the applicable participation threshold or hurdle attributable to each Profits Interest Unit. Each Profits Interest Unit constitutes a “profits interest” as that term is used in Revenue Procedures 93-27 and 2001-43, and an election under Section 83(b) of the Code has been made with respect to each award of Profits Interest Units.
(f)   Schedule 4.3(f)(i) sets forth a true and complete list of the Company Subsidiaries, listing for each Company Subsidiary its name, the jurisdiction of its formation or organization (as applicable) and its parent company (if wholly-owned) or its owners (if not-wholly owned). Except as set forth on Schedule 3.3(f)(ii), all of the outstanding capital stock or other Equity Interests, as applicable, of each Company Subsidiary are duly authorized, validly issued, free of preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and, if applicable, fully paid and non-assessable, and are owned by the Company, whether directly or indirectly, free and clear of all Liens (other than Permitted Liens). There are no options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to any Company Subsidiary and no rights, exchangeable securities, securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements obligating the Company or any Company Subsidiary to issue or sell, or cause to be issued or sold, any equity securities of, or any other interest in, any Company Subsidiary, including any security convertible or exercisable into equity securities of any Company Subsidiary. There are no Contracts to which any Company Subsidiary is a party which require such Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests or securities convertible into or exchangeable for such equity securities or to make any investment in any other Person.
Section 4.4   Financial Statements; No Undisclosed Liabilities.
(a)   Attached as Schedule 4.4 are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):
(i)   the audited consolidated balance sheet of E2open and its Subsidiaries as of February 29, 2020, February 28, 2019 and February 28, 2018 and the related audited consolidated statements of comprehensive loss, cash flows and members’ equity for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of E2open’s independent auditors (the “Audited Financial Statements”); and
(ii)   the unaudited consolidated balance sheet of E2open and its Subsidiaries as of August 31, 2020 (the “Unaudited Balance Sheet”) and the related unaudited consolidated statements of comprehensive loss, cash flows for the six (6) month period then ended (collectively, together with the Unaudited Balance Sheet, the “Unaudited Financial Statements”).
(b)   Except as set forth on Schedule 4.4(b), the Financial Statements (i) have been prepared from the books and records of E2open and its Subsidiaries; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and subject, in the case of the Unaudited Financial Statements, to the absence of footnotes and year-end adjustments; and (iii) fairly present, in all material respects, the consolidated financial position of E2open and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of the Unaudited Financial Statements, to the absence of footnotes and year-end adjustments, none of which would be expected to be material individually or in the aggregate).
(c)   The books of account and other financial records of each Group Company have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Each Group Company has devised and maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that (i) transactions are executed in all material respects in accordance with management’s authorization; (ii) the transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) the amount recorded for assets on the books and records of each Group Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference (collectively, “Internal Controls”).
(d)   The Company has not identified and has not received written notice from an independent auditor of (i) any significant deficiency or material weakness in the system of Internal Controls utilized by the Group Companies; (ii) any fraud that involves the Group Companies’ management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Group Companies; or (iii) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to materially and adversely affect the Group Companies’ ability to record, process, summarize and report financial information.
(e)   Except as set forth on Schedule 4.4(e), (i) the Company (A) has not conducted and does not conduct any material business or engage in any material activities other than those directly related to holding 100% of the limited liability company interests of E2open Intermediate, LLC, (B) has no assets other than 100% of the limited liability company interests of E2open Intermediate, LLC, (C) has no Liabilities and (ii) E2open Intermediate (A) was formed solely for the purpose of holding 100% of the limited liability company interests of E2open, (B) has not conducted any material business or engaged in any material activities other than those directly related to holding 100% of the limited liability company interests of E2open, (C) has no assets other than 100% of the limited liability company interests of E2open and has never engaged in any other activities other than incident to its ownership of E2open and (D) has no Liabilities.
(f)   Except as set forth on Schedule 4.4(f), no Group Company has any Liabilities that are required to be disclosed on a balance sheet in accordance with GAAP, except (i) Liabilities specifically reflected and adequately reserved against in the Audited Financial Statements or specifically identified in the notes thereto; (ii) Liabilities which have arisen after the Latest Balance Sheet Date in the Ordinary Course of Business (none of which results from, arises out of or was caused by any breach of Contract, infringement or violation of Law); (iii) Liabilities arising under this Agreement, the Ancillary Agreements or the performance by the Company of its obligations hereunder or thereunder; or (iv) for fees, costs and expenses for advisors and Affiliates of the Group Companies, including with respect to legal, accounting or other advisors incurred by the Group Companies in connection with the transaction contemplated by this Agreement.
(g)   No Group Company maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Exchange Act.
Section 4.5   No Material Adverse Effect.   Since February 29, 2020, through the Effective Date, there has been no Material Adverse Effect.
Section 4.6   Absence of Certain Developments.   Except as set forth on Schedule 4.6, since the Latest Balance Sheet Date, (a) each Group Company has conducted its business in the Ordinary Course of Business in all material respects and (b) no Group Company has taken or omitted to be taken any action that would, if taken or omitted to be taken after the Effective Date, require the Buyer’s consent in accordance with Section 7.1 (other than with respect to Section 7.1(b)(xvi) through (xix)).

Section 4.7   Real Property.   Schedule 4.7 sets forth a true, correct and complete list of all Leases with annual rental payments of over $1,000,000 (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for such Leased Real Property (such Leases, the “Material Leases”). Except as set forth on Schedule 4.7, with respect to each of the Material Leases: (i) no Group Company has subleased, licensed or otherwise granted any right to use or occupy the Leased Real Property or any portion thereof to a third party; (ii) such Material Lease is legal, valid, binding, enforceable against the applicable Group Company and in full force and effect; (iii) the Group Company’s possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed and, to the Knowledge of the Company there are no disputes with respect to such Material Lease; (iv) no Group Company is currently in default under, nor has any event occurred or, to the Knowledge of the Group Company, does any circumstance exist that, with notice of lapse of time or both would constitute a default by the Group Company under any Material Lease; (v) to the Knowledge of the Group Company, no default, event or circumstance exists that, with notice or lapse of time, or both, would constitute a default by any counterparty to any such Material Lease; and (vi) except as set forth on Schedule 4.7, no Group Company has collaterally assigned or granted any other security interest in such Material Lease or any interest therein. The Group Company has made available to the Buyer a true, correct and complete copy of all Material Leases. No Group Company owns any real property.
Section 4.8   Tax Matters.
(a)   All income and other material Tax Returns required to be filed by or with respect to each Group Company has been timely filed pursuant to applicable Laws. All income and other material Tax Returns filed by or with respect to each of the Group Companies are true, complete and correct in all material respects and have been prepared in material compliance with all applicable Laws. Each Group Company has timely paid all material amounts of Taxes due and payable by it (whether or not shown as due and payable on any Tax Return). Each Group Company has timely and properly withheld and paid to the applicable Governmental Entity all material Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes. Each Group Company has complied in all material respects with all applicable Laws relating to the payment of stamp duties and the reporting and payment of sales, use, ad valorem and value added Taxes.
(b)   No written claim has been made by a Taxing Authority in a jurisdiction where a Group Company does not file a particular type of Tax Return, or pay a particular type of Tax, that such Group Company is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction. The income Tax Returns made available to the Buyer reflect all of the jurisdictions in which the Group Companies are required to remit material income Tax.
(c)   There is no Tax audit or examination or any Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to any Group Company. No Group Company has commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled. All material deficiencies for Taxes asserted or assessed in writing against any Group Company have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the Company, no such deficiency has been threatened or proposed against any Group Company.
(d)   No Group Company has agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. No Group Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, request for a change of any method of accounting or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to the Taxes or Tax Returns of any Group Company. No power of attorney granted by any Group Company with respect to any Taxes is currently in force.
(e)   No Group Company has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).
(f)   The Company is (and has been for its entire existence) properly treated as a partnership for U.S. federal and all applicable state and local income Tax purposes. Each Company Subsidiary is (and has been for its entire existence) properly treated for U.S. federal and all applicable state and local income tax purposes as the type of entity set forth opposite its name on Schedule 4.8(f). No election has been made (or is pending) to change any of the foregoing.
(g)   No Group Company will be required to include an item of income, or exclude an item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of: (i) an installment sale transaction occurring on or before the Closing Date governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received or paid on or prior to the Closing Date or deferred revenue realized, accrued or received on or prior to the Closing Date, in each case, outside of the Ordinary Course of Business; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Laws); or (vii) intercompany transaction occurring or any excess loss account existing on or prior to the Closing Date, in each case described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Laws). No Group Company uses the cash method of accounting for income Tax purposes or will be required to make any payment after the Latest Balance Sheet Date as a result of an election under Section 965 of the Code (or any similar provision of state, local, or non-U.S. Laws). No Group Company has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460. No Group Company is party to or bound by any closing agreement or similar agreement with any Taxing Authority the terms of which would have an effect on any Group Company after the Latest Balance Sheet Date.
(h)   There is no Lien for Taxes on any of the assets of any Group Company, other than Liens for Taxes not yet due and payable.
(i)   No Group Company has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is a Group Company). No Group Company has any actual or potential liability for Taxes of any other Person (other than any Group Company) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Laws), successor liability, transferee liability, joint or several liability, by contract, by operation of Law, or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). No Group Company is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement. All amounts payable with respect to (or reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(j)   The unpaid Taxes of the Group Companies (i) did not, as of the Latest Balance Sheet Date, exceed the reserves for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Unaudited Balance Sheet (rather than in any notes thereto) and (ii) do not exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past practices of the Group Companies in filing their Tax Returns.
(k)   Other than with respect to other U.S. states and localities, no Group Company (i) has or has had in the last five (5) years an office, permanent establishment, branch, agency or taxable presence outside the jurisdiction of its organization or (ii) is or has been in the last five (5) years a resident for Tax purposes in any jurisdiction outside the jurisdiction of its organization.
(l)   No holder of Company Units is a “foreign person” within the meaning of Code Section 1445 or Code Section 1446(f).
(m)   No Group Company has been, in the past two (2) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed, or intended or reported to be governed, in whole or in part by Section 355 or Section 361 of the Code in the past two (2) years or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated hereby.
(n)   No election has been made under Treasury Regulations Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) with respect to any Group Company.
(o)   The Company and each Company Subsidiary that is treated as a partnership for U.S. federal income Tax purposes has a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) in effect, and each such elections will remain in effect for any taxable period that includes the Closing Date.
(p)   No Group Company has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.
Section 4.9   Contracts.
(a)   Except as set forth on Schedule 4.9(a), no Group Company is a party to, or bound by, and no asset of any Group Company is bound by, any:
(i)   collective bargaining agreement or other Contract with any labor union, labor organization, or works council (each a “CBA”);
(ii)   Contract with any Material Customer or Material Supplier;
(iii)   written Contract for the employment or engagement of any directors, officers, employees or individual independent contractors providing for an annual base compensation in excess of two hundred thousand dollars ($200,000) (other than “at-will” Contracts that may be terminated upon thirty (30) days’ or less notice without the payment of severance, other than notice periods, severance or termination payments required by Law);
(iv)   Contract under which any Group Company has created, incurred, assumed or borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others, in each case, in an amount in excess of one million dollars ($1,000,000);
(v)   Contract resulting in any Lien (other than any Permitted Lien) on any material portion of the assets of any of the Group Companies;
(vi)   license or royalty Contract to which the Group Companies are a party with respect to any Intellectual Property (x) with annual or one-time payments in excess of one million dollars ($1,000,000), (y) with replacement costs required to be expended in excess of one million dollars ($1,000,000) annual or one-time payment if terminated or expires or (z) that is a license for Intellectual Property used in and material to the current products of the Group Company (in each case, other than Contracts relating to unmodified, commercially available off-the-shelf Software licensed on commercially-available terms for less than one million dollars ($1,000,000) in annual fees or Contracts granting non-exclusive licenses to customers, vendors, distributors, suppliers, or resellers of any Group Company entered into in the Ordinary Course of Business);
(vii)   Contract (x) entered into within the five year period preceding the date hereof, for the settlement or avoidance of any dispute regarding the ownership, use, validity or enforceability of Intellectual Property (including consent-to-use and similar contracts) with material ongoing obligations of any Group Company, or (y) that materially restricts the use or licensing of any Owned Intellectual Property;
(viii)   Contract providing for any Group Company to make any capital contribution to, or other investment in, any Person, in an amount in excess of one million dollars ($1,000,000);
(ix)   Contract providing for aggregate future payments to or from any Group Company in excess of five million dollars ($5,000,000) in any calendar year, other than those that can be terminated without material penalty by such Group Company upon ninety (90) days’ notice or less and can be replaced with a similar Contract on materially equivalent terms in the Ordinary Course of Business;
(x)   joint venture, partnership, strategic alliance or similar Contract, except for any partnership or strategic alliance Contracts or non-exclusive reseller agreement entered into in the Ordinary Course of Business on a Group Company form reseller agreement, a copy of which has been made available to Buyer;
(xi)   power of attorney;
(xii)   Contract that limits or restricts any Group Company (or after the Closing, the Buyer or any Group Company) from (x) engaging or competing in any line of business or business activity in any jurisdiction or (y) acquiring any material product or asset or receiving material services from any Person or selling any product or asset or performing services for any Person;
(xiii)   Contract that binds any Group Company to any of the following restrictions or terms: (v) a “most favored nation” or similar provision with respect to any Person; (w) a provision providing for the sharing of any revenue or cost-savings with any other Person; (x) “minimum purchase” requirement in excess of one million dollars ($1,000,000) annually; (y) rights of first refusal or first offer (other than those related to real property Leases) or (z) a “take or pay” provision;
(xiv)   Contract pursuant to which any Group Company has granted any sponsorship rights, exclusive marketing, sales representative relationship, franchising consignment, distribution or any other similar right to any third party (including in any geographic area or with respect to any product of the business) in each case, that generated or is expected to generate annual recurring revenue in fiscal year 2020 or fiscal year 2021 in excess of one million dollars ($1,000,000);
(xv)   Contract involving the settlement, conciliation or similar agreement (x) of any Proceeding or threatened Proceeding since February 28, 2017, (y) with any Governmental Entity or (z) pursuant to which any Group Company will have any material outstanding obligation after the Effective Date;
(xvi)   any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any Contract under which the aggregate annual rental payments do not exceed one million dollars ($1,000,000);
(xvii)   any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any Contract under which the aggregate annual rental payments do not exceed two hundred thousand dollars ($200,000);
(xviii)   any Contract requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by any Group Company in an amount in excess of one million dollars ($1,000,000) annually or two million dollars ($2,000,000) over the life of the Contract;

(xix)   Contract requiring any Group Company to guarantee the Liabilities of any Person (other than any other Group Company) or pursuant to which any Person (other than a Group Company) has guaranteed the Liabilities of a Group Company;
(xx)   material interest rate, currency, or other hedging Contracts;
(xxi)   Contracts providing for indemnification by any Group Company, except for any such Contract that is entered into in the Ordinary Course of Business;
(xxii)   Contract concerning confidentiality or non-solicitation obligations that are on-going (other than confidentiality and non-solicitation agreements with customers or prospective customers of the Group Companies or with any of the Group Company’s employees set forth in the applicable Group Company’s standard terms and conditions of sale or standard form of employment agreement, copies of which have previously been delivered to the Buyer, or non-disclosure agreements entered into by the Group Companies with respect to possible business transactions);
(xxiii)   Contract that relates to the future disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (y) any material assets or properties, except for (i) any agreement related to the transactions contemplated hereby, (ii) any non-disclosure or similar agreement entered into in connection with the potential sale of the Company or (iii) any agreement for the purchase or sale of inventory in the Ordinary Course of Business;
(xxiv)   Contract that relates to any completed disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (y) any material assets or properties in each case, entered into or consummated after February 28, 2017, other than sales of inventory in the Ordinary Course of Business;
(xxv)   Contract involving the payment of any earn-out or similar contingent payment on or after the date hereof; and
(A)   Contracts between any of the Group Companies, on the one hand, and any of their respective Affiliates (except for any other Group Company), on the other hand.
(b)   Except as specifically disclosed on Schedule 4.9(b), each Contract listed on Schedule 4.9(a) (each, a “Material Contract”) is in full force and effect and is legal, valid, binding and enforceable against the applicable Group Company party thereto and, to the Knowledge of the Company, against each other party thereto, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. The Company has delivered to, or made available for inspection by, the Buyer a complete and accurate copy of each Material Contract (including all exhibits thereto and all material amendments, waivers or other material changes thereto). With respect to all Material Contracts, none of the Group Companies or, to the Knowledge of the Company any other party to any such Material Contract, is in material breach thereof or default thereunder. During the last twelve (12) months, no Group Company has received any written, or to the Knowledge of the Company, oral claim or notice of material breach of or material default under any such Material Contract. To the Knowledge of the Company, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Material Contract by any Group Company or, to the Knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both). During the last twelve (12) months, no Group Company has received written notice from any other party to any such Material Contract that such party intends to terminate or not renew any such Material Contract.
(c)   Schedule 4.9(c) sets forth a complete and accurate list of the names of the ten (10) largest customers of the Group Companies (measured by aggregate billings) during the twelve (12) months ended February 29, 2020 (each, a “Material Customer”) and the amount of revenue generated by such Material Customer during such twelve (12) month period then ended. Since February 29, 2020,

(x) no such Material Customer has canceled, terminated or materially and adversely altered its relationship with any Group Company or, to the Knowledge of the Company, threatened to cancel, terminate or materially and adversely alter its relationship with any Group Company and (y) there have been no material disputes between any Group Company and any Material Customer.
(d)   Schedule 4.9(d) sets forth a complete and accurate list of the names of the Material Suppliers and the amount paid by the Group Companies during such twelve (12) month period then ended. Since February 29, 2020, (x) no such Material Supplier has canceled, terminated or materially and adversely altered its relationship with any Group Company or, to the Knowledge of the Company, threatened to cancel, terminate or materially and adversely alter its relationship with any Group Company and (y) there have been no material disputes between any Group Company and any Material Supplier.
Section 4.10   Intellectual Property.
(a)   The former and current products, services and operation of the business of the Group Companies have not since the Lookback Date infringed, misappropriated or otherwise violated, and do not currently infringe, misappropriate or otherwise violate, any Intellectual Property of any Person. Except as set forth on Schedule 4.10(a), no Group Company has since the Lookback Date received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation or other violation (including any claim that such Group Company must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any material Owned Intellectual Property. To the Knowledge of the Company, no Person is interfering with, challenging, infringing upon, misappropriating or otherwise violating any material Owned Intellectual Property.
(b)   Each Group Company owns, or has a valid right to use, all Intellectual Property that is used in and material to the business of such Group Company as currently conducted. Schedule 4.10(b) identifies each patented, issued or registered Intellectual Property and applications for the foregoing, in each case which is owned by or filed in the name of a Group Company. All the Intellectual Property required to be disclosed in Schedule 4.10(b) is valid and, to the Knowledge of the Company, enforceable. Each Group Company is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by such Group Company or the business of the Group Companies. All the Owned Intellectual Property required to be disclosed in Schedule 4.10(b) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees, except where the applicable Group Company has made a reasonable business judgment to permit such registrations or applications to expire, be canceled or become abandoned.
(c)   Each Group Company has taken commercially reasonable measures to protect the confidentiality of all material trade secrets and any other material confidential information owned by such Group Company (and any confidential information owned by any Person to whom any of the Group Companies has a valid, enforceable confidentiality obligation with respect to such confidential information). Except as required or requested by Law or as part of any audit or examination by a regulatory authority or self-regulatory authority, no such material trade secret or material confidential information has been disclosed by any Group Company to any Person other than to Persons subject to a duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such trade secrets or confidential information by such Person. No current or former founder, employee, contractor or consultant of any Group Company has any right, title or interest, directly or indirectly, in whole or in part, in any material Owned Intellectual Property. Each Person who has developed any material Owned Intellectual Property for any Group Company has assigned all right, title and interest in and to such Intellectual Property to a Group Company by a valid written assignment or by operation of law. To the Knowledge of the Company, no Person is in violation of any such confidentiality or Intellectual Property assignment agreement.
(d)   The IT Assets are materially sufficient for the purposes for which such IT Assets are used in current business operations of the Group Companies. The Group Companies have in place disaster recovery and security plans and procedures and have taken commercially reasonable steps to safeguard the availability, security and integrity of the IT Assets and all material confidential data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Group Companies have maintained in the Ordinary Course of Business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.
(e)   Each item of Intellectual Property owned, or material Intellectual Property licensed from a third party, by the Group Companies immediately prior to the Closing will be owned or available for use by the Group Companies immediately subsequent to the Closing on identical terms and conditions as owned or licensed for use by the Group Companies immediately prior to the Closing, except as would not have a Material Adverse Effect.
(f)   Except as set forth on Schedule 4.10(f) the Group Companies have not experienced any Security Breaches or material Security Incidents since the Lookback Date and none of the Group Companies is aware of any written or, to the Knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Group Companies has received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority) or entity regarding any of the Group Companies’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements. Since the Lookback Date, none of the Group Companies have provided or have been obligated to provide notice under any Privacy and Security Requirements regarding any Security Breach or other suspected unauthorized access to or use of any IT Asset, Personal Information, Owned Intellectual Property or Software included in the Owned Intellectual Property.
(g)   Except as set forth on Schedule 4.10(g), the Group Companies are and have been in compliance in all material respects with all applicable Privacy and Security Requirements since the Lookback Date. The Group Companies have a valid and legal right (whether contractually, by Law or otherwise) to access or use all Personal Information and Business Data that is subject to Processing by or on behalf of the Group Companies in connection with the use and/or operation of its products, services and business, in the manner such Personal Information and Business Data is accessed and used by the Group Companies. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Group Companies’ right to own or process any Personal Information used in or necessary for the conduct of the business of the Group Companies.
(h)   The Group Companies have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Group Companies are in compliance in all material respects with all such Privacy Policies.
(i)   The Group Companies have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Group Companies’ employees and contractors, and designed to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
(j)   No source code that constitutes a Trade Secret within the Owned Intellectual Property has been disclosed, licensed, released, escrowed, or made available to any third party, other than an escrow agent or a contractor, consultant or developer pursuant to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that an escrow agent disclose or deliver any such source code to any third party by any Group Company. None of the Software included in the Owned Intellectual Property links to or integrates with any code licensed under an “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner that has or would require any public distribution of any Software, create material obligations any Group Company’s rights to use or license Software included in the

Owned Intellectual Property, or a requirement that any other licensee of such Software be permitted to modify, make derivative works of or reverse-engineer any such Software.
(k)   The key terms with respect to licensing of Intellectual Property (e.g., non-perpetual term, restrictions on sublicensing, absence of a source code license) contained in the customer Contracts provided to the Buyer in the Data Room are representative of the key terms with respect to licensing of Intellectual Property contained in such Contracts entered into by the Group Companies in the Ordinary Course of Business. No vendor, distributor, supplier, or reseller Contracts to which the Group Companies are a party contain a grant to the applicable vendor, distributor, supplier, or reseller of a perpetual Intellectual Property license or a license to source code.
Section 4.11   Information Supplied.   The information supplied or to be supplied by the Group Companies for inclusion or incorporation by reference in the Form S-4, any other document submitted or to be submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated hereby (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment to the Form S-4 prior to the time the Form S-4 is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Form S-4 is declared effective by the SEC; (c) the time the proxy statement/prospectus included in the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders; (d) the time of the Buyer Shareholder Meeting, except that no warranty or representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Buyer or its Affiliates for inclusion therein; or (e) the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by the Group Companies or that are included in such filings and/or mailings).
Section 4.12   Litigation .   Except as set forth on Schedule 4.12, since the Lookback Date, there have been, and there are no, Proceedings or Orders pending, or to the Knowledge of the Company, threatened against any Group Company or any of their respective properties at Law or in equity or, to the Knowledge of the Company, any director, officer or employee of any Group Company in his or her capacity as such that would, individually or in the aggregate, be material to the Group Companies, taken as a whole.
Section 4.13   Brokerage.   Except as set forth on Schedule 4.13, no Group Company has any Liability in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of any Group Company or any of its Affiliates, or the Buyer or any of its Affiliates to pay any finder’s fee, brokerage or agent’s commissions or other like payments.
Section 4.14   Labor Matters.
(a)   The Company has delivered to the Buyer Parties a complete (anonymized) list of all employees, workers and individual consultants of each of the Group Companies as of October 1, 2020 and, as applicable, their classification as exempt or non-exempt under the Fair Labor Standards Act, title and/or job description, leave status and job location, and with respect to each employee, compensation (current annual base salary or wage rate and current target bonus opportunity, if any). All employees of the Group Companies are legally permitted to be employed by the Group Companies in the jurisdiction in which such employees are employed in their current job capacities. Except as set forth on Schedule 4.14(a) and except as would not reasonably be expected to result in material Liabilities to the Group Companies, no freelancer, consultant or other contracting party treated as self-employed whose services the Group Companies uses or has used can effectively claim the existence of an employment relationship with one of these companies.
(b)   No Group Company is a party to or bound by any CBA (including generally applicable collective bargaining agreements), works agreements and company practices relating to employees of any Group Company and no employees of any Group Company are represented by any labor union, works council, trade union, employee organization or other labor organization with respect to their employment with the Group Companies. Since the Lookback Date, no labor union or other labor organization, or group of employees of any Group Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no ongoing or, to the Knowledge of the Company, threatened union organizing activities with respect to employees of any Group Company and no such activities have occurred since the Lookback Date. Since the Lookback Date, there has been no actual or, to the Knowledge of the Company, threatened, material unfair labor practice charges, material grievances, strikes, walkouts, work stoppages, slowdowns, picketing, hand billing, arbitrations, or other material labor disputes arising under a CBA against or affecting any Group Company. The Group Companies have no notice or consultation obligations to any labor union, labor organization or works council, which is representing any employee of the Group Companies, in connection with the execution of this Agreement or consummation of the transactions contemplated hereby. No Group Company is bound by a social compensation plan that has not yet been implemented in all material respects and no material reconciliation of interests regarding operational changes has been performed by the respective employer and employees’ representatives. All material liabilities of Group Companies arising from social compensation plans have been met in full and all reconciliations of interests agreed have been fully carried out and the operational changes regulated therein have been fully implemented.
(c)   Except as set forth in Schedule 4.14(c), the Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages and hours, classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state and local Laws), equal opportunity, employment harassment, discrimination or retaliation, disability rights or benefits, maternity benefits, accessibility, pay equity, workers’ compensation, affirmative action, COVID-19, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), whistleblowing, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance and the payment of social security, employee provident fund and other Taxes. There are no obligations or commitments on the part of the Group Companies to maintain a certain number of employees (employment guarantees). Except as set forth in Schedule 4.14(c), (i) there are no material Proceedings pending or, to the Knowledge of the Company, threatened against any Group Company with respect to or by any current or former employee or individual independent contractor of any Group Company and (ii) since the Lookback Date, none of the Group Companies has implemented any plant closing or layoff of employees triggering notice requirements under the WARN Act, nor is there presently any outstanding liability under the WARN Act, and no such plant closings or employee layoffs are currently planned or announced.
(d)   Since the Lookback Date, (i) no Group Company has been party to any Proceeding, Order or other dispute involving, or had any material Liability with respect to, any single employer, joint employer or co-employer claims or causes of action by any individual who was employed or engaged by a third party and providing services to any Group Company, and (ii) to the Knowledge of the Company, each third party providing individuals to any Group Company on a temporary, seasonal or leased basis is in compliance in all material respects with all applicable labor and employment Laws.
(e)   Except as would not reasonably be expected to result in material Liabilities to the Group Companies: since the Lookback Date, (i) each of the Group Companies has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; (ii) no Group Company has been liable for any arrears of wages, compensation, Taxes, penalties or other sums; (iii) each of the Group Companies has paid in full to all employees and individual independent contractors all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to or on behalf of such employees or individual independent contractor; and (iv) each individual who has provided or is currently providing services to any Group Company, and has been classified as (x) an independent contractor, consultant, leased employee, or other non-employee service provider, or (y) an exempt employee, has been properly classified as such under all applicable Laws including relating to wage and hour and Tax. None of the Group Companies is materially liable for any delinquent payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Group Company personnel (other than routine payments to be made in the Ordinary Course of Business).
(f)   To the Knowledge of the Company, no employee or individual independent contractor of any Group Company is, with respect to his or her employment by or relationship with any Group Company, in material breach of the terms of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement or restrictive covenant (i) owed to the Group Companies; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Group Companies. No senior executive or employee with annualized base compensation at or above $250,000 of any Group Company has provided oral or written notice of any present intention to terminate his or her relationship with any Group Company within the first twelve (12) months following the Closing.
(g)   Since the Lookback Date, the Group Companies have promptly, thoroughly, and impartially investigated all sexual harassment or other discrimination or retaliation allegations of which any of them has Knowledge. With respect to each such allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct. The Group Companies do not reasonably expect any material Liabilities with respect to any such allegations and to the Knowledge of the Company, there are no allegations which have been made relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.
(h)   No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of any Group Company has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19. The Company has not otherwise experienced any material employment-related liability with respect to COVID-19. No current or former employee of any Group Company has filed or, to the Knowledge of the Company, has threatened, any claims against any Company Group related to COVID-19.
Section 4.15   Employee Benefit Plans.
(a)   Schedule 4.15(a) sets forth a list of each material Company Employee Benefit Plan. With respect to each material Company Employee Benefit Plan, the Company has made available to the Buyer true and complete copies of, as applicable, (i) the current plan document (and all amendments thereto), (ii) the most recent summary plan description (with all summaries of material modifications thereto), (iii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (the “IRS”), (iv) the most recently filed Form 5500 annual report with all schedules and attachments as filed, and (v) all related insurance Contracts, trust agreements or other funding arrangements.
(b)   Except as set forth on Schedule 4.15(b), (i) no Company Employee Benefit Plan provides, and no Group Company has any current or potential obligation to provide, retiree or post-employment health or life insurance or any other retiree or post-employment welfare-type benefits to any Person other than as required under Section 4980B of the Code or any similar state Law and for which the covered Person pays the full cost of coverage, (ii) no Company Employee Benefit Plan is, and no Group Company sponsors, maintains or contributes to (or is required to contribute to), or has any Liability(including on account of an ERISA Affiliate) under or with respect to a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code, and (iii) no Group Company contributes to or has any obligation to contribute to, or has any Liability (including on account of an ERISA Affiliate) under or with respect to, any “multiemployer plan,” as defined in Section 3(37) of ERISA. No Company Employee Benefit Plan is (x) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA, or (y) a “multiple employer welfare arrangement” (as defined in Section 3(40) of

ERISA). No Group Company has any, or is reasonably expected to have any, Liability under Title IV of ERISA or on account of being considered a single employer under Section 414 of the Code with any other Person.
(c)   Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has timely received, or may rely upon, a current favorable determination, advisory or opinion letter from the IRS and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to cause the loss of the tax-qualified status or to adversely affect the qualification of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been established, operated, maintained, funded and administered in accordance in all material respects with its respective terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in a material Liability to any of the Group Companies, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA that are not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Employee Benefit Plan. There is no Proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of the Company, threatened, with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. The Group Companies have complied in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended (the “ACA”), and none of the Group Companies has incurred (whether or not assessed), nor is reasonably expected to incur or be subject to, any material penalty or Tax under the ACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Section 4980H, 4980B or 4980D of the Code. With respect to each Company Employee Benefit Plan and except as would not reasonably be expected to result in a material Liability to any of the Group Companies, all contributions, distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of the Company Employee Benefit Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. Each “defined contribution plan” (as defined in Section 3(34) of ERISA) that was previously maintained, merged into another plan or terminated by any Group Company was at any relevant time merged into another plan or terminated, as applicable, in accordance with such plan’s terms and the requirements of all applicable Laws, including ERISA and the Code and Treasury Regulation Section 1.401(k)-1(d)(4)(i) in all material respects, and none of the Group Companies has any current or outstanding material Liability with respect to any such prior plan.
(d)   Schedule 4.15(a) contains a complete and conclusive list of, and separately designates, all Pension Agreements on the basis of which any Group Company is obliged to provide occupational pension benefits either directly or through an external pension provider to current or former employees, to current or former managing directors or to their surviving dependents who are located outside of the United States. Insofar as the Pension Agreements concern direct pension commitments, the amount of the defined benefit obligation and the number of beneficiaries (active employees, former employees with vested entitlements and company pensioners) is definitively set out in the actuarial reports of 29 February 2020 submitted to the Buyer, which have been prepared in accordance with GAAP.
(e)   Except as set forth on Section 4.15(e), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, alone or together with any other event would, directly or indirectly, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former officer, employee, director or individual independent contractor of the Group Companies under a Company Employee Benefit Plan or otherwise, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former officer, employee, director or individual independent contractor of the Group Companies under a Company Employee Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, vesting or funding, or forfeiture, of any such benefit or compensation under a Company Employee Benefit Plan or otherwise, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Group Companies to any current or former officer, employee, director or individual independent contractor of the Group Companies, or (v) limit or restrict the Group Companies’ or the Buyer’s ability to merge, amend or terminate any Company Employee Benefit Plan.
(f)   Without limiting the generality of the foregoing, with respect to each Company Employee Benefit Plan that is primarily for the benefit of employees, directors, individual service providers or individual independent contractors of the Group Company who reside or work primarily outside of the United States (each, a “Foreign Plan”): (i) each Foreign Plan required to be registered or intended to meet certain regulatory requirements for favorable tax treatment has been timely and properly registered and has been maintained in all material respects in good standing with the applicable regulatory authorities and requirements; (ii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, or gratuity fund, scheme, plan or arrangement; and (iii) all Foreign Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.
(g)   Each Company Employee Benefit Plan or other arrangement that is, in any part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code and applicable guidance thereunder in all material respects. No Person has any right against the Group Companies to be grossed up for, reimbursed or otherwise indemnified for any Tax or related interest or penalties incurred by such Person, including under Sections 409A or 4999 of the Code or otherwise.
(h)   Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in conjunction with any other event, result in the payment or provision of any amount or benefit that could, individually or in combination with any other payment, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code).
(i)   At all relevant times, the Company Employee Benefit Plans have been adjusted regularly in particular as required by Section 16 of the German Company Pension Act (Betriebsrentengesetz — BetrAVG) and, where applicable, by contractual or other provisions, and no backlog adjustments (nachholende Anpassung) must be made for periods up to the Closing Date.
Section 4.16   Insurance.   Schedule 4.16 contains a true, correct and complete list of all material insurance policies carried by or for the benefit of the Group Companies (the “Insurance Policies”) and the scope of coverage of each such Insurance Policy. Each Insurance Policy is legal, valid, binding and enforceable on the applicable Group Company, is in full force and effect, and no written notice of cancellation or termination has been received by any Group Company with respect to any such Insurance Policy, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. All premiums due under such policies have been paid in accordance with the terms of such Insurance Policy. No Group Company is in material breach or material default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a material breach or material default under, or permit a material increase in premium, cancellation, material reduction in coverage, material denial or non-renewal with respect to any Insurance Policy. During the twelve (12) months prior to the Effective Date, there have been no material claims by or with respect to the Group Companies under any Insurance Policy as to which coverage has been denied or disputed in any material respect by the underwriters of such Insurance Policy.
Section 4.17   Compliance with Laws; Permits.
(a)   Except as set forth on Schedule 4.17(a), (i) each Group Company is and, since the Lookback Date has been, in compliance in all material respects with all Laws and Orders applicable to the conduct of the Group Companies and (ii) since the Lookback Date, no Group Company has received any written, or oral notice from any Governmental Entity or any other Person alleging a material violation of or noncompliance with any such Laws or Orders that remains uncured and outstanding.
(b)   Each Group Company holds all material permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Entity required for the ownership and use of its assets and properties or the conduct of its business (including for the occupation and use of the Leased Real Property) as currently conducted (collectively, “Permits”) and is in compliance with all terms and conditions of such Permits, except where the failure to have such Permits would not be reasonably expected to be, individually or in the aggregate, material to the business of the Group Companies. All of such Permits are valid and in full force and effect and none of such Permits will be terminated as a result of, or in connection with, the consummation of the transactions contemplated hereby. No Group Company is in material default under any such Permit and no condition exists that, with the giving of notice or lapse of time or both, would constitute a material default under such Permit, and no Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any such Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the applicable Group Company to use such Permit or conduct its business.
Section 4.18   Environmental Matters.   Except as set forth in Schedule 4.17, (a) each Group Company is, and since the Lookback Date, has been, in compliance in all material respects with all Environmental Laws; (b) each Group Company has since the Lookback Date timely obtained and maintained, and is, and for the Lookback Date, has been, in compliance in all material respects with, all Permits required by Environmental Laws (collectively, the “Environmental Permits”); (c) no Group Company has received any written notice regarding any actual or alleged material violation of, or material Liabilities under, any Environmental Laws, the subject of which remains unresolved; (d) no Group Company has (i) used, generated, manufactured, distributed, sold, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or (ii) to the Knowledge of the Company, exposed any Person to, or owned, leased or operated any property or facility contaminated by, any Hazardous Materials, that has resulted or could result in material Liability to any of the Group Companies under Environmental Laws; (e) no consent, approval or authorization of or registration or filing with any Governmental Entity is required by Environmental Laws (including the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq.) or Environmental Permits in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby; and (f) no Group Company has assumed, undertaken or become subject to any material Liability of any other Person, or provided an indemnity with respect to any material Liability, in each case under Environmental Laws. The Group Companies have provided to the Buyer true and correct copies of all material environmental, health and safety assessments, reports and audits relating to any of the Group Companies or their current properties, facilities or operations, that in each case, were prepared or conducted on or after the Lookback Date and are in the Group Companies’ possession or reasonable control.
Section 4.19   Title to and Sufficiency of Assets.   Each Group Company has good and marketable title to, or, in the case of leased or subleased assets, a valid and binding leasehold interest in, or, in the case of licensed assets, a valid license in, all of its assets and properties free and clear of all Liens other than Permitted Liens (collectively, the “Assets”). The Assets constitute all of the material assets and properties necessary to conduct the business of the Group Companies after the Closing, in all material respects, as it has been operated for the twelve (12) months prior to the Effective Date.
Section 4.20   Affiliate Transactions.   Except for (a) employment relationships and compensation and benefits, (b) transactions with any portfolio company of any Interested Party in the Ordinary Course of Business on arms’-length terms, or (c) as disclosed on Schedule 4.20, (x) there are no Contracts (except for the Governing Documents) between any of the Group Companies, on the one hand, and any Interested Party on the other hand and (y) no Interested Party (i) owes any amount to any Group Company, (ii) owns any material property or right, tangible or intangible, that is used by any Group Company, or (iii) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee, stockholder, partner or member of, or consultant to, or lender to or borrower from, or has the right to participate in the profits of, any Person which is a supplier, customer or landlord, of any Group Company (other than in connection with ownership of less than five percent (5%) of the stock of a publicly traded company) (such transactions or arrangements described in clauses (x) and (y), “Affiliated Transactions”).
Section 4.21   Trade & Anti-Corruption Compliance.
(a)   Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of its respective the directors, officers, managers or employees or any agent or third party representative acting on behalf of the Company of any of its Subsidiaries, is or has been in the last five (5) years: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned country;

(iii) operating in, conducting business with, or otherwise engaging in dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in either case in violation of applicable Sanctions in connection with the business of the Company; (iv) engaging in any export, re-export, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws; or (v) otherwise in violation of any applicable Sanctions or applicable Ex-Im Laws or U.S. anti-boycott requirements (together “Trade Controls”), in connection with the business of the Company.
(b)   In the last five (5) years, in connection with or relating to the business of the Company, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the directors, officers, managers or employees of the Company or any agent or third party representative acting on behalf of the Company or any of its Subsidiaries: (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses, or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Governmental Entity or any other Person, in each case in violation of applicable Anti-Corruption Laws.
(c)   As of the Effective Date, there are no, and in the last five (5) years there have been no, Proceedings or Orders alleging any such contributions, payments, bribes, kickbacks, expenditures, gifts or fraudulent conduct by or on behalf of any Group Company or any other such violation of any Trade Controls or Anti-Corruption Laws by or on behalf of any Group Company.
Section 4.22   No Other Representations and Warranties.   EACH BUYER PARTY, ON BEHALF OF ITSELF AND ITS AFFILIATES, INCLUDING THE SPONSOR, HEREBY ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE IV OR IN ANY ANCILLARY AGREEMENT AND THE BLOCKERS IN ARTICLE V OR IN ANY ANCILLARY AGREEMENT, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER PARTIES, THE SPONSOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, AND (B) NONE OF THE BUYER PARTIES NOR THEIR ANY OF THEIR RESPECTIVE AFFILIATES, INCLUDING THE SPONSOR, RELIED ON ANY REPRESENTATION OR WARRANTY FROM OR ANY OTHER INFORMATION PROVIDED BY ANY GROUP COMPANY OR ANY AFFILIATE THEREOF, INCLUDING ANY COMPANY UNITHOLDER OR COMPANY OPTIONHOLDER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE IV OR IN ANY ANCILLARY AGREEMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NOTHING IN THIS SECTION 4.22 SHALL LIMIT ANY CLAIM OR CAUSE OF ACTION (OR RECOVERY IN CONNECTION THEREWITH) WITH RESPECT TO FRAUD.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BLOCKERS
As an inducement to the Buyer Parties to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the Blocker Disclosure Schedules, the Blockers hereby severally, and not jointly, represent and warrant to the Buyer Parties as follows:

Section 5.1   Organization; Authority; Enforceability.
(a)   Such Blocker is a corporation or limited liability company, as the case may be, duly organized, validly existing and in good standing under the Laws of the State of Delaware.
(b)   Such Blocker has all the requisite corporate or limited liability company power and authority to own, lease and operate its assets and properties and to carry on its businesses as presently conducted in all material respects.
(c)   Such Blocker is not in violation of any of the Governing Documents of such Blocker. Such Blocker is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
(d)   Such Blocker has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions contemplated hereby, subject in the case of the consummation of such Blocker’s Blocker Merger, to receiving such Blocker’s Blocker Written Consent. Such Blocker’s Blocker Written Consent is the only vote or approval of the holders of any class or series of capital stock of such Blocker necessary to adopt this Agreement and to approve the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company actions, as applicable. This Agreement has been duly executed and delivered by such Blocker and constitutes a valid, legal and binding agreement of such Blocker, enforceable against such Blocker in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
Section 5.2   Non-contravention.   Except as set forth in Schedule 5.2, and subject to the receipt of such Blocker’s Blocker Written Consent, the filing of such Blocker’s Blocker Certificate of Merger and the filings pursuant to Section 8.8, and assuming the truth and accuracy of the Buyer Parties’ representations and warranties in Section 6.2 and in Section 6.11, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or thereby by such Blocker will (a) conflict with or result in any breach of any material provision of the Governing Documents of such Blocker; (b) require any material filing with, or the obtaining of any material consent or approval of, any Governmental Entity; (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation, or acceleration of material rights) under, any of the terms, conditions or provisions of any material Contract or material lease (in each case, whether with or without the giving of notice, the passage of time or both); (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Blocker; or (e) except for violations which would not prevent or materially delay the consummation of the transactions contemplated hereby, violate in any material respect any Law, Order, or Lien applicable to such Blocker, excluding from the foregoing clauses (b), (c), (d) and (e), such requirements, violations or defaults which would not reasonably be expected to be material to such Blocker.
Section 5.3   Capitalization.   The issued and outstanding Blocker Equity Interests and the owners thereof for each Blocker are set forth on Schedule 5.3. All outstanding Blocker Equity Interests of such Blocker are validly issued and, in the case of PDI Blocker, fully paid and non-assessable, and are not subject to preemptive rights or any other Liens (other than Securities Liens). Other than such Blocker’s Blocker Equity Interests, there are no options, warrants or other rights to subscribe for, purchase or acquire from such Blocker any Equity Interests in such Blocker or securities convertible into or exchangeable or exercisable for any Equity Interests in such Blocker. Other than such Blocker’s Governing Documents, there are no stockholder agreements, operating agreements, voting trusts or other agreements or understandings to which such Blocker is a party or by which it is bound relating to the voting of any such Blocker’s Blocker Equity Interests.
Section 5.4   Holding Company; Ownership.
(a)   Such Blocker is a holding company and was formed for the sole purpose of investing in Equity Interests of the Company and has never owned, and does not own, any assets except for Equity Interests of the Company, cash and other assets typical of a holding company. Since its respective formation, such Blocker has not engaged in any business activities. Except for Liabilities incident to its formation and organization, and maintenance of its existence and in connection with its ownership of Equity Interests in the Company, such Blocker has not incurred any Liabilities.
(b)   Such Blocker is the owner of record of the Equity Interests of the Company set forth next to such Blocker’s name on Schedule 4.3(a) (such Equity Interests, the Blocker’s “Blocker Owned Company Equity Interests”). Each Blocker has, and as of immediately prior to the Closing, such Blocker will have, good and valid title to such Blocker’s Blocker Owned Company Equity Interests, free and clear of all Liens, other than Permitted Liens and Securities Liens.
Section 5.5   Information Supplied.   The information supplied or to be supplied by such Blocker for inclusion or incorporation by reference in the Form S-4, any other document submitted or to be submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated hereby (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment to the Form S-4 prior to the time the Form S-4 is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Form S-4 is declared effective by the SEC; (c) the time the proxy statement/prospectus included in the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to Buyer Shareholders; or (d) the time of the Buyer Shareholder Meeting, except that no warranty or representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Buyer or its Affiliates for inclusion therein, and subject, in each case, to the qualifications and limitations set forth in the materials provided by such Blocker or that are included in such filings and/or mailings.
Section 5.6   Litigation.   Since the Lookback Date, there have not been, and there are no, material Proceedings or Orders (including those brought or threatened by or before any Governmental Entity) pending, or to the Knowledge of such Blocker, threatened against or otherwise relating to such Blocker or any of its properties at Law or in equity (provided that for purposes of this Section 5.6, any direct or indirect Equity Interest in any Group Company shall not be deemed a “property” of such Blocker), or any director, officer or employee of such Blocker in such Person’s capacity as such.
Section 5.7   Brokerage.   Except as set forth on Schedule 5.7, such Blocker does not have any Liability in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of such Blocker or any of its Affiliates, or the Buyer or any of its Affiliates to pay any finder’s fee, brokerage or agent’s commissions or other like payments.
Section 5.8   Foreign Status.   Such Blocker is not a “foreign person” as defined in 31 CFR 800.24.
Section 5.9   Affiliate Transactions.   Except as disclosed on Section 5.9, there are no transactions or arrangements (a) between any Blocker, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Blocker or any family member of the foregoing Persons (such transactions or arrangements, “Blocker Affiliated Transactions”).
Section 5.10   Tax Matters.
(a)   All income and other material Tax Returns required to be filed by or with respect to such Blocker have been timely filed pursuant to applicable Laws. All income and other material Tax Returns filed by or with respect to such Blocker are true, complete and correct in all material respects and have been prepared in material compliance with all applicable Laws. Such Blocker has paid all material amounts of Taxes due and payable by it (whether or not shown as due and payable on any Tax Return). Such Blocker has timely and properly withheld and paid to the applicable Governmental Entity all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes.

(b)   There is no Tax audit or examination or any Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of such Blocker, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to such Blocker. Such Blocker has not commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled. All material deficiencies for Taxes asserted or assessed in writing against such Blocker have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the knowledge of such Blocker, no such deficiency has been threatened or proposed against any Blocker.
(c)   Such Blocker has not agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. Such Blocker is not the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed.
(d)   Such Blocker is (and has been for its entire existence) properly treated as a corporation for U.S. federal and all applicable state and local income Tax purposes.
Section 5.11   No Other Representations or Warranties.   EACH BUYER PARTY, ON BEHALF OF ITSELF AND ITS AFFILIATES, INCLUDING THE SPONSOR, HEREBY ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE, SEVERALLY AND NOT JOINTLY, BY EACH BLOCKER IN THIS ARTICLE V OR IN ANY ANCILLARY AGREEMENT AND BY THE COMPANY IN ARTICLE IV OR IN ANY ANCILLARY AGREEMENT, NONE OF THE BLOCKERS, ANY AFFILIATE THEREOF OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE BLOCKERS OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER PARTIES, THE SPONSOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, AND (B) NONE OF THE BUYER PARTIES NOR THEIR ANY OF THEIR RESPECTIVE AFFILIATES, INCLUDING THE SPONSOR, RELIED ON ANY REPRESENTATION OR WARRANTY FROM OR ANY OTHER INFORMATION PROVIDED BY ANY BLOCKER OR ANY AFFILIATE THEREOF, INCLUDING ANY GROUP COMPANY OR ANY BLOCKER OWNER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE, SEVERALLY AND NOT JOINTLY, BY EACH BLOCKER IN THIS ARTICLE V OR IN ANY ANCILLARY AGREEMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY EACH OF THE BLOCKERS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NOTHING IN THIS SECTION 5.11 SHALL LIMIT ANY CLAIM OR CAUSE OF ACTION (OR RECOVERY IN CONNECTION THEREWITH) WITH RESPECT TO FRAUD.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES
As an inducement to the Blockers and the Company to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the Buyer Disclosure Schedules or as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Buyer and publicly available prior to the Effective Date, the Buyer Parties hereby represent and warrant as follows:
Section 6.1   Organization; Authority; Enforceability.
(a)   Until the occurrence of the Domestication, the Buyer is an exempted company with limited liability duly incorporated under the Laws of the Cayman Islands with the requisite power and authority to enter into this Agreement and to perform its obligations hereunder, and upon the occurrence of the

Domestication, the Buyer will be duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Merger Sub is a limited liability company and each Merger Sub is duly organized, validly existing and in good standing under the Laws of the State of Delaware.
(b)   The Buyer Parties have all the requisite corporate or limited liability company power and authority to own, lease and operate their assets and properties and to carry on their businesses as presently conducted in all material respects.
(c)   Each Buyer Party is duly qualified, licensed or registered to do business under the Laws of each jurisdiction in which the conduct of its business or locations of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Buyer Parties, taken as a whole.
(d)   A correct and complete copy of the Buyer Memorandum and Articles, as in effect on the Effective Date, are filed as Exhibit 3.1 to the Form 8-K filed with the SEC on April 28, 2020. The Buyer is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
(e)   Each Buyer Party has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and, subject to the receipt of the requisite approval of the Buyer Shareholder Voting Matters by the Buyer Shareholders, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or limited liability company actions, as applicable. This Agreement has been (and each of the Ancillary Agreements to which each Buyer Party will be a party will be) duly executed and delivered by such Buyer Party and constitutes a valid, legal and binding agreement of each Buyer Party, enforceable against such Buyer Party in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
Section 6.2   Non-contravention.   Subject to the receipt of the requisite approval of the Buyer Shareholder Voting Matters by the Buyer Shareholders, the filing of the Certificates of Merger, and the filings pursuant to Section 8.8 and Section 8.19, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 4.1(a) and each Blocker’s representations and warranties contained in Section 5.2, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of any Buyer Party; (b) require any material filing with, or the obtaining of any material consent or approval of, any Governmental Entity; (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license agreement, lease or other Contract to which any Buyer Party is a party or by which any Buyer Party or any of their respective assets may be bound; (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Buyer; or (e) except for violations which would not prevent or delay the consummation of the transactions contemplated hereby, violate in any material respect any Law, Order, or Lien applicable to any Buyer Party, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations or defaults which would not reasonably be expected to be material to the Buyer Parties, taken as a whole, or materially affect any Buyer Parties’ ability to perform its obligations under this Agreement and the Ancillary Agreements or to consummate the transactions hereby or thereby. The Required Vote is the only vote of the holders of any class or series of the Buyer capital stock necessary to approve the transactions contemplated by this Agreement and the Ancillary Agreements.
Section 6.3   Capitalization.
(a)   As of the Effective Date, the authorized share capital of the Buyer consists of (i) five hundred million (500,000,000) Buyer Class A Ordinary Shares, (ii) fifty million (50,000,000) Buyer Class B Ordinary Shares, and (iii) one million (1,000,000) preference shares, par value one ten-thousandth of one dollar ($0.0001) per share (“Buyer Preference Shares”). As of the Effective Date (and

for the avoidance of doubt, without giving effect to the Domestication, the PIPE Investment, the Forward Purchase Agreement, the Backstop Agreement or any Permitted Equity Financing), (A) forty-one million four-hundred thousand (41,400,000) Buyer Class A Ordinary Shares are issued and outstanding, (B) fifteen million three hundred fifty thousand (15,350,000) Buyer Class B Ordinary Shares are issued and outstanding, (C) no Buyer Preference Shares are issued and outstanding, and (D) twenty-four million eighty thousand (24,080,000) warrants are issued and outstanding (the “Buyer Warrants”) entitling the holder thereof to purchase one (1) Buyer Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) per Buyer Warrant. As of the Effective Date, all outstanding Buyer Class A Ordinary Shares, Buyer Class B Ordinary Shares and Buyer Warrants are (1) issued in compliance in all material respects with applicable Law and (2) not issued in breach or violation of preemptive rights or Contract. As of the Effective Date, except in each case (i) as set forth in the Buyer Governing Documents, the Subscription Agreements, the Sponsor Side Letter, this Agreement, or the Buyer SEC Documents and (ii) for Buyer Class A Ordinary Shares, Buyer Class B Ordinary Shares and Buyer Warrants, the Forward Purchase Securities, the Backstop Agreement and the Buyer Share Redemption, there are no outstanding (x) outstanding Equity Interests of the Buyer, (y) options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to the Buyer or other rights (including preemptive rights) or agreements, arrangement or commitments of any character, whether or not contingent, of the Buyer to acquire from any Person, and no obligation of the Buyer to issue or sell, or cause to be issued or sold, any Equity Interest of the Buyer, or (z) obligations of the Buyer to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, Equity Interests, securities convertible into or exchangeable for such Equity Interests, options, equity equivalents, interests or rights or to make any investment in any other Person (other than this Agreement). Except as set forth on Schedule 6.3(a) and the Equity Interests the Buyer holds in the Merger Subs, the Buyer does not hold any direct or indirect Equity Interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding).
(b)   Each Merger Sub is wholly-owned by the Buyer, and no Merger Sub holds equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person.
(c)   The Buyer Class A Common Stock and the Buyer Class B Common Stock to be issued to the Blocker Owners and the Company Optionholders pursuant to this Agreement, will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to the Blocker Owners and the Company Optionholders with good and valid title, free and clear of any Liens other than Securities Liens and any restrictions set forth in the Buyer Certificate of Incorporation, the Investor Rights Agreement and the Company A&R LLCA. The Buyer Class V Common Stock to be issued to the Company Unitholders pursuant to this Agreement will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to the Company Unitholders with good and valid title, free and clear of any Liens other than Securities Liens and any restrictions set forth in the Buyer Certificate of Incorporation, the Investor Rights Agreement and the Company A&R LLCA.
(d)   As of the Effective Date, other than as set forth on Schedule 6.3(d), the Buyer has no obligations with respect to or under any Indebtedness of the Buyer.
Section 6.4   Information Supplied; Form S-4.   The information supplied or to be supplied by the Buyer for inclusion in the Form S-4, the Additional Buyer Filings, any other Buyer SEC Filing, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated hereby (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (a) the time such information is filed, submitted or made publicly available (provided, if such information is revised by any subsequently filed amendment to the Form S-4 prior to the time the Form S-4 is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Form S-4 is declared effective by the SEC; (c) the time the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders; (d) the time of the Buyer Shareholder Meeting; or (e) the Closing (subject to the qualifications and limitations set forth in the materials provided by the Buyer or that are included in such filings and/or mailings). The Form S-4 will, at the time it is mailed to the Buyer Shareholders, comply in all material respects with the applicable requirements of the Securities Act, the Securities Exchange Act and the rules and regulations of the SEC thereunder applicable to the Form S-4.
Section 6.5   Litigation.   There is no material Proceeding pending or, to the Knowledge of the Buyer, threatened against or affecting the Buyer or any Merger Sub or any of its or their respective properties or rights.
Section 6.6   Brokerage.   Except as set forth on Schedule 6.6, neither the Buyer nor any Merger Sub has incurred any Liability, in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of the Buyer to pay a finder’s fee, brokerage or agent’s commissions or other like payments.
Section 6.7   Trust Account.   As of the Effective Date, the Buyer has at least four hundred fourteen million dollars ($414,000,000) (the “Trust Amount”) in the Trust Account, with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Buyer, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by the Buyer or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the Buyer. The Buyer is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Buyer SEC Documents to be inaccurate in any material respect or (b) explicitly by their terms, entitle any Person (other than (i) the Buyer Shareholders who shall have exercised their rights to participate in the Buyer Share Redemption, (ii) the underwriters of the Buyer’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (iii) the Buyer, with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to $100,000 of interest on such proceeds to pay dissolution expenses), to any portion of the proceeds in the Trust Account. There are no Proceedings (or to the Knowledge of the Buyer, investigations) pending or, to the Knowledge of the Buyer, threatened with respect to the Trust Account.
Section 6.8   Buyer SEC Documents; Controls.
(a)   The Buyer has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed by it with the SEC since the consummation of the initial public offering of the Buyer’s securities, together with any material amendments, restatements or supplements thereto, all such forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act or the Securities Exchange Act (excluding Section 16 under the Securities Exchange Act) (all such forms, reports, schedules, statements and other documents filed with the SEC, the “Buyer SEC Documents”). As of their respective dates, each of the Buyer SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act, or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer SEC Documents. None of the Buyer SEC Documents contained, when filed or, if amended prior to the Effective Date, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)   Each of the financial statements of the Buyer included in the Buyer SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Effective Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Securities Exchange Act) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Buyer, as of their respective dates and the results of operations and the cash flows of the Buyer, for the periods presented therein.
(c)   Since the consummation of the initial public offering of the Buyer’s securities, the Buyer has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Buyer SEC Document. Each such certification is correct and complete. The Buyer maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Buyer is made known on a timely basis to the individuals responsible for the preparation of the Buyer’s SEC filings. As used in this Section 6.8(c), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
Section 6.9   Listing.   Prior to the Domestication, the issued and outstanding Buyer Class A Ordinary Shares and the Buyer Warrants (the foregoing, collectively, the “Buyer Public Securities”) are registered pursuant to Section 12(b) of the Securities Exchange Act and are listed for trading on the Stock Exchange. There is no Proceeding or investigation pending or, to the Knowledge of the Buyer, threatened against the Buyer by the Stock Exchange or the SEC with respect to any intention by such entity to deregister the Buyer Public Securities or prohibit or terminate the listing of the Buyer Public Securities on the Stock Exchange. The Buyer has taken no action that would reasonably be likely to result in the termination of the registration of the Buyer Public Securities under the Securities Exchange Act. The Buyer has not received any written or, to the Knowledge of the Buyer, oral deficiency notice from the Stock Exchange relating to the continued listing requirements of the Buyer Public Securities.
Section 6.10   Investment Company; Emerging Growth Company.   The Buyer is not an “investment company” within the meaning of the Investment Company Act of 1940. The Buyer constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 6.11   Business Activities.
(a)   Since its incorporation, other than as described in the Buyer SEC Document, the Buyer has not conducted any material business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Buyer Governing Documents, there is no Contract, commitment, or Order binding upon the Buyer or to which the Buyer is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Buyer or any acquisition of property by the Buyer or the conduct of business by the Buyer after the Closing, other than such effects, individually or in the aggregate, which are not, and would not reasonably be expected to be, material to the Buyer.
(b)   Except for this Agreement and the transactions contemplated hereby, the Buyer has no interests, rights, obligations or Liabilities with respect to, and the Buyer is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination. The Buyer has not, directly or indirectly (whether by merger, consolidation or otherwise), acquired, purchased, leased or licensed (or agreed to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof.
(c)   The Buyer has no Liabilities that are required to be disclosed on a balance sheet in accordance with GAAP, other than (i) Liabilities expressly set forth in or reserved against in the balance sheet of the Buyer as of June 30, 2020 (the “Buyer Balance Sheet”); (ii) Liabilities arising under this Agreement, the Ancillary Agreements or the performance by the Buyer of its obligations hereunder or thereunder; (iii) Liabilities which have arisen after the date of the Buyer Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of or was caused by any breach of warranty or Contract, infringement or violation of Law); and (iv) Liabilities for fees, costs and expenses for advisors, vendors and Affiliates of the Buyer or the Sponsor, including with respect to legal, accounting or other advisors incurred by the Buyer in connection with the transactions contemplated hereby.
Section 6.12   Compliance with Laws.   The Buyer is, and has been since April 28, 2020, in compliance in all material respects with all Laws applicable to the conduct of the Buyer and the Buyer has not received any written notices from any Governmental Entity or any other Person alleging a material violation of or noncompliance with any such Laws.
Section 6.13   Organization of Merger Subs.   Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, other than entry into this Agreement, has not conducted any business activities, and has no assets or Liabilities other than those incident to its formation.
Section 6.14   Financing.   The Buyer has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by the Buyer with the PIPE Investors, the NBOKS Side Letter and the Backstop Agreement. To the Knowledge of the Buyer and assuming the accuracy of the representations and warranties of the applicable Equity Financing Source set forth in the Subscription Agreements, the Forward Purchase Agreement and the Backstop Agreement, with respect to each Equity Financing Source, as of the Effective Date, the Subscription Agreements, the Backstop Agreement or Forward Purchase Agreement (as amended by the NBOKS Side Letter) (as applicable) are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, and no withdrawal, termination, amendment or modification is contemplated by any party thereto. Each of the Subscription Agreements, the Backstop Agreement and the Forward Purchase Agreement (as amended by the NBOKS Side Letter) is a legal, valid and binding obligation of the Buyer and, to the Knowledge of the Buyer and assuming the accuracy of the representations and warranties of the applicable Equity Financing Source set forth in the Subscription Agreements, Forward Purchase Agreement and Backstop Agreement, each Equity Financing Source, and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under any such Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter) violates any Laws. The Subscription Agreements, the Forward Purchase Agreement (as amended by the NBOKS Side Letter) and the Backstop Agreement provide that the Company is a third-party beneficiary thereof and is entitled to enforce such agreement against the applicable Equity Financing Source, to the extent set forth therein. Other than the NBOKS Side Letter, there are no other agreements, side letters, or arrangements between the Buyer and any Equity Financing Source relating to any Subscription Agreement, the Forward Purchase Agreement (as amended by the NBOKS Side Letter) or the Backstop Agreement, and, as of the Effective Date, to Buyer’s Knowledge, there are no facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter) (other than, in the case of the Backstop Agreement, the Buyer Share Redemptions or other than as a result in a change of the Utilization Limit (as such term is defined therein, in accordance with the terms thereof)) not being satisfied, or the aggregate amount of all Subscription Amounts (as defined in the Subscription Agreements), the Forward Purchase Amount or the Backstop Amount not being available to the Buyer, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Buyer or, to the Knowledge of the Buyer, any Equity Financing Source party thereto, under any term or condition of any Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter) and, as of the Effective Date, to the Knowledge of the Buyer, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) make any of the statements by the Buyer or any Equity Financing Source party thereto set forth in the Subscription Agreements, the Backstop Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter) inaccurate in any material respect or (ii) subject to the satisfaction (or waiver by the Buyer Parties) of the conditions set forth in Section 11.1 and Section 11.2 of this Agreement, otherwise result in any portion of the financing pursuant to the Subscription Agreements, the Backstop Agreement (other than as a result in a change of the Utilization Limit (as such term is defined therein, in accordance with the terms thereof)) or Forward Purchase Agreement (as amended by the NBOKS Side Letter) not being available. The Subscription Agreements, the Backstop Agreement and the Forward Purchase Agreement (as amended by the NBOKS Side Letter) contain all of the conditions precedent to the obligations of the Equity Financing Sources to contribute to the Buyer such Equity Financing Source’s Subscription Amount (as defined in the Subscription Agreements), Backstop Amount or the Forward Purchase Amount, as applicable, set forth in such Equity Financing Source’s Subscription Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter) or the Backstop Agreement, as applicable, on the terms therein. No fees, consideration or other discounts are payable or have been agreed to by the Buyer to any Equity Financing Source in respect of its PIPE Investment or the contribution of the Forward Purchase Amount or the Backstop Amount, except as set forth in the Subscription Agreements, the Forward Purchase Agreement (as amended by the NBOKS Side Letter) and the Backstop Agreement, as applicable.
ARTICLE VII
COVENANTS RELATING TO THE CONDUCT OF THE BLOCKERS AND THE GROUP COMPANIES AND THE BUYER
Section 7.1   Interim Operating Covenants of the Blockers and the Group Companies.   From and after the Effective Date until the earlier of the date this Agreement is terminated in accordance with Article XII and the Closing Date (such period, the “Pre-Closing Period”):
(a)   each Blocker and the Company shall, and the Company shall cause the other Group Companies to, (i) conduct and operate their business in the Ordinary Course of Business and (ii) to maintain intact their respective businesses in all material respects and preserve their relationships with material customers, suppliers, distributors and others with whom such Blocker or Group Company has a material business relationship, except, in each case, (x) with the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required hereby; or (z) as set forth on Schedule 7.1(a); and
(b)   without limiting Section 7.1(a), except (x) with the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required hereby; or (z) as set forth on Schedule 7.1(b), each Blocker and the Company shall, and the Company shall cause the other Group Companies not to:
(i)   amend or otherwise modify any of its Governing Documents;
(ii)   except as may be required by Law or GAAP, make any material change in the financial or tax accounting methods, principles or practices (or change an annual accounting period);
(iii)   make, change or revoke any material election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material Tax matter, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material Tax or material Tax Return, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amended Tax Return, fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, file any Tax Return in a manner inconsistent with the past practices of the Group Companies unless required by applicable Law, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any Tax or Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), adopt or change a method of accounting with respect to Taxes, change an accounting period with respect to Taxes, surrender any right to claim any refund of material Taxes, take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment, or defer payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including without limitation the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States);
(iv)   issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other ownership interests, as applicable, other than in the case of the Company

(x) pursuant to the exercise of Company Options outstanding as of the Effective Date or (y) the issuance of “rollover equity” in connection with a Permitted Acquisition in form and substance reasonably acceptable to the Buyer (and with the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed) with respect to the rights and obligations of any Person in receipt of such equity following the Closing) and entered into in accordance with the terms hereof, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other ownership interests, or amend the terms of (including the vesting of) any Company Options;
(v)   declare, set aside or pay any dividend or make any other distribution other than the payment of cash dividends or cash distributions prior to the Measurement Time from excess cash balances not needed for operations in the Ordinary Course of Business;
(vi)   split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable;
(vii)   other than in connection with any Permitted Acquisition (and in such case, solely to the extent in form and quantum reasonably acceptable to the Buyer and entered into in accordance with the terms hereof) or in the Ordinary Course of Business pursuant to clause (a) of the definition thereof (x) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Blocker Indebtedness or Company Indebtedness (other than under the Credit Agreement), as applicable; (y) make any loans, advances or capital contributions to, or investments in, any Person or (z) amend or modify any Blocker Indebtedness or Company Indebtedness, as applicable;
(viii)   cancel or forgive any Indebtedness in excess of five hundred thousand dollars ($500,000) owed to the Blockers, the Company or any of the Company Subsidiaries, as applicable;
(ix)   commit to making or make or incur any capital commitment or capital expenditure (or series of capital commitments or capital expenditures), other than capital expenditures (x) in the Ordinary Course of Business as contemplated by the Group Companies’ capital expenditure budget set forth on Schedule 7.1(b)(x) or (y) in an amount not to exceed one million dollars ($1,000,000) individually or three million dollars ($3,000,000) in the aggregate;
(x)   (A) with respect to the Company or any other member of the Group Companies, enter into any material amendment of any Material Contract or Material Lease, enter into any Contract that if entered into prior to the Effective Date would be a Material Contract or Material Lease, in each case other than in the Ordinary Course of Business pursuant to clause (a) of the definition thereof or the entry into any purchase agreement or customary documentation ancillary thereto regarding a Permitted Acquisition on terms and conditions, and for a purchase price, reasonably acceptable to Buyer and entered into in accordance with the terms hereof, or voluntarily terminate any Material Contract or Material Lease, except for any termination at the end of the term of such Material Contract or Lease pursuant to the terms of such Material Contract or Material Lease, and (B) with respect to any Blocker, enter into any written amendment of any material Contract, enter into any Contract that if entered into prior to the Effective Date would be a Contract that is material to such Blocker, in each case other than in the Ordinary Course of Business pursuant to clause (a) of the definition thereof, or voluntarily terminate any Contract that is material to such Blocker, except for any termination at the end of the term of such material Contract or Lease pursuant to the terms of such material Contract;
(xi)   enter into, renew, modify or revise any Affiliated Transaction or Blocker Affiliated Transaction, as applicable, other than those that will be terminated at Closing;
(xii)   sell, lease, exclusively license, assign, transfer, permit to lapse, abandon, or otherwise dispose of any of its properties or assets that are, (A) with respect to the Company or any other member of the Group Companies, material to the businesses of the Group Companies, taken as a whole, including any material Owned Intellectual Property, except in the Ordinary Course of Business pursuant to clause (a) of the definition thereof, and (B) with respect to any Blocker, material to its business;
(xiii)   adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;
(xiv)   grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Property;
(xv)   waive, release, assign, settle or compromise any Proceeding (whether civil, criminal, administrative or investigative) (w) involving payments (exclusive of attorney’s fees) in excess of five hundred thousand dollars ($500,000) in any single instance or in excess of one million dollars ($1,000,000) in the aggregate; (x) granting material injunctive or other equitable remedy; or (y) which imposes any material restrictions on the operations of any Blocker or Group Company;
(xvi)   make, increase, decrease, accelerate (with respect to funding, payment or vesting) or grant any base salary, base wages, bonus opportunity, equity or equity-based award or other compensation or employee benefits other than (A) as required pursuant to a Company Employee Benefit Plan as in effect on the Effective Date that has been provided to Buyer prior to the date hereof; (B) annual base compensation increases made in the Ordinary Course of Business pursuant to clause (a) of the definition thereof for employees or individual independent contractors who are eligible to earn an annual base compensation equal to or less than $200,000, or (C) entering into any Company Employee Benefit Plan with any employee or independent contractor hired, engaged or promoted by any of the Group Companies following the Effective Date in the Ordinary Course of Business pursuant to clause (a) of the definition thereof and who is eligible to earn an annual base compensation equal to or less than $200,000 to provide for cash compensation and benefits (other than equity or equity-based compensation and/or deferred compensation) for such individuals that are substantially similar to the cash compensation and benefits (other than equity or equity-based compensation and/or deferred compensation) made available to other similarly situated employees and service providers of the Group Companies;
(xvii)   pay or promise to pay, grant or fund, accelerate (with respect to payment or vesting) or announce the grant or award of any equity or equity-based incentive awards, retention, sale, change-in-control or other discretionary bonus, severance or similar compensation or benefits; in each case, other than as required pursuant to a Company Employee benefit Plan as in effect on the Effective Date.
(xviii)   establish, modify, amend (other than as required by applicable Law or as required for the annual insurance renewal for health and/or welfare benefits), terminate, enter into, commence participation in, or adopt any Company Employee Benefit Plan or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Employee Benefit Plan if in effect on the Effective Date;
(xix)   hire, engage, furlough, temporarily lay off or terminate (other than for cause) any individual with annual base compensation in excess of two hundred thousand dollars ($200,000);
(xx)   negotiate, modify, extend, or enter into any CBA or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;
(xxi)   implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;
(xxii)   waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor or enter into any agreement that restricts the ability of the

Blockers or the Group Companies, as applicable, to engage or compete in any line of business in any respect material to any business of the Blockers or the Group Companies, as applicable;
(xxiii)   other than in connection with any Permitted Acquisitions, on terms and conditions reasonably satisfactory to the Buyer, buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course of Business or (B) other assets in an amount not to exceed five million dollars ($5,000,000) individually or ten million dollars ($10,000,000) in the aggregate;
(xxiv)   enter into any new line of business;
(xxv)   make any material change to any of the cash management practices, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable; or
(xxvi)   agree or commit in writing to do any of the foregoing.
(c)   From the Measurement Time until the Closing, the Blockers and the Company shall not, and the Company shall cause the other Group Companies not to, use any Cash and Cash Equivalents to pay any Transaction Expenses, make any distributions, repay any Blocker Indebtedness or Company Indebtedness, as applicable, or make any payments in respect of Taxes or that may increase the amounts payable to the Company Equityholders or Blocker Owners at the Closing.
(d)   Nothing contained herein shall be deemed to give the Buyer or any Merger Sub, directly or indirectly, the right to control or direct the Company or any operations of any Blocker or any Group Company prior to the Closing. Prior to the Closing, the Blockers and the Group Companies shall exercise, consistent with the terms and conditions hereof, control over their respective businesses and operations.
Section 7.2   Interim Operating Covenants of the Buyer.
(a)   During the Pre-Closing Period, except (x) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required hereby (including the Domestication) or (z) as set forth on Schedule 7.2(a), the Buyer shall not, and shall cause each of its Subsidiaries, including the other Buyer Parties not to:
(i)   amend or otherwise modify any of its Governing Documents or the Trust Agreement;
(ii)   withdraw any of the Trust Amount, other than as permitted by the Buyer Governing Documents or the Trust Agreement;
(iii)   other than in connection a Buyer Share Redemption, the Forward Purchase Agreement, the Sponsor Side Letter, the Backstop Agreement, a Permitted Equity Financing, the repayment of any working capital loan under Section 7.2(a)(vii) in Buyer Warrants, or the Subscription Agreements, issue or sell, or authorize to issue or sell, any Equity Interests, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any Equity Interests of any Buyer Party;
(iv)   make, change or revoke any material election relating to Taxes or enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement);
(v)   other than in connection with a Buyer Share Redemption, declare, set aside or pay any dividend or make any other distribution or return of capital (whether in cash or in kind) to the equityholders of the Buyer;
(vi)   split, combine, redeem (other than a Buyer Share Redemption) or reclassify (other than a reclassification pursuant to the Domestication or a conversion of Buyer Class B Ordinary Shares into Buyer Class A Ordinary Shares pursuant to the Buyer Governing Documents) any of its Equity Interests;

(vii)   (x) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness, other than Indebtedness incurred in order to finance working capital needs (including to pay amounts which would be treated as a Transaction Expense if unpaid as of the Closing Date and any ordinary course operating expenses), which Indebtedness permits or allows all or any portion of such Indebtedness to be converted into the number of Buyer Warrants not to exceed two million five hundred thousand dollars ($2,500,000) (with such Buyer Warrants issued at one dollar ($1.00) per Buyer Warrant and at an exercise price of eleven dollars and fifty cents ($11.50) per Buyer Warrant) or which may be otherwise repaid in cash, (y) make any loans, advances or capital contributions to, or investments in, any Person or (z) amend or modify any Indebtedness;
(viii)   commit to making or make or incur any capital commitment or capital expenditure (or series of capital commitments or capital expenditures);
(ix)   enter into any transaction or Contract with the Sponsor or any of its Affiliates for the payment of finder’s fees, consulting fees, monies in respect of any payment of a loan or other compensation paid by Buyer to the Sponsor, Buyer’s officers or directors, or any Affiliate of the Sponsor or Buyer’s officers, for services rendered prior to, or for any services rendered in connection with, the consummation of the transactions contemplated hereby;
(x)   waive, release, assign, settle or compromise any pending or threatened Proceeding, other than Proceedings which are not material to the Buyer and which do not relate to the transactions contemplated by this Agreement; or
(xi)   buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material portion of assets, securities, properties, interests or businesses of any Person;
(xii)   enter into any new line of business; or
(xiii)   agree or commit in writing to do any of the foregoing.
(b)   Nothing contained herein shall be deemed to give the Blockers or any Group Company, directly or indirectly, the right to control or direct the Buyer prior to the Closing. Prior to the Closing, the Buyer shall exercise, consistent with the terms and conditions hereof, control over its business.
ARTICLE VIII
PRE-CLOSING AGREEMENTS
Section 8.1   Reasonable Best Efforts; Further Assurances.   Subject to the terms and conditions set forth herein, and to applicable Laws, during the Pre-Closing Period, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary for the consummation of the transactions contemplated hereby), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby and the Blockers and the Group Companies shall use reasonable best efforts, and the Buyer shall cooperate in all reasonable respects with the Group Companies, to solicit and obtain any consents of any Persons that may be required in connection with the transactions contemplated hereby or by the Ancillary Agreements prior to the Closing; provided, however, that other than any fees payable in connection with Notification and Report Forms required pursuant to the HSR Act, no Party or any of their Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent). Subject to the terms set forth herein, each Party shall take such further actions (including the execution and delivery of such further instruments and documents) as reasonably requested by any other Party to effect, consummate, confirm or evidence the transactions contemplated hereby and carry out the purposes of this Agreement.

Section 8.2   Trust & Closing Funding.   Subject to the satisfaction or waiver of the conditions set forth in Article XI (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice the Buyer shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with the Trust Agreement and the Buyer Governing Documents, at the Closing, the Buyer shall (a) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) use its best efforts to cause the Trustee to pay as and when due all amounts payable to Buyer Shareholders who shall have validly elected to redeem their Buyer Class A Ordinary Shares pursuant to the Buyer Memorandum and Articles and use its best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived, and pay as and when due all amounts payable pursuant to Section 3.2(e).
Section 8.3   Status Preservation.
(a)   Listing.   During the Pre-Closing Period prior to the Domestication, the Buyer shall use reasonable best efforts to ensure the Buyer Class A Ordinary Shares continue to be listed on the Stock Exchange. The Buyer shall use reasonable best efforts to cause the Buyer Class A Common Stock to be listed on the Stock Exchange.
(b)   Qualification as an Emerging Growth Company.   The Buyer shall, at all times during the Pre-Closing Period use reasonable best efforts to (a) take all customary actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that in and of itself would cause the Buyer to not qualify as an “emerging growth company” within the meaning of the JOBS Act.
(c)   Public Filings.   During the Pre-Closing Period, the Buyer will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.
Section 8.4   EIP.   Prior to the Closing Date, the Buyer shall approve and, subject to the approval of the Buyer’s shareholders as required under the Buyer Memorandum and Articles, adopt, a management incentive equity plan reasonably acceptable to the Buyer and the Equityholder Representative to be effective from and after the Closing (the “EIP”).
Section 8.5   Confidential Information.   During the Pre-Closing Period, each Party shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference. Each Party acknowledges and agrees that each is aware, and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the other Party, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. Each Party hereby agrees, that during the Pre-Closing Period, except in connection with or support of the transactions contemplated hereby or at the request of the Buyer or any of its Affiliates or its or their representatives, while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly (through its Affiliate or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of the Buyer, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.
Section 8.6   Access to Information.   During the Pre-Closing Period, upon reasonable prior notice, the Blockers and the Company shall, and the Company shall cause the Company Subsidiaries to, afford the representatives of the Buyer reasonable access, during normal business hours, to the properties, books and records of the Blockers and the Group Companies, as applicable, and furnish to the representatives of the Buyer such additional financial and operating data and other information regarding the business of the Blockers and the Group Companies as the Buyer or its representatives may from time to time reasonably request for purposes of consummating the transactions contemplated hereby and preparing to operate the business of the Blockers and the Group Companies following the Closing; provided, nothing herein shall require the Blockers or any Group Company to provide access to, or to disclose any information to, the

Buyer Parties or any of their representatives if such access or disclosure, in the good faith reasonable belief of a Blocker or the Company, as applicable, (a) would waive any legal privilege or (b) would be in violation of applicable Laws or regulations of any Governmental Entity (including the HSR Act).
Section 8.7   Notification of Certain Matters.   During the Pre-Closing Period, each Party shall disclose to the other Parties in writing any development, fact or circumstance of which such Party has Knowledge, arising before or after the Effective Date, that would cause or would reasonably be expected to result in the failure of the conditions set forth in Section 11.1 or Section 11.2 to be satisfied.
Section 8.8   Antitrust Laws.
(a)   Each of the Parties will (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated hereby to be filed no later than twenty (20) Business Days after the Effective Date; (ii) request early termination of the waiting period relating to such HSR Act filings; (iii) make an appropriate response to any requests for additional information and documentary material made by a Governmental Entity pursuant to the HSR Act; and (iv) otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated as soon as practicable. The Parties shall use reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with the above filings, applications or notifications. Each Party shall promptly inform the other Parties of any material communication between itself (including its representatives) and any Governmental Entity regarding any of the transactions contemplated hereby. All filing fees required by applicable Law to any Governmental Entity in order to obtain any such approvals, consents, or Orders shall be Transaction Expenses.
(b)   The Parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and, to the extent permissible, promptly furnish the other with copies of notices or other communications between any Party (including their respective Affiliates and representatives), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. Each Party shall give the other Party and its counsel a reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other Party in connection with, any proposed material written communication to any Governmental Entity relating to the transactions contemplated hereby, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in any substantive meeting, conference or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated hereby.
(c)   Each Party shall use reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated hereby under the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, the “Antitrust Laws”). Subject to the other terms of this Section 8.8(c), each Party shall use reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the Effective Date.
Section 8.9   Requisite Member Consent; Requisite Blocker Consent.   Within one (1) day of the Effective Date, (a) the Company shall deliver to the Buyer evidence of the Company Written Consent and (b) each Blocker shall deliver to the Buyer evidence of such Blocker’s Blocker Written Consent. The Company shall use reasonable best efforts to promptly following the date hereof and prior to the Closing deliver to the Buyer the approval by each other holder of Company Units of the adoption hereof with respect to all such Company Units owned beneficially and of record by such holder of Company Units.

Section 8.10   Communications; Press Release; SEC Filings.
(a)   None of the Parties shall and each Party shall cause its Affiliates not to, make or issue any public release or public announcement concerning the transactions contemplated hereby without the prior written consent of the Buyer, in the case of the Company, the Blockers and the Equityholder Representative, or the prior written consent of the Company, in the case of the Buyer or the Merger Subs, which consent, in each case, shall not be unreasonably withheld, conditioned or delayed; provided, however, that (i) each Party may make any such announcement which it in good faith believes is necessary or advisable in connection with any required Law, which is required by the requirements of any national securities exchange applicable to such Party (including in connection with the exercise of the fiduciary duties of the Buyer Board or that is contemplated hereby) and (ii) each Company Unitholder or Affiliate of a Party that is a private equity, venture capital or investment fund may make customary disclosures to its existing or potential financing sources, including direct or indirect limited partners and members (whether current or prospective) solely to the extent that such disclosures do not constitute material nonpublic information and are subject to customary obligations of confidentiality.
(b)   As promptly as practicable following the Effective Date, the Buyer shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement and the Subscription Agreements, and make public all material nonpublic information provided to potential PIPE Investors prior to the Effective Date (the “Signing Form 8-K”), and the Buyer and the Company shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”). Prior to filing with the SEC, the Buyer will make available to the Company and the Equityholder Representative a draft of the Signing Form 8-K and will provide the Company and the Equityholder Representative with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith.
(c)   As promptly as reasonably practicable after the date of this Agreement (and in any event on or prior to the tenth (10th) Business Day following the delivery of the financial statements pursuant to clauses (i) and (ii) of Section 8.11(h)), the Buyer shall, in consultation with the Company, prepare and the Buyer shall file with the SEC a Form S-4, which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Securities Exchange Act and the rules and regulations promulgated thereunder, for the purpose of soliciting proxies from the Buyer Shareholders to vote at the Buyer Shareholder Meeting in favor of the Buyer Shareholder Voting Matters. The Buyer shall file an amendment to the Form S-4 containing a definitive proxy statement/final prospectus with the SEC and cause the definitive proxy statement/final prospectus to be mailed to its shareholders of record, as of the record date to be established by the Buyer Board that is in existence immediately prior to the Domestication, as promptly as practicable after, but in any event within five (5) Business Days of, the SEC declaring the Form S-4 effective.
(d)   Prior to filing with the SEC, the Buyer will make available to the Company and the Equityholder Representative drafts of the Form S-4 and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Form S-4 or such other document and will provide the Company and the Equityholder Representative with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Buyer will advise the Company and the Equityholder Representative promptly after it receives notice thereof, of (i) the time when the Form S-4 has been filed; (ii) receipt of oral or written notification of the completion of the review by the SEC; (iii) the filing of any supplement or amendment to the Form S-4; (iv) any request by the SEC for amendment of the Form S-4; (v) any comments, written or oral, from the SEC relating to the Form S-4 and responses thereto; and (vi) requests by the SEC for additional information in connection with the Form S-4, and shall consult with the Company regarding, and supply the Company with copies of, all material correspondence between the Buyer or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4. In consultation with the Company, the Buyer shall promptly respond to any comments of the SEC on the Form S-4, and the Parties shall use their respective reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act and Securities Exchange Act as soon after filing as practicable.

(e)   If, at any time prior to the Buyer Shareholder Meeting, any Party discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Form S-4, so that the Form S-4 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such Party shall inform the other Parties hereto and, subject to Section 8.11(d), the Buyer shall promptly file (and the Company shall cooperate in preparing, to the extent necessary) an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Law, transmit to the Buyer Shareholders such amendment or supplement to the Form S-4 containing such information.
(f)   The Parties acknowledge that a substantial portion of the Form S-4 and certain other forms, reports and other filings required to be made by the Buyer under the Securities Act and Securities Exchange Act in connection with the transactions contemplated hereby (collectively, “Additional Buyer Filings”) shall include disclosure regarding the Blockers and the Group Companies and the business of the Blockers and the Group Companies and the management, operations and financial condition of the Blockers and the Group Companies. Accordingly, the Blockers and the Company agree to, and the Company agrees to cause the Group Companies to, as promptly as reasonably practicable, provide the Buyer with all information concerning the Blocker Owners, the Company Equityholders, the Blockers, the Company and the Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Form S-4, Additional Buyer Filings or any other Buyer SEC Filing. The Blockers and the Company shall make, and the Company shall cause the Group Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to the Buyer and its counsel, auditors and other representatives in connection with the drafting of the Form S-4, Additional Buyer Filings and any other Buyer SEC Filing and responding in a timely manner to comments thereto from the SEC all information concerning the Blockers and the Group Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Form S-4, such Additional Buyer Filing or other Buyer SEC Filing. The Buyer shall be permitted to make all necessary filings with respect to the transactions contemplated hereby under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder, shall provide the Company and the Equityholder Representative with a reasonable opportunity to comment on drafts of any such filings and shall consider such comments in good faith, and the Blockers and the Company shall reasonably cooperate in connection therewith.
(g)   At least five (5) days prior to Closing, the Parties shall mutually begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated hereby pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated hereby (“Closing Press Release”). Concurrently with the Closing, the Buyer shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(h)   The Company shall provide to the Buyer as promptly as practicable after the Effective Date (i) audited consolidated balance sheet of E2open and its Subsidiaries as of February 29, 2020 and February 28, 2019, and the related audited consolidated statements of comprehensive loss, cash flows and members equity for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of E2open’s independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”); (ii) unaudited consolidated financial statements of E2open and its Subsidiaries including consolidated balance sheets, consolidated statements of comprehensive loss, cash flows and members equity as of and for the six (6) month period ended August 31, 2020 together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the Securities Exchange Act and reviewed by E2open’s independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants; (iii) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by the Group

Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Form S-4 and/or the Closing Form 8-K (including pro forma financial information); (iv) all selected financial data of the Group Companies required by Item 301 of Regulation S-K of the Securities Exchange Act, as necessary for inclusion in the Form S-4 and Closing Form 8-K; and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Securities Exchange Act (as if the Group Companies were subject thereto) with respect to the periods described in clauses (i), (ii) and (iii) above, as necessary for inclusion in the Form S-4 and Closing Form 8-K (including pro forma financial information).
Section 8.11   Buyer Shareholder Meeting.   The Buyer, acting through the Buyer Board, shall take all actions in accordance with applicable Law, the Buyer’s Governing Documents and the rules of the Stock Exchange to duly call, give notice of, convene and promptly hold the Buyer Shareholder Meeting for the purpose of considering and voting upon the Buyer Shareholder Voting Matters, which meeting shall be held not more than twenty-five (25) days after the date on which the Buyer completes the mailing of the definitive proxy statement/final prospectus to the Buyer Shareholders pursuant to Section 8.10(c). The Buyer Board shall recommend adoption of this Agreement and approval of the Buyer Shareholder Voting Matters and include such recommendation in the Form S-4, and, unless this Agreement has been duly terminated in accordance with the terms herein and except as required by applicable Law upon the advice of outside counsel, neither the Buyer Board nor any committee thereof shall withdraw or modify, or publicly propose or resolve to withdraw or modify in a manner adverse to the Company or the Blockers, the recommendation of the Buyer Board that the Buyer Shareholders vote in favor of the approval of the Buyer Shareholder Voting Matters. Unless this Agreement has been duly terminated in accordance with the terms herein, the Buyer shall take all reasonable lawful action to solicit from the Buyer Shareholders proxies in favor of the proposal to adopt this Agreement and approve the Required Buyer Shareholder Voting Matters and shall take all other action reasonably necessary or advisable to secure the vote or consent of the Buyer Shareholders that are required by the rules of the Stock Exchange and the Cayman Island Companies Law (2020 Revision). Notwithstanding anything to the contrary contained in this Agreement, the Buyer may (and in the case of the following clause (ii), at the reasonable request of the Company, shall) adjourn or postpone the Buyer Shareholder Meeting: (i) to the extent necessary to ensure that any legally required supplement or amendment to the Form S-4 is provided to the Buyer Shareholders and (ii), in each case, for one period of no longer than 15 calendar days, (x) if as of the time for which the Buyer Shareholder Meeting is originally scheduled (as set forth in the Form S-4), there are insufficient voting Equity Interests of the Buyer represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Buyer Shareholder Meeting or (y) in order to solicit additional proxies from the Buyer Shareholders for purposes of obtaining approval of the Required Buyer Shareholder Voting Matters. The Buyer hereby acknowledges that, pursuant to the that certain letter agreement, dated as of April 28, 2020, delivered by the Sponsor and the other parties thereto to Goldman Sachs & Co. LLC and BofA Securities, Inc. (the “Support Agreement”), each of the Buyer Shareholders party thereto, including the Sponsor, has agreed to vote all of the Buyer Equity Interests held by such shareholder at the Buyer Shareholder Meeting in favor of the Buyer Shareholder Voting Matters, as an initial Business Combination, and the Buyer shall not amend in any manner adverse to the Company or the Blockers, or terminate the Support Agreement, without the prior written consent of the Company.
Section 8.12   Expenses.   Except as otherwise provided herein, each Party shall be solely liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) incurred by such Party or its Affiliates in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, the performance of such Party’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. To the extent there are any Transaction Expenses that become due and payable following the Closing or which are not paid at the Closing, such Transaction Expenses shall be borne by the Surviving Company following the Closing.

Section 8.13   Financing Cooperation; Etc.
(a)   Obligations of the Company.
(i)   Prior to the Closing, the Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Subsidiaries and controlled Affiliates to use reasonable best efforts to, and shall cause their respective officers, employees, advisors and other representatives to use its reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, customary or advisable to arrange and obtain the debt financing (the “Debt Financing” and the financing sources in respect thereof (including, without limitation, each lender, each agent, each arranger and each other Person that has committed to provide or otherwise entered into agreements in connection with the Debt Financing or any Alternative Financing, including, without limitation, any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto (and any joinders or amendments thereof), together with each Affiliate thereof and each former, current and future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of each lender, other Person or Affiliate, and together with the heirs executors, successors and assigns of any of the foregoing), the “Debt Financing Sources”) on the terms and conditions described in the executed debt commitment letter and related fee letter delivered to the Buyer on the date hereof (including any “market flex” provisions applicable thereto), which terms and conditions shall be acceptable to the Buyer (such debt commitment letter, including all exhibits, schedules and annexes thereto, collectively, the “Commitment Letter”), or on such other terms acceptable to Buyer, including, without limitation, using reasonable best efforts to (A) comply with and maintain in full force and effect the Commitment Letter; (B) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions described in the Commitment Letter (including any “market flex” provisions applicable thereto) or on other terms that are acceptable to the Buyer; (C) satisfy on a timely basis (but in any event on or prior to the Closing Date) or obtain a waiver of all conditions applicable to the Company in the Commitment Letter and the definitive agreements for the Debt Financing that are within its control; and (D) upon the satisfaction or waiver of the conditions to the Buyer’s obligations to consummate the transactions contemplated by this Agreement, enforce its rights under the Commitment Letter in the event of a breach by any Persons providing the Debt Financing.
(ii)   The Company shall not permit any amendment, supplement or other modification to be made to, any replacement of or any waiver of any provision or remedy under the Commitment Letter or any definitive agreement with respect to the Debt Financing that would be adverse to the interests of the Company or the Buyer without the prior written consent of the Buyer (provided, however, for the avoidance of doubt, that, subject to compliance with the other provisions of this Section 8.13, the Company may amend the definitive agreement with respect to the Debt Financing to (1) implement any “market flex” provisions applicable thereto or (2) add lenders, lead arrangers or any person with similar roles or titles who had not executed the Commitment Letter as of the date of this Agreement). In the event of any proposed amendment, supplement or other modification to be made to, any replacement of or any waiver of any provision or remedy under, the Commitment Letter (whether or not adverse to the interests of the Company or the Buyer), the Company shall, and shall cause its Subsidiaries and controlled Affiliates, and shall cause their respective officers, employees, advisors and other representatives to reasonably cooperate and consult with the Buyer, its Affiliates and their respective officers, employees, advisors and other representatives and shall consider in good faith any comments that Buyer, its Affiliates and their respective officers, employees, advisors and other representatives may have with respect thereto.
(iii)   The Company shall keep the Buyer informed on a reasonably current basis and in reasonable detail with respect to all material activity and developments concerning the status of its efforts to arrange and obtain the Debt Financing. Without limiting the generality of the foregoing, the Company shall (1) provide the Buyer with drafts and substantially final versions of the definitive material documents related to the Debt Financing and (2) notify the Buyer promptly, and in any event within three (3) Business Days, (x) of any actual or threatened in writing breach or default by any party to the Commitment Letter or definitive documents related to the Debt Financing by the Company or, in the case of any other person, within three (3) Business Days of the date on which the Company becomes aware of such breach or default, (y) of the receipt by the Company of any written notice or other written communication (other than ordinary course negotiations of the definitive agreements with respect to the Debt Financing) from any financing source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Debt Financing of any provisions of the Commitment Letter or any definitive document related to the Debt Financing or (z) if for any reason the Company no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing contemplated by the Commitment Letter and the related fee letter on the terms described therein. The Company shall promptly provide to the Buyer any information relating to any circumstance referred to in subclauses (x), (y) or (z) of the immediately preceding sentence.
(iv)   In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions applicable thereto) contemplated in the Commitment Letter, the Company shall promptly notify the Buyer thereof and shall use its commercially reasonable efforts to (A) arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing arrangements, from the same or from alternative sources, reasonably acceptable to the Buyer (an “Alternative Financing”) and (B) obtain a debt commitment letter with respect to such Alternative Financing, including any related fee letters, with terms and conditions (including any “market flex” provisions applicable thereto) not less favorable to the Company and the Buyer, when taken as a whole, to the terms and conditions set forth in the Commitment Letter, or such other terms reasonably acceptable to the Buyer (collectively, including all exhibits, schedules, amendments, supplements, modifications and annexes thereto, the “New Commitment Letter”).
(v)   Upon any amendment, supplement, other modification or replacement of, or waiver under, the Commitment Letter, or any entry into the New Commitment Letter or other documentation with respect to any Alternative Financing, the Company shall deliver a true, complete and correct copy thereof to the Buyer. References to “Debt Financing” shall include the financing contemplated by the Commitment Letter as so amended, supplemented or otherwise modified, waiver or replaced in accordance with this Section 8.13(a), and references to “Commitment Letter” shall include such documents so amended, supplemented or otherwise modified, waiver or replaced in accordance with this Section 8.13(a).
(vi)   In the event the Company elects to seek the Lender Consent, it shall promptly engage with the Buyer in respect of the proposed terms thereof and shall consider in good faith all comments made by Buyer with respect thereto.
(b)   Obligations of the Buyer.   Prior to the Closing, the Buyer shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Subsidiaries (including each other Buyer Party) to use reasonable best efforts to, and shall cause their respective officers, employees, advisors and other representatives to use its reasonable best efforts to, provide to the Group Companies all cooperation that is reasonably requested by the Company in connection with the arrangement, syndication and consummation of any Debt Financing or any Alternative Financing, as reasonably determined by the Company in good faith, including using reasonable best efforts to: (i) furnish, at least three (3) Business Days before Closing, all documentation and other information reasonably requested by the Debt Financing Sources or alternative sources, as applicable, or required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act (including, if the Buyer or its Subsidiaries and controlled Affiliates (including each other Buyer Party) qualify as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification), in each case to the extent requested at least nine (9) days prior to Closing and (ii) cooperate in satisfying the conditions precedent set forth in the Commitment Letter or the New Commitment Letter (or related documents) or any definitive document that the Buyer has had the opportunity to participate in the negotiation of, in each case, relating to the Debt Financing or the Alternative Financing, as applicable, to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Buyer or its Subsidiaries and controlled Affiliates (including each other Buyer Party).

(c)   No Recourse.   Notwithstanding anything to the contrary contained herein, the Buyer (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) (i) hereby waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) hereby agrees not to bring or support any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and (iii) hereby agrees to cause any suit, action or proceeding asserted against any Debt Financing Source by or on behalf of the Buyer or any of its Affiliates or any officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Buyer in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby. For the avoidance of doubt, this Section 8.13(c) does not limit or affect any rights or remedies that the Company or any of its Subsidiaries may have against the parties to the Commitment Letter pursuant to the terms and conditions of the Commitment Letter.
Section 8.14   Directors and Officers.
(a)   From and after the Effective Time, the Buyer shall cause the Group Companies to indemnify and hold harmless (including through reimbursement of expenses and exculpation) each Person that prior to the Closing served as a director or officer of any Group Company or who, at the request of any Group Company, served as a director or officer of another Person (collectively, with such Person’s heirs, executors or administrators, the “Indemnified Persons”) from and against any penalties, costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to circumstances, facts or events that occurred on or before the Effective Time, to the fullest extent permitted under applicable Law, the Governing Documents in effect as of the Effective Date and any indemnification agreement between any Group Company and any Indemnified Person in effect as of the Effective Date (“D&O Provisions”) and acknowledges and agrees such D&O Provisions are rights of Contract. Without limiting the foregoing, the Buyer shall cause each of the Group Companies to (i) maintain, for a period of six (6) years following the Closing Date, provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to the Indemnified Persons than the D&O Provisions in effect as of the Effective Date, and not amend, repeal or otherwise modify such provisions in any respect that would affect in any manner the Indemnified Persons’ rights, or any Group Company’s obligations, thereunder.
(b)   Tail Policy.
(i)   For a period of six (6) years from and after the Closing Date, the Buyer shall purchase and maintain in effect policies of directors’ and officers’ liability insurance covering the Indemnified Persons and the Buyer with respect to claims arising from facts or events that occurred on or before the Closing and with substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy.
(ii)   At or prior to the Closing Date, the Company shall purchase and maintain in effect for a period of six (6) years thereafter, “run-off” coverage as provided by any Group Company’s and the Buyer’s fiduciary policies, in each case, covering those Persons who are covered on the Effective Date by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under any Group Company’s or the Buyer’s existing policies (the policies contemplated by the foregoing clauses (i) and (ii), collectively, the “Tail Policy”); provided that in no event shall the Buyer be required to expend on the premium thereof in excess of three hundred percent (300%) of the annual premium currently payable by the Company with respect to such current policy (the “Premium Cap”); provided, further, that if such minimum coverage under any such Tail Policy is or becomes not available at the Premium Cap, then any such Tail Policy shall contain the maximum coverage available at the Premium Cap. No claims made under or in respect of such Tail Policy related to any fiduciary or employee of any Group Company shall be settled without the prior written consent of the Company. The Indemnified Persons are intended third party beneficiaries of this Section 8.15.
Section 8.15   Subscription Agreements; Forward Purchase Agreement; Permitted Financing; Backstop Agreement; Redemptions.
(a)   Subscription Agreements.   The Buyer may not modify or waive, or provide consent to modify or waive (including consent to termination, to the extent required), any provisions of a Subscription Agreement or any remedy under any Subscription Agreement, in each case, without the prior written consent of the Company; provided, that any modification or waiver that is solely ministerial in nature and does not affect any economic or any other material term (including any conditions to closing) of a Subscription Agreement shall not require the prior written consent of the Company. If the Buyer is required to consummate the Closing hereunder, the Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and subject to the conditions described therein, including maintaining in effect the Subscription Agreements and to: (i) satisfy on a timely basis all conditions and covenants applicable to the Buyer in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) if all conditions in the Subscription Agreements (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at or prior to the Closing; (iii) deliver notices to counterparties to the Subscription Agreements as required by and in the manner set forth in the Subscription Agreements in order to cause timely funding in advance of the Closing; and (iv) without limiting the Company’s rights to enforce the Subscription Agreements, enforce the Buyer’s rights under the Subscription Agreements, subject to all provisions thereof, if all conditions in the Subscription Agreements (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied) have been satisfied, to cause the applicable Equity Financing Sources fund the amounts set forth in the Subscription Agreements in accordance with their terms.
(b)   Forward Purchase Agreement; NBOKS Side Letter.   Unless otherwise approved in writing by the Company, the Buyer shall not (i) (A) permit any amendment or modification to be made to, (B) waive (in whole or in part) or (C) provide consent to modify or waive (including consent to termination, to the extent required), any provision or remedy under the Forward Purchase Agreement or the NBOKS Side Letter or (ii) permit any assignment of the Forward Purchase Agreement by NBOKS, other than assignments to Affiliates (provided that, notwithstanding any such assignment to an Affiliate, NBOKS shall remain liable under the Forward Purchase Agreement unless and until the Forward Purchase Amount is actually received by the Buyer). To the extent the Buyer is required to consummate the Closing hereunder, the Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Forward Purchase Agreement, as amended by the NBOKS Side Letter, at the Closing on the terms and subject to the conditions in the Forward Purchase Agreement, as amended by the NBOKS Side Letter, including maintaining in effect the Forward Purchase Agreement, as amended by the NBOKS Side Letter, and to: (i) satisfy on a timely basis all conditions and covenants applicable to the Buyer in the Forward Purchase Agreement, as amended by the NBOKS Side Letter, and otherwise comply with its obligations thereunder, (ii) if all conditions in the Forward Purchase Agreement, as amended by the NBOKS Side Letter (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied), have been satisfied, consummate the transactions contemplated by the Forward Purchase Agreement at or prior to the Closing; (iii) deliver notices to counterparties to the Forward Purchase Agreement, as amended by the NBOKS Side Letter, (if any) as required by and in the manner set forth in the Forward Purchase Agreement, as amended by the NBOKS Side Letter in order to cause timely funding in advance of the Closing; and (iv) enforce the Buyer’s rights under the Forward Purchase Agreement, as amended by the NBOKS Side Letter, subject to the provisions thereof, if all conditions in the Forward Purchase Agreement, as amended by the NBOKS Side Letter (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions are then capable of being satisfied), have been satisfied, to cause NBOKS to fund the amount set forth in the Forward Purchase Agreement in accordance with its terms, as amended by the NBOKS Side Letter.
(c)   Permitted Equity Financing.
(i)   During the Pre-Closing Period, the Buyer may execute Permitted Equity Subscription Agreements that would constitute a Permitted Equity Financing; provided that, without the prior written consent of the Company, (i) each Permitted Equity Subscription Agreement shall be in substantially the form of the Subscription Agreement, (ii) no such Permitted Equity Subscription Agreement shall provide for a purchase price of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) at a price per share of less than ten dollars ($10.00) per share (including of any discounts, rebates, equity kicker or promote), (iii) all the Permitted Equity Subscription Agreements shall not in the aggregate provide for the issuance of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) in exchange for cash proceeds from all Permitted Equity Financings (the “Permitted Equity Financing Proceeds”) in excess of two hundred million dollars ($200,000,000), and (iv) no such Permitted Equity Financing Subscription Agreement shall provide for the issuance of any security other than Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication), including Buyer Warrants.
(ii)   Prior to the earlier of the Closing and the termination of this Agreement pursuant to Section 12.1, the Company agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate, at Buyer’s sole cost and expense (which expense shall be treated as a Transaction Expense hereunder), in connection with the arrangement of any Permitted Equity Financing as may be reasonably requested by the Buyer, including by (i) upon reasonable prior notice and during normal business hours, participating in meetings, calls, drafting sessions, presentations, and due diligence sessions (including accounting due diligence sessions) and sessions with prospective investors at mutually agreeable times and locations and upon reasonable advance notice (including the participation in any relevant “roadshow”), (ii) reasonably assisting with the preparation of customary materials, (iii) providing the Financial Statements and such other financial information regarding the Group Companies readily available to the Company as is reasonably requested in connection therewith, subject to confidentiality obligations acceptable to the Company and (iv) otherwise reasonably cooperating in the Buyer’s efforts to obtain Permitted Equity Financing; provided, that (A) none of (x) the Company Equityholders, the Blockers, the Company, any other member of the Group Companies or any of their respective Affiliates, officers, directors, representatives or agents shall be required to incur any Liability in respect of the Permitted Equity Financing or any assistance provided in connection therewith, unless and solely to the extent such Liability is treated as a Transaction Expense, (B) nothing in this Section 8.15(c) shall require such cooperation to the extent it could unreasonably interfere with the business of any Group Company, or conflict with or violate any applicable Law or Contract, or require any Company Equityholder, Blocker, or Group Company to breach, waive or amend any terms of this Agreement, and (C) no Company Equityholder, Blocker or any of their respective Affiliates or representatives or agents shall have any obligation to approve, authorize or ratify the execution of any of the definitive documents in respect of the Permitted Equity Financing.
(iii)   At the Closing, the Buyer shall be permitted to consummate the Permitted Equity Financing, and issue the equity contemplated thereunder, in accordance with the terms and conditions of the Permitted Equity Subscription Agreements.
(d)   Backstop of Redemptions.   In the event of any Buyer Share Redemptions requiring payments from the Trust Account, the Buyer shall (i) first, exercise its rights to consummate the Permitted Equity Financing in accordance with the terms and conditions of the Permitted Equity Subscription Agreements and apply the Permitted Equity Financing Proceeds to fund such Buyer Share Redemptions, or if such Buyer Share Redemptions are funded from the Trust Amount, to fund the payment obligations of the Buyer in accordance with Article III hereof (including as Available Closing Date Equity), and (ii) solely to the extent the amount of Buyer Share Redemptions requiring payments from the Trust Account is greater than the Permitted Equity Financing Proceeds, concurrently therewith, exercise its rights under the Backstop Agreement, subject to the terms and conditions thereof, to cause NBOKS to subscribe for additional shares of Buyer Class A Common Stock in an aggregate subscription amount equal to (x) $300,000,000 less (y) the Permitted Equity Financing Proceeds actually funded at Closing, or such lesser amount which is then available to Buyer under the Backstop Agreement in accordance with its terms. To the extent that the payments required to fund the Buyer Share Redemptions exceed $300,000,000 ((plus by the amount by which Available Closing Date Equity is less than the Minimum Cash Amount in the event that the Company elects to waive the condition set forth in Section 11.3(c) (such excess, the “Unfunded Redemption Amount”)), such Unfunded Redemption Amount shall reduce cash proceeds to the Company Equityholders as set forth herein. The Buyer shall not modify or waive any provision of the Backstop Agreement in any manner adverse to Buyer’s rights thereunder without the prior written consent of the Company.
Section 8.16   Affiliate Obligations.   On or before the Closing Date, except for this Agreement, the Elliott Blocker Notes and any Ancillary Agreements, (i) each Blocker shall take all actions necessary to cause all Liabilities and obligations of such Blocker under any Blocker Affiliated Transaction to be terminated in full without any further force and effect and without any cost to or other Liability to or obligations of such Blocker or the Buyer and (ii) the Company shall take all actions necessary to cause all Liabilities and obligations of the Group Companies under any Affiliated Transaction to be terminated in full without any further force and effect and without any cost to or other Liability to or obligations of any Group Company or the Buyer.
Section 8.17   280G.   Prior to the Closing, the Company shall use commercially reasonable efforts to (i) obtain an executed waiver from each Person who is a “disqualified individual” (as defined in Section 280G of the Code) of that portion of any payments or economic benefits received or payable to such Person that is reasonably expected to constitute “parachute payments” (as defined in Section 280G(b) of the Code) (the “Waived 280G Benefits”), and (ii) solicit the approval of its shareholders of any Waived 280G Benefits, in a manner that complies with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. The Company shall forward to the Buyer at least seven (7) days prior to distribution to the intended recipients, copies of all documents prepared by the Company in connection with this Section 8.17 (including supporting analysis and calculations, form of waiver agreement, equityholder consent and disclosure statement) for the Buyer’s review and comment, and the Company shall incorporate all reasonable comments received from the Buyer on such documents at least two (2) days prior to the distribution to the intended recipients. Prior to the Closing, the Company shall deliver to the Buyer evidence of the results of such vote. Such shareholder approval, if obtained, shall establish the disqualified individual’s right to receive or retain the Waived 280G Benefits, such that if such shareholder approval is not obtained, no portion of the Waived 280G Benefits shall be paid, payable, received or retained.
Section 8.18   No Buyer Stock Transactions.   During the Pre-Closing Period, except as otherwise contemplated hereby, neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of the Buyer without the prior written consent of the Buyer.
Section 8.19   Domestication.   Subject to receipt of the Required Vote, prior to the Closing, the Buyer shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Buyer and the Company, together with the Buyer Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Law (2020 Revision) in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands and the Buyer shall complete and make all filings required to be made with the SEC and the Stock Exchange to list Buyer Class A Common Stock on the Stock Exchange. Immediately prior to the Closing, the Buyer shall adopt the Buyer Bylaws, in substantially the form attached hereto as Exhibit D, as its bylaws until thereafter amended in accordance with the provisions thereof, the Buyer Certificate of Incorporation and the DGCL.

In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Buyer Shareholder, (i) each Buyer Class A Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Buyer Class A Common Stock and (ii) each Buyer Class B Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Buyer Class A Common Stock. The Equityholder Representative and the Company shall reasonably cooperate with the Buyer with respect to the Domestication.
Section 8.20   Name Change.   In connection with the Domestication, the Buyer shall change its name to “E2open Parent Holdings, Inc.”
Section 8.21   Buyer Warrants.   By virtue of the Domestication and without any action on the part of any holder of Buyer Warrants, each Buyer Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.3(a) of the Warrant Agreement, automatically and irrevocably be modified to provide that such Buyer Warrant shall entitle the holder thereof to acquire shares of Buyer Class A Common Stock rather than Buyer Class A Ordinary Shares (after giving effect to the Domestication).
Section 8.22   Buyer Written Consent.   Within one (1) day of the Effective Date, the Buyer, as the sole member of Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3, Blocker Merger Sub 4, Blocker Merger Sub 5, Blocker Merger Sub 6 and Company Merger Sub shall deliver to the Company a written consent for each of the foregoing, evidencing the approval of this Agreement and the applicable Mergers.
Section 8.23   Exclusivity.
(a)   From the Effective Date until the earlier of the Closing or the termination of this Agreement in accordance with Section 12.1, the Blockers and their respective controlled Affiliates and the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective representatives not to, directly or indirectly, (a) solicit, initiate or take any action to knowingly facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than the Buyer and the Sponsor (and their respective representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or would reasonably be expected to lead to, a Competing Transaction; (b) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (c) furnish (including through any virtual data room) any information relating to the Blockers or any Group Company or any of their assets or businesses, or afford access to the assets, business, properties, books or records of the Blockers or any Group Company to a Competing Buyer, in all cases for the purpose of assisting with or facilitating, or that would otherwise reasonably be expected to lead to, a Competing Transaction; (d) approve, endorse or recommend any Competing Transaction; or (e) enter into a Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Competing Transaction or publicly announce an intention to do so.
(b)   From the Effective Date, until the earlier of the Closing or the termination of this Agreement in accordance with Section 12.1, the Buyer, the Sponsor and their respective Affiliates shall not, and shall cause their respective representatives not to, directly or indirectly, (a) solicit, initiate or take any action to knowingly facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from the Buyer, the Sponsor, any Person or group of Persons other than the Company and the Company Equityholders that may constitute, or would reasonably be expected to lead to, a Buyer Competing Transaction; (b) enter into, participate in, continue or otherwise engage in, any discussions or negotiations regarding a Buyer Competing Transaction; (c) commence due diligence with respect to any Person, in all cases for the purpose of assisting with or facilitating, or that would otherwise reasonably be expected to lead to, a Buyer Competing Transaction; (d) approve, endorse or recommend any Buyer Competing Transaction; or (e) enter into a Buyer Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Buyer Competing Transaction or publicly announce an intention to do so.
Section 8.24   Registration.   In the event that the shares of Buyer Class A Common Stock and Buyer Class B Common Stock are not registered in connection with the consummation of the transactions contemplated by this Agreement pursuant to the Investor Rights Agreement, Buyer shall use reasonable best efforts to include all Buyer Class A Common Stock issued hereunder pursuant to Section 3.5 to be included in the Registration Statement (as defined in the Subscription Agreements) in accordance with Section 7 of the Subscription Agreements.
Section 8.25   Permitted Acquisitions.   The Company shall reasonably cooperate with, and keep the Buyer reasonably informed of, any Permitted Acquisition. In furtherance of the foregoing, the Company shall provide the Buyer with drafts of all material documentation related to, or to be entered into in connection with, any such Permitted Acquisition (including any amendment thereto), and provide Buyer with a reasonable opportunity to review and comment on all such documentation and consider in good faith all reasonable Buyer comments thereto. Notwithstanding the foregoing, all such documentation shall be consistent with the terms of the Buyer’s consent to such Permitted Acquisition (including as set forth on Schedule 1.5) and any deviations to such terms shall require the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed). No Group Company shall be permitted to enter into a Permitted Acquisition to the extent such Permitted Acquisition would reasonably be expected to materially delay or materially impair the transactions contemplated hereby, including under this Agreement. Without limiting the foregoing, no Group Company shall be permitted to enter into any Permitted Acquisition that would delay the preparation, filing or effectiveness of the Form S-4.
Section 8.26   Pre-Closing Reorganization.   Prior to the Closing, either of EALP or EILP, or both of them, may, at their option, contribute 100% of their interests in Elliott Eagle Blocker to one or more entities designated by EALP or EILP, as the case may be (the “Elliott Reorganization Transferees”), in their sole and absolute discretion (a “Pre-Closing Reorganization”); provided that, nothing in this Section 8.26 shall permit EALP or EILP to, in connection with a Pre-Closing Reorganization, cease to hold, directly or indirectly, the membership interests in Elliott Eagle Blocker that such parties hold as of the date hereof; and provided, further, that EALP and EILP shall, in connection with any Pre-Closing Reorganization, transfer the Elliott Blocker Notes to the applicable Elliott Reorganization Transferees. In connection with any Pre-Closing Reorganization, the applicable Elliott Reorganization Transferees shall be obligated to execute a joinder agreement whereby each such Elliott Reorganization Transferee agrees to be bound under this Agreement with all of the rights and obligations of a “Elliott Blocker Owner” hereunder and to execute and deliver all documentation required to be delivered by an Elliott Blocker Owner hereunder.
Section 8.27   Lock-Up Agreements.   In furtherance of Section 8.24, the Company shall use reasonable best efforts to deliver at Closing Lock-Up Agreements, duly executed by each Company Optionholder and Company Unitholder that will not be party to the Investor Rights Agreement or a Lock-Up Agreement at Closing.
Section 8.28   Termination of Certain Transactions.   Subject to the conditions set forth on Schedule 4.21, the Company will take the action set forth on Schedule 4.21.
ARTICLE IX
ADDITIONAL AGREEMENTS
Section 9.1   Access to Books and Records.   From and after the Closing, the Buyer and its Affiliates shall make or cause to be made available to the Equityholder Representative (at the Equityholder Representative’s sole expense) all books, records, and documents relating to periods prior to the Closing Date of any Blocker or any Group Company (and the assistance of employees responsible for such books, records and documents) during regular business hours and upon reasonable prior written request as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Proceeding (other than an actual or potential Proceeding (i) brought or threatened to be brought by the Equityholder Representative or the Company arising under this Agreement or (ii) brought or threatened to be brought by the Buyer or its Affiliates against the Equityholder Representative, any Blocker Owner or any Group Company arising under this Agreement), (b) preparing reports to Governmental Entities or (c) such other purposes (that do not involve an actual or potential Proceeding brought by the Equityholder Representative or their Affiliates against the Buyer or by the Buyer or its Affiliates against the Equityholder Representative relating to or arising out of this Agreement) for which access to such documents is reasonably necessary. The Buyer shall (at the Company’s sole expense) cause each Group Company to maintain and preserve all such books, records and other documents in the possession of the

Group Companies as of the Closing Date for the greater of (i) six (6) years after the Closing Date and (ii) any applicable statutory or regulatory retention period, as the same may be extended. Notwithstanding anything herein to the contrary, the Buyer shall not be required to provide any access or information to the Equityholder Representative or any of its respective representatives, which the Buyer reasonably believes, upon the advice of counsel, constitutes information protected by attorney-client privilege or which would violate any obligation owed to a third party under Contract or Law. This Section 9.1 shall not apply to Taxes or Tax matters, which are the subject of Section 10.1.
ARTICLE X
TAX MATTERS
Section 10.1   Certain Tax Matters.
(a)   Preparation of Tax Returns.
(i)   The Buyer shall prepare, or cause to be prepared, at the cost and expense of the Company all income Tax Returns with respect to Pass-Through Income Taxes of each Group Company for any taxable period ending on or before the Closing Date and any Straddle Period, in each case, that are due after the Closing Date (taking into account applicable extensions). Each such Tax Return shall be prepared in a manner consistent with the Group Companies’ past practice except to the extent not “more likely than not” to be upheld under applicable Law. Each such Tax Return shall be submitted to the Equityholder Representative for review no later than thirty (30) days prior to the due date for filing such Tax Return (taking into account applicable extensions). The Buyer shall incorporate, or cause to be incorporated, all reasonable comments received from the Equityholder Representative no later than ten (10) days prior to the due date for filing any such Tax Return (taking into account applicable extensions) and the Buyer will cause such Tax Returns to be timely filed and will provide a copy of such filed Tax Returns to the Equityholder Representative.
(ii)   Notwithstanding the foregoing, each Tax Return described in this Section 10.1(a) for a taxable period that includes the Closing Date (i) for which the “interim closing method” under Section 706 of the Code (or any similar provision of state, local or non-U.S. Law) is available shall be prepared in accordance with such method and (ii) for which an election under Section 754 of the Code (or any similar provision of state, local or non-U.S. Law) may be made shall make such election. Notwithstanding anything herein to the contrary, the Company Equityholders or Blocker Owners, as applicable, at their sole cost and expense, shall be solely responsible for filing all of the Tax Returns required to be filed by the Company Equityholders or Blocker Owners, as applicable, and paying all of the Taxes due and owing by the Company Equityholders or Blocker Owners, as applicable (including to the extent attributable to income of any Group Company that flows up to the Company Equityholders).
(b)   For purposes of determining whether the following Taxes are attributable to a Pre-Closing Tax Period:
(i)   in the case of property Taxes and other similar periodic Taxes imposed for a Straddle Period, the amounts that are allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period;
(ii)   in the case of Taxes imposed on any Group Company (or the Buyer or any of its Affiliates as a result of its direct or indirect ownership of an Group Company) or Blocker as a result of income of any Flow-Thru Entity realized on or prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends as of the end of the day on the Closing Date and closed its books), such Taxes shall be treated as Taxes of an Group Company for a Pre-Closing Tax Period;
(iii)   in the case of all other Taxes for a Straddle Period (including Taxes based on or measured by income, receipts, payments, or payroll (to the extent not covered by clauses (i)-(ii) above)), the amount allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the end of the day on the Closing Date using a “closing of the books” methodology; provided that for purposes of this clause (iii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes;
(iv)   in the case of Taxes in the form of interest, penalties or additions, all such Taxes shall be treated as attributable to a Pre-Closing Tax Period to the extent relating to a Tax for a Pre-Closing Tax Period (determined in accordance with clauses (i)-(iii) above) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date; and
(v)   all Transaction Tax Deductions will, in each case, be allocated and attributable to a Pre-Closing Tax Period, to the extent permitted by applicable Law at a “more likely than not” or higher level of comfort.
(c)   Each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party, in connection with the preparation and filing of Tax Returns pursuant to Section 10.1(a) and any examination or other Proceeding with respect to Taxes or Tax Returns of any Group Company or Blocker. Such cooperation shall include the provision of records and information that are reasonably relevant to any such audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, the Company, the Blockers, the Company Equityholders and the Blocker Owners shall (and the Company Equityholders and Blocker Owners shall cause their respective Affiliates to) retain all books and records with respect to Tax matters pertinent to the Group Companies or Blockers relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Equityholders’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority. Each Party shall furnish the other Parties with copies of all relevant correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Taxes for which the other may have an indemnification obligation under this Agreement. The Company Equityholders and Blocker Owners shall (and shall cause their respective Affiliates to) provide any information reasonably requested to allow the Buyer or any Group Company or Blocker to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement. For the avoidance of doubt, this Section 10.1(c) shall not apply to any dispute or threatened dispute among the Parties.
(d)   The Buyer shall cause the Company and Blockers, as applicable, to prepare and file, or cause to be prepared and filed, all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, the Company Equityholders, the Blocker Owners, the Company, the Blockers and the Buyer will, and will cause their respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax.
(e)   The Parties acknowledge and agree that for U.S. federal and, as applicable, state and local Tax purposes, they intend that (i) the transactions contemplated by this Agreement (A) be treated as a sale as of the Closing Date of Company Units by the Company Equityholders to the Buyer and a purchase of such Company Units by the Buyer from the Company Equityholders (the “Sale”), in exchange for the sum in cash, and allocated as between the Company Equityholders, as set forth in the Allocation Schedule in a transaction described in Section 741 of the Code (and any similar applicable state or local provisions of Tax Law) and (B) give rise to an adjustment to the Buyer’s basis in the direct and indirect assets of the Company pursuant to Section 743 of the Code (and, in each case, any equivalent adjustments for applicable state and local income Tax purposes), (ii) the Sale be governed by the first sentence of each of Treasury Regulations Section 1.197-2(h)(12)(i) and Section 1.197-2(h)(12)(v)(A), (iii) the contribution by the Buyer of the Buyer Contribution Amount contemplated by Section 3.2(e) be treated as a contribution of an amount of cash equal to the Buyer Contribution Amount by the Buyer to the Company governed by Section 721 of the Code (and any similar applicable state or local provisions of Tax Law), (iv) the Domestication qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (v) each Blocker Merger and the corresponding Buyer Merger, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (vi) this Agreement be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Section 368 of the Code with respect to each of the Domestication and each of the reorganizations described in clause (v) (collectively, the “Intended Tax Treatment”), and (vii) none of the Buyer Parties, the Group Companies, the Buyer, the Blockers, the Company Equityholders or the Blocker Owners shall take any action, or fail to take any action, that would reasonably be expected to cause each Blocker Merger and the corresponding Buyer Merger, taken together, to fail to qualify for the Intended Tax Treatment.
(f)   Within one hundred twenty (120) days following the Closing Date, (i) the Buyer will prepare, and deliver to the Equityholder Representative, an allocation statement allocating the Adjusted Aggregate Cash Amount and any other amounts treated as consideration for U.S. federal income Tax purposes (the “Aggregate Consideration”) (A) among the equity interests of each Blocker and the Company Units acquired by Buyer pursuant to this Agreement and (B) with respect to the amount allocated to the Company Units pursuant to clause (A), among the assets of the Company and the Company Subsidiaries that are classified as entities that are disregarded as separate from the Company for U.S. federal income Tax purposes, in each case, in accordance with Section 1060 of the Code (and any other applicable section of the Code), the Treasury Regulations thereunder (and any similar provision of state or local Law) and the methodologies set forth on Schedule 10.1(f) (the “Allocation”) and (ii) the Equityholder Representative will prepare, and deliver to the Buyer, a balance sheet, as of the Closing Date, that sets out the Tax basis of the assets then owned by the Company and the Company Subsidiaries that are classified as entities that are disregarded as separate from the Company for U.S. federal income Tax purposes on the Closing Date and the amount of the liabilities of the Company and such Company Subsidiaries on the Closing Date (the “Tax Basis Balance Sheet”). The Allocation shall contain sufficient detail to permit the Parties to make the computations and adjustments required under Sections 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder. Within twenty (20) days after the receipt of the Tax Basis Balance Sheet and Allocation, the receiving Party will propose any changes or will indicate its concurrence therewith. If the Buyer and the Equityholder Representative do not agree with the Tax Basis Balance Sheet or Allocation, then the Buyer and the Equityholder Representative shall attempt in good faith to reach agreement on the Tax Basis Balance Sheet or the Allocation, as applicable, in a manner consistent with applicable income Tax Law. If the Buyer and the Equityholder Representative cannot reach agreement on the Tax Basis Balance Sheet or the Allocation within fifteen (15) days after receipt of the other Party’s proposed changes, then the Buyer and the Equityholder Representative shall submit the dispute to the Valuation Firm or, if unavailable, another nationally recognized accounting firm mutually acceptable to the Buyer and the Equityholder Representative (the “Tax Accounting Firm”) for resolution, acting as an accounting expert (and not as an arbitrator). For this purpose, (i) the Tax Accounting Firm may not assign a value to any disputed item greater than the greatest value for such disputed item claimed by any party or less than the lowest value for such disputed item claimed by any party and (ii) all fees and expenses relating to the work, if any, to be performed by the Tax Accounting Firm will be allocated between the Buyer, on the one hand, and the Company Equityholders, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Tax Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Tax Accounting Firm) bears to the total amount of such disputed items so submitted. The Tax Basis Balance Sheet and the Allocation, as agreed to by the Buyer and the Equityholder Representative or as finally determined by the Tax Accounting Firm, as the case may be, shall be binding on all Parties (the “Final Tax Basis Balance Sheet” and the “Final Allocation,” respectively).
(g)   The Parties shall, and shall cause each of their respective applicable Affiliates to: (1) prepare and file all Tax Returns consistent with the Final Tax Basis Balance Sheet, Final Allocation and Intended Tax Treatment (collectively, the “Tax Positions”); (2) take no position in any communication (whether written or unwritten) with any Governmental Entity or any other action inconsistent with the Tax Positions; (3) promptly inform each other of any challenge by any Governmental Entity to any portion of the Tax Positions; and (4) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge to any portion of the Tax Positions.
(h)   Without the prior written consent of the Buyer, the Company Equityholders and the Company shall not, and shall cause their respective Affiliates not to, make or cause to be made any election under Treasury Regulations Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) with respect to any Group Company. With respect to any audit, examination or other Proceeding of any Group Company for any Pre-Closing Tax Period and for which the election provided for in Section 6226 of the Code (or any similar provision of state, local, or non-U.S. Laws) is available, the Company Equityholders and the Company shall, or shall cause their respective applicable Affiliates to, timely make, and to the extent required, fully cooperate with the Buyer and the Company to make, all such available elections in accordance with applicable Laws. The Company Equityholders and the Company shall, and shall cause their respective applicable Affiliates to, comply with all applicable Laws with respect to the making and implementation of any such election.
(i)   In the event of any proposed audit, adjustment, assessment, examination, claim or other controversy or proceeding relating to Pass-Through Income Taxes for any Pre-Closing Tax Period (a “Tax Contest”), the Buyer will, or will cause the applicable Group Company to, within 15 days of becoming aware of such Tax Contest, notify the Equityholder Representative of such Tax Contest; provided, that no failure or delay of Buyer in providing such notice shall reduce or otherwise affect the obligations of the Company Equityholders pursuant to this Agreement, except to the extent that the Company Equityholders are materially and adversely prejudiced as a result of such failure or delay. Buyer or the applicable Group Company shall endeavor in good faith to include, to the extent reasonably practicable, in such notice any written notice or other documents received from any Governmental Entity with respect to such Tax Contest. The Buyer will control the contest or resolution of any such Tax Contest; provided, the Buyer will obtain the prior consent of the Equityholder Representative (which consent will not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim to the extent doing so would reasonably be expected to have a disproportionate adverse impact on the Company Equityholders as compared with the Buyer and its Affiliates (including the Company and its Subsidiaries after the Closing Date); provided, further, the Equityholder Representative will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, in each case the fees and expenses of which will be borne solely by the Company Equityholders.
(j)   After the Closing, the Buyer and its Affiliates (including the Group Companies) will not, without the consent of the Equityholder Representative (which consent will not be unreasonably withheld, conditioned or delayed), (a) amend or otherwise modify any income Tax Return with respect to Pass-Through Income Taxes for Pre-Closing Tax Periods, (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Pass-Through Income Taxes for Pre-Closing Tax Periods, or (c) make or change any income election or accounting method or practice with respect to Pass-Through Income Taxes for Pre-Closing Tax Periods; provided that, in each case the Equityholder Representative’s withholding, conditioning or delaying of consent over any such action shall be deemed to be unreasonable to the extent that such action is required under applicable Law.
ARTICLE XI
CONDITIONS TO OBLIGATIONS OF PARTIES
Section 11.1   Conditions to the Obligations of Each Party.   The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver, as of the Closing Date, of each of the following conditions:
(a)   Hart-Scott-Rodino Act.   The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

(b)   No Orders or Illegality.   There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.
(c)   Required Vote.   The Required Vote shall have been obtained.
(d)   Form S-4.   The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Form S-4, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.
(e)   Buyer Governing Documents.   The Buyer Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware and the Buyer shall have adopted the Buyer Bylaws.
Section 11.2   Conditions to the Obligations of the Buyer and the Merger Subs.   The obligations of the Buyer and each Merger Sub to consummate the transactions to be performed by the Buyer in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:
(a)   Representations and Warranties.
(i)   The representations and warranties of the Group Companies set forth in Article IV hereof (other than the Company Fundamental Representations) and of the Blockers set forth in Article V hereof (other than the Blocker Fundamental Representations), in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein (other than in respect of the defined term “Material Contract”), shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Material Adverse Effect; and
(ii)   the Company Fundamental Representations and the Blocker Fundamental Representations, in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein, shall be true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, immaterial inaccuracies.
(b)   Performance and Obligations of the Company, Equityholder Representative and the Blockers. The respective covenants and agreements of the Company, the Equityholder Representative and the Blockers to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)   Material Adverse Effect.   Since the Effective Date, there has been no Material Adverse Effect.
(d)   Officers Certificate.   The Company and each Blocker shall deliver to the Buyer a duly executed certificate from an authorized Person of (x) the Company (the “Company Bring-Down Certificate”) and (y) each Blocker (a “Blocker Bring-Down Certificate”), in each case, dated as of the Closing Date, certifying, (i) with respect to the Company, that the conditions set forth in Section 11.2(a), (b) and (c) have been satisfied with respect to the Company and (ii) with respect to each Blocker, that the conditions set forth in Section 11.2(a) and (b) have been satisfied with respect to such Blocker.
(e)   Ancillary Agreements.   The Company shall have delivered to the Buyer a counterpart signature page to the Company A&R LLCA duly executed by the Company, and counterpart signature pages to the Investor Rights Agreement duly executed by the Insight Member, the Insight Blocker Owners, and the Elliott Blocker Owners.
(f)   Minimum Cash Amount.   The Available Closing Date Equity shall be equal to or greater than the Minimum Cash Amount less one hundred million dollars ($100,000,000).

Section 11.3   Conditions to the Obligations of the Blockers and the Company.   The obligation of the Blockers and the Company to consummate the transactions to be performed by the Blockers and the Company, as applicable, in connection with the Closing is subject to the satisfaction or written waiver by the Company, at or prior to the Closing Date, of each of the following conditions:
(a)   Representations and Warranties.
(i)   The representations and warranties of the Buyer set forth in Article VI (other than the Buyer Fundamental Representations), in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct when taken as a whole, would have a material adverse effect on the Buyer.
(ii)   The Buyer Fundamental Representations in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, immaterial inaccuracies.
(b)   Performance and Obligations of the Buyer.   The covenants and agreements of the Buyer Parties to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c)   Minimum Cash Amount.   The Available Closing Date Equity shall be equal to or greater than the Minimum Cash Amount.
(d)   Officers Certificate.   The Buyer shall deliver to the Company, a duly executed certificate from a director or an officer of the Buyer (the “Buyer Bring-Down Certificate”) dated as of the Closing Date, certifying that the conditions set forth in Section 11.3(a), Section 11.3(b) and Section 11.3(c) have been satisfied.
(e)   Buyer Share Redemption.   The Buyer Share Redemptions shall have been completed in accordance with the terms hereof, the applicable Buyer Governing Documents, the Trust Agreement and the Form S-4.
(f)   Trust Account.   The Buyer shall have used reasonable best efforts to have made all necessary and appropriate arrangements with the Trustee to have all of the remaining funds from the Trust Account available to the Surviving Company.
(g)   Listing.   The Buyer Class A Common Stock shall be listed on the Stock Exchange.
(h)   Ancillary Agreements.   The Buyer shall have delivered to the Equityholder Representative counterpart signature pages to the Company A&R LLCA and the Tax Receivable Agreement duly executed by the Buyer, and counterpart signature pages to the Investor Rights Agreement duly executed by the Buyer, the Sponsor, and the Founder Holders (as defined in the Investor Rights Agreement).
Section 11.4   Frustration of Closing Conditions.   None of the Blockers, the Company or the Buyer may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to cause the closing conditions of each such other Party to be satisfied.
Section 11.5   Waiver of Closing Conditions.   Upon the occurrence of the Closing, any condition set forth in this Article XI that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.
ARTICLE XII
TERMINATION
Section 12.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing only as follows:

(a)   by the mutual written consent of the Company and the Buyer;
(b)   by either the Company or the Buyer by written notice to the other Party if any Governmental Entity has enacted any Law which has become final and non-appealable and has the effect of making the consummation of the transactions contemplated hereby illegal or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement hereof results in or causes such final, non-appealable Order or other action;
(c)   by either the Company or the Buyer by written notice to the other if the consummation of the transactions contemplated hereby shall not have occurred on or before April 14, 2021 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 12.1(c) shall not be available to any Party then in material breach of its representations, warranties, covenants or agreements under this Agreement;
(d)   by the Company, if the Buyer or any Merger Sub breaches in any material respect any of its representations or warranties contained herein or breaches or fails to perform in any material respect any of its covenants contained herein, which breach or failure to perform (i) would render a condition precedent to the Company’s and Blocker’s obligations to consummate the transactions set forth in Section 11.1 or Section 11.3 hereof not capable of being satisfied and (ii) after the giving of written notice of such breach or failure to perform to the Buyer by the Company, cannot be cured or has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) Business Days after receipt of such written notice and the Company has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 12.1(d) shall not be available to the Company if the Company, any Blocker or the Equityholder Representative is then in material breach of any representation, warranty, covenant or agreement contained herein;
(e)   by the Buyer, if the Company or any Blocker breaches in any material respect any of their representations or warranties contained herein or the Company, any Blocker or the Equityholder Representative breaches or fails to perform in any material respect any of its covenants contained herein, which breach or failure to perform (i) would render a condition precedent to the Buyer’s and Merger Subs’ obligations to consummate the transactions set forth in Section 11.1 or Section 11.2 hereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Equityholder Representative by the Buyer, cannot be cured or has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) Business Days after the delivery of such written notice (in which case the Outside Date shall automatically be extended until the end of such thirty (30) Business Day period) and the Buyer has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 12.1(e) shall not be available to the Buyer if the Buyer or any Merger Sub is then in material breach of any representation, warranty, covenant or agreement contained herein; or
(f)   by Buyer if the Company Written Consent or any Blocker Written Consent shall not have been obtained and delivered to Buyer within one (1) day of the Effective Date.
Section 12.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 12.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided that (a) the Confidentiality Agreement and the agreements contained in Section 8.10(a), Section 8.12, this Section 12.2 and Article XIII hereof survive any termination of this Agreement and remain in full force and effect and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its Fraud or its willful and material breach of this Agreement.
ARTICLE XIII
MISCELLANEOUS
Section 13.1   Amendment and Waiver.   No amendment of any provision hereof shall be valid unless the same shall be in writing and signed by the Buyer, the Company, and the Equityholder Representative.

No waiver of any provision or condition hereof shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence. No amendment or waiver to this Section 13.1 or Section 8.13(c), Section 13.3, Section 13.7 or Section 13.12 or defined term used therein (or to any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section or defined term used therein) that is adverse in any respect to a Debt Financing Source shall be effective as to such Debt Financing Source without the written consent of such Debt Financing Source.
Section 13.2   Notices.   All notices, demands, requests, instructions, claims, consents, waivers and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment), received by e-mail (having obtained electronic delivery confirmation thereof, not to be unreasonably withheld, conditioned or delayed) prior to 5:00 p.m. Eastern Time on a Business Day, and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 13.2, notices, demands and communications to the Company, the Buyer, and Equityholder Representative shall be sent to the addresses indicated below (or to such other address or addresses as the Parties may from time to time designate in writing):
Notices to the Buyer Parties: CC Neuberger Principal Holdings I 200 Park Avenue, 58th Floor New York, NY 10166 Attention: Douglas Newton E-mail: newton@cc.capital with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Jessica T. Murray
E-mail:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
jessica.murray@kirkland.com

Notices to Equityholder Representative: Insight Venture Partners, LLC 1114 Avenue of the Americas, 36th Floor New York, NY 10036 Attention: Blair Flicker Email: bflicker@insightpartners.com with copies to (which shall not constitute notice):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
E-mail:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

Notices to the Blockers and to the Company:
c/o E2open, LLC
9600 Great Hills Trail, Suite 300E
Austin, TX 78759
Attention:
Michael Farlekas
Laura Fese
Email:
Michael.Farlekas@e2open.com
Laura.Fese@e2open.com

with copies to (which shall not constitute notice):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
E-mail:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

Notices to the Surviving Company and, following the Closing, the Buyer:	with copies to (which shall not constitute notice):
c/o E2open, LLC 9600 Great Hills Trail, Suite 300E Austin, TX 78759 Attention: Michael Farlekas Laura Fese Email: Michael.Farlekas@e2open.com Laura.Fese@e2open.com
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
E-mail:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

and
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Jessica T. Murray
E-mail:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
jessica.murray@kirkland.com

Section 13.3   Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of the other Parties; provided that any Group Company may assign its rights under this Agreement to the Debt Financing Sources as collateral security. Any purported assignment or delegation not permitted under this Section 13.3 shall be null and void.
Section 13.4   Severability.   Whenever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision hereof or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions hereof. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part hereof a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.
Section 13.5   Interpretation.   The headings and captions used herein and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth herein. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used herein, shall refer to this Agreement as a whole and not to any particular provision hereof. References herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits hereof. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 13.5 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified;

provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided that with respect to any Contract listed (or required to be listed) on the Disclosure Schedules, all material amendments thereto (or with respect to customer or supplier Contracts, only those amendments that include a restrictive covenant or place any other material restriction on the ability of any Group Company to operate) (for the avoidance, excluding in either case any purchase orders, work orders or statements of work) must also be listed on the appropriate section of the applicable schedule and disclosed. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” References to the Group Companies as a whole, any Group Company, or the operations, business or assets of any Group Company, solely for purposes of Article IV as of any date prior to the date a Permitted Acquisition was consummated, will be deemed not to include any Person or business acquired in connection with such Permitted Acquisition or the business, operations, assets or liabilities thereof. An accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts herein are stated and shall be paid in United States dollars. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used herein shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information or materials shall be deemed provided, made available or delivered to the Buyer if such information or materials have been uploaded to the electronic data room maintained by the Company and its financial advisor on the “Insight FY2020” online data site hosted by Venue at http://www.dfsvenue.com/ for purposes of the transactions contemplated hereby (the “Data Room”) or otherwise provided to the Buyer’s representatives (including counsel) via e-mail, in each case with respect to the representations and warranties contained in Article IV and Article V, at least one (1) Business Day prior to the Effective Date.
Section 13.6   Entire Agreement.   This Agreement, the Ancillary Agreements and the Confidentiality Agreement (together with the Schedules and Exhibits to this Agreement) contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether written or oral, relating to such subject matter in any way. The Parties have voluntarily agreed to define their rights and Liabilities with respect to the transactions contemplated hereby exclusively pursuant to the express terms and provisions hereof, and the Parties disclaim that they are owed any duties or are entitled to any remedies not set forth herein. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.
Section 13.7   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability hereof, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH

LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 13.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity. Notwithstanding anything to the contrary contained herein, (a) any right or obligation with respect to any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by and construed in accordance with the law of the State of New York, (b) each party hereto hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum, and (c) each party hereto hereby waives any right it may have to a trial by jury in respect to any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise.
Section 13.8   Non-Survival.   None of the representations, warranties, covenants or agreements set forth herein or in any certificate delivered pursuant to this Agreement including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for (i) those covenants and agreements that by their terms contemplate performance, in each case, in whole or in part after the Closing, and then only with respect to the period following the Closing (including any breaches occurring after the Closing), which shall survive until thirty (30) days following the date of the expiration, by its terms of the obligation of the applicable Party under such covenant or agreement. Notwithstanding anything to the contrary contained herein, none of the provisions set forth herein shall be deemed a waiver by any Party of any right or remedy which such Party may have at Law or in equity in the case of Fraud.
Section 13.9   Trust Account Waiver.   Each of the Company, each Blocker and the Equityholder Representative acknowledge that the Buyer has established the Trust Account for the benefit of its public Buyer Shareholders, which holds proceeds of its initial public offering. For and in consideration of the Buyer entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, each Blocker and the Equityholder Representative, for itself and the Affiliates and Persons it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to (i) the public Buyer Shareholders upon the redemption of their shares and (ii) the underwriters of Buyer’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), and hereby waives any claims it has or may have at any time solely against the Trust Account (including the Trust Distributions) as a result of, or arising out of, any discussions, Contracts or agreements (including this Agreement) among the Buyer and the Company or the Company’s Equityholders and will not seek recourse against the Trust Account (including the Trust Distributions) for any reason whatsoever; provided that nothing in this Section 13.9 shall limit any right to specifically enforce this Agreement pursuant to Section 13.11.   The Company, each Blocker and the Equityholder Representative agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by the Buyer and the Sponsor to induce the Buyer to enter into this Agreement, and the Company, each Blocker and the Equityholder Representative further intend and understand such waiver to be valid, binding and enforceable against the Company, each Blocker and the Equityholder Representative and each of their respective Affiliates and Persons that they have the authority to bind under applicable Law. To the extent that the Company, any Blocker or the Equityholder Representative or any of their respective Affiliates or Persons that they have the authority to bind commences any Proceeding against the Buyer or any of its

Affiliates based upon, in connection with, relating to or arising out of any matter relating to the Buyer or its representatives, which proceeding seeks, in whole or in part, monetary relief against the Buyer or its representatives, the Company, each Blocker and the Equityholder Representative hereby acknowledge and agree that their respective and their respective Affiliates’ sole remedy shall be against assets of the Buyer not in the Trust Account and that such claim shall not permit the Company, any Blocker or the Equityholder Representative or such Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including the Trust Distributions) or any amounts contained in the Trust Account while in the Trust Account. Notwithstanding the foregoing, nothing in this Section 13.9 shall serve to limit or prohibit (i) the Company’s, each Blocker’s, any Company Unitholder’s, any Company Optionholder’s or the Equityholder Representative’s right to pursue a claim against the Buyer for legal relief against assets held outside the Trust Account or pursuant to Section 13.11 for specific performance or other non-monetary relief, or (ii) any claims that the Company, any Blocker, any Company Unitholder, any Company Optionholder or the Equityholder Representative may have in the future against the Buyer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (other than the Trust Distributions) and any assets that have been purchased or acquired with any such funds) other than as contemplated by this Agreement,.
Section 13.10   Counterparts; Electronic Delivery.   This Agreement, the Ancillary Agreements and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by e-mail, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of e-mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or e-mail as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.
Section 13.11   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event any of the provisions hereof are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that each other Party shall be entitled to specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions hereof and to enforce specifically this Agreement or any Ancillary Agreement to the extent expressly contemplated herein or therein and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in accordance with this Section 13.11 shall not be required to provide any bond or other security in connection with any such injunction.
Section 13.12   No Third-Party Beneficiaries.   This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than (x) Non-Party Affiliates, each of whom is an express third-party beneficiary hereunder to the provisions of Section 13.14 and (y) the Indemnified Persons, each of whom is an express third-party beneficiary hereunder to the provisions of Section 8.15). Notwithstanding the foregoing and anything to the contrary contained herein, each Debt Financing Source is intended to be, and shall be, an express third-party beneficiary of this Section 13.12 and Sections 8.13(c), 13.1, 13.3, and 13.7.
Section 13.13   Schedules and Exhibits.   All Schedules and Exhibits attached hereto or referred to herein are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein and (b) qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of the Schedules shall be deemed disclosed in each other Section of the applicable Schedule to which such fact or item may apply so long as (x) such other Section is referenced by applicable cross-reference or (y) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section or portion of the Schedule. The headings contained in the Schedules are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Schedules. The Schedules shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described herein. Any fact or item, including the specification of any dollar amount, disclosed in the Schedules shall not by reason only of such inclusion (x) be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes hereof, (y) represent a determination that such item or matter did not arise in the Ordinary Course of Business or (z) be deemed or interpreted to expand the scope of the Company’s representations and warranties, obligations, covenants, conditions or agreements contained herein or in the Agreements, and matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected herein and may be included solely for information purposes. The inclusion of any item or information in the Schedules shall not be deemed an admission of any fact, circumstance, liability or obligation to any third party. Moreover, in disclosing the information in the Schedules, the Company and the Blockers expressly do not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The information contained in the Schedules shall be kept strictly confidential by the Parties and no third party may rely on any information disclosed or set forth therein.
Section 13.14   No Recourse.   Notwithstanding anything that may be expressed or implied herein (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the forgoing, a Non-Party Affiliate may have obligations under any documents, agreements, or instruments delivered contemporaneously herewith or otherwise contemplated hereby if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance hereof, may only be brought against the entities that are named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 13.14. Notwithstanding any provision hereof to the contrary, in no event shall the Group Companies, the Blockers or the Equityholder Representative or any of their respective Affiliates or representatives seek to recover monetary damages from any Equity Financing Source in connection with the obligations of the Equity Financing Sources for the Equity Financing under the applicable Subscription Agreement, Permitted Equity Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement (other than pursuant to the Subscription Agreements in accordance with their terms to the extent expressly set forth therein). Nothing in this Section 13.14 shall in any way limit or qualify the rights and obligations of the Equity Financing Sources for the applicable Equity Financing and the other parties to the Subscription Agreements, any Permitted Equity Subscription Agreement, the Backstop Agreement or the Forward Purchase Agreement (as amended by the NBOKS Side Letter), as applicable, to each other thereunder or in connection therewith (including the Company’s rights as a third party beneficiary to the Subscription Agreements, the Backstop Agreement and the Forward Purchase Agreement in accordance with their terms to the extent expressly set forth therein).
Section 13.15   Equitable Adjustments.   If, during the Pre-Closing Period, the outstanding shares of Buyer Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number or amount contained herein which is based upon the number of shares of Buyer Capital Stock will be appropriately adjusted to provide to the Blocker Owners and the Company Equityholders and the Buyer Shareholders the same economic effect as contemplated hereby prior to such event.
Section 13.16   Waiver of Conflicts; Attorney-Client Communications.
(a)   Recognizing that Willkie Farr & Gallagher LLP (“Willkie”) has acted as legal counsel to the Group Companies, certain of the Company Equityholders, the Blocker Owners and their respective Affiliates prior to the Closing, and that the certain of the Company Equityholders, the Blocker Owners and their respective Affiliates intend to continue to engage Willkie to act as legal counsel to such Company Equityholders, Blocker Owners and their respective Affiliates after the Closing, the Buyer, on behalf of itself and each of its Subsidiaries (including, following the Closing, the Group Companies), consents to, waives, and will not assert, and agrees, after the Closing, to cause the Group Companies to consent to, waive, and to not assert any present, past or future actual or potential conflict of interest that may arise in connection with Willkie representing any or all of the Company Equityholders, the Blocker Owners or their respective Affiliates prior to or after the Closing with respect to prior representation, and the communication by Willkie to such Persons, in any such representation, of any fact known to Willkie, including Attorney-Client Communications, including in connection with any negotiation, arbitration, mediation, litigation or other Proceeding in any way related to a dispute with either of the Buyer or the Group Companies or other Person following the Closing, and the disclosure of any such fact in connection with any process undertaken for the resolution of such dispute.
(b)   The Buyer, on behalf of itself and each of its Subsidiaries (including, following the Closing, the Group Companies), irrevocably acknowledges and agrees as follows: (i) all communications of any nature prior to the Closing (and all records of such communications) between any or all of the Company Equityholders, the Blocker Owners, the Blockers, the Group Companies, any officer, director, employee, or agent of any Group Company, and their respective Affiliates, any of the financial advisors, attorneys, accountants and other advisors to the foregoing, and Willkie and its partners and employees, and all of Willkie’s work product with respect to, relating to, or in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement or any other Ancillary Agreement or any acquisition proposal, and all matters related to any of the foregoing, in each case, to the extent constituting attorney-client privileged communication, work product, materials or matters (individually and collectively “Attorney-Client Communications”) shall at all times be subject to the attorney-client privilege or attorney work-product doctrine, as applicable, solely in favor of and held by Company Equityholders and Blocker Owners, and shall be deemed to be confidential and proprietary information solely of the Company Equityholders and Blocker Owners; (ii) such privilege or doctrine shall be held solely by, and may be waived only by, the Company Equityholders and Blocker Owners and their respective personal representatives, successors and assigns, and not by the Buyer or any of its Subsidiaries (including the Group Companies), or their Affiliates, successor or assigns; (iii) all Attorney-Client Communications, and all records, and copies or extracts of records, of or maintained by the Acquired Companies of Attorney-Client Communications in any form, including hard copy or in digital or electronic media, and all rights, privileges and interests therein shall be (and hereby are) irrevocably and completely assigned, transferred and delivered by the Group Companies to the Company Equityholders and Blocker

Owners immediately prior to Closing, and the Buyer, the Group Companies and the Subsidiaries of the Buyer and their Affiliates, successors and assigns shall have no right or interest therein of any nature whatsoever including any access to or possession of such records or copies and any right to waive the attorney-client privilege or attorney work-product doctrine with respect to any Attorney-Client Communications and (iv) Willkie shall have no duty whatsoever to reveal or disclose any such Attorney-Client Communications or files to the Group Companies by reason of any attorney-client relationship between Willkie and the Group Companies.
ARTICLE XIV
AUTHORIZATION OF THE EQUITYHOLDER REPRESENTATIVE
Section 14.1   Authorization of Equityholder Representative.
(a)   Appointment.   By adoption of this Agreement, execution of a Blocker Letter of Transmittal, a Company Unitholder Letter of Transmittal or a Company Optionholder Letter of Transmittal, and the acceptance of any portion of the Merger Consideration, each Blocker Owner, Company Unitholder and Company Optionholder hereby irrevocably constitutes and appoints the Equityholder Representative as his, her or its, agent and representative to, in addition to the other rights and authority granted to the Equityholder Representative elsewhere in this Agreement, to execute any and all instruments or other documents on behalf of such Blocker Owner, Company Unitholder and Company Optionholder, and to do any and all other acts or things on behalf of such Blocker Owner, Company Unitholder and Company Optionholder, which the Equityholder Representative may deem necessary, advisable, convenient or appropriate, or which may be required pursuant to this Agreement, the Ancillary Agreements or otherwise, in connection with the facilitation of the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder at or following the Closing, including the exercise of the power to: (i) execute the Ancillary Agreements, instruments or certificates on behalf of each Blocker Owner, Company Unitholder and Company Optionholder; (ii) act for each Blocker Owner, Company Unitholder and Company Optionholder with respect to any adjustment to the Estimated Merger Consideration and the Ancillary Agreements; (iii) give and receive notices and communications to or from the Buyer Parties relating to this Agreement, the Ancillary Agreements or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or any Ancillary Agreement expressly contemplates that any such notice or communication shall be given or received by such Blocker Owner, Company Unitholder or Company Optionholder individually); (iv) administration of the provisions of this Agreement; (v) give or agree to, on behalf of all or any of the Blocker Owner, Company Unitholders and Company Optionholders, any and all consents, waivers, amendments or modifications deemed by the Equityholder Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement, any Ancillary Agreement or any of the instruments to be delivered to the Buyer hereunder or thereunder; (vii) (A) dispute or refrain from disputing, on behalf of each Blocker Owner, Company Unitholder and Company Optionholder, any amounts to be received by such Blocker Owner, Company Unitholder and Company Optionholder under this Agreement or any claim made by the Buyer Parties under this Agreement, (B) negotiate and compromise, on behalf of each such Blocker Owner, Company Unitholder and Company Optionholder, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement, and (C) execute, on behalf of each such Blocker Owner, Company Unitholder and Company Optionholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) engage attorneys, accountants, agents or consultants on behalf of the Blocker Owners, Company Unitholders and Company Optionholders in connection with this Agreement or any Ancillary Agreement and pay any fees related thereto, and (ix) take all actions necessary or appropriate in the judgment of the Equityholder Representative for the accomplishment of the foregoing. For the avoidance of doubt, the Equityholder Representative shall have authority and power to act on behalf of each Blocker Owner, Company Unitholder and Company Optionholder with respect to the disposition, settlement or other handling of all claims under this Agreement or the Ancillary Agreements and all rights or obligations arising under this Agreement or thereunder. The Blocker Owners, the Company Unitholders and the Company Optionholders shall be bound by all actions taken and documents executed by the Equityholder Representative in connection with this

Agreement and the Ancillary Agreements, and the Buyer Parties shall be entitled to rely on any action or decision of the Equityholder Representative. Notices or communications to or from the Equityholder Representative shall constitute notice to or from each Blocker Owner, any Company Unitholder or any Company Optionholder.
(b)   Authorization.   Notwithstanding Section 14.1(a), in the event that the Equityholder Representative is of the opinion that it requires further authorization or advice from the Blocker Owners, Company Unitholders and Company Optionholders on any matters concerning this Agreement, the Equityholder Representative shall be entitled to seek such further authorization from the Equityholders prior to acting on their behalf. In such event, each Blocker Owner, Company Unitholder and Company Optionholder shall vote in accordance with the pro rata portion of the Merger Consideration paid to such Blocker Owner, Company Unitholder and Company Optionholder in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Blocker Owners, Company Unitholders and Company Optionholders and shall constitute the authorization of the Blocker Owners, Company Unitholders and Company Optionholders. The appointment of the Equityholder Representative is coupled with an interest and shall be irrevocable by any Blocker Owner, Company Unitholder and Company Optionholder in any manner or for any reason. This authority granted to the Equityholder Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Insight Venture Partners, LLC hereby accepts its appointment as the initial Equityholder Representative. Any decision, act, consent or instruction taken by the Equityholder Representative, on behalf of the Equityholders, pursuant to this Section 14.1(b) (each, an “Authorized Action”) shall be final, binding and conclusive on each Blocker Owner, Company Unitholder and Company Optionholder as fully as if such Person had taken such Authorized Action. The Buyer Parties agree that the Equityholder Representative, as the Equityholder Representative, shall have no liability to any Buyer Party for any Authorized Action.
(c)   Resignation; Vacancies.   The Equityholder Representative may resign from its position as Equityholder Representative at any time by written notice delivered to the Buyer and the Equityholders. If there is a vacancy at any time in the position of the Equityholder Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 14.1(b).
(d)   No Liability.   All acts on behalf of the Equityholder Representative hereunder in its capacity as such shall be deemed to be acts of the Blocker Owners, Company Unitholders and Company Optionholders and not of the Equityholder Representative individually. Without limiting Section 13.11, the Equityholder Representative shall not be liable to the Buyer, any Blocker Owner, Company Unitholder or Company Optionholder or any other Person in its capacity as the Equityholder Representative for any reason, including for anything which it may do or refrain from doing in connection with this Agreement or any Ancillary Agreement; provided, subject to Section 14.1(e), the foregoing will not prevent liability to the Buyer for the Equityholder Representative’s willful breach of this Agreement. The Equityholder Representative shall not be liable to the Blocker Owners, Company Unitholders and Company Optionholders, in its capacity as the Equityholder Representative, for any liability of any Blocker Owner, Company Unitholder and Company Optionholder or otherwise, or for any error of judgment or for any mistake in fact or Law, except in the case of the Equityholder Representative’s gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Equityholder Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or any Ancillary Agreement or its duties or rights hereunder or thereunder, and it shall be fully protected with respect to any action taken, omitted or suffered by it in accordance with the advice of such counsel. The Equityholder Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Equityholder, except in respect of amounts received on behalf of any Blocker Owner, Company Unitholder and Company Optionholder (if any). The Buyer Parties shall be entitled to rely conclusively on any decision, action (or inaction), consent or instruction of the Equityholder Representative as being the decision, action, consent or instruction of the Blocker Owners, Company Unitholders and Company Optionholders, and the Buyer and the Merger Subs shall be entitled to deal solely with the Equityholder Representative (and shall not be required to deal with any individual Blocker Owner, Company Unitholder or Company Optionholder, in its capacity as such) with respect to all matters in connection with this Agreement. The Buyer Parties are hereby relieved from any Liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction of the Equityholder Representative.
(e)   Indemnification; Expenses.   Each Blocker Owner, Company Unitholder and Company Optionholder shall severally (based on each such Blocker Owner’s, Company Unitholder’s or Company Optionholder’s Pro Rata Percentage), and not jointly, indemnify and hold harmless the Equityholder Representative from and against any loss incurred without gross negligence or willful misconduct (as determined in a final and non-appealable judgment of a court of competent jurisdiction) on the part of the Equityholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. The Equityholder Representative may use the Equityholder Representative Expense Amount to pay any fees, costs, expenses or other obligations incurred by the Equityholder Representative acting in its capacity as such. Any expenses or taxable income incurred by the Equityholder Representative in connection with the performance of its duties under this Agreement or any Ancillary Agreement shall not be the personal obligation of the Equityholder Representative but shall be payable by and attributable to the Blocker Owners, Company Unitholders and Company Optionholders based on each such Blocker Owner’s Company Unitholder’s and Company Optionholder’s Pro Rata Percentage. From and after the Closing, if the Equityholder Representative determines that the amounts in the Equityholder Representative Expense Account are insufficient to satisfy current or future (whether realized or potential) costs and expenses of the Equityholder Representative, it shall be entitled to withhold on a pro rata basis from amounts otherwise due to the Blocker Owners, the Company Unitholders and the Company Optionholders under this Agreement or under any Ancillary Agreement amounts as it deems necessary to provide for such administrative costs; provided that such amounts shall be deemed to be included in the Equityholder Representative Expense Account. The Equityholder Representative may also from time to time submit invoices to the Equityholders covering such expenses and liabilities, which shall be paid by the Blocker Owners, Company Unitholders and Company Optionholders promptly following the receipt thereof based on their respective Pro Rata Percentages. Upon the request of any Blocker Owner, Company Unitholder and Company Optionholder, the Equityholder Representative shall provide such Blocker Owner, Company Unitholder and Company Optionholder with an accounting of all material expenses and liabilities paid by the Equityholder Representative in its capacity as such.
* * * * *

Each of the undersigned has caused this Business Combination Agreement to be duly executed as of the date first above written.
BUYER:
CC NEUBERGER PRINCIPAL HOLDINGS I
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
BLOCKER MERGER SUB 1:
SONAR MERGER SUB I, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
BLOCKER MERGER SUB 2:
SONAR MERGER SUB II, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
BLOCKER MERGER SUB 3:
SONAR MERGER SUB III, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
Signature Page to Business Combination Agreement

BLOCKER MERGER SUB 4:
SONAR MERGER SUB IV, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
BLOCKER MERGER SUB 5:
SONAR MERGER SUB V, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
BLOCKER MERGER SUB 6:
SONAR MERGER SUB VI, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
INSIGHT CAYMAN BLOCKER:
INSIGHT (CAYMAN) IX EAGLE BLOCKER, LLC
By:	/s/ Ross Devor
Name:	Ross Devor
Title:	Vice President
Signature Page to Business Combination Agreement

INSIGHT DELAWARE BLOCKER:
INSIGHT (DELAWARE) IX EAGLE BLOCKER, LLC
By:	/s/ Ross Devor
Name:	Ross Devor
Title:	Vice President
INSIGHT GBCF CAYMAN BLOCKER:
INSIGHT GBCF (CAYMAN) EAGLE BLOCKER, LLC
By:	/s/ Ross Devor
Name:	Ross Devor
Title:	Vice President
INSIGHT GBCF DELAWARE BLOCKER:
INSIGHT GBCF (DELAWARE) EAGLE BLOCKER, LLC
By:	/s/ Ross Devor
Name:	Ross Devor
Title:	Vice President
ELLIOTT EAGLE BLOCKER:
ELLIOTT EAGLE JV, LLC
By: Elliott Associates, L.P., its Managing Member
By: Elliott Investment Management L.P., as Attorney-in-Fact
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President
Signature Page to Business Combination Agreement

EALP:
ELLIOTT ASSOCIATES, L.P.
By: Elliott Investment Management L.P., as Attorney-in-Fact
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President
EILP:
ELLIOTT INTERNATIONAL, L.P.
By: Hambledon, Inc., its General Partner
By: Elliott Investment Management L.P., as Attorney-in-Fact
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President
PDI BLOCKER:
PDI III E2OPEN BLOCKER CORP.
By:	/s/ Frank Brenninkmeyer
Name:	Frank Brenninkmeyer
Title:	President
COMPANY MERGER SUB:
SONAR COMPANY MERGER SUB, LLC
By: CC Neuberger Principal Holdings I Its: Sole Member
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
Signature Page to Business Combination Agreement

COMPANY:
E2OPEN HOLDINGS, LLC (F/K/A EAGLE PARENT HOLDINGS, LLC)
By:	/s/ Michael Farlekas
Name:	Michael Farlekas
Title:	CEO
EQUITYHOLDER REPRESENTATIVE:
INSIGHT VENTURE PARTNERS, LLC
By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Signatory
Signature Page to Business Combination Agreement

EXHIBIT A
COMPANY A&R LLCA
Exhibit A to Business Combination Agreement

EXHIBIT B
FORM OF TAX RECEIVABLE AGREEMENT
Exhibit B to Business Combination Agreement

EXHIBIT C
FORM OF INVESTOR RIGHTS AGREEMENT
Exhibit C to Business Combination Agreement

EXHIBIT D
FORM OF BUYER BYLAWS
Exhibit D to Business Combination Agreement

EXHIBIT E
FORM OF BUYER CERTIFICATE OF INCORPORATION
Exhibit E to Business Combination Agreement

Annex B
SPONSOR SIDE LETTER
This letter agreement (this “Side Letter”) is dated as of October 14, 2020, by and among CC Neuberger Principal Holdings I Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Eva F. Huston (“Huston”), Keith W. Abell (“Abell” and, together with Huston, each an “Independent Director” and collectively, the “Independent Directors”, and together with the Sponsor, the “Sponsor Parties”), CC NB Sponsor I Holdings LLC, a Delaware limited liability company (“CC Holdings”), Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company (“NBOKS” and, together with CC Holdings, the “Founder Holders”), and CC Neuberger Principal Holdings I, a Cayman Islands exempted company (“PubCo”). Capitalized terms used but not defined in this Side Letter shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below), except as otherwise provided in Section 1.3 of this Side Letter.
RECITALS
WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 15,250,000 Buyer Class B Ordinary Shares (the “Sponsor Shares”), (ii) Huston is the Holder of 50,000 Buyer Class B Ordinary Shares (the “Huston Shares”), and (iii) Abell is the Holder of 50,000 Buyer Class B Ordinary Shares (the “Abell Shares” and, together with the Huston Shares and the Sponsor Shares, the “Founder Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Side Letter, PubCo has entered into a Business Combination Agreement with E2open Holdings, LLC, a Delaware limited liability company (the “Company”), Sonar Company Merger Sub, LLC (“Company Merger Sub”) and the other parties thereto, dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Business Combination Agreement”), pursuant to which, among other things, (i) immediately prior to the Closing, PubCo shall domesticate as a Delaware corporation (the “Domestication”) and, at the Effective Time, Company Merger Sub will merge with and into the Company, with the Company surviving as a Subsidiary of PubCo and (ii) the Company LLCA will be amended and restated in the form set forth in an exhibit attached to the Business Combination Agreement (the “Company A&R LLCA”) pursuant to which PubCo will be the sole managing member of the Company;
WHEREAS, in connection with the Domestication and the occurrence of the Closing, each Founder Share will automatically be converted into one share of Class A Common Stock of PubCo (“Class A Common Stock”) pursuant to the Governing Documents of PubCo (the “Automatic Conversion”);
WHEREAS, in accordance with the terms of this Side Letter, in lieu of the Automatic Conversion of an aggregate of 2,500,000 Founder Shares, the parties hereto desire to instead automatically convert such Founder Shares into Series B-1 Common Stock (as defined in the Buyer Certificate of Incorporation) in connection with the Domestication and upon the occurrence of the Closing;
WHEREAS, the remaining 12,850,000 Founder Shares shall continue to be subject to the Automatic Conversion; and
WHEREAS, as an inducement to the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein, including making the Company an express third party beneficiary of this Side Letter to the extent set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
CLASS B CONVERSION; COVENANTS
Section 1.1   Conversion of Certain Founder Shares.   Effective as of the consummation of the Domestication, and conditioned on the occurrence of the Closing in accordance with the Business Combination Agreement, each Sponsor Party hereby consents to the automatic conversion of the number of Founder Shares set forth opposite its or his/her name on Schedule I hereto under the header “Founder Shares” into the number of shares of Series B-1 Common Stock set forth opposite its or his/her name on Schedule I hereto under the header “Series B-1 Common Stock”, in each case in lieu of the Automatic Conversion, in accordance with the terms and conditions of this Side Letter (such automatic conversion, the “Class B Conversion”), which shares of Series B-1 Common Stock shall be subject to the provisions set forth in this Side Letter and the Buyer Certificate of Incorporation (all such Series B-1 Common Stock, the “Restricted Sponsor Shares”). After the Class B Conversion, each Sponsor Party shall own the number of shares of Class A Common Stock and Series B-1 Common Stock set forth opposite its or his/her name on Schedule I hereto under the header “Class A Common Stock” and “Series B-1 Common Stock”, respectively.
Section 1.2   Dividend Payments.   For so long as any Restricted Sponsor Share is outstanding, the payment of any dividend declared by the Board in respect of a share of Series B-1 Common Stock shall not be made by PubCo to any holder of Series B-1 Common Stock unless and until the occurrence of a B-1 Conversion Event (as defined in the Buyer Certificate of Incorporation), in accordance with the Buyer Certificate of Incorporation, with respect to such share of Series B-1 Common Stock. If any such Restricted Sponsor Share does not convert in accordance with the Buyer Certificate of Incorporation prior to such time as such Restricted Sponsor Share is canceled in accordance with Section 1.4 and the Buyer Certificate of Incorporation, no dividends previously declared shall be paid or payable to the holder of such Restricted Sponsor Share in respect of any such share of Series B-1 Common Stock and any right to such dividends shall be forfeited in all respects.
Section 1.3   Conversion of Restricted Sponsor Shares.
(a)   Each Restricted Sponsor Share will be held in accordance with this Side Letter unless and until a B-1 Conversion Event (as defined in the Buyer Certificate of Incorporation) occurs.
(b)   Upon the occurrence of a B-1 Conversion Event, each Restricted Sponsor shall automatically convert into a share of Class A Common Stock and the holder of such Restricted Sponsor Share shall be entitled to a Dividend Catch-Up Payment as provided in Section 4.3(D) of the Buyer Certificate of Incorporation.
Section 1.4   Cancellation of Restricted Sponsor Shares.   To the extent that, on or before the tenth (10th) anniversary of the Closing Date, a B-1 Conversion Event has not occurred in accordance with the Buyer Certificate of Incorporation, and as a result any Restricted Sponsor Share has not converted into a share of Class A Common Stock, then such Restricted Sponsor Shares shall automatically be forfeited to PubCo and canceled for no consideration therefor and shall cease to be outstanding and any dividend declared in respect of such Restricted Sponsor Shares and any Dividend Catch-Up Payment shall also be forfeited to PubCo for no consideration therefor, in accordance with Section 4.3(E) of the Buyer Certificate of Incorporation.
Section 1.5   Adjustments.   In the event any stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination or exchange of shares of PubCo occurs with respect to any Founder Shares before the Closing, but excluding the Class B Conversion and the Automatic Conversion, (each, a “Pre-Closing Split”), then the number of Founder Shares that converts into Restricted Sponsor Shares shall be adjusted as a result of such Pre-Closing Split to provide the same economic effect as contemplated by this Side Letter prior to such Pre-Closing Split.
Section 1.6   Transfer Restrictions.   Each Sponsor Party hereby acknowledges and agrees that, during the period between the execution of this Side Letter and the Closing, the Founder Shares shall remain subject to and bound by the provisions of, and may only be Transferred (as defined in the Lock-Up Agreement) in accordance with, Section 5 of that certain letter agreement (the “Lock-Up Agreement”), dated as of April 28, 2020, by and among PubCo and each of the Sponsor Parties, a copy of which is attached hereto as Exhibit A. Following the Closing, no Sponsor Party and no Founder Holder shall be entitled to make any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition (each, a “Transfer”) of any Restricted Sponsor Share, except in accordance with that Investor Rights Agreement dated as of the Closing Date among PubCo, the Sponsor Parties, the Founder Holders and the other parties thereto (the “Investor Rights Agreement”); provided, that the joinder executed by any transferee in receipt of Restricted Sponsor Shares in connection with such Transfer shall include an obligation to be bound by this Side Letter; provided, further, that any transferee in receipt of Restricted Sponsor Shares will make an election, on a protective basis, under Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) in accordance with Section 1.8 of this Side Letter upon the request of the transferor thereof, within thirty (30) days following such transfer.
Section 1.7   Legend on Certificates for Certificated Shares.   Each outstanding share of Series B-1 Common Stock, whether certificated or in book-entry form, shall bear the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS (“STATE ACTS”) AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.
THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT IS SUBJECT TO THE TRANSFER RESTRICTIONS AND OTHER CONDITIONS SPECIFIED IN THAT CERTAIN LETTER AGREEMENT, DATED AS OF OCTOBER 14, 2020 BY AND AMONG E2OPEN PARENT HOLDINGS, INC. (THE “CORPORATION”), CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR, LLC, AND THE OTHER PARTIES THERETO (THE “SIDE LETTER”). A COPY OF SUCH TRANSFER RESTRICTIONS AND OTHER CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT UPON SUCH HOLDER’S WRITTEN REQUEST AND WITHOUT CHARGE.
THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT IS SUBJECT TO THE TRANSFER RESTRICTIONS AND OTHER CONDITIONS SPECIFIED IN THAT CERTAIN INVESTOR RIGHTS AGREEMENT, DATED AS OF [•], 202[•], BY AND AMONG E2OPEN PARENT HOLDINGS, INC. (THE “CORPORATION”), CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR, LLC, AND THE OTHER PARTIES THERETO (THE “INVESTOR RIGHTS AGREEMENT”). A COPY OF SUCH TRANSFER RESTRICTIONS AND OTHER CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT UPON SUCH HOLDER’S WRITTEN REQUEST AND WITHOUT CHARGE.”
Section 1.8   Section 83(b) Elections.   Within thirty (30) days following the Closing Date, each Sponsor Party shall file with the Internal Revenue Service (the “IRS”) (via certified mail, return receipt requested) a completed election, on a protective basis, under Section 83(b) of the Code and the regulations promulgated thereunder, with respect to the Restricted Sponsor Shares into which their Founder Shares converted, and, upon such filing, shall thereafter notify PubCo that such Sponsor Party has made such timely filing and provide PubCo with a copy of such election. Each such Sponsor Party should consult his tax advisor regarding the consequences of Section 83(b) elections, as well as the receipt, holding and sale of the Restricted Sponsor Shares.
Section 1.9   Further Assurances.   PubCo, each Sponsor Party and each Founder Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Side Letter on the terms and subject to the conditions set forth herein.

Section 1.10   No Inconsistent Agreement.   Each Sponsor Party and each Founder Holder hereby represents and covenants that such Sponsor Party and such Founder Holder has not entered into, and shall not enter into, any agreement that does or would restrict, limit or interfere with the performance of such Sponsor Party’s or such Founder Holder’s obligations under this Side Letter with respect to the Restricted Sponsor Shares.
Section 1.11   Founder Acknowledgement.   Each Founder Holder hereby agrees that, upon the receipt of any Restricted Sponsor Shares, it will hold such Restricted Sponsor Shares in accordance with the terms set forth in this Side Letter and upon such receipt agrees to abide by the terms of this Side Letter as if a Sponsor Party (and Holder) hereto.
Section 1.12   Tax Treatment.   The parties to this Side Letter intend that, for U.S. federal and all applicable state and local income tax purposes, (1) the Automatic Conversion, the Class B Conversion, and the Conversion Events (if any) each qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (2) this Side Letter be, and hereby adopt this Side Letter as, a “plan of reorganization” within the meaning of Section 368 of the Code, and (3) the amount of any dividends declared with respect to the Restricted Sponsor Shares not be reported as taxable income (on IRS Form 1099 or otherwise) to the Holders thereof unless and until such dividends are paid in cash or in kind (which, for the avoidance of doubt, for purposes of this Side Letter, shall not include any transaction subject to Section 1.5 hereof), as the case may be. The parties to this Side Letter shall not take any position inconsistent with the intent set forth in this Section 1.12 except to the extent otherwise required by a “determination” as defined in Section 1313 of the Code. References in this Section 1.12 to the Code shall include references to any similar or analogous provisions of state or local law.
Section 1.14   Stock Transactions.   During the period between the execution of this Side Letter and the Closing, each Sponsor Party and each Founder Holder acknowledges and agrees that if he, she or it, directly or indirectly, acquires any shares of PubCo, such Sponsor Party or Founder Holder agrees that he, she or it will (a) make such acquisition in material compliance with applicable Laws regarding the sale and purchase of securities and material non-public information, (b) not elect to make a Buyer Share Redemption with respect to any such purchased shares and (c) vote all such shares in favor of the Buyer Shareholder Voting Matters.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Each Sponsor Party and each Founder Holder represents and warrants to PubCo (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party or Founder Holder) as follows:
Section 2.1   Organization; Due Authorization.   If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Side Letter and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party and such Founder Holder has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Side Letter has been duly executed and delivered by such Sponsor Party and such Founder Holder and, assuming due authorization, execution and delivery by the other parties to this Side Letter, this Side Letter constitutes a legally valid and binding obligation of such Sponsor Party and such Founder Holder, enforceable against such Sponsor Party and such Founder Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Side Letter is being executed in a representative or fiduciary capacity, the Person signing this Side Letter has full power and authority to enter into this Side Letter on behalf of the applicable Sponsor Party or Founder Holder.
Section 2.2   Ownership.   Such Sponsor Party is the Holder of all of such Sponsor Party’s Founder Shares as set forth in this Side Letter, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Founder Shares, other than transfer restrictions under the Securities Act) affecting any such Sponsor Shares, other than any Permitted Liens or pursuant to (i) this Side Letter, (ii) such Sponsor Party’s organizational documents or the organizational documents of PubCo, or (iii) the Investor Rights Agreement.
Section 2.3   No Conflicts.   The execution and delivery of this Side Letter by such Sponsor Party or such Founder Holder does not, and the performance by such Sponsor Party or Founder Holder of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party, such Founder Holder or such Sponsor Party’s or Founder Holder’s Founder Shares), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party or such Founder Holder of its, his or her obligations under this Side Letter.
Section 2.4   Litigation.   There are no Proceedings pending against such Sponsor Party or such Founder Holder, or to the knowledge of such Sponsor Party or Founder Holder threatened against such Sponsor Party or Founder Holder, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party or Founder Holder of its, his or her obligations under this Side Letter.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Side Letter and all of its provisions shall terminate and be of no further force or effect upon the termination of the Business Combination Agreement in accordance with Article XII thereof. Upon such termination of this Side Letter, all obligations of the parties under this Side Letter will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Article III shall survive the termination of this Side Letter.
Section 3.2   Amendment and Waiver.   No amendment of any provision of this Side Letter shall be valid unless the same shall be in writing and signed by PubCo and each Sponsor Party and Founder Holder to the extent such Sponsor Party or Founder Holder holds Founder Shares or Restricted Sponsor Shares; provided, that, in no event shall any amendment be made to the terms of this Side Letter in favor of a Sponsor Party or Founder Holder which would provide such Sponsor Party or Founder Holder with more economic rights than the parallel rights held by PubCo and Sellers in respect of their Restricted Common Units in accordance with the Company A&R LLCA. No waiver of any provision or condition of this Side Letter shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.
Section 3.3   Assignment; Third Party Beneficiaries.   This Side Letter and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Side Letter nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Restricted Sponsor Shares as a result thereof. This Side Letter is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Notwithstanding anything to the contrary contained in this Side Letter, the parties hereto hereby acknowledge and agree that from the execution of this Side Letter until the occurrence of the Closing or the termination of this Side Letter in accordance with Section 3.1 of this Side Letter: (a) the Company is an express third-party beneficiaries of this Side Letter, (b) no amendment of this Side Letter, waiver of any provision or condition of this Side Letter, or assignment of this Side Letter shall be made without the prior written consent of the Company, and (c) the Company shall be entitled to enforce the terms of this Side Letter as if they were a party hereto, and the

Company shall be entitled to exercise any remedies for breaches by any party of, or failure of any party to perform, this Side Letter, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Side Letter, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.
Section 3.4   Notices.   All notices, demands and other communications to be given or delivered under this Side Letter shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.4, notices, demands and other communications to the parties hereto shall be sent to the addresses indicated below:

Notices to PubCo, the Sponsor, the Founder Holders and following the Closing, the Company:
CC Neuberger Principal Holdings I
c/o CC Capital
200 Park Avenue, 58th Floor
New York, NY 10166
Attention:   Jason K. Giordano
Email:      giordano@cc.capital

with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:  Peter Martelli, P.C.
           Lauren M. Colasacco, P.C.
E-mail:     peter.martelli@kirkland.com
           lauren.colasacco@kirkland.com
and
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:  Morgan Elwyn
           Robert A. Rizzo
           Claire E. James
E-mail:     melwyn@willkie.com
           rrizzo@willkie.com
           cejames@willkie.com

Notices to Huston: Eva F. Huston c/o CC Neuberger Principal Holdings I 200 Park Avenue, 58th Floor New York, NY 10166 E-mail: hustoneva@gmail.com with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:  Peter Martelli, P.C.
           Lauren M. Colasacco, P.C.
E-mail:     peter.martelli@kirkland.com
           lauren.colasacco@kirkland.com
and
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:  Morgan Elwyn
           Robert A. Rizzo
           Claire E. James
E-mail:     melwyn@willkie.com
           rrizzo@willkie.com
           cejames@willkie.com

Notices to Abell: Keith W. Abell c/o CC Neuberger Principal Holdings I 200 Park Avenue, 58th Floor New York, NY 10166 E-mail: kwabell@gmail.com with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:  Peter Martelli, P.C.
           Lauren M. Colasacco, P.C.
E-mail:     peter.martelli@kirkland.com
           lauren.colasacco@kirkland.com
and
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:  Morgan Elwyn
           Robert A. Rizzo
           Claire E. James
E-mail:     melwyn@willkie.com
           rrizzo@willkie.com
           cejames@willkie.com

Section 3.5   Entire Agreement.   This Side Letter and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.6   Miscellaneous.   The provisions of Sections 13.4, 13.5, 13.7, 13.9, 13.10, and 13.11 of the Business Combination Agreement shall apply mutatis mutandis.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, PubCo, each Sponsor Party and each Founder Holder have duly executed this Side Letter as of the date first written above.
PUBCO:
CC NEUBERGER PRINCIPAL HOLDINGS I
By:	/s/ Douglas Newton
	Name:	Douglas Newton
	Title:	Authorized Signatory
SPONSOR PARTIES:
CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR, LLC
By:	/s/ Douglas Newton
	Name:	Douglas Newton
	Title:	Authorized Signatory
/s/ Eva F. Huston Eva F. Huston
/s/ Keith W. Abell Keith W. Abell
[Signature Page to Side Letter]

FOUNDER HOLDERS:
CC NB SPONSOR I HOLDINGS LLC
By:	/s/ Chinh E. Chu
	Name:	Chinh E. Chu
	Title:	President & Senior Managing Director
NEUBERGER BERMAN OPPORTUNISTIC CAPITAL SOLUTIONS MASTER FUND LP
By:	/s/ Charles Kantor
	Name:	Charles Kantor
	Title:	Managing Director
[Signature Page to Side Letter]

EXHIBIT A
LOCK-UP AGREEMENT

Annex C
CC Neuberger Principal Holdings I
200 Park Avenue, 58th Floor
New York, NY 10166
October 14, 2020
Neuberger Berman Opportunistic Capital Solutions Master Fund LP
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104
Letter Agreement re: Forward Purchase Agreement
Ladies and Gentlemen:
Reference is hereby made to that certain Forward Purchase Agreement, dated as of April 28, 2020 (the “Forward Purchase Agreement”), by and among CC Neuberger Principal Holdings I, a Cayman Islands exempted limited company (“CCNB1”), and Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted limited partnership (“Purchaser”), pursuant to which Purchaser has agreed, subject to the terms and conditions set forth therein, to purchase from CCNB1 the Forward Purchase Shares for the FPS Purchase Price. Unless otherwise provided herein, capitalized terms used but not defined in this letter agreement shall have the meanings ascribed to such terms in the Forward Purchase Agreement.
Simultaneously with the execution of this letter agreement, CCNB1 has entered into that certain Business Combination Agreement, by and among CCNB1, E2open Holdings, LLC, a Delaware limited liability company (“E2open”), and the other parties thereto (as the same may be amended, modified or supplemented from time to time, the “Business Combination Agreement”).
In accordance with Section 1(a)(i) of the Forward Purchase Agreement, the Purchaser hereby notifies the Company that $200,000,000 has been allocated to the Forward Purchase Agreement and CCNB1 hereby agrees that this notification shall serve as the Allocation Notice under the Forward Purchase Agreement, and irrevocably waives the notice period provided in the Forward Purchase Agreement for delivering the Allocation Notice. As a result, the Purchaser and CCNB1 acknowledge and agree that the Number of Forward Purchase Shares is 20,000,000, the Number of Forward Purchase Warrants is 5,000,000 and the FPS Purchase Price is $200,000,000.
In addition, the Purchaser hereby irrevocably confirms that the condition set forth in Section 6(a)(ii) of the Forward Purchase Agreement has been satisfied and will continue to be satisfied as of the FPS Closing and the Closing (as defined in the Business Combination Agreement). Each of CCNB1 and the Purchaser agrees that, without the prior written consent of E2open, neither the Forward Purchase Agreement nor this letter agreement may (x) be assigned by either party thereto or hereto except, in the case of the Forward Purchase Agreement to Affiliates (as defined in the Business Combination Agreement) of the Purchaser, in accordance with its terms or (y) be terminated or amended, modified or supplemented in any material respect, nor any right of CCNB1 thereunder waived, in each case, until the earlier of (a) the FPS Closing, or (b) valid termination of the Business Combination Agreement pursuant to Article XII thereof, or (c) valid termination of the Forward Purchase Agreement pursuant to Section 7(b)(ii) thereof.
Notwithstanding anything to the contrary set forth in the Forward Purchase Agreement, E2open shall be entitled to enforce, through an action of specific performance, CCNB1’s right to cause the Purchaser to fund the FPS Purchase Price and purchase the Forward Purchase Shares, subject to the terms and conditions Forward Purchase Agreement, and shall not be required to provide any bond or other security in connection with any such equitable remedy; provided in no event will E2open have any claim for monetary damages against the Purchaser hereunder or thereunder, and E2open shall be an intended third party beneficiary of the Forward Purchase Agreement solely for such purposes.
Except as expressly provided herein, the terms and conditions of the Forward Purchase Agreement shall remain in full force and effect.

C-1

If the Business Combination Agreement is terminated in accordance with Article XII thereof or the Forward Purchase Agreement is terminated in accordance with Section 7(b)(ii) thereof, this letter agreement shall automatically terminate and be of no further force or effect, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, the Business Combination Agreement or the Forward Purchase Agreement, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof.
This letter agreement, together with the Forward Purchase Agreement and any documents, instruments and writings that are delivered pursuant thereto, constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. The provisions of Sections 8(a), 8(e)-(q) of the Forward Purchase Agreement shall apply mutatis mutandis.
[Remainder of Page Intentionally Blank]

C-2

IN WITNESS WHEREOF, CCNB1 and Purchaser have duly executed this letter agreement as of the date first written above.
CCNB1:
CC NEUBERGER PRINCIPAL HOLDINGS I
By:
/s/ Douglas Newton

Name: Douglas Newton
Title: Authorized Signatory
PURCHASER:
NEUBERGER BERMAN OPPORTUNISTIC CAPITAL SOLUTIONS MASTER FUND LP
By:
/s/ Charles Kantor

Name: Charles Kantor
Title: Managing Director
[Signature Page to Letter Agreement]

Annex D
BACKSTOP AGREEMENT
This Backstop Facility Agreement (this “Agreement”) is entered into as of October 14, 2020, by and among CC Neuberger Principal Holdings I, a Cayman Islands exempted company (the “Company”), and Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., a Cayman Islands exempted limited partnership (the “Purchaser”). Capitalized terms used but not initially defined in this Agreement shall have the meaning hereinafter ascribed to such terms, or if not defined in this Agreement, such terms shall have the meaning ascribed to such terms in that certain Business Combination Agreement, dated as of the date hereof, by and among the Purchaser, E2open Holdings, LLC, a Delaware limited liability company (“E2open”), and the other parties thereto (the “BCA”).
WHEREAS, the Purchaser and CC Capital Partners, LLC (“CC Capital”) have collectively sponsored a series of publicly traded special purpose acquisition companies (each, a “SPAC”), which to date consist of the Company and CC Neuberger Principal Holdings II (each such sponsored SPAC (including, without limitation, the Company and CC Neuberger Principal Holdings II), a “CC SPAC”), and the related sponsor vehicles for each such SPAC (each, a “Sponsor Vehicle”), for the purpose of each such SPAC effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);
WHEREAS, in connection with the entry into the BCA, an allocation of $300,000,000.00 (the “Initial Allocation Amount”, which amount is subject to increase in accordance with Section 1(a) below), of committed capital of the Purchaser has been made to backstop redemptions of each CC SPAC on a first come first serve basis in accordance with the terms of this Agreement;
WHEREAS, the Purchaser is now entering into this Agreement with the Company, whereby at the Closing under the BCA, the Purchaser will acquire Class A Ordinary Shares (or a successor security thereto) of the Company, and the Company will issue and sell to the Purchaser, on a private placement basis, solely to the extent necessary to fund Buyer Share Redemptions on a share for share basis, in the amount determined pursuant to Section 2(a)(i) hereof and subject to the limitations set forth herein (the “Backstop Purchase Shares”); and
WHEREAS, the Purchaser expects to enter into an agreement with each CC SPAC other than the Company (each, an “Other SPAC”) in the form of this Agreement (except with respect to changes which would not adversely impact the rights of the Company, which would include, for the avoidance of doubt, more favorable provisions regarding Utilization Limit or Utilization Priority) which will provide for the acquisition of common stock of such Other SPAC by the Purchaser in order to fund redemptions by shareholders of such Other SPAC (each, an “Other Backstop Agreement”).
NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.   Notifications of Available Amount; Utilization Request.
(a)   Utilization Limit.   The Purchaser shall never be required to fund an amount (or pay a BPS Purchase Price (as defined below)) pursuant to this Agreement greater than the sum of, at any time, (i) the Initial Allocation Amount, plus (ii) any additional allocation of committed capital made available to backstop redemptions of CC SPACs by CC Capital and the Purchaser in their sole discretion (if so made, an “Additional Allocation”), minus (iii) the amount of any utilization by an Other SPAC pursuant to an Other Backstop Agreement which utilization was notified to the Purchaser prior to the date a Utilization Notice was delivered pursuant to Section 1(c) hereunder (which amount deducted by this clause (iii) may in no event exceed $300,000,000.00 for the Company or any single Other SPAC) (such amount, the “Utilization Limit”); provided, that in no event shall the Utilization Limit ever be an amount in excess of $300,000,000.00.
(b)   Notification of Utilization Limit.    Promptly upon the Purchaser becoming aware (and no later than five (5) Business Days after becoming so aware) that (i) an Additional Allocation has been made or (ii) any Other SPAC has delivered a utilization notice to the Purchaser pursuant to an Other Backstop Agreement, the Purchaser shall notify the Company in writing of: (i) the amount of such Additional Allocation or the amount required to be subscribed in accordance with such utilization notice delivered under an Other Backstop Agreement, as appropriate and (ii) the resulting Utilization Limit. The Utilization Limit as notified to the Company in writing by the Purchaser after the date hereof (calculated only in accordance with Section 1(a)) shall be the Utilization Limit for all purposes hereunder from and after the date such notification is sent.
(c)   Notification of Utilization.    On the date by which Buyer Share Redemptions are required to be made in accordance with the Company’s memorandum and articles of association, as they may be amended from time to time (the “Memorandum and Articles”) (which date is two (2) Business Days prior to the date of the Buyer Shareholder Meeting, as such term is defined in the BCA), to the extent the Company has greater than zero (0) Buyer Share Redemptions and the amount of Permitted Equity Financing is less than amount required to fund Buyer Share Redemptions, the Company shall deliver a written notice (the “Utilization Notice”) to the Purchaser setting forth: (i) the total number of Class A Ordinary Shares of the Company subject to Buyer Share Redemptions, (ii) the number of Class A Ordinary Shares (or successor security thereto) the Company is requiring the Purchaser to subscribe for in accordance with Section 2(a) of this Agreement, which number shall in no event be greater than the lesser of (x) an amount equal to (1) the then current Utilization Limit (which information shall be promptly provided by Purchaser to the Company upon request or otherwise in accordance with Section 1(a) hereof) divided by (2) $10.00 and (y) the total number of Class A Ordinary Shares subject to Buyer Share Redemptions (the “Subscription Amount”), (iii) the resulting BPS Purchase Price (as calculated in accordance with Section 2(a)(i)) and (iv) the Company’s wire instructions. If the Company fails to deliver a Utilization Notice on the date set forth in the prior sentence, the Company may provide a Utilization Notice after such date, but not later than four (4) Business days prior to the Closing Date A Utilization Notice cannot be made and the Company shall not be permitted to deliver a Utilization Notice or cause the Purchaser to acquire any Backstop Purchase Shares to the extent (i) the Company does not have any Class A Ordinary Shares subject to Buyer Shareholder Redemptions or (ii) the then-current Utilization Limit is $0. Only one (1) Utilization Notice may be delivered hereunder. For the avoidance of doubt, (x) to the extent the proceeds of the Permitted Equity Financing are in an amount sufficient to fund all of the Company’s Buyer Share Redemptions, the Company shall not be required to deliver a Utilization Notice hereunder and the Purchaser shall not be required to purchase any securities hereunder and (y) in no event shall the Company be required to cause Purchaser to subscribe for a number of Backstop Purchase Shares greater than the Subscription Amount necessary to fund the Company’s Buyer Share Redemptions after taking into account the Permitted Equity Financing and in no event shall the Purchaser be required to purchase any such Backstop Purchase Shares.
(d)   Utilization Priority.   In no event will a CC SPAC (including the Company) be permitted to deliver a Utilization Notice prior to the time by which shareholders of such CC SPAC are required to deliver notice to such CC SPAC of the election to require shareholder redemptions (including Buyer Shareholder Redemptions, with respect to the Company) in accordance with such CC SPAC’s governing documents, and any utilization notice (including a Utilization Notice hereunder) delivered prior to such time shall be deemed void and shall not (i) require the Purchaser to purchase any shares (including Class A Ordinary Shares or shares of Class A Common Stock) in such CC SPAC (including the Company) or (ii) reduce the Utilization Limit for any CC SPAC (including the Company).
2.   Sale and Purchase.
(a)   Backstop Purchase Shares.
(i)   Subject to the terms and conditions hereof, solely in the event of the valid delivery of the Utilization Notice by the Company to the Purchaser hereunder, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company a number of Backstop Purchase Shares equal to the Subscription Amount for an aggregate purchase price of $10.00 multiplied by the number of Backstop Purchase Shares issued and sold hereunder (such aggregate purchase price, the “BPS Purchase Price”). In no event will the BPS Purchase Price be greater than the lesser of (x) the then-current Utilization Limit and (y) the total number of Class A Ordinary Shares subject to Buyer Share Redemptions multiplied by $10.00.
(ii)   The valid delivery of the Utilization Notice hereunder shall serve as notice to the Purchaser that the Purchaser will be required to pay the BPS Purchase Price, and acquire the Backstop Purchase Shares, at the BPS Closing (as defined below).
(iii)   The closing of the sale of the Backstop Purchase Shares (the “BPS Closing”) shall be held on the same date and immediately prior to the Closing (as such term is defined in the BCA, such date being referred to as the “Closing Date”); provided however that unless consented to in writing by the Purchaser, the BPS Closing shall not occur prior to the fourth Business Day following the Purchaser’s receipt of the Utilization Notice. At the BPS Closing, the Company will issue to the Purchaser the Backstop Purchase Shares, registered in the name of the Purchaser, against (and concurrently with) the payment of the BPS Purchase Price to the Company by wire transfer of immediately available funds to the account notified to the Purchaser by the Company in the Utilization Notice.
(b)   Delivery of Backstop Purchase Shares.
(i)   The Company shall register the Purchaser as the owner of the Backstop Purchase Shares purchased by the Purchaser hereunder (individually or collectively, the “Securities”) in the register of members of the Company and with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the date of the BPS Closing.
(ii)   Each register and book entry for the Backstop Purchase Shares purchased by the Purchaser hereunder shall contain a notation, and each certificate (if any) evidencing the Backstop Purchase Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”
(c)   Legend Removal.    If the Backstop Purchase Shares are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), then at the Purchaser’s request, the Company will, at its sole expense, cause the Company’s transfer agent to remove the legend set forth in Section 2(b)(ii) hereof. In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent, that authorize and direct the transfer agent to transfer such Backstop Purchase Shares without any such legend; provided, however, that the Company will not be required to deliver any such opinion, authorization or certificate or direction if it reasonably believes that removal of the legend could reasonably be expected to result in or facilitate transfers of Backstop Purchase Shares in violation of applicable law.
(d)   Registration Rights.    The Purchaser shall have registration rights with respect to the Backstop Purchase Shares as set forth on Exhibit A (the “Registration Rights”).
3.   Representations and Warranties of the Purchaser.   The Purchaser represents and warrants to the Company as follows, as of the date hereof:
(a)   Organization and Power.    The Purchaser is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation (if the concept of “good standing” is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)   Authorization.    The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (c) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.
(c)   Governmental Consents and Filings.   No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.
(d)   Compliance with Other Instruments.    The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.
(e)   Purchase Entirely for Own Account.   This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. If the Purchaser was formed for the specific purpose of acquiring the Securities, each of its equity owners is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.
(f)   Disclosure of Information.   The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the sale of the Securities with the Company’s management.
(g)   Restricted Securities.   The Purchaser understands that the sale of the Securities to the Purchaser has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, except pursuant to the Registration Rights. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser acknowledges that the Company filed a Registration Statement for its IPO with the SEC. The Purchaser understands that the sale of the

Securities hereunder is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such sale of the Securities.
(h)   High Degree of Risk.   The Purchaser understands that its agreement to purchase the Securities involves a high degree of risk which could cause the Purchaser to lose all or part of its investment.
(i)   Accredited Investor.   The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
(j)   Foreign Investors.    If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Purchaser’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.
(k)   No General Solicitation.   Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the sale of the Securities.
(l)   Residence.    The principal place of business of the Purchaser’s general partner is the office located at the address of the Purchaser set forth in Section 8(a) below.
(m)   Non-Public Information.    The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.
(n)   Adequacy of Financing.    The Purchaser has, or will have at the BPS Closing, available to it sufficient funds to satisfy its obligations under this Agreement. As of the date hereof, the Utilization Limit is the Initial Allocation Amount.
(o)   Other Matters.    As of the date hereof, the Purchaser represents as warrants as set forth on Schedule A.
(p)   Affiliation of Certain FINRA Members.    The Purchaser is neither a person associated nor affiliated with any underwriter of the IPO of the Company or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority (“FINRA”) that is participating in the IPO of the Company.
(q)   No Other Representations and Warranties; Non-Reliance.    Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and the sale and purchase of the Securities, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 4 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”). Notwithstanding anything to the contrary in this Agreement, nothing in this Section 3(p) shall limit any claim or cause of action (or recovery in connection therewith) with respect to fraud.

4.   Representations and Warranties of the Company    The Company represents and warrants to the Purchaser as follows:
(a)   Incorporation and Corporate Power.   The Company is an exempted company duly incorporated and validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company has no subsidiaries.
(b)   Capitalization.    The authorized share capital of the Company consists, as of the date hereof, of:
(i)   500,000,000 Class A Shares, none of which are issued and outstanding;
(ii)   50,000,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Shares”), 15,350,000 of which are issued and outstanding; and all of the outstanding Class B ordinary shares of the Company have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable laws; and
(iii)   1,000,000 preference shares, none of which are issued and outstanding.
(c)   Authorization.    All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into this Agreement, and to issue the Backstop Purchase Shares at the BPS Closing has been taken or will be taken prior to the BPS Closing, as applicable. All action on the part of the shareholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the BPS Closing, and the issuance and delivery of the Backstop Purchase Shares and the securities issuable upon conversion or exercise of the Backstop Purchase Shares has been taken or will be taken prior to the BPS Closing, as applicable. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.
(d)   Valid Issuance of Backstop Purchase Shares.
(i)   The Backstop Purchase Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 4(e) below, the Backstop Purchase Shares will be issued in compliance with all applicable federal and state securities laws.
(ii)   No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii) — (iv) or (d)(3), is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).
(e)   Governmental Consents and Filings.    Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any filings pursuant to Regulation D of the Securities Act, applicable state securities laws, and pursuant to the Registration Rights.
(f)   Compliance with Other Instruments.    The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not result in any violation or default (i) of any provisions of the Company’s Memorandum and Articles or its other governing documents, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which the Company is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which the Company is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which the Company is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.
(g)   Operations.    As of the date hereof, the Company has not conducted any operations other than organizational activities and activities in connection with its IPO, its search for a Business Combination and financing in connection therewith.
(h)   Foreign Corrupt Practices.    Neither the Company, nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
(i)   Compliance with Anti-Money Laundering Laws.    The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all applicable U.S. and non-U.S. anti-money laundering laws, rules and regulations, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
(j)   Absence of Litigation.    There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.
(k)   No General Solicitation.   Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the sale of the Backstop Purchase Shares.
(l)   No Other Representations and Warranties; Non-Reliance.    Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company, the sale and purchase of the Backstop Purchase Shares, the IPO or a potential Business Combination, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by any of the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4(l) shall limit any claim or cause of action (or recovery in connection therewith) with respect to fraud.

5.   Additional Agreements, Acknowledgements and Waivers of the Purchaser.
(a)   Trust Account.
(i)   The Purchaser hereby acknowledges that it is aware that the Company has established a trust account (the “Trust Account”) for the benefit of its public shareholders in connection with the closing of the Company’s IPO. The Purchaser, for itself and its affiliates, hereby agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, or any distributions therefrom, or any other asset of the Company as a result of any liquidation of the Company, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Class A Shares issued in the IPO (the “Public Shares”) held by it.
(ii)   The Purchaser hereby agrees that it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, or any distributions therefrom and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account, or any distributions therefrom, that it may have now or in the future, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Public Shares held by it. In the event the Purchaser has any Claim against the Company under this Agreement, the Purchaser shall not pursue such Claim against the Trust Account or against the property or any monies in the Trust Account, or any distributions therefrom, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Public Shares held by it.
(b)   No Short Sales.    The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Business Combination Closing. For purposes of this Section 4(b), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.
(c)   Other Backstop Agreement.    In the event the Purchaser enters into an Other Backstop Agreement with an Other SPAC prior to the Closing, such Other Backstop Agreement shall be in the form of this Agreement (with only such changes as necessary to reflect such Other SPAC is the “Company” under the “Agreement” or such other changes as would not impact the Company’s ability to be first to issue a Utilization Notice).
6.   BPS Closing Conditions.
(a)   The obligation of the Purchaser to purchase the Backstop Purchase Shares at the BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:
(i)   The Business Combination shall be consummated substantially concurrently with, and immediately following, the purchase of the Backstop Purchase Shares;
(ii)   The then-current Utilization Limit shall be greater than $0;
(iii)   The Company shall have greater than zero (0) Class A Ordinary Shares subject to redemptions in accordance with its Memorandum and Articles, which redemptions have not been withdrawn; and
(iv)   There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.
(b)   The obligation of the Company to sell the Backstop Purchase Shares at the BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i)   The Business Combination shall be consummated substantially concurrently with, and immediately following, the purchase of the Backstop Purchase Shares;
(ii)   The representations and warranties of the Purchaser set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the BPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;
(iii)   The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the BPS Closing; and
(iv)   There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.
7.   Termination.    This Agreement may be terminated at any time prior to the BPS Closing:
(a)   by written consent of each of the Company, the Purchaser and E2open; or
(b)   automatically:
(i)   upon the consummation of the Business Combination (whether or not a Utilization Notice has been delivered and Backstop Purchase Shares have been purchased hereunder); or
(ii)   if a Business Combination is not consummated within 24 months from the closing of the IPO, or such later date as may be approved by the Company’s shareholders in accordance with the Memorandum and Articles.
In the event of any termination of this Agreement pursuant to this Section 7, the BPS Purchase Price, if previously paid, and all Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser in accordance with written instructions provided by the Purchaser to the Company, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 7 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. Section 5(a) shall survive termination of this Agreement.
8.   General Provisions.
(a)   Notices.    All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, New York 10166, Attn: Douglas Newton, email: newton@cc.capital, with a copy to the Company’s counsel at: Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, Attn: Christian O. Nagler, Esq., Lauren M. Colasacco, P.C., and Peter S. Seligson, Esq., email: cnagler@kirkland.com, lauren.colasacco@kirkland.com and peter.seligson@kirkland.com, fax: (212) 446-4900 and a copy to E2open’s counsel at: Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, Attn: Morgan D. Elwyn, Robert A. Rizzo and Claire E. James, email: melwyn@willkie.com, rrizzo@willkie.com, cejames@willkie.com.

All communications to the Purchaser shall be sent to Neuberger Berman Opportunistic Capital Solutions Master Fund L.P., c/o Neuberger Berman Investment Advisers LLC, 1290 Avenue of the Americas, New York, New York 10104, Attention: Lawrence Kohn, Ralph DeFeo and Ephraim Lemberger, email: lawrence.kohn@nb.com, ralph.defeo@nb.com and ephraim.lemberger@nb.com, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 8(a).
(b)   No Finder’s Fees.    Other than fees payable to the underwriters of the IPO or any other investment bank or financial advisor who assists the Company in sourcing targets for a Business Combination, which fees shall be the responsibility of the Company, each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.
(c)   Entire Agreement.    This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.
(d)   No Third Party Beneficiaries.    Except to the extent expressly set forth in Sections 7(a), 8(f), 8(l) and 8(s), this letter shall be binding on, and inure solely to the benefit of, the parties hereto and their respective successors and assigns, and nothing set forth in this letter shall be construed to confer upon or give any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Company to enforce, this Agreement; provided, however, that E2open is an intended third party beneficiary of Sections 7(a), 8(f), 8(l) and 8(s) of this Agreement to the extent expressly set forth therein.
(e)   Successors.    All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
(f)   Assignments.    Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party and E2open. Notwithstanding the foregoing, the Purchaser may assign and delegate all or a portion of its rights and obligations to purchase the Backstop Purchase Shares to one or more other persons upon the consent of the Company and E2open (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that no consent of the Company or E2open shall be required if such assignment or delegation is to an Affiliate of Purchaser; provided, further, that no such assignment or delegation shall relieve the Purchaser of its obligations hereunder (including its obligation to purchase the Backstop Purchase Shares) and the Company shall be entitled to pursue all rights and remedies against the Purchaser subject to the terms and conditions hereof. Any purported assignment or assumption of this Agreement or any right or obligation hereunder in contravention of this Section 8(e) shall be void ab initio.
(g)   Counterparts.    This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.
(h)   Headings.    The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)   Governing Law.    This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.
(j)   Jurisdiction.    The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.
(k)   Waiver of Jury Trial.    The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.
(l)   Amendments.    This Agreement may not be amended, modified, waived or supplemented as to any particular provision, except with the prior written consent of each of the Company and the Purchaser; provided, that the prior written consent of E2open shall be required for any material amendments, modifications, waivers or supplements (which shall include amendments which create additional conditionality, changes to the economics or delay the timing of any Utilization Notice).
(m)   Waiver of Damages.    Notwithstanding anything to the contrary contained herein, in no event shall any party be liable for consequential, special, exemplary or punitive damages in connection with this Agreement.
(n)   Severability.    The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.
(o)   Expenses.    Each of the Company and the Purchaser will be responsible for payment of its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent; stamp taxes and all of The Depository Trust Company’s fees associated with the issuance and resale of the Securities and the securities issuable upon conversion or exercise of the Securities.
(p)   Construction.    The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.
(q)   Waiver.    No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.
(r)   Confidentiality.    Except as may be required by law, regulation or applicable stock exchange listing requirements, or upon the request of a governmental authority, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.
(s)   Specific Performance; Enforcement.    The Purchaser agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without a requirement to post bond or any other security. Subject to the proviso in Section 8(d) and as provided in this Section 8(s), this Agreement may be enforced only by the Company and the Purchaser, and none of the Company’s direct or indirect creditors nor any other person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause the Company to enforce this Agreement; provided, however, that notwithstanding anything to the contrary E2open shall be entitled to enforce, through an action of specific performance, the Company’s right to cause the Purchaser to fund the BPS Purchase Price and purchase the Backstop Purchase Shares, subject to the terms and conditions hereof, and shall not be required to provide any bond or other security in connection with any such equitable remedy; provided in no event will E2open have any claim for monetary damages against the Purchaser hereunder. Notwithstanding the foregoing, in no event shall this Agreement be enforced by E2open unless, if there is a breach of the Subscription Agreements and/or the Forward Purchase Agreement, then E2open is concurrently enforcing the Subscription Agreements and/or the Forward Purchase Agreement. Notwithstanding the foregoing, in no event shall this Agreement be enforced by E2open unless, if there is a breach of the Subscription Agreements and/or the Forward Purchase Agreement, then E2open is concurrently enforcing the Subscription Agreements and/or the Forward Purchase Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.
CC NEUBERGER PRINCIPAL HOLDINGS I
By:	/s/ Douglas Newton
Name:	Douglas Newton
Title:	Authorized Signatory
NEUBERGER BERMAN OPPORTUNISTIC CAPITAL SOLUTIONS MASTER FUND L.P.
By:	/s/ Charles Kantor
Name:	Charles Kantor
Title:	Managing Director
[Signature Page to Forward Purchase Agreement]

Exhibit A
Registration Rights
To be the same Registration Rights to which the Purchaser is entitled with respect to the Purchaser’s Forward Purchase Agreement with the Company (but including the Backstop Purchase Shares).

D-A-1

Annex E
CERTIFICATE OF INCORPORATION
OF
E2OPEN PARENT HOLDINGS, INC.
Article I
Section 1.1.   Name.   The name of the Corporation is E2open Parent Holdings, Inc. (the “Corporation”).
Article II
Section 2.1.   Address.   The registered office of the Corporation in the State of Delaware is [•]; and the name of the Corporation’s registered agent at such address is [•].
Article III
Section 3.1.   Purpose.   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is being incorporated in connection with the domestication of CC Neuberger Principal Holdings I, a Cayman Islands exempted company limited by shares (“CCNB1 Cayman”), to a Delaware corporation, and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of CCNB1 Cayman (the “Certificate of Domestication”).
Article IV
Section 4.1.   Capitalization.   The total number of shares of all classes of stock that the Corporation is authorized to issue is [•] shares, consisting of (i) 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (ii) [•] shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (iii) [•] shares of Class B Non-Voting Common Stock, par value $0.0001 per share (“Class B Common Stock”), which shall be divided into [•] shares of Series B-1 Common Stock, par value $0.0001 per share (“Series B-1 Common Stock”) and [•] shares of Series B-2 Common Stock, par value $0.0001 per share (“Series B-2 Common Stock”) and (iv) [•] shares of Class V Common Stock, par value $0.0001 per share (“Class V Common Stock” and, together with the Class A Common Stock, and the Class B Common Stock, the “Common Stock”). The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class V Common Stock, or Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding or, in the case of Class A Common Stock, necessary for issuance upon conversion of outstanding shares of Class B Common Stock or upon exchange of Common Units (as defined in the Third Amended and Restated Limited Liability Company Agreement of E2open Holdings, LLC (the “LLC Agreement”)) and corresponding shares of Class V Common Stock) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, the Class B Common Stock, the Class V Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation or any certificate of designations relating to any series of Preferred Stock. Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, which shall occur on the closing date (such date, the “Closing Date”) of the transactions contemplated by that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2020 by and among (i) CCNB1 Cayman, (ii) the Blocker Merger Subs (as defined therein), (iii) the Blockers (as defined therein), (iv) Sonar Company Merger Sub, LLC, a Delaware limited liability company, (v) Eagle Parent Holdings, LLC, a Delaware limited liability company (the “Company”), and (vi) Insight Venture Partners, LLC, a Delaware limited liability company, each share of capital stock of CCNB1 Cayman issued and outstanding immediately prior to the filing of the Certificate of Domestication and this Certificate of Incorporation will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof; provided, however, in accordance with the terms of that certain letter agreement, dated as of October 14, 2020, by and among CC Neuberger Principal Holdings I Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), CCNB1 Cayman and the other parties thereto, an aggregate 2,500,000 Class B Ordinary Shares of CCNB1 Cayman shall automatically convert into Series B-1 Common Stock instead of Class A Common Stock.
Section 4.2.   Preferred Stock.
(A)   The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, subject to any limitations prescribed by the DGCL, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designations with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
(B)   Except as otherwise required by applicable law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series).
Section 4.3.   Common Stock.
(A)   Voting Rights.
(1)   Except as otherwise provided in this Certificate of Incorporation or as required by applicable law, each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that to the fullest extent permitted by applicable law, holders of Class A Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
(2)   Except as required by applicable law, no holder of Class B Common Stock, as such, shall be entitled to any voting rights with respect to Class B Common Stock.
(3)   Except as otherwise provided in this Certificate of Incorporation or as required by applicable law, each holder of record of Class V Common Stock, as such, shall be entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Corporation’s capital stock); provided, however, to the fullest extent permitted by applicable law, holders of Class V Common Stock, as such, shall have no voting power pursuant to this Certificate of Incorporation with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(4)   Except as otherwise provided in this Certificate of Incorporation or required by applicable law, at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class V Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with holders of the Class A Common Stock and holders of the Class V Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally, and shall have the exclusive right to vote for the election of directors and all other matters properly submitted to a vote of the stockholders.
(B)   Dividends and Distributions.
(1)   Class A Common Stock and Class B Common Stock.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock having a preference over or the right to participate with the Class A Common Stock and Class B Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Corporation, the holders of Class A Common Stock (including Class A Common Stock which converted to Class A Common Stock from Class B Common Stock in accordance with Section 4.3(D) below on or prior to the record date for such dividend or other distribution) and Class B Common Stock shall be entitled to receive ratably, taken together as a single class, in proportion to the number of shares held by each such stockholder such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, the payment of any dividend or other distribution so declared with respect to the Class B Common Stock shall be contingent upon, and no dividend or other distribution shall be paid unless and until, the occurrence of a Conversion Event (as defined below), if any, in respect of any such share of Class B Common Stock and, upon declaration of any dividend or other distribution, the record date for such dividend or other distribution with respect to any shares of Class B Common Stock (but, for the avoidance of doubt, not the Class A Common Stock) shall be one day before the Conversion Date with respect to such shares of Class B Common Stock, and the Board shall so set the record date upon such declaration. Such dividends or other distributions with respect to the Class B Common Stock shall be paid to the holders of record of the Class B Common Stock on the Conversion Date with respect to such shares of Class B Common Stock in accordance with Section 4.3(D).
(2)   Class V Common Stock.   Dividends and other distributions shall not be declared or paid on the Class V Common Stock.
(C)   Liquidation, Dissolution or Winding Up.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock having a preference over the Class A Common Stock as to distributions upon dissolution or liquidation or winding up shall be entitled, the holders of all outstanding shares of Class A Common Stock (including Class A Common Stock which converted to Class A Common Stock from Class B Common Stock in accordance with Section 4.3(D) below on or prior to the date of such liquidation, dissolution or winding up (including if a Conversion Event (as defined below) occurred as a result of such liquidation, dissolution or winding up)) shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of (i) Class B Common Stock (other than to the extent such liquidation, dissolution or winding up constitutes a Conversion Event, in which case such Class B Common Stock shall automatically convert to Class A Common Stock in accordance with Section 4.3(D) below and the holders of such resulting Class A Common Stock shall be treated as a holder of Class A Common Stock in accordance with this Section 4.3(C)) and (ii) Class V Common Stock, in the case of clauses (i) and (ii) as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(D)   Conversion of Class B Common Stock.   Immediately upon a B-1 Conversion Event (as defined below) with respect to a share of Series B-1 Common Stock, each such share of Series B-1 Common Stock then outstanding shall automatically, without any further action on the part of the record holder thereof or any other person (including the Corporation), convert into and become an equal number of shares of Class A Common Stock, which conversion shall be effective on the Conversion Date with respect to a corresponding Series 1 RCU (each, as defined in the LLC Agreement) (such date, the “Series B-1 Conversion Date”) with respect to such shares of Series B-1 Common Stock, and the holder of each such share of Series B-1 Common Stock shall become a record holder of Class A Common Stock as of such Series B-1 Conversion Date. Immediately upon a B-2 Conversion Event (as defined below) with respect to a share of Series B-2 Common Stock, each such share of Series B-2 Common Stock then outstanding shall automatically, without any further action on the part of the record holder thereof or any other person (including the Corporation), convert into and become an equal number of shares of Class A Common Stock, which conversion shall be effective on the Conversion Date with respect to a corresponding Series 2 RCU (each, as defined in the LLC Agreement) (such date, the “Series B-2 Conversion Date”) with respect to such shares of Series B-2 Common Stock, and the holder of each such share of Series B-2 Common Stock shall become a record holder of Class A Common Stock as of such Series B-2 Conversion Date. Each outstanding stock certificate or book-entry credit, as applicable, that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock shall, upon such Conversion Event, be automatically deemed to represent as of the Conversion Date an equal number of shares of Class A Common Stock, without the need for any surrender, exchange or registration thereof or any consent or notification, and on or promptly after the Conversion Date, if such shares are uncertificated, the Corporation or the transfer agent of the Corporation shall register such shares in book-entry form, reflecting that such holder is a record holder of Class A Common Stock as of the Conversion Date in respect of the relevant shares of Class B Common Stock, without the need for any surrender, exchange or registration thereof or any consent or notification. The Corporation, or any transfer agent of the Corporation, shall, upon the request on or after the Conversion Date of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated). Upon the occurrence of a Conversion Event with respect to a share of Class B Common Stock, the Dividend Catch-Up Payment (as defined below) in respect of such share of Class B Common Stock shall become payable as of the Conversion Date with respect to such share of Series B Common Stock by the Corporation to the holder of record of such share of Class B Common Stock as of the day immediately prior to such Conversion Date, and shall be paid in accordance with this Section 4.3(D). The Corporation shall pay, no later than five (5) Business Days (as defined in the LLC Agreement) following the Conversion Date with respect to a share of Class B Common Stock for which a Conversion Event has occurred, the dividends previously declared in respect of such share of Class B Common Stock beginning at the time of the Closing and ending on the day before the Conversion Date with respect to such Class B Common Stock (“Dividend Catch-Up Period”), but not including dividends declared on the Conversion Date (which amount, excluding any amounts declared on the Conversion Date, shall be, for the avoidance of doubt, the aggregate per share amount of dividends declared in respect of a share of Class A Common Stock during the Dividend Catch-Up Period (each such payment, a “Dividend Catch-Up Payment”)). If any portion of a Dividend Catch-Up Payment was declared by the Corporation as an in-kind dividend (which, for the avoidance of doubt, for purposes of this Certificate of Incorporation, shall not include any transaction subject to Section 4.3(G) hereof), then such portion of the Dividend Catch-Up Payment shall also be paid as an in-kind dividend; provided, however, to the extent the Corporation received cash in lieu of the in-kind distributions in respect of its Common Units held in the Company which were declared substantially concurrently with such in-kind dividend by the Corporation comprising a portion of the Dividend Catch-Up Payment, then such equivalent portion of the Dividend Catch-Up Payment shall be paid in cash in lieu of such in-kind dividend and such holder of Class B Common Stock shall be treated for all purposes as if it received the in-kind distribution of property, which is then immediately exchanged by such holder for cash of equivalent value. If a dividend is declared by the Corporation on a Conversion Date, such dividend shall be paid to the holder of each share of Class B

Common Stock converting on such Conversion Date as a holder of Class A Common Stock, and not as part of the Dividend Catch-Up Payment, and the Corporation shall ensure that the holder of the applicable shares of Class B Common Stock on such Conversion Date shall be treated as a record holder of Class A Common Stock (in respect of each share of Class B Common Stock which converted into a share of Class A Common Stock in accordance with this Section 4.3(D) on such Conversion Date) for purposes of such dividend. For purposes of this Certificate of Incorporation, (i) “B-1 Conversion Event” means (a) the occurrence of a VWAP 1 Vesting Event (as such term is defined in the LLC Agreement, (b) the occurrence of (i) a Continuing Member COC (as such term is defined in the LLC Agreement), with respect to any Series B-1 Common Stock held by any Person other than the Sponsor (or its Affiliates) or those certain independent directors of PubCo as of immediately prior to the date hereof who hold shares of Series B-1 Common Stock, or (ii) a Sponsor COC (as such term is defined in the LLC Agreement), with respect to any Series B-1 Common Stock held by the Sponsor (or its Affiliates) or those certain independent directors of the Corporation as of immediately prior to the date hereof who hold shares of Series B-1 Common Stock, or (c) a Liquidating Event (as such term is defined in the LLC Agreement) pursuant to which each share of Class A Common Stock would be entitled to at least $13.50 per share (taking into account the conversion of each share of Series B-1 Common Stock to a share of Class A Common Stock); provided, however, that the reference to $13.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock between the date hereof and the date of such Liquidating Event., (ii) a “B-2 Conversion Event” means a Series 2 Vesting Event (as such term is defined in the LLC Agreement) and (iii) a “Conversion Event” means a B-1 Conversion Event or a B-2 Conversion Event, as appropriate.
(E)   Cancellation of Class V Common Stock; Cancellation of Class B Common Stock.   In the event that any outstanding share of Class V Common Stock shall cease to be held directly or indirectly by a holder of a Common Unit (as defined in the LLC Agreement), as set forth in the books and records of the Company (including pursuant to an Exchange (as defined in the LLC Agreement)), such share shall automatically and without further action on the part of the Corporation or any holder of Class V Common Stock be transferred to the Corporation and cancelled for no consideration. The Corporation shall not issue additional shares of Class V Common Stock after the Closing Date other than in connection with the valid issuance of Common Units in accordance with the LLC Agreement or the vesting of any Restricted Common Units (as defined in the LLC Agreement) into Common Units upon the occurrence of an applicable Vesting Event (as defined in the LLC Agreement). To the extent that, on or before the tenth (10th) anniversary of the Closing Date, a Conversion Event has not occurred with respect to any share of Class B Common Stock, then immediately and without any further action by the Corporation or the holder thereof, on the date that is the tenth (10th) anniversary of the Closing Date, all such shares of Class B Common Stock outstanding shall automatically be forfeited to the Corporation and canceled for no consideration therefor and shall cease to be outstanding and any dividend declared in respect of such shares of Class B Common Stock and any Dividend Catch-Up Payment shall also be forfeited to the Corporation for no consideration therefor; provided, that, with respect to any share of Class B Common Stock which was issued pursuant to the Business Combination Agreement as consideration for a Company Option (as such term is defined in the Business Combination Agreement), any reference in this sentence to “the tenth (10th) anniversary” shall be deemed to refer to the “fifth (5th) anniversary”.
(F)   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock an amount equal to the number of then-outstanding Common Units subject to Exchange (as defined in the LLC Agreement) and then-outstanding Restricted Common Units plus the number of then-outstanding shares of Class B Common Stock, in each case, from time to time. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class V Common Stock an amount equal to the number of then-outstanding Restricted Common Units, from time to time.
(G)   Splits.   If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise (each, a “Split”)) any class of Common Stock into a greater or lesser number of shares, the shares of each other class of Common Stock outstanding immediately prior to such subdivision shall be proportionately similarly combined or subdivided such that the ratio of shares of outstanding Class B Common Stock and Class V Common Stock, respectively, to shares of outstanding Class A Common Stock immediately prior to such subdivision shall be maintained immediately after such combination or subdivision; provided, that such actions with respect to the Class V Common Stock shall be subject to Section 4.1(d) and the last sentence of Section 3.2 of the LLC Agreement. Any adjustment described in this Section 4.3(G) shall become effective at the close of business on the date the combination or subdivision becomes effective. In the event of any Split of shares of Class A Common Stock or Class B Common Stock occurs prior to the B-1 Conversion Date, the per share amount used to calculate the amount of the Dividend Catch-Up Payment owed in respect of the shares of Series B-1 Common Stock with respect to any dividend declared prior to such Split shall be ratably adjusted in a manner consistent with such Split such that, in the aggregate, the holders of Series B-1 Common Stock would not receive a greater or lesser Dividend Catch-Up Payment than such holders would have received absent such Split. In the event of any Split of shares of Class A Common Stock or Class B Common Stock occurs prior to the B-2 Conversion Date, the per share amount used to calculate the amount of the Dividend Catch-Up Payment owed in respect of the shares of Series B-2 Common Stock with respect to any dividend declared prior to such Split shall be ratably adjusted in a manner consistent with such Split such that, in the aggregate, the holders of Series B-2 Common Stock would not receive a greater or lesser Dividend Catch-Up Payment than such holders would have received absent such Split.
(H)   Transfers of Class B Common Stock.   No share of Class B Common Stock may be Transferred (as such term is defined in the LLC Agreement), other than to the holder of such share of Class B Common Stock’s Permitted Transferees (as such term is defined in the LLCA), prior to the Conversion Date of such shares of Class B Common Stock, at which time the shares of Class A Common Stock into which such shares of Class B Common Stock convert in accordance with the provisions of this Certificate of Incorporation may be Transferred, subject to any restrictions on transfer applicable to the holder of such Class A Common Stock and applicable law.
Article V
Section 5.1.   By-Laws.   In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation (as the same may be amended from time to time, the “By-Laws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designations relating to any series of Preferred Stock), by the By-Laws or pursuant to applicable law, the affirmative vote of the holders of at least 66 2∕3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of Article I, Article II or Article IV of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith and, with respect to any other provision of the By-Laws of the Corporation, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any such provision of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith.
Article VI
Section 6.1.   Board of Directors.
(A)   Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Subject to the investor rights agreement (the “Investor Rights Agreement”) dated on or about the date hereof, by and among (i) the Corporation; (ii) the IVP Blocked Equityholders (as defined therein); (iii) the Elliott

Equityholders (as defined therein); (iv) the Sponsor; (v) Insight E2open Aggregator, LLC and (vi) the other parties thereto, the total number of directors constituting the whole Board shall be determined from time to time by resolution adopted by the Board. Subject to the Investor Rights Agreement, the directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting following the Closing Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class in accordance with the Investor Rights Agreement.
(B)   Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding and the rights granted pursuant to the Investor Rights Agreement, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
(C)   Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the By-Laws. Subject to the terms of the Investor Rights Agreement, any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Subject to the terms and conditions of the Investor Rights Agreement, in case the Board or any one or more directors should be so removed, new directors may be elected pursuant to Section 6.1(B).
(D)   Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 6.1(A), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 6.1(A) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly.
(E)   Directors of the Corporation need not be elected by written ballot unless the By-Laws shall so provide.

Article VII
Section 7.1.   Meetings of Stockholders.   Any action required or permitted to be taken by the holders of stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the Corporation then in office; provided, however, that any action required or permitted to be taken by the holders of Class V Common Stock, voting separately as a class, or, to the extent expressly permitted by the certificate of designations relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation or as otherwise provided in the By-Laws.
Article VIII
Section 8.1.   Limited Liability of Directors.   To the fullest extent permitted by applicable law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article VIII shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.
Section 8.2.   Director and Officer Indemnification and Advancement of Expenses.   The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or any predecessor of the Corporation, or, while serving as a director or officer of the Corporation, serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.
Section 8.3.   Employee and Agent Indemnification and Advancement of Expenses.   The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.
Article IX
Section 9.1.   DGCL Section 203 and Business Combinations.
(A)   The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.
(B)   Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:
(1)   prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(2)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(3)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
(C)   For purposes of this Article IX, references to:
(1)   “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(2)   “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(3)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 9.1(B) of this Article IX is not applicable to the surviving entity;
b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
c.   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
e.   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(4)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 9.1(B) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(5)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; but “interested stockholder” shall not include (x) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective Affiliates or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, provided that a majority of the aggregate shares of voting stock of the Corporation owned by such group immediately prior to the business combination or the transaction which resulted in the stockholder becoming an interested stockholder were owned (without giving effect to beneficial ownership attributed to such person pursuant to Section 13(d)(3) of the Exchange Act or Rule 13d-5 of the Exchange Act) by one or more Stockholder Parties, Stockholder Party Direct Transferees, or Stockholder Party Indirect Transferees, or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (y) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(6)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:
a.   beneficially owns such stock, directly or indirectly; or

b.   has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.
(7)   “person” means any individual, corporation, partnership, unincorporated association or other entity.
(8)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(9)   “Stockholder Parties” means the Sponsor, the Founder Holders and the IVP Equityholders (each as defined in the Investor Rights Agreement). The term “Stockholder Party” shall have a correlative meaning to “Stockholder Parties.”
(10)   “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(11)   “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(12)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.
Article X
Section 10.1.   Competition and Corporate Opportunities.
(A)   In recognition and anticipation that members of the Board who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates and Affiliated Entities (each, as defined below) may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article X are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
(B)   No Non-Employee Director or his or her Affiliates or Affiliated Entities (the Persons (as defined below) above being referred to, collectively, as “Identified Persons” and, individually, as an

“Identified Person”) shall, to the fullest extent permitted by applicable law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates, has historically engaged, now engages or proposes to engage at any time or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by applicable law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by applicable law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 10.1(C) of this Article X. Subject to Section 10.1(C) of this Article X, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.
(C)   Subject to Section 10.1(D), the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered or presented to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 10.1(B) of this Article X shall not apply to any such corporate opportunity.
(D)   In addition to and notwithstanding the foregoing provisions of this Article X, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation, (iii) is one in which the Corporation has no interest or reasonable expectancy, or (iv) is one presented to any Person for the benefit of a member of the Board or such member’s Affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
(E)   For purposes of this Article X, (i) “Affiliate” shall mean (a) in respect of a member of the Board, any Person that, directly or indirectly, is controlled by such member of the Board (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Affiliated Entity” shall mean (x) any Person of which a Non-Employee Director serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (y) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (z) any person controlling, controlled by or under common control with any of the foregoing, including any investment fund or vehicle under common management; and (iii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
(F)   To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.
(G)   Any alteration, amendment, addition to or repeal of this Article X shall require the affirmative vote of at least 80% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Neither the alteration, amendment, addition to or repeal of this Article X, nor the adoption of any provision of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Certificate of Incorporation, the By-Laws, the Investor Rights Agreement, any indemnification agreement between such Person and the Corporation or any of its subsidiaries, or applicable law.
Article XI
Section 11.1.   Severability.   If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.
Article XII
Section 12.1.   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation (a) arising pursuant to any provision of the DGCL, this Certificate of Incorporation (as it may be amended or restated) or the By-Laws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by applicable law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of this Article XII will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
Article XIII
Section 13.1.   Amendments.   Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least

66 2∕3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and this Article XIII. Except as expressly provided in the foregoing sentence and the remainder of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock), including Section 10.1(G), this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Article XIV
Section 14.1.   Incorporator.   The name and mailing address of the incorporator of the Corporation is as follows:
Name	Address
Douglas Newton	c/o CC Capital Partners
200 Park Avenue, 58th Floor
New York, NY 10166
* * *

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this Certificate of Incorporation as of this [•] day of [•], 2020.

Douglas Newton
Incorporator
[Signature Page — Certificate of Incorporation]

Annex F
BY-LAWS
OF
E2OPEN PARENT HOLDINGS, INC.
ARTICLE I.
STOCKHOLDERS
Section 1.   The annual meeting of the stockholders of E2open Parent Holdings, Inc. (the “Corporation”) for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware, or by means of remote communications pursuant to paragraph (C)(2) of Section 12, as may be designated from time to time by the Board of Directors of the Corporation (the “Board”). The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.
Section 2.   Except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), and subject to the rights of the holders of any class or series of Preferred Stock (as defined in the Certificate of Incorporation), special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation. Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communications pursuant to paragraph (C)(2) of Section 12 as the Board may determine. The Board may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled.
Section 3.   Except as otherwise provided by the DGCL, the Certificate of Incorporation or these By-Laws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than sixty (60), nor less than ten (10), days previous thereto (unless a different time is specified by applicable law), to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
Section 4.   The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by applicable law or by the Certificate of Incorporation; but if at any meeting of stockholders there shall be less than a quorum present, the chairman of the meeting or, by a majority in voting power thereof, the stockholders present (either in person or by proxy) may, to the extent permitted by law, adjourn the meeting from time to time without further notice other than announcement at the meeting of the date, time and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting, until a quorum shall be present or represented. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the

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Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.
Section 5.   The Chairman of the Board, or in the absence of the Chairman of the Board or at the Chairman of the Board’s direction, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as chairman of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary, shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at the meeting (including the dismissal of business not properly presented), maintaining order at the meeting and safety of those present, restricting entry to the meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. Unless and to the extent determined by the Board or the chairman over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 6.   At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, subject to applicable law. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.
A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.
Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraphs of this Section 6 (including any electronic transmission) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.
Section 7.   When a quorum is present at any meeting, the vote of the holders of a majority of the votes cast (provided that an abstention or broker non-vote shall not count as a vote cast) shall decide any question brought before such meeting, unless the question is one upon which by express provision of the

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Certificate of Incorporation, these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast (provided that an abstention or broker non-vote shall not count as a vote cast) by shares of such class or series or classes or series shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question.
Section 8.   (A)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(B)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
Section 9.   At any time when action by one or more classes or series of stockholders of the Corporation is permitted to be taken by written consent pursuant to the terms and limitations set forth in the Certificate of Incorporation, the provisions of this section shall apply. All consents properly delivered in accordance with the Certificate of Incorporation and the DGCL shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation as required by the DGCL, written consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the DGCL. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in the applicable provisions of the DGCL. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in

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the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.
Section 10.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.
Section 11.   The Board, in advance of all meetings of the stockholders, may appoint one or more inspectors of stockholder votes, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that the Board fails to so appoint one or more inspectors of stockholder votes or, in the event that one or more inspectors of stockholder votes previously designated by the Board fails to appear or act at the meeting of stockholders, the chairman of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.
Section 12.
(A)   Annual Meetings of Stockholders.
(1)   Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) as provided in the Investor Rights Agreement (as defined in the Certificate of Incorporation), (b) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Article I, Section 3 of these By-Laws, (c) by or at the direction of the Board or any authorized committee thereof or (d) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who has complied with the notice procedures set

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forth in subparagraphs (2) and (3) of this paragraph (A) of this Section 12 and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation.
(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Article I, Section 12(A)(1)(d) of these By-laws, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (even if such matter is already the subject of any notice to the stockholders or a public announcement from the Board), and, in the case of business other than nominations of persons for election to the Board, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than thirty (30) days before, or more than seventy (70) days following, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this paragraph (A)(2) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting of stockholders following the adoption of these By-Laws, the date of the preceding year’s annual meeting shall be deemed to be [•]1 of the preceding calendar year.
Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (v) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal

1
Date to reflect the CCNBI shareholder meeting approving the business combination.

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and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (d) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (e) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (A)(2) or paragraph (B) of this Section 12) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update or supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or any adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.
The foregoing notice requirements of this paragraph (A)(2) of Section 12 shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this paragraph (A)(2), Section 12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(3)   Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 12 to the contrary, in the event that the number of directors to be elected to the Board is increased, effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 12, and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 12 shall also be considered timely, but only with respect to nominees for

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any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which a public announcement of such increase is first made by the Corporation.
(B)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Article I, Section 3 of these By-Laws. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board or a committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote on such election at the meeting, who has complied with the notice procedures set forth in this Section 12 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by paragraph (A)(2) of this Section 12 is delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.
(C)   General.   (1)   Only persons who are nominated in accordance with the procedures set forth in this Section 12 shall be eligible to be elected to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 12. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 12 and, if any proposed nomination or business is not in compliance with this Section 12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.
Notwithstanding the foregoing provisions of this Section 12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 12, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(2)   If authorized by the Board in its sole discretion, and subject to such rules, regulations and procedures as the Board may adopt, stockholders of the Corporation and proxyholders not physically present at a meeting of stockholders of the Corporation may, by means of remote communication participate in a meeting of stockholders of the Corporation and be deemed present in person and vote at a meeting of stockholders of the Corporation whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder of the Corporation or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders of the Corporation and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders of the Corporation, including an opportunity to read or hear the proceedings of the meeting substantially concurrently

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with such proceedings; and (iii) if any stockholder of the Corporation or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
(3)   For purposes of this Section 12, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act or otherwise disseminated in a manner constituting “public disclosure” under Regulation FD promulgated by the Securities and Exchange Commission.
(4)   No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice (or extend any notice time period) of such meeting for purposes of this Section 12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.
(5)   Notwithstanding the foregoing provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12; provided, however, that, to the fullest extent permitted by law, any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 12 (including paragraphs (A)(1)(d) and (B) hereof), and compliance with paragraphs (A)(1)(d) and (B) of this Section 12 shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 12 shall apply to the right, if any, of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
Notwithstanding anything to the contrary contained herein, for as long as the Investor Rights Agreement remains in effect with respect to the Stockholder Parties (as defined in the Certificate of Incorporation), the Stockholder Parties (to the extent then subject to the Investor Rights Agreement) shall not be subject to the notice procedures set forth in paragraphs (A)(2), (A)(3) or (B) of this Section 12 with respect to any annual or special meeting of stockholders to the extent necessary to effect the transactions and rights set forth in the Investor Rights Agreement.
ARTICLE II.
BOARD OF DIRECTORS
Section 1.   The Board shall consist, subject to the Certificate of Incorporation and the Investor Rights Agreement, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships and except as otherwise expressly provided in the Certificate of Incorporation) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors in accordance with the terms of the Certificate of Incorporation and the Investor Rights Agreement, as applicable. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these By-Laws or the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.
Section 2.   Subject to the Certificate of Incorporation and the Investor Rights Agreement, unless otherwise required by the DGCL or Article II, Section 4 of these By-Laws, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, removal, retirement, disqualification or otherwise) shall be filled only by a majority of the directors then in office, although less than a quorum, by any authorized committee of the Board or by a sole remaining director.

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Section 3.   Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, or by a majority of the total number of directors then in office, by written notice, including facsimile, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director in accordance with Article X, Section 2. Notice of each special meeting of the Board shall be given, as provided in Article X, Section 2, to each director (i) at least twenty-four (24) hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two (2) days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five (5) days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).
Section 4.   Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the total number of directors fixed by the Board pursuant to the Certificate of Incorporation and these By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.
Section 5.   The Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board, which shall be comprised of such members of the Board, subject to the Investor Rights Agreement, and have such duties as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Subject to the Certificate of Incorporation and the Investor Rights Agreement, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member, subject to the Investor Rights Agreement. Unless otherwise provided in the Certificate of Incorporation, these By-Laws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee.
Section 6.   Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing (including by electronic transmission), and the writing or writings (including any electronic transmission or transmissions) are filed with the minutes of proceedings of the Board.
Section 7.   The members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or other communications

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equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.
Section 8.   The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.
ARTICLE III.
OFFICERS
Section 1.   The Board shall elect officers of the Corporation, including a Chief Executive Officer, a President and a Secretary. The Board may also from time to time elect such other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may also elect or appoint a Chairman of the Board, who may or may not also be an officer of the Corporation. The Board may elect or appoint co-Chairmen of the Board, co-Presidents or co-Chief Executive Officers and, in such case, references in these By-Laws to the Chairman of the Board, the President or the Chief Executive Officer shall refer to either such co-Chairman of the Board, co-President or co-Chief Executive Officer, as the case may be.
Section 2.   All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until his or her earlier resignation or removal. Any officer may be removed from office at any time either with or without cause by the Board, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board.
Section 3.   Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these By-Laws shall have the powers and duties prescribed by law, by these By-Laws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these By-Laws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.
Section 4.   Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.
ARTICLE IV.
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES
Section 1.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; except as provided in Section 3 of this Article IV with

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respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
Section 2.   In addition to the right to indemnification conferred in Section 1 of this Article IV, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article IV (which shall be governed by Section 3 of this Article IV) (hereinafter an “advancement of expenses”); provided, however, that, if (x) the DGCL requires or (y) in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined after final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to indemnification under this Article IV or otherwise.
Section 3.   If a claim under Section 1 or 2 of this Article IV is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) twenty (20) days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense of the Corporation that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IV or otherwise shall be on the Corporation.
Section 4.
(A)   The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article IV, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article IV, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

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(B)   Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation or as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article IV, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation against or contribution by the indemnitee-related entities and no right of advancement, indemnification or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation under this Article IV. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 4(B) of Article IV, entitled to enforce this Section 4(B) of Article IV.
For purposes of this Section 4(B) of Article IV, the following terms shall have the following meanings:
(1)   The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.
(2)   The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to applicable law, any agreement, certificate of incorporation, by-laws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.
Section 5.   The rights conferred upon indemnitees in this Article IV shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article IV that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
Section 6.   The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 7.   The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article IV with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

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ARTICLE V.
CORPORATE BOOKS
The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.
ARTICLE VI.
CHECKS, NOTES, PROXIES, ETC.
All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, or by such officers as the Chairman of the Board, Chief Executive Officer or the Board may from time to time determine.
ARTICLE VII.
SHARES AND OTHER SECURITIES OF THE CORPORATION
Section 1.   Certificated and Uncertificated Shares.   The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.
Section 2.   Signatures.   Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.
Section 3.   Lost, Destroyed or Wrongfully Taken Certificates.
(A)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.
(B)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall, to the fullest extent permitted by law, be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.
Section 4.   Transfer of Stock.
(A)   Transfers of record of shares of stock of the Corporation shall be made only upon the books administered by or on behalf of the Corporation and only upon proper transfer instructions, including by Electronic Transmission, pursuant to the direction of the registered holder thereof, such person’s attorney lawfully constituted in writing, or from an individual presenting proper evidence of succession, assignment or authority to transfer the shares of stock; or, in the case of stock represented by certificate(s) upon delivery of a properly endorsed certificate(s) for a like number of shares or accompanied by a duly executed stock transfer power.

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(B)   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
Section 5.   Registered Stockholders.   Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.
Section 6.   Regulations.   The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.
ARTICLE VIII.
FISCAL YEAR
The fiscal year of the Corporation shall end on the last day of February of each calendar year, unless otherwise determined by resolution of the Board.
ARTICLE IX.
CORPORATE SEAL
The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.
ARTICLE X.
GENERAL PROVISIONS
Section 1.   Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these By-Laws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).
Section 2.   Means of Giving Notice. Except as otherwise set forth in any applicable law or any provision of the Certificate of Incorporation or these By-Laws, notice of any meeting shall be given by the following means:
(A)   Notice to Directors.   Whenever under applicable law, the Certificate of Incorporation or these By-Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees

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thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.
(B)   Electronic Transmission.   “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
(C)   Notice to Stockholders Sharing Same Address.   Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By-Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.
(D)   Exceptions to Notice Requirements.
(1)   Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By-Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
(2)   Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By-Laws, to any stockholder to whom (x) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (y) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.
Section 3.   Section headings in these By-Laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.
Section 4.   In the event that any provision of these By-Laws is or becomes inconsistent with any provision of the Certificate of Incorporation or the DGCL, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

F-15

ARTICLE XI.
AMENDMENTS
These By-Laws may be made, amended, altered, changed, added to or repealed as set forth in the Certificate of Incorporation.

F-16

Annex G
INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms hereof, this “Agreement”), dated as of [•], 202[•] (the “Effective Date”), is made by and among (i) E2open Parent Holdings, Inc., a Delaware corporation and successor to CC Neuberger Principal Holdings I, a Cayman Islands exempted company (including any of its successors or assigns, “PubCo”); (ii) (A) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership (“GBCF Cayman”), (B) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Cayman Islands exempted limited partnership (“GBCF Delaware”), (C) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman”) and (D) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (together with GBCF Cayman, GBCF Delaware, and IVP Cayman, the “IVP Blocked Equityholders”); (iii) [(A) [           ], a [           ] and (B) [           ], a [           ]] (the “Elliott Equityholders”, and collectively with the IVP Blocked Equityholders, the “Blocked Equityholders”); (iv) Insight E2open Aggregator, LLC (“IVP Aggregator”, together with the IVP Blocked Equityholders, the “IVP Equityholders”, and together with the Blocked Equityholders, the “Equityholders”); (v) CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company (the “Sponsor”); (vi) CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company (“CC Capital”); (vii) Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company (“NBOKS” and, together with CC Capital, the “Founder Holders”); and (viii) Eva F. Huston and Keith W. Abell (each, a “CCNB1 Independent Director” and, together, the “CCNB1 Independent Directors”). Each of PubCo, each Equityholder, the Sponsor, each Founder Holder and each CCNB1 Independent Director may be referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, PubCo has entered into that certain Business Combination Agreement, dated as of October 14, 2020 (as it may be amended from time to time in accordance with the terms thereof, the “BCA”), by and among PubCo, the Blocker Merger Subs (as defined in the BCA), each wholly owned subsidiaries of PubCo, the Company Merger Sub (as defined in the BCA), a wholly owned subsidiary of PubCo, the Blockers (as defined in the BCA), E2open Holdings, LLC (formerly known as Eagle Parent Holdings, LLC), a Delaware limited liability company (the “Operating Company”), and the other parties thereto, in connection with the business combination of PubCo and the Operating Company (the “Business Combination”) and other transactions contemplated therein;
WHEREAS, pursuant to the BCA, at the Closing, among other things (i) the Company Merger Sub will merge with and into the Operating Company and the Operating Company will become a subsidiary of PubCo whereby PubCo will acquire a certain number of common units in the Operating Company (“Common Units”) and (ii) (A) the holders of Equity Securities of the Operating Company (including IVP Aggregator but excluding the Blockers) immediately prior to the Effective Time (as defined in the BCA), will each receive (1) a certain number of Common Units and the same number of shares of Class V Common Stock and (2) a certain number of unvested performance-based restricted Common Units (“Restricted Common Units”), and (B) the equityholders of the Blockers (including the Blocked Equityholders), immediately prior to the Effective Time (as defined in the BCA), will each receive (1) a certain number of shares of Class A Common Stock and (2) a certain number of shares of Class B Common Stock, in each case in accordance with the terms of the BCA;
WHEREAS, upon the consummation of the Business Combination, PubCo and the other persons holding Common Units and Restricted Common Units, including IVP Aggregator, entered into that certain third amended and restated operating agreement of the Operating Company (as it may be further amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “LLC Agreement”);
WHEREAS, pursuant to the LLC Agreement, upon satisfaction of the conditions set forth in the LLC Agreement, (i) the Restricted Common Units will vest and become Common Units and (ii) PubCo will issue to the holders of such Common Units an additional number of shares of Class V Common Stock such that each such holder holds the same number of Common Units and shares of Class V Common Stock, and upon satisfaction of the conditions set forth in the Certificate of Incorporation, the shares of Class B Common Stock will convert automatically into shares of Class A Common Stock of PubCo;
WHEREAS, each of the Equityholders holding Common Units has the right to exchange such Common Units, along with the cancelation of an equal number of shares of Class V Common Stock, for shares of Class A Common Stock pursuant to the terms and conditions of the LLC Agreement;
WHEREAS, PubCo, the Sponsor and the CCNB1 Independent Directors entered into that certain Registration and Shareholder Rights Agreement, dated as of April 28, 2020 (the “Original RRA”);
WHEREAS, in connection with the execution of this Agreement, PubCo, the Sponsor and the CCNB1 Independent Directors desire to terminate the Original RRA and replace it with this Agreement; and
WHEREAS, on the Effective Date, the Parties desire to set forth their agreement with respect to governance, registration rights and certain other matters, in each case in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Definitions.   As used in this Agreement, the following terms shall have the following meanings:
“Action” means any action, suit, charge, litigation, arbitration, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide, material business purpose for not making such information public.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this Agreement.
“Agreement” has the meaning set forth in the Preamble.
“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.
“BCA” has the meaning set forth in the Recitals.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, means that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.

“Blocked Equityholder” has the meaning set forth in the Preamble.
“Board” means the board of directors of PubCo.
“Business Combination” has the meaning set forth in the Recitals.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Bylaws” means the bylaws of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“CC Capital” has the meaning set forth in the Preamble.
“CCNB1” means CC Neuberger Principal Holdings I, a Cayman Islands exempted company.
“CCNB1 Independent Directors” has the meaning set forth in the Preamble.
“CEO Director” has the meaning set forth in Section 3.1(a).
“Certificate of Incorporation” means the certificate of incorporation of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“Class A Common Stock” means, as applicable, (a) the Class A common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class A common stock or into which the Class A common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Common Stock” means, as applicable, (a) the Class B common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class B common stock or into which the Class B common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class V Common Stock” means, as applicable, (a) the Class V common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class V common stock or into which the Class V common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Closing” has the meaning given to such term in the BCA.
“Closing Date” has the meaning given to such term in the BCA.
“Common Stock” means shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock, including any shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock.
“Common Units” has the meaning set forth in the Recitals.
“Company Units” means the Common Units and the Restricted Common Units.
“Confidential Information” has the meaning set forth in Section 3.3.
“Demanding Holders” has the meaning set forth in Section 4.1(c).
“E2open” means E2open, LLC, a Delaware limited liability company.
“Economic Interests” mean (a) for the IVP Equityholders, (i) Common Units, plus any Common Units issued upon the conversion of Restricted Common Units pursuant to clause (y) below and (ii) shares of Class A Common Stock, plus any shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock pursuant to clause (y) below, in each case owned by the IVP Equityholders or their Permitted Transferees, (b) for the Elliott Equityholders, shares of Class A Common Stock, plus any shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock pursuant to clause (y) below, in each case owned by the Elliott Equityholders or their Permitted Transferees, (c) for the Sponsor, [•] shares of Class A Common Stock2, plus any shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock pursuant to clause (y) below owned by the Sponsor or its Permitted Transferees, and (d) for CC Capital, [•] shares of Class A Common Stock3, plus any shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock pursuant to clause (y) below owned by CC Capital or its Permitted Transferees, in the case of clauses (a), (b), (c) and (d), as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like. For purposes of computing the percentage of Economic Interests held by the IVP Equityholders in clause (a),the Elliott Equityholders in clause (b), the Sponsor in clause (c) and CC Capital in clause (d) in Section 3.1 and Section 6.4(b), in each case, Restricted Common Units and Class B Common Stock shall (x) not be included as held as of the Closing Date or at the applicable time while unvested and remaining Restricted Common Units or shares of Class B Common Stock and (y) be included as being held as of the Closing Date and at the applicable time beginning only if and when they vest and convert into Common Units or shares of Class A Common Stock.
“Effective Date” has the meaning set forth in the Preamble.
“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“Equityholders” has the meaning set forth in the Preamble.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Form S-1 Shelf” has the meaning set forth in Section 4.1(a).
“Form S-3 Shelf” has the meaning set forth in Section 4.1(a).
“Forward Purchase Agreement” means that certain forward purchase agreement, dated as of April 28, 2020, among PubCo and NBOKS, as amended by that certain Side Letter, dated as of October 14, 2020, by and between NBOKS and PubCo, pursuant to which NBOKS agreed to purchase up to an aggregate of 20,000,000 Class A ordinary shares of PubCo and a number of redeemable warrants to purchase Class A ordinary shares of PubCo equal to 1/4 the number of Class A ordinary shares of PubCo purchased, in a private placement to occur concurently with the Closing.

2
Reflects the number of Class A shares to which the Sponsor is entitled solely with respect to the CCNB1 Founder Shares (i.e., the Class A shares received as a result of the conversion of the Class B shares).

3
Reflects the number of Class A shares to which CC Capital beneficially owns through the Sponsor solely with respect to the CCNB1 Founder Shares (i.e., the Class A shares received as a result of the conversion of the Class B shares).

“Founder Holders” has the meaning set forth in the Preamble.
“GBCF Cayman” has the meaning set forth in the Preamble.
“GBCF Delaware” has the meaning set forth in the Preamble.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this Agreement pursuant to Article VI; provided that a Party who does not hold Registrable Securities as of the Effective Date and who acquires Registrable Securities after the Effective Date will not be a Holder until such Party gives PubCo a representation in writing of the number of Registrable Securities it holds.
“Holder Information” has the meaning set forth in Section 4.10(b).
“IVP Aggregator” has the meaning set forth in the Preamble.
“IVP Blocked Equityholders” has the meaning set forth in the Preamble.
“IVP Cayman” has the meaning set forth in the Preamble.
“IVP Director” has the meaning set forth in Section 3.1(a).
“IVP Equityholders” has the meaning set forth in the Preamble.
“IVP Representative” means IVP Aggregator, or such other Person, which Person must be an Affiliate of Insight Venture Management, LLC, who is identified as the replacement IVP Representative by the then existing IVP Representative giving prior written notice to PubCo.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“LLC Agreement” has the meaning set forth in the Recitals.
“Lock-Up Period” has the meaning set forth in Section 5.1(a).
“Lock-Up Shares” has the meaning set forth in Section 5.1(a).
“Maximum Number of Securities” has the meaning set forth in Section 4.1(e).
“Minimum Takedown Threshold” has the meaning set forth in Section 4.1(c).
“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.
“NBOKS” has the meaning set forth in the Preamble.
“Necessary Action” means, with respect to any Party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such Party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that PubCo’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to shares of Common Stock, (c) causing the adoption of stockholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Entities, all filings, registrations or similar actions that are required to achieve such result and (f) nominating certain Persons for election to the Board in connection with the annual or special meeting of stockholders of PubCo.
“Operating Company” has the meaning set forth in the Recitals.
“Organizational Documents” means the Certificate of Incorporation and the Bylaws.
“Original RRA” has the meaning set forth in the Recitals.
“Participation Conditions” has the meaning set forth in Section 4.1(d).
“Party” has the meaning set forth in the Preamble.
“Permitted Transferee” means with respect to any Person, (i) any Family Member of such Person and (ii) any Affiliate of such Person (including any partner, shareholder, member controlling or under common control with such Member and Affiliated investment fund or vehicle) of such Person, but excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or the Operating Company and any portfolio company; provided that no Affiliated investment fund or vehicle of any Person (for the avoidance of doubt, excluding portfolio companies) shall be deemed to operate or engage in any such competing business, including as a result of ownership of securities (including a controlling interest) of any portfolio company that engages in or competes with the business of PubCo or the Operating Company so long as such securities are not the only securities held by such Affiliated investment fund or vehicle of such Person.
“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Piggyback Registration” has the meaning set forth in Section 4.2(a).
“Potential Takedown Participant” has the meaning set forth in Section 4.1(d).
“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.
“PubCo” has the meaning set forth in the Preamble.
“Registrable Securities” means (a) any shares of Class A Common Stock, including Class A Common Stock (i) to be issued pursuant to the LLC Agreement upon exchange of Common Units (along with the cancelation of an equal number of shares of Class V Common Stock), and (ii) to be issued as a result of the conversion of shares of Class B Common Stock, (b) any Warrants or any shares of Class A Common Stock issued or issuable upon the exercise thereof and (c) any Equity Securities of PubCo or any Subsidiary of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) or (b) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by a Holder, other than any security received pursuant to an incentive plan adopted by PubCo on or after the Closing Date; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (A) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement, (B) such Registrable Securities shall have ceased to be outstanding or (C) such Registrable Securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” means the out-of-pocket expenses of a Registration, including the following:

(a)
all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any securities exchange on which the Class A Common Stock is then listed;

(b)
fees and expenses of compliance with securities or blue sky Laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)
printing, messenger, telephone and delivery expenses;

(d)
reasonable fees and disbursements of counsel for PubCo;

(e)
reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(f)
reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering in an amount not to exceed $75,000 for each Registration.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person acting on behalf of such Person.
“Requesting Holder” means any Equityholder requesting piggyback rights pursuant to Section 4.2 of this Agreement with respect to an Underwritten Shelf Takedown.
“Restricted Common Units” has the meaning set forth in the Recitals.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.
“Shelf” has the meaning set forth in Section 4.1(a).
“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Shelf Takedown Notice” has the meaning set forth in Section 4.1(d).
“Shelf Takedown Request” has the meaning set forth in Section 4.1(c).
“Special Holder” means each of the Sponsor, the Founder Holders, each Elliott Equityholder and each IVP Equityholder, at such times as such Party is a Holder.
“Sponsor” means CC Neuberger Principal Holdings I Sponsor LLC, or, upon its dissolution, the Founder Holders.
“Sponsor Director” has the meaning set forth in Section 3.1(a).
“Sponsor Representative” means CC Neuberger Principal Holdings I Sponsor LLC or, after the dissolution of CC Neuberger Principal Holdings I Sponsor LLC, [•], or such other Person who is an Affiliate of one or more of the Founder Holders, who is identified as the replacement Sponsor Representative by the then existing Sponsor Representative giving prior written notice to PubCo, the IVP Representative and the Elliott Equityholders.

“Subsequent Shelf Registration” has the meaning set forth in Section 4.1(b).
“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition, contract or legally binding agreement to undertake any of the foregoing, by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.
“Underwritten Offering” means a Registration in which securities of PubCo are sold to an Underwriter for distribution to the public.
“Underwritten Shelf Takedown” has the meaning set forth in Section 4.1(c).
“Voting Securities” means Equity Securities of PubCo which are entitled to vote generally in the election of directors to the Board.
“Warrants” means the following outstanding warrants of PubCo, each exercisable for one share of Class A Common Stock, (a) warrants to purchase 10,280,000 shares of Class A Common Stock issued to the Sponsor pursuant to that certain private placement warrants purchase agreement, dated April 28, 2020, by and among the Sponsor and PubCo, for a purchase price of $11.50 per warrant and (b) warrants to purchase 5,000,000 shares of Class A Common Stock issued to NBOKS pursuant to the Forward Purchase Agreement.
“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.
“Withdrawal Notice” has the meaning set forth in Section 4.1(f).
Section 1.2   Interpretive Provisions.   For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:
(a)   the meanings of defined terms are applicable to the singular as well as the plural forms of such terms.
(b)   the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(c)   references in this Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder.
(d)   whenever the words “include”, “includes” or “including” are used in this Agreement, they shall mean “without limitation.”
(e)   the captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(f)   pronouns of any gender or neuter or, as appropriate, the other pronoun forms.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Each of the Parties to this Agreement hereby represents and warrants to each other Party to this Agreement that as of the date such Party executes this Agreement:
Section 2.1   Existence; Authority; Enforceability.   Such Party has the power and authority to enter into this Agreement and to carry out its obligations hereunder. Such Party who is not an individual is duly organized and validly existing under the laws of its respective jurisdiction of organization, and the execution of this Agreement, and the consummation of the transactions contemplated herein, have been authorized by all necessary action, and no other act or proceeding on its part is necessary to authorize the execution of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed by it and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms.
Section 2.2   Absence of Conflicts.   The execution and delivery by such Party of this Agreement and the performance of its obligations hereunder does not and will not (a) conflict with, or result in the breach of any provision of the constitutive documents of such Party who is not an individual; (b) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any contract, agreement or permit to which such Party is a Party or by which such Party’s assets or operations are bound or affected; or (c) violate any law applicable to such Party.
Section 2.3   Consents.   Other than any consents which have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Party in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of any of the transactions contemplated herein.
ARTICLE III
GOVERNANCE
Section 3.1   Board of Directors.
(a)   Composition of the Board.   Each of the Sponsor, the Elliott Equityholders, the IVP Equityholders, severally and not jointly, agrees with PubCo to take all Necessary Action to cause (x) the Board to be comprised of nine (9) directors and (y) those individuals to be nominated in accordance with this Article III, initially (i) three (3) of whom have been nominated by the IVP Representative, initially [•], [•] and [•] and thereafter designated pursuant to Section 3.1(b) or Section 3.1(e) of this Agreement (each, an “IVP Director”), (ii) five (5) of whom have been nominated by CC Capital (on behalf of the Sponsor), initially [•], [•], [•], [•], and [•] and thereafter designated pursuant to Section 3.1(c) or Section 3.1(e) of this Agreement (each, a “Sponsor Director”), and (iii) the CEO of E2open, initially Michael Farlekas (the “CEO Director”). Each of the Sponsor, the Elliott Equityholders, the IVP Equityholders, severally and not jointly, agrees with PubCo to take all Necessary Action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three year-terms as follows:
(i)   the Class I directors shall include: three (3) Sponsor Directors, initially [•], [•] and [•];
(ii)   the Class II directors shall include: two (2) IVP Directors, initially [•] and [•], and one (1) Sponsor Director, initially [•]; and
(iii)   the Class III directors shall include: one (1) IVP Director, initially [•], one (1) Sponsor Director, initially [•], and the CEO Director.
The initial term of the Class I directors shall expire immediately following PubCo’s 2021 annual meeting of stockholders at which directors are elected. The initial term of the Class II directors shall expire immediately following PubCo’s 2022 annual meeting of stockholders at which directors are elected. The initial term of the Class III directors shall expire immediately following PubCo’s 2023 annual meeting at which directors are elected.
(b)   IVP Equityholder Representation.   For so long as the IVP Equityholders and their Permitted Transferees Beneficially Own Economic Interests (in PubCo and the Operating Company, without duplication) representing the percentage of the Economic Interests held by the IVP Equityholders immediately after the Closing shown below (or the percentage of Voting Securities shown below, if relevant), PubCo shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected, that number of individuals designated by the IVP Representative that, if elected, will result in the IVP Equityholders having the number of directors serving on the Board that is shown in the column labeled “Number of IVP Directors” below; provided, that after the number of IVP Directors is reduced because the percentage Beneficially Owned of such Economic Interests is reduced, the IVP Equityholders and their Permitted Transferees cannot subsequently increase the number of IVP Directors entitled to be designated as a result of their acquisition of Beneficial Ownership of additional Economic Interests (in PubCo and the Operating Company, without duplication).
Economic Interests Beneficially Owned by the IVP Equityholders (and their Permitted Transferees) as a Percentage of the Economic Interests Held by the IVP Equityholders immediately after the Closing	Number of IVP Directors
85% or greater	3
66% or greater, but less than 85%	2
33% or greater (or, if greater, 2% of the Voting Securities of Pubco), but less than 66%	1
Less than the greater of 33% and 2% of the Voting Securities of PubCo	0
(c)   Sponsor Representation.   For so long as the Sponsor and its Permitted Transferees (including CC Capital and NBOKS and their Permitted Transferees) Beneficially Own Economic Interests in PubCo representing at least the percentage, shown below, of the Economic Interests Beneficially Owned by CC Capital immediately after the Closing shown below, PubCo shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected that number of individuals designated by CC Capital (on behalf of the Sponsor) that, if elected, will result in the Sponsor having the number of directors serving on the Board that is shown below; provided, that after the number of Sponsor Directors is reduced because the percentage Beneficially Owned of such Economic Interests is reduced, the Sponsor and its Permitted Transferees cannot subsequently increase the number of Sponsor Directors entitled to be designated as a result of its acquisition of Beneficial Ownership of additional Economic Interests in PubCo.
Economic Interests Beneficially Owned by the Sponsor (and its Permitted Transferees) as a Percentage of the Economic Interests Beneficially Owned by CC Capital immediately after the Closing	Number of Sponsor Directors
85%	5
68%	4
51%	3
34%	2
17%	1
0%	0
(d)   Decrease in Directors.   Upon any decrease in the number of directors that the IVP Representative or the Sponsor, as applicable, is entitled to designate for nomination to the Board pursuant to Section 3.1(b) or Section 3.1(c), the IVP Equityholders or the Sponsor, as applicable, shall take all Necessary Action to cause the appropriate number of IVP Directors or Sponsor Directors, as applicable, to offer to tender their resignation promptly, and no later than, sixty (60) days prior to the expected date of PubCo’s next annual meeting of stockholders. Notwithstanding the foregoing, the Nominating and Corporate Governance Committee may, in its sole discretion and with the express written consent of such individual, recommend for nomination an IVP Director or Sponsor Director that has tendered his or her resignation pursuant to this Section 3.1(d).
(e)   Removal; Vacancies.   Except as provided in Section 3.1(d), and subject to the Organizational Documents, the IVP Representative or CC Capital (on behalf of the Sponsor), as applicable, shall have the exclusive right to (i) remove their nominees from the Board, and PubCo shall take all Necessary Action to cause the removal of any such nominee at the request of the applicable Party and (ii) designate directors for election to the Board to fill vacancies created by reason of death, removal or resignation of its nominees to the Board, and PubCo, the Sponsor, the Elliott Equityholders and the IVP Equityholders shall take all Necessary Action to cause any such vacancies created pursuant to clause (i) or (ii) above to be filled by replacement directors designated by the applicable Party as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee). Notwithstanding anything to the contrary contained in this Section 3.1(e), no Party shall have the right to designate a replacement director, and PubCo shall not be required to take any action to cause any vacancy to be filled by any such designee, to the extent that election or appointment of such designee to the Board would result in a number of directors nominated by such Party in excess of the number of directors that such Party is then entitled to nominate for membership on the Board pursuant to this Agreement.
(f)   Committees.   In accordance with PubCo’s Organizational Documents, (i) the Board shall establish and maintain committees of the Board for (x) Audit, (y) Compensation and (z) Nominating and Corporate Governance, and (ii) the Board may from time to time by resolution establish and maintain other committees of the Board. For so long as the IVP Equityholders are entitled to designate at least one (1) director to serve on the Board pursuant to Section 3.1(b), each committee of the Board shall, at the IVP Representative’s option, include at least one (1) IVP Director, and for so long as CC Capital (on behalf of the Sponsor) is entitled to designate at least one (1) director to serve on the Board pursuant to Section 3.1(c), each committee of the Board shall, at CC Capital’s option, including at least one (1) Sponsor Director, in each case subject to applicable Laws and applicable stock exchange regulations, and subject to requisite independence requirements applicable to such committee.
(g)   Reimbursement of Expenses.   PubCo shall reimburse the directors for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.
(h)   Indemnification.   For so long as any IVP Director or Sponsor Director serves as a director of PubCo, (i) PubCo shall provide such IVP Director or Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other directors of PubCo and (ii) PubCo shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any IVP Director or Sponsor Director nominated pursuant to this Agreement as and to the extent consistent with applicable Law, the last sentence of Section 10.1(G) of the Certificate of Incorporation, Article VIII of the Certificate of Incorporation, Article IV of the Bylaws and any indemnification agreements with directors (whether such right is contained in the Organizational Documents or another document) (except to the extent such amendment or alteration permits PubCo to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).
Section 3.2   Voting Agreement.   For the Standstill Period, each of the Sponsor, the Founder Holders and each Equityholder severally and not jointly agree with PubCo to cause all Equity Securities such Person has the right to vote as of the applicable record date, to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by written consent in lieu of a meeting in favor of each director nominated in accordance with Section 3.1(a), Section 3.1(b) and Section 3.1(c), and recommended by the Board for election at any such meeting or through any such written consent. The Sponsor, the Founder Holders and each Equityholder, severally and not jointly, agree with PubCo not to take action to remove any director (other than a director nominated by such person) from office unless such removal is for cause or if the applicable Party nominating such director is no longer entitled to nominate such director pursuant to Section 3.1.

Section 3.3   Standstill.
(a)   Each Equityholder, the Founder Holders and the Sponsor (each a, “Standstill Party”), severally and not jointly, agree with PubCo that, from the Effective Date until, and including, the date that is the later of (i) one (1) year after the Effective Date and (ii) the date on which PubCo’s 2022 annual meeting of stockholders at which directors are elected occurs (or any postponement or adjournment thereof) (such period, the “Standstill Period”), such Standstill Party shall not, directly or indirectly:
(i)   make, engage in, or in any way, participate in any “solicitation” of “proxies” (as such terms are used in Regulation 14 of the Exchange Act) to vote, or seek to advise or influence any Person with respect to the voting of, any Equity Securities of PubCo or any of its Subsidiaries in favor of the election of any person as a director who is not nominated pursuant to this Agreement or by the Board (or its nominating committee) or in opposition of any individual nominated or designated for appointment or election to the Board by PubCo pursuant to this Agreement (including any “withhold,” “vote no” or similar campaign even if conducted as an exempt solicitation) or otherwise in opposition of any IVP Director or Sponsor Director (including by “solicitation” of “proxies” in favor of any opposing nominee of any such individual);
(ii)   nominate any person as a director who is not nominated pursuant to this Agreement or by the Board (or its nominating committee) (other than by making a non-public proposal or request to the Board or its nominating committee in a manner which would not require the Board or PubCo to make any public disclosure);
(iii)   take any action in support of or make any proposal or request that constitutes: (i) a change in the number or term of directors or to fill any vacancies on the Board (other than in accordance with this Agreement) or (ii) a change to the composition of the Board, other than by making a non-public proposal or request to the Board (or its nominating committee) in a manner which would not require the Board or PubCo to make any public disclosure;
(iv)   enter into a voting trust, voting agreement or similar voting arrangement with respect to any Equity Securities of PubCo, or subject any Equity Securities of PubCo to any voting trust, voting agreement or similar voting arrangement (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and similar other accounts), in each case other than (A) this Agreement, (B) solely with Affiliates or Permitted Transferees of the Standstill Party or (C) granting proxies in solicitations approved by the Board;
(v)   form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act), or knowingly advise, assist or encourage, or enter into any agreement with, any other Person, in connection with any action contemplated by this Section 3.3(a); or
(vi)   make any public disclosure inconsistent with this Section 3.3(a), or take any action that would reasonably be expected to require PubCo to make any public disclosure with respect to the matters set forth in this Section 3.3(a).
(b)   Notwithstanding the foregoing provisions of this Section 3.3, the foregoing provisions of Section 3.3(a) shall not, and are not intended to:
(i)   prohibit any Party or its Affiliates from privately communicating with, including making any offer or proposal to, the Board (in a manner which would not require the Board or PubCo to make any public disclosure);
(ii)   restrict in any manner how a Party or its Affiliates vote their Common Stock or other Common Stock, except as provided in Section 3.2 or otherwise as set forth in this Agreement;
(iii)   restrict the manner in which any IVP Director or Sponsor Director may (A) vote on any matter submitted to the Board or the stockholders of PubCo, (B) participate in deliberations or discussions of the Board (including making suggestions or raising issues to the Board) in his or her capacity as a member of the Board, or (C) take actions required by his or her exercise of legal duties and obligations as a member of the Board or refrain from taking any action prohibited by his or her legal duties and obligations as a member of the Board, provided the foregoing shall not limit an Equityholder’s, the Sponsor’s or the Founder Holders’ obligations hereunder; or
(iv)   restrict the Sponsor, any Founder Holder or any Equityholder or any of their respective Permitted Transferees from selling or transferring any of their Common Stock in accordance with this Agreement.
Section 3.4   Sharing of Information.   To the extent permitted by antitrust, competition or any other applicable Law, each Equityholder and the Sponsor, severally and not jointly, agrees with PubCo and acknowledges that the directors designated by the Sponsor and the IVP Representative may share confidential, non-public information about PubCo and its subsidiaries (“Confidential Information”) with the Sponsor (or the Founder Holders) and the IVP Equityholders. Further, each Equityholder and the Sponsor recognizes that it, or its Affiliates, Permitted Transferees and Representatives, has acquired or will acquire Confidential Information in connection with this Agreement or otherwise, the use or disclosure of which could cause PubCo substantial loss and damages that could not be readily calculated and for which no remedy at Law would be adequate. Accordingly, each Equityholder and the Sponsor, severally and not jointly, covenants and agrees with PubCo that it will not (and will cause its respective Affiliates, Permitted Transferees and Representatives not to) at any time, except with the prior written consent of PubCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such Party, (b) disclosure is required by applicable Law or court of competent jurisdiction or requested by a Governmental Entity; provided that such Party promptly notifies PubCo of such requirement or request and takes commercially reasonable steps, at the sole cost and expense of PubCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Party before, on or after the Effective Date, without restriction, from a source (other than PubCo) without any breach of duty to PubCo or (d) such information was independently developed by such Party or its Representatives without the use of the Confidential Information. Nothing in this Agreement shall prohibit any of the the IVP Equityholders or the Sponsor (or the Founder Holders) from disclosing Confidential Information to any Affiliate, Representative, limited partner, member or shareholder of such Party; provided that such Party shall be responsible for any breach of this Section 3.3 by any such Person. No Confidential Information shall be deemed to be provided to any Person, including any Affiliate of an Equityholder or Sponsor, unless such Confidential Information is actually provided to such Person. PubCo and each Equityholder and the Sponsor, severally and not jointly, acknowledges and agrees with PubCo that each of the Equityholders, the Sponsor and their respective Affiliates (including CC Capital and NBOKS) may currently be invested in, may invest in, or may consider investments in companies that compete either directly or indirectly with PubCo and its subsidiaries, or operate in the same or similar business as PubCo and its subsidiaries, and that nothing herein shall be in any way construed to prohibit or restrict the Equityholders, the Sponsor or their respective Affiliates’ (including CC Capital and NBOKS) ability to maintain, make or consider such other investments (including purchasing publicly traded securities). PubCo and each Equityholder and the Sponsor, severally and not jointly, hereby agrees with PubCo that, to the extent permitted under applicable law, each of the Equityholders and the Sponsor (other than any Equityholder that is an employee of PubCo or any of its subsidiaries) and their respective Affiliates (including CC Capital and NBOKS) shall not be liable to PubCo, the Sponsor or any other Equityholder for any claim arising out of, or based upon, (i) the investment by such Equityholder or the Sponsor, as applicable, or such Party’s Affiliates in any entity competitive with PubCo, or (ii) actions taken by any partner, officer, employee or other representative of any such Equityholder or the Sponsor, as applicable, or such Party’s Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on PubCo; provided, however, that (x) no Confidential Information is used or disclosed in connection with such activities and (y) the foregoing shall not relieve any director or officer of PubCo from any liability associated with his or her fiduciary duties to PubCo. Notwithstanding the foregoing or anything to the contrary herein, (1) each of the IVP Equityholders and the Sponsor, CC Capital and NBOKS (a) may disclose Confidential Information in connection with routine supervisory audit or regulatory examinations (including by regulatory or self-regulatory bodies) to which they are subject in the course of their respective businesses without liability hereunder and (b) shall not be required to provide notice to any party in the course of any such routine supervisory audit or regulatory examination, provided that such routine audit or examination does not specifically target PubCo, any of its subsidiaries or the Confidential Information and (2) the Sponsor, CC Capital, NBOKS and each Equityholder that is a private equity, venture capital or other investment firm and their respective Affiliates may provide information about the subject matter of this Agreement to prospective and existing investors in connection with fund raising, marketing, informational, transactional or reporting activities.
Section 3.5   Legend.   In order to enforce the obligations set forth in this Article III, PubCo shall place restrictive legends in the form set forth below on the certificates or book entries representing the Registrable Securities subject to this Agreement, including any Registrable Securities Transferred to a Permitted Transferee. Within two (2) Business Days of PubCo’s receiving a request to remove such legend by a Holder or the duly appointed transfer agent of PubCo, PubCo shall notify the Sponsor and the IVP Representative of such request in writing, including the number of Registrable Securities with respect to which such request relates and, if in connection with a proposed Transfer, the date such Transfer is, or is to be, effected. All certificates or book entries representing Registrable Securities, as the case may be, shall bear a legend substantially in the following form:
THESE SECURITIES ARE SUBJECT TO THE RESTRICTIONS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT, DATED [•], 2020 (THE “INVESTOR RIGHTS AGREEMENT”), BY AND AMONG E2OPEN PARENT HOLDINGS, INC. (THE “COMPANY”), CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR LLC AND THE OTHER PARTIES NAMED THEREIN, AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME (COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY PARTY MAKING A BONA FIDE REQUEST THEREFOR). AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL ANY CONDITIONS CONTAINED IN THE INVESTOR RIGHTS AGREEMENT, IF ANY, HAVE BEEN FULFILLED.
ARTICLE IV
REGISTRATION RIGHTS
Section 4.1   Shelf Registration.
(a)   Filing.   PubCo shall file, within thirty (30) days of the Closing Date, a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), or if PubCo is ineligible to use a Form S-3 Shelf, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf,” and together with the Form S-3 Shelf (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause the Shelf to become effective under the Securities Act as soon as practicable after the initial filing thereof. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Special Holder. PubCo shall maintain the Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PubCo files a Form S-1 Shelf, PubCo shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after PubCo is eligible to use Form S-3.
(b)   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while there are any Registrable Securities, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and requested by, any Special Holder. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if PubCo is then a Well-Known Seasoned Issuer at the time of filing) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that PubCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PubCo, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at PubCo’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.
(c)   Requests for Underwritten Shelf Takedowns.   At any time and from time to time after the Shelf has been declared effective by the SEC, the Special Holders may request (each, a “Shelf Takedown Request”) to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that PubCo shall only be obligated to effect an Underwritten Shelf Takedown if such offering (i) shall include securities with a total offering price (exclusive of piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10.0 million (the “Minimum Takedown Threshold”) or (ii) shall be made with respect to all of the Registrable Securities of the Demanding Holder, provided that any request for an Underwritten Shelf Takedown pursuant to this clause (ii) made by the Sponsor Representative as representative of the Founder Holders, shall apply to all Registrable Securities then held by the Founder Holders. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to PubCo, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range of such Underwritten Shelf Takedown, provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 3.3. The Special Holders that requested such Underwritten Shelf Takedown (the “Demanding Holders”) shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally or regionally recognized investment banks), and to agree to the pricing and other terms of such offering; provided that such selection shall be subject to the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary herein, in no event shall any Special Holder or any Transferee thereof request an Underwritten Shelf Takedown during the Lock-Up Period. There shall be no limit to the number of Underwritten Shelf Takedowns that may be requested by any Special Holder, subject to the proviso in the first sentence of this Section 4.1(c).
(d)   Shelf Takedown Participation.   Promptly upon receipt of a Shelf Takedown Request (but in no event more than two (2) Business Days thereafter (or more than twenty-four (24) hours thereafter in connection with an underwritten “block trade”)) for any Underwritten Shelf Takedown, PubCo shall deliver a notice (a “Shelf Takedown Notice”) to each other Special Holder with Registrable Securities covered by the applicable Registration Statement (each, a “Potential Takedown Participant”). The Shelf Takedown Notice shall offer each such Potential Takedown Participant the opportunity to include in any Underwritten Shelf Takedown such number of Registrable Securities as each such Potential Takedown Participant may request in writing. PubCo shall include in the Underwritten Shelf Takedown all such Registrable Securities with respect to which PubCo has received written requests for inclusion therein within three (3) Business Days (or within twenty-four (24) hours in connection with an underwritten “block trade”) after the date that the Shelf Takedown Notice has been delivered. Any Potential Takedown Participant’s request to participate in an Underwritten Shelf Takedown shall be binding on the Potential Takedown Participant; provided that each such Potential Takedown Participant that elects to participate may condition its participation on the Underwritten Shelf Takedown being completed within ten (10) Business Days of its acceptance at a price per share (after giving effect to any underwriters’ discounts or commissions) to such Potential Takedown Participant of not less than a percentage of the closing price for the shares on their principal trading market on the Business Day immediately prior to such Potential Takedown Participant’s election to participate, as specified in such Potential Takedown Participant’s request to participate in such Underwritten Shelf Takedown (the

“Participation Conditions”). Notwithstanding the delivery of any Shelf Takedown Notice, but subject to the Participation Conditions (to the extent applicable), all determinations as to whether to complete any Underwritten Shelf Takedown and as to the timing, manner, price and other terms of any Underwritten Shelf Takedown contemplated by this Section 4.1(d) shall be determined by the Requesting Holder.
(e)   Reduction of Underwritten Shelf Takedowns.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other Equity Securities that PubCo desires to sell and all other Common Stock or other Equity Securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of Equity Securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: at all times (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other Equity Securities of other Persons that PubCo is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.
(f)   Withdrawal.   Any of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to PubCo and the Underwriter or Underwriters (if any) of such Demanding Holder’s intention to withdraw from such Underwritten Shelf Takedown, prior to the public announcement of the Underwritten Shelf Takedown by PubCo; provided that a Special Holder may elect to have PubCo continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied or if the Underwritten Shelf Takedown would be made with respect to all of the Registrable Securities of such Special Holder. Following the receipt of any Withdrawal Notice, PubCo shall promptly forward such Withdrawal Notice to any other Special Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary contained herein, PubCo shall be responsible for the Registration Expenses incurred in connection with the Underwritten Shelf Takedown prior to delivery of a Withdrawal Notice under this Section 4.1(f).
(g)   Long-Form Demands.   Upon the expiration of the Lock-Up Period and during such times as no Shelf is effective, each Special Holder may demand that PubCo file a Registration Statement on Form S-1 for the purpose of conducting an Underwritten Offering of any or all of such Special Holder’s Registrable Securities. PubCo shall file such Registration Statement within thirty (30) days of receipt of such demand and use its commercially reasonable efforts to cause the same to be declared effective within sixty (60) days of filing. The provisions of Sections 4.1(c)-(f) shall apply to this Section 4.1(g) as if a demand under this Section 4.1(g) were an Underwritten Shelf Takedown, provided that in order to withdraw a demand under this Section 4.1(g), such withdrawal must be received by PubCo prior to PubCo having publicly filed a Registration Statement pursuant to this Section 4.1(g).

Section 4.2   Piggyback Registration.
(a)   Piggyback Rights.   If PubCo or any Special Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of Equity Securities of PubCo, or securities or other obligations exercisable or exchangeable for, or convertible into Equity Securities of PubCo, for its own account or for the account of stockholders of PubCo, other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to PubCo’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of PubCo or (iv) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed offering to all Special Holders as soon as practicable but not less than three (3) calendar days before the anticipated filing date of such Registration Statement or, in the case of an underwritten offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (B) offer to all of the Special Holders the opportunity to include in such registered offering such number of Registrable Securities as such Special Holders may request in writing within two (2) calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided that each Special Holder agrees with PubCo that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 3.3. PubCo shall cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Special Holders pursuant to this Section 4.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Special Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Special Holder’s agreement to abide by the terms of Section 4.6 below.
(b)   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration (other than an Underwritten Shelf Takedown), in good faith, advises PubCo and the Special Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other Equity Securities that PubCo desires to sell, taken together with (i) the Common Stock or other Equity Securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Special Holders hereunder and (ii) the Common Stock or other Equity Securities, if any, as to which registration has been requested pursuant to this Section 4.2, exceeds the Maximum Number of Securities, then:
(i)   If the Registration is initiated and undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Special Holders exercising their rights to register their Registrable Securities pursuant to Section 4.2(a) (pro rata based on the respective number of Registrable Securities that each Special Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other Equity Securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; or
(ii)   If the Registration is pursuant to a request by Persons other than the Special Holders, then PubCo shall include in any such Registration (A) first, the Common Stock or other Equity Securities, if any, of such requesting Persons, other than the Special Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum

Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Special Holders exercising their rights to register their Registrable Securities pursuant to Section 4.2(a) (pro rata based on the respective number of Registrable Securities that each Special Holder has requested be included in such Registration) which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other Equity Securities, if any, for the account of other Persons that PubCo is obligated to register pursuant to separate written contractual piggyback registration rights of such Persons, which can be sold without exceeding the Maximum Number of Securities.
Notwithstanding anything to the contrary in this Section 4.2(b), in the event a Demanding Holder has submitted notice for a bona fide Underwritten Shelf Takedown and all sales pursuant to such Underwritten Shelf Takedown pursuant to Section 4.1 have not been effected in accordance with the applicable plan of distribution or submitted a Withdrawal Notice prior to such time that PubCo has given written notice of a Piggyback Registration to all Special Holders pursuant to this Section 4.2, then any reduction in the number of Registrable Securities to be offered in such offering shall be determined in accordance with Section 4.1(e), instead of this Section 4.2(b).
(c)   Piggyback Registration Withdrawal.   Any Special Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of such Special Holder’s intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the SEC in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary set forth herein, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 4.2(c).
Section 4.3   Restriction on Transfer.   In connection with any Underwritten Offering of Equity Securities of PubCo, (i) each Holder that holds more than 1.0% of the issued and outstanding Common Stock (after giving effect to the exchange of all outstanding Company Units), agrees that it shall not Transfer any Common Stock (other than those included in such offering pursuant to this Agreement), without the prior written consent of PubCo, during the seven (7) days prior to and the 90-day period beginning on the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees by written consent, and further agrees to execute a customary lock-up agreement in favor of the Underwriter or Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders) and (ii) PubCo will cause each of its directors and officers to execute a lock-up on terms at least as restrictive as that contemplated by the preceding clause (i). Notwithstanding the foregoing, a Holder shall not be subject to this Section 4.3 with respect to an Underwritten Offering unless each Holder that holds at least 1.0% of the issued and outstanding Common Stock (after giving effect to the exchange of all outstanding Company Units) and each of PubCo’s directors and officers have executed a lock-up on terms at least as restrictive with respect to such Underwritten Offering as requested of the Holders.
Section 4.4   General Procedures.   In connection with effecting any Registration and/or Shelf Takedown, subject to applicable Law and any regulations promulgated by any securities exchange on which PubCo’s Equity Securities are then listed, each as interpreted by PubCo with the advice of its counsel, PubCo shall use its reasonable best efforts (except as set forth in clause (d) below) to effect such Registration to permit the sale of the Registrable Securities included in such Registration in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

(a)   prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
(b)   prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Special Holder or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
(c)   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Special Holders of Registrable Securities included in such Registration, and such Special Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters or the Special Holders of Registrable Securities included in such Registration or the legal counsel for any such Special Holders, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Special Holders;
(d)   prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
(e)   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;
(f)   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
(g)   advise each Holder of Registrable Securities covered by a Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
(h)   at least three (3) calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus furnish a draft thereof to each Special Holder of Registrable Securities included in such Registration Statement, or its counsel, if any (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
(i)   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 4.7 hereof;
(j)   permit Representatives of the Special Holders, the Underwriters, if any, and any attorney, consultant or accountant retained by such Special Holders or Underwriter to participate, at each such Person’s own expense except to the extent such expenses constitute Registration Expenses, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such Representative, Underwriter, attorney, consultant or accountant in connection with the Registration; provided, however, that such Persons agree to confidentiality arrangements reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;
(k)   obtain a “cold comfort” letter, and a bring-down thereof, from PubCo’s independent registered public accountants in the event of an Underwritten Offering which the participating Special Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to the participating Special Holders;
(l)   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurances letter, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Special Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Special Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the participating Special Holders;
(m)   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
(n)   make available to its security holders, as soon as reasonably practicable, an earnings statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);
(o)   if an Underwritten Offering involves Registrable Securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $50.0 million, use its reasonable best efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
(p)   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested, by the Special Holders, in connection with such Registration.
Section 4.5   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing such Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.
Section 4.6   Requirements for Participating in Underwritten Offerings.   Notwithstanding anything to the contrary contained herein, if any Holder does not provide PubCo with its requested Holder Information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration hereunder unless such Person (a) agrees to sell such Person’s Registrable Securities on the basis provided in any underwriting and other arrangements approved by PubCo in the case of an Underwritten Offering initiated by PubCo, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 4.1(c) and Section 4.4(o) of this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 4.6 shall not affect the registration of the other Registrable Securities to be included in such Registration.
Section 4.7   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (and PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after giving such notice), or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than ninety (90) days in any 12-month period, determined in good faith by PubCo to be necessary for such purpose. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to such Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 4.7.
Section 4.8   Reporting Obligations.   As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the Effective Date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided, that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished to the Holders pursuant to this Section 4.8.
Section 4.9   Other Obligations.   In connection with a Transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned Transfers; provided, however, that PubCo shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.
Section 4.10   Indemnification and Contribution.
(a)   PubCo agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers, managers, directors and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by, resulting from, arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation by PubCo of the Securities Act or any other similar federal or state securities Laws, except in each case insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of each Holder.
(b)   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by Law, such Holder shall indemnify PubCo, its directors and officers and each Person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to indemnification of PubCo.
(c)   Any Person entitled to indemnification under this Section 4.10 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which such Person seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(d)   The indemnification provided hereunder shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any [officer, manager, director, Representative or controlling Person] of such indemnified party and shall survive the Transfer of securities.
(e)   If the indemnification provided in this Section 4.10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.10(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a Party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.10(a), 4.10(b) and 4.10(c), any legal or other fees, charges or expenses reasonably incurred by such Party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 4.10(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.10(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.10(e) from any Person who was not guilty of such fraudulent misrepresentation.
Section 4.11   Other Registration Rights.   Other than the registration rights set forth in the Forward Purchase Agreement, the Backstop Agreement and the Subscription Agreements (as defined in the BCA), PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant hereto, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo, the Sponsor and the Sponsor Representative represents and warrants that this Agreement supersedes any other registration rights agreement or other similar agreement, other than the registration rights set forth in the Forward Purchase Agreement, the Backstop Agreement and the Subscription Agreements.
Section 4.12   Rule 144.   With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act, PubCo covenants that it will (a) make available at all times information necessary to comply with Rule 144, if such Rule is available with respect to resales of the Registrable Securities under the Securities Act, and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable them to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the reasonable request of any Holder, PubCo will deliver to such Holder a written statement as to whether PubCo has complied with such information requirements, and, if not, the specific reasons for non-compliance.
Section 4.13   Term.   Article IV shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 4.8 and Section 4.10 shall survive any such termination with respect to such Holder.
Section 4.14   Holder Information.   Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations hereunder, including for purposes of Section 4.12 hereof.
Section 4.15   Termination of Original RRA.   Upon the Closing, PubCo, the Sponsor and the CCNB1 Independent Directors hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.
Section 4.16   Distributions.
(a)   In the event that, pursuant to a dissolution of the Sponsor, the Sponsor distributes all of its Registrable Securities to its members, the Founder Holders shall be treated as the Sponsor hereunder; provided, that such Founder Holders, taken as a whole, shall not be entitled to rights in excess of those conferred on the Sponsor, as if the Sponsor remained a single entity party to this Agreement.
(b)   In the event that any Elliott Equityholder (i) distributes all of its Registrable Securities to its direct equity holders or (ii) contributes all of its Registrable Securities to a controlled Affiliate, which Affiliate must be a Permitted Transferee, such distributees or contributees, as applicable, shall be treated as such Elliott Equityholder hereunder; provided, that such distributees or contributees, taken as a whole, shall not be entitled to rights in excess of those conferred on the Elliott Equityholders, as if they remained a single party to this Agreement.
(c)   In the event that any IVP Equityholder (i) distributes all of its Registrable Securities to its direct equity holders or (ii) contributes all of its Registrable Securities to a controlled Affiliate, which Affiliate must be a Permitted Transferee, such distributees or contributees, as applicable, shall be treated as such IVP Equityholder hereunder; provided, that only the IVP Representative shall be entitled to take any action hereunder that any such IVP Equityholder is entitled to take; provided, further, that such distributees or contributees, taken as a whole, shall not be entitled to rights in excess of those conferred on the IVP Equityholders, as if they remained a single party to this Agreement.
Section 4.17   Adjustments.   If there are any changes in the Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Common Stock as so changed.
ARTICLE V
LOCK-UP
Section 5.1   Lock-Up.
(a)   Other than pursuant to the LLC Agreement, no Special Holder (including any Founder Holder), other Equityholder or CCNB1 Independent Director shall Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares (as defined below) Beneficially Owned or otherwise held by such Person during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.2. The “Lock-Up Period” shall be the period commencing on the Closing Date and ending on the date that is six (6) months following the Closing Date. The “Lock-Up Shares” means (i) the Class A Common Stock, Class B Common Stock, Class V Common Stock, Common Units and Restricted Common Units held by the Special Holders, the Equityholders or the CCNB1 Independent Directors as of the Closing Date, and (ii) shares of Class A Common Stock issued pursuant to the LLC Agreement upon exchange of Company Units held as of the Closing Date, along with an equal number of Class V Common Stock, for Class A Common Stock; provided however that (w) any Equity Securities purchased by NBOKS or any Founder Holder (or Affiliate thereof) pursuant to the Forward Purchase Agreement or any other forward purchase agreement entered into with PubCo in connection with PubCo’s initial public offering, (x) any Equity Securities purchased by NBOKS or any Affiliate of NBOKS in connection with that certain Backstop Agreement, by and between PubCo and NBOKS, dated as of October 14, 2020; (y) any Equity Securities issued pursuant to any Subscription Agreement (as defined in the BCA) entered into with PubCo in connection with the entry into the BCA (including any such agreement entered into by CC Capital or any of its Affiliates) and (z) any warrants to purchase Class A Common Stock or any Class A Common Stock underlying such warrants, shall not be “Lock-Up Shares” under this Agreement.
(b)   During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.
(c)   The Special Holders, the other Equityholders and the CCNB1 Independent Directors acknowledge and agree that, notwithstanding anything to the contrary herein, the Equity Securities in the Operating Company (including Common Units and Restricted Common Units), shares of Class V Common Stock and shares of Class A Common Stock, in each case, Beneficially Owned by such Person shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC, and under the LLC Agreement.
Section 5.2   Permitted Transfers.   Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, the Special Holders, other Equityholders and the CCNB1

Independent Directors may Transfer, without the consent of PubCo, any of such Person’s Lock-Up Shares to (i) any of such Person’s Permitted Transferees, upon written notice to PubCo and, in the case of such a Transfer by the Sponsor (including a Founder Holder), also to the IVP Representative, and in the case of such a Transfer by (x) an Elliott Equityholder or its Permitted Transferees or (y) an IVP Equityholder or its Permitted Transferees, also to the Sponsor or (ii) (a) a charitable organization, upon written notice to PubCo and, in the case of such a Transfer by the Sponsor (including a Founder Holder) also to the IVP Representative, and in the case of such a Transfer by (I) an Elliott Equityholder or its Permitted Transferees or (II) an IVP Equityholder or its Permitted Transferees, also to the Sponsor; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (c) in the case of an individual, pursuant to a qualified domestic relations order; or (d) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Business Combination; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (ii) above, (x) the restrictions and obligations contained in Section 5.1 and this Section 5.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor pursuant to this Section 5.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering a joinder in the form attached to this Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Agreement.
ARTICLE VI
GENERAL PROVISIONS
Section 6.1   Assignment; Successors and Assigns; No Third Party Beneficiaries.
(a)   Except as otherwise permitted hereunder, no Party may assign such Party’s rights and obligations under this Agreement, in whole or in part, without the prior written consent of PubCo and the IVP Representative (for so long as the IVP Representative has the right to appoint a nominee to the Board), in the case of an assignment by the Sponsor (including a Founder Holder) or a CCNB1 Independent Director, or the Sponsor (for so long as CC Capital (on behalf of the Sponsor) has the right to appoint a nominee to the Board), in the case of an assignment by an Equityholder. Any such assignee may not again assign those rights, other than in accordance with this Article VI. Any attempted assignment of rights or obligations in violation of this Article VI shall be null and void.
(b)   Notwithstanding anything to the contrary herein (other than the succeeding sentence of this Section 6.1(b)), no Holder may Transfer such Holder’s rights or obligations under this Agreement, in whole or in part, except in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (a) any Person with the prior written consent of PubCo or (b) any of such Holder’s Permitted Transferees. In no event can the Sponsor (including the Founder Holders), the Equityholders or the IVP Representative assign any of such Person’s rights under Section 3.1. Any Transferee of Registrable Securities pursuant to this Section 6.1(b) shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Agreement, as applicable and to the extent in accordance with this Section 6.1(b).
(c)   All of the terms and provisions of this Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms hereof; provided, however, notwithstanding anything to the contrary herein, Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 5.1 shall only inure to the benefit of and be enforceable by (i) PubCo (with respect to each other Party) and (ii) each other Party (with respect to PubCo’s obligations to such other Party, as applicable).
(d)   Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 6.2   Termination.   Section 3.1 shall terminate in accordance with its terms. Sections 3.2 and 3.3 shall terminate at the end of the Standstill Period. Article IV of this Agreement shall terminate as set forth in Section 4.13. The remainder of this Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder ceases to hold any Registrable Securities; provided, that, a Party may elect to terminate all of its rights and obligations under this Agreement prior to such time (which termination shall terminate such Party’s rights under Section 6.4(b), but shall not, for the avoidance of doubt, terminate such Party’s obligations under Section 3.1, Section 3.2, Section 3.3, Article V and Article VI).
Section 6.3   Severability.   If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions hereof, to the extent permitted by Law shall remain in full force and effect.
Section 6.4   Entire Agreement; Amendments; No Waiver.
(a)   This Agreement, together with Exhibit A to this Agreement, the BCA, the LLC Agreement, and all other Ancillary Agreements (as such term is defined in the BCA), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Agreement and therein.
(b)   No provision of this Agreement may be amended or modified in whole or in part at any time without the express written consent of (i) PubCo, (ii) for so long as the IVP Equityholders and their Permitted Transferees collectively Beneficially Own Economic Interests (in the Operating Company and PubCo, without duplication) representing 20% or more of the Economic Interests held by the IVP Equityholders immediately after the Closing, the IVP Representative, and (iii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Economic Interests in PubCo representing 20% or more of the Economic Interests held by the Sponsor immediately after the Closing, the Sponsor Representative; provided that any such amendment or modification that would be materially adverse in any respect to any Holder shall require the prior written consent of such Holder; provided, further that a provision that has terminated with respect to a Party shall not require any consent of such Party (and such Party’s Economic Interests shall not be considered in computing any percentages) with respect to amending or modifying such provision.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 6.5   Counterparts; Electronic Delivery.   This Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.
Section 6.6   Notices.   All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 6.6, notices, demands and other communications shall be sent to the addresses indicated below.

if to PubCo, to:
[•]
[•]
[•]
Attention: [•]
Email:     [•]
with a copy (which shall not constitute notice) to:
[•]
[•]
[•]
Attention: [•]
Email:    [•]
if to the Equityholders, to:
[•]
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire James

Email:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

if to the Sponsor or the CCNB1 Independent Directors, as applicable, to:
CC Neuberger Principal Holdings I Sponsor LLC
200 Park Avenue, 58th Floor
New York, NY 10166
Attention: Douglas Newton
Email: newton@cc.capital
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Jessica T. Murray
Christian Nagler
Peter Seligson

Email:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
jessica.murray@kirkland.com
christian.nagler@kirkland.com
peter.seligson@kirkland.com

Section 6.7   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH OF THE PARTIES FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Agreement in any other courts. Nothing in this Section 6.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 6.8   Specific Performance.   Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.
Section 6.9   Subsequent Acquisition of Shares.   Any Equity Securities of PubCo or Operating Company acquired subsequent to the Effective Date by a Holder shall be subject to the terms and conditions of this Agreement and such shares shall be considered to be “Registrable Securities” as such term is used in this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the Effective Date.
PUBCO: E2OPEN PARENT HOLDINGS, INC. (f/k/a CC NEUBERGER PRINCIPAL HOLDINGS I)
By:
Name:
Title:
SPONSOR: CC NEUBERGER PRINCIPAL HOLDINGS I SPONSOR LLC
By:
Name:
Title:

EQUITYHOLDERS: INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P.
By:
Name:
Title:
INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.
By:
Name:
Title:
INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.
By:
Name:
Title:
INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.
By:
Name:
Title:
INSIGHT E2OPEN AGGREGATOR, LLC
By:
Name:
Title:
[ELLIOTT EQUITYHOLDER[S]]
By:
Name:
Title:

FOUNDER HOLDERS: CC NB SPONSOR 1 HOLDINGS LLC
By:
Name:
Title:
NEUBERGER BERMAN OPPORTUNISTIC CAPITAL SOLUTIONS MASTER FUND LP
By:
Name:
Title:

THE CCNB1 INDEPENDENT DIRECTORS:

Eva F. Huston

Keith W. Abell

Exhibit A
Form of Joinder
This Joinder (this “Joinder”) to the Investor Rights Agreement (each as defined below), made as of                 , is between                 (“Transferor”) and                 (“Transferee”).
WHEREAS, as of the date hereof, Transferee is acquiring           Registrable Securities (the “Acquired Interests”) from Transferor;
WHEREAS, Transferor is a party to that certain Investor Rights Agreement, dated as of [•], 2020, among E2open Parent Holdings, Inc. (“PubCo”) and the other persons party thereto (the “Investor Rights Agreement”); and
WHEREAS, Transferee is required, at the time of and as a condition to such Transfer, to become a party to the Investor Rights Agreement by executing and delivering this Joinder, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Investor Rights Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:
Section 1.1   Definitions.   To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Investor Rights Agreement.
Section 1.2   Acquisition.   The Transferor hereby Transfers to the Transferee all of the Acquired Interests.
Section 1.3   Joinder.   Transferee hereby acknowledges and agrees that (a) such Transferee has received and read the Investor Rights Agreement, (b) such Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Investor Rights Agreement and (c) such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Investor Rights Agreement.
Section 1.4   Notice.   Any notice, demand or other communication under the Investor Rights Agreement to Transferee shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 6.6 of the Investor Rights Agreement.
Section 1.5   Governing Law.   This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.
Section 1.6   Counterparts; Electronic Delivery.   This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.
[TRANSFEROR]
By:
Name:
Title:
[TRANSFEREE]
By:
Name:
Title:
Address for notices:
[Signature Page — Investor Rights Agreement]

Annex H
SUBSCRIPTION AGREEMENT
CC Neuberger Principal Holdings I
200 Park Avenue, 58th Floor
New York, New York, 10166
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between CC Neuberger Principal Holdings I, a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein) (“CCNB1”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among CCNB1, Eagle Parent Holdings, LLC, a Delaware limited liability company (the “Company”), Sonar Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”) and the other parties thereto, pursuant to which, among other things, Company Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, will become a subsidiary of CCNB1, on the terms and subject to the conditions therein (the transactions contemplated by the Merger Agreement, the “Transaction”). In connection with the Transaction, CCNB1 is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of CCNB1’s class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, CCNB1 is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), pursuant to which the Investors have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 52,000,000 Shares, at the Per Share Purchase Price.
Prior to the closing of the Transaction (and as more fully described in the Merger Agreement), CCNB1 will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and CCNB1 acknowledges and agrees as follows:
1.   Subscription.   The Investor hereby irrevocably subscribes for and agrees to purchase from CCNB1 the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that CCNB1 reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by CCNB1 only when this Subscription Agreement is signed by a duly authorized person by or on behalf of CCNB1; CCNB1 may do so in counterpart form. Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by CCNB1 pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).
2.   Closing.   The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from

(or on behalf of) CCNB1 to the Investor (the “Closing Notice”), that CCNB1 reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to CCNB1, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by CCNB1 in the Closing Notice. On the Closing Date, CCNB1 shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor on CCNB1’s share register; provided, however, that CCNB1’s obligation to issue the Shares to the Investor is contingent upon CCNB1 having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within two (2) business days following the Closing Date specified in the Closing Notice, CCNB1 shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
3.   Closing Conditions.
a.   The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:
(i)   no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and
(ii)   all conditions precedent to the closing of the Transaction under the Merger Agreement shall have been satisfied or waived (as determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) and the closing of the Transaction shall occur, on the Closing Date, substantially concurrently with the Closing.
b.   The obligation of CCNB1 to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the condition that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date.
c.   The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of CCNB1 contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by CCNB1 of each of the representations and warranties of CCNB1 contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of CCNB1 required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.
4.   Further Assurances.   The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement and the Transaction.
5.   CCNB1 Representations and Warranties.   CCNB1 represents and warrants to the Investor that:

a.   CCNB1 is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. CCNB1 has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, CCNB1 will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.
b.   As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under CCNB1’s certificate of incorporation (as adopted on the Closing Date) or under the General Corporation Law of the State of Delaware. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the offer and sale of the Shares under the Securities Act of 1933, as amended, (the “Securities Act”). The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
c.   This Subscription Agreement has been duly authorized, executed and delivered by CCNB1 and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes the valid and binding agreement of the Company and is enforceable against CCNB1 in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d.   The issuance and sale of the Shares and the compliance by CCNB1 with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of CCNB1 or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which CCNB1 or any of its subsidiaries is a party or by which CCNB1 or any of its subsidiaries is bound or to which any of the property or assets of CCNB1 is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of CCNB1 and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of CCNB1 to timely comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of CCNB1; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over CCNB1 or any of their properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of CCNB1 to timely comply in all material respects with this Subscription Agreement.
e.   As of their respective dates, all reports (the “SEC Reports”) required to be filed by CCNB1 with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of CCNB1 included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of CCNB1 as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited financial statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. To the knowledge of CCNB1, there are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof.
f.   Other than the Other Subscription Agreements, the Merger Agreement and any other agreement expressly contemplated by the Merger Agreement or described in the SEC Reports, CCNB1 has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in CCNB1 or with any other investor. No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Investor than Investor hereunder, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.
g.   Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of CCNB1, threatened against CCNB1 or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against CCNB1.
h.   As of the date of this Subscription Agreement, the authorized capital stock of CCNB1 consists of (i) 500,000,000 Class A ordinary shares, (ii) 50,000,000 Class B ordinary shares and (iii) 1,000,000 preference shares, each with a par value of $0.0001 per share. As of the date of this Subscription Agreement, (A) 41,400,000 Class A ordinary shares of CCNB1 are issued and outstanding, (B) 15,350,000 Class B ordinary shares of CCNB1 are issued and outstanding, (C) 24,080,000 warrants to purchase Class A ordinary shares of CCNB1 are issued and outstanding, and (D) no preference shares are issued and outstanding. All (1) issued and outstanding Class A ordinary shares and Class B ordinary shares of CCNB1 have been duly authorized and validly issued, are fully paid and are non-assessable and (2) outstanding warrants have been duly authorized and validly issued. Except as set forth above and pursuant to the Other Subscription Agreements, the Merger Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from CCNB1 any Class A ordinary shares, Class B ordinary shares or other equity interests in CCNB1, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, CCNB1 has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which CCNB1 is a party or by which it is bound relating to the voting of any securities of CCNB1, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Merger Agreement.
i.   As of the date hereof, the issued and outstanding Shares of CCNB1 are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “PCPL” (it being understood that the trading symbol will be changed in connection with the Transaction). Except as disclosed in CCNB1’s filings with the SEC, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of CCNB1, threatened against CCNB1 by NYSE or the SEC, respectively, to prohibit or terminate the listing of CCNB1’s Shares on NYSE or to deregister the Shares under the Exchange Act. CCNB1 has taken no action that is designed to terminate the registration of the Shares under the Exchange Act.
j.   CCNB1 acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Investor effecting a pledge of Shares shall not be required to provide CCNB1 with any notice thereof; provided, however, that neither CCNB1, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by CCNB1 in all respects.

6.   Investor Representations and Warranties.   The Investor represents and warrants to CCNB1 that:
a.   The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), a “qualified purchaser” (as defined in Section 2(a)(51) of the Investment Company Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c).
b.   The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to CCNB1 or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect and, as a result, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. The Investor acknowledges that the sale of the Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(A) and FINRA Rule 5123(b)(1)(C) or (J), and the institutional customer exemptions from filing under FINRA Rule 2111(b).
c.   The Investor acknowledges and agrees that the Investor is purchasing the Shares from CCNB1. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of CCNB1, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of CCNB1 expressly set forth in Section 5 of this Subscription Agreement.
d.   The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e.   The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to CCNB1, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed CCNB1’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
f.   The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and CCNB1, the Company or a representative of CCNB1 or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and CCNB1, the Company or a representative of CCNB1 or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general advertising or, to its knowledge, general solicitation and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, CCNB1, the Company, the Placement Agents (defined below), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of CCNB1 contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in CCNB1.
g.   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in CCNB1’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer and is able to sustain a complete loss on its investment in the Shares.
h.   Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in CCNB1. The Investor acknowledges specifically that a possibility of total loss exists.
i.   In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of either Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning CCNB1, the Company, the Transaction, the Merger Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.
j.   The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information or advice with respect to the Shares, (ii) have not made or make any representation, express or implied as to CCNB1, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it, (v) may have existing or future business relationships with CCNB1 and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.
k.   The Investor acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agents, any of their affiliates or any person acting on their behalf have conducted with respect to the Shares, CCNB1 or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their affiliates.

l.   The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
m.   The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
n.   The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of CCNB1, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
o.   The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
p.   No disclosure or offering document has been prepared by Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.
q.   Neither Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to CCNB1, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by CCNB1.
r.   In connection with the issue and purchase of the Shares, neither Placement Agent has acted as the Investor’s financial advisor or fiduciary.
s.   The Investor has or has commitments to have and, when required to deliver payment to CCNB1 pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

t.   The Investor acknowledges and agrees that it is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act.
7.   Registration Rights.
a.   In the event that the Shares are not registered in connection with the consummation of the Transaction, CCNB1 agrees that, within thirty (30) calendar days after the Closing Date, it will file with the SEC (at the its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof , but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies CCNB1 that it will “review” the Registration Statement) and (ii) ten (10) Business Days after CCNB1 is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. In connection with the foregoing, Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC. CCNB1 agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) within 90 days without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, CCNB1 will use commercially reasonable efforts to qualify the Shares for listing on the applicable stock exchange. The Investor agrees to disclose its ownership to CCNB1 upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. CCNB1 may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after CCNB1 becomes eligible to use such Form S-3. The Investor acknowledges and agrees that CCNB1 may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided, that, (I) CCNB1 shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than a total of one hundred-twenty (120) calendar days in any three hundred sixty (360) day period and (II) CCNB1 shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. CCNB1’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to CCNB1 such information regarding the Investor, the securities of CCNB1 held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by CCNB1 to effect the registration of such Shares, and shall execute such documents in connection with such registration as CCNB1 may reasonably request that are customary of a selling stockholder in similar situations.
b.   CCNB1 agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to CCNB1 by or on behalf of the Investor expressly for use therein.

c.   The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless CCNB1, its directors and officers and agents and each person who controls CCNB1 (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.
d.   Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
e.   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.
f.   If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 7(f) by any seller of Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

g.   With a view to making available to the Investor the benefits of Rule 144 that may, at such times as Rule 144 is available to shareholders of the Company, permit the Investors to sell securities of the Company to the public without registration, CCNB1 agrees to:
(i)   make and keep public information available, as those terms are understood and defined in Rule 144;
(ii)   file with the SEC in a timely manner all reports and other documents required of CCNB1 under the Securities Act and the Exchange Act so long as CCNB1 remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and
(iii)   furnish to the Investor so long as such Investor owns the Shares acquired hereunder, promptly upon request, (A) a written statement by CCNB1, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of CCNB1 and such other reports and documents so filed by CCNB1 (it being understood that the availability of such report on the SEC’s EDGAR system shall satisfy this requirement) and (C) such other information as may be necessary to permit the Investor to sell such securities pursuant to Rule 144 without registration.
8.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) 30 days after the Outside Date (as defined in the Merger Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations hereunder (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing (and if the failure to so satisfy such condition is capable of being cured prior to the Closing, such failure shall not have been cured by the earlier of (x) thirty calendar days following receipt of written notice from the party claiming such condition has not been satisfied or (y) the Outside Date) or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing or (e) by written notice of the Investor to CCNB1 in the event the Merger Agreement is amended, supplemented or otherwise modified on or after the date hereof in a manner that materially adversely affects the Investor (the termination events described in clauses (a) — (e) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. CCNB1 shall notify the Investor in writing of the termination of the Merger Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to CCNB1 in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.
9.   Trust Account Waiver.   The Investor acknowledges that CCNB1 is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving CCNB1 and one or more businesses or assets. The Investor further acknowledges that, as described in CCNB1’s prospectus relating to its initial public offering dated April 23, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of CCNB1’s assets consist of the cash proceeds of CCNB1’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of CCNB1, its public shareholders and the underwriters of CCNB1’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to CCNB1 to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of CCNB1 entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed with CCNB1 to not exercise such redemption right.
10.   Miscellaneous.
a.   Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of CCNB1 and (ii) the Investor’s rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 10 shall relieve the Investor of its obligations hereunder.
b.   CCNB1 may request from the Investor such additional information as CCNB1 may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that, CCNB1 agrees to keep any such information provided by Investor confidential other than as necessary to include in any registration statement CCNB1 is required to file hereunder. The Investor acknowledges and agrees that if it does not provide CCNB1 with such requested information, CCNB1 may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that CCNB1 may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of CCNB1.
c.   The Investor acknowledges that CCNB1, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify CCNB1, the Company and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify CCNB1 and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from CCNB1 will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.
d.   CCNB1, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of CCNB1 set forth in this Subscription Agreement.
e.   All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
f.   This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by CCNB1 of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
g.   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8, Section 10(c), Section 10(d), Section 10(f), this Section 10(g), the last sentence of Section 10(k) and Section 11 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement.
h.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
i.   If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
j.   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
k.   The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein.
l.   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.
m.   Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(m) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
11.   Non-Reliance and Exculpation.   The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of CCNB1 expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in CCNB1. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Merger Agreement or any Non-Party Affiliate (other than CCNB1 with respect to the previous sentence), shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by CCNB1, the Company, the Placement Agents or any Non-Party Affiliate concerning CCNB1, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of CCNB1, the Company, any Placement Agent or any of CCNB1’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.
12.   Disclosure.   CCNB1 shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that CCNB1 has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of CCNB1, the Investor shall not be in possession of any material, non-public information received from CCNB1 or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with CCNB1 or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, CCNB1 shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which CCNB1’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 12.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Shares are to be registered (if different):	Date: , 2020
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by CCNB1 in the Closing Notice.

IN WITNESS WHEREOF, CCNB1 has accepted this Subscription Agreement as of the date set forth below.
CC NEUBERGER PRINCIPAL HOLDINGS I
By:
	Name:	Douglas Newton
	Title:	Authorized Signatory
Date: , 2020

Annex I
TAX RECEIVABLE AGREEMENT
among
E2OPEN PARENT HOLDINGS, INC.
and
THE PERSONS NAMED HEREIN
Dated as of [•], 202[•]

I-i

I-ii

TAX RECEIVABLE AGREEMENT
This TAX RECEIVABLE AGREEMENT (this “TRA Agreement”), is dated as of [•], 202[•], among E2open Parent Holdings, Inc., a Delaware corporation (the “Corporate Taxpayer”), E2open Holdings, LLC, a Delaware limited liability company (“OpCo”), the TRA Parties, the TRA Party Representative, and each of the other Persons from time to time that become a party to this TRA Agreement.
RECITALS
WHEREAS, the TRA Parties directly or indirectly hold Common Units (including Restricted Common Units) in OpCo, which is classified as a partnership for United States federal income Tax purposes;
WHEREAS, the Corporate Taxpayer, OpCo, Sonar Company Merger Sub, LLC, a Delaware limited liability company (“OpCo Merger Sub”), the Blocker Merger Subs, the Blockers and the other parties thereto entered into that certain Business Combination Agreement, dated as of October 14, 2020 (the “Business Combination Agreement”), pursuant to which, among other things (a) a Blocker Merger Sub merged with and into each Blocker, with the applicable Blocker surviving, (b) each surviving Blocker subsequently merged with and into the Corporate Taxpayer, with the Corporate Taxpayer surviving each such merger, and (c) OpCo Merger Sub merged with and into OpCo, with OpCo surviving as a subsidiary of the Corporate Taxpayer (the “Purchase”);
WHEREAS, prior to the consummation of the Purchase, each Blocker was taxable as a corporation for United States federal income Tax purposes;
WHEREAS, following the Purchase, the Corporate Taxpayer is the sole managing member of OpCo and holds Common Units;
WHEREAS, OpCo and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes will have in effect an election under Section 754 of the Code for each Taxable Year that includes the Closing Date and for each Taxable Year in which an Exchange occurs;
WHEREAS, each Common Unit held by a TRA Party may be Exchanged, together with the surrender and delivery by such holder of one (1) share of Class V Common Stock of the Corporate Taxpayer, for one (1) share of Class A Common Stock or for cash in accordance with and subject to the conditions and limitations in the LLC Agreement;
WHEREAS, as a result of the Closing and future Exchanges, the income, gain, loss, deduction, expense and other Tax items of the Corporate Taxpayer may be affected by the (i) Basis Adjustments; (ii) Blocker NOLs; and (iii) any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement (collectively, the “Tax Attributes”); and
WHEREAS, the parties to this TRA Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this TRA Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1   Definitions.
As used in this TRA Agreement, the terms set forth in this Article I shall have the following meanings.
“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and, if applicable, determined in accordance with a Determination or Amended

Schedule (including interest imposed in respect thereof under applicable law), and (ii) the product of (A) the actual amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes for such Taxable Year and, if applicable, determined in accordance with a Determination or Amended Schedule and (B) the Blended Rate for such Taxable Year.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise, including any private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this TRA Agreement, no TRA Party shall be considered to be an Affiliate of the Corporate Taxpayer or OpCo.
“Agreed Rate” means a per annum rate of LIBOR plus 100 basis points.
“Amended Schedule” has the meaning set forth in Section 2.3(b).
“Ancillary Agreements” has the meaning set forth in the Business Combination Agreement.
“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer that is attributable to a TRA Party and shall be determined by reference to the Tax Attributes, under the following principles:
(i)   any Purchase Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the Purchase Basis Adjustments relating to the Units Purchased from such TRA Party;
(ii)   any Exchange Basis Adjustments shall be determined separately with respect to each Exchanging Member and are Attributable to each Exchanging Member in an amount equal to the total Exchange Basis Adjustments relating to such Common Units Exchanged by such Exchanging Member;
(iii)   any Blocker NOLs shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the Blocker NOLs relating to the Blocker Stock acquired (via merger) from such TRA Party; and
(iv)   any deduction to the Corporate Taxpayer with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement is Attributable to the Person that is required to include the Imputed Interest or other payment in income (without regard to whether such Person is actually subject to Tax thereon).
“Bankruptcy Rejection” has the meaning set forth in Section 4.1(c)(i).
“Basis Adjustment” means a Purchase Basis Adjustment or an Exchange Basis Adjustment.
“Basis Schedule” has the meaning set forth in Section 2.1.
“Blended Rate” means, with respect to any Taxable Year, the sum of the apportionment-weighted effective rates of Tax imposed on the aggregate net income of the Corporate Taxpayer in each U.S. state or local jurisdiction in which the Corporate Taxpayer files Tax Returns for such Taxable Year, with the maximum effective rate in any state or local jurisdiction being equal to the product of (i) the apportionment factor on the income or franchise Corporate Taxpayer Return in such jurisdiction for such Taxable Year and (ii) the maximum applicable corporate income Tax rate in effect in such jurisdiction in such Taxable Year. As an illustration of the calculation of Blended Rate for a Taxable Year, if the Corporate Taxpayer solely files Tax Returns in State 1 and State 2 in a Taxable Year, the maximum applicable corporate income Tax rates in effect in such states in such Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such states in such Taxable Year are 55% and 45%, respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., the sum of (a) 6.5% multiplied by 55%, plus (b) 5.5% multiplied by 45%).

“Blocker” means any of (i) Insight (Cayman) IX Eagle Blocker, LLC; (ii) Insight (Delaware) IX Eagle Blocker, LLC; (iii) Insight GBCF (Cayman) Eagle Blocker, LLC; (iv) Insight GBCF (Delaware) Eagle Blocker, LLC; (v) Elliott Eagle JV LLC; and (vi) PDI III E2open Blocker Corp.
“Blocker Merger Sub” means any of (i) Sonar Merger Sub I, LLC, (ii) Sonar Merger Sub II, LLC, (iii) Sonar Merger Sub III, LLC, (iv) Sonar Merger Sub IV, LLC, (v) Sonar Merger Sub V, LLC, and (vi) Sonar Merger Sub VI, LLC.
“Blocker NOLs” means the net operating losses, capital losses, disallowed interest expense carryforwards under Section 163(j) of the Code and credit carryforwards of any Blocker relating to taxable periods ending on or prior to the Closing Date.
“Blocker Stock” means, with respect to any Blocker, the membership interests or stock of such Blocker, as applicable, outstanding immediately prior to the Purchase.
“Board” means the Board of Directors of the Corporate Taxpayer.
“Breach Notice” has the meaning set forth in Section 4.1(c).
“Business Combination Agreement” has the meaning set forth in the Recitals.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Cash Exchange Payment” has the meaning set forth in the LLC Agreement.
“Change of Control” means a “Continuing Member COC” as defined in the LLC Agreement.
“Class A Common Stock” has the meaning set forth in the LLC Agreement.
“Closing” has the meaning set forth in the Business Combination Agreement.
“Closing Date” has the meaning set forth in the Business Combination Agreement.
“Code” means the United States Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).
“Common Unit” has the meaning set forth in the LLC Agreement.
“Corporate Taxpayer” has the meaning set forth in the Preamble.
“Corporate Taxpayer Return” means the United States federal and/or state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.
“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same such Taxable Years. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination; provided that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.
“Default Rate” means a per annum rate of LIBOR plus 500 basis points.
“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.
“DGCL” means the General Corporation Law of the State of Delaware.
“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” means the date on which an Early Termination Schedule becomes binding pursuant to Section 4.2.
“Early Termination Notice” has the meaning set forth in Section 4.2.
“Early Termination Payment” has the meaning set forth in Section 4.3(b).
“Early Termination Rate” means (a) in respect of Tax Benefit Payments resulting solely from the application of clause (6) of the Valuation Assumptions, a per annum rate of LIBOR plus 200 basis points and (b) in respect of all Tax Benefit Payments not described in the foregoing clause (a), a per annum rate of LIBOR plus 350 basis points.
“Early Termination Schedule” has the meaning set forth in Section 4.2.
“Exchange” has the meaning set forth in the LLC Agreement, and “Exchanged” has a correlative meaning.
“Exchange Act” has the meaning set forth in the LLC Agreement.
“Exchange Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b) and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income Tax purposes) or under Sections 734(b), 743(b), 754 and/or 755 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income Tax purposes) and, in each case, analogous sections of United States state and local Tax laws, as a result of an Exchange and the payments made pursuant to this TRA Agreement in respect of such Exchange. The amount of any Exchange Basis Adjustment shall be determined using the Market Value with respect to such Exchange, except, for the avoidance of doubt, as otherwise required by a Determination. For the avoidance of doubt, payments made under this TRA Agreement shall not be treated as resulting in an Exchange Basis Adjustment to the extent such payments are treated as Imputed Interest.
“Exchange Date” means the date of any Exchange.
“Exchanging Member” has the meaning set forth in the LLC Agreement.
“Expert” has the meaning set forth in Section 7.9.
“Final Payment Date” means, with respect to any payment required to be made pursuant to this TRA Agreement, the last date on which such payment may be made within the applicable time period prescribed for such payment under this TRA Agreement (i.e., the date on which such payment is due under this TRA Agreement). For example, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this TRA Agreement.
“Future TRAs” has the meaning set forth in Section 5.1.
“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the hypothetical liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and (ii) the product of (A) the hypothetical amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes for such Taxable Year and (B) the Blended Rate for such Taxable Year, in each case determined using the same methods, elections, conventions and similar practices used on the relevant Corporate Taxpayer Return (taking into account any modifications required by an applicable Determination or Amended Schedule), but (a) calculating depreciation, amortization or similar deductions and income, gain or loss using the Non-Adjusted Tax Basis of the Reference Assets as reflected on the Schedules, including amendments thereto for such Taxable Year; (b) without taking into account any Blocker NOLs; and (c) excluding any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement for such Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute, as applicable.

“ICC” has the meaning set forth in Section 7.9.
“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this TRA Agreement.
“Interest Amount” has the meaning set forth in Section 3.1(b).
“IRS” means the United States Internal Revenue Service.
“LIBOR” means during any period, the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Corporate Taxpayer as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, two (2) Business Days prior to the first day of such period as the London interbank offered rate for U.S. dollars having a borrowing date and a maturity comparable to such period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Corporate Taxpayer at such time, which determination shall be conclusive absent manifest error); provided that at no time shall LIBOR be less than 0%. If the Corporate Taxpayer has made the determination (such determination to be conclusive absent manifest error) that LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, then the Corporate Taxpayer shall, subject to the prior written consent of the TRA Party Representative, which consent shall not be unreasonably withheld, conditioned or delayed, establish a replacement interest rate (the “Replacement Rate”), after giving due consideration to any evolving or then prevailing conventions for similar loans in the U.S. loan market in U.S. dollars for such alternative benchmark, and including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then prevailing convention for similar loans in the U.S. loan market in U.S. dollars for such benchmark, which adjustment, method for calculating such adjustment and benchmark shall be published on an information service as selected from time to time by the Corporate Taxpayer. The Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this TRA Agreement. In connection with the establishment and application of the Replacement Rate, this TRA Agreement shall be amended, with the consent of the Corporate Taxpayer and OpCo, as necessary or appropriate, in the reasonable judgment of the Corporate Taxpayer, to replace the definition of LIBOR and otherwise to effect the provisions of this definition. The Replacement Rate shall be applied in a manner consistent with market practice; provided that, in each case, to the extent such market practice is not administratively feasible for the Corporate Taxpayer, such Replacement Rate shall be applied as otherwise reasonably determined by the Corporate Taxpayer.
“Liquidity Exceptions” has the meaning set forth in Section 4.1(c).
“LLC Agreement” means the Third Amended and Restated Operating Agreement of OpCo, dated the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time in accordance with the terms of such agreement.
“Mandatory Assignment” has the meaning set forth in Section 7.6(c).
“Market Value” means, with respect to a Common Unit (a) Exchanged for a Stock Exchange Payment or that is subject to a deemed Exchange under this TRA Agreement, the Stock Value on the Exchange Date or the date of the applicable deemed Exchange, as applicable, or (b) Exchanged for a Cash Exchange Payment, the amount of the Cash Exchange Payment paid in respect of such Common Unit.
“Material Objection Notice” has the meaning set forth in Section 4.2.
“National Securities Exchange” has the meaning set forth in the LLC Agreement.
“Net Tax Benefit” has the meaning set forth in Section 3.1(b).

“Non-Adjusted Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.
“Non-Payment Default” has the meaning set forth in Section 4.1(c).
“Objection Notice” has the meaning set forth in Section 2.3(a).
“OpCo” has the meaning set forth in the Preamble.
“OpCo Merger Sub” has the meaning set forth in the Recitals.
“Payment Default” has the meaning set forth in Section 4.1(c).
“Permitted Transferee” has the meaning set forth in the LLC Agreement.
“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or governmental entity.
“Purchase” has the meaning set forth in the Recitals, and “Purchased” has a correlative meaning.
“Purchase Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 734(b), 743(b), 754 and/or 755 of the Code and, in each case, analogous sections of United States state and local Tax laws, as a result of (a) the Purchase and (b) the payments made pursuant to this TRA Agreement in respect of such Purchase. For the avoidance of doubt, payments made under this TRA Agreement shall not be treated as resulting in a Purchase Basis Adjustment to the extent such payments are treated as Imputed Interest.
“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit, unless and until there has been a Determination.
“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment, unless and until there has been a Determination.
“Reconciliation Dispute” has the meaning set forth in Section 7.9.
“Reconciliation Procedures” has the meaning set forth in Section 2.3(a).
“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of the Purchase. A Reference Asset also includes any asset the Tax basis of which is determined, in whole or in part, for purposes of the applicable Tax, by reference to the Tax basis of an asset that is described in the preceding sentence, including, for U.S. federal income Tax purposes, any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.
“Restricted Common Units” has the meaning set forth in the LLC Agreement.
“Schedule” means any of the following: (i) a Basis Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.
“Securities Act” has the meaning set forth in the LLC Agreement.
“Senior Obligations” has the meaning set forth in Section 5.1.
“Stock Exchange Payment” has the meaning set forth in the LLC Agreement.

“Stock Value” means, on any date, (a) if the Class A Common Stock trades on a National Securities Exchange (as defined in the LLC Agreement) or automated or electronic quotation system, the arithmetic average of the high trading price on such date (or if such date is not a Trading Day (as used in this definition, as defined in the LLC Agreement), the immediately preceding Trading Day) and the low trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) or (b) if the Class A Common Stock is not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, the Appraiser FMV (as defined in the LLC Agreement) on such date of one (1) share of Class A Common Stock that would be obtained in an arm’s-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.
“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“Tax Attributes” has the meaning set forth in the Recitals.
“Tax Benefit Payment” has the meaning set forth in Section 3.1(b).
“Tax Benefit Schedule” has the meaning set forth in Section 2.2.
“Tax Return” means any return, declaration, report, information returns, claims for refund, disclosures or similar statement filed or required to be filed with respect to or in connection with Taxes (including any related or supporting schedules, attachments, statements or information filed or required to be filed with respect thereto), including any amendments thereof and declarations of estimated Tax.
“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and which may include a period of more or less than twelve (12) months for which a Tax Return is made), ending on or after the Closing Date.
“Taxes” means any and all United States federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits (including franchise taxes that are based on or measured with respect to net income or profits), and any interest related to such Tax.
“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body, in each case, exercising any taxing authority or any other authority or jurisdiction of any kind in relation to Tax matters.
“TRA Agreement” has the meaning set forth in the Preamble.
“TRA Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the DGCL with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Common Stock is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.
“TRA Party” means the parties set forth on Schedule A hereto.1
“TRA Party Representative” means, initially, Insight E2open Aggregator, LLC, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments under this TRA

1
Schedule A to include all Company Unitholders and Blocker Owners.

Agreement determined as if all TRA Parties had fully Exchanged their Common Units for shares of Class A Common Stock or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.
“Transfer” has the meaning set forth in the LLC Agreement and the terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.
“Units” has the meaning set forth in the LLC Agreement.
“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (1) the Corporate Taxpayer will have taxable income sufficient to fully utilize the Tax items, including deductions, arising from the Tax Attributes (other than any items addressed in clause (2) below) during such Taxable Year or future Taxable Years (including deductions and other Tax items arising from Basis Adjustments and Imputed Interest that would result from the applicable future payments made under this TRA Agreement that would be paid in accordance with the Valuation Assumptions, further assuming that such applicable future payments would be paid on the due date (including extensions) for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions or other Tax items would become available, (2) any Blocker NOLs and loss carryovers generated by deductions arising from any Tax Attributes, which Blocker NOLs and/or loss carryovers are available in the Taxable Year that includes such Early Termination Date, will be used by the Corporate Taxpayer on a pro rata basis from such Early Termination Date through (A) the scheduled expiration date of such Blocker NOLs and/or loss carryovers (if any) or (B) if there is no such scheduled expiration, then the fifteen (15) year anniversary of the Early Termination Date, (3) the United States federal, state and local income Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Blended Rate will be calculated based on such rates and the apportionment factors applicable in the most recently ended Taxable Year, except to the extent any change to such Tax rates for such Taxable Year have already been enacted into law, (4) except as described in clause (5) below, any non-amortizable, non-depreciable Reference Assets will be disposed of on the later of (i) the fifteenth (15th) anniversary of the applicable Exchange (in the case of Exchange Basis Adjustments) or the Closing Date (in the case of Purchase Basis Adjustments) or (ii) the Early Termination Date, and any cash equivalents will be disposed of twelve (12) months following the Early Termination Date; provided that in the event of a Change of Control, such non-amortizable, non-depreciable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset in the Change of Control (if earlier than the applicable fifteenth (15th) anniversary), (5) the stock of or other interests in Subsidiaries that are treated as C corporations for U.S. federal income Tax purposes will never be disposed of, and (6) if, on the Early Termination Date, there are Common Units that have not been Exchanged, then each such Common Unit shall be deemed Exchanged for the Market Value (as determined in accordance with clause (a) of the definition thereof) that would be transferred if the Exchange occurred on the Early Termination Date.
ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFIT
SECTION 2.1   Basis Schedule.   Within one hundred and eighty (180) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each relevant Taxable Year, the Corporate Taxpayer shall deliver to each TRA Party a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this TRA Agreement, (i) the actual Tax basis and the Non-Adjusted Tax Basis of the Reference Assets as of the Closing Date and the date of each Exchange made during such Taxable Year, (ii) the Exchange Basis Adjustments Attributable to such TRA Party with respect to the Reference Assets as a result of such Exchanges effected by such TRA Party in such Taxable Year, (iii) the Purchase Basis Adjustments Attributable to such TRA Party for the Taxable Year of the Closing, (iv) the Blocker NOLs Attributable to such TRA Party for the

Taxable Year of the Closing, and (v) the period (or periods) over which such Basis Adjustments in the Reference Assets are amortizable and/or depreciable, in each case, calculated in the aggregate for all TRA Parties and solely with respect to the TRA Party to which such Basis Schedule is delivered. All costs and expenses incurred in connection with the provision and preparation of the Basis Schedules and Tax Benefit Schedules for each TRA Party in compliance with this TRA Agreement, as well as the procedures set forth in Section 2.3(b), if applicable, shall be borne by OpCo. Each Basis Schedule shall become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).
SECTION 2.2   Tax Benefit Schedule.
(a)   Tax Benefit Schedule.   Within one hundred and eighty (180) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or a Realized Tax Detriment Attributable to a TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail necessary to perform the calculations required by this TRA Agreement, the calculation of the Tax Benefit Payment (and any Realized Tax Benefit) or the lack of a Tax Benefit Payment (and any Realized Tax Detriment), as applicable, Attributable to such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule shall become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).
(b)   Applicable Principles.   Subject to Section 3.3, the Realized Tax Benefit (or the Realized Tax Detriment) for each Taxable Year is intended to measure the decrease (or increase) in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology. Carryovers or carrybacks of any Tax item attributable to any of the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of United States state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to any Tax Attribute (“TRA Portion”) and another portion that is not (“Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that the amount of any Non-TRA Portion is deemed utilized, to the extent available, prior to the amount of any TRA Portion, to the extent available (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3). The parties agree that (A) the payments made pursuant to this TRA Agreement in respect of (i) the Purchase and (ii) Blocker NOLs (in each case, to the extent permitted by applicable law and other than amounts accounted for as Imputed Interest) are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable TRA Parties for the conversion of Company Units or Blocker Stock (as defined in the Business Combination Agreement) contemplated by Sections 3.1(a) and (c) of the Business Combination Agreement at the Closing that has the effect of, in the case of the Common Units, creating additional Purchase Basis Adjustments and the payments made pursuant to this TRA Agreement in respect of an Exchange are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable Exchanging Member for such Exchange that has the effect of creating additional Exchange Basis Adjustments, in each case, to the Reference Assets for the Corporate Taxpayer in the Taxable Year of payment, (B) as a result, such additional Purchase Basis Adjustments and Exchange Basis Adjustments shall be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, (C) the Actual Tax Liability shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest under applicable law, and (D) the liability for U.S. federal income Taxes of the Corporate Taxpayer and the amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes as determined for purposes of calculating the Actual Tax Liability and the Hypothetical Tax Liability shall include, without duplication, such liability for U.S. federal income Taxes and such U.S. federal taxable income that is economically borne by or allocated to the Corporate Taxpayer as a result of the provisions of Section 10.4 and Section 10.5 of the LLC Agreement; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability subject to the adjustments and assumptions set forth in the definitions thereof and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.3(b).
SECTION 2.3   Procedures, Amendments.
(a)   Procedure.   Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this TRA Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules and work papers, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, providing reasonable detail regarding data and calculations that were relevant for purposes of preparing the Schedule, and (y) allow the TRA Party Representative and its advisors reasonable access to the appropriate representatives of the Corporate Taxpayer, as determined by the Corporate Taxpayer or as reasonably requested by the TRA Party Representative. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that any Tax Benefit Schedule or Early Termination Schedule that is delivered to a TRA Party, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability and the Hypothetical Tax Liability and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties have been given the applicable Schedule or amendment thereto under Section 7.1, unless the TRA Party Representative (i) within thirty (30) calendar days from such date gives the Corporate Taxpayer written notice of a material objection to such Schedule or amendment thereto made in good faith (“Objection Notice”), or (ii) provides a written waiver of its right to give an Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of such Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures described in Section 7.9 (the “Reconciliation Procedures”), in which case such Schedule or Amended Schedule shall become binding in accordance with Section 7.9. The TRA Party Representative will represent the interests of each of the TRA Parties and shall raise and pursue, in accordance with this Section 2.3(a), any objection to a Schedule or amendment thereto timely given in writing to the TRA Party Representative by a TRA Party.
(b)   Amended Schedule.   The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule, including those identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit, or the Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or the Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable TRA Party’s Basis Schedule to take into account payments made pursuant to this TRA Agreement (any such Schedule, an “Amended Schedule”). If applicable, the Corporate Taxpayer shall provide an Amended Schedule to each TRA Party when the Corporate Taxpayer delivers the Basis Schedule for the following Taxable Year. In the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a) or, if applicable, Section 7.9, (A) the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs, and (B) as a result of the foregoing, any increase of the Net Tax Benefit attributable to an Amended Schedule shall not accrue the Interest Amount (or any other interest hereunder) until after the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for the Taxable Year in which the amendment actually occurs.

SECTION 2.4   Section 754 Election.
For the Taxable Year that includes the date hereof and for each Taxable Year in which an Exchange occurs and with respect to which the Corporate Taxpayer has obligations under this TRA Agreement, the Corporate Taxpayer, in its capacity as the sole managing member of OpCo, shall (i) ensure that OpCo will, and (ii) ensure that each of OpCo’s direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes will, in each case, have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each such Taxable Year.
ARTICLE III
TAX BENEFIT PAYMENTS
SECTION 3.1   Payments.
(a)   Payments.   Within five (5) Business Days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a) or, if applicable, Section 7.9, the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b) that is Attributable to the relevant TRA Party. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. The payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. Without limiting the Corporate Taxpayer’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, no TRA Party shall be required to make a payment or return a payment to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party (including any portion of any Early Termination Payment).
(b)   A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of (i) the Net Tax Benefit that is Attributable to such TRA Party and (ii) the Interest Amount with respect thereto. Subject to Section 3.3, the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of eighty-five percent (85%) of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under the first sentence of Section 3.1(a) (excluding payments attributable to Interest Amounts); provided that if there is no such excess (or if a deficit exists), no TRA Party shall be required to make a payment (or return a payment) to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for the applicable Taxable Year until the payment date under Section 3.1(a); provided that such interest shall not accrue on the amount of any Net Tax Benefit after the date on which such amount is actually paid to the applicable TRA Party, regardless of whether such payment is made prior to the due date for such payment under Section 3.1(a) and regardless of whether the amount of any unpaid Net Tax Benefit has yet become final in accordance with Section 2.3(a) or, if applicable, Section 7.9.
SECTION 3.2   No Duplicative Payments.   It is intended that the provisions of this TRA Agreement will not result in duplicative payment of any amount (including interest) required under this TRA Agreement, including that the aggregate Tax Benefit Payments (excluding payments attributable to Interest Amounts) for any Taxable Year shall not exceed the Net Tax Benefit for such Taxable Year. For purposes of this TRA Agreement, no Tax Benefit Payment shall be based on estimated Tax payments, including United States federal estimated income Tax payments. The provisions of this TRA Agreement shall be construed in the appropriate manner to ensure such intentions are realized.
SECTION 3.3   Pro Rata Payments.   Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Realized Tax Benefit of the Corporate Taxpayer with respect to the Tax Attributes is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all parties eligible for Tax

Benefit Payments under this TRA Agreement in proportion to the amounts of Net Tax Benefit, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.
SECTION 3.4   Payment Ordering.   If for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this TRA Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that (i) Tax Benefit Payments for such Taxable Year shall be allocated to all parties eligible for Tax Benefit Payments under this TRA Agreement in proportion to the amounts of Net Tax Benefit, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient cash available to make such Tax Benefit Payments and (ii) no Tax Benefit Payments shall be made in respect of any Taxable Year until all Tax Benefit Payments to all TRA Parties in respect of all prior Taxable Years have been made in full.
SECTION 3.5   Overpayments.   To the extent the Corporate Taxpayer makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3 and Section 3.4) under the terms of this TRA Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) until such TRA Party has foregone an amount of payments equal to such excess and, for the avoidance of doubt, such TRA Party shall not be entitled to any additional payments (including any additional payments attributable to Interest Amounts) under this TRA Agreement in respect of such foregone amounts. For clarity, the operation of this Section 3.5 with respect to any particular TRA Party shall not affect the rights or obligations of any other TRA Party under this TRA Agreement.
SECTION 3.6   Offset.   To the extent OpCo or any of its Subsidiaries incurs any liability (including reasonable costs and expenses, including advisor fees, incurred with respect thereto) (to the extent not reflected in Closing Company Indebtedness (as defined in the Business Combination Agreement)) payable after the Closing Date relating to any of the matters described in Exhibit B hereto (an “Offset Liability”), then the Corporate Taxpayer shall promptly deliver, or cause OpCo to deliver, a written notice to the TRA Party Representative setting forth in reasonable detail the amount of such Offset Liability and reasonable supporting documentation (which shall be final and binding on the parties hereto absent manifest error), and no TRA Party shall be entitled to receive further payments under Section 3.1(a) until TRA Parties have collectively foregone (proportionately among the TRA Parties then entitled to receive payments hereunder in accordance with the payments to which each such TRA Party would have otherwise been entitled) an aggregate amount of payments equal to the amount of such Offset Liability. To the extent any payments are foregone pursuant to the immediately preceding sentence, such foregone payments shall be treated for all purposes of this TRA Agreement as having been paid to the TRA Parties to which such payments would have otherwise been made (absent the application of the immediately preceding sentence), and, for the avoidance of doubt, no TRA Party shall be entitled to any additional payments (including any additional payments attributable to Interest Amounts) under this TRA Agreement in respect of such foregone amounts; provided, however, that such foregone payments shall not be treated as having been made to the TRA Parties for income tax purposes.
ARTICLE IV
TERMINATION
SECTION 4.1   Early Termination of Agreement; Breach of Agreement.
(a)   Corporate Taxpayer’s Early Termination Right.   The Corporate Taxpayer may, with the prior written consent of the TRA Disinterested Majority, terminate this TRA Agreement (including with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties, subject to the immediately succeeding sentence) at any time by paying to each TRA Party the entire Early Termination Payment in respect of such TRA Party; provided, however, that this TRA Agreement shall terminate only upon the receipt by each TRA Party of its respective entire Early Termination Payment and payments described in the next sentence, if any, and provided further that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid in its entirety.

Upon payment of the entire Early Termination Payment by the Corporate Taxpayer to all of the TRA Parties, none of the TRA Parties or the Corporate Taxpayer shall have any further payment rights or obligations under this TRA Agreement, other than with respect to any (i) any Tax Benefit Payments due and payable and that remain unpaid as of the Early Termination Date (which Tax Benefit Payments shall not be included in the Early Termination Payments) and as of the date of payment of the Early Termination Payment and (ii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the Early Termination Date (except to the extent that the amounts described in this clause (ii) are included in the calculation of the Early Termination Payments (at the option of the Corporate Taxpayer) or are included in clause (i)); provided that upon payment in full of all amounts to all TRA Parties, to the extent applicable and without duplication, described in this Section 4.1(a), this TRA Agreement shall terminate. For the avoidance of doubt, if an Exchange occurs after the Corporate Taxpayer has made all of the required Early Termination Payments described herein, the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange.
(b)   Acceleration Upon Change of Control.   In the event of a Change of Control, the Corporate Taxpayer shall provide at least 20 days’ prior written notice of such Change of Control to the TRA Parties, and the TRA Party Representative shall have the option, upon written notice to the Corporate Taxpayer, to cause the acceleration of the unpaid payment obligations as calculated in accordance with this Section 4.1(b), and such payment obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include, without duplication: (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Change of Control; (ii) any Tax Benefit Payments due and payable and that remain unpaid as of the date of such Change of Control (which Tax Benefit Payments shall not be included in the Early Termination Payments described in clause (i)); and (iii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the date of such Change of Control (except to the extent that the amounts described in this clause (iii) are included in the calculation of Early Termination Payments described in clause (i) (at the option of the Corporate Taxpayer) or are included in clause (ii)); provided that the procedures of Section 4.2 (and Section 2.3, to the extent applicable) and Section 4.3 shall apply mutatis mutandis with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence and the payment thereof, except that such amount shall not be due and payable until five (5) Business Days after such amount has become final pursuant to Section 4.2 or, if applicable, Section 7.9. In the event of an acceleration following a Change of Control, any Early Termination Payment described in the preceding sentence shall be calculated utilizing the Valuation Assumptions, substituting in each case the terms “date of a Change of Control” for an “Early Termination Date,” and if an Exchange occurs after the Corporate Taxpayer makes all such required Early Termination Payments in their entirety and other payments described in this Section 4.1(b), the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange.
(c)   Acceleration Upon Material Breach of TRA Agreement.
(i)   In the event that the Corporate Taxpayer materially breaches any of its material obligations under this TRA Agreement, whether as a result of (1) a failure to make a payment required to be made pursuant to this TRA Agreement by the Final Payment Date therefor (except for all or a portion of such payment that is being validly disputed in good faith under this TRA Agreement, and then only with respect to the amount in dispute) (a “Payment Default”) or (2) any material breach of any of its material obligations under this TRA Agreement (other than a Payment Default) (a “Non-Payment Default”), which failure or breach, (A) in the case of a Payment Default, continues without payment in full until the date that is thirty (30) calendar days following receipt by the Corporate Taxpayer of written notice of such Payment Default from the TRA Party Representative following such Payment Default, or (B) in the case of a Non-Payment Default, continues without cure for a period of thirty (30) calendar days following receipt by the Corporate Taxpayer of written notice of such Non-Payment Default from the TRA Party Representative following such Non-Payment Default (such written notice delivered under clause (A) or (B), a “Breach Notice”), except in each case to the extent otherwise set forth in Section 4.1(c)(iii) or by operation of law as a result of the rejection of this TRA Agreement in a case commenced under bankruptcy laws (such rejection, a “Bankruptcy Rejection”), then, the unpaid payment obligations as calculated in accordance with Section 4.1(c)(ii) shall (I) in the case of a Payment Default, automatically accelerate and become immediately due and payable upon expiration of the applicable period in clause (A) above (but, for the avoidance of doubt, no such acceleration shall occur earlier than thirty (30) calendar days following receipt by the Corporate Taxpayer of a Breach Notice with respect to such Payment Default, and receipt of a Breach Notice shall be a condition precedent to any such acceleration), or (II) in the case of a Non-Payment Default, accelerate and become immediately due and payable upon written notice of acceleration from the TRA Party Representative to the Corporate Taxpayer at any time after the expiration of the applicable period in clause (B) above (provided that in the case of any Bankruptcy Rejection, such acceleration shall be automatic without any such written notice, unless such acceleration is waived in writing by the TRA Party Representative, which waiver may be retroactive).
(ii)   The unpaid payment obligations specified in Section 4.1(c)(i) shall be calculated as if an Early Termination Notice had been delivered on the date of such Breach Notice (or, in the case of any Bankruptcy Rejection, on the date of such Bankruptcy Rejection) and shall include, without duplication: (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Breach Notice or such Bankruptcy Rejection, as applicable; (ii) any Tax Benefit Payments due and payable and that remain unpaid as of the date of such Breach Notice or such Bankruptcy Rejection, as applicable (which Tax Benefit Payments shall not be included in the Early Termination Payments described in clause (i)); and (iii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the date of such Breach Notice or such Bankruptcy Rejection, as applicable (except to the extent that the amounts described in this clause (iii) are included in the calculation of Early Termination Payments described in clause (i) (at the option of the Corporate Taxpayer) or are included in clause (ii)); provided that the procedures of Section 4.2 (and Section 2.3, to the extent applicable) and Section 4.3 shall apply mutatis mutandis with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence and the payment thereof, except that such amount shall not be due and payable until five (5) Business Days after such amount has become final pursuant to Section 4.2 or, if applicable, Section 7.9. In the event of an acceleration described in this Section 4.1(c), any Early Termination Payment described in the preceding sentence shall be calculated utilizing the Valuation Assumptions, substituting in each case the terms “date of a Breach Notice” or “date of a Bankruptcy Rejection,” as applicable, for an “Early Termination Date,” and if an Exchange occurs after the Corporate Taxpayer makes all such required Early Termination Payments in their entirety and other payments described in this Section 4.1(c), the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this TRA Agreement and such breach is not a material breach of a material obligation under this TRA Agreement, a TRA Party shall still be entitled to enforce all of its rights otherwise available under this TRA Agreement, but shall not be entitled to an acceleration of amounts payable under this Section 4.1(c).
(iii)   Notwithstanding anything in this TRA Agreement to the contrary, except in the case of an Early Termination Payment or any payment made in connection with a Change of Control, it shall not be a Payment Default or Non-Payment Default (and no Breach Notice may be delivered) under this TRA Agreement if the Corporate Taxpayer fails to make any payment due pursuant to this TRA Agreement (other than an Early Termination Payment or any payment made in connection with a Change of Control) to the extent that the Corporate Taxpayer (w) has insufficient funds, or cannot make such payment as a result of obligations imposed in connection with any Senior Obligations, and cannot take commercially reasonable actions to obtain sufficient funds, to make such payment or (x) would become insolvent as a result of making such payment (in each case, as determined by the Board in good faith) (clauses (w) and (x) together, the “Liquidity Exceptions”); provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient funds to make such payment as a result of limitations imposed by, or payment obligations under, any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); provided further that any such payment obligation shall nonetheless accrue for the benefit of the TRA Parties and the Corporate Taxpayer shall make such payment at the first opportunity that the Liquidity

Exceptions do not apply; provided, further, however, that if the Liquidity Exceptions apply and the Corporate Taxpayer declares or pays any dividend of cash to its shareholders while any such Tax Benefit Payment is due and payable and remains unpaid more than thirty (30) days following the relevant Final Payment Date, then the Liquidity Exceptions shall no longer apply and a Breach Notice may be immediately delivered.
(d)   Any Tax Attributes attributable to the Closing or to Exchanges (or deemed Exchanges) with respect to which a payment has been made under Section 4.1(a) or Section 4.1(c) shall be excluded in calculating any future Tax Benefit Payments or Early Termination Payments, and in such case, this TRA Agreement shall have no further application to such payments.
SECTION 4.2   Early Termination Notice.   If the Corporate Taxpayer chooses to exercise its right of early termination in accordance with Section 4.1 above, the Corporate Taxpayer shall deliver to each TRA Party written notice of such decision to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s decision to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due to each TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all TRA Parties have been given such Schedule or amendment thereto under Section 7.1, unless the TRA Party Representative (i) within thirty (30) calendar days after such date gives the Corporate Taxpayer written notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (ii) provides a written waiver of its right to give a Material Objection Notice within the period described in clause (i) above, in which case such Schedule shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such Material Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule shall become binding in accordance with Section 7.9. The TRA Party Representative will represent the interests of each of the TRA Parties and shall raise and pursue, in accordance with this Section 4.2, any objection to an Early Termination Schedule or amendment thereto timely given in writing to the TRA Party Representative by a TRA Party.
SECTION 4.3   Payment upon Early Termination.
(a)   Within five (5) Business Days after an Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Party an amount equal to the entire Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party or, in the absence of such designation or agreement, by check mailed to the last mailing address provided by such TRA Party to the Corporate Taxpayer.
(b)   “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of and starting from the applicable Early Termination Date, of all Tax Benefit Payments (excluding the Interest Amount, unless such amount was previously due and owing hereunder and not previously paid) in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date (but which have not been previously paid as of such date), and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each such Tax Benefit Payment for each relevant Taxable Year would be paid on the due date (including extensions) under applicable law as of the Early Termination Date for filing of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each such Taxable Year. For the avoidance of doubt, an entire Early Termination Payment shall be made to each applicable TRA Party regardless of whether such TRA Party has exchanged all of its Common Units as of the Early Termination Date.
ARTICLE V
SUBORDINATION AND LATE PAYMENTS
SECTION 5.1   Subordination.   Notwithstanding any other provision of this TRA Agreement to the contrary, any Tax Benefit Payment, Early Termination Payment or any other payment required to be made by the Corporate Taxpayer to any TRA Party under this TRA Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money (whether secured or unsecured, senior or subordinated and/or however evidenced, including by bonds, notes or other debt instruments) of the Corporate Taxpayer and its Subsidiaries (the “Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations. To the extent that any payment under this TRA Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. Notwithstanding any other provision of this TRA Agreement to the contrary, to the extent that the Corporate Taxpayer or any of its Affiliates enters into future Tax receivable or other similar agreements (“Future TRAs”), the Corporate Taxpayer shall use reasonable best efforts to ensure that the terms of any such Future TRA shall provide that the Tax Attributes subject to this TRA Agreement are senior in priority in all respects to any Tax attributes subject to any such Future TRA for purposes of calculating the amount and timing of payments under any such Future TRA.
SECTION 5.2   Late Payments by the Corporate Taxpayer.   Subject to the proviso in the last sentence of Section 4.1(b), the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this TRA Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate (in place of the Agreed Rate, if applicable) commencing from the date on which such Tax Benefit Payment or Early Termination Payment was first due and payable until the date of actual payment; provided, that if the Corporate Taxpayer does not have sufficient funds to make the payment as a result of limitations imposed by, or payment obligations in respect of, any Senior Obligations, interest shall instead be computed at the Agreed Rate.
ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION
SECTION 6.1   Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters.   Except as otherwise provided in this TRA Agreement, the Business Combination Agreement or the LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo or any of OpCo’s Subsidiaries by a Taxing Authority the outcome of which would reasonably be expected to materially affect the rights and obligations of a TRA Party under this TRA Agreement, including the Tax Benefit Payments payable to TRA Parties, and shall provide to the TRA Party Representative reasonable opportunity (at the cost and expense of the TRA Party Representative, on behalf of the TRA Parties) to participate in or provide information and other input to the Corporate Taxpayer, OpCo and its Subsidiaries and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo (and its Subsidiaries) shall not be required to take any action that is inconsistent with any provision of the LLC Agreement or the Business Combination Agreement.
SECTION 6.2   Consistency.   The Corporate Taxpayer and the TRA Parties agree to report and cause their respective Affiliates to report for all purposes, including United States federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that set forth in this TRA Agreement or specified by the Corporate Taxpayer in any Schedule, or Amended Schedule, provided by or on behalf of the Corporate Taxpayer under this TRA Agreement that is final and binding on the parties, unless otherwise required by applicable law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to use commercially reasonable efforts to) (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this TRA Agreement) defend the Tax treatment contemplated by this

TRA Agreement and any Schedule (or Amended Schedule, as applicable) in any audit, contest or similar proceeding with any Taxing Authority.
SECTION 6.3   Cooperation.   Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this TRA Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter. OpCo shall reimburse the TRA Parties for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to this Section 6.3.
ARTICLE VII
MISCELLANEOUS
SECTION 7.1   Notices.   All notices, demands and other communications to be given or delivered under this TRA Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 7.1, notices, demands and other communications shall be sent to the addresses indicated below:
SECTION 7.2   Counterparts.   This TRA Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each party forever waives any such defense.
SECTION 7.3   Entire Agreement; No Third Party Beneficiaries.   This TRA Agreement, the Business Combination Agreement and the Ancillary Agreements, together with all Exhibits and Schedules to this TRA Agreement, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way. Nothing in this TRA Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this TRA Agreement.
SECTION 7.4   Governing Law.   The law of the State of Delaware shall govern (a) all claims or matters related to or arising from this TRA Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this TRA Agreement, and the performance of the obligations imposed by this TRA Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
SECTION 7.5   Severability.   If any provision of this TRA Agreement is determined to be invalid, illegal or unenforceable by any governmental entity, all other provisions of this TRA Agreement shall nevertheless remain in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this TRA Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 7.6   Successors; Assignment; Amendments; Waivers.
(a)   No TRA Party may assign all or any portion of its rights or obligations under this TRA Agreement to any Person without the prior written approval of the TRA Disinterested Majority (not to be unreasonably withheld, conditioned or delayed), except that, (i) to the extent that a TRA Party Transfers Units to any of such TRA Party’s Permitted Transferees in accordance with the terms of the LLC Agreement, the Transferring TRA Party shall have the option to assign, without the approval of the Board or TRA Disinterested Majority, to the Transferee of such Units the Transferring TRA Party’s rights and obligations under this TRA Agreement with respect to such Transferred Units, and (ii) any and all payments payable or that may become payable to a TRA Holder pursuant to this Agreement may be assigned to any Person or Persons so long as any such Person, in connection with such assignment, executes and delivers an acknowledgement that such Person shall have no rights under this Agreement other than the right to enforce such Person’s right to receive payments under this Agreement. As a condition to any such assignment, each Transferee approved by the TRA Disinterested Majority or Permitted Transferee, as applicable, and the Corporate Taxpayer shall execute and deliver a joinder to this TRA Agreement, in the form attached hereto as Exhibit A, agreeing to become a TRA Party for all purposes of this TRA Agreement, except as otherwise provided in such joinder. If a TRA Party Transfers Units in accordance with the terms of the LLC Agreement but does not assign to the Transferee of such Units its rights and obligations under this TRA Agreement with respect to such Transferred Units, (i) such TRA Party shall remain a TRA Party under this TRA Agreement for all purposes, including with respect to the receipt of Tax Benefit Payments to the extent payable hereunder (including any Tax Benefit Payments in respect of the Exchanges of such Transferred Units by such Transferee), and (ii) the Transferee of such Units shall not be a TRA Party. The Corporate Taxpayer may not assign any of its rights or obligations under this TRA Agreement to any Person (other than in connection with a Mandatory Assignment) without the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of the terms of this Section 7.6 shall be null and void.
(b)   No provision of this TRA Agreement may be amended, unless such amendment is approved in writing by each of the Corporate Taxpayer (as determined by the TRA Disinterested Majority) and by the TRA Parties who would be entitled to receive at least 50% of the total amount of the Early Termination Payments payable to all TRA Parties under this TRA Agreement if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this TRA Agreement since the date of such most recent Exchange); provided that no such amendment shall be effective if such amendment will have a disproportionate effect on the payments one or more TRA Parties will be entitled to receive under this TRA Agreement unless such amendment is consented to in writing by such TRA Parties disproportionately affected. No provision of this TRA Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.
(c)   All of the terms and provisions of this TRA Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this TRA Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place (any such assignment, a “Mandatory Assignment”).
SECTION 7.7   Interpretation.   The headings and captions used in this TRA Agreement and the table of contents to this TRA Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this TRA Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this TRA Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this TRA Agreement, shall refer to this TRA Agreement as a whole and not to any particular provision of this TRA Agreement. References herein to the Preamble or to a specific Section, Subsection, Recital, Clause, Schedule or Exhibit shall refer, respectively, to the Preamble, Sections, Subsections, Recitals, Clauses, Schedules or Exhibits of this TRA Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 7.7 is intended to authorize any assignment or transfer not otherwise permitted by this TRA Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are expressly specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any contract or agreement (including this TRA Agreement) mean such contract or agreement as amended, restated, supplemented or modified from time to time in accordance with the terms thereof. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to any law shall be deemed also to refer to such law, as amended (and any successor laws), and all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Except where otherwise expressly provided, all amounts in this TRA Agreement are stated and shall be paid in United States dollars. The parties to this TRA Agreement and their respective counsel have reviewed and negotiated this TRA Agreement as the joint agreement and understanding of such parties, and the language used in this TRA Agreement shall be deemed to be the language chosen by such parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.
SECTION 7.8   Waiver of Jury Trial; Jurisdiction.
(a)   EACH PARTY TO THIS TRA AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS TRA AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS TRA AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.
(b)   Subject to Section 7.9, each of the parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any action, suit or proceeding arising out of or relating to this TRA Agreement, agrees that all claims in respect of such action, suit or proceeding shall be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this TRA Agreement in any other courts. Nothing in this Section 7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.
SECTION 7.9   Reconciliation.   In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the calculation of amounts owed pursuant to Sections 2.3, 4.1 and 4.2 within the relevant period designated in this TRA Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert in the particular area of disagreement, acting as an expert and not as an arbitrator (the “Expert”), mutually acceptable to the Corporate Taxpayer and the TRA Party Representative. The Expert shall be a partner or principal of PricewaterhouseCoopers, Ernst & Young, Deloitte, KPMG, BDO USA, LLP, Grant Thornton LLP, Alvarez & Marsal, or RSM US LLP, and unless the Corporate Taxpayer and the TRA Party Representative agree in writing otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with any party to this TRA Agreement, any Affiliate of any such parties, or any other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, then the Corporate Taxpayer and the TRA Party Representative shall cause the Expert to be selected by the International Chamber of Commerce Centre for Expertise (the “ICC”) in accordance with the criteria set forth above in this Section 7.9. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or, in each case, as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this TRA Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The sum of (a) the costs and expenses relating to (i) the engagement (and, if applicable, selection by the ICC) of such Expert and (ii) if applicable, amending any Tax Return in connection with the decision of such Expert and (b) the reasonable out-of-pocket costs and expenses of the Corporate Taxpayer and the TRA Party Representative incurred in the conduct of such proceeding shall be allocated between the Corporate Taxpayer, on the one hand, and the TRA Party Representative (on behalf of the TRA Parties), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Expert that is unsuccessfully disputed by each such party (as finally determined by the Expert) bears to the total amount of such disputed items so submitted, and each such party shall promptly reimburse the other party for the excess that such other party has paid in respect of such costs and expenses over the amount it has been so allocated. The Corporate Taxpayer may withhold payments under this TRA Agreement to collect amounts due under the preceding sentence. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.
SECTION 7.10   Withholding.   The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this TRA Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, foreign or other Tax law; provided, however, that the Corporate Taxpayer shall use commercially reasonable efforts to notify and shall reasonably cooperate with the TRA Party Representative prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than any deduction or withholding required by reason of such TRA Party’s failure to comply with the last sentence of this Section 7.10) are required under applicable law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable law, such deduction and withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this TRA Agreement as having been paid to the Person in respect of whom such withholding was made. To the extent that any payment pursuant to this TRA Agreement is not reduced by such deductions or withholdings, such recipient shall indemnify the applicable withholding agent for any amounts imposed by any Taxing Authority together with any costs and expenses related thereto. Each TRA Party shall promptly provide the Corporate Taxpayer, OpCo or other applicable withholding agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested and shall promptly provide an update of any such Tax form or certificate previously delivered if the same has become incorrect or has expired.
SECTION 7.11   Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.
(a)   If the Corporate Taxpayer is or becomes a member of an affiliated, consolidated, combined or unitary group of corporations that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local Tax law, then: (i) the provisions of this TRA Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated, combined or unitary taxable income of the group as a whole.
(b)   If the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers or is deemed to transfer any Unit or any Reference Asset to a transferee that is treated as a corporation for United States federal income Tax purposes (other than a member of a group described in Section 7.11(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, then the Corporate Taxpayer shall cause such transferee to assume the obligation to make payments hereunder with respect to the applicable Tax Attributes associated with any Reference Asset or interest therein acquired (directly or indirectly) in such transfer (taking into account any gain recognized in the transaction) in a manner consistent with the terms of this TRA Agreement as the transferee (or one of its Affiliates) actually realizes Tax benefits from the Tax Attributes.
(c)   If OpCo transfers (or is deemed to transfer for United States federal income Tax purposes) any Reference Asset to a transferee that is treated as a corporation for United States federal income Tax purposes (other than a member of a group described in Section 7.11(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, OpCo shall be treated as having disposed of the Reference Asset in a wholly taxable transaction in which income, gain or loss is allocated to the Corporate Taxpayer in accordance with the LLC Agreement. The consideration deemed to be received by OpCo in a transaction contemplated in the prior sentence shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. The transactions described in this Section 7.11(c) and Section 7.11(e) below shall be taken into account in determining the Realized Tax Benefit or Realized Tax Detriment, as applicable, for such Taxable Year based on the income, gain or loss deemed allocated to the Corporate Taxpayer using the Non-Adjusted Tax Basis of the Reference Assets in calculating its Hypothetical Tax Liability for such Taxable Year and using the actual Tax basis of the Reference Assets in calculating its Actual Tax Liability, determined using the “with and without” methodology. Thus, for example, in determining the Hypothetical Tax Liability of the Corporate Taxpayer, the taxable income of the Corporate Taxpayer shall be determined by treating OpCo as having sold the applicable Reference Asset for its fair market value, recovering any basis applicable to such Reference Asset (using the Non-Adjusted Tax Basis), while the Actual Tax Liability of the Corporate Taxpayer would be determined by recovering the actual Tax basis of the Reference Asset that reflects any Basis Adjustments.
(d)   If any member of a group described in Section 7.11(a) that owns any Unit deconsolidates from the group (or the Corporate Taxpayer deconsolidates from the group), then the Corporate Taxpayer shall cause such member (or the parent of the consolidated group in a case where the Corporate Taxpayer deconsolidates from the group) to assume the obligation to make payments hereunder with respect to the applicable Tax Attributes associated with any Reference Asset it owns (directly or indirectly) in a manner consistent with the terms of this TRA Agreement as the member (or one of its Affiliates) actually realizes Tax benefits. If a transferee or a member of a group described in Section 7.11(a) assumes an obligation to make payments pursuant to this Section 7.11(d), then the initial obligor is relieved of the obligation assumed.
(e)   Except as otherwise set forth in Section 7.11(d), if the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers (or is deemed to transfer for United States federal income Tax purposes) any Unit in a transaction that is wholly or partially taxable, then for purposes of calculating payments under this TRA Agreement, OpCo shall be treated as having disposed of the portion of any Reference Asset (determined based on a pro rata share of an undivided interest in each Reference Asset) that is indirectly transferred by the Corporate Taxpayer or other entity described above (i.e., taking into account the number of Units transferred) in a wholly or partially taxable transaction, as applicable, in which all income, gain or loss is allocated to the Corporate Taxpayer in accordance with the LLC Agreement. The consideration deemed to be received by OpCo shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest.
SECTION 7.12   Confidentiality.
(a)   Subject to Section 6.3, each TRA Party acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this TRA Agreement, such person shall keep and retain in confidence and not disclose to any Person any confidential matters of the Corporate Taxpayer and its Affiliates and successors or concerning OpCo and its Affiliates and successors learned by the TRA Party pursuant to this TRA Agreement. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this TRA Agreement) or is generally known and (ii) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary in this TRA Agreement, to the extent required by applicable law or to the extent reasonably necessary for the TRA Party to comply with any applicable reportable transaction requirements under applicable law, each TRA Party (and each employee, representative or other agent of the TRA Party, as applicable) may disclose the Tax treatment and Tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.
(b)   If a TRA Party breaches any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right to seek to have the provisions of this Section 7.12 specifically enforced by injunctive relief by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.
(c)   In no event shall this Section 7.12 limit any obligation of any party under the LLC Agreement or the Business Combination Agreement.
SECTION 7.13   TRA Party Representative.   By executing this TRA Agreement, each of the TRA Parties shall be deemed to have irrevocably appointed the TRA Party Representative as its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this TRA Agreement, including: (i) execution of the documents and certificates required pursuant to this TRA Agreement; (ii) except to the extent provided in this TRA Agreement, receipt and forwarding of notices and communications pursuant to this TRA Agreement; (iii) administration of the provisions of this TRA Agreement; (iv) any and all consents, waivers, amendments or modifications deemed by the TRA Party Representative to be necessary or appropriate under this TRA Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) taking actions the TRA Party Representative is authorized to take pursuant to the other provisions of this TRA Agreement; (vi) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this TRA Agreement and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with this TRA Agreement and paying any fees related thereto on behalf of such TRA Parties, subject to reimbursement by such TRA Parties. The TRA Party Representative may resign upon thirty (30) days’ written notice to the Corporate Taxpayer.
[Signature Page Follows]

E2OPEN HOLDINGS, LLC
By:

Name:
Title:
E2OPEN PARENT HOLDINGS, INC.
By:

Name:
Title:
[TRA PARTY REPRESENTATIVE]
By:

Name:
Title:
TRA PARTIES:
[                 ]
By:

Name:
Title:

EXHIBIT A

EXHIBIT B

Annex J
FORM OF THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
E2OPEN HOLDINGS, LLC
DATED AS OF [•], 202[•]
THE LIMITED LIABILITY COMPANY INTERESTS IN E2OPEN HOLDINGS, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

J-i

J-ii

Exhibits
Exhibit A: Capitalization
Exhibit B: Exchange Notice
Exhibit C: Officers
Exhibit D: Joinder

J-iii

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
E2OPEN HOLDINGS, LLC
This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, supplemented or restated from time to time in accordance with the terms hereof, this “LLC Agreement”) of E2open Holdings, LLC (f/k/a Eagle Parent Holdings, LLC), a Delaware limited liability company (the “Company”), is entered into as of [•], 202[•], by and among E2open Parent Holdings, Inc., a Delaware corporation (“PubCo”), as a Member and the Managing Member as of the date hereof, the Members set forth on Exhibit A hereto (the “Continuing Members”) and each other Person who is or at any time becomes a Member in accordance with the terms of this LLC Agreement and the Act. Capitalized terms used in this LLC Agreement shall have the respective meanings set forth in Section 1.1.
RECITALS
WHEREAS, the Company was formed pursuant to a Certificate of Formation filed in the office of the Secretary of State of the State of Delaware on January 30, 2015, and was originally governed by the Limited Liability Company Agreement of the Company, dated as of January 20, 2015 (the “Initial LLC Agreement”);
WHEREAS, certain of the Continuing Members entered into the Amended and Restated Operating Agreement of the Company, effective as of March 26, 2015 (the “First A&R LLC Agreement”), which amended and restated the Initial LLC Agreement;
WHEREAS, the Continuing Members entered into the Second Amended and Restated Operating Agreement, effective as of April 6, 2017 (the “Existing LLC Agreement”), which amended and restated the First A&R LLC Agreement;
WHEREAS, immediately prior to giving effect to the transactions contemplated by the Business Combination Agreement, the Company was wholly owned by the Continuing Members;
WHEREAS, on October 14, 2020, the Company, PubCo, Sonar Company Merger Sub, LLC (“Company Merger Sub”), Insight Venture Partners, LLC, as the Equityholder Representative (as defined in the Business Combination Agreement (defined below)), and the other parties thereto entered into that certain Business Combination Agreement (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other things, as of the Effective Time, Company Merger Sub will merge with and into the Company, with the Company surviving as a Subsidiary of PubCo, and each Member will receive or retain the number of Common Units and Restricted Common Units set forth next to such Member’s name on Exhibit A hereto, in accordance with Section 3.1(c) of the Business Combination Agreement;
WHEREAS, the Members desire to amend and restate the Existing LLC Agreement in its entirety as of the Effective Time to reflect: (a) the consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as such term is defined in the Business Combination Agreement), including the conversion of units pursuant to Section 3.1(c)(ii) thereof and the admission of PubCo as a Member, (b) PubCo’s designation as the sole Managing Member of the Company, and (c) the rights and obligations of the Members and other terms and provisions, in each case as set forth in this LLC Agreement; and
WHEREAS, following the Effective Time, each Common Unit (other than any Common Unit held by PubCo and its wholly owned Subsidiaries) may be exchanged, at the election of the holder of such Common Unit (together with the surrender and delivery by such holder of one (1) share of Class V Common Stock of PubCo), for one (1) share of Class A Common Stock of PubCo, in each case in accordance with the terms and conditions of this LLC Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this LLC Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Definitions.   As used in this LLC Agreement and the Schedules and Exhibits attached to this LLC Agreement, the following definitions shall apply:
“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.
“Action” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Adjusted Basis” has the meaning given to such term in Section 1011 of the Code.
“Adjusted Capital Account Deficit” means the deficit balance, if any, in such Member’s Capital Account at the end of any Taxable Year or other taxable period, with the following adjustments:
(a)   credit to such Capital Account any amount that such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account thereunder any changes during such year in Company Minimum Gain and Member Minimum Gain; and
(b)   debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).
This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.
“Advancement of Expenses” is defined in Section 7.4(b).
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. For purposes of this LLC Agreement, no Member shall be deemed to be an Affiliate of any other Member solely as a result of membership in the Company.
“Appraiser FMV” means the fair market value of any Equity Security as determined by an independent appraiser mutually agreed upon by the Managing Member and the relevant Transferor, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this LLC Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this LLC Agreement shall be borne by the Company.
“Audit” is defined in Section 10.4(b).
“BBA Rules” means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) as amended by the Bipartisan Budget Act of 2015, and any Treasury Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.
“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.
“Board” means the board of directors of PubCo, as constituted at any given time.
“Business Combination Agreement” is defined in the recitals to this LLC Agreement.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Business Opportunities Exempt Party” is defined in Section 8.3.
“Capital Account” means, with respect to any Member, the capital account maintained for such Member in accordance with Section 4.4. The initial Capital Account of each Member as of the Effective Time (the “Closing Date Capital Account Balance”) is set forth next to such Member’s name on Exhibit A hereto.
“Capital Contribution” means, with respect to any Member, the amount of cash and the Fair Market Value of any property (other than cash) contributed to the Company by such Member, net of any liabilities assumed by the Company for such Member in connection with such contribution, as set forth from time to time in the books and records of the Company. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member. As of the Effective Time, each Member shall be deemed to have made Capital Contributions equal to the Closing Date Capital Account Balance of such Member set forth next to such Member’s name on Exhibit A hereto.
“Cash Available for Tax Distributions” is defined in Section 6.2(a).
“Cash Exchange Notice” has the meaning set forth in Section 4.6(a)(ii).
“Cash Exchange Payment” means with respect to a particular Exchange for which PubCo has elected to make a Cash Exchange Payment in accordance with Section 4.6(a)(ii):
(i)   if the Class A Common Stock trades on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Common Units, and (y) the Class A 5-Day VWAP; or
(ii)   if the Class A Common Stock is not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Common Units, for which PubCo has elected to make a Cash Exchange Payment and (y) the Appraiser FMV of one (1) share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.
“CC Capital” means CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company (or one of its Affiliates).
“Certificate Delivery” means, in the case of any shares of Class V Common Stock to be transferred and surrendered by an Exchanging Member in connection with an Exchange which are represented by a certificate or certificates, the process by which the Exchanging Member shall also present and surrender such certificate or certificates representing such shares of Class V Common Stock during normal business hours at the principal executive offices of PubCo, or if any agent for the registration or transfer of shares of Class V Common Stock is then duly appointed and acting, at the office of such transfer agent, along with any instruments of transfer reasonably required by the Managing Member or such transfer agent, as applicable, duly executed by the Exchanging Member or the Exchanging Member’s duly authorized representative.
“Change of Control” means the occurrence of any transaction or series of related transactions in which: (a) any Person or any group of Persons (other than PubCo) acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act, is or becomes the beneficial owner, directly or indirectly, of securities of PubCo or the Company representing more than 50% of the combined voting power of PubCo’s or the Company’s, as applicable, then outstanding voting securities (excluding a transaction or series of related transactions described in clause (b) that would not constitute a Change of Control), (b) there is consummated a merger or consolidation of PubCo or the Company with any other Person, and, immediately after the consummation of such merger or consolidation, the outstanding voting securities of PubCo or the Company, as applicable, immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if PubCo or the Company, as applicable (or its successor) is a Subsidiary of such Person, the ultimate parent thereof, or (c) there is consummated an agreement or series of related agreements for the sale or transfer, directly or indirectly, by PubCo of all or substantially all of PubCo’s and its Subsidiaries’ assets (including the Company). Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the record holders of the shares of PubCo immediately prior to such transaction or series of related transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of PubCo immediately following such transaction or series of related transactions.
“Class A 5-Day VWAP” means, on any relevant measurement date, the VWAP for five (5) consecutive Trading Days ending on such date.
“Class A 20-Day VWAP” means, on any relevant measurement date, the VWAP for twenty (20) consecutive Trading Days ending on such date.
“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Common Stock” means, as applicable, (a) the Class B Common Stock, par value $0.0001 per share, of PubCo (comprised of Class B-1 Common Stock and Class B-2 Common Stock) or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class B Common Stock or into which the Class B Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class V Common Stock” means, as applicable, (a) the Class V Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class V Common Stock or into which the Class V Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Closing Date Capital Account Balance” has the meaning set forth in the definition of “Capital Account”.
“COC Exchange” is defined in Section 4.6(a)(iv).
“COC Exchange Date” is defined in Section 4.6(a)(iv).
“COC Notice” is defined in Section 4.6(a)(iv).
“Code” means the United States Internal Revenue Code of 1986.
“Commission” means the U.S. Securities and Exchange Commission, including any Governmental Entity succeeding to the functions thereof.
“Common Units” means the common units of limited liability company interests issued under this LLC Agreement, including by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization, but shall exclude any Restricted Common Units prior to their conversion into Common Units upon the occurrence of a Vesting Event.

“Company” is defined in the preamble to this LLC Agreement.
“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).
“Company Representative” shall mean the Person designated under this LLC Agreement in its capacity as the “partnership representative” (as such term is defined under the BBA Rules and any analogous provision of state or local tax Law) of the Company and as the “tax matters partner” (to the extent applicable for state and local tax purposes and for U.S. federal income tax purposes for Taxable Years beginning on or before December 31, 2017) of the Company, including, as the context requires, any “designated individual” through whom the Company Representative is permitted by applicable Law to act in accordance with the terms hereof, which Person shall be, as of the Effective Time, PubCo.
“Confidential Information” means any and all confidential or proprietary information obtained by a Member from the Company, PubCo or any of their respective Subsidiaries, directly or indirectly, including from their representatives, which information includes ideas, financial information, products, services, business strategies, innovations, recipes and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, board minutes and materials, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business. With respect to any Member, Confidential Information does not include information that: (a) is in the possession of such Member on a non-confidential basis at the time of disclosure by or on behalf of the Company or any of its Affiliates; (b) before or after it has been disclosed to such Member by or on behalf of the Company or any of its Affiliates, becomes part of public knowledge, not as a result of any action or inaction of such Member (other than PubCo) in violation of this LLC Agreement; (c) is approved for release by written authorization of the Board; (d) is disclosed to such Member or its representatives by a third party not, to the knowledge of such Member or such representative, respectively, in violation of any obligation of confidentiality owed to the Company or any of its Affiliates with respect to such information; or (e) is or becomes independently developed by such Member or its representatives without use or reference to the Confidential Information.
“Continuing Member COC” means a Change of Control in which the acquiring Person or Persons in the relevant transaction or series of related transactions are not (a) a Continuing Member or (b) an Affiliate of a Continuing Member.
“Continuing Members” is defined in the preamble to this LLC Agreement.
“Continuing Member Representative” means Insight or any Affiliate of Insight designated in writing by Insight to PubCo, the Company and each of the Continuing Members after the date hereof.
“Conversion Date” means, with respect to any Restricted Common Unit, the date on which a Vesting Event occurs for such Restricted Common Unit or such later date as determined pursuant to Section 4.1(d).
“Debt Securities” means, with respect to PubCo, any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of PubCo.
“Depreciation” means, for each Taxable Year or other taxable period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Taxable Year or other taxable period, except that (a) with respect to any such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other taxable period shall be the amount of book basis recovered for such Taxable Year or other taxable period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes at the beginning of such Taxable Year or other taxable period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable Year or other taxable period bears to such beginning Adjusted Basis; provided, however, for purposes of clause (b) of this definition, that if the Adjusted Basis for U.S. federal income tax purposes of an asset at the beginning of such Taxable Year or other taxable period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.
“DGCL” means the General Corporation Law of the State of Delaware.
“Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the DGCL with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Common Stock is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.
“Distributable Cash” means, as of any relevant date on which a determination is being made by the Managing Member regarding a potential distribution pursuant to Section 6.1(a), the amount of cash reasonably determined by the Managing Member to be available for any such distribution.
“Distribution Catch-Up Payment” is defined in Section 6.1(a).
“Distribution Catch-Up Period” means, with respect to any Restricted Common Unit, the period beginning at the Effective Time and ending on the Conversion Date with respect to such Restricted Common Unit.
“Effective Time” has the meaning given to such term in the Business Combination Agreement.
“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or preferred interests or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person, including convertible debt securities, or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“ERISA” means the Employee Retirement Security Act of 1974.
“Exchange” means (a) the exchange by the Company of Common Units held by a Member (together with the surrender and cancellation of the same number of outstanding shares of Class V Common Stock held by such Member) for either (i) a Stock Exchange Payment or (ii) a Cash Exchange Payment or (b) the direct purchase by PubCo of Common Units and shares of Class V Common Stock held by a Member in accordance with a PubCo Call Right, in each case in accordance with Section 4.6.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Blackout Period” means (i) any “black out” or similar period under PubCo’s policies covering trading in PubCo’s securities to which the applicable Exchanging Member is subject (or will be subject at such time as it owns Class A Common Stock), which period restricts the ability of such Exchanging Member to immediately resell shares of Class A Common Stock to be delivered to such Exchanging Member in connection with a Stock Exchange Payment and (ii) the period of time commencing on (x) the date of the declaration of a dividend by PubCo and ending on the first day following (y) the record date determined by the Board with respect to such dividend declared pursuant to clause (x), which period of time shall be no longer than 10 Business Days; provided that in no event shall an Exchange Blackout Period which respect to clause (ii) of the definition hereof occur more than four (4) times per calendar year.
“Exchange Conditions” means any of the following conditions: (a) any Registration Statement pursuant to which the resale of the Class A Common Stock to be registered for such Exchanging Member at or immediately following the consummation of the Exchange shall have ceased to be effective pursuant to any action or inaction by the Commission or no such resale Registration Statement has yet become effective,

(b) PubCo shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Exchange, (c) PubCo shall have exercised its right to defer, delay or suspend the filing or effectiveness of a Registration Statement and such deferral, delay or suspension shall affect the ability of such Exchanging Member to have its Class A Common Stock registered at or immediately following the consummation of the Exchange, (d) any stop order relating to the Registration Statement pursuant to which the Class A Common Stock was to be registered by such Exchanging Member at or immediately following the Exchange shall have been issued by the Commission, (e) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Exchange, or (f) PubCo shall have failed to comply in any material respect with its obligations under the Investor Rights Agreement to the extent related to the resale of the Class A Common Stock of an Exchanging Member, and such failure shall have adversely affected the ability of such Exchanging Member to consummate the resale of Class A Common Stock to be received upon such Exchange pursuant to an effective Registration Statement.
“Exchange Date” means the date that is five (5) Business Days after the Exchange Notice Date is given; provided, that if an Exchanging Member delays the consummation of an Exchange by delivering an Exchange Delay Notice, the Exchange Date shall occur on the date that is three (3) Business Days following the date on which the conditions giving rise to such delay cease to exist which shall in no event be prior to the date otherwise determined pursuant to this definition (or such earlier day as the Managing Member and such Exchanging Member may agree in writing); provided, further, that if the Exchange Date for any Exchange with respect to which PubCo elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period; provided further, that to the extent an Exchange is made in connection with an Exchanging Member’s proper exercise of its rights to participate in a Piggyback Registration pursuant to Section 4.2 of the Investor Rights Agreement, the Exchange Date shall be the date on which the offering with respect to such Piggyback Registration is completed.
“Exchange Delay Notice” is defined in Section 4.6(a)(iii).
“Exchange Notice” means a written election of Exchange in the form of Exhibit B, duly executed by the Exchanging Member.
“Exchange Notice Date” means, with respect to any Exchange Notice, the date such Exchange Notice is given to the Company in accordance with Section 12.9.
“Exchanging Member” means any Member holding Common Units (other than PubCo and its wholly-owned Subsidiaries) whose Common Units are subject to an Exchange.
“Exchanged Units” means, with respect to any Exchange, the Common Units being exchanged pursuant to a relevant Exchange Notice, and an equal number of shares of Class V Common Stock held by the relevant Exchanging Member; provided, that, such amount of Common Units shall in no event be less than the Minimum Exchange Amount.
“Existing LLC Agreement” is defined in the recitals to this LLC Agreement.
“Fair Market Value” means the fair market value of any property as determined in the good faith reasonable discretion of the Managing Member after taking into account such factors as the Managing Member shall reasonably deem appropriate.
“Family Member” means with respect to any Person, a sibling, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“Fiscal Year” means the fiscal year of the Company, which shall end on the last day of February of each calendar year, unless the fiscal year is otherwise modified by the Managing Member.
“Final Adjudication” is defined in Section 7.4(b).
“GAAP” means United States generally accepted accounting principles at the time.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Gross Asset Value” means, with respect to any asset, the asset’s Adjusted Basis for U.S. federal income tax purposes, except as follows:
(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;
(b)   the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values (taking into account Section 7701(g) of the Code) in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided in this LLC Agreement, as of the following times: (i) the acquisition of a Unit (or additional Units) by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company; (ii) the grant of a Unit (other than a de minimis interest in the Company) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(d)); (iii) the distribution by the Company to a Member of more than a de minimis amount of Company assets; (iv) the liquidation of the Company (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1)); (v) the acquisition of a Unit by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (vi) the conversion of any Restricted Common Units into Common Units upon the occurrence of a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (vii) any other event to the extent determined by the Managing Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(g); provided, however, that adjustments pursuant to clauses (i), (ii), (iii) and (v) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options or Restricted Common Units are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(vii) (other than, if applicable, the noncompensatory options being exercised or the Restricted Common Units being converted that give rise to the occurrence of such event), the Company shall adjust the Gross Asset Values of its properties in accordance with, or, in the case of outstanding Restricted Common Units, in accordance with principles similar to those set forth in, Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);
(c)   the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;
(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and clause (f) in the definition of “Profits” or “Losses” below or Section 5.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this clause to the extent the Managing Member determines that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and
(e)   if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article V.
“HSR Act” is defined in Section 4.1(d).

“Imputed Tax Underpayments” is defined in Section 10.4(c).
“Indebtedness” means (a) all indebtedness for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, and (c) all capitalized lease obligations or obligations required to be capitalized in accordance with GAAP.
“Indemnifiable Losses” is defined in Section 7.4(a).
“Indemnitee” is defined in Section 7.4(a).
“Initial LLC Agreement” is defined in the recitals to this LLC Agreement.
“Insight” means Insight E2open Aggregator, LLC, a Delaware limited liability company.
“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the date hereof, by and among PubCo, certain of the Continuing Members and the other parties thereto (together with any other parties that become a party thereto from time to time upon execution of a joinder in accordance with the terms thereof by any successor or assign to any party to such Investor Rights Agreement).
“IRS” means the U.S. Internal Revenue Service.
“Law” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“Lock-Up Period” is defined in Section 4.6(a).
“Liability” means any debt, liability or obligation, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
“Liquidating Event” is defined in Section 11.1.
“Liquidity Limitations” is defined in Section 6.2(a).
“LLC Agreement” is defined in the preamble to this LLC Agreement.
“Managing Member” means PubCo, in its capacity as the sole managing Member of the Company.
“Member” means any Person that executes this LLC Agreement as a Member (including the Managing Member), and any other Person admitted to the Company as an additional or substituted Member, that has not made a disposition of all of such Person’s Units.
“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3), as set forth in Treasury Regulations Section 1.704-2(i)(3).
“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).
“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).
“Minimum Exchange Amount” means a number of Common Units held by an Exchanging Member equal to (x) if such Exchanging Member holds more than 100,000 Common Units as of the date hereof, the lesser of (1) 100,000 Common Units and (2) all of the Common Units then held by the applicable Exchanging Member or (y) to the extent such Exchanging Member holds 100,000 Common Units or less as of the date hereof, the lesser of (1) fifty percent (50%) of the Common Units held by the applicable Exchanging Member as of the date hereof and (2) all of the Common Units then held by the applicable Exchanging Member.

“National Securities Exchange” means a securities exchange registered with the Commission under Section 6 of the Exchange Act.
“NBOKS” means Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company.
“Non-Party Affiliate” is defined in Section 12.15.
“Nonrecourse Deductions” has the meaning assigned that term in Treasury Regulations Sections 1.704-2(b) and 1.704-2(c).
“Nonrecourse Liability” is defined in Treasury Regulations Section 1.704-2 (b)(3).
“Officer” means each Person appointed as an officer of the Company pursuant to and in accordance with the provisions of Section 7.2. The initial Officers are listed on Exhibit C attached hereto.
“Party” and “Parties” means, individually or collectively, each Member and the Company.
“Permitted Transfer” is defined in Section 9.1(b).
“Permitted Transferee” means, with respect to any Member, (i) any Family Member of such Member and (ii) any Affiliate of such Member (including any partner, shareholder or member controlling or under common control with such Member and Affiliated investment fund or vehicle of such Member), but excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or the Company; provided that no Affiliated investment fund or vehicle of Insight (for the avoidance of doubt, excluding portfolio companies) shall be deemed to operate or engage in any such competing business.
“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Piggyback Registration” is defined in the Investor Rights Agreement.
“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations.
“Profits” or “Losses” means, for each Taxable Year or other taxable period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):
(a)   any income or gain of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;
(b)   any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;
(c)   in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 5.2, be taken into account for purposes of computing Profits or Losses;
(d)   gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross

Asset Value of the asset disposed of notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;
(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such period;
(f)   to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and
(g)   any items of income, gain, loss or deduction which are specifically allocated pursuant to the provisions of Section 5.2 shall not be taken into account in computing Profits or Losses for any Taxable Year, but such items available to be specially allocated pursuant to Section 5.2 shall be determined by applying rules analogous to those set forth in clauses (a) through (f) above.
“PubCo” is defined in the preamble to this LLC Agreement.
“PubCo Call Notice” is defined in Section 4.6(f).
“PubCo Call Right” means PubCo’s election, in accordance with Section 4.6(a)(iv) or Section 4.6(f), to directly purchase Exchanged Units described in an Exchange Notice given by an Exchanging Member.
“PubCo Common Stock” means all classes of common stock of PubCo, including the Class A Common Stock and the Class V Common Stock.
“PubCo Offer” is defined in Section 4.1(h).”PubCo Warrants” has the meaning given to “Buyer Warrants” in the Business Combination Agreement.
“Push-Out Election” is defined in Section 10.4(b).
“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Common Stock (other than the Domestication (as defined in the Business Combination Agreement), a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 4.1(h)), (b) any merger, consolidation or other combination involving PubCo or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Common Stock shall be entitled to receive cash, securities or other property for their shares of PubCo Common Stock.
“Registration Statement” means any registration statement that PubCo is required to file pursuant to the Investor Rights Agreement.
“Regulatory Allocations” is defined in Section 5.2(j).
“Restricted Common Unit” means the Units which are restricted subject to vesting, with the rights and privileges as set forth in this LLC Agreement, including the Series 1 RCUs and the Series 2 RCUs.
“Securities Act” means the Securities Act of 1933.
“Series 1 RCU” means a Restricted Common Unit which is restricted subject to vesting and will vest upon the occurrence of a Series 1 Vesting Event, with the rights and privileges as set forth in this LLC Agreement.
“Series 2 RCU” means a Restricted Common Unit which is restricted subject to vesting and will vest upon the occurrence of a Series 2 Vesting Event, with the rights and privileges as set forth in this LLC Agreement.

“Series 1 Vesting Event” means, with respect to each Series 1 RCU, (a) the occurrence of a VWAP 1 Vesting Event, (b) the occurrence of (i) a Continuing Member COC, with respect to any Series 1 RCU held by (x) a Continuing Member or (y) PubCo in respect of a share of Class B Common Stock held by any Person other than the Sponsor (or its Affiliates) or those certain independent directors of PubCo as of immediately prior to the date hereof who hold shares of Class B Common Stock or (ii) a Sponsor Change of Control, with respect to any Series 1 RCU held by PubCo in respect of a share of Class B Common Stock held by the Sponsor (or its Affiliates) or those certain independent directors of PubCo as of immediately prior to the date hereof who hold shares of Class B Common Stock, or (c) a Liquidating Event pursuant to which each Common Unit would be entitled to at least $13.50 per Common Unit (taking into account the conversion of each Series 1 RCU to a Common Unit); provided, however, that the reference to $13.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
“Series 2 Vesting Event” means, with respect to each Series 1 RCU, (a) the occurrence of a VWAP 2 Vesting Event, (b) the occurrence of a Continuing Member COC, or (c) a Liquidating Event pursuant to which each Common Unit would be entitled to at least $15.00 per Common Unit (taking into account the conversion of each Restricted Common Unit to a Common Unit); provided, however, that the reference to $15.00 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
“Specified Audit” is defined in Section 10.4(d).
“Sponsor” means CC Neuberger Principal Holdings I Sponsor, LLC, a Delaware limited liability company.
“Sponsor COC” means a Change of Control in which the acquiring Person or Persons in the relevant transaction or series of related transactions are not (a) the Sponsor or (b) an Affiliate of the Sponsor.
“Sponsor Representative” means the Sponsor, or such other Person, who is an affiliate of CC Capital or NBOKS and is identified as the replacement Sponsor Representative by the then existing Sponsor Representative, giving prior written notice to the Company and the Continuing Members.
“Stock Exchange Payment” means, with respect to any Exchange of Common Units for which a Stock Exchange Payment is elected by the Managing Member, a number of shares of Class A Common Stock equal to the number of Common Units so exchanged.
“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“Tax Advances” is defined in Section 10.5(a).
“Tax Distribution Date” means April 10, June 10, September 10, and December 10 of each calendar year, which shall be adjusted by the Managing Member as reasonably necessary to take into account changes in estimated tax payment due dates for U.S. federal income taxes under applicable Law (but in no event shall the Managing Member make adjustments such that there are more than four (4) Tax Distribution Dates in any calendar year); provided, however, that if a Tax Distribution Date in a given calendar year is not a Business Day, such Tax Distribution Date shall be the Business Day immediately prior to such date.
“Tax Distributions” is defined in Section 6.2.
“Tax Receivable Agreement” means that certain tax receivable agreement, dated as of the date hereof, by and among PubCo, the Company, and the Continuing Members.
“Taxable Year” means the Company’s taxable year for U.S. federal income tax purposes, which shall end on December 31 of each calendar year unless otherwise required by applicable Law.
“Tier 1 Assumed Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporation organized under the laws of the State of Delaware, in each case taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Taxable Year, taking into account the character of any income, gains, deductions, losses or credits, and the deductibility of state income taxes. The Tier 1 Assumed Rate shall be the same for all Members regardless of the actual combined income tax rate of the Member or its direct or indirect owners.
“Tier 2 Assumed Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, if applicable, under Section 1411 of the Code) applicable to an individual resident in New York, NY, in each case taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Taxable Year, taking into account (a) the character of any income, gains, deductions, losses or credits, and the deductibility of state income taxes, and (b) available deductions under Code Section 199A, as applicable. The Tier 2 Assumed Rate shall be the same for all Members regardless of the actual combined income tax rate of the Member or its direct or indirect owners.
“Tier 1 Tax Amount” means, with respect to a Taxable Year commencing after the Effective Time (or, in the case of a Taxable Year that includes the Effective Time, the portion thereof after the Effective Time), the excess, if any, of (a) the product of (i) an amount, if positive, equal to the product of (A) the taxable income of the Company allocable to a Member pursuant to this LLC Agreement (taking into account corrective allocations made pursuant to Section 5.3(e)) with respect to the relevant Taxable Year (or portion thereof) (determined based upon a good faith estimate by the Managing Member and updated to reflect the final Company tax returns filed for such Taxable Year, and, for purposes of this definition, (w) including adjustments to taxable income in respect of Section 704(c) of the Code, (x) excluding adjustments to taxable income in respect of Section 743(b) of the Code, (y) calculated as if allocations of such taxable income were, for such Taxable Year (or portion thereof), the sole source of income and loss for such Member, (or, as appropriate, of its direct or indirect partners or members), and (z) taking into account the carryover of items of loss, deduction and expense, including the utilization of any excess business interest expense under Code Section 163(j), previously allocated to such Member for a Taxable Year (or portion thereof) that begins after the Effective Time to the extent not previously taken into account for purposes of determining the Tax Amount for a Taxable Year (or portion thereof)) times (B) one-fourth (1/4) in the case of the first quarter, one-half (1/2) in the case of the second quarter, three-fourths (3/4) in the case of the third quarter, and one (1) in the case of the fourth quarter times (ii) the Tier 1 Assumed Rate with respect to such Taxable Year (or portion thereof), over (b) the amount of distributions previously made to such Member pursuant to Section 6.2 with respect to such Taxable Year (or portion thereof) after the Effective Time.
“Tier 2 Tax Amount” means, with respect to a Taxable Year commencing after the Effective Time (or, in the case of a Taxable Year that includes the Effective Time, the portion thereof after the Effective Time), the excess, if any, of (a) the product of (i) an amount, if positive, equal to the product of (A) the taxable income of the Company allocable to a Member pursuant to this LLC Agreement (taking into account corrective allocations made pursuant to Section 5.3(e)) with respect to the relevant Taxable Year (or portion thereof) (determined based upon a good faith estimate by the Managing Member and updated to reflect the final Company tax returns filed for such Taxable Year, and, for purposes of this definition, (w) including adjustments to taxable income in respect of Section 704(c) of the Code, (x) excluding adjustments to taxable income in respect of Section 743(b) of the Code, (y) calculated as if allocations of such taxable income were, for such Taxable Year (or portion thereof), the sole source of income and loss for such Member, (or, as appropriate, of its direct or indirect partners or members), and (z) taking into account the carryover of items of loss, deduction and expense, including the utilization of any excess business interest expense under Code Section 163(j), previously allocated to such Member for a Taxable Year (or portion thereof) that begins after the Effective Time to the extent not previously taken into account for purposes of determining the Tax Amount for a Taxable Year (or portion thereof)) times (B) one-fourth (1/4) in the case of the first quarter, one-half (1/2) in the case of the second quarter, three-fourths (3/4) in the case of the third quarter, and one (1) in the case of the fourth quarter times (ii) the Tier 2 Assumed Rate with respect to such Taxable Year (or portion thereof), over (b) the amount of distributions previously made to such Member pursuant to Section 6.2 with respect to such Taxable Year (or portion thereof) after the Effective Time.
“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition, or legally binding agreement to undertake any of the foregoing, by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; provided that any such indirect pledge, encumbrance or hypothecation that does not provide the counterparty thereto the right to take direct possession, as the holder of record, of any Units shall not be considered a “Transfer” for purposes of this Agreement. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.
“Undertaking” is defined in Section 7.4(b).
“Units” means the Common Units, the Restricted Common Units, any other Equity Securities of the Company, and any rights to payments as a holder of any of the foregoing, but excluding any rights under any court-authorized charging order.
“Vesting Event” means, with respect to each Series 1 RCU, a Series 1 Vesting Event and, with respect to each Series 2 RCU, a Series 2 Vesting event.
“VWAP” means the daily per share volume-weighted average price of the Class A Common Stock, with respect to measurement periods (or portions thereof) following the Effective Time, or the Class A Ordinary Shares, with respect to measurement periods (or portions thereof) prior to the Effective Time, on the New York Stock Exchange or such other principal United States securities exchange on which the shares of Class A Common Stock and/or the Class A Ordinary Shares, as applicable, are listed, quoted or admitted to trading, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A Common Stock and/or the Class A Ordinary Shares, as applicable (or the equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A Common Stock and/or a Class A Ordinary Share, as applicable, on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Class A Common Stock and/or Class A Ordinary Share, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by PubCo); provided, however, that if at any time for purposes of the Class A 5-Day VWAP or Class A 20-Day VWAP, as applicable, shares of Class A Common Stock are not then listed, quoted or traded on a principal United States securities exchange or automated or electronic quotation system, then the VWAP shall mean the per share Appraiser FMV of one (1) share of Class A Common Stock (or such other Equity Security into which the Class A Common Stock was converted or exchanged).
“VWAP 1 Vesting Event” means the first day on which the Class A 5-Day VWAP is equal to at least $13.50; provided, however, that the reference to $13.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
“VWAP 2 Vesting Event” means the first day on which the Class A 20-Day VWAP is equal to at least $15.00; provided, however, that the reference to $15.00 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
Section 1.2   Interpretive Provisions.   For all purposes of this LLC Agreement, except as otherwise provided in this LLC Agreement or unless the context otherwise requires:

(a)   the terms defined in Section 1.1 are applicable to the singular as well as the plural forms of such terms;
(b)   an accounting term not otherwise defined in this LLC Agreement has the meaning assigned to it under GAAP;
(c)all references to currency, monetary values and dollars set forth in this LLC Agreement shall mean United States (U.S.) dollars and all payments under this LLC Agreement shall be made in United States dollars;
(d)   when a reference is made in this LLC Agreement to an Article, Section, clause, Exhibit or Schedule, such reference is to an Article, Section or clause of, or an Exhibit or Schedule to, this LLC Agreement unless otherwise indicated;
(e)   whenever the words “include”, “includes” or “including” are used in this LLC Agreement, they shall be deemed to be followed by the words “without limitation”;
(f)   “or” is not exclusive;
(g)   pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;
(h)   references in this LLC Agreement to any Law shall be deemed also to refer to such Law, any amendments thereto, any successor provisions thereof, and all rules and regulations promulgated thereunder; and
(i)   the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this LLC Agreement, refer to this LLC Agreement as a whole and not to any particular provision of this LLC Agreement.
ARTICLE II
ORGANIZATION OF THE LIMITED LIABILITY COMPANY
Section 2.1   Formation.   The Company shall continue its existence as a limited liability company subject to the provisions of the Act upon the terms, provisions and conditions set forth in this LLC Agreement.
Section 2.2   Filing.   The Company’s Certificate of Formation was filed with the Secretary of State of the State of Delaware in accordance with the Act. The Members shall execute such further documents (including amendments to such Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the operation of a limited liability company in all states and counties in which the Company may conduct business.
Section 2.3   Name.   The name of the Company is “E2open Holdings, LLC” and all business of the Company shall be conducted in such name or, in the discretion of the Managing Member, under any other name.
Section 2.4   Registered Office: Registered Agent.   The location of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, or at such other place as the Managing Member may select from time to time. The name and address for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, or such other qualified Person and address as the Managing Member may designate from time to time.
Section 2.5   Principal Place of Business.   The principal place of business of the Company shall be located in such place as is determined by the Managing Member from time to time.
Section 2.6   Purpose; Powers.   The nature of the business or purposes to be conducted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.7   Term.   The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article XI.
Section 2.8   Intent.   It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” for U.S. federal and applicable state and local income and franchise tax purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment. Neither the Company nor any Member shall take any action inconsistent with the intent of the Parties set forth in this Section 2.8. No election (including an entity classification election for the Company) contrary to the intent of the Parties as set forth in this Section 2.8 shall be made by the Company or any Member, and the Company shall not convert into or merge into (with the Company not being the surviving entity in such merger) an entity treated as a corporation for U.S. federal or applicable state and local income or franchise tax purposes. Notwithstanding anything to the contrary set forth in this Section 2.8, this Section 2.8 shall not prevent the Company from entering into or consummating any transaction which constitutes a Change of Control to the extent such transaction is duly authorized by the Managing Member in accordance with this LLC Agreement, subject to the rights set forth in the Tax Receivable Agreement, if any, applicable to such transaction.
ARTICLE III
CLOSING TRANSACTIONS
Section 3.1   Business Combination Agreement Transactions.   Pursuant to the terms of the Business Combination Agreement and for the consideration set forth in the Business Combination Agreement, as of the Effective Time, Company Merger Sub will merge with and into the Company, with the company continuing as the surviving entity and a Subsidiary of PubCo. Following the consummation of the transactions contemplated by the Business Combination Agreement, the total number of Common Units and Restricted Common Units held by the Continuing Members and PubCo as of the Effective Time is set forth next to each such Member’s name on Exhibit A hereto under the headings “Effective Time Common Units” and “Effective Time Restricted Common Units”. The number of shares of Class V Common Stock held by each Continuing Member shall equal the number of Common Units held by such Continuing Member.
ARTICLE IV
OWNERSHIP AND CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS
Section 4.1   Authorized Units; General Provisions with Respect to Units.
(a)   Units. Subject to the provisions of this LLC Agreement, the Company shall be authorized to issue from time to time such number of Common Units and Equity Securities as the Managing Member shall determine in accordance with and subject to the restrictions in this Section 4.1 and Section 4.3. Subject to this Section 4.1 and Section 4.3, each authorized Unit may be issued pursuant to such agreements as the Managing Member shall approve, including pursuant to warrants, options, or other rights or property to acquire Units or that may be converted into Units. The Company may reissue any Units that have been repurchased or acquired by the Company; provided that any such issuance, and the admission of any Person as a Member in connection therewith, is otherwise made in accordance with and subject to the restrictions in this LLC Agreement. The Units shall be uncertificated. The Company shall not, and the Managing Member shall not cause the Company to, issue any Units if such issuance would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)); provided that, for such purposes, the Company and the Managing Member shall be entitled to assume that each Continuing Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law.
(b)   Outstanding Units. Each Continuing Member previously was admitted as a Member and shall remain a Member of the Company at the Effective Time. Immediately after the Effective Time, the Units will comprise (i) a single class of Common Units and (ii) two classes of Restricted Common

Units, comprising Series 1 RCUs and Series 2 RCUs. Except as otherwise provided in this LLC Agreement, each outstanding Common Unit shall be identical to each other Common Unit, each outstanding Series 1 RCU shall be identical to each other Series 1 RCU and each outstanding Series 2 RCU shall be identical to each other Series 2 RCU. The Managing Member’s interest in its capacity as such shall be a non-economic interest in the Company, which does not entitle the Managing Member, solely in its capacity as such, to any Units, distributions or Tax Distributions.
(c)   Schedule of Members. The Company shall maintain a schedule, appended hereto as Exhibit A (as updated and amended from time to time in accordance with the terms of this LLC Agreement and current as of the date set forth therein), which shall include: (i) the name and address of each Member; (ii) the aggregate number of and type of Units issued and outstanding and held by each Member; and (iii) each Member’s Capital Contributions following the Effective Time.
(d)   Restricted Common Units. Each Restricted Common Unit will be held in accordance with this LLC Agreement unless and until a Vesting Event occurs with respect to such Restricted Common Unit. Upon the occurrence of a Vesting Event, on the Conversion Date, each applicable Restricted Common Unit shall be converted immediately and automatically, without any further action on the part of the holder thereof or any other person (including the Company and the Managing Member) into an equal number of Common Units, with all rights and privileges of a Common Unit under this LLC Agreement from and after the Conversion Date. Notwithstanding anything to the contrary contained in this LLC Agreement, if, upon the occurrence of a Vesting Event, a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) for the immediate conversion of any Restricted Common Unit into an equal number of Common Units, then the Conversion Date with respect to each such Restricted Common Unit shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such conversion under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such conversion shall automatically occur without any further action by the holders of any such Restricted Common Unit. Each of the Continuing Members and PubCo agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Company. On the Conversion Date with respect to any Restricted Common Unit held by a Continuing Member, PubCo shall issue, for each applicable Restricted Common Unit which has converted to a Common Unit under this LLC Agreement, one share of Class V Common Stock to such Continuing Member. For the avoidance of doubt, in the event of a subdivision or combination referred to in Section 4.1(i)(i) or Section 4(i)(ii), the number of shares of Class V Common Stock to which a Continuing Member shall be entitled upon vesting of its Restricted Common Units shall equal the number of Restricted Common Units held by the Continuing Members as a result of such subdivision or combination that have converted into Common Units. PubCo hereby agrees to reserve for issuance at all times an adequate number of shares of Class V Common Stock to permit the issuance of all Class V Common Stock assuming all of the Continuing Members’ Restricted Common Units vest under this LLC Agreement. To the extent that, on or before the tenth (10th) anniversary of the Effective Time, a Vesting Event has not occurred with respect to a Restricted Common Unit, and a Restricted Common Unit has not vested and converted into a Common Unit under this LLC Agreement, then immediately and without any further action under this LLC Agreement, on the date that is the tenth (10th) anniversary of the Effective Time, any such Restricted Common Units outstanding under this LLC Agreement shall be canceled and extinguished for no consideration; provided, that, with respect to the Restricted Common Units held by PubCo, if a share of Class B Common Stock to which a Restricted Common Unit relates is forfeited and canceled for no consideration prior to such tenth (10th) anniversary in accordance with the terms of issuance of such share of Class B Common Stock, such Restricted Common Unit shall also be canceled and extinguished for no consideration, such that, PubCo shall never hold more Restricted Common Units than the number of shares of Class B Common Stock outstanding at any time.
(e)   New PubCo Issuances.
(i)   Subject to Section 4.6 and Section 4.1(e)(ii), if, at any time after the Effective Time, PubCo issues shares of its Class A Common Stock or any other Equity Security of PubCo (other than shares of Class V Common Stock), (x) the Company shall concurrently issue to PubCo an equal number of Common Units (if PubCo issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities other than Class A Common Stock), and with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued and (y) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo, if any, for such share of Class A Common Stock or other Equity Security, subject to the second proviso in Section 7.8.
(ii)   Notwithstanding anything to the contrary contained in Section 4.1(e)(i) or Section 4.1(e)(iii), this Section 4.1(e) shall not apply to (x) the issuance and distribution to holders of shares of PubCo Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (and upon exchange of Common Units for Class A Common Stock, such Class A Common Stock shall be issued together with a corresponding right under such plan) or (y) the issuance under PubCo’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (iii) below, as applicable).
(iii)   In the event any outstanding Equity Security of PubCo is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of PubCo are issued (including as a result of the exercise of PubCo Warrants), (x) the corresponding Equity Security outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Common Units or equivalent Equity Securities of the Company shall be issued to PubCo as required by the first sentence of Section 4.1(e)(i), and (z) PubCo shall concurrently contribute to the Company the net proceeds received by PubCo from any such exercise or conversion, subject to the second proviso in Section 7.8.
(f)   PubCo Debt Issuance. If at any time PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) issues Debt Securities, PubCo or such Subsidiary shall transfer to the Company the net proceeds received by PubCo or such Subsidiary, as applicable, in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities, subject to the second proviso in Section 7.8.
(g)   New Company Issuances. Except pursuant to Section 4.6, (x) the Company may not issue any additional Units to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock (or relevant Equity Security of such Subsidiary) to another Person or Persons, and (ii) such issuance is in accordance with Section 4.1(e), and (y) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company, and (ii) such issuance is in accordance with Section 4.1(e).
(h)   Repurchases and Redemptions.
(i)   Subject to Section 4.1(h)(ii), PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and, substantially simultaneously therewith, the Company shall redeem, repurchase or otherwise acquire from PubCo or such Subsidiary an equal number of Common Units for the same price per security, if any, or (B) any other Equity Securities of

PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and, substantially simultaneously therewith, the Company shall redeem, repurchase or otherwise acquire from PubCo or such Subsidiary an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary for the same price per security, if any.
(ii)   In the event that a tender offer, share exchange offer, or take-over bid or similar transaction with respect to Class A Common Stock (a “PubCo Offer”) is proposed by PubCo or is proposed to PubCo or its stockholders, the holders of Common Units shall be permitted to participate in such PubCo Offer by delivery of an Exchange Notice (which Exchange Notice shall be effective immediately prior to the consummation of such PubCo Offer (and, for the avoidance of doubt, shall be contingent upon such PubCo Offer and not be effective if such PubCo Offer is not consummated)). In the case of a PubCo Offer proposed by PubCo, PubCo shall use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of Common Units to participate in such PubCo Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock without discrimination; provided that, without limiting the generality of this sentence (and without limiting the ability of any Member holding Common Units to consummate an Exchange at any time pursuant to the terms of this Agreement), the Managing Member shall use its reasonable best efforts to ensure that such holders of Common Units may participate in such PubCo Offer without being required to Exchange their Common Units and cancel their shares of Class V Common Stock, as the case may be, (or, if so required, to ensure that any such Exchange and cancelation shall be effective only upon, and shall be conditional upon, the closing of the transactions contemplated by the PubCo Offer). For the avoidance of doubt, in no event shall the holders of Common Units be entitled to receive in such PubCo Offer aggregate consideration for each Common Unit and share of Class V Common Stock, taken together, that is greater than or less than the consideration payable in respect of each share of Class A Common Stock in connection with such PubCo Offer (it being understood that payments under or in respect of the Tax Receivable Agreement shall not be considered part of any such consideration).
(iii)   The Company may not redeem, repurchase or otherwise acquire (x) any Common Units from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Securities of PubCo (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary.
(iv)   Notwithstanding the foregoing clauses (i) through (iii), to the extent that any consideration payable by PubCo in connection with the redemption, repurchase or acquisition of any shares of Class A Common Stock or other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including in connection with the cashless exercise of an option or warrant (or other convertible right or security)) other than under PubCo’s employee benefit plans for which there is no corresponding Common Units or other Equity Securities of the Company, then the redemption, repurchase or acquisition of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

(v)   For the avoidance of doubt, nothing set forth in this Section 4.1(h) shall apply to any redemption effected pursuant to Section 6.2(b) hereof.
(i)   Equity Subdivisions and Combinations.
(i)   The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding PubCo Common Stock or other related class or series of Equity Security of PubCo, with corresponding changes made with respect to any other exchangeable or convertible Equity Securities of the Company and PubCo.
(ii)   Except in accordance with Section 4.6(c), PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding PubCo Common Stock or any other class or series of Equity Security of PubCo, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other related class or series of Equity Security of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of the Company and PubCo.
(j)   General Authority. For the avoidance of doubt, but subject to Sections 4.1(a), (d), (e), (g), (h) and (i) and Section 4.3, the Company and PubCo (including in its capacity as the Managing Member of the Company) shall be permitted to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to the Common Units or Restricted Common Units, as applicable, to maintain at all times a one-to-one ratio between (i) the number of Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, (ii) the number of Series 1 RCUs owned by PubCo, directly or indirectly, and the number of outstanding shares of Series B-1 Common Stock issued by PubCo, (iii) the number of Series 2 RCUs owned by PubCo, directly or indirectly, and the number of outstanding shares of Series B-2 Common Stock issued by PubCo, and (iv) the number of outstanding shares of Class V Common Stock held by any Person (other than PubCo) and the number of Common Units held by such Person disregarding, for purposes of maintaining the one-to-one ratios in clauses (i) and (ii), (A) options, rights or securities of PubCo issued under any plan involving the issuance of any Equity Securities that are convertible into or exercisable or exchangeable for Class A Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by PubCo that are convertible or into or exercisable or exchangeable for Class A Common Stock (but in each case prior to such conversion or exchange).
Section 4.2   Capital Contributions.   Except as otherwise set forth in this LLC Agreement, no Member shall be required to make additional Capital Contributions to the Company.
Section 4.3   Issuance of Additional Units.   Subject to the terms and conditions of this LLC Agreement (including Section 4.1 and this Section 4.3), the Managing Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Managing Member (a) additional Common Units or Equity Securities in the Company having such rights, preferences and privileges as determined by the Managing Member, which rights, preferences and privileges may be senior to the Units, and (b) obligations, evidences of Indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Securities in the Company; provided that at any time following the date hereof, in each case the Company shall not issue Equity Securities in the Company to any Person other than PubCo or then-existing Members unless such Person shall have executed a counterpart to this LLC Agreement and all other documents, agreements or instruments deemed necessary or desirable as determined in good faith by the Managing Member. Upon any such issuance and execution, (a) such Person shall be admitted as a Member of the Company, and (b) the Managing Member shall update the Company’s books and records and amend Exhibit A to reflect such issuance. Subject to Section 4.1, this Section 4.3 and Section 12.1, the Managing Member is hereby authorized to amend this LLC Agreement to set forth the designations, preferences, rights, powers and duties of such additional Common Units or other Equity Securities in the Company authorized or issued pursuant to this Section 4.3.

Section 4.4   Capital Accounts.   A Capital Account shall be maintained by the Managing Member for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this LLC Agreement. Each Member’s Capital Account balance as of the Effective Time shall be equal to the amount of its respective Closing Date Capital Account Balance set forth opposite such Member’s name on Exhibit A. Thereafter, each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 5.1 and any other items of income or gain allocated to such Member pursuant to Section 5.2, (ii) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 5.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 5.2, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv). Upon the conversion of any Restricted Common Units into Common Units upon a Vesting Event, the parties intend that the allocations and capital maintenance rules shall be governed under Treasury Regulations Section 1.704-3 with adjustments being made in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) and consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder in order to effectuate the Members’ agreed upon economic sharing of items within the Company. In the event of a Transfer of Units made in accordance with this LLC Agreement (including a deemed Transfer for U.S. federal income tax purposes as described in Section 4.6(i)), the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l). This Section 4.4 and other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Code Section 704(b), including Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In determining the amount of any Liability for purposes of calculating Capital Accounts, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations. The Members’ Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Managing Member, but the Capital Accounts may be adjusted more often if a new Member is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Managing Member.
Section 4.5   Other Matters Regarding Capital Contributions.
(a)   The Company shall not be obligated to repay any Capital Contributions of any Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.
(b)   No Member shall receive any interest, salary, compensation or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 7.8 or other provisions of this LLC Agreement.
(c)   A Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or to make any additional contributions or payments to the Company.
Section 4.6   Exchange of Common Units.
(a)   Exchange Procedures.
(i)   Upon the terms and subject to the conditions set forth in this Section 4.6, after the expiration of the period commencing on the Closing Date and ending on the date that is six (6) months following the Closing Date (the “Lock-Up Period”), an Exchanging Member (together with its Affiliates, including other Continuing Members, and Permitted Transferees) (x) that is not Insight or any Affiliate or Permitted Transferee thereof shall be entitled to cause the Company to effect an Exchange up to one (1) time per calendar quarter collectively (and no more frequently),

(y) that is Insight or any Affiliate or Permitted Transferee thereof shall be entitled to cause the Company to effect an Exchange up to two (2) times per calendar quarter collectively (and no more frequently), in each case with respect to a number of Common Units at least equal to or exceeding the Minimum Exchange Amount, by delivering an Exchange Notice to the Company, with a copy to PubCo. Each Exchange Notice shall be in the form set forth on Exhibit B and shall include all information required to be included therein. In the event that an Exchange is being exercised in order to participate in a Piggyback Registration, the Exchange Notice Date shall be prior to the expiration of the time period in which a holder of securities is required to notify PubCo that it wishes to participate in such Piggyback Registration in accordance with Section 3.2 of the Investor Rights Agreement.
(ii)   Within three (3) Business Days of the giving of an Exchange Notice, the Managing Member may elect to settle all or a portion of the Exchange in cash in an amount equal to the Cash Exchange Payment (in lieu of shares of Class A Common Stock), exercisable by giving written notice of such election to the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Common Units subject to the Exchange which shall be exchanged for cash in lieu of Class A Common Stock. To the extent such Exchange relates to the exercise of the Exchanging Member’s registration rights under Section 4.1 of the Investor Rights Agreement, PubCo and the Company shall cooperate in good faith with such Exchanging Member to exercise such Exchange in a manner which preserves such Exchanging Member’s rights thereunder. At any time following the giving of a Cash Exchange Notice and prior to the Exchange Date, the Managing Member may elect (exercisable by giving written notice of such election to the Exchanging Member) to revoke the Cash Exchange Notice with respect to all or any portion of the Exchanged Units and make the Stock Exchange Payment with respect to any such Exchanged Units on the Exchange Date.
(iii)   In the event the Managing Member does not timely give a Cash Exchange Notice (or revokes a Cash Exchange Notice in accordance with the foregoing clause (ii)), the Exchanging Member may, if and only if any Exchange Condition exists, elect to (x) retract its Exchange Notice or (y) delay the consummation of an Exchange, in each case, exercisable by giving written notice of such election to the Managing Member within two (2) Business Days of the occurrence of an Exchange Condition and in any event no later than one (1) Business Day prior to the Exchange Date (such notice under clause (y), an “Exchange Delay Notice”); provided that any such notice must specify the particular Exchange Condition giving rise to such election. The giving of any notice pursuant to clause (x) shall terminate all of the Exchanging Member’s, the Managing Member’s and Company’s rights and obligations under this Section 4.6 arising from such retracted Exchange Notice, but shall not count against the maximum number of Exchanges that an Exchanging Member may effect in a calendar quarter.
(iv)   In the event of a Continuing Member COC, the Managing Member may elect, pursuant to a written notice given to the Members (other than PubCo) at least thirty (30) days prior to the consummation of a Continuing Member COC (a “COC Notice”), to require each such Member to effect an Exchange with respect to any portion of such Member’s Common Units (together with the surrender and cancellation of the corresponding number of outstanding shares of Class V Common Stock held by such Member), taking into account the conversion of such Member’s Restricted Common Units into Common Units as a result of any such Continuing Member COC (any such exchange, a “COC Exchange”) which shall be effective immediately prior to the consummation of the Continuing Member COC (but such Exchange shall be conditioned on the consummation of such Continuing Member COC, and shall not be effective if such Continuing Member COC is not consummated) (the “COC Exchange Date”). In connection with a COC Exchange, such Exchange shall be settled (including, if PubCo elects by delivery of a COC Notice, directly by PubCo) (x) with the Stock Exchange Payment with respect to the Common Units subject to the COC Exchange or (y) in cash or property, so long as in each case each such Member receives the identical consideration, on a per Unit basis, that the holder of a share of Class A Common Stock would receive in connection with such Continuing Member COC.
(v)   Restricted Common Units are not permitted to be treated as Exchanged Units under this LLC Agreement, and in no event shall the Company or PubCo effect an Exchange of a

Restricted Common Unit unless and until a Vesting Event and Conversion Date has occurred with respect to such Restricted Common Unit and it has been converted to a Common Unit in accordance with the terms hereof.
(vi)   For purposes of this Section 4.6 (and defined terms and provisions related thereto), all decisions, determinations, elections and other actions to be taken by the Managing Member or PubCo shall require the approval of the Disinterested Majority.
(b)   Exchange Payment.   The Exchange shall be consummated on the Exchange Date. Unless PubCo has exercised its PubCo Call Right pursuant to Section 4.6(f), on the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date) (i) PubCo shall contribute to the Company for delivery to the Exchanging Member (x) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer and surrender the Exchanged Units to the Company, free and clear of all liens and encumbrances, (iii) the Company shall issue to PubCo a number of Common Units equal to the number of Common Units surrendered pursuant to clause (ii), (iv) solely to the extent necessary in connection with an Exchange, PubCo shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Stock to maintain a one-to-one ratio between the number of Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, taking into account the issuance in clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Section 4.6, (v) the Company shall (x) cancel the redeemed Common Units which were Exchanged Units held by the Exchanging Member and (y) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable, and (vi) PubCo shall cancel the surrendered shares of Class V Common Stock. On or prior to the Exchange Date, and as a condition to the Exchange, the Exchanging Member shall make any applicable Certificate Delivery. Upon the Exchange of all of a Member’s Units, such Member shall cease to be a Member of the Company.
(c)   Splits, Distributions and Reclassifications.   If there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares of Class A Common Stock are converted or changed into another security, securities or other property, this Section 4.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property. This Section 4.6(c) is intended to preserve the intended economic effect of Section 4.1 and this Section 4.6 and to put each Member in the same economic position, to the greatest extent possible, with respect to Exchanges as if such reclassification, reorganization, recapitalization or other similar transaction had not occurred and shall be interpreted in a manner consistent with such intent.
(d)   PubCo Covenants.   PubCo shall at all times keep available, solely for the purpose of issuance upon an Exchange, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock that shall be issuable upon the Exchange of all outstanding Common Units and Restricted Common Units (other than those Common Units and Restricted Common Units held by PubCo or any Subsidiary of PubCo); provided that nothing contained in this LLC Agreement shall be construed to preclude PubCo from satisfying its obligations with respect to an Exchange by delivery of a Cash Exchange Payment or shares of Class A Common Stock that are held in treasury of PubCo. PubCo covenants that all shares of Class A Common Stock that shall be issued upon an Exchange shall, upon issuance thereof, be validly issued, fully paid and non-assessable, free and clear of all liens and encumbrances. In addition, for so long as the shares of Class A Common Stock are listed on a stock exchange or automated or electronic quotation system, PubCo shall cause all shares of Class A Common Stock issued upon an Exchange to be listed on such stock exchange or automated or electronic quotation system at the time of such issuance. For purposes of this Section 4.6(d), references to the “Class A Common Stock” shall be deemed to include any Equity Securities issued or issuable as a result of any reclassification, combination, subdivision or similar transaction of the Class A Common Stock that any Member would be entitled to receive pursuant to Section 4.6(c).
(e)   Exchange Taxes.   The issuance of shares of Class A Common Stock upon an Exchange shall be made without charge to the Exchanging Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the Exchanging Member (subject to the restrictions in Article IX), then the Person or Persons in whose name the shares are to be issued shall pay to PubCo the amount of any additional tax that may be payable in respect of any Transfer involved in such issuance in excess of the amount otherwise due if such shares were issued in the name of the Exchanging Member or shall establish to the satisfaction of PubCo that such additional tax has been paid or is not payable.
(f)   PubCo Call Rights.   Notwithstanding anything to the contrary contained in this Section 4.6, with respect to any Exchange Notice or COC Notice, an Exchanging Member shall be deemed to have offered to sell its Exchanged Units as described in any Exchange Notice directly to PubCo (rather than to the Company), and PubCo may, by delivery of a written notice to the Exchanging Member no later than three (3) Business Days following the giving of an Exchange Notice, in accordance with, and subject to the terms of, this Section 4.6(f) (such notice, a “PubCo Call Notice”), elect to purchase directly and acquire such Exchanged Units on the Exchange Date by paying to the Exchanging Member (or such other Person specified in the Exchange Notice) the Stock Exchange Payment and/or the Cash Exchange Payment, whereupon PubCo shall acquire the Exchanged Units on the Exchange Date and be treated for all purposes of this LLC Agreement as the owner of such Common Units. Except as otherwise provided in this Section 4.6(f), an exercise of the PubCo Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated if PubCo had not given a PubCo Call Notice, in each case as relevant, including that Section 4.6(a)(ii) shall apply mutatis mutandis and that clauses (iv) and (vi) of Section 4.6(b) shall apply (notwithstanding that the other clauses thereof do not apply).
(g)   Distribution Rights.   No Exchange shall impair the right of the Exchanging Member to receive any distributions payable on the Common Units redeemed pursuant to such Exchange in respect of a record date that occurs prior to the Exchange Date for such Exchange. No Exchanging Member, or a Person designated by an Exchanging Member to receive shares of Class A Common Stock, shall be entitled to receive, with respect to such record date, distributions or dividends both on Common Units redeemed by the Company from such Exchanging Member and on shares of Class A Common Stock received by such Exchanging Member, or other Person so designated, if applicable, in such Exchange.
(h)   Exchange Restrictions.   The Managing Member may impose additional limitations and restrictions on Exchanges (including limiting Exchanges or creating priority procedures for Exchanges) to the extent it reasonably determines in good faith that such limitations and restrictions are necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code; provided that, for such purposes, the Company and the Managing Member shall assume that each Continuing Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law.
(i)   Tax Matters.   In connection with any Exchange or COC Notice, the Exchanging Member shall deliver to PubCo or the Company, as applicable, a certificate, dated as of the Exchange Date and sworn under penalties of perjury, in a form reasonably acceptable to PubCo or the Company, as applicable, certifying as to such Exchanging Member’s taxpayer identification number and that such Exchanging Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable Law). For U.S. federal and applicable state and local income tax purposes, each of the Exchanging Member, the Company and PubCo agree to treat each Exchange as a sale by the Exchanging Member of the Exchanging Member’s Common Units (together with an equal number of shares of Class V Common Stock, which shares shall not be allocated any economic value) to PubCo in exchange for the payment by PubCo of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to the Exchanging Member.
(j)   Representations and Warranties.   In connection with any Exchange or exercise of a PubCo Call Right, (i) upon the acceptance of the Class A Common Stock or an amount of cash equal to the Cash Exchange Payment, the Exchanging Member shall represent and warrant that the Exchanging Member is the owner of the number of Common Units that the Exchanging Member is electing to

Exchange and that such Common Units are not subject to any liens or restrictions on transfer (other than restrictions imposed by this LLC Agreement, the charter and governing documents of PubCo and applicable Law), and (ii) if the Managing Member elects a Stock Exchange Payment, the Managing Member shall represent that (A) the shares of Class A Common Stock issued to the Exchanging Member in settlement of the Stock Exchange Payment are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance in all material respects with applicable securities laws, and (B) the issuance of such shares of Class A Common Stock issued to the Exchanging Member in settlement of the Stock Exchange Payment does not conflict with or result in any breach of the organizational documents of PubCo.
Section 4.7   Representations and Warranties of the Members.   Each Member who acquires Units after the Effective Time severally (and not jointly) represents and warrants to the Company and each other Member as of the date of such Member’s admittance to the Company and as of each subsequent date that such Member acquires any additional Units (other than, in the case of acquisition of additional Units, Section 4.7(b) to the extent any conflict under Section 4.7(b) is related to the occurrence of a Change of Control resulting from such acquisition) that:
(a)   Organization; Authority.
(i)   To the extent it is not a natural person, (x) it is duly formed, validly existing and in good standing (if applicable) under the Laws of the jurisdiction of its formation, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not formed in such jurisdiction), and (y) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this LLC Agreement and to perform its obligations under this LLC Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this LLC Agreement by that Member have been duly taken.
(ii)   It has duly executed and delivered this LLC Agreement, and this LLC Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).
(b)   Non-Contravention.
(i)   Its authorization, execution, delivery, and performance of this LLC Agreement does not breach or conflict with or constitute a default under (x) such Member’s charter or other governing documents to the extent it is not a natural person, (y) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (z) applicable Law.
(ii)   No governmental, administrative or other material third party consents or approvals are required or necessary on the part of it in connection with its admittance as a Member or its ownership of its Units.
(c)   Due Inquiry.
(i)   It has had, prior to the execution and delivery of this LLC Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.
(ii)   In determining whether to enter into this LLC Agreement in respect of its Units, it has relied solely on its own knowledge and understanding of the Company and its business based upon its own due diligence investigation and the information furnished pursuant to this clause (c) and it has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or prospects;

(d)   Purpose of Investment.   It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this LLC Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units;
(e)   Transfer Restrictions.   It understands the Units are being Transferred in a transaction not involving a public offering within the meaning of the Securities Act and the Units will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this LLC Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units, such Units may be offered, resold, pledged or otherwise Transferred only pursuant to an effective Registration Statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units.
(f)   Investor Status.   It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this LLC Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).
ARTICLE V
ALLOCATIONS OF PROFITS AND LOSSES
Section 5.1   Profits and Losses.   After giving effect to the allocations under Section 5.2 and subject to Section 5.2 and Section 5.4, Profits and Losses (and, to the extent reasonably determined by the Managing Member to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Taxable Year or other taxable period shall be allocated among the Members during such Taxable Year or other taxable period in a manner such that, after giving effect to all distributions through the end of such Taxable Year or other taxable period, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (a) the amount such Member would receive pursuant to Section 11.3(b)(iii) if all assets of the Company on hand at the end of such Taxable Year or other taxable period were sold for cash equal to their Gross Asset Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Section 11.3(b)(iii), to the Members immediately after making such allocation, minus (b) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and (without duplication) the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.
Section 5.2   Special Allocations.
(a)   Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Members on a pro rata basis in accordance with the number of Common Units owned by each Member. The amount of Nonrecourse Deductions for a Taxable Year or other taxable period shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum

Gain during that Taxable Year or other taxable period over the aggregate amount of any distributions during that Taxable Year or other taxable period of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).
(b)   Any Member Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one (1) Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 5.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.
(c)   Notwithstanding any other provision of this LLC Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Company Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(c)), each Member shall be specially allocated items of Company income and gain for such Taxable Year or other taxable period in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This Section 5.2(c) is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.
(d)   Notwithstanding any other provision of this LLC Agreement except Section 5.2(c), if there is a net decrease in Member Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Member Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2 (d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This Section 5.2(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.
(e)   Notwithstanding any provision hereof to the contrary except Section 5.2(a) and Section 5.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Taxable Year or other taxable period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 5.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.
(f)   Notwithstanding any provision hereof to the contrary except Section 5.2(c) and Section 5.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Taxable Year or other taxable period) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 5.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 5.1 and Section 5.2 have been tentatively made as if this Section 5.2(f) were not in this LLC Agreement. This Section 5.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii) and shall be interpreted consistently therewith.
(g)   If any Member has a deficit balance in its Capital Account at the end of any Taxable Year or other taxable period that is in excess of the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5), that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in Section 5.1 and Section 5.2 have been made as if Section 5.2(f) and this Section 5.2(g) were not in this LLC Agreement.
(h)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1 (b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete or partial liquidation of such Member’s Units in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such Section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.
(i)   Notwithstanding anything to the contrary contained in this LLC Agreement, (1) no allocation (of Profits or Losses or otherwise) shall be made in respect of any Restricted Common Units in determining Capital Accounts unless and until such Restricted Common Units are converted into Common Units upon the occurrence of a Vesting Event and (2) in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b)(vi) of the definition of Gross Asset Value, any Profits or Losses resulting from such adjustment shall, in the manner reasonably determined by the Managing Member, be allocated among the Members (including the Members who held the Restricted Common Units giving rise to such adjustment) such that the Capital Account balance relating to each Common Unit (including such Restricted Common Units that have been converted into Common Units) is equal in amount immediately after making such allocation, after taking into account the Distribution Catch-Up Payment, in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided, that if the foregoing allocations pursuant to clause (2) are insufficient to cause the Capital Account balance relating to each Common Unit to be so equal in amount, then the Managing Member, in its reasonable discretion, shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Common Unit to be so equal in amount.
(j)   The allocations set forth in Sections 5.2(a) through 5.2(h) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. In general, the Members anticipate that this shall be accomplished by specially allocating other Profits and Loss among the Members so that the net amount of Regulatory Allocations and such special allocations to each such Member is zero. This Section 5.2(j) is intended to minimize to the extent possible and to the extent necessary any economic distortions that may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.
Section 5.3   Allocations for Tax Purposes in General.
(a)   Except as otherwise provided in this Section 5.3, each item of income, gain, loss and deduction of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Sections 5.1 and 5.2.
(b)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross

Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using (i) with respect to any such differences that exist at the Effective Time, the “traditional method” without curative allocations under Treasury Regulations Section 1.704-3(b) and (ii) with respect to any other such differences, any other permissible method or methods determined by the Managing Member to be appropriate and in accordance with the applicable Treasury Regulations.
(c)   Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions and (ii) tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as reasonably determined by the Managing Member taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii), 1.704-1(b)(3)(iv), and 1.704-1(b)(4)(viii).
(d)   Allocations pursuant to this Section 5.3 are solely for purposes of U.S. federal, state and local income taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this LLC Agreement.
(e)   If, as a result of an exercise of a non-compensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x). If, pursuant to Section 5.2(i), the Managing Member causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(4)(x).
(f)   Any adjustment to the adjusted tax basis of Company property pursuant to Code Section 743(b) resulting from a transfer of Units shall be handled in accordance with Treasury Regulations Section 1.743-1(j).
Section 5.4   Other Allocation Rules.
(a)   The Members are aware of the income tax consequences of the allocations made by this Article V and the economic impact of the allocations on the amounts receivable by them under this LLC Agreement. The Members hereby agree to be bound by the provisions of this Article V in reporting their share of Company income and loss for U.S. federal and applicable state and local income tax purposes.
(b)   The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 4.4 and the allocations set forth in Sections 5.1, 5.2 and 5.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Managing Member reasonably determines that the application of the provisions in Sections 4.4, 5.1, 5.2 or 5.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Managing Member is authorized to make any appropriate adjustments to such provisions to the extent permitted by applicable Law, including to allocate properly items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, or to otherwise cause the Members to achieve the economic objectives underlying this LLC Agreement and the Business Combination Agreement. The Managing Member also shall (i) make any adjustments that it reasonably determines are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(iv)(g) and (ii) make any reasonable and appropriate modifications in the event unanticipated events would reasonably be expected to otherwise cause this LLC Agreement not to comply with Treasury Regulations Section 1.704-1(b).
(c)   With regard to PubCo’s acquisition of the Pro Forma Buyer Common Units and Pro Forma Buyer Restricted Common Units, Profits or Losses shall be allocated to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder. If during any Taxable Year there is any other change in any Member’s Units in the Company, the Managing Member shall allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member in its reasonable good faith discretion.
(d)   Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Managing Member shall allocate such liabilities in such manner that complies with the Code and the Treasury Regulations thereunder and that the Managing Member reasonably determines, in a manner intended to minimize any gain of the Members to the greatest extent possible under Section 731 of the Code.
Section 5.5   Restricted Common Units.   The Parties intend that, for U.S. federal income tax purposes, (a) the Restricted Common Units received by the Continuing Members and by PubCo in connection with the Business Combination Agreement not be treated as being received in connection with the performance of services and (b) no such Member be treated as having taxable income or gain as a result of such receipt of such Restricted Common Units or as a result of holding any such Restricted Common Units at the time of any Vesting Event (other than as a result of corrective allocations made pursuant to Section 5.2(i)) and the Company shall prepare and file all tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.
ARTICLE VI
DISTRIBUTIONS
Section 6.1   Distributions.
(a)   Distributions.
(i)   To the extent permitted by applicable Law, distributions to Members may be declared by the Managing Member out of Distributable Cash in such amounts, at such time and on such terms (including the payment dates of such distributions) as the Managing Member shall determine using such record date as the Managing Member may designate. All distributions made under this Section 6.1(a) shall be made to the Members as of the close of business on such record date on a pro rata basis (except that, for the avoidance of doubt, repurchases or redemptions made in accordance with Section 4.1(g), Section 6.2(b) or payments made in accordance with Section 7.4 or Section 7.8 need not be on a pro rata basis, as long as such payments are otherwise made in accordance with the terms of this LLC Agreement) in accordance with each Member’s percentage interest in the Company as of the close of business on such record date; provided, that the Managing Member shall have the obligation to make distributions as set forth in Section 6.2 and Section 11.3(b)(iii); provided, further, that notwithstanding any other provision herein to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent or violate the Act. For purposes of this Section 6.1(a) and Section 6.2(a), insolvent means the inability of the Company to meet its payment obligations when due.
(ii)   Promptly following the designation of a record date and the declaration of a distribution pursuant to this Section 6.1(a), the Managing Member shall give notice to each Member of the record date, the amount and the terms of the distribution and the payment date thereof.
(iii)   No Restricted Common Unit shall be entitled to receive any distributions pursuant to Section 6.1(a); provided, that, no later than five (5) Business Days following the Conversion Date with respect to a Restricted Common Unit, for each Restricted Common Unit for which the Vesting Event has occurred, the Company shall pay to the holder of such Restricted Common Unit an aggregate amount equal to the aggregate per Common Unit amount of distributions actually paid pursuant to Section 6.1(a) (but, for the avoidance of doubt, excluding any Tax Distributions) during the Distribution Catch-Up Period relevant to such Restricted Common Unit (and if any in-kind distribution was made during the Distribution Catch-Up Period, (which, for the avoidance of doubt, for purposes of this LLC Agreement, shall not include any transaction subject to Section 4.1(i) or 4.1(h) hereof) to the extent feasible (and not requiring any approval (including at PubCo) other than that of the Managing Member in its capacity as such) identical property, or if not feasible (or if requiring any such approval) an amount in cash equal to the greater of the per Common Unit Fair Market Value of such in-kind distribution (x) at the time such distribution was made and (y) at the time such Distribution Catch-Up Payment is made) (each such distribution, a “Distribution Catch-Up Payment”). To the extent that the Conversion Date in respect of a Restricted Common Unit occurs following the date that a distribution is declared under this Section 6.1(a), but on or before the date such distribution is paid, the amount distributable on each Unit in such distribution shall not be included in the Distribution Catch-Up Payment, and such holder of such Restricted Common Unit shall be entitled to receive such distribution when paid to the holders of Common Units, assuming such holder continues to hold a Common Unit on the record date with respect to such distribution.
(b)   Successors.   For purposes of determining the amount of distributions (including Tax Distributions), each Member shall be treated as having made the Capital Contributions made by, been allocated the net taxable income of the Company (in accordance with the definition of Tier 1 Tax Amount) allocated to, and received the distributions made to or received by its predecessors in respect of any of such Member’s Units.
(c)   Distributions In-Kind.   Except as otherwise provided in this LLC Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as reasonably determined by the Managing Member. In the event of any distribution of (i) property in kind or (ii) both cash and property in kind, each Member shall be distributed its proportionate share of any such cash so distributed and its proportionate share of any such property so distributed in kind (based on the Fair Market Value of such property). To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 6.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value; provided that none of the following shall be a distribution for purposes of this LLC Agreement: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (b) any other payment made by the Company to a Member that is not properly treated as a “distribution” for purposes of Sections 731, 732, or 733 or other applicable provisions of the Code. Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 5.1 and Section 5.2.
Section 6.2   Tax-Related Distributions.
(a)   Effective upon the Effective Time, prior to making any other distributions under this LLC Agreement, on each Tax Distribution Date, unless prohibited by applicable Law, the Managing Member shall cause the Company, from available cash, available borrowings and other funds legally available therefor, including legally made distributions from available cash of the Company’s Subsidiaries (taking into account any restrictions applicable to tax distributions contained in the Company’s or its Subsidiaries’ then applicable bank financing agreements by which the Company or its Subsidiaries are bound) (collectively, “Cash Available For Tax Distributions”) to make distributions of cash (each, a “Tax Distribution”) to the Members holding Common Units, pro rata in proportion to their respective number of Common Units in an amount such that the Member with the highest Tier 1 Tax Amount per Common Unit receives an amount equal to such Member’s Tier 1 Tax Amount; provided, that if the amount of Tax Distributions actually made with respect to a quarter or a Taxable Year is greater than or less than the Tax Distributions that would have been made under this Section 6.2 for such period based on subsequent tax information and assuming no limitations based on prohibitions under applicable Law, Cash Available For Tax Distributions, or insolvency under this Section 6.2 (such limitations, the

“Liquidity Limitations”) (e.g., because the estimated Tax Distributions for a Taxable Year were greater than or less than the amount calculated based on actual taxable income for such Taxable Year or because such Tax Distribution would have rendered the Company insolvent (as defined in Section 6.1(a))), then, on subsequent Tax Distribution Dates, starting with the next Tax Distribution Date, and prior to any additional distributions pursuant to Section 6.1, the Managing Member shall, subject to the Liquidity Limitations, cause the Company to adjust the next Tax Distribution and subsequent Tax Distributions downward (but not below zero) or upward (but in any event pro rata in proportion to the Members’ respective number of Common Units) to reflect such excess or shortfall; and provided, further, that notwithstanding any other provision in this LLC Agreement to the contrary, (A) Tax Distributions shall not be required to the extent any such distribution would render the Company insolvent (as defined in Section 6.1(a)), and (B) the Managing Member shall not be required to cause the Company to make any Tax Distributions on any date other than a Tax Distribution Date. Notwithstanding anything to the contrary contained in this LLC Agreement, (a) the Managing Member shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Members’ Tax Distributions (but in any event pro rata in proportion to the Members’ respective number of Common Units) to take into account increases or decreases in the number of Common Units held by each Member during the relevant period (including as a result of conversion of any Restricted Common Units into Common Units in connection with the occurrence of a Vesting Event); provided that no such adjustments shall be made that would have a material adverse effect on the Continuing Members without the Continuing Member Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed), and (b) no Tax Distributions (or downward (but not below zero) or upward adjustment to any Tax Distributions) shall be made other than on a pro rata basis in proportion to the Members’ respective number of Common Units.
(b)   In addition to the foregoing, with respect any Tax Distribution Date, to the extent the Tier 2 Tax Amount with respect to any Member exceeds the Tier 1 Tax Amount with respect to such Member (such excess, the “Available Amount”), then to the extent such Member provides written notice to the Company at least ten (10) days prior to such Tax Distribution Date (a “Tax Distribution Request”) and subject to the Liquidity Limitations, the Managing Member shall cause the Company, from Cash Available for Tax Distributions, to increase distributions of cash to such Member on such Tax Distribution Date up to an amount equal to the lesser of (i) the amount specified on the applicable Tax Distribution Request and (ii) the Available Amount with respect to such Member for such Tax Distribution Date (the amount of cash so distributed, the “Excess Tax Distribution Amount”), in complete redemption of a number of Common Units held by such Member equal to (x) the Excess Tax Distribution Amount divided by (y) a price per Common Unit as of the applicable Tax Distribution Date determined in accordance with the principles set forth in the definition of “Cash Exchange Payment” (the “Price Per Common Unit”). Notwithstanding anything to the contrary herein, no Member shall be entitled to receive any cash distribution pursuant to this Section 6.2(b) in excess of the aggregate Price Per Common Unit with respect to all Common Units held by such Member as of immediately prior to such distribution (and in such case, in connection with the redemption of all such Common Units). In connection with any redemption of Common Units pursuant to this Section 6.2(b), (A) the applicable Member shall (I) transfer and surrender the applicable number of Common Units to the Company, free and clear of all liens and encumbrances and (II) surrender the corresponding number of outstanding shares of Class V Common Stock held by such Member, (B) the Company shall cancel the redeemed Common Units and (C) PubCo shall cancel the surrendered shares of Class V Common Stock, in each case for no consideration other than the Excess Tax Distribution Amount.
Section 6.3   Distribution Upon Withdrawal.   No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Units in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as provided in this LLC Agreement.

ARTICLE VII
MANAGEMENT
Section 7.1   Managing Member Rights; Member and Officer Duties.
(a)   PubCo shall be the sole Managing Member of the Company and, pursuant to the governing documents of PubCo, the business and affairs of PubCo shall be managed by or under the direction of the Board. Except as otherwise required by Law or provided in this LLC Agreement, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and (iii) the Members, other than the Managing Member (in its capacity as such), shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company. Nothing set forth in this LLC Agreement shall reduce or restrict the rights set forth in the Tax Receivable Agreement, subject to the terms and conditions thereof.
(b)   Except as otherwise required by the Act, no current or former Member (including a current or former Managing Member) or any current or former Officer shall be obligated personally for any Liability of the Company solely by reason of being a Member or, with respect to the Managing Member, acting as Managing Member of the Company, or, with respect to an Officer, acting in his or her capacity as an Officer. Notwithstanding anything to the contrary contained in this LLC Agreement, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this LLC Agreement or the Act shall not be grounds for imposing personal liability on the Managing Member for liabilities of the Company.
(c)   In connection with the performance of its duties as the Managing Member of the Company, the Managing Member (solely in its capacity as such) will owe to the other Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the other Members were stockholders of such corporation. To the extent that, at Law or in equity, any Subsidiary of the Company or any manager, director (or equivalent), officer, employee or agent of any Subsidiary of the Company has duties (including fiduciary duties) to the Company, to a Member (other than the Managing Member) or to any Person who acquires Units, all such duties (including fiduciary duties) are hereby limited solely to those expressly set forth in this Agreement (if any), to the fullest extent permitted by Law. The limitation of duties (including fiduciary duties) to the Company, each Member (other than the Managing Member) and any Person who acquires Units set forth in the preceding sentence is approved by the Company, each Member and any Person who acquires Units.
Section 7.2   Role of Officers.
(a)   The Managing Member may appoint, employ or otherwise contract with any Person for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Managing Member may delegate to any such Persons such authority to act on behalf of the Company as the Managing Member may from time to time deem appropriate.
(b)   The Officers of the Company as of the Effective Time are set forth on Exhibit C attached hereto.
(c)   The Managing Member shall appoint a Chief Executive Officer who will be responsible for the general and active management of the business of the Company and its Subsidiaries. The Chief Executive Officer will report to the Managing Member and have the general powers and duties of management usually vested in the office of chief executive officer of a corporation organized under the DGCL, subject to the terms of this LLC Agreement and as may be prescribed by the Managing Member, and will have such other powers and duties as may be reasonably prescribed by the Managing Member or set forth in this LLC Agreement. The Chief Executive Officer will have the power to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by Law to be otherwise signed and executed, and except where the signing and execution thereof is delegated by the Managing Member to some other Officer or agent of the Company.

(d)   Except as set forth in this LLC Agreement, the Managing Member may appoint Officers at any time, and the Officers may include, in addition to the Chief Executive Officer, a president, one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, a general counsel, a treasurer, one or more assistant treasurers, a chief operating officer, an executive chairman, and any other officers that the Managing Member deems appropriate. Except as set forth in this LLC Agreement, the Officers will serve at the pleasure of the Managing Member, subject to all rights, if any, of such Officer under any contract of employment. Any individual may hold any number of offices, and an Officer may, but need not, be a Member of the Company. The Officers will exercise such powers and perform such duties as specified in this LLC Agreement or as reasonably determined from time to time by the Managing Member.
(e)   Subject to this LLC Agreement and to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Managing Member. Any Officer may resign at any time by giving written notice to the Managing Member. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the manner prescribed in this LLC Agreement for regular appointments to that office.
Section 7.3   Warranted Reliance by Officers on Others.   In exercising their authority and performing their duties under this LLC Agreement, the Officers shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:
(a)   one or more employees or other agents of the Company or its Subsidiaries whom the Officer reasonably believes to be reliable and competent in the matters presented; and
(b)   any attorney, public accountant, or other Person as to matters which the Officer reasonably believes to be within such Person’s professional or expert competence.
Section 7.4   Indemnification.
(a)   Right to Indemnification.   Each Person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any Action, by reason of the fact that he, she or it is or was a Member (including the Managing Member), is or was serving as the Company Representative (including any “designated individual”) or the Continuing Member Representative or an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the Company or any of its Subsidiaries, or is or was an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the Company or any of its Subsidiaries serving at the request of the Managing Member or the Company or any of its Subsidiaries as an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of another corporation, partnership, joint venture, limited liability company, trust or other entity or which relates to or arises out of the property, business or affairs of the Company or any of its Subsidiaries, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Action is alleged action in an official capacity as a director, manager, officer, employee or agent or in any other capacity while serving as an officer, manager, director, employee or agent, shall be indemnified by the Company against all expense, Liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, such Indemnitee shall not be entitled to indemnification if such Indemnitee’s conduct constituted fraud or a knowing violation of Law; provided, further, however, except as provided in Section 7.4(d) with respect to Actions to enforce rights to indemnification, the Company shall indemnify any such Indemnitee pursuant to this Section 7.4 in connection with an Action (or part thereof but excluding any compulsory counterclaim) initiated by such Indemnitee only if such Action (or part thereof but excluding any compulsory counterclaim) was authorized by the Board.

(b)   Right to Advancement of Expenses.   The right to indemnification conferred in Section 7.4(a) shall include the right to advancement by the Company of any and all expenses (including attorneys’ fees and expenses) incurred in participating in or defending any such Action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that an Advancement of Expenses incurred by an Indemnitee shall be made pursuant to this Section 7.4(b) only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 7.4(b). An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 7.4(b) is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 7.4(a) with respect to the related Action or the absence of any prior determination to the contrary.
(c)   Contract Rights.   The rights to indemnification and to the Advancement of Expenses conferred in Sections 7.4(a) and (b) shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, manager, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, estate, executors, administrators and legal representatives.
(d)   Right of Indemnitee to Bring Suit.   If a claim under Sections 7.4(a) or (b) is not paid in full by the Company within sixty (60) calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty (20) calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification under this LLC Agreement (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company shall be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Company (including its Managing Member or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including the Managing Member or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses under this LLC Agreement, or brought by the Company to recover an Advancement of Expenses under this LLC Agreement pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, shall be on the Company.
(e)   Appearance as a Witness.   Notwithstanding any other provision of this Section 7.4, the Company shall pay or reimburse out of pocket expenses incurred by any Person entitled to be indemnified pursuant to this Section 7.4 in connection with such Person’s appearance as a witness or other participation in an Action at a time when such Person is not a named defendant or respondent in the Action.
(f)   Nonexclusivity of Rights.   The rights to indemnification and the Advancement of Expenses conferred in this Section 7.4 shall not be exclusive of any other right which a Person may have or hereafter acquire under any Law, this LLC Agreement, any agreement, any vote of stockholders or disinterested directors or otherwise. Nothing contained in this Section 7.4 shall limit or otherwise affect any such other right or the Company’s power to confer any such other right.
(g)   No Duplication of Payments.   The Company shall not be liable under this Section 7.4 to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the

Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.
(h)   Maintenance of Insurance.   The Company or PubCo shall maintain directors’ and officers’ insurance from a financially sound and reputable insurer (at a minimum, in such amounts as are standard in the industry) to protect directors and officers of the Company and its Subsidiaries against Indemnifiable Losses of such Indemnitee, whether or not the Company has the authority to indemnify such Indemnitee against such Indemnifiable Losses under this Section 7.4, in each case to the extent available under the directors’ and officers’ insurance policy of PubCo.
Section 7.5   Resignation or Termination of Managing Member.   PubCo shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 7.5. No termination or replacement of PubCo as Managing Member shall be effective unless proper provision is made, in compliance with this LLC Agreement, so that the obligations of PubCo, its successor by merger (if applicable) and any new Managing Member and the rights of all Members under this LLC Agreement and applicable Law remain in full force and effect. No appointment of a Person other than PubCo (or its successor by merger, as applicable) as Managing Member shall be effective unless (a) the new Managing Member executes a joinder to this LLC Agreement and agrees to be bound by the terms and conditions in this LLC Agreement, and (b) PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable), to cause (i) PubCo to comply with all PubCo’s obligations under this LLC Agreement (including its obligations under Section 4.6) other than those that must necessarily be taken solely in its capacity as Managing Member and (ii) the new Managing Member to comply with all the Managing Member’s obligations under this LLC Agreement.
Section 7.6   Reclassification Events of PubCo.   If a Reclassification Event occurs, the Managing Member or its successor as a result of such Reclassification Event, as the case may be, shall, as and to the extent necessary, amend this LLC Agreement in compliance with Section 12.1, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (a) the exchange rights of holders of Units set forth in Section 4.6 provide that each Common Unit (together with the surrender and delivery of one (1) share of Class V Common Stock) is exchangeable for the same amount and same type of property, securities or cash (or combination thereof) that one (1) share of Class A Common Stock becomes exchangeable for or converted into as a result of the Reclassification Event and (b) PubCo or the successor to PubCo as a result of such Reclassification Event, as applicable, is obligated to deliver such property, securities or cash upon such exchange. PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person as a result of such Reclassification Event, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this LLC Agreement.
Section 7.7   Transactions between Company and Managing Member.   The Managing Member may cause the Company to contract and deal with the Managing Member, or any Affiliate of the Managing Member; provided such contracts and dealings (other than contracts and dealings between the Company and its Subsidiaries) are on terms comparable to and competitive with those available to the Company from others dealing at arm’s length or are approved by the Members or are otherwise approved by the Disinterested Majority.
Section 7.8   Certain Costs and Expenses.   The Managing Member shall not be compensated for its services as Managing Member of the Company. The Company shall (a) pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the activities of the Company and (b) upon the good faith determination of the Managing Member, reimburse the Managing Member for any costs, fees or expenses incurred by it in connection with serving as the Managing Member. To the extent that the Managing Member determines in good faith that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its Subsidiaries (including expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear such expenses of the Managing Member, including costs of securities offerings not borne directly by Members, board of directors compensation and meeting costs, costs of periodic reports to its stockholders, litigation costs and damages arising from litigation, accounting and legal costs; provided that the Company shall not pay or bear any income tax obligations owed by PubCo or the cost of any Tax Benefit Payment (as defined in the Tax Receivable Agreement) or any amounts owed by PubCo under the Tax Receivable Agreement; provided, further, that in the event any cost or expense incurred by the Managing Member is paid by the Managing Member from the gross proceeds received by PubCo in connection with an offering, issuance, exercise or conversion of Equity Securities or Debt Securities and only the net amount of such proceeds is contributed to the Company, such costs or expenses shall not be reimbursed under this Section 7.8.
ARTICLE VIII
ROLE OF MEMBERS
Section 8.1   Rights or Powers.   Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the operation, management or control of the Company or its business and affairs, transact any business in the Company’s name or to act for or bind the Company in any way and shall not have any voting rights. Notwithstanding the foregoing sentence, the Members have all the rights and powers set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement, in the Act. Any Member, its Affiliates and its and their employees, managers, owners, agents, directors and officers may also be an employee or be retained as an agent of the Company. Nothing in this Article VIII shall in any way limit any Member’s rights pursuant to, and subject to the terms and conditions of, the Tax Receivable Agreement.
Section 8.2   Various Capacities.   The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member or, in the case of PubCo, the Managing Member or the Company Representative, or, in the case of Insight or an Affiliate thereof, the Continuing Member Representative.
Section 8.3   Investment Opportunities.
(a)   To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member (other than PubCo in its capacity as the Managing Member, the Managing Member (if not PubCo) and Members who are officers or employees of the Company, PubCo or any of their respective Subsidiaries, in which case solely acting in their capacity as such), (b) any of their respective Affiliates (other than the Company, the Managing Member or any of their respective Subsidiaries), (c) the Sponsor (or any of its members or Affiliates), each Continuing Member or any of its respective Affiliates (including its respective investors and equityholders and any associated Persons or investment funds or any of their respective portfolio companies or investments) or (d) any of the respective officers, managers, directors, agents, shareholders, members, and partners of any of the foregoing, including any such Person acting as a director of PubCo at the request of such Member (each, a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 8.3. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 8.3 shall not apply to, and no interest or expectancy of the Company is renounced with respect to, any opportunity offered to any director of PubCo if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Company.

(b)   In furtherance of the foregoing, to the fullest extent permitted by applicable Law, neither Insight, CC Capital, NBOKS nor any of their respective Affiliates (other than PubCo) (or any partner, officer, employee, investor, or other representative of any of the foregoing Persons) (collectively, the “Covered Persons”) shall be liable to the Company or any other Person for any claim arising out of, or based upon, (i) the investment by any Covered Person in any entity competitive with the Company or any of its Subsidiaries, or (ii) actions taken by any Covered Person to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company or its Subsidiaries; provided that such Covered Person complies with any fiduciary relationship or duties owed to PubCo, the Company or its Subsidiaries in such Covered Person’s capacity as an officer or director of PubCo, the Company or any of its Subsidiaries. For the avoidance of doubt, none of the Continuing Member Representative or any Affiliate thereof (or any partner, officer, employee, investor, or other representative of any of the foregoing Persons) will be deemed to have any fiduciary relationship or duties to the other Continuing Members by virtue of its ownership of Units.
(c)   No amendment or repeal of this Section 8.3 shall apply to or have any effect on the Liability or alleged Liability of any Business Opportunities Exempt Party or any Covered Person for or with respect to any opportunities of which any such Person becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 8.3. Neither the amendment or repeal of this Section 8.3, nor the adoption of any provision of this LLC Agreement inconsistent with this Section 8.3, shall eliminate or reduce the effect of this Section 8.3 in respect of any business opportunity first identified or any other matter occurring, or any cause of Action that, but for this Section 8.3, would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party or any Covered Person in a manner consistent with this Section 8.3 shall be deemed to be a violation of any fiduciary or other duty owed to any Person.
ARTICLE IX
TRANSFERS OF UNITS
Section 9.1   Restrictions on Transfer.
(a)   No Member shall Transfer all or any portion of its Units, except Transfers made in accordance with the provisions of Section 9.1(b). If, notwithstanding the provisions of this Section 9.1(a), all or any portion of a Member’s Units are Transferred by such Member in violation of this Section 9.1(a), involuntarily, by operation of Law or otherwise, then without limiting any other rights and remedies available to the other Parties under this LLC Agreement, the Transferee of such Units (or portion thereof) shall not be admitted to the Company as a Member nor be entitled to any rights as a Member under this LLC Agreement, and the Transferor will continue to be bound by all obligations under this LLC Agreement. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 9.1(a) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever. Subject to the restrictions set forth herein, (i) no shares of Class V Common Stock may be Transferred by a Member unless an equal number of Common Units are Transferred therewith in accordance with this LLC Agreement (including in respect of those Transfers permitted by Section 9.1(b)), and (ii) no Common Units may be Transferred by a Member holding Class V Common Stock unless an equal number of shares of Class V Common Stock are Transferred therewith in accordance with this LLC Agreement (including in respect of those Transfers permitted by Section 9.1(b)).
(b)   The restrictions contained in Section 9.1(a) shall not apply to any Transfer (each, a “Permitted Transfer”): (i) in connection with an “Exchange” made in accordance with the provisions of Section 4.6, (ii) by a Member to PubCo or any of its wholly-owned Subsidiaries, or (iii) by a Member to any of such Member’s Permitted Transferees; provided, however, if a Transfer pursuant to clause (iii) would result in a Change of Control, such Member must provide the Managing Member with written notice of such Transfer at least sixty (60) calendar days prior to the consummation of such Transfer; provided further, that the restrictions contained in this LLC Agreement will continue to apply to Units after any Permitted Transfer of such Units, and the Transferees of the Units so Transferred shall agree in writing to be bound by the provisions of this LLC Agreement. In the case of a Permitted Transfer of any Common Units by a Continuing Member, such Transferring Member shall be required to Transfer an equal number of shares of Class V Common Stock corresponding to the number of such Member’s Common Units that were Transferred in the transaction to such Transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 9.1(c).
(c)   In addition to any other restrictions on Transfer contained in this Article IX, in no event may any Transfer or assignment of Units by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Units; (ii) if such Transfer would (A) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (B) result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), (C) cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or to be treated as an association taxable as a corporation pursuant to the Code, or (D) cause the Company to have a withholding obligation under Section 1446(f) of the Code; (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA; (v) if such Transfer requires the registration of any equity securities issued upon any exchange of such Units, pursuant to any applicable U.S. federal or state securities Laws, and no registration statement covering such securities is then in effect; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act or the Investment Advisors Act of 1940. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 9.1(c) shall be null and void and of no force or effect whatsoever.
Section 9.2   Notice of Transfer.   Other than in connection with Transfers made pursuant to Section 4.6, each Member shall, after complying with the provisions of this LLC Agreement, but prior to any Transfer of Units, give written notice to the Company and the other Members of such proposed Transfer. Each such notice shall describe the manner and circumstances of the Transfer and include a representation from the Transferring Member that such Transfer was made in accordance with applicable securities Laws.
Section 9.3   Transferee Members.   A Transferee of Units pursuant to this Article IX shall have the right to become a Member only if (a) the requirements of this Article IX are met, (b) such Transferee executes a joinder in the form attached to this LLC Agreement as Exhibit D, and (c) if such Transferee or his or her spouse is a resident of a community property jurisdiction, then such Transferee’s spouse shall also execute an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this LLC Agreement to the extent of his or her community property or quasi-community property interest, if any, in such Member’s Units. Unless agreed to in writing by the Managing Member, the admission of a Member shall not result in the release of the Transferor from any Liability as of the date of transfer that the Transferor may have to each remaining Member or to the Company under this LLC Agreement or any other contract between the Managing Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor, on the other hand. Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.
Section 9.4   Legend.   Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.
THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.
THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE THIRD AMENDED AND RESTATED LIMITED

LIABILITY COMPANY AGREEMENT OF E2OPEN HOLDINGS, LLC, DATED AS OF [•], 202[•], AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME IN ACCORDANCE WITH SUCH AGREEMENT (COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY MEMBER MAKING A REQUEST THEREFOR), AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED.”
ARTICLE X
ACCOUNTING
Section 10.1   Books of Account.   The Company shall, and shall cause each Subsidiary to, maintain true books and records of account in which complete and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered in accordance with GAAP, and shall set aside on its books all such proper accruals and reserves as shall be required under GAAP.
Section 10.2   Tax Elections.   The Company Representative shall cause the Company and any eligible Subsidiary to make an election (or continue a previously made election) pursuant to Section 754 of the Code (and any analogous provision of any applicable state, local or non-U.S. Law) for the Taxable Year that includes the date hereof and for each Taxable Year in which an Exchange occurs, and shall not thereafter revoke any such election. In addition, the Company shall make the following elections on the appropriate forms or tax returns:
(i)   to adopt the accrual method of accounting for U.S. federal income tax purposes;
(ii)   to elect to amortize the organizational expenses of the Company as permitted by Section 709(b) of the Code; and
(iii)   except as otherwise provided in this LLC Agreement, any other election the Company Representative may deem appropriate and in the best interests of the Company.
Section 10.3   Tax Returns; Information.
(a)   The Company Representative shall arrange for the preparation and timely filing of all income and other tax and informational returns of the Company. The Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during the relevant quarter of the relevant Taxable Year an estimated K-1, including reasonable quarterly estimates of such Member’s state tax apportionment information and the allocations to such Member of taxable income, gains, losses, deductions or credits for such Taxable Year for U.S. federal, and applicable state and local, income tax reporting purposes at least fifteen (15) days prior to the individual or corporate quarterly estimate payment deadline for U.S. federal income taxes for calendar year filers (whichever is earlier). As promptly as reasonably practicable following the end of each Taxable Year, the Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during such Taxable Year (i) an estimated IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) or similar documents with such information of the Company and all relevant information regarding the Company reasonably necessary for the Members to estimate their taxable income for such Taxable Year, and (ii) in no event later than forty-five (45) days prior to the individual or corporate filing deadline (with extensions) for U.S. federal income taxes for calendar year filers (whichever is earlier), a final IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) and all relevant information regarding the Company reasonably necessary for the Members to file their tax returns on a timely basis (including extensions) for such Taxable Year. The Company shall use commercially reasonable efforts to furnish to each Member and former Member, as soon as reasonably practicable after an applicable request, all information relating to the Company and in the Company’s possession reasonably requested by such Member and that is reasonably necessary for such Member to prepare and file its own tax returns and pay its own taxes or make distributions to its members in order for them to pay their taxes (including copies of the Company’s federal, state and local income tax returns). Each Member and former Member shall furnish to the Company all pertinent information in its possession that is reasonably necessary to enable the Company’s tax returns to be prepared and filed. Each Member further agrees (including with respect to the Taxable Year that such Member becomes a former Member) that such Member shall notify the Company and consult with the Company regarding a position on its tax return in the event such Member intends to file its tax returns in a manner that is inconsistent with the Schedule K-1 or other statements furnished by the Company to such Member for purposes of preparing tax returns.
(b)   In addition to each Member’s rights to information pursuant to and in accordance with Section 18-305 of the Act, each Member shall be entitled to examine, either directly or through its representatives, the books and records of the Company or any of its Subsidiaries at the principal office of the Company or such other location as the Managing Member shall reasonably approve during normal business hours for any purpose reasonably related to such Member’s interest as a Member of the Company with the information to which such Member shall be entitled about the Company or any of its Subsidiaries being the same information to which a stockholder of a Delaware corporation would have with respect to such corporation; provided that, in any event, the Managing Member has a right to keep confidential from the Members certain information in accordance with Section 18-305 of the Act.
Section 10.4   Company Representative.
(a)   PubCo is hereby designated as the Company Representative. In addition, PubCo is hereby authorized to designate or remove any other Person selected by PubCo as the Company Representative; provided that all actions taken by the Company Representative pursuant to this Section 10.4 shall be subject to the overall oversight and authority of the Board. For each Taxable Year in which the Company Representative is an entity, the Company shall appoint the “designated individual” identified by the Company Representative and approved by the Board to act on its behalf in accordance with the applicable Treasury Regulations or analogous provisions of state or local Law. Each Member hereby expressly consents to such designations and agrees to take, and that the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other Internal Revenue Service or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations, including removing any Person designated as the Company Representative (including any “designated individual”) prior to the date of this LLC Agreement.
(b)   Subject to this Section 10.4, the Company Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the BBA Rules, including making any elections under the BBA Rules or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any Action, audit or examination before the Internal Revenue Service or any other tax authority (each an “Audit”), and to reasonably expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Subject to the provisions of Section 10.4(d), the Company Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any tax authority.
(c)   The Company Representative is authorized, to the extent permissible under applicable Law, to cause the Company to pay any imputed underpayment of taxes and any related interest, penalties and additions to tax determined in accordance with Code Section 6225 that may from time to time be required to be made under Code Section 6232 and to pay any similar amounts arising under state, local, or foreign tax Laws (together, “Imputed Tax Underpayments”). Imputed Tax Underpayments also shall include any imputed underpayment within the meaning of Code Section 6225 (any similar amounts arising under state, local, or foreign tax Laws) paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest other than through entities treated as corporations for U.S. federal income tax purposes to the extent that the Company bears the economic burden of such amounts, whether by Law or contract. To the extent permissible under applicable Law, the Company Representative may cause the Company to allocate the amount of any Imputed Tax Underpayment among the Members (including any former Members) in an equitable manner, taking into account, among other factors, the magnitude of the

Imputed Tax Underpayment, the nature of the tax items that are the subject of the adjustment giving rise to the Imputed Tax Underpayment, the classification of the Members for U.S. federal income tax purposes, and the Persons who received (and the proportions in which they received) the benefits of the activities that gave rise to that Imputed Tax Underpayment. To the extent that the Company Representative elects to cause the Company to pay an Imputed Tax Underpayment, the Company Representative shall use commercially reasonable efforts to pursue available procedures under applicable Law to reduce such Imputed Tax Underpayment on account of its Members’ (or any of the Members’ direct or indirect beneficial owners’) tax status, with any corresponding reduction being credited to the applicable Member for purposes of allocating such Imputed Tax Underpayment among the relevant Members or former Members to the extent relevant.
(d)   Without limiting the foregoing, the Company Representative shall give prompt written notice to the Continuing Member Representative of the commencement of any income tax Audit of the Company or any of its Subsidiaries that would reasonably be expected to have a material adverse effect on the Continuing Members (or their owners), other than any Audit that is the subject of Section 10.1(i) of the Business Combination Agreement to the extent that such Audit is governed by such provisions of the Business Combination Agreement (any such Audit that is not the subject of Section 10.1(i) of the Business Combination Agreement, a “Specified Audit”). The Company Representative shall (i) keep the Continuing Member Representative reasonably informed of the material developments and status of any such Specified Audit and (ii) promptly notify the Continuing Member Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The obligations of the Company and the Company Representative under this Section 10.4(d) with respect to any Specified Audit affecting Continuing Members as a result of their prior ownership of Units shall continue after the Continuing Members Transfer any or all of such Units.
(e)   If the Company Representative causes the Company to make a Push-Out Election, each Member who was a Member of the Company for U.S. federal income tax purposes for the “reviewed year” (within the meaning of Code Section 6225(d)(1) or similar concept under applicable state, local, or non-U.S. Law), shall take any adjustment to income, gain, loss, deduction, credit or otherwise (as determined in the notice of final partnership adjustment or similar concept under applicable state, local, or non-U.S. Law) into account as provided for in Code Section 6226(b) (or similar concept under applicable state, local, or non-U.S. Law).
(f)   Promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by Law, reimburse and indemnify the Company Representative (including, for the avoidance of doubt, any “designated individual”) for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with the exercise of its rights and fulfillment of its duties under this Section 10.4. Nothing in this LLC Agreement will be construed to restrict the Company or the Company Representative from engaging an accounting firm or legal counsel to assist the Company Representative in discharging its duties under this LLC Agreement.
(g)   Each Member agrees to cooperate in good faith with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to this Section 10.4, including timely providing any information reasonably necessary or advisable for the Company Representative to comply with its obligations under Section 10.4(c), that is or are reasonably necessary or advisable to reduce the amount of any tax, interest, penalties or similar amounts the cost of which is (or would otherwise be) borne by the Company (directly or indirectly) or to make any election permitted by this LLC Agreement and the Code or other relevant tax Law unless such Member is restricted from providing such information under any applicable Law or contract. Each Member acknowledges that any action taken by the Company Representative in its capacity as such may be binding upon such Members and that such Member shall not independently act with respect to Audits affecting the Company or its Subsidiaries. Notwithstanding anything to the contrary contained in this LLC Agreement, no provision of this LLC Agreement shall require, or give any Person the right to require, PubCo or the Continuing Members to file any amended tax return.

(h)   Notwithstanding anything to the contrary contained in this LLC Agreement, in the event of any conflict between Section 10.1 of the Business Combination Agreement and this LLC Agreement, Section 10.1 of the Business Combination Agreement shall control. The Company, the Company Representative, the Managing Member, and the Members hereby acknowledge and agree to the foregoing sentence and expressly agree to be bound by the terms of Section 10.1 of the Business Combination Agreement, including that with respect to any Audit of the Company or any of its Subsidiaries for any taxable period ending before or including the date of the Effective Time and for which a Push-Out Election is available, all such available elections shall be made in accordance with applicable Laws.
(i)   This Section 10.4 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.
Section 10.5   Withholding Tax Payments and Obligations.
(a)   If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including federal, state, local or foreign withholding, personal property, unincorporated business or other taxes, the amount of any Imputed Tax Underpayments allocated to a Member in accordance with Section 10.4, and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required, and each Member hereby authorizes the Company to do so; provided, the Company and Managing Member shall use commercially reasonable efforts to cooperate in good faith with the Continuing Member Representative to minimize, to the extent permissible under applicable Law, the amount of any such withholding which relates to any Continuing Member. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding Tax Distribution or Tax Distributions and, if applicable, the proceeds of liquidation that would otherwise have been made to such Member under this LLC Agreement; provided, that if a Tax Advance is made on behalf of a former Member, then such former Member shall indemnify and hold harmless the Company for the entire amount of such Tax Advance. For all purposes of this LLC Agreement, such Member shall be treated as having received the amount of the distribution, if applicable, that is equal to the Tax Advance at the time of such Tax Advance and (if applicable) as having paid such Tax Advance to the relevant taxing jurisdiction. Notwithstanding the foregoing, to the extent that the aggregate amount of Tax Advances for any period made on behalf of a Member exceeds the actual Tax Distributions that would have otherwise been made to such Member during the fifteen (15) months following such Tax Advances, then such Member shall indemnify and hold harmless the Company for the entire amount of such excess (which has not offset Tax Distributions pursuant to this Section 10.5); provided, that such indemnification obligation shall be the several obligation of such Member and shall not be treated as Capital Contributions. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 10.4(c)), in each case as reasonably determined by the Company Representative.
(b)   This Section 10.5 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose, to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

ARTICLE XI
DISSOLUTION
Section 11.1   Liquidating Events.   The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (each, a “Liquidating Event”):
(a)   the sale of all or substantially all of the assets of the Company;
(b)   the determination of the Managing Member, with the consent of the Continuing Member Representative for so long as the Continuing Members hold Common Units;
(c)   the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the Act; and
(d)   the entry of a decree of judicial dissolution under Section 18-802 of the Act.
The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event. In the event of a dissolution pursuant to Section 11.1, the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 11.3 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more Members and subject to compliance with applicable Laws, unless, with respect to any class of Units, (x) for so long as the Continuing Members hold Common Units, the Continuing Member Representative and (y) holders of at least seventy-five percent (75%) of the Units of such class consent in writing to a treatment other than as described above; provided that unless and until a Vesting Event has occurred with respect to the Restricted Common Units (including a Vesting Event as a result of such Liquidating Event), and in which case the Restricted Common Units shall not have any economic rights under this LLC Agreement.
Section 11.2   Bankruptcy.   For purposes of this LLC Agreement, the “bankruptcy” of a Member shall mean the occurrence of any of the following: (a) (i) any Governmental Entity shall take possession of any substantial part of the property of that Member or shall assume control over the affairs or operations thereof, or (ii) a receiver or trustee shall be appointed, or a writ, order, attachment or garnishment shall be issued with respect to any substantial part thereof, and such possession, assumption of control, appointment, writ or order shall continue for a period of ninety (90) consecutive days, (b) a Member shall (i) admit in writing its inability to pay its debts when due, or make an assignment for the benefit of creditors, (ii) apply for or consent to the appointment of any receiver, trustee or similar officer or for all or any substantial part of its property or (iii) institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debts, dissolution, liquidation, or similar proceeding under the Laws of any jurisdiction or (c) a receiver, trustee or similar officer shall be appointed for such Member or with respect to all or any substantial part of its property without the application or consent of that Member, and such appointment shall continue undischarged or unstayed for a period of ninety (90) consecutive days or any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings shall be instituted (by petition, application or otherwise) against that Member and shall remain undismissed for a period of ninety (90) consecutive days.
Section 11.3   Procedure.
(a)   In the event of the dissolution of the Company for any reason, the Managing Member (or in the event that there is no Managing Member or the Managing Member is in bankruptcy, any Person selected by the majority of Members holding Common Units) shall commence to wind up the affairs of the Company and, subject to Section 11.4(a), the Managing Member shall have full right to determine in good faith the time, manner and terms of any sale or sales of the property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Members shall continue to share Profits and Losses during the period of liquidation in the same manner and proportion as immediately prior to the Liquidating Event. The Company shall engage in no further business except as may be necessary to preserve the value of the Company’s assets during the period of dissolution and liquidation.

(b)   Following the allocation of all Profits and Losses as provided in Article V, the net proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:
(i)   First, to the payment and discharge of all expenses of liquidation and discharge of all of the Company’s Liabilities to creditors (whether third parties or, to the fullest extent permitted by law, Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts or liabilities under 18-601 or 18-604 of the Act;
(ii)   Second, to set up such cash reserves which the Managing Member reasonably deems necessary for contingent, conditional or unmatured Liabilities or future payments described in this Section 11.3(b) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of clause (iii), below); and
(iii)   Third, the balance to the Members in accordance with Section 6.1(a).
(c)   Except as provided in Section 11.4(b), no Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.
(d)   Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.
(e)   Prior to the distribution of the proceeds of the liquidation and any other funds of the Company in liquidation, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution, and a final allocation of all items of income, gain, loss, deduction and credit in accordance with Article V shall be made in such a manner that, immediately before distribution of assets pursuant to Section 11.3(b)(iii), the positive balance of the Capital Account of each Member shall, to the greatest extent possible, be equal to the net amount that would so be distributed to such Member (and any non-cash assets to be distributed will first be written up or down to their Fair Market Value, thus creating hypothetical gain or loss (if any), which resulting hypothetical gain or loss shall be allocated to the Members’ Capital Accounts in accordance with the requirements of Treasury Regulation Section 1.704-1(b) and other applicable provisions of the Code and this LLC Agreement).
Section 11.4   Rights of Members.
(a)   Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.
(b)   Except as otherwise provided in this LLC Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions, and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations, except with respect to the Distribution Catch-Up Payment as provided in Section 6.1(a). The right to a return of Capital Contributions shall be solely to the extent set forth in this LLC Agreement.
Section 11.5   Notices of Dissolution.   In the event a Liquidating Event occurs, the Company shall, within thirty (30) days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as reasonably determined by the Managing Member), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.
Section 11.6   Reasonable Time for Winding Up.   A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.
Section 11.7   No Deficit Restoration.   No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.

ARTICLE XII
GENERAL
Section 12.1   Amendments; Waivers.
(a)   Except as otherwise provided in this LLC Agreement, the terms and provisions of this LLC Agreement may be altered, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) only with the approval of the Managing Member; provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members, and, for the avoidance of doubt, any Member, shall have the right to file an Exchange Notice prior to the effectiveness of such alteration, modification or amendment with respect to all of such Member’s remaining Common Units; provided, further, that no amendment to this LLC Agreement may (w) disproportionately and adversely affect a Member or remove a right or privilege granted to a Member, without such Member’s prior written consent (provided that the creation or issuance of any new Unit or Equity Security of the Company permitted pursuant to Section 4.1 and Section 4.3 and any amendments or modifications to this LLC Agreement to the extent necessary to reflect such creation or issuance shall not be deemed to disproportionately and adversely affect a Member or remove a right or privilege specifically granted to a Member in any event); or (x) modify the limited liability of any Member, or increase the Liabilities of any Member, in each case, without the prior written consent of each such affected Member; or (y) alter or change any rights, preferences or privileges of any Units in a manner that is different or prejudicial relative to any other Units in the same class of Units, without the prior written consent of each such affected Member; or (z) modify the requirement that any action, election, decision or determination that is required to be approved or made by the Disinterested Majority (including in respect of Section 4.6) be so approved or made by the Disinterested Majority, without the prior written approval of the Disinterested Majority serving on the Board at such time as such modification is proposed to be made.
(b)   Notwithstanding the foregoing clause (a), the Managing Member, acting alone, may amend this LLC Agreement, including Exhibit A, (i) to reflect the admission of new Members, Transfers of Units, the issuance of additional Units, in each case in accordance with the terms of this LLC Agreement, and, subject to Section 12.1(a), subdivisions or combinations of Units made in accordance with Section 4.1(h) and (ii) as necessary, and solely to the extent necessary, based on the reasonable written advice of legal counsel or a qualified tax advisor (including any nationally recognized accounting firm) to the Company, to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this LLC Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 12.2   Further Assurances.   Each Party agrees that it will from time to time, upon the reasonable request of another Party, execute such documents and instruments and take such further action as may be reasonably required to carry out the provisions of this LLC Agreement. The consummation of Transfers, Exchanges and issuances of Equity Securities pursuant to this LLC Agreement shall be subject to, and conditioned on, the completion of any required regulatory filings with any applicable Governmental Entity (or the termination or expiration of any waiting period in connection therewith), including the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to the extent required in connection with such Transfer, Exchange or issuance. The Members shall reasonably cooperate in connection with any such filing.
Section 12.3   Successors and Assigns.   All of the terms and provisions of this LLC Agreement shall be binding upon the Parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms of this LLC Agreement. No Party may assign its rights under this LLC Agreement except as permitted pursuant to this LLC Agreement, including assignment of such rights to a Permitted Transferee and a Transferee of Units pursuant to and in accordance with Section 9.3.
Section 12.4   Entire Agreement.   This LLC Agreement, together with all Exhibits and Schedules to this LLC Agreement, the Business Combination Agreement, the Investor Rights Agreement, the Tax

Receivable Agreement and all other Ancillary Agreements (as such term is defined in the Business Combination Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements between the Parties in connection with such subject matter except as set forth in this LLC Agreement and therein.
Section 12.5   Rights of Members Independent.   The rights available to the Members under this LLC Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.
Section 12.6   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this LLC Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this LLC Agreement, and the performance of the obligations imposed by this LLC Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS LLC AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS LLC AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS LLC AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS LLC AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this LLC Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this LLC Agreement in any other courts. Nothing in this Section 12.6, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 12.7   Headings.   The descriptive headings of the Articles, Sections and clauses of this LLC Agreement are for convenience only and do not constitute a part of this LLC Agreement.
Section 12.8   Counterparts; Electronic Delivery.   This LLC Agreement and any amendment hereto or any other agreements delivered pursuant to this LLC Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.
Section 12.9   Notices.   All notices, demands and other communications to be given or delivered under this LLC Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 12.9, notices, demands and other communications shall be sent to the addresses indicated below:

If to the Company or the Managing Member:
E2open Parent Holdings, Inc.
c/o E2open, LLC
9600 Great Hills Trail, Suite 300E
Austin, TX 78759
Attention:
Michael Farlekas
Laura Fese

Email:
Michael.Farlekas@e2open.com
Laura.Fese@e2open.com

and
E2open Holdings, LLC
c/o E2open, LLC
9600 Great Hills Trail, Suite 300E
Austin, TX 78759
Attention:
Michael Farlekas
Laura Fese

Email:
Michael.Farlekas@e2open.com
Laura.Fese@e2open.com

with a copy (which shall not constitute notice) to:
[   ]
[   ]
[   ]
Attention:
[   ]

Email:
[   ]

If to any Continuing Member, to the address for such Continuing Member set forth on Exhibit A.
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire E. James

Email:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

Section 12.10   Representation by Counsel; Interpretation.   The Parties acknowledge that each Party to this LLC Agreement has been represented by counsel in connection with this LLC Agreement and the transactions contemplated by this LLC Agreement. Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this LLC Agreement against the Party that drafted it has no application and is expressly waived.
Section 12.11   Severability.   Whenever possible, each provision of this LLC Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this LLC Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this LLC Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

Section 12.12   Expenses.   Except as otherwise provided in this LLC Agreement (or as set forth in the Business Combination Agreement with respect to expenses incurred in connection with the entry into this LLC Agreement), each Party shall bear its own expenses in connection with the transactions contemplated by this LLC Agreement.
Section 12.13   No Third Party Beneficiaries.   Except as provided in Section 7.4 and Section 10.3(a), this LLC Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights under this LLC Agreement.
Section 12.14   Confidentiality.   Except as required by applicable Law, each Member (other than the Managing Member) agrees to hold the Company’s Confidential Information in confidence and shall not, unless authorized in writing by the Managing Member, (a) disclose any Confidential Information to any third party or (b) use such information except in furtherance of the business of the Company; provided, however, that (i) each Member may disclose Confidential Information to such Member’s Affiliates, attorneys, accountants, consultants and other advisors who are bound by an obligation of confidentiality with respect to such Confidential Information; provided such Member will be responsible for any violation by any of its Affiliates, attorneys, accountants, consultants or other advisors of the confidentiality provisions in this Section 12.14, (ii) each Member may disclose Confidential Information as required in response to any summons, subpoena or other legal requirement, provided that such Member shall promptly notify the Managing Member in writing so the Company may seek a protective order or appropriate remedy, (iii) each Member may disclose Confidential Information to a proposed Transferee if such disclosure is reasonably required in connection with any proposed Transfer of Units to such Transferee pursuant to the terms of this LLC Agreement, and (iv) each Member may disclose Confidential Information to the extent necessary for such Member to prepare and file its tax returns, to respond to any inquiries regarding such tax returns from any taxing authority or to prosecute or defend any action, proceeding or audit by any taxing authority with respect to such tax returns. In addition, each of the Continuing Members that is private equity, venture capital or other investment firm or similarly regulated entity (x) may disclose Confidential Information in connection with routine supervisory audit or regulatory examinations (including by regulatory or self-regulatory bodies) to which they are subject in the course of their respective businesses without liability hereunder and (y) shall not be required to provide notice to any party in the course of any such routine supervisory audit or regulatory examination, provided that such routine audit or examination does not specifically target PubCo, any of its subsidiaries or the Confidential Information, and (z) may provide information about the subject matter of this Agreement to prospective and existing investors in connection with fund raising, marketing, informational, transactional or reporting activities. Each Member and the Company acknowledges and agrees that the certain of the Continuing Members and their respective Affiliates may currently be invested in, may invest in, or may consider investments in companies that compete either directly or indirectly with PubCo and its Subsidiaries, or operate in the same or similar business as PubCo and its Subsidiaries, and that nothing herein shall be in any way construed to prohibit or such Continuing Members or their respective Affiliates’ ability to maintain, make or consider such other investments; provided, however, that no Confidential Information is used or disclosed in connection with such activities.
Section 12.15   No Recourse.   Notwithstanding anything that may be expressed or implied in this LLC Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this LLC Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Action, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this LLC Agreement or the transactions contemplated by this LLC Agreement, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise required by this LLC Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise expressly set forth in, and subject in all cases to the terms and conditions of and limitations herein, this LLC Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this LLC Agreement, or the negotiation, execution or performance of this LLC Agreement, may only be brought against the Persons that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Party Affiliate is expressly intended as a third party beneficiary of this Section 12.15.
[Signatures on Next Page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Third Amended and Restated Limited Liability Company Agreement to be executed as of the day and year first above written.
COMPANY:
E2OPEN HOLDINGS, LLC
By:

Name:
Title:
MANAGING MEMBER:
E2OPEN PARENT HOLDINGS, INC.
By:

Name:
Title:
MEMBERS:
INSIGHT E2OPEN AGGREGATOR, LLC
By:

Name:
Title:
[                 ]
By:

Name:
Title:
Signature Page to Third Amended and Restated Limited Liability Company Agreement of E2open Holdings, LLC

Annex K
FORM OF LOCK-UP AGREEMENT
This letter agreement (this “Agreement”) is dated as of [•] by and between E2open Parent Holdings, Inc., a Delaware corporation and successor to CC Neuberger Principal Holdings I, a Cayman Islands exempted company (including any of its successors or assigns, “PubCo”) and [•] (the “Holder”). Each of PubCo and Holder may be referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in Section 1.3 hereof.
RECITALS
WHEREAS, PubCo entered into a Business Combination Agreement with E2open Holdings, LLC, a Delaware limited liability company (the “Company”), Sonar Company Merger Sub, LLC (“Company Merger Sub”) and the other parties thereto, dated as of October 14, 2020 (as amended or modified from time to time in accordance with the terms of such agreement, the “BCA”), pursuant to which, among other things, on the date hereof (i) Company Merger Sub merged with and into the Company, with the Company surviving as a subsidiary of PubCo and (ii) the Company’s limited liability company agreement was amended and restated in substantially the form set forth in an exhibit attached to the BCA (the “Company A&R LLCA”), pursuant to which PubCo became the sole managing member of the Company;
WHEREAS, contemporaneously with the execution and delivery of this Agreement and the consummation of the transactions contemplated by the BCA, PubCo entered into an Investor Rights Agreement with CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company (the “Sponsor”), CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company (“CC Capital”); Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted company (“NBOKS” and, together with CC Capital, the “Founder Holders”); and Eva F. Huston and Keith W. Abell (together, the “CCNB1 Independent Directors”) and the other parties thereto (together with the Sponsor, Founder Holders and CCNB1 Independent Directors, the “Company Equityholders”), dated as of the date hereof (the “Investor Rights Agreement”), pursuant to which, among other things, the Company Equityholders agreed to certain restrictions with respect to shares held in PubCo, including shares in PubCo received as consideration pursuant to the BCA;
WHEREAS, as a result of the consummation of the transactions contemplated by the BCA, among other things, the Holder has received Lock-Up Shares (as defined below); and
WHEREAS, the Parties desire to set forth their agreement with respect to certain matters, in each case, in accordance with the terms and conditions of this Agreement with respect to the Lock-Up Shares received by Holder under the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
LOCK UP
Section 1.1   Lock-Up.
(a)   Holder shall not Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by the Holder during the Lock-Up Period; provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 1.2 or, with respect to any Common Units or Restricted Common Units held by Holder, the Company A&R LLCA. The “Lock-Up Period” shall be the period commencing on the date hereof and ending on the date that is six (6) months following the date hereof. The “Lock-Up Shares” means (i) the Class A Common Stock, Class B Common Stock, including the Series B-1 Common Stock and the Series B-2 Common Stock, Class V Common Stock, Common Units and Restricted Common Units

held by the Holder as of the date hereof, and (ii) shares of Class A Common Stock issued pursuant to the Company A&R LLCA upon exchange of any Common Units or Restricted Common Units held as of the date hereof, along with an equal number of Class V Common Stock, for Class A Common Stock.
(b)   During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.
(c)   The Holder acknowledges and agrees that, notwithstanding anything to the contrary herein, the Equity Securities in the Company (including Common Units and Restricted Common Units), shares of Class V Common Stock and shares of Class A Common Stock, in each case, Beneficially Owned by the Holder, shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC, and under the Company A&R LLCA.
Section 1.2   Permitted Transfers.   Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, the Holder may Transfer, without the consent of PubCo, any of its Lock-Up Shares to (i) any of its Permitted Transferees, upon written notice to PubCo or (ii) (a) a charitable organization, upon written notice to PubCo; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (c) in the case of an individual, pursuant to a qualified domestic relations order; or (d) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the date hereof; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (ii) above, (x) the restrictions and obligations contained in Section 1.1 and this Section 1.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor pursuant to this Section 1.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering a joinder in the form attached to this Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Agreement.
Section 1.3   Definitions.   As used in this Agreement, the following terms shall have the following meanings:
“Action” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this Agreement.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, mean that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Certificate of Incorporation” means the certificate of incorporation of PubCo, as in effect on the date hereof, as the same may be amended from time to time.

“Class A Common Stock” means, as applicable, (a) the Class A common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class A common stock or into which the Class A common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Common Stock” means, as applicable, (a) the Class B common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class B common stock or into which the Class B common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class V Common Stock” means, as applicable, (a) the Class V common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class V common stock or into which the Class V common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Common Stock” means shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock, including any shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock.
“Common Unit” means a common unit of the Company.
“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“Permitted Transferee” means with respect to any Person, (i) any Family Member of such Person and (ii) any Affiliate of such Person (including any partner, shareholder, member controlling or under common control with such Member and Affiliated investment fund or vehicle) of such Person, but excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or its subsidiaries and any portfolio company.

“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Restricted Common Unit” means an unvested performance-based restricted Common Unit.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.
“Series B-1 Common Stock” means, as applicable, (a) the Series B-1 common stock, par value $0.0001 per share, of PubCo, a series of the Class B Common Stock which is convertible into Class A Common Stock on the conditions set forth in the Certificate of Incorporation, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Series B-1 common stock or into which the Series B-1 common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Series B-2 Common Stock” means, as applicable, (a) the Series B-2 common stock, par value $0.0001 per share, of PubCo, a series of the Class B Common Stock which is convertible into Class A Common Stock on the conditions set forth in the Certificate of Incorporation, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Series B-2 common stock or into which the Series B-2 common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition, contract or legally binding agreement to undertake any of the foregoing, by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
ARTICLE II
MISCELLANEOUS
Section 2.1   Notices.   All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 2.1, notices, demands and other communications shall be sent to the addresses indicated below.

if to PubCo, to:
E2open Parent Holdings, Inc.
c/o E2open, LLC
9600 Great Hills Trail, Suite 300E
Austin, TX 78759
Attention:
Michael Farlekas
Laura Fese

Email:
Michael.Farlekas@e2open.com
Laura.Fese@e2open.com

with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:
Morgan D. Elwyn
Robert A. Rizzo
Claire James

Email:
melwyn@willkie.com
rrizzo@willkie.com
cejames@willkie.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Jessica T. Murray
Christian Nagler
Peter Seligson

Email:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
jessica.murray@kirkland.com
christian.nagler@kirkland.com
peter.seligson@kirkland.com

if to the Holder, to:
[•]
Section 2.2   Assignment; Successors and Assigns; No Third Party Beneficiaries.
(a)   Except as otherwise permitted hereunder, no Holder may assign such Holder’s rights or obligations under this Agreement, in whole or in part, without the prior written consent of PubCo. Any such assignee may not again assign those rights, other than in accordance with this Section 2.2(a). Any attempted assignment of rights or obligations in violation of this Section 2.2(a) shall be null and void.
(b)   All of the terms and provisions of this Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms hereof.
(c)   Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 2.3   Termination.   The Holder’s obligations under this Agreement shall terminate concurrently with the termination of the Lock-Up Period.
Section 2.4   Severability.   If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions hereof, to the extent permitted by Law shall remain in full force and effect.
Section 2.5   Entire Agreement; Amendments; No Waiver.
(a)   This Agreement, together with Exhibit A to this Agreement, the BCA, the Company A&R LLCA, and all other Ancillary Agreements (as such term is defined in the BCA), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Agreement and therein.
(b)   No provision of this Agreement may be amended or modified in whole or in part at any time without the express written consent of PubCo; provided that any such amendment or modification that would be materially adverse in any respect to the Holder shall require the prior written consent of the Holder; provided, further, that a provision that has terminated with respect to a Party shall not require any consent of such Party with respect to amending or modifying such provision.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 2.6   Counterparts; Electronic Delivery.   This Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.
Section 2.7   Governing Law; Waiver of Jury Trial; Jurisdiction.   The law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH OF THE PARTIES FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Agreement in any other courts. Nothing in this Section 2.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

Section 2.8   Specific Performance.   Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.
Section 2.9   Subsequent Acquisition of Shares.   Any Equity Securities of PubCo or the Company acquired subsequent to the date hereof and prior to the expiration of the Lock-Up Period by the Holder shall be subject to the terms and conditions of this Agreement and such shares shall be considered to be “Lock-Up Shares” as such term is used in this Agreement.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, PubCo and Holder have duly executed this Agreement as of the date first written above.
PUBCO:
E2open Parent Holdings, Inc.
By:

Name:
Title:
HOLDER

Name:
[Signature Page — Lock Up Agreement]

Exhibit A
Form of Joinder
This Joinder (this “Joinder”) to the Lock Up Agreement (each as defined below), made as of            , is between           (“Transferor”) and           (“Transferee”).
WHEREAS, as of the date hereof, Transferee is acquiring           Registrable Securities (the “Acquired Interests”) from Transferor;
WHEREAS, Transferor is a party to that certain Lock Up Agreement, dated as of [•] among E2open Parent Holdings, Inc. (“PubCo”) and           (the “Lock Up Agreement”); and
WHEREAS, Transferee is required, at the time of and as a condition to such Transfer, to become a party to the Lock Up Agreement by executing and delivering this Joinder, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Lock Up Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:
Section 1.1   Definitions.   To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Lock Up Agreement.
Section 1.2   Acquisition.   The Transferor hereby Transfers to the Transferee all of the Acquired Interests.
Section 1.3   Joinder.   Transferee hereby acknowledges and agrees that (a) such Transferee has received and read the Lock Up Agreement, (b) such Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Lock Up Agreement and (c) such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of the Lock Up Agreement.
Section 1.4   Notice.   Any notice, demand or other communication under the Lock Up Agreement to Transferee shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 2.1 of the Lock Up Agreement.
Section 1.5   Governing Law.   This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.
Section 1.6   Counterparts; Electronic Delivery.   This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement.

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.
[TRANSFEROR]
By:

Name:
Title:
[TRANSFEREE]
By:

Name:
Title:
Address for notices:

Annex L
THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
CC NEUBERGER PRINCIPAL HOLDINGS I
(ADOPTED BY SPECIAL RESOLUTION DATED 23 APRIL 2020 AND EFFECTIVE ON 23 APRIL 2020)

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
CC NEUBERGER PRINCIPAL HOLDINGS I
(ADOPTED BY SPECIAL RESOLUTION DATED 23 APRIL 2020 AND EFFECTIVE ON 23 APRIL 2020)
1
The name of the Company is CC Neuberger Principal Holdings I

2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s shares.

5
The share capital of the Company is US$55,100 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
CC NEUBERGER PRINCIPAL HOLDINGS I
(ADOPTED BY SPECIAL RESOLUTION DATED 23 APRIL 2020 AND EFFECTIVE ON 23 APRIL 2020)
1
Interpretation

1.1
In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.
“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.
“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”
means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”
means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Equity-linked Securities”
means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”
means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Nominating and Corporate	means the nominating and corporate governance committee

Governance Committee”	of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”
means the option of the Underwriters to purchase up to an additional 15 per cent of the units (as described in the Articles) sold in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Directors by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representatives”	means the representatives of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company, and its successors or assigns.
“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”
means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2
In the Articles:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing the masculine gender include the feminine gender;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)
headings are inserted for reference only and shall be ignored in construing the Articles;

(j)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)
sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2
Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
Issue of Shares and other Securities

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.
3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO (or if such day is not a business day, on the next succeeding business day) unless the Representatives inform the Company of their decision to allow earlier separate trading, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4
The Company shall not issue Shares to bearer.

4
Register of Members

4.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5
Closing Register of Members or Fixing Record Date

5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6
Certificates for Shares

6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7
Transfer of Shares

7.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8
Redemption, Repurchase and Surrender of Shares

8.1
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)
Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)
Class B Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the sum of (i) the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO) and (ii) any Class A Shares to be issued pursuant to any forward purchase agreement executed in connection with the consummation of the IPO; and

(c)
Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4
The Directors may accept the surrender for no consideration of any fully paid Share.

9
Treasury Shares

9.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10
Variation of Rights of Shares

10.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.
11
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12
Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13
Lien on Shares

13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14
Call on Shares

14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15
Forfeiture of Shares

15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16
Transmission of Shares

16.1
If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17
Class B Share Conversion

17.1
The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holder thereof; and (b) automatically on the first business day following the closing of a Business Combination.

17.3
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of a Business Combination, including any Class A Shares issued pursuant to a forward purchase agreement (but not any warrants), all Class B Shares in issue shall automatically convert into Class A Shares on the first business day following the closing of a Business Combination at a ratio so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor upon conversion of working capital loans.

17.4
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7
References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8
Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18
Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1
The Company may by Ordinary Resolution:

(a)
increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)
cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3
Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles (subject to Article 29.4);

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

19
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20
General Meetings

20.1
All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3
The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4
Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

21
Notice of General Meetings

21.1
At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22
Proceedings at General Meetings

22.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9
If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10
When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11
A resolution put to the vote of the meeting shall be decided on a poll.

22.12
A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14
In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23
Votes of Members

23.1
Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24
Proxies

24.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25
Corporate Members

25.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2
If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
27
Directors

27.1
There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2
The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
28
Powers of Directors

28.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29
Appointment and Removal of Directors

29.1
Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3
After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4
Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30
Vacation of Office of Director

The office of a Director shall be vacated if:
(a)
the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)
the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)
the Director is found to be or becomes of unsound mind; or

(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31
Proceedings of Directors

31.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

31.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5
A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32
Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
33
Directors’ Interests

33.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34
Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
35
Delegation of Directors’ Powers

35.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
35.3
The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6
The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36
No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
37
Remuneration of Directors

37.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
37.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38
Seal

38.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3
A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39
Dividends, Distributions and Reserve

39.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3
The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
39.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8
No Dividend or other distribution shall bear interest against the Company.

39.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
41
Books of Account

41.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42
Audit

42.1
The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4
The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43
Notices

43.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2
Where a notice is sent by:

(a)
courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)
post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)
cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)
e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)
placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44
Winding Up

44.1
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45
Indemnity and Insurance

45.1
Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the

Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.
45.2
The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47
Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
48
Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.
49
Business Combination

49.1
Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2
Prior to the consummation of a Business Combination, the Company shall either:

(a)
submit such Business Combination to its Members for approval; or

(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination.

49.3
If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4
At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$ 5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5
Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company, and provided further that any beneficial owner of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public

Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Redemption Limitation”).
49.6
A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7
In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)
cease all operations except for the purpose of winding up;

(b)
as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)
as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in the case of (b) and (c) above to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.
49.8
In the event that any amendment is made to this Article that would affect the substance or timing of the Company’s obligation to:

(a)
provide for the redemption of the Public Shares in connection with a Business Combination; or

(b)
redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.
49.9
A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10
After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)
receive funds from the Trust Account; or

(b)
vote as a class with Public Shares on a Business Combination.

49.11
A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.12
The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations

49.13
The Company is not prohibited from pursuing a Business Combination with a company that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a company that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm which is a member of the United States Financial Industry Regulatory Authority, Inc. or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50
Business Opportunities

50.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex M
E2open Parent Holdings, Inc.
2020 Omnibus Incentive Plan
1.   Purpose.
The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award of Stock-based and cash-based incentives to Eligible Persons to encourage such Eligible Persons to expend maximum effort in the creation of stockholder value.
2.   Definitions.
For purposes of the Plan, the following terms shall be defined as set forth below:
(a)   “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.
(b)   “Award” means any Option, award of Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, or other Stock-based award granted under the Plan.
(c)   “Award Agreement” means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, or an agreement governing the grant of any other Stock-based Award granted under the Plan.
(d)   “Board” means the Board of Directors of the Company.
(e)   “Cause” means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant’s plea of nolo contendere to, conviction of or indictment for, any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates, (2) conduct of the Participant, in connection with his or her employment or service, that has resulted, or could reasonably be expected to result, in injury to the business or reputation of the Company or its Affiliates, (3) any material violation of the policies of the Service Recipient, including, but not limited to, those relating to sexual harassment, ethics, discrimination, or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (4) the Participant’s act(s) of negligence or willful misconduct in the course of his or her employment or service with the Service Recipient; (5) misappropriation by the Participant of any assets or business opportunities of the Company or its Affiliates; (6) embezzlement or fraud committed by the Participant, at the Participant’s direction, or with the Participant’s prior actual knowledge; or (7) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties. If, subsequent to the Termination of a Participant for any reason other than by the Service Recipient for Cause, it is discovered that the Participant’s employment or service could have been terminated for Cause, such Participant’s employment or service shall, at the discretion of the Committee, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to repay or return to the Company all amounts and benefits received by him or her in respect of any Award following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.
(f)   “Change in Control” means:
(1)   a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities eligible to vote in the election of the Board (the “Company Voting Securities”);
(2)   the date, within any consecutive twenty-four (24)-month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or
(3)   the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company’s stockholders (whether for such transaction, the issuance of securities in the transaction or otherwise) (a “Reorganization”), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”) or (B)if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of such Reorganization are members of the Incumbent Board at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a “Non-Control Transaction”); or
(4)   the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.
Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.
(g)   “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.
(h)   “Committee” means the Board, the Compensation Committee of the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.
(i)   “Company” means E2open Parent Holdings, Inc., a Delaware corporation, and its successors by operation of law.
(j)   “Corporate Event” has the meaning set forth in Section 10(b) hereof.
(k)   “Data” has the meaning set forth in Section 20(g) hereof.
(l)   “Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such Award Agreement or Participant Agreement.
(m)   “Disqualifying Disposition” means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.
(n)   “Effective Date” means December [•], 2020, which is the date on which the Plan was approved by the Board.
(o)   “Eligible Person” means (1) each employee and officer of the Company or any of its Affiliates, (2) each non-employee director of the Company or any of its Affiliates, (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, stockholder or partner) and who is designated as eligible by the Committee, and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; provided further, however, that (i) with respect to any Award that is intended to qualify as a “stock right” that does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code, the term “Affiliate” as used in this Section 2(o) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain other than the last corporation or other entity owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to be an Incentive Stock Option, the term “Affiliate” as used in this Section 2(o) shall include only those entities that qualify as a “subsidiary corporation” with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan.
(p)   “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.
(q)   “Expiration Date” means, with respect to an Option or Stock Appreciation Right, the date on which the term of such Option or Stock Appreciation Right expires, as determined under Sections 5(b) or 8(b) hereof, as applicable.

(r)   “Fair Market Value” means, as of any date when the Stock is listed on one or more national securities exchange(s), the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, “Fair Market Value” shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.
(s)   “GAAP” means the U.S. Generally Accepted Accounting Principles, as in effect from time to time.
(t)   “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.
(u)   “Nonqualified Stock Option” means an Option not intended to be an Incentive Stock Option.
(v)   “Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.
(w)   “Option Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option Award.
(x)   “Participant” means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.
(y)   “Participant Agreement” means an employment or other services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant’s employment or service with the Service Recipient and is effective as of the date of determination.
(z)   “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.
(aa)   “Plan” means this E2open Parent Holdings, Inc. 2020 Omnibus Incentive Plan, as amended from time to time.
(bb)   “Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and an “independent director” as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual or other applicable stock exchange rules.
(cc)   “Qualifying Committee” has the meaning set forth in Section 3(b) hereof.
(dd)   “Restricted Stock” means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.
(ee)   “Restricted Stock Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Award.
(ff)   “Restricted Stock Unit” means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.
(gg)   “RSU Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Restricted Stock Units.
(hh)   “SAR Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Stock Appreciation Rights.
(ii)   “Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.
(jj)   “Service Recipient” means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.
(kk)   “Stock” means the Class A common stock, par value $0.0001 per share, of the Company, and such other securities as may be substituted for such stock pursuant to Section 10 hereof.
(ll)   “Stock Appreciation Right” means a conditional right, granted to a Participant under Section 8 hereof, to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 10(b) hereof, Stock Appreciation Rights shall be settled in Stock.
(mm)   “Substitute Award” has the meaning set forth in Section 4(a) hereof.
(nn)   “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient; provided, however, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant’s change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting “nonqualified deferred compensation” subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.
3.   Administration.
(a)   Authority of the Committee.   Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the type, number and type of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its stockholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, subject to Section 10(d), or in the event of a Participant’s Termination by the Service Recipient other than for Cause, or due to the Participant’s death, Disability or retirement (as such term may be defined in an applicable Award Agreement or Participant Agreement, or, if no such definition exists, in accordance with the Company’s then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b)   Manner of Exercise of Committee Authority.   At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.
(c)   Delegation.   To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3(c) within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with Section 3(b) above.
(d)   Sections 409A and 457A.   The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).
4.   Shares Available Under the Plan; Other Limitations.
(a)   Number of Shares Available for Delivery.   Subject to adjustment as provided in Section 10 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall equal [•]. Shares of Stock delivered under the Plan shall consist of authorized and unissued shares or previously issued shares of Stock reacquired by the Company on the open market or by private purchase. Notwithstanding the foregoing, (i) except as may be required by reason of Section 422 of the Code, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) and IM-5635-1, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a “Substitute Award”) and (iii) shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.
(b)   Share Counting Rules.   The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem awards or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. Other than with respect to a Substitute Award, to the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares of Stock will again be available for grant. Shares of Stock withheld or surrendered in payment of taxes relating to an Award shall not be deemed to constitute shares delivered to the Participant and shall be deemed to again be available for delivery under the Plan. Shares of Stock withheld or surrendered in payment of the exercise price relating to an Award shall be deemed to constitute shares delivered to the Participant and shall not be deemed to again be available for delivery under the Plan.

(c)   Incentive Stock Options.   No more than [•] shares of Stock (subject to adjustment as provided in Section 10 hereof) reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.
(d)   Shares Available Under Acquired Plans.   To the extent permitted by NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Stock reserved and available for delivery in connection with Awards under the Plan; provided that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.
(e)   Minimum Vesting.   No Award may vest earlier than the first (1st) anniversary of the date of grant; provided, however, that the foregoing minimum vesting period shall not apply (i) to a Substitute Award that does not reduce the vesting period of the award being replaced or assumed, or (ii) to Awards involving an aggregate number of shares of Stock not in excess of five percent (5%) of the aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof).
(f)   Limitation on Awards to Non-Employee Directors.   Notwithstanding anything herein to the contrary, the maximum value of any Awards granted to a non-employee director of the Company in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year in respect of the non-employee director’s services as a member of the Board during such year, shall not exceed $750,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided, that the Committee may make exceptions to this limit, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.
5.   Options.
(a)   General.   Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board and (ii) the date the stockholders of the Company approve the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, however, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(o) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.
(b)   Term.   The term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after, and each Option shall expire, ten (10) years from the date it was granted.
(c)   Exercise Price.   The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5(g) hereof in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; provided, that such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.
(d)   Payment for Stock.   Payment for shares of Stock acquired pursuant to an Option granted hereunder shall be made in full upon exercise of the Option in a manner approved by the Committee, which may include any of the following payment methods: (1) in immediately available funds in U.S. dollars, or by certified or bank cashier’s check, (2) by delivery of shares of Stock having a value equal to the exercise price, (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations, or (4) by any other means approved by the Committee (including, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of shares of Stock underlying the Option so exercised reduced by the number of shares of Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise). Notwithstanding anything herein to the contrary, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.
(e)   Vesting.   Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Option Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled or otherwise terminates.
(f)   Termination of Employment or Service.   Except as provided by the Committee in an Option Agreement, Participant Agreement or otherwise:
(1)   In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant’s death or Disability, (A) all vesting with respect to such Participant’s Options outstanding shall cease, (B) all of such Participant’s unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant’s vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.
(2)   In the event of a Participant’s Termination prior to the applicable Expiration Date by reason of such Participant’s death or Disability, (i) all vesting with respect to such Participant’s Options outstanding shall cease, (ii) all of such Participant’s unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant’s vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination.
(3)   In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.
(g)   Special Provisions Applicable to Incentive Stock Options.
(1)   No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.
(2)   To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.
(3)   Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.
6.   Restricted Stock.
(a)   General.   Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 6(b) hereof, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant’s Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.
(b)   Vesting and Restrictions on Transfer.   Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a Restricted Stock Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. In addition to any other restrictions set forth in a Participant’s Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement.
(c)   Termination of Employment or Service.   Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock has vested, (1) all vesting with respect to such Participant’s Restricted Stock outstanding shall cease, and (2) as soon as practicable following such Termination, the Company shall repurchase from the Participant, and the Participant shall sell, all of such Participant’s unvested shares of Restricted Stock at a purchase price equal to the lesser of (A) the original purchase price paid for the Restricted Stock (as adjusted for any subsequent changes in the outstanding Stock or in the capital structure of the Company) less any dividends or other distributions or bonus received (or to be received) by the Participant (or any transferee) in respect of such Restricted Stock prior to the date of repurchase and (B) the Fair Market Value of the Stock on the date of such repurchase; provided that, if the original purchase price paid for the Restricted Stock is equal to zero dollars ($0), such unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.
7.   Restricted Stock Units.
(a)   General.   Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which agreements need not be identical.
(b)   Vesting.   Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment.
(c)   Settlement.   Restricted Stock Units shall be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant’s RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units prior to settlement.
(d)   Termination of Employment or Service.   Except as provided by the Committee in an RSU Agreement, Participant Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock Units have been settled, (1) all vesting with respect to such Participant’s Restricted Stock Units outstanding shall cease, (2) all of such Participant’s unvested Restricted Stock Units outstanding shall be forfeited for no consideration as of the date of such Termination, and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.
8.   Stock Appreciation Rights.
(a)   General.   Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.
(b)   Term.   The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten (10) years from the date it was granted.
(c)   Base Price.   The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; provided, that such base price is determined in a manner consistent with the provisions of Section 409A of the Code.
(d)   Vesting.   Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.
(e)   Payment upon Exercise.   Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f)   Termination of Employment or Service.   Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:
(1)   In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant’s death or Disability, (A) all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease, (B) all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.
(2)   In the event of a Participant’s Termination prior to the applicable Expiration Date by reason of such Participant’s death or Disability, (i) all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease, (ii) all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (iii) all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant’s death, such Participant’s Stock Appreciation Rights shall remain exercisable by the Person or Persons to whom such Participant’s rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested at the time of such Termination.
(3)   In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.
9. Other Stock-Based Awards.
The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.
10.   Adjustment for Recapitalization, Merger, etc.
(a)   Capitalization Adjustments.   The aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof), the numerical share limits in Section 4(a) hereof, the number of shares of Stock covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan. In lieu of or in addition to any adjustment pursuant to this Section 10, if deemed appropriate, the Committee may provide that an adjustment take the form of a cash payment to the holder of an outstanding Award with respect to all or part of an outstanding Award, which payment shall be subject to such terms and conditions (including timing of payment(s), vesting and forfeiture conditions) as the Committee may determine in its sole discretion. The Committee will make such adjustments, substitutions or payment, and its determination will be final, binding and conclusive. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.
(b)   Corporate Events.   Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a “Corporate Event”), the Committee may provide for any one or more of the following:
(1)   The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in Section 10(a) hereof, and to the extent that such Awards vest subject to the achievement of performance criteria, such performance criteria shall be deemed earned at target level (or if no target is specified, the maximum level) and will be converted into solely service based vesting awards that will vest during the performance period, if any, during which the original performance criteria would have been measured;
(2)   The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event; provided that unless otherwise set forth in an Award Agreement, any Awards that vest subject to the achievement of performance criteria will be deemed earned at target level (or if no target is specified, the maximum level), provided further that a Participant has not experienced a Termination prior to such Corporate Event;
(3)   The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; provided, however, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;
(4)   The cancellation of any or all Options, Stock Appreciation Rights and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; provided that all Options, Stock Appreciation Rights and other Awards to be so canceled pursuant to this paragraph (4) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and
(5)   The replacement of any or all Awards (other than Awards that are intended to qualify as “stock rights” that do not provide for a “deferral of compensation” within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph (3) above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this Section 10(b), the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards, (B) bear such Participant’s pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.
(c)   Fractional Shares.   Any adjustment provided under this Section 10 may, in the Committee’s discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.
(d)   Double-Trigger Vesting.   Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of such Award may not be accelerated by reason of the Change in Control for any Participant unless the Participant experiences an involuntary Termination as a result of the Change in Control. Unless otherwise provided for in an Award Agreement or Participant Agreement, all Awards held by a Participant who experiences an involuntary Termination as a result of a Change in Control shall immediately vest as of the date of such Termination. For purposes of this Section 10(d), a Participant will be deemed to experience an involuntary Termination as a result of a Change in Control if the Participant experiences a Termination by the Service Recipient other than for Cause, or otherwise experiences a Termination under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law or, in the case of a non-employee director of the Company, if the non-employee director’s service on the Board terminates in connection with or as a result of a Change in Control, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.
11.   Use of Proceeds.
The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.
12.   Rights and Privileges as a Stockholder.
Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.
13.   Transferability of Awards.
Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant’s rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.
14.   Employment or Service Rights.
No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.
15.   Compliance with Laws.
The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation) or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.
16.   Withholding Obligations.
As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable. Depending on the withholding method, the Company may withhold by considering the applicable minimum statutorily required withholding rates or other applicable withholding rates in the applicable Participant’s jurisdiction, including maximum applicable rates that may be utilized without creating adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto) and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity.
17.   Amendment of the Plan or Awards.
(a)   Amendment of Plan.   The Board or the Committee may amend the Plan at any time and from time to time.
(b)   Amendment of Awards.   The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.
(c)   Stockholder Approval; No Material Impairment.   Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant’s rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 10 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d)   No Repricing of Awards Without Stockholder Approval.   Notwithstanding Sections 17(a) or 17(b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without stockholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 10(a) hereof), (2) any other action that is treated as a repricing under GAAP, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 10(b) hereof.
18.   Termination or Suspension of the Plan.
The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the stockholders of the Company approve the Plan. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; provided, however, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.
19.   Effective Date of the Plan.
The Plan is effective as of the Effective Date, subject to stockholder approval.
20.   Miscellaneous.
(a)   Treatment of Dividends and Dividend Equivalents on Unvested Awards.   Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld. No dividends or dividend equivalents shall be paid on Options or Stock Appreciation Rights.
(b)   Certificates.   Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.
(c)   Other Benefits.   No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.
(d)   Corporate Action Constituting Grant of Awards.   Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(e)   Clawback/Recoupment Policy.   Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.
(f)   Non-Exempt Employees.   If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability, (2) upon a Corporate Event in which such Option is not assumed, continued, or substituted, (3) upon a Change in Control, or (4) upon the Participant’s retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement, or, if no such definition exists, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from such employee’s regular rate of pay, the provisions of this Section 20(f)will apply to all Awards.
(g)   Data Privacy.   As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 20(g) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(h)   Participants Outside of the United States.   The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non-U.S. tax laws and other restrictions applicable as a result of the Participant’s residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 20(h) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non-U.S. nationals or are primarily employed or providing services outside the United States.
(i)   Change in Time Commitment.   In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(j)   No Liability of Committee Members.   Neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful misconduct; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
(k)   Payments Following Accidents or Illness.   If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.
(l)   Governing Law.   The Plan shall be governed by and construed in accordance with the laws of State of Delaware without reference to the principles of conflicts of laws thereof.
(m)   Electronic Delivery.   Any reference herein to a “written” agreement or document or “writing” will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(n)   Arbitration.   All disputes and claims of any nature that a Participant (or such Participant’s transferee or estate) may have against the Company arising out of or in any way related to the Plan or any Award Agreement shall be submitted to and resolved exclusively by binding arbitration conducted in [•] (or such other location as the parties thereto may agree) in accordance with the applicable rules of the American Arbitration Association then in effect, and the arbitration shall be heard and determined by a panel of three arbitrators in accordance with such rules (except that in the event of any inconsistency between such rules and this Section 20(n), the provisions of this Section 20(n) shall control). The arbitration panel may not modify the arbitration rules specified above without the prior written approval of all parties to the arbitration. Within ten business days after the receipt of a written demand, each party shall designate one arbitrator, each of whom shall have experience involving complex business or legal matters, but shall not have any prior, existing or potential material business relationship with any party to the arbitration. The two arbitrators so designated shall select a third arbitrator, who shall preside over the arbitration, shall be similarly qualified as the two arbitrators and shall have no prior, existing or potential material business relationship with any party to the arbitration; provided that if the two arbitrators are unable to agree upon the selection of such third arbitrator, such third arbitrator shall be designated in accordance with the arbitration rules referred to above. The arbitrators will decide the dispute by majority decision, and the decision shall be rendered in writing and shall bear the signatures of the arbitrators and the party or parties who shall be charged therewith, or the allocation of the expenses among the parties in the discretion of the panel. The arbitration decision shall be rendered as soon as possible, but in any event not later than 120 days after the constitution of the arbitration panel. The arbitration decision shall be final and binding upon all parties to the arbitration. The parties hereto agree that judgment upon any award rendered by the arbitration panel may be entered in the United States District Court for the [•] District of [•] or any court sitting in [•]. To the maximum extent permitted by law, the parties hereby irrevocably waive any right of appeal from any judgment rendered upon any such arbitration award in any such court. Notwithstanding the foregoing, any party may seek injunctive relief in any such court.
(o)   Statute of Limitations.   A Participant or any other person filing a claim for benefits under the Plan must file the claim within one (1) year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.
(p)   Funding.   No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.
(q)   Reliance on Reports.   Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.
(r)   Titles and Headings.   The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.
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Adopted by the Board of Directors:            , 2020
Approved by the Stockholders:            , 2020
Termination Date:            , 2020